As filed with the Securities and Exchange Commission on February 13, 2015

Registration No. 333-200112

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 3

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BUSINESS FIRST BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Louisiana	6022	20-5340628
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Business First Bank Plaza

8440 Jefferson Highway, Suite 101

Baton Rouge, Louisiana 70809

(225) 248-7600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David R. Melville, III

President and Chief Executive Officer

Business First Bancshares, Inc.

8440 Jefferson Highway, Suite 101

Baton Rouge, Louisiana 70809

(225) 248-7600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lowell W. Harrison, Esq. Stephanie E. Kalahurka, Esq. Fenimore, Kay, Harrison & Ford LLP 812 San Antonio Street, Suite 600 Austin, Texas 78701 (512) 583-5900 (512) 583-5940 (Fax)	Lee C. Kantrow, Esq. Jacob M. Kantrow, Esq. Kantrow, Spaht, Weaver & Blitzer (APLC) 445 North Boulevard, Suite 300 Baton Rouge, Louisiana 70802 (225) 383-4703 (225) 343-0637 (Fax)

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting to buy these securities, in any state where the offer or sale is not permitted.

Subject to completion, dated February 13, 2015

Business First Bancshares, Inc., the holding company for	American Gateway Financial Corporation, the holding company for

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

On July 23, 2014, American Gateway Financial Corporation (“AGFC”), entered into an agreement and plan of reorganization (“reorganization agreement”) with Business First Bancshares, Inc. (“Business First”), and its wholly-owned subsidiary B1B Interim Corporation (“B1B”). The reorganization agreement, as amended, provides for the acquisition of AGFC by Business First by virtue of the merger of B1B with and into AGFC, with AGFC surviving the merger and becoming a wholly-owned subsidiary of Business First (the “merger”). Immediately following completion of the initial merger, Business First will cause AGFC to merge with and into Business First, with Business First surviving, and will cause American Gateway Bank to merge with and into Business First’s wholly-owned subsidiary, Business First Bank, with Business First Bank surviving. Following completion of these merger transactions, Business First Bank (now combined with American Gateway Bank) will continue as the wholly-owned subsidiary of Business First (now combined with AGFC). The reorganization agreement and the transactions contemplated by the reorganization agreement will be voted upon at a special meeting of shareholders of AGFC, to be held on [—], 2015 at [—] [—].m., local time, at 320 N. Alexander Avenue, Port Allen, Louisiana 70767.

If the reorganization agreement is approved and the merger is completed, each of the outstanding shares of AGFC common stock will be converted into the right to receive a combination of cash and shares of Business First common stock. Subject to certain adjustments, shareholders of AGFC will receive consideration (the “Aggregate Merger Consideration”) equal to: (i) an aggregate of $2,179,440 in cash (the “Aggregate Cash Consideration”), which represents $10.00 per share of AGFC’s outstanding common stock, and (ii) an aggregate number of shares of Business First common stock (the “Aggregate Stock Consideration”) equal to the following:

Aggregate Stock Consideration	=	Adjusted AGFC Tangible Equity Capital
Adjusted Business First Tangible Equity Capital Per Share

The individual components of the above-described formula will be calculated as follows.

“Adjusted AGFC Tangible Equity Capital” means the difference between: (a) 1.12 times the AGFC Tangible Equity Capital (as defined below) and (b) $2,179,440, which represents the value of the Aggregate Cash Consideration.

“Adjusted Business First Tangible Equity Capital Per Share” means an amount equal to 1.175 times the quotient of (a) the Business First Tangible Equity Capital (as defined below), divided by (b) the number of issued and outstanding shares of Business First common stock.

“AGFC Tangible Equity Capital” and “Business First Tangible Equity Capital” means an amount equal the sum of the capital stock, surplus and undivided profits of the applicable company (on a consolidated basis in accordance with Generally Accounting Principles Accepted in the United States, (“GAAP”)), and excluding any intangible assets and the effect of any unrealized gains or losses on available-for-sale securities. For a full description of the calculation of AGFC Tangible Equity Capital and Business First Tangible Equity Capital, including all possible adjustments, see the section of this proxy statement/prospectus titled, “Proposal to Approve the Reorganization Agreement—The Merger; Structure; Consideration,” beginning on page 59.

The reorganization agreement provides that Business First may terminate the agreement if the AGFC Tangible Equity Capital is less than approximately $39.6 million as of the date the merger consideration is calculated. AGFC has a similar right to terminate the reorganization agreement if the Business First Tangible Equity Capital is less than approximately $75.0 million as of the date the merger consideration is calculated. Either party may waive their right to terminate the agreement in the event that the other party’s Tangible Equity Capital is less than the above-described minimums.

The merger consideration will be calculated as of a date that is ten days prior to the closing of the merger. Under the terms of the reorganization agreement, the closing of the merger could take place as late as May 31, 2015, or later if Business First and AGFC agree to extend the time for consummation.

For illustration purposes only and including certain estimated adjustments described in more detailed elsewhere in this proxy statement/prospectus, if the merger had been completed as of January 31, 2015 and assuming AGFC Tangible Equity Capital and Business First Tangible Equity Capital of approximately $42.5 million and $79.7 million as of that date, shareholders of AGFC would have been entitled to receive approximately 11.81 shares of Business First common stock (plus cash in lieu of any fractional share) and $10.00 in cash in exchange for each share of AGFC common stock that they owned as of the effective time for the merger. Upon completion of the merger, it is anticipated that the shareholders of AGFC and Business First will own approximately 30.9% and 69.1%, respectively, of the total issued and outstanding shares of the combined entity.

For illustration purposes only and including certain estimated adjustments detailed elsewhere in this proxy statement/prospectus, in the event that the Business First Tangible Equity Capital and the AGFC Tangible Equity Capital as of the merger consideration calculation date are equal to the minimum amounts permitted under the reorganization agreement of $75.0 million and $39.6 million, respectively, shareholders of AGFC would be entitled to receive approximately 11.67 shares of Business First common stock (plus cash in lieu of any fractional share) and $10.00 in cash in exchange for each share of AGFC common stock that they owned as of the effective time for the merger.

The actual merger consideration is subject to adjustment and may be higher or lower than the consideration described in the example above. Because the per share merger consideration will be determined based upon the adjusted tangible shareholders’ equity of Business First and AGFC on the date that is ten days prior to the closing, the amount of consideration you will receive will not be known at the time you vote on the reorganization agreement. Accordingly, you should read this proxy statement/prospectus carefully to understand the value of the consideration you will receive in the merger.

The capital stock of Business First is not currently listed or traded on any securities exchange or quotation system. The capital stock of AGFC is also not listed or traded on any securities exchange or quotation system. Business First does not currently have any plans to list its common stock on any securities exchange.

We cannot complete the merger unless we obtain the necessary government approvals and unless the holders of at least a majority of the shares of AGFC common stock who are entitled to vote at the special shareholders’ meeting approve the reorganization agreement. You are being asked to consider and vote to approve the reorganization agreement at a special meeting of shareholders. Whether or not you plan to attend the special shareholders’ meeting, please take the time to vote by completing and mailing the enclosed proxy card to AGFC. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR the proposal to approve the reorganization agreement.

This document contains a more complete description of the special meeting and the terms of the reorganization agreement and the proposed merger. We urge you to review this entire document carefully. You may also obtain information about Business First from documents that Business First has filed with the Securities and Exchange Commission, or SEC. We enthusiastically support the merger and our board of directors recommends that you vote in favor of the reorganization agreement.

An investment in Business First common stock in connection with the merger involves risks. See “Risk Factors” beginning on page 39.

Business First is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements after this offering.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

The securities that Business First is offering through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated [—], 2015 and is being first mailed to shareholders of American Gateway Financial Corporation on or about [—], 2015.

HOW TO OBTAIN ADDITIONAL INFORMATION

Business First filed a registration statement on Form S-4 to register the issuance of Business First stock to AGFC shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Business First and a proxy statement for AGFC’s special shareholders’ meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

This information is described on page 232 under “Where You Can Find More Information.” You can obtain free copies of this information by writing or calling:

Business First Bancshares, Inc.

Business First Bank Plaza

8440 Jefferson Highway, Suite 101

Baton Rouge, Louisiana 70809

Attention: Sonya M. Burton

Telephone: (225) 248-7634

To obtain timely delivery of the documents before the special shareholders’ meeting of AGFC, you must request the information by [—], 2015.

PLEASE NOTE

We have not authorized anyone to provide you with any information other than the information included in this document and the documents to which we refer you. If someone provides you with other information, please do not rely on it as being authorized by us.

This proxy statement/prospectus has been prepared as of [—], 2015. There may be changes in the affairs of AGFC or Business First since that date, which are not reflected in this document.

American Gateway Financial Corporation,

the holding company for

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

A special meeting of shareholders of American Gateway Financial Corporation (“AGFC”), will be held on [—], 2015 at [—] [—].m., local time, at 320 N. Alexander Avenue, Port Allen, Louisiana 70767, for the purpose of considering and voting upon the following proposals:

1.	Merger Proposal. Considering and voting upon the approval of an agreement and plan of reorganization, dated as of July 23, 2014, as amended (“reorganization agreement”), among AGFC, Business First Bancshares, Inc. (“Business First”), and its wholly-owned subsidiary B1B Interim Corporation (“B1B”), and the transactions contemplated by the reorganization agreement;

2.	Adjournment or Postponement. Considering and voting upon the approval of any motion to adjourn the special meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the reorganization agreement, (ii) to provide to AGFC shareholders any supplement or amendment to the proxy statement/prospectus or (iii) to disseminate any other information which is material to the AGFC shareholders voting at the special meeting (the “Adjournment Proposal”); and

3.	Other Business. Considering and acting upon any other matters that may be properly submitted to a vote at the special meeting.

The reorganization agreement provides for the acquisition of AGFC by Business First by virtue of the merger of B1B with and into AGFC, with AGFC surviving the merger and becoming a wholly-owned subsidiary of Business First (the “merger”). Immediately following completion of the initial merger, Business First will cause AGFC to merge with and into Business First, with Business First surviving, and will cause American Gateway Bank to merge with and into Business First’s wholly-owned subsidiary, Business First Bank, with Business First Bank surviving. Following completion of these merger transactions, Business First Bank (now combined with American Gateway Bank) will continue as the wholly-owned subsidiary of Business First (now combined with AGFC). A copy of the reorganization agreement is included in the accompanying proxy statement/prospectus as Appendix A.

Only shareholders of record at the close of business on [—], 2015 will be entitled to notice of and to vote at the special meeting.

Shareholders of AGFC have appraisal rights under the Louisiana Business Corporation Act (“LBCA”) in connection with the proposed merger. Because appraisal rights are available to AGFC’s shareholders, the following notice of such rights is required under Part 13 of the LBCA:

Appraisal rights allow a shareholder to avoid the effects of the proposed corporate action described in this notice by selling the shareholder’s shares to the corporation at their fair value, paid in cash. To retain the right to assert appraisal rights, a shareholder is required by law: (1) to deliver to the corporation, before the vote is taken on the action described in this notice, a written notice of the shareholder’s intent to demand appraisal if the corporate action proposed in this notice takes effect, and (2) not to vote, or cause or permit to be voted, in favor of the proposed corporate action any shares of the class or series for which the shareholder intends to assert appraisal rights. If a shareholder complies with those requirements, and the action proposed in this notice takes effect, the law requires the corporation to send to the shareholder an appraisal form that the shareholder must complete and return, and a copy of Part 13 of the Business Corporation Act, governing appraisal rights.

A copy of the procedural requirements for dissenting shareholders is included with the accompanying proxy statement/prospectus as Appendix C and a summary of these provisions can be found under the heading “Proposal to Approve the Reorganization Agreement—Appraisal Rights of AGFC Shareholders.”

By Order of the Board of Directors,

David L. Laxton, III

Chairman of the Board

[—], 2015

The board of directors of AGFC unanimously recommends that you vote FOR the approval of the reorganization agreement. Whether or not you plan to attend the special meeting, please complete, sign, date and return the enclosed proxy in the accompanying pre-addressed postage-paid envelope.

Your Vote is Very Important

A proxy card is enclosed. Whether or not you plan to attend the special meeting, please complete, sign and date the proxy card and promptly mail it in the enclosed envelope. You may revoke your proxy card in the manner described in the proxy statement/prospectus at any time before it is exercised. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

Please review the proxy statement/prospectus accompanying this notice for more complete information regarding the proposed merger and the special meeting.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are some questions that you may have regarding the merger and the AGFC special meeting and brief answers to those questions. We urge you to carefully read the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the special meeting.

Q:	What are AGFC shareholders being asked to vote upon?

A:	The shareholders of AGFC are being asked to vote upon a proposal to approve the reorganization agreement and the transactions contemplated thereby, including the acquisition of AGFC by Business First by virtue of the merger of B1B with and into AGFC.

The shareholders of AGFC may also be asked to approve an Adjournment Proposal, which is any motion to adjourn the special meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the reorganization agreement, (ii) to provide to AGFC shareholders any supplement or amendment to the proxy statement/prospectus or (iii) to disseminate any other information which is material to the AGFC shareholders voting at the special meeting.

Q:	What will happen in the merger transactions?

A:	The merger will consist of a series of immediately successive transactions. As a result of those transactions, AGFC and American Gateway Bank will be acquired by Business First. In the first merger transaction, B1B, a wholly-owned subsidiary of Business First that was formed for the sole purpose of facilitating the merger, will merge with and into AGFC, with AGFC as the surviving entity. Immediately thereafter, AGFC will merge with and into Business First, with Business First surviving, and then American Gateway Bank will merge with and into Business First Bank, with Business First Bank surviving. Following completion of the merger transactions, Business First Bank (now combined with American Gateway Bank) will continue as the wholly-owned subsidiary of Business First (now combined with AGFC). The existing banking centers of American Gateway Bank will become full-service banking centers of Business First Bank.

Q:	What form of consideration will AGFC shareholders receive as a result of the merger?

A:	If the reorganization agreement is approved and the merger is completed, each of the outstanding shares of AGFC common stock will be converted into the right to receive a combination of cash and shares of Business First common stock. Subject to certain adjustments, shareholders of AGFC will receive (i) an aggregate amount of cash equal to $2,179,440, or $10.00 per share, and (ii) an aggregate number of shares of Business First common stock to be determined based upon the adjusted tangible shareholders’ equity of Business First and AGFC, each as of the date that is ten days prior to the closing date of the merger. The adjusted tangible shareholders’ equity of Business First and AGFC will be calculated pursuant to formulas that are included in the reorganization agreement and that are discussed in more detail in this proxy statement/prospectus.

For illustration purposes only and including certain estimated adjustments described in more detailed elsewhere in this proxy statement/prospectus, if the merger had been completed as of January 31, 2015 and assuming AGFC Tangible Equity Capital and Business First Tangible Equity Capital of approximately $42.5 million and $79.7 million as of that date, shareholders of AGFC would have been entitled to receive approximately 11.81 shares of Business First common stock (plus cash in lieu of any fractional share) and $10.00 in cash in exchange for each share of AGFC common stock that they owned as of the effective time for the merger.

The actual merger consideration is subject to adjustment and may be higher or lower than the consideration described in the example above. Because the per share merger consideration will be determined based upon the adjusted tangible shareholders’ equity of Business First and AGFC on the date that is ten days prior to the closing, the amount of consideration you will receive will not be known at the time you vote on the reorganization agreement. Accordingly, you should read this proxy statement/prospectus carefully to understand the value of the consideration you will receive in the merger. For an explanation of how the merger consideration will be calculated, please see “Proposal to Approve the Reorganization Agreement—The Merger; Structure; Consideration,” beginning on page 59.

Q:	Does the reorganization agreement limit my ownership in the combined company?

A:	Yes. The terms of the reorganization agreement prevent any shareholder of AGFC, or any group of AGFC shareholders that would be deemed to be “acting in concert” under applicable Federal Reserve regulations, from owning more than 3.0% of the outstanding shares of the combined company on a pro forma basis as a result of the merger. Accordingly, the amount and type of consideration deliverable to any particular shareholder of AGFC in connection with the merger will be adjusted if that shareholder’s pro forma ownership of the combined company (either individually, or collectively with a group “acting in concert”) will exceed 3.0% ownership limitation. Specifically the number of shares of Business First common stock that would otherwise be deliverable to such shareholder will be reduced so that the shareholder’s (or group of shareholders’) pro forma ownership will be no more than 3.0%. The amount of cash consideration payable to those shareholders will be increased by an amount equivalent to the value of the reduction in their stock consideration. For more information about possible adjustment to the merger consideration, please see “Proposal to Approve the Reorganization Agreement—The Merger; Structure; Consideration,” beginning on page 59.

Q:	What are the expected U.S. federal income tax consequences to an AGFC shareholder as a result of the transactions contemplated by the reorganization agreement?

A:	The merger is intended to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, upon the exchange of your shares of AGFC common stock for the per share merger consideration, you should recognize a gain, but not any loss, on the exchange to the extent of the lesser of cash received or gain realized in the exchange.

This tax treatment may not apply to all stockholders of AGFC. Determining the actual tax consequences of the merger to you can be complicated. You should consult your own tax advisor for a full understanding of the merger’s tax consequences that are particular to you. For additional information about the expected tax consequences of the merger, please see “Proposal to Approve the Reorganization Agreement—Material U.S. Federal Income Tax Consequences of the Merger,” beginning on page 108.

Q	When do you expect the merger to be completed?

A:	We are working to complete the merger during the first quarter of 2015, although delays could occur.

Q:	What is the Adjournment Proposal?

A:	If the Chairman of the Board or the President of AGFC does not adjourn the special meeting, AGFC shareholders may be asked to vote on a proposal to adjourn the special meeting, or any postponement thereof, if necessary or appropriate (i) to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the reorganization agreement, (ii) to provide to AGFC shareholders any supplement or amendment to the proxy statement/prospectus or (iii) to disseminate any other information which is material to AGFC shareholders voting at the special meeting.

It may not be necessary to hold a vote on the Adjournment Proposal at the special meeting.

Q:	When and where will AGFC’s shareholders’ meeting be held?

A:	The AGFC shareholders’ meeting is scheduled to take place at [—][—].m., local time, on [—] [—], 2015 at 320 N. Alexander Avenue, Port Allen, Louisiana 70767.

Q:	What are my choices when voting?

A:	You may vote for the proposal to approve the reorganization agreement, against the proposal or abstain from voting on the proposal. You may similarly vote for the Adjournment Proposal, against the Adjournment Proposal or abstain from voting on the Adjournment Proposal.

Q:	What vote is required to approve the reorganization agreement?

A:	Approval of the reorganization agreement by AGFC shareholders requires the affirmative vote of the holders of at least a majority of the shares of AGFC common stock that are entitled be cast at the special meeting.

Q:	What vote is required to approve the Adjournment Proposal?

A:	If a vote is held on the Adjournment Proposal, approval by AGFC shareholders requires the affirmative vote of the holders of a majority of the shares of AGFC common stock that are cast at the special meeting.

Q:	How does the board of directors recommend that I vote?

A:	The board of directors of AGFC has approved and adopted the reorganization agreement and unanimously recommends that the shareholders of AGFC vote FOR approval of the reorganization agreement and the transactions contemplated by the reorganization agreement. The board of directors of AGFC also recommends that shareholders of AGFC vote FOR the Adjournment Proposal.

Q:	What happens if I transfer my shares after the record date for the special meeting?

A:	The record date for the special meeting is earlier than the expected date of completion of the merger. Therefore, if you transfer your shares of AGFC common stock after the applicable record date, but prior to the merger, you will retain the right to vote at the special meeting, but the right to receive the merger consideration will transfer with the shares of stock.

Q:	What do I need to do now?

A:	After you have thoroughly read and considered the information contained in this proxy statement/prospectus, simply indicate on the proxy card applicable to your AGFC common stock how you want to vote and sign, date and mail your proxy card(s) in the enclosed pre-addressed postage-paid envelope as soon as possible so that your shares of AGFC common stock may be represented at the special meeting.

Q:	May I vote in person?

A:	Yes. Even if you have previously completed and returned your proxy card, you may attend the special meeting and vote your shares in person.

Q:	May I change my vote after I have submitted my proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting by attending the special meeting and voting your shares in person or by submitting a new proxy card.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted.

Q:	Do I have any rights to avoid participating in the merger?

A:	Possibly. Shareholders of AGFC who comply with the procedural requirements of Part 13 of the LBCA will be entitled to receive payment in cash of the fair value of their shares. The appraised fair value of your shares of AGFC common stock may be more or less than the value of the Business First common stock and cash being paid in the merger.

A summary description of the procedural requirements of Part 13 of the LBCA are included in the section of this proxy statement/prospectus entitled, “Proposal to Approve the Reorganization Agreement—Appraisal Rights of AGFC Shareholders” beginning on page 112. A copy of the full text of Part 13 of the LBCA is included with this proxy statement/prospectus as Appendix C.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, the exchange agent, Business First Bank, will send you written instructions for exchanging your stock certificates. You should not send your AGFC stock certificates with your proxy card.

Q:	Who can help answer my questions?

A:	If you have additional questions about the merger, you should contact Don Ayres, American Gateway Financial Corporation, 320 N. Alexander Avenue, Port Allen, Louisiana 70767, telephone (225) 382-9210.

Q:	Are there any risks I should consider in deciding whether I vote for the reorganization agreement?

A:	Yes. A number of risk factors that you should consider carefully are set forth under the heading of “Risk Factors,” beginning on page 39.

SUMMARY

This summary is a brief overview of the key aspects of the proposed merger transaction and the related offering of Business First common stock to shareholders of AGFC. This summary identifies those aspects of the proposed transactions that we believe are most significant, but it may not contain all of the information that is important to you. We urge you to carefully read this entire document and the other documents we refer to in this document. These documents will give you a more complete description of the transactions we are proposing. For more information about Business First, see “Where You Can Find More Information” on page 232. We have included page references in this summary to direct you to other places in this proxy statement/prospectus where you can find a more complete description of the topics we have summarized.

The Companies (pages 119, 158)

BUSINESS FIRST BANCSHARES, INC.

Business First Bank Plaza

8440 Jefferson Highway, Suite 101

Baton Rouge, Louisiana 70809

(225) 248-7600

Business First Bancshares Inc., a Louisiana corporation, is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”). Business First’s mission is to be the financial institution of choice for Louisiana enterprises and their owners and employees. Through its wholly-owned subsidiary, Business First Bank, Business First offers a broad range of commercial and personal banking products and services.

Business First Bank is a Louisiana state non-member bank that is headquartered in Baton Rouge, Louisiana. Business First Bank serves the state of Louisiana with banking centers located in Baton Rouge, Lafayette, the New Orleans’ Northshore, Northwest Louisiana (Shreveport/Bossier) and Southwest Louisiana (Lake Charles). Business First Bank also has a Loan Production Office in the Houma/Thibodaux Bayou region of Louisiana. In each region, Business First Bank has experienced bankers led by a local president who are all involved in the community and industry.

As of September 30, 2014, on a consolidated basis, Business First had total assets of $696.7 million, total loans of $541.1 million, total deposits of $600.1 million and shareholders’ equity of $77.5 million. As of September 30, 2014, Business First Bank had total assets of $696.2 million, total loans of $541.1 million, total deposits of $602.1 million and shareholders’ equity of $74.7 million.

On July 24, 2014, Business First announced that it had entered into a definitive agreement to acquire AGFC and American Gateway Bank. The merger has been approved by the boards of directors of Business First and AGFC and is expected to close during the first quarter of 2015, although delays may occur. The merger is subject to certain conditions, including the approval by shareholders of AGFC and customary regulatory approvals.

AMERICAN GATEWAY FINANCIAL CORPORATION

320 North Alexander Avenue

Port Allen, Louisiana 70767

(225) 387-0011

American Gateway Financial Corporation, a Louisiana corporation, is a bank holding company registered under the BHC Act and the holding company for American Gateway Bank. Through its wholly-owned subsidiary, American Gateway Bank, AGFC currently operates from ten banking offices, which are all located in the Baton Rouge, Louisiana Metropolitan Statistical Area (“MSA”). It has offices in Ascension Parish (Gonzales Branch), East Baton Rouge Parish (principal office and Florida Boulevard, Jefferson Highway, Perkins Road and Zachary Branches), Livingston Parish (Denham Springs Branch) and West Baton Rouge Parish (Brusly, Erwinville and Port Allen Branches).

As of September 30, 2014, on a consolidated basis, AGFC had total assets of $362.2 million, total loans of $168.6 million, total deposits of $259.1 million and shareholders’ equity of $44.1 million. As of September 30, 2014, American Gateway Bank had total assets of $362.2 million, total loans of $168.6 million, total deposits of $259.1 million and shareholders’ equity of $44.1 million.

The Merger (page 59)

The reorganization agreement is included with this proxy statement/prospectus as Appendix A. Please read the entire reorganization agreement. It is the legal document that governs the merger.

On July 23, 2014, AGFC entered into the reorganization agreement with Business First and its wholly-owned subsidiary B1B. The reorganization agreement provides for the acquisition of AGFC by Business First by virtue of the merger of B1B with and into AGFC, with AGFC surviving the merger and becoming a wholly-owned subsidiary of Business First. Immediately following completion of the initial merger, Business First will cause AGFC to merge with and into Business First, with Business First surviving, and will cause American Gateway Bank to merge with and into Business First’s wholly-owned subsidiary, Business First Bank, with Business First Bank surviving. Following completion of these merger transactions, Business First Bank (now combined with American Gateway Bank) will continue as the wholly-owned subsidiary of Business First (now combined with AGFC). Business First and AGFC expect to complete the merger during the first quarter of 2015, although delays could occur.

The Merger Consideration (page 59)

If the reorganization agreement is approved and the merger is completed, each of the outstanding shares of AGFC common stock will be converted into the right to receive a combination of cash and shares of Business First common stock. Subject to certain adjustments, shareholders of AGFC will receive consideration (the “Aggregate Merger Consideration”) equal to: (i) an aggregate of $2,179,440 in cash (the “Aggregate Cash Consideration”), which represents $10.00 per share of AGFC’s outstanding common stock, and (ii) an aggregate number of shares of Business First common stock (the “Aggregate Stock Consideration”) equal to the following:

Aggregate Stock Consideration	=	Adjusted AGFC Tangible Equity Capital
Adjusted Business First Tangible Equity Capital Per Share

The individual components of the above-described formula will be calculated as follows.

“Adjusted AGFC Tangible Equity Capital” means the difference between: (a) 1.12 times the AGFC Tangible Equity Capital (as defined below) and (b) $2,179,440, which represents the value of the Aggregate Cash Consideration.

“Adjusted Business First Tangible Equity Capital Per Share” means an amount equal to 1.175 times the quotient of (a) the Business First Tangible Equity Capital (as defined below), divided by (b) the number of issued and outstanding shares of Business First common stock.

“AGFC Tangible Equity Capital” and “Business First Tangible Equity Capital” means an amount equal the sum of the capital stock, surplus and undivided profits of the applicable company (on a consolidated basis in accordance with GAAP), and excluding any intangible assets and the effect of any unrealized gains or losses on available-for-sale securities. For a full description of the calculation of AGFC Tangible Equity Capital and Business First Tangible Equity Capital, including all possible adjustments, see the section of this proxy statement/prospectus titled, “Proposal to Approve the Reorganization Agreement—The Merger; Structure; Consideration,” beginning on page 59.

The reorganization agreement provides that Business First may terminate the agreement if the AGFC Tangible Equity Capital is less than approximately $39.6 million as of the date the merger consideration is calculated. AGFC has a similar right to terminate the reorganization agreement if the Business First Tangible Equity Capital is less than approximately $75.0 million as of the date the merger consideration is calculated. Either party may waive their right to terminate the agreement in the event that the other party’s Tangible Equity Capital is less than the above-described minimums.

The merger consideration will be calculated as of a date that is ten days prior to the closing of the merger. Under the terms of the reorganization agreement, the closing of the merger could take place as late as May 31, 2015, or later if Business First and AGFC agree to extend the time for consummation.

For illustration purposes only and including certain estimated adjustments described in more detailed elsewhere in this proxy statement/prospectus, if the merger had been completed as of January 31, 2015 and assuming AGFC Tangible Equity Capital and Business First Tangible Equity Capital of approximately $42.5 million and $79.7 million as of that date, shareholders of AGFC would have been entitled to receive approximately 11.81 shares of Business First common stock (plus cash in lieu of any fractional share) and $10.00 in cash in exchange for each share of AGFC common stock that they owned as of the effective time for the merger.

For illustration purposes only and including certain estimated adjustments detailed elsewhere in this proxy statement/prospectus, in the event that the Business First Tangible Equity Capital and the AGFC Tangible Equity Capital as of the merger consideration calculation date are equal to the minimum amounts permitted under the reorganization agreement of $75.0 million and $39.6 million, respectively, shareholders of AGFC would be entitled to receive approximately 11.67 shares of Business First common stock (plus cash in lieu of any fractional share) and $10.00 in cash in exchange for each share of AGFC common stock that they owned as of the effective time for the merger.

Upon completion of the merger, it is anticipated that the shareholders of AGFC and Business First will own approximately 30.9% and 69.1%, respectively, of the total issued and outstanding shares of the combined entity. As of June 30, 2014, the quarter end closest to the date that the reorganization agreement was signed, the imputed aggregate purchase price for shares of AGFC common stock to be acquired by Business First in the proposed merger was approximately $45,488,597, or $208.72 per share. As of January 31, 2015, the imputed aggregate purchase price for shares of AGFC common stock to be acquired by Business First in the proposed merger was approximately $47,544,890, or $218.15 per share.

The actual merger consideration is subject to adjustment and may be higher or lower than the consideration described in the example above. Specifically, the AGFC Tangible Equity Capital and the Business First Tangible Equity Capital will be adjusted for any extraordinary items related to the merger, including reductions for (a) the after-tax amount of all costs and expenses related to the merger, and (b) the after-tax amount of any fees and commissions payable to any broker, finder, financial advisor or investment banking firm in connection with the merger. The AGFC Tangible Equity Capital will be further reduced by 50% of the after-tax amount of certain identified costs and expenses to the extent that they are less than $764,000 and 100% of the after-tax amount of such costs and expenses to the extent that they exceed $764,000. For a more detailed description of these costs and the possible related adjustments to the merger consideration, please see the section of this proxy statement/prospectus titled, “Proposal to

Approve the Reorganization Agreement—The Merger; Structure; Consideration,” beginning on page 59. Because the per share merger consideration will be determined based upon the adjusted tangible shareholders’ equity of Business First and AGFC on the date that is ten days prior to the closing, the amount of consideration you will receive will not be known at the time you vote on the reorganization agreement. Accordingly, you should read this proxy statement/prospectus carefully to understand the value of the consideration you will receive in the merger.

For an explanation of how the merger consideration will be calculated, please see “Proposal to Approve the Reorganization Agreement—The Merger; Structure; Consideration,” beginning on page 59.

Pro Forma Ownership Limitation in the Combined Company (page 60)

The terms of the reorganization agreement prevent any shareholder of AGFC, or any group of AGFC shareholders that would be deemed to be “acting in concert” under applicable Federal Reserve regulations, from owning more than 3.0% of the outstanding shares of the combined company on a pro forma basis as a result of the merger. Accordingly, the amount and type of consideration deliverable to any particular shareholder of AGFC in connection with the merger will be adjusted if that shareholder’s pro forma ownership of the combined company (either individually, or collectively with a group “acting in concert”) will exceed 3.0% ownership limitation. Specifically the number of shares of Business First common stock that would otherwise be deliverable such shareholder as merger consideration will be reduced so that the shareholder’s (or, if applicable, the group of shareholders’) pro forma ownership will be no more than 3.0%. The amount of cash consideration payable to those shareholders will be increased by an amount equivalent to the value of the reduction in their stock consideration. For more information about possible adjustment to the merger consideration, please see “Proposal to Approve the Reorganization Agreement—The Merger; Structure; Consideration,” beginning on page 59.

Material U.S. Federal Income Tax Consequences (page 108)

The transaction contemplated by the reorganization agreement is intended to be treated as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, upon the exchange of your shares of AGFC common stock for the per share merger consideration, you should recognize a gain, but not any loss, on the exchange to the extent of the lesser of cash received or gain realized in the exchange.

This tax treatment may not apply to all stockholders of AGFC. Determining the actual tax consequences of the merger to you can be complicated. You should consult your own tax advisor for a full understanding of the merger’s tax consequences that are particular to you.

In connection with the filing with the SEC of the registration statement on Form S-4 of which this proxy statement/prospectus is a part, Fenimore, Kay, Harrison & Ford LLP has rendered its tax opinion to Business First and AGFC addressing the U.S. federal income tax consequences of the merger as described herein. A copy of that opinion is included as Exhibit 8.1 to the registration statement. Business First and AGFC will not be obligated to complete the merger unless they each receive an updated opinion from legal counsel, dated the closing date, that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. If such opinion is rendered, the U.S. federal income tax treatment of the merger should be as described above. The opinion of counsel, however, does not bind the Internal Revenue Service and does not preclude the IRS or the courts from adopting a contrary position.

Opinions of Financial Advisors of AGFC (page 70)

In connection with its consideration of the merger, the AGFC board of directors received written fairness opinions from AGFC’s financial advisors, Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), and National

Capital, LLC (“National Capital”). The fairness opinions, each dated as of July 23, 2014, conclude that subject to certain terms, conditions and qualifications, as of the date of the reorganization agreement, the merger consideration to be received by the shareholders of AGFC is fair, from a financial point of view, to such shareholders.

The full text of the written opinions of Sandler O’Neill and National Capital, which set forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by each of Sandler O’Neill and National Capital in connection with rendering their respective opinions, are attached to this document as Appendix B and are incorporated herein by reference. You should read the opinions and the description beginning on page 70 carefully and in their entirety. The respective opinions of Sandler O’Neill and National Capital are addressed to the AGFC board of directors, are directed only to the consideration to be paid to the holders of shares of AGFC common stock pursuant to the reorganization agreement and do not address any other matter. The opinions do not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the merger or any other matter.

Comparative Per Share Market Price Information (page 38)

There is no established public trading market for shares of Business First, which is inactively traded in private transactions. Since January 1, 2013 to the date of this proxy statement/prospectus there have been trades of approximately 222,520 shares of Business First common stock, which was the only class of stock issued and outstanding as of [—], 2014. The per share sales price for these trades has ranged from a low of $14.00 to a high of $17.25.

There is no established public trading market for shares of AGFC stock, which is inactively traded in private transactions. Since January 1, 2013, there have been trades of approximately 20,849 shares of AGFC common stock, which is the only class of stock issued and outstanding as of [—], 2015. The per share sales price for the trades of which AGFC is aware has ranged from a low of $135.00 to a high of $170.00.

The AGFC Special Shareholders’ Meeting (page 56)

The special meeting of shareholders of AGFC will be held on [—], 2015, at [—] [—].p., local time, at 320 N. Alexander Avenue, Port Allen, Louisiana 70767. At the special meeting, you will be asked:

•	to consider and vote upon a proposal to approve the reorganization agreement and the transactions contemplated thereby, as described in this proxy statement/prospectus;

•	to approve any motion to adjourn the special meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the reorganization agreement, (ii) to provide to AGFC shareholders any supplement or amendment to the proxy statement/prospectus or (iii) to disseminate any other information which is material to the AGFC shareholders voting at the special meeting; and

•	to act on any other matters that may be properly submitted to a vote at the special meeting.

Record Date Set at [—], 2015; Vote Required to Complete the Merger (page 56)

You may vote at the special meeting of AGFC shareholders if you owned AGFC common stock as of 5:00 p.m. on [—], 2015. You may cast one vote for each share of AGFC common stock you owned at that time. As of [—], 2015, there were 217,944 shares of AGFC common stock issued and outstanding.

Approval of the reorganization agreement by AGFC shareholders requires the affirmative vote of the holders of at least a majority of the shares of AGFC common stock that are entitled to be cast at the special meeting. Approval of the Adjournment Proposal requires the affirmative vote of the holders of at least a majority of the shares of AGFC common stock that are cast at the special meeting.

You may vote your shares of AGFC common stock by attending the special meeting and voting in person or by completing and mailing the enclosed proxy card. If you are the record holder of your shares, you can revoke your proxy at any time before the vote is taken at the special meeting by sending a written notice revoking the proxy or a later-dated proxy to the secretary of AGFC, or by voting in person at the special meeting.

AGFC’s Reasons for the Merger and Recommendations of AGFC’s Board (page 68)

Based on the reasons discussed below, the board of directors of AGFC believes that the merger is fair to you and in your best interests, and unanimously recommends that you vote FOR the proposal to approve the reorganization agreement. For a discussion of the circumstances surrounding the merger, see page 62.

In approving the reorganization agreement, AGFC’s board of directors consulted with its financial advisor, Sandler O’Neill, regarding the financial aspects of the merger and it engaged both Sandler O’Neill and National Capital (as an independent valuation firm) to provide opinions regarding the fairness of the merger consideration, from a financial point of view, to the holders of shares of AGFC common stock. The Board of Directors of AGFC also consulted with its outside legal counsel as to its legal duties and the terms of the reorganization agreement. In arriving at its decision to approve the reorganization agreement, AGFC’s board of directors considered a number of factors, including the following:

•	AGFC’s board of directors’ belief that the methodology for determining the amount of merger consideration that would be received by AGFC shareholders pursuant to the merger was fair and when determined in accordance with the terms of the reorganization agreement would represent a fair price for the shares of common stock of AGFC;

•	AGFC’s board of directors’ understanding of AGFC’s business, historical, current and projected financial performance, competitive and operating environment, operations, prospects and management strengths, along with current trends in the industry in which AGFC operates, including the current competitive and regulatory environment, as well as the execution risks of continuing with AGFC’s current strategy in light of the foregoing;

•	each of Sandler O’Neill’s and National Capital’s opinions, dated as of July 23, 2014, that, as of such date (the date on which AGFC’s board of directors approved the reorganization agreement), and based upon and subject to the factors, procedures, qualifications, limitations and assumptions set forth in those opinions, the total aggregate consideration to be received by the holders of AGFC common stock pursuant to the merger was fair from a financial point of view to such holders;

•	that shareholders of AGFC will receive part of the merger consideration in shares of Business First common stock, which will be registered with the SEC in connection with the merger, contrasted with the fact that there are currently restrictions upon the transfer of AGFC common stock;

•	the treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Code with the result that the portion of AGFC common stock exchanged for Business First common stock is generally tax-free and the portion of the AGFC common stock exchanged for cash is generally taxable either as a dividend or capital gain, depending on each AGFC shareholder’s individual circumstances;

•	the financial analyses, information and perspectives provided to the AGFC board of directors by AGFC’s management and AGFC’s financial advisors;

•	the fact that completion of the merger requires the approval of AGFC’s shareholders;

•	the results that AGFC could expect to obtain if it continued to operate independently, and the likely benefits to AGFC shareholders of that course of action, as compared with the value of the merger consideration offered by Business First;

•	the ability of Business First to pay the aggregate merger consideration without a financing contingency and without the need to obtain financing to close the transaction;

•	the ability of Business First to receive the requisite regulatory approvals in a timely manner;

•	the terms and conditions of the reorganization agreement, including the parties’ respective representations, warranties, covenants and other agreements and conditions to closing, including a provision that permits AGFC’s board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to a third party that has submitted an unsolicited proposal to acquire AGFC;

•	that merging with a larger bank holding company would provide the combined corporation the opportunity to realize economies of scale, increase efficiencies of operations and enhance the development of new products and services, potentially benefiting AGFC’s shareholders that would receive Business First common stock in the merger;

•	the agreement of Business First to continue to provide indemnification for AGFC’s directors and officers following the closing of the merger;

•	that some of AGFC’s directors and executive officers have other financial interests in the merger in addition to their interests as AGFC shareholders, including financial interests that are the result of compensation arrangements with AGFC and the manner in which such interests would be affected by the merger;

•	the requirement that AGFC conduct its business in the ordinary course and the other restrictions on the conduct of AGFC’s business before completion of the merger, which may delay or prevent AGFC from undertaking business opportunities that may arise before completion of the merger; and

•	that under the reorganization agreement AGFC could not solicit competing proposals for the acquisition of AGFC.

The above-listed considerations are not intended to be exhaustive but include the material factors considered by AGFC’s board of directors in approving the merger and the reorganization agreement. In reaching its determination, AGFC’s board of directors did not assign any relative or specific weight to different factors and individual directors may have given different weight to different factors. Based upon the reasons stated above, AGFC’s board of directors believes that the merger is in the best interests of AGFC and its shareholders, and, therefore, recommends that you vote FOR the proposal to approve the reorganization agreement.

The board of directors of AGFG also recommends that you vote FOR the Adjournment Proposal.

Members of AGFC’s Management are Expected to Vote Their Shares For Approval of the Reorganization Agreement (page 226; Exhibit A to Appendix A)

The directors and executive officers of AGFC and American Gateway Bank, who together own 9,585 shares, or approximately 4.4% of the outstanding AGFC Common Stock as of [—], 2015, have entered into a voting agreement pursuant to which they have agreed, among other things, that they will vote the shares of AGFC common stock they control in favor of approval of the reorganization agreement and the merger transactions.

Effective Time of the Merger

The merger will become effective at the date and time specified in the related certificates of merger issued by the Louisiana Secretary of State. If AGFC shareholders approve the reorganization agreement at the special meeting, and if all necessary government approvals are obtained and the other conditions to the parties’ obligations to effect the merger are met or waived by the party entitled to do so, we anticipate that the merger will be completed during the first quarter of 2015, although delays could occur.

We cannot assure you that the necessary shareholder and governmental approvals will be obtained or that the other conditions to completion of the merger can or will be satisfied.

Exchange of AGFC Stock Certificates (page 97)

As soon as practicable after the effective time of the merger, you will receive a letter and instructions from Business First Bank. The letter will contain instructions and procedures for surrendering your stock certificates representing shares of AGFC common stock in exchange for cash and stock certificates representing shares of Business First common stock that you will be entitled to receive as consideration for the merger. You must carefully review and complete these materials and return them as instructed along with your stock certificates for AGFC common stock. Please do not send AGFC or Business First any stock certificates until you receive these instructions.

Conditions to Completion of the Merger (page 102)

The completion of the merger depends on a number of conditions being satisfied. These include, among others:

•	approval of the reorganization agreement by the shareholders of AGFC;

•	receipt of all required governmental approvals of the merger in a manner that does not impose any restrictions on Business First’s operations which, in Business First’s reasonable judgment would adversely impact the benefits of the merger to Business First or would be so burdensome as to render inadvisable the consummation of the merger;

•	receipt of the opinion of counsel to Business First to the effect that the merger will qualify as a reorganization under Section 368(a) of the Code;

•	registration of the shares of Business First common stock to be issued to shareholders of AGFC with the SEC;

•	accuracy of each party’s representations and warranties contained in the reorganization agreement as of the closing date of the merger;

•	performance or compliance in all material respects by each party with its respective covenants and obligations required by the reorganization agreement;

•	receipt of all required consents, approvals, waivers and other assurances from non-governmental third parties;

•	holders of no more than 5% of the issued and outstanding AGFC stock having demanded or being entitled to receive payment of the appraised fair value of their shares as dissenting shareholders;

•	termination or cancellation of certain of AGFC’s existing phantom stock award agreements;

•	AGFC having tangible shareholders’ equity, determined as required by the reorganization agreement, of at least $39,571,000 as of a date that is ten days prior the closing of the merger; and

•	Business First having tangible shareholders’ equity, determined as required by the reorganization agreement, of at least $74,970,000 as of the date that is ten days prior to the closing of the merger.

Additionally, the parties’ decision to enter into the reorganization agreement was conditioned upon the execution of the following agreements, all of which have been executed:

•	non-competition agreements by each director of AGFC and American Gateway Bank, which will become effective upon consummation of the merger transactions; and

•	release agreements by each director and executive officer of AGFC and American Gateway Bank, to be effective upon consummation of the merger, releasing AGFC and American Gateway Bank from any claims of such director or officer, subject to certain limited exceptions.

Any condition to the completion of the merger may be waived in writing by the party to the reorganization agreement entitled to the benefit of such condition. A party to the reorganization agreement could choose to complete the merger even though a condition has not been satisfied, as long as permitted by law. We cannot be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Regulatory Approvals Required (page 112)

We cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve System (“Federal Reserve”), or such approval is waived by the Federal Reserve. In addition, the merger of American Gateway Bank with Business First Bank requires the approval of the Federal Deposit Insurance Corporation (“FDIC”) and the Louisiana Office of Financial Institutions (“Louisiana OFI”). We expect to obtain all necessary regulatory approvals, although we cannot be certain if or when we will obtain them. On November 18, 2014, Business First Bank and American Gateway Bank filed applications with the FDIC and the Louisiana OFI to obtain approval of the bank merger.

Amendments or Waiver (page 106)

Business First and AGFC may agree in writing to amend the reorganization agreement and each party may waive its right to require the other party to adhere to any term or condition of the reorganization agreement. The merger consideration to be received by the shareholders of AGFC pursuant to the terms of the reorganization agreement may not be decreased as a result of any amendment to the reorganization agreement after the reorganization agreement has been approved by the AGFC shareholders without further approval by the AGFC shareholders. You should be aware, however, that the actual merger consideration will be calculated based upon the adjusted tangible shareholders’ equity of Business First and AGFC on the date that is ten days prior to the closing of the merger. Consequently, the exact amount of consideration to be received by AGFC’s shareholders will not be known at the time that AGFC’s shareholders vote upon the merger proposal at the special shareholders’ meeting. The actual amount of consideration to be received by AGFC’s shareholders may be less than the amount that they would have received if the merger consideration were calculated as of the date of the special shareholders’ meeting.

Termination of the Reorganization Agreement (page 106)

Business First and AGFC can mutually agree at any time to terminate the reorganization agreement without completing the merger. In addition, either Business First or AGFC may decide, without the consent of the other, to terminate the reorganization agreement if:

•	the merger has not been completed by May 1, 2015 (or such later date as Business First and AGFC may agree) unless the failure to complete the merger by that time is due to a breach of a representation or warranty or failure to comply with an obligation in the reorganization agreement by the party that seeks to terminate the reorganization agreement;

•	the merger of AGFC into Business First or the merger of American Gateway Bank into Business First Bank is not approved by the appropriate regulatory authorities, or if Business First or AGFC reasonably determine that there is a substantial likelihood that any such approval will not be obtained or will be obtained only upon conditions that make it inadvisable to proceed with the merger;

•	the other party materially breaches its representations and warranties or any covenant or agreement contained in the reorganization agreement and such breach has not been cured within 30 days after the terminating party gives written notice of such failure to the breaching party; or

•	AGFC shareholders fail to approve the reorganization agreement.

AGFC may also terminate the reorganization agreement, without the consent of Business First, if the board of directors of AGFC receives an unsolicited, bona fide alternative acquisition proposal and, under certain terms and conditions, determines that it is a superior proposal to that of the reorganization agreement and that the failure to accept such proposal would be reasonably likely to cause the board of directors to violate its fiduciary duties under applicable law. However, Business First has the right to adjust the terms and conditions of the reorganization agreement so that the superior proposal no longer constitutes a superior proposal.

Business First may also terminate the reorganization agreement if AGFC has breached its non-solicitation obligations contained in the reorganization agreement in a manner adverse to Business First, the board of AGFC resolves to accept a competing acquisition proposal or the board of AGFC changes its recommendation regarding the merger.

Termination Fee (page 107)

Upon termination of the reorganization agreement for certain specified reasons, AGFC will be obligated to pay to Business First a termination fee in the amount of $1.4 million and/or all of Business First’s expenses in connection with the proposed merger transactions in an amount not to exceed $250,000.

If the reorganization agreement is terminated by:

•	Business First because AGFC materially breaches the non-solicitation obligations set forth in the reorganization agreement in a manner adverse to Business First;

•	Business First because AGFC’s board of directors resolves to accept another acquisition proposal;

•	Business First because AGFC’s board of directors withdraws, amends or modifies, in any manner adverse to Business First, its recommendation or approval of the reorganization agreement or the merger transactions; or

•	AGFC because AGFC’s board of directors receives an unsolicited, bona fide alternative acquisition proposal and, under certain terms and conditions, determines that it is a superior proposal to that of the reorganization agreement taking into account any adjustments made by Business First to the merger consideration, then, unless Business First is in material breach of any covenant or obligation under the reorganization agreement, AGFC will be required to pay Business First a termination fee of $1.4 million plus up to $250,000 for Business First’s expenses related to the merger.

If either Business First or AGFC terminates the reorganization agreement:

•	after May 1, 2015, and if at the time of termination, the registration statement of which this proxy statement/prospectus is a part has been declared effective for at least 25 business days prior to such termination and AGFC has failed to call, give notice of, convene and hold the AGFC special meeting by such date; or

•	without regard to timing, if AGFC’s shareholders do not approve the reorganization agreement and an acquisition proposal exists at the time of termination,

then, unless Business First is in material breach of any covenant or obligation under the reorganization agreement, AGFC will be required to pay Business First up to $250,000 for its expenses related to the merger.

If either Business First or AGFC terminates the reorganization agreement, and within 12 months of such termination AGFC enters into an acquisition agreement with a third party:

•	after May 1, 2015, and if at the time of termination, AGFC’s shareholders have not approved the reorganization agreement; or

•	without regard to timing, if AGFC’s shareholders do not approve the reorganization agreement and an acquisition proposal exists at the time of termination,

then, unless Business First is in material breach of any covenant or obligation under the reorganization agreement, AGFC will be required to pay Business First a termination fee of $1.4 million plus up to $250,000 for Business First’s expenses related to the merger.

Some of the Directors and Officers of AGFC Have Financial Interests in the Merger that are Different from Your Interests (page 104)

Some of the directors and officers of AGFC have interests in the merger that are different from, or are in addition to, their interests as shareholders of AGFC. Although officers and directors of AGFC will receive the same consideration for their shares of AGFC common stock that is received by other shareholders of AGFC, they will receive the following benefits in connection with the merger that are in addition to the consideration they will receive as shareholders. The aggregate value of the benefits to be paid to these individuals (in addition to the merger consideration) is expected to be approximately $410,000. As described in more detail in the section of this proxy statement/prospectus entitled, “Proposal to Approve the Reorganization Agreement—The Merger; Structure; Consideration,” beginning on page 59, the costs related to these additional benefits will be borne equally by each of Business First and AGFC. These interests include:

•	Termination of Existing Employment and Change-in-Control Agreements. The following officers of AGFC have entered into employment and/or change-in-control agreements with AGFC: Don Ayres, Ricky Sparks, Terre Bidwell and Craig Livingston. The terms of the reorganization agreement require AGFC to accrue the full amount of any payments due to the above-listed officers as a result of the merger or the termination of their employment under their respective employment and/or change-in-control agreements. As soon as practicable after the closing date and termination of employment, Business First will pay to the above-listed officers of AGFC the amounts that have been accrued by AGFC. It is expected that AGFC will accrue, and Business First will pay, an amount equal to $275,000 to Don Ayres under the terms of his employment agreement following consummation of the proposed merger. The other officers of AGFC listed above are expected to continue their employment with Business First following completion of the merger. Accordingly, no payments are expected to be made to those individuals as a result of the merger under their current employment or change-in-control agreements.

•

Termination of Phantom Stock Agreements. As part of its incentive compensation program, AGFC has granted phantom stock awards to two of its executive officers: Ricky Sparks and Terre Bidwell. The terms of the reorganization agreement require AGFC to terminate all of its currently outstanding phantom stock award agreements prior to closing and to accrue or pay prior to the closing the full amount of all payments that must be made to the holders of all phantom stock awards in connection such termination. As a result of the merger, therefore, the above-listed officers of AGFC will receive payments from AGFC (or from Business First if such payments are accrued by AGFC and not paid prior to closing) in connection with the termination of their phantom stock awards. The award to each of the two participants is 81.67 phantom shares. Each of the two participants will receive the same value for one-half of his/her phantom shares (40.83 shares) as the shareholders of AGFC will receive for their shares in the merger. This value will be paid in cash. For the other one-half of the participant’s phantom shares, each of the two participants will receive a cash payment equal to the product of one-half of the phantom shares (40.83) times the book value per share of AGFC as of December 31, 2014, $8,363.

•	Insurance. Under the terms of the reorganization agreement, AGFC has agreed to purchase for a period of not less than three years after the effective time for the merger, past acts and extended reporting period insurance coverage for no less than the four-year period immediately preceding the merger under its (i) current directors and officers insurance (or comparable coverage), (ii) employment practices liability insurance, (iii) current financial institutions bond (or comparable coverage) and (iv) bankers professional liability, mortgage errors and omissions and fiduciary liability insurance for each of the directors and officers of AGFC and American Gateway Bank who are currently covered under comparable policies held by AGFC or American Gateway Bank.

•	Indemnification. Subject to certain limitations and to the extent not prohibited by applicable law, Business First has agreed that all indemnification rights in favor of any director or officer of AGFC or American Gateway Bank that existed as of the effective time of the merger pursuant to AGFC’s or American Gateway Bank’s articles of incorporation, bylaws and other similar documents will continue indefinitely. Business First and Business First Bank, as surviving entities in the proposed merger transactions, will assume the above-described indemnification obligations for the benefit of AGFC’s and American Gateway Bank’s directors and officers.

•	Stay Pay Bonuses. The parties have agreed that certain officers of AGFC, including, among others, Terre Bidwell, Craig Livingston and Ricky Sparks, will be entitled to receive “stay-pay” bonuses if they remain employed by Business First Bank for a specified period of time following consummation of the merger. The aggregate amount of all “stay-pay” bonuses to be paid to all employees of AGFC will not exceed $100,000. The parties have agreed that each of Business First and AGFC will be responsible for 50.0% of the aggregate amount of these bonuses. The amount attributable to AGFC will be deducted from the AGFC Tangible Equity Capital at the closing of the merger.

There are no arrangements or understandings pursuant to which any member of the board of directors or management of AGFC or American Gateway Bank is to be appointed to the board of directors of Business First or Business First Bank in connection with the proposed merger. Subsequent to the execution of the merger agreement, Business First has engaged in discussions with Mr. Don Ayres, the current President and Chief Executive Officer of AGFC, regarding an arrangement pursuant to which Business First would engage Mr. Ayres to provide consulting services for a period of one year following consummation of the merger in exchange for a monthly consulting fee of $7,500. Although the parties have not entered into any binding obligation regarding the consulting arrangement, it is currently anticipated that Mr. Ayres will be engaged as a consultant for Business First following completion of the merger.

As of January 31, 2015, directors and executive officers of AGFC beneficially owned 9,585 shares, or approximately 4.40% of AGFC’s outstanding common stock. Disregarding any cash that may be payable to shareholders in lieu of fractional shares, if the merger had been completed as of January 31, 2015, directors and executive officers of AGFC would have received an aggregate amount of cash equal to $95,850 and an aggregate number of shares of Business First common stock equal to 113,198 in exchange for shares of AGFC common stock beneficially owned by them. Given the same assumptions, the aggregate consideration to be received by directors and executive officers of AGFC would represent approximately 4.40% of the total stock consideration and 4.40% of the total cash consideration payable to all shareholders of AGFC in connection with the proposed merger.

Comparison of Rights of Shareholders of Business First and AGFC (page 223)

At the effective time of the merger, AGFC shareholders who receive shares of Business First stock will thereby become Business First shareholders. AGFC and Business First are both Louisiana corporations and the rights of their shareholders are governed by Louisiana law. The rights of AGFC’s shareholders are also governed by its articles of incorporation and bylaws. Upon completion of the merger, the rights of AGFC’s shareholders will still be governed by Louisiana law, but they will no longer be governed by the articles of incorporation and bylaws of AGFC. Instead, those rights will be governed by Business First’s articles of incorporation and bylaws. Business First’s articles of incorporation and bylaws will remain the same unless later altered, amended or repealed. For a more detailed discussion regarding the comparative rights of shareholders of Business First and AGFC, please see “Comparison of Rights of Shareholders of AGFC and Business First,” beginning on page 223.

AGFC Shareholders May Exercise Appraisal Rights in Connection with the Merger (page 112)

Louisiana law permits AGFC shareholders to exercise appraisal rights in connection with the merger and to receive the fair value of their shares of AGFC common stock in cash. To exercise appraisal rights, a AGFC shareholder must follow certain procedures, including filing certain notices with AGFC and not voting his or her shares in favor of the reorganization agreement. The shares of AGFC common stock held by a shareholder who has exercised appraisal rights will not be exchanged for stock consideration or cash consideration in the merger and such shareholder’s only right will be to receive the fair value of his or her shares of AGFC common stock in cash. A copy of the Louisiana statute describing these appraisal rights and the procedures for exercising them is attached as Appendix C to this proxy statement/prospectus. AGFC shareholders who perfect their appraisal rights and receive cash in exchange for their shares of AGFC common stock may recognize gain or loss for U.S. federal income tax purposes.

Recent Developments

Unaudited Preliminary Financial Results of Business First for the Year Ended December 31, 2014

The following table presents Business First’s selected historical consolidated financial data as of and for the years ended December 31, 2014 and 2013. The unaudited preliminary financial data for the year ended December 31, 2014 included below has been prepared by management of Business First. The process for finalizing the year end results is not yet complete, and more complete financial statements are not expected to be available until a number of weeks after the date of this proxy statement/prospectus. The preliminary financial data presented as of and for the year ended December 31, 2014 constitute preliminary estimates and are subject to change. Actual results could differ materially as Business First finalizes such results.

	As of and for the Years Ended December 31,
	(unaudited) 2014	2013
	(In thousands, except per share data)
Statements of Earnings Data:
Interest income	$27,475	$28,977
Interest expense	3,951	4,700

Net interest income	23,524	24,277
Provision for possible credit losses	700	751

Net interest income after provision for possible credit losses	22,824	23,526
Noninterest income	1,728	2,171
Noninterest expense	18,675	20,076

Earnings before income taxes	5,877	5,621
Provision for income tax expense	1,527	1,016

Net earnings from continuing operations	4,350	4,605
Net earnings (loss) from discontinued operations	—	524

Net earnings	4,350	5,129
Net earnings (loss) attributable to noncontrolling interest	0	344

Net earnings attributable to Business First Bancshares, Inc	4,350	4,785

Net earnings available for common shareholders	$4,350	$4,785

Per Share Data:
Basic earnings per common share	$0.82	$0.90
Diluted earnings per common share	0.79	0.87
Book value per common share	$14.89	$13.53
Common, fully diluted, weighted average shares	5,503,357	5,506,714
Common shares outstanding at end of period	5,314,925	5,314,925

Balance Sheet Data (at period end):
Total assets	$684,819	$684,180
Securities	74,503	102,286
Loans	558,386	536,045
Allowance for possible credit losses	(6,632)	(6,043)
Deposits	587,252	594,176
Stockholders’ equity	79,162	71,923

	As of and for the Years Ended December 31,
	(unaudited) 2014	2013
Average Balance Sheet Data:
Total assets	$696,895	$687,354
Securities	80,803	162,953
Loans	535,725	483,748
Deposits	604,601	566,001
Stockholders’ equity	73,413	68,871

Performance Ratios:
Return on average assets	.62%	0.70%
Return on average common shareholders’ equity	5.93%	6.95%
Net interest margin	3.55%	3.72%
Efficiency ratio(1)	74.00%	78.49%

Asset Quality Ratios(2):
Nonperforming assets to total loans and other real estate	1.08%	0.70%
Net charge-offs to average loans	.02%	0.12%
Allowance for possible credit losses to period-end loans	1.19%	1.13%
Allowance for possible credit losses to nonperforming loans(3)	218.73%	275.18%

Capital Ratios(2):
Leverage ratio	10.87%	10.46%
Average shareholders’ equity to average total assets	10.68%	10.02%
Tier 1 risk-based capital ratio	11.94%	11.71%
Total risk-based capital ratio	12.96%	12.69%

(1)	Calculated by dividing total noninterest expense by net interest income plus noninterest income, excluding securities gains and losses. Additionally, taxes are not part of this calculation.
(2)	At period end, except for net charge-offs to average loans and average shareholders’ equity to average total assets, which is for periods ended on such dates.
(3)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more, restructured loans and any other loan management deems to be nonperforming.

Operating Data and Performance Measures. For the year ended December 31, 2014 Business First’s net income available to common shareholders was $4.4 million compared to $4.8 million for prior year end, a decrease of $435,000, or 8.3%, primarily attributable to lower earning asset yields, lower average balances in the investment portfolio as a percentage of the overall balance sheet, higher balances in cash and Fed Funds Sold, an increased percentage of taxable assets, and the elimination of non-recurring revenues associated with a significant asset recovery in 2013.

Business First’s diluted earnings per share decreased $0.08, or 9.2%, to $0.79 for the year ended December 31, 2014 compared to $0.87 for the prior year. The decrease is primarily attributable to lower earning asset yields, lower average balances in the investment portfolio as a percentage of the overall balance sheet, higher balances in cash and Fed Funds Sold, an increased percentage of taxable assets, and the elimination of non-recurring revenues associated with a significant asset recovery in 2013.

Business First’s return on average assets was 0.62% for the year ended December 31, 2014 as compared to 0.70% for 2013. Business First’s return on average equity was 5.93% for the year ended December 31, 2014 as compared to 6.95% for the prior year. These decreases primarily attributable to lower earning asset yields, lower average balances in the investment portfolio as a percentage of the overall balance sheet, higher balances in cash and Fed Funds Sold, an increased percentage of taxable assets, and the elimination of non-recurring revenues associated with a significant asset recovery in 2013.

Business First’s net interest margin was 3.55% for the year ended December 31, 2014 as compared to 3.72% for 2013. This decrease was due to earning asset yields falling at a faster rate than cost of funds.

For the year ended December 31, 2014 Business First’s efficiency ratio was 74.00% as compared to 78.49% for the year ended December 31, 2013. Its noninterest expense to average assets decreased .2% to 2.69% for the year ended December 31, 2014 compared to 2.92% for 2013, primarily due to lower costs associated with loan expenses, regulatory assessments, and legal and professional fees.

For the year ended December 31, 2014 total revenue decreased $1.9 million, or 6.2%, to $29.2 million from $31.1 million for the prior year.

Balance Sheet Activity. Total assets were $684.8 million as of December 31, 2014. Total loans grew by $22.3 million to $558.4 million as of December 31, 2014 an increase of 4.2% from December 31, 2013 primarily as a result of growth in Business First’s commercial and industrial and commercial real estate loan portfolios. Total deposits were $587.3 million as of December 31, 2014. Tangible book value per share increased from $14.11 to $15.02 from December 31, 2013, to December 31, 2014.

Asset Quality. Nonperforming assets to total assets increased to 0.88% as of December 31, 2014 from .50% as of December 31, 2013. Net charge-offs to average loans for the year ended December 31, 2014 were .02%, as compared to 0.12% for 2013. The increase in nonperforming assets was primarily due to a single relationship and the associated ORE of $3.0 million.

The allowance for loan losses to total loans increased to 1.19% as of December 31, 2014 from 1.13% as of December 31, 2013 primarily as a result of continued funding and lower current net charge-offs during 2014. The allowance for loan losses to nonperforming loans decreased from 275.18% to 218.73 during the same period. The provision for loan losses was $700,000 for the year ended December 31, 2014 compared to $751,000 for 2013.

Unaudited Preliminary Financial Results of AGFC for the Year Ended December 31, 2014

The following table presents AGFC’s selected historical consolidated financial data as of and for the years ended December 31, 2014 and 2013. The unaudited preliminary financial data for the year ended December 31, 2014 included below has been prepared by management of AGFC. The process for finalizing the year end results is not yet complete, and more complete financial statements are not expected to be available until a number of weeks after the date of this proxy statement/prospectus. The preliminary financial data presented as of and for the year ended December 31, 2014 constitute preliminary estimates and are subject to change. Actual results could differ materially as AGFC finalizes such results.

	As of and for the Years Ended December 31
	(unaudited) 2014	2013
	(In thousands, except per share data)
Statements of Earnings Data:
Interest income	$13,153	$14,849
Interest expense	2,396	3,072

Net interest income	10,757	11,777
Provision for loan losses	250	400

Net interest income after provision for loan losses	10,507	11,377
Noninterest income	3,560	3,187
Noninterest expense	11,594	12,586

Income before income taxes	2,473	1,978
Income tax expense	261	84

Net income	$2,212	$1,894

Per Share Data:
Basic earnings per common share	$10.15	$8.69
Book value per common share	$204.80	$189.84
Common shares outstanding at end of period	217,944	217,944

Balance Sheet Data (at period end):
Total assets	$366,141	$383,536
Securities	121,576	121,514
Loans	159,076	173,785
Allowance for loan losses	(2,064)	(2,107)
Deposits	278,348	275,085
Stockholders’ equity	44,635	41,376

Average Balance Sheet Data:
Total assets	$365,820	$381,245
Securities	120,777	117,898
Loans	170,729	193,548
Deposits	265,784	265,888
Stockholders’ equity	43,546	42,420

Performance Ratios:
Return on average assets	0.60%	0.50%
Return on average common shareholders’ equity	5.08%	4.46%
Net interest margin	3.11%	3.29%
Efficiency ratio(1)	85.92%	85.28%

	As of and for the Years Ended December 31
	(unaudited) 2014	2013

Asset Quality Ratios(2):
Nonperforming assets to total loans and other real estate	5.55%	6.21%
Annualized Net charge-offs to average loans (excluding loans held for sale)	0.17%	0.85%
Allowance for loan losses to period-end loans (excluding loans held for sale)	1.30%	1.22%
Allowance for loan losses to nonperforming loans(3)	27.57%	22.79%

Capital Ratios(2):
Leverage ratio	12.15%	11.16%
Average shareholders’ equity to average total assets	11.90%	11.13%
Tier 1 risk-based capital ratio	22.95%	20.30%
Total risk-based capital ratio	24.06%	21.36%

(1)	Calculated by dividing total noninterest expense by net interest income plus noninterest income, excluding securities gains and losses. Additionally, taxes are not part of this calculation.
(2)	At period end, except for net charge-offs to average loans and average shareholders’ equity to average total assets, which is for periods ended on such dates.
(3)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more, restructured loans and any other loan management deems to be nonperforming.

Operating Data and Performance Measures. For the year ended December 31, 2014, AGFC’s net income available to common shareholders was $2.2 million compared to $1.9 million for prior year end, an increase of $318,000, or 16.8%, primarily due to gains realized on the sale of securities in order to reduce overall interest rate risk and improve portfolio liquidity, net of related income taxes. As a result, AGFC’s earnings per share increased $1.46, or 16.8%, to $10.15 for the year ended December 31, 2014, compared to $8.69 for the prior year. Likewise, AGFC’s return on average assets was 0.60% for the year ended December 31, 2014, as compared to 0.50% for 2013. AGFC’s return on average equity was 5.08% for the year ended December 31, 2014, as compared to 4.46% for the prior year.

AGFC’s net interest margin was 3.11% for the year ended December 31, 2014, as compared to 3.29% for 2013. This decrease was partially due to a $21.7 million decline in average interest-earning loans outstanding, net of the impact of a $16.7 million reduction in average outstanding advances from FHLB as a result of scheduled loan repayments.

For the year ended December 31, 2014, AGFC’s efficiency ratio was 85.92% as compared to 85.28% for the year ended December 31, 2013. Its noninterest expense to average assets decreased 0.13% to 3.17% for the year ended December 31, 2014, compared to 3.30% for 2013. Salaries and employee benefits declined $602,000 or 9.4% for the year ended December 31, 2014 compared to the prior year, as a result of a 11.1% decline in full-time employees. In addition, net other real estate and repossession expenses decreased $287,000 or 51.0% for the year ended December 31, 2014 compared to the prior year, primarily as a result of a reduced volume of foreclosure activity in 2014. In addition, property holding and maintenance costs associated with a single property acquired in 2011 and sold in 2013 did not reoccur.

For the year ended December 31, 2014, total interest income decreased $1.7 million, or 11.4%, to $13.1 million from $14.8 million for the prior year, driven by a decline in interest and fees on loans primarily as a result of loan portfolio shrinkage. For the year ended December 31, 2014, total interest expense decreased $676,000, or 22.0%, to $2.4 million from $3.1 million for the prior year, driven by a decline in interest expense on borrowings primarily as a result of the payoff of maturing FHLB advances during 2014 and continued

deleveraging of the balance sheet. Income before income taxes increased $495,000, or 25.0%, to $2.5 million for the year ended December 31, 2014 from $2.0 million for 2013, primarily as a result of a higher level of realized gains on the sale of securities in 2014 compared to 2013. Realized gains on the sale of securities totaled $823,000 for the year ended December 31, 2014 compared to $293,000 for the year ended December 31, 2013.

Balance Sheet Activity. Total assets were $366.1 million as of December 31, 2014. Total loans declined by $14.7 million to $159.1 million as of December 31, 2014, a decrease of 8.5% from December 31, 2013, primarily as a result of loan demand and continued loan workouts. Total deposits were $278.3 million as of December 31, 2014 compared to $275.1 million as of December 31, 2013. Tangible book value per common share increased $14.96 to $204.80 as of December 31, 2014, from $189.84 as of December 31, 2013.

Asset Quality. Nonperforming assets to total loans and other real estate decreased to 5.55% as of December 31, 2014 from 6.21% as of December 31, 2013. Net charge-offs to average loans (excluding loans held for sale) for the year ended December 31, 2014, were 0.17%, as compared to 0.85% for 2013. The decrease in net charge-offs and decrease in nonperforming assets was primarily due to continuing improvement in credit quality within the loan portfolio during 2014.

The allowance for loan losses to loans held for investment increased to 1.30% as of December 31, 2014 from 1.22% as of December 31, 2013, primarily due to portfolio shrinkage and reduced net charge-off activity experienced during 2014 compared to the prior year period. The allowance for loan losses to nonperforming loans increased from 22.79% to 27.57% during the same period. The provision for loan losses was $250,000 for the year ended December 31, 2014, compared to $400,000 for 2013. The decline in provision for loan losses was primarily due to declining historical loss rates and portfolio shrinkage during 2014.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BUSINESS FIRST

The following table sets forth selected historical financial data of Business First. The selected historical consolidated financial data as of and for each of the five years ended December 31, 2013 is derived from Business First’s audited consolidated financial statements. The selected historical consolidated financial data as of September 30, 2014 and 2013 and for the nine-month periods then ended are derived from Business First’s unaudited interim consolidated financial statements, but Business First’s management believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations as of the dates and for the periods indicated. You should not assume that the results of operations for past periods and for any interim period indicate results for any future period.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(In thousands, except per share data)
Statements of Earnings Data:
Interest income	$20,618	$21,856	$28,977	$28,605	$29,168	$30,833	$30,528
Interest expense	2,995	3,646	4,700	5,482	7,036	9,531	11,927

Net interest income	17,623	18,210	24,277	23,123	22,132	21,302	18,601
Provision for possible credit losses	700	420	751	2,349	4,618	6,205	3,025

Net interest income after provision for possible credit losses	16,923	17,790	23,526	20,774	17,514	15,097	15,576
Noninterest income	1,359	1,812	2,171	2,067	1,769	2,964	2,380
Noninterest expense	13,971	14,899	20,076	18,305	18,140	17,310	15,352

Earnings before income taxes	4,311	4,703	5,621	4,536	1,143	751	2,604
Provision for income tax expense	1,109	969	1,016	887	(156)	(237)	317

Net earnings from continuing operations	3,202	3,734	4,605	3,649	1,299	988	2,287
Net earnings (loss) from discontinued operations	0	37	524	(327)	(219)	(7)	0

Net earnings	3,202	3,771	5,129	3,322	1,080	981	2,287
Net earnings (loss) attributable to noncontrolling interest	0	19	344	(118)	(21)	(2)	0

Net earnings attributable to Business First Bancorporation, Inc.	3,202	3,752	4,785	3,440	1,101	983	2,287

Net earnings available for common shareholders	$3,202	$3,752	$4,785	$3,440	$1,101	$983	$2,287

Per Share Data:
Basic earnings per common share	$0.60	$0.71	$0.90	$0.65	$0.20	$0.19	$0.51
Diluted earnings per common share	0.58	0.68	0.87	0.62	0.20	0.18	0.49
Book value per common share	$14.58	$13.22	$13.53	$13.39	$12.50	$11.29	$11.55
Common, fully diluted, weighted average shares	5,503,694	5,506,095	5,506,714	5,515,629	5,510,866	5,461,781	4,701,799
Common shares outstanding at end of period	5,314,925	5,302,870	5,314,925	5,302,870	5,299,870	5,273,220	5,062,541

Balance Sheet Data (at period end):
Total assets	$696,665	$681,554	$684,180	$681,062	$652,241	$657,142	$666,757
Securities	76,197	136,209	102,286	173,567	159,922	218,318	199,059
Loans	541,085	492,859	536,045	460,236	441,856	404,550	428,146
Allowance for possible credit losses	(6,655)	(5,908)	(6,043)	(5,885)	(7,338)	(8,006)	(4,914)
Deposits	600,114	567,515	594,176	566,328	541,613	542,233	531,478
Stockholders’ equity	77,514	70,098	71,923	71,014	66,269	59,524	58,451

Average Balance Sheet Data:
Total assets	$693,189	$687,200	$687,354	$663,586	$658,984	$648,892	$574,825
Securities	97,093	175,445	162,953	163,550	196,961	198,205	190,469
Loans	533,326	472,066	483,748	452,522	421,717	399,594	360,775
Deposits	601,741	562,799	566,001	545,710	546,264	542,941	476,513
Stockholders’ equity	72,609	68,806	68,871	67,032	60,660	59,692	46,682

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(In thousands, except per share data)
Performance Ratios:
Return on average assets	0.62%	0.73%	0.70%	0.52%	0.17%	0.15%	0.40%
Return on average common shareholders’ equity	5.88%	7.27%	6.95%	5.13%	1.82%	1.65%	4.90%
Net interest margin	3.56%	3.72%	3.72%	3.66%	3.52%	3.12%	3.01%
Efficiency ratio(1)	73.62%	76.35%	78.49%	74.01%	76.74%	78.27%	78.76%

Asset Quality Ratios(2):
Nonperforming assets to total loans and other real estate	0.97%	0.83%	0.70%	1.84%	2.87%	4.06%	0.69%
Net charge-offs to average loans	0.02%	0.08%	0.12%	0.84%	1.25%	0.78%	0.54%
Allowance for possible credit losses to period-end loans	1.23%	1.20%	1.13%	1.28%	1.66%	1.98%	1.15%
Allowance for possible credit losses to nonperforming loans(3)	239.13%	256.42%	275.18%	72.80%	67.82%	55.57%	421.44%

Capital Ratios(2):
Leverage ratio	10.77%	10.25%	10.46%	9.84%	9.45%	8.94%	8.60%
Average shareholders’ equity to average total assets	10.47%	10.01%	10.02%	10.10%	9.21%	9.20%	8.12%
Tier 1 risk-based capital ratio	12.36%	11.89%	11.71%	11.65%	12.04%	12.21%	10.63%
Total risk-based capital ratio	13.45%	12.89%	12.69%	12.67%	13.29%	13.46%	11.56%

(1)	Calculated by dividing total noninterest expense by net interest income plus noninterest income, excluding securities gains and losses. Additionally, taxes are not part of this calculation.
(2)	At period end, except for net charge-offs to average loans and average shareholders’ equity to average total assets, which is for periods ended on such dates.
(3)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more, restructured loans and any other loan management deems to be nonperforming.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AGFC

The following table sets forth selected historical financial data of AGFC. The selected historical consolidated financial data as of and for each of the five years ended December 31, 2013 is derived from AGFC’s audited consolidated financial statements. The selected historical consolidated financial data as of September 30, 2014 and 2013 and for the nine-month periods then ended are derived from AGFC’s unaudited interim consolidated financial statements, but AGFC’s management believes such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations as of the dates and for the periods indicated. You should not assume that the results of operations for past periods and for any interim period indicate results for any future period.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(In thousands, except per share data)
Statements of Earnings Data:
Interest income	$9,981	$11,335	$14,849	$17,085	$19,376	$22,098	$24,009
Interest expense	1,856	2,412	3,072	4,513	5,565	6,352	6,984

Net interest income	8,125	8,923	11,777	12,572	13,811	15,746	17,025
Provision for loan losses	250	150	400	(250)	3,380	4,530	2,415

Net interest income after provision for loan losses	7,875	8,773	11,377	12,822	10,431	11,216	14,610
Noninterest income	2,357	2,258	3,187	2,858	1,819	3,865	3,147
Noninterest expense	8,764	9,569	12,586	13,729	13,382	13,862	13,450

Income before income taxes	1,468	1,462	1,978	1,951	(1,132)	1,219	4,307
Income tax expense (benefit)	—	51	84	36	(1,012)	(111)	657

Net income (loss)	$1,468	$1,411	$1,894	$1,915	$(120)	$1,330	$3,650

Per Share Data:
Basic earnings (loss) per common share	$6.74	$6.47	$8.69	$8.79	$(0.55)	$6.10	$16.75
Book value per common share	$202.26	$190.41	$189.84	$196.39	$183.67	$167.01	$164.68
Common shares outstanding at end of period	217,944	217,944	217,944	217,944	217,944	217,943	217,943

Balance Sheet Data (at period end):
Total assets	$362,197	$374,545	$383,536	$404,154	$448,857	$446,692	$476,695
Securities	115,657	110,266	121,514	127,352	144,477	115,900	108,907
Loans	168,572	187,135	173,785	207,187	235,440	279,415	314,227
Allowance for loan losses	(2,036)	(2,195)	(2,107)	(3,350)	(4,328)	(4,939)	(4,089)
Deposits	259,131	261,948	275,085	276,950	314,077	301,664	321,416
Stockholders’ equity	44,081	41,499	41,376	42,802	40,030	36,400	35,891

Average Balance Sheet Data:
Total assets	$369,906	$386,539	$381,245	$408,871	$437,150	$449,774	$442,116
Securities	122,895	120,352	117,898	141,970	127,273	109,843	95,686
Loans	172,852	197,930	193,548	215,715	255,803	298,535	313,285
Deposits	268,414	267,478	265,888	276,147	300,460	300,106	299,723
Stockholders’ equity	43,164	42,554	42,420	41,618	38,069	37,432	33,997

Performance Ratios:
Return on average assets	0.53%	0.49%	0.50%	0.47%	-0.03%	0.30%	0.83%
Return on average common shareholders’ equity	4.55%	4.43%	4.46%	4.60%	-0.32%	3.55%	10.74%
Net interest margin	3.11%	3.30%	3.29%	3.31%	3.36%	3.70%	4.07%
Efficiency ratio(1)	86.08%	85.69%	85.28%	88.90%	80.16%	73.18%	65.82%

Asset Quality Ratios(2):
Nonperforming assets to total loans and other real estate	5.68%	9.27%	6.21%	9.57%	9.02%	8.04%	5.96%
Annualized Net charge-offs to average loans (excluding loans held for sale)	0.25%	0.89%	0.85%	0.34%	1.57%	1.24%	0.32%
Allowance for loan losses to period-end loans (excluding loans held for sale)	1.21%	1.18%	1.22%	1.64%	1.85%	1.78%	1.31%
Allowance for loan losses to nonperforming loans(3)	25.98%	14.11%	22.79%	20.79%	25.80%	26.86%	25.07%

Capital Ratios(2):
Leverage ratio	11.61%	10.80%	11.16%	10.15%	8.60%	8.49%	7.98%
Average shareholders’ equity to average total assets	11.67%	11.01%	11.13%	10.18%	8.71%	8.32%	7.69%
Tier 1 risk-based capital ratio	21.59%	19.06%	20.30%	16.55%	13.69%	11.94%	10.76%
Total risk-based capital ratio	22.64%	20.11%	21.36%	17.83%	14.97%	13.20%	11.96%

(1)	Calculated by dividing total noninterest expense by net interest income plus noninterest income, excluding securities gains and losses. Additionally, taxes are not part of this calculation.
(2)	At period end, except for net charge-offs to average loans and average shareholders’ equity to average total assets, which is for periods ended on such dates.
(3)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more, restructured loans and any other loan management deems to be nonperforming.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined consolidated financial information and accompanying notes show the impact on the historical financial condition and results of operations of Business First and AGFC and have been prepared to illustrate the effects of the merger under the acquisition method of accounting. See “Proposal to Approve the Reorganization Agreement—Accounting Treatment.”

The unaudited pro forma combined consolidated balance sheet as of September 30, 2014 is presented as if the merger had occurred on September 30, 2014. The unaudited pro forma combined consolidated income statements for the year ended December 31, 2013 and the nine months ended September 30, 2014 are presented as if the merger had occurred on January 1, 2013. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger and, with respect to the income statements only, expected to have a continuing impact on consolidated results of operations.

The selected unaudited pro forma combined consolidated financial statements are provided for informational purposes only. The unaudited pro forma combined consolidated financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined consolidated financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined consolidated financial statements should be read together with:

•	the accompanying notes to the unaudited pro forma combined consolidated financial statements;

•	Business First’s audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2013, included beginning on page F-22 in this proxy statement/prospectus;

•	AGFC’s audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2013, included beginning on page F-85 elsewhere in this proxy statement/prospectus;

•	Business First’s unaudited condensed consolidated financial statements and accompanying notes as of and for the nine months ended September 30, 2014, included beginning on page F-2 in this proxy statement/prospectus;

•	AGFC’s unaudited consolidated financial statements and accompanying notes as of and for the nine months ended September 30, 2014, included beginning on page F-56 in this proxy statement/prospectus; and

•	other information pertaining to Business First and AGFC included elsewhere in this proxy statement/prospectus.

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2014

(all amounts are in thousands, except per share data, unless otherwise indicated)

	Business First Bancshares, Inc.	American Gateway Financial Corporation	Purchase Accounting Adjustments		Pro Forma Combined 9/30/2014
	9/30/2014 (as reported)	9/30/2014 (as reported)
Assets
Cash and cash equivalents	38,014	3,826	(5,600)	a	36,240
Interest bearing deposits in banks	17,700	58,327			76,027
Available-for-sale investment securities	76,197	115,657			191,854
Loans, net of unearned income	541,085	168,572	(9,200)	b	700,457
Allowance for loan losses	(6,655)	(2,036)	2,036	c	(6,655)

Net loans	534,430	166,536	(7,164)		693,802
Mortgage loans held for sale	—	—			—
Premises and equipment	1,532	7,682	3,047	d	12,261
Others real estate owned	2,466	1,849	(412)	e	3,903
Goodwill	—	—	7,642	f	7,642
Other intangible assets	—	—	1,400	g	1,400
Other assets	27,486	8,320	(352)	h	35,454

Total assets	697,825	362,197	(1,439)		1,058,583

Liabilities
Non-interest-bearing	113,315	72,770			186,085
Interest bearing	487,577	186,361	111	i	674,049
Borrowings	15,298	57,143	2,154	j	74,595
Other liabilities	4,121	1,842	—		5,963

Total liabilities	620,311	318,116	2,265		940,692

Equity
Preferred stock	—	—
Common stock	5,315	2,179	169	k	7,663
Surplus	57,114	8,560	29,469	k	95,143
Retained earnings	16,117	31,136	(31,136)	k	16,117
Treasury stock, at cost	—	—			—
Accumulated other comprehensive income	(1,032)	2,206	(2,206)	l	(1,032)

Total shareholders’ equity	77,514	44,081	(3,704)		117,891
Non-controlling interest	—	—	—		—

Total equity	77,514	44,081	(3,704)		117,891

Total liabilities and shareholders’ equity	697,825	362,197	(1,439)		1,058,583

Basic common shares outstanding	5,314,925	217,944			7,662,829
Book value per basic common share outstanding	14.58	202.26			15.38

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED INCOME STATEMENT

YEAR ENDED DECEMBER 31, 2013

(all amounts are in thousands, except per share data, unless otherwise indicated)

	Business First Bancshares, Inc. 12/31/2013 (as reported)	American Gateway Financial Corporation 12/31/2013 (as reported)	Pro Forma Adjustments		Adjusted Pro Forma Combined 12/31/2013
Interest income:
Interest and fees on loans	$25,593	$11,341	(150)	b	36,784
Interest income on securities	3,374	3,380	409	l	7,163
Other interest income	10	128			138

Total interest income	28,977	14,849			44,085
Interest expense:
Interest expense on deposits	3,649	892	(50)	i	4,491
Interest expense on borrowings	1,051	2,180	718	j	3,949

Total interest expense	4,700	3,072			8,440

Net interest income	24,277	11,777			35,645
Provision for loan losses	751	400			1,151

Net interest income after provision	23,526	11,377			34,494
Non-interest income:
Service charges on deposit accounts	595	1,336			1,931
Gain on sale of securities	871	206			1,077
Other non-interest income	705	1,645			2,350

Total non-interest income	2,171	3,187			5,358
Non-interest expense:
Salaries and employee benefits	10,982	6,377			17,359
Net occupancy and depreciation expense	2,358	1,847	71	d	4,276
Amortization of intangibles	196	—	140	g	336
Other non-interest expense	6,540	4,362			10,902

Total non-interest expense	20,076	12,586			32,873

Net earnings from continuing operations	5,621	1,978			6,979
Net earnings from discontinued operations, net of taxes	524	—			524
Net earnings attributable to noncontrolling interest	(344)	—			(344)
Income tax expenses (benefit)	1,016	84	(211)	n	889

Net income	$4,785	$1,894			6,270

Preferred stock dividends	—	—			—

Net income available to common shareholders	$4,785	$1,894			6,270

Basic earnings per common share	0.90	8.69		o	0.82
Weighted average basic common shares outstanding	5,311,826	217,944		m	7,569,730
Diluted earnings per common share	0.87	8.69		p	0.80
Weighted average diluted common shares outstanding	5,506,714	217,944		m	7,854,618

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED INCOME STATEMENT

NINE MONTHS SEPTEMBER 30, 2014

(all amounts are in thousands, except per share data, unless otherwise indicated)

	Business First Bancshares, Inc. 9/30/2014 (as reported)	American Gateway Financial Corporation 9/30/2014 (as reported)	Pro Forma Adjustments		Adjusted Pro Forma Combined 9/30/2014
Interest income:
Interest and fees on loans	19,300	7,249	(113)	b	26,437
Interest income on securities	1,266	2,625	307	l	4,198
Other interest income	52	107			159

Total interest income	20,618	9,981			30,793
Interest expense:
Interest expense on deposits	2,763	564	(38)	i	3,290
Interest expense on borrowings	232	1,292	539	j	2,063

Total interest expense	2,995	1,856			5,352

Net interest income	17,623	8,125			25,441
Provision for loan losses	700	250			950

Net interest income after provision	16,923	7,875			24,491
Non-interest income:
Service charges on deposit accounts	429	1,043			1,472
Gain on sale of securities	6	301			307
Other non-interest income	924	1,013			1,937

Total non-interest income	1,359	2,357			3,716
Non-interest expense:
Salaries and employee benefits	8,337	4,380			12,717
Net occupancy and depreciation expense	1,846	1,322	53	d	3,221
Amortization of intangibles	—	—	105	g	105
Other non-interest expense	3,788	3,062			6,850

Total non-interest expense	13,971	8,764			22,893

Net earnings from continuing operations	4,311	1,468			5,314
Net earnings from discontinued operations, net of taxes					—
Net earnings attributable to noncontrolling interest					—
Income tax expenses (benefit)	1,109	—	(158)	n	951

Net income	3,202	1,468			4,363

Preferred stock dividends		—			—

Net income available to common shareholders	3,202	1,468			4,363

Basic earnings per common share	0.60	6.74		o	0.57
Weighted average basic common shares outstanding	5,314,925	217,944		m	7,662,829
Diluted earnings per common share	0.58	6.74		p	0.56
Weighted average diluted common shares outstanding	5,503,694	217,944		m	7,851,598

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(all amounts are in thousands, except per share data, unless otherwise indicated)

Note 1—Basis of Pro Forma Presentation

The unaudited pro forma combined consolidated balance sheet as of September 30, 2014 and the unaudited pro forma combined consolidated income statements for the year ended December 31, 2013 and nine months ended September 30, 2014 are based on the historical financial statements of Business First and AGFC after giving effect to the completion of the merger and the assumptions and adjustments described in the accompanying notes. The unaudited pro forma combined consolidated balance sheet as of September 30, 2014 gives effect to the merger as if it occurred on that date. The unaudited pro forma combined consolidated income statements for the year ended December 31, 2013 and nine months ended September 30, 2014 gives effect to the merger as if it occurred on January 1, 2013. Such financial statements do not reflect any cost savings or operating synergies which may occur subsequent to the merger, or the cost to achieve such cost savings or operating synergies or any anticipated disposition of assets which may result from integration of the operations of the two companies. The unaudited pro forma information is presented solely for informational purposes and is not necessarily indicative of the combined results of operation or financial position that might have been achieved for the period indicated, nor is it necessarily indicative of the future results of the combined company. Certain historical financial information has been reclassified to conform to the current presentation.

The transaction will be accounted for under the acquisition method of accounting in accordance with the Accounting Standard Codification (“ASC”) Topic 805, Business Combinations (ASC 805). Under ASC 805, all of the assets acquired and liabilities assumed in a business combinations are recognized at their acquisition-date fair values, while transaction costs and restructuring costs associated with the business combination are expensed as incurred. The excess of the purchase price over the fair value of assets acquired and liabilities assumed, if any, net of deferred tax allocations, is recorded to goodwill.

The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma combined financial statements as a result of:

•	changes in the fair values of AGFC’s assets and liabilities;

•	changes used or generated in AGFC’s operations between signing of the reorganization agreement and completion of the merger;

•	other changes in AGFC’s net assets that occur prior to completion of the merger; and

•	actual financial results of the combined company.

Note 2—Pro Forma Allocation of Purchase Price

The following table shows the pro forma allocation of purchase price to net assets acquired and the pro forma goodwill generated from the transaction:

Purchase Price:			$(000)
AGFC shares outstanding as of September 30, 2014		217,944
Gross Business First shares to be issued for AGFC shares		2,546,811
Projected Exchange Ratio	11.69
Less: Shares cashed out under terms of agreement		198,907
Net Business First shares to be issued for AGFC shares		2,347,904
Market Value per Share		17.20
Aggregate pro forma value of Business First stock to be issued			40,377
Aggregate cash consideration at $10.00 per AGFC share			2,179
Cash paid to certain AMGB shareholders per Agreement*			3,421

Total pro forma purchase price			45,977
Net assets acquired:
Cash and cash equivalents			3,826
Interest bearing deposits in banks			58,327
Available-for-sale investment securities			115,657
Loans, net of unearned income			159,372
Mortgage loans held for sale			—
Premises and equipment			10,729
Other real estate owned			1,437
Other intangible assets			1,400
Other assets			7,968

Total assets			358,716
Non-interest bearing deposits			72,770
Interest bearing deposits			186,472
Total deposits			259,242
Borrowings			59,297
Other liabilities			1,842

Total liabilities			320,381
Net assets acquired			38,335
Goodwill			7,642

*	Assumes holders of approximately 198,907 shares of AGFC common stock who would otherwise be entitled to receive shares of Business First common stock as consideration in the merger will instead receive cash merger consideration in an amount equal to $17.20 per share as a result of the 3.0% pro-forma ownership limitation that is described elsewhere in this proxy statement/prospectus.

Note 3—Preliminary Unaudited Pro Form and Acquisition Accounting Adjustments

The following preliminary unaudited pro forma adjustments have been reflected in the unaudited condensed combined financial information. All adjustments are based on current valuations and assumptions which are subject to change. The descriptions related to these preliminary adjustments are as follows:

(a)	Purchase Accounting Adjustments—Adjustments to cash consist of the net cash consideration of $5.6 million.

(b)	Purchase Accounting Adjustments—Based on Business First’s initial evaluation of the acquired portfolio of loans, a fair value adjustment of $(9.2) million was recorded which includes both an interest rate component and a credit component. The interest rate component totaled approximately $500,000 and will be amortized over the remaining estimated life of the loan portfolio. The impact of the adjustment was an increase to interest income by approximately $150,000 and $113,000 for the year ended December 31, 2013 and nine months ended September 30, 2014, respectively.

(c)	Purchase Accounting Adjustments—The allowance for loan losses was adjusted to reflect the reversal of AGFC’s recorded allowance. Purchased loans acquired in a business combination are required to be recorded at fair value, and the recorded allowance for loan losses may not be carried over.

(d)	Purchase Accounting Adjustments—Fair value adjustment to the net book value of property held by AGFC is $3.0 million based on Business First’s initial evaluation of comparable sales and other relevant market information obtained from an independent third party. Of this adjustment, $2.8 million is allocated to buildings and will be amortized over estimated useful life of 39 years. The impact of the adjustment was an increase in depreciation expense of $71,000 and $53,000 for the year ended December 31, 2013 and nine months ended September 30, 2014, respectively.

(e)	Purchase Accounting Adjustments—Based on Business First’s initial evaluation of the acquired portfolio, a ($412,000) adjustment is recognized to AGFC’s other real estate owned.

(f)	Purchase Accounting Adjustments—Goodwill of $7.6 million was generated as a result of the total purchase price and net assets acquired.

(g)	Purchase Accounting Adjustments—Based on Business First’s initial evaluation of core deposits, the identified core deposit intangible of $1.4 million will be amortized on a straight line basis over an estimated useful life of 10 years. The amortization expense associated with the core deposit intangible was an increase to non-interest expense of $140,000 and $105,000 for the year ended December 31, 2013 and nine months ended September 30, 2014, respectively.

(h)	Purchase Accounting Adjustments—The adjustment of ($352,000) reflects market valuation adjustments in FF&E, data processing equipment, software and the elimination of accrued prepayment penalties on FHLB advances.

(i)	Purchase Accounting Adjustments—A fair value adjustment of $111,000 is recorded to fixed-rate deposit liabilities based on current market rates for similar instruments. The adjustment will be recognized over the estimated remaining term of related deposit liabilities. The impact of the adjustment was to decrease deposit interest expense by $50,000 and $38,000 for the year ended December 31, 2013 and nine months ended September 30, 2014, respectively.

(j)	Purchase Accounting Adjustments—A fair value adjustment of $2.2 million was recorded as in increase to AGFC’s outstanding long term debt which consists primarily of Federal Home Loan Bank advances totaling $54.7 million. This adjustment will be recognized over the estimated expected life of the advances. The impact of the adjustment was to increase interest expense on borrowings by $718,000 and $539,000 for the year ended December 31, 2013 and nine months ended September 30, 2014, respectively.

(k)	Purchase Accounting Adjustments—Common stock, surplus and retained earnings were adjusted to reverse AGFC’s historical equity balances and to reflect the stock consideration to be issued (2,347,904 shares of $1.00 par value common stock) estimated at $40.4 million. See also Note 2, “Pro Forma Allocation of Purchase Price,” for the allocation of the purchase price to net assets acquired.

(l)	Purchase Accounting Adjustments—Accumulated other comprehensive income was adjusted to reverse AGFC’s historical accumulated other comprehensive income balance. The net discount of $2.2 million recorded to reflect the excess of the par value over the fair value of the acquired investment securities will be recognized over the estimated remaining life of the portfolio. The impact of the adjustment was to increase interest income on securities by $409,000 and $307,000 for the year ended December 31, 2013 and nine months ended September 30, 2014, respectively.

(m)	Purchase Accounting Adjustments—Basic shares outstanding were adjusted to reverse AGFC’s basic shares outstanding and to record shares of Business First stock issued to effect the transaction.

(n)	Pro Forma Adjustments—Income taxes were adjusted to reflect the tax effects of the purchase accounting adjustments using Business First’s statutory rate of 34%.

(o)	The pro forma combined basic earnings per share for each period presented are calculated as the pro forma combined net income for the relevant period divided by the weighted average number of Business First’s common shares outstanding during that period adjusted for the issuance of a total of 2,347,904 shares of Business First common stock to the shareholders of AGFC, effective January 1, 2013.

(p)	The pro forma combined diluted earnings per share for each period presented are calculated as the pro forma combined net income for the relevant period divided by the weighted average number of Business First’s common shares outstanding during that period adjusted for the dilutive effect of outstanding options and warrants to purchase shares of Business First common stock, and adjusted for the issuance of a total of 2,347,904 shares of Business First common stock to the shareholders of AGFC, effective January 1, 2013.

Note 4—Preliminary Unaudited Pro Forma Regulatory and Tangible Capital Ratios

The following information reflects the unaudited pro forma balances used for calculating pro forma regulatory and tangible capital ratios as of September 30, 2014 for Business First, and Business First Bank and gives effect to the merger as if it occurred on that date.

Business First Bancshares, Inc.
	9/30/2014 (as reported)(1)	Adjustments	Pro Forma
Total equity(2)	77,514	40,377	117,891
Less:
Net unrealized gain on available-for-sale debt securities	(1,032)		(1,032)
Disallowed goodwill and intangibles(3)	—	9,042	9,042
Tier 1 capital (total tangible equity capital)	78,546	31,335	109,881
Reserve for loan losses	6,655		6,655
Unrealized gains on available-for-sale equity securities	—		—
Tier 2 capital	85,201	31,335	116,536
Total qualified capital	85,201	31,335	116,536
Risk weighted assets(4)	614,593	187,025	801,618
Total average assets(5)	705,079	357,237	1,062,316
Less: disallowed goodwill and intangibles	—	9,042	9,042
Average assets for regulatory leverage capital	705,079	348,195	1,053,274
Total assets(6)	697,825	360,758	1,058,583
Total tangible assets(7)	697,825	351,716	1,049,541
Tier 1 leverage ratio(8)	11.14%		10.43%
Tier 1 risk based capital ratio(9)	12.78%		13.71%
Total risk based capital ratio(10)	13.86%		14.54%
Total tangible equity capital to total tangible assets	12.21%		11.10%

(1)	Balances as of September 30, 2014 as reported on Business First FRY-9C filed with the Federal Reserve.
(2)	Adjustment to reflect stock consideration to effect the transaction. See also Note 2, “Pro Forma Allocation of Purchase Price.”

(3)	Adjustment to reflect preliminary estimate of goodwill and intangibles. See also Note 2, “Pro Forma Allocation of Purchase Price.”
(4)	Adjustment to reflect the risk weighted assets as reported by American Gateway Bank on the September 30, 2014 Consolidated Reports of Condition and Income for a Bank with Domestic Offices Only—FFIEC 041 (“Call Report”) filed with the Federal Financial Institutions Examination Council on July 31, 2014 adjusted for applicable fair value adjustments. Adjustments consist of the following:

American Gateway Bank’s risk weighted assets as reported on the September 30, 2014 Call Report	$193,942
American Gateway Financial Corporation’s risk weighted assets	—
Decrease for fair value adjustment on loans	(9,200)
Increase for fair value adjustment of premises, equipment and other real estate owned	2,283

$187,025

See also Note 3, “Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments” for additional information regarding fair value adjustments.

(5)	Adjustments to total average assets include the following:

American Gateway Bank’s total average assets as reported on the September 30, 2014 Call Report	$360,675
American Gateway Financial Corporation’s Parent-Only Assets	—
Decrease for net cash consideration	(5,600)
Decrease for estimated transaction expenses	(2,000)
Decrease for fair value adjustment on loans	(9,200)
Increase for reversal of American Gateway Bank’s allowance for loan losses	2,036
Increase for preliminary estimates of goodwill	7,642
Increase for preliminary estimate of core deposit intangible	1,400
Increase for fair value adjustment of premises and equipment	2,284

Adjusted average assets	$357,237

(6)	Adjustments to total assets consist of the following:

AGFC’s total assets as reported (unaudited) as of September 30, 2014	$362,197
Sum of purchase accounting adjustments	(1,439)
Adjusted total assets	$360,758

See also Note 3, “Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments” for additional information.

(7)	Adjustment to tangible assets consists of the adjustments totaling $360.8 million in (6) above less goodwill and intangibles totaling $9.3 million.
(8)	Tier 1 leverage ratio is calculated as Tier 1 capital (total tangible equity capital) to average assets for regulatory leverage capital.
(9)	Tier 1 risk based capital ratio is calculated as Tier 1 capital (total tangible equity capital) to risk weighted assets.
(10)	Total risk based capital ratio is calculated as total qualified capital to risk weighted assets.

Business First Bank
	9/30/2014 (as reported)(1)	Adjustments	Pro Forma
Total equity(2)	74,731	28,331	103,062
Less:
Net unrealized gain on available-for-sale debt securities	(1,032)		(1,032)
Disallowed goodwill and intangibles(3)	—	9,042	9,042
Tier 1 capital (total tangible equity capital)	75,763	19,289	95,052
Reserve for loan losses	6,655		6,655
Unrealized gains on available-for-sale equity securities	—		—
Tier 2 capital	82,418	19,289	101,707
Total qualified capital	82,418	19,289	101,707
Risk weighted assets(4)	612,987	187,026	800,013
Total average assets	703,693	357,195	1,060,888
Less: disallowed goodwill and intangibles	—	9,042	9,042
Average assets for regulatory leverage capital	703,693	348,153	1,051,846
Total assets	696,219	358,760	1,054,979
Total tangible assets	696,219	357,360	1,053,579
Tier 1 leverage ratio(5)	10.77%		9.04%
Tier 1 risk based capital ratio(6)	12.36%		11.88%
Total risk based capital ratio(7)	13.45%		12.71%
Total tangible equity capital to total tangible assets	11.84%		9.65%

(1)	Balances as of September 30, 2014 as reported on Business First Bank’s Call Report filed with the FFIEC on July 31, 2014.
(2)	Adjustments to reflect $10.0 million cash dividends from Business First Bank to Business First to be used as funding source for cash considerations to effect the transaction and the recording of American Gateway Bank’s assets at fair values.
(3)	Core Deposit Intangible
(4)	Adjustments to risk weighted assets, total average assets, total assets and total tangible assets reflect the net decrease in assets as a result of $10.0 million dividend to Business First as noted in (2) above and inclusion of American Gateway Bank’s assets at fair values.
(5)	Tier 1 leverage ratio is calculated as Tier 1 capital (total tangible equity capital) to average assets for regulatory leverage capital.
(6)	Tier 1 risk based capital ratio is calculated as Tier 1 capital (total tangible equity capital) to risk weighted assets.
(7)	Total risk based capital ratio is calculated as total qualified capital to risk weighted assets.

UNAUDITED COMPARATIVE PER SHARE DATA

The information presented below should be read together with: (i) Business First’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2013, and unaudited consolidated financial statements and accompanying notes for the nine months ended September 30, 2014, both of which are included elsewhere in this proxy statement/prospectus; and (ii) AGFC’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2013, and AGFC’s unaudited consolidated financial statements and accompanying notes for the nine months ended September 30, 2014, also included elsewhere in this proxy statement/prospectus. See “Index to Financial Statements.”

The unaudited pro forma adjustments are based upon available information and certain assumptions that Business First’s management believes are reasonable. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the merger transactions or consider any potential impacts of current market conditions of the merger on revenues, expense efficiencies, asset dispositions, among other factors. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results. Upon completion of the merger, the operating results of AGFC will be reflected in the consolidated financial statements of Business First on a prospective basis.

The following table shows: (1) the book value assigned to Business First’s common stock on September 30, 2014 and on [—], 2014, the most recent date practicable preceding the date of this proxy statement/prospectus; and (2) the equivalent pro forma book value of a share of AGFC common stock at such dates based on the book value of the consideration to be received by AGFC shareholders in the merger with respect to each share.

	Book Value Per Share Business First Common Stock(1)		Equivalent Pro Forma Book Value Per Share of AGFC Common Stock(2)
September 30, 2014	$14.58		$180.44
[—], 2014	[—	]	[	—]

(1)	Represents the book value (per Selected Financial Data) per share of Business First stock as of September 30, 2014 (unaudited).
(2)	Represents the book value per share of Business First stock multiplied by the assumed exchange ratio of 11.69 and adding the per share cash consideration of $10.00, which does not reflect any adjustments. The value does not reflect cash to be paid in lieu of fractional shares and is rounded to two decimals.

The following table shows (1) the assumed market value per share of Business First’s common stock on September 30, 2014 and on [—], 2014, the most recent date practicable preceding the date of this proxy statement/prospectus; and (2) the equivalent pro forma market value of a share of AGFC common stock at such dates based on the assumed market value of the consideration to be received by AGFC shareholders in the merger with respect to each share.

	Market Value Per Share of Business First Common Stock(1)		Equivalent Market Value Per Share of AGFC Common Stock(2)
September 30, 2014	$17.20		$211.07
[—], 2014	[—	]	[	—]

(1)	Represents the market value per share of Business First stock as of September 30, 2014, based on the terms of the agreement.
(2)	Represents the market value per share of Business First stock multiplied by the assumed exchange ratio of 11.69 and adding the per share cash consideration of $10.00, which does not reflect any adjustments. The value does not reflect cash to be paid in lieu of fractional shares and is rounded to two decimals.

RISK FACTORS

An investment in the Business First common stock in connection with the merger involves risks. Business First describes below the material risks and uncertainties that it believes affect its business and an investment in the Business First common stock. You should carefully read and consider all of these risks and all other information contained in this proxy statement/prospectus in deciding whether to vote for approval of the reorganization agreement. If any of the risks described in this proxy statement/prospectus occur, Business First’s financial condition, results of operations and cash flows could be materially and adversely affected. If this were to happen, the value of Business First common stock could decline significantly, and you could lose all or part of your investment.

Risks Associated With the Merger

The number of shares of Business First common stock received as merger consideration may fluctuate, and shareholders of AGFC may receive more or less value, depending upon increases and decreases in the tangible shareholders’ equity of Business First and AGFC prior to closing.

The aggregate number of shares of Business First stock issued to AGFC shareholders in exchange for each share of AGFC will fluctuate based upon changes in the tangible shareholders’ equity of AGFC and Business First prior to the closing of the merger transactions. The tangible shareholders’ equity of either Business First or AGFC at the time the merger is completed may vary from the tangible shareholders’ equity of either company at the date the reorganization was executed, the date of this document and at the date of the shareholders’ meeting of AGFC. Shares of Business First stock are not traded on an exchange, and, therefore, as of the date of this proxy statement/prospectus, there is no public market for such shares. There is no assurance that shares of Business First stock can be sold at a price equal to or greater than the implied per share merger value following completion of the merger. See “Risks Associated with Business First’s Common Stock.” Because the merger consideration will not be adjusted to reflect any changes in the market value of Business First’s stock, the market value of Business First stock issued in the merger may be higher or lower than the value of such shares on earlier dates.

Changes in the value of the merger consideration may be the result of various factors, many of which are beyond the control of AGFC and Business First, including:

•	changes in the business, operations or prospects of Business First, AGFC or the combined company;

•	governmental and/or litigation developments and/or regulatory considerations;

•	governmental action affecting the banking and financial industry generally;

•	lack of a trading market for Business First common stock; and

•	general market and economic conditions.

The merger may not be completed until a significant period of time has passed after the AGFC shareholders’ meeting. At the time of the shareholder meeting, AGFC shareholders will not know the exact number of shares or the value of the Business First stock that will be issued in connection with the merger.

Regulatory approvals may not be received, may take longer than expected or impose conditions that are not presently anticipated.

The Federal Reserve System must approve, or waive approval of, the merger and the FDIC and the Louisiana OFI must approve the merger of American Gateway Bank with and into Business First Bank. The Federal Reserve, the FDIC and the Louisiana OFI will consider, among other factors, the competitive impact of the merger and the bank merger, the financial and managerial resources of our companies and our subsidiary banks and the convenience and needs of the communities to be served. As part of that consideration, we expect that the Federal Reserve, the FDIC and the Louisiana OFI will review issues related to capital position, safety and soundness, and legal and regulatory compliance, including compliance with anti-money laundering laws. There can be no assurance as to whether this and other regulatory approvals will be received, the timing of those approvals or whether any conditions will be imposed.

AGFC will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have a material adverse effect on AGFC, and consequently, on Business First. These uncertainties may impair AGFC’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with AGFC to seek to change existing business relationships with AGFC. Retention of certain employees may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with Business First. If key employees depart, Business First’s business following the merger could be harmed. In addition, the reorganization agreement restricts AGFC from making certain acquisitions and taking other specified actions until the merger occurs without the consent of Business First. These restrictions may prevent AGFC from pursuing attractive business opportunities that may arise prior to the completion of the merger.

Combining our two companies may be more difficult, costly or time-consuming than we expect.

Business First and AGFC have operated and, until the merger is completed, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be business disruptions that cause us to lose customers or cause customers to take their deposits out of our banks. The success of the combined company following the merger may depend in large part on the ability to integrate the two businesses, business models and cultures. If we are not able to integrate our operations successfully and timely, the expected benefits of the merger may not be realized.

Some of the directors and officers of AGFC may have interests and arrangements that may have influenced their decisions to support or recommend that you approve the merger.

The interests of some of the directors and officers of AGFC may be different from those of the AGFC shareholders generally, and directors and officers of AGFC may be participants in arrangements that are different from, or in addition to, those of the AGFC shareholders. For example, certain members of AGFC management will receive cash payments upon termination of their employment agreements and/or change-in-control agreements with AGFC. Also, AGFC has agreed, subject to certain conditions, to continue all indemnification rights in favor of any director or officer of AGFC or American Gateway Bank that existed as of the effective time of the merger. These interests are described in more detail in the section of this proxy statement/prospectus entitled “Proposal to Approve the Reorganization Agreement—Financial Interests of Directors and Officers of AGFC in the Merger” beginning on page 104.

Business First may fail to realize the cost savings estimated for the merger.

Although Business First estimates that it will realize cost savings from the merger when fully phased in, it is possible that the estimates of the potential cost savings could turn out to be incorrect. For example, the combined purchasing power may not be as strong as expected, and, therefore, the cost savings could be reduced. In addition, unanticipated growth in Business First’s business may require Business First to continue to operate or maintain some facilities or support functions that are currently expected to be combined or reduced. The cost savings estimates also depend on an ability to combine the businesses of Business First and AGFC in a manner that permits those costs savings to be realized. If the estimates turn out to be incorrect or Business First is not able to combine the two companies successfully, the anticipated cost savings may not be fully realized or realized at all, or those benefits may take longer to realize than expected.

AGFC shareholders will have a reduced ownership and voting interest after the merger, will exercise less influence over management and no shareholder of AGFC (or group of shareholders that would be deemed to be “acting in concert”) may own more than 3.0% of the combined company as a result of the merger.

AGFC shareholders currently have the right to vote in the election of the board of directors of AGFC and on other matters affecting AGFC. The merger will transfer control of AGFC to Business First and to the shareholders of Business First. When the merger occurs, each AGFC shareholder will become a shareholder of Business First, as the combined company, with a percentage ownership of Business First much smaller than such shareholder’s percentage ownership of AGFC. In addition, the reorganization agreement prevents any shareholder of AGFC, or any group of AGFC shareholders that would be deemed to be “acting in concert” under applicable Federal Reserve regulations, from owning more than 3.0% of the outstanding shares of the combined company on a pro forma basis as a result of the merger. Accordingly, the amount and type of consideration deliverable to any particular shareholder of AGFC in connection with the merger will be adjusted if that shareholder’s pro forma ownership of the combined company (either individually, or collectively with a group “acting in concert”) will exceed 3.0% ownership limitation. As a result of the foregoing, AGFC shareholders will have less influence on the management and policies of the combined company than they now have on the management and policies of AGFC.

The fairness opinions obtained by AGFC from its financial advisors will not reflect changes in circumstances subsequent to the dates of the fairness opinions.

Sandler O’Neill and National Capital, AGFC’s financial advisors in connection with the proposed merger, have delivered to the board of directors of AGFC their opinions dated as of July 23, 2014. The opinions of each of Sandler O’Neill and National Capital stated that, as of such date and based upon and subject to the factors and assumptions set forth therein, the merger consideration was fair to the AGFC shareholders from a financial point of view. The opinions of Sandler O’Neill and National Capital do not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of Business First or AGFC, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which the opinions are based, may materially alter or affect the relative values of Business First and AGFC.

The market price of shares of Business First stock after the merger may be affected by factors different from those affecting shares of AGFC or Business First currently.

The businesses of Business First and AGFC differ in some respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of stock may be affected by factors different from those currently affecting the independent results of operations of each of Business First and AGFC. For a discussion of the businesses of Business First and AGFC and of certain factors to consider in connection with those businesses, see “Business of AGFC” and “Business of Business First” beginning on pages 119 and 158, respectively.

The reorganization agreement limits AGFC’s ability to pursue an alternative transaction and requires AGFC to pay a termination fee plus expenses incurred by Business First under certain circumstances relating to alternative acquisition proposals.

The reorganization agreement prohibits AGFC from soliciting, initiating, encouraging or knowingly, facilitating certain alternative acquisition proposals with any third party, subject to exceptions set forth in the reorganization agreement. The reorganization agreement also provides for the payment by AGFC to Business First of a termination fee of $1.4 million and Business First’s expenses in connection with the merger up to $250,000 in the event that the reorganization agreement is terminated in certain circumstances, involving, among others, a breach by AGFC of its non-solicitation obligations and changes in the recommendation of AGFC’s board of directors to its shareholders with respect to the proposal to approve the merger transactions. These provisions may discourage a potential competing acquirer that might have an interest in acquiring AGFC from considering or proposing such an acquisition.

Failure to complete the merger could cause Business First’s or AGFC’s stock price to decline.

If the merger is not completed for any reason, although neither Business First nor AGFC’s stock trades on an active or liquid market, Business First’s or AGFC’s stock price may decline because costs related to the merger, such as legal, accounting and certain financial advisory fees, must be paid even if the merger is not completed. In addition, if the merger is not completed, Business First’s or AGFC’s stock price may decline to the extent that the current market price reflects a market assumption that the merger will be completed or due to questions about why (or whose “fault” it was that) the merger was not completed.

Risks Associated With Business First’s Business

Business First may not be able to adequately measure and limit its credit risk, which could lead to unexpected losses.

The business of lending is inherently risky, including risks that the principal of or interest on any loan will not be repaid timely or at all or that the value of any collateral supporting the loan will be insufficient to cover its outstanding exposure. These risks may be affected by the strength of the borrower’s business sector and local, regional and national market and economic conditions. Business First’s risk management practices, such as monitoring the concentration of its loans within specific industries and its credit approval practices, may not adequately reduce credit risk, and its credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. Finally, many of its loans are made to small and midsized businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers. A failure to effectively measure and limit the credit risk associated with Business First’s loan portfolio could have a material adverse effect on its business, financial condition and results of operations.

Business First’s allowance for loan losses may prove to be insufficient to absorb losses inherent in its loan portfolio, which could have a material adverse effect on its financial condition and results of operations.

Business First maintains an allowance for loan losses that represents management’s judgment of probable losses and risks inherent in its loan portfolio. The level of the allowance reflects management’s continuing evaluation of general economic conditions, diversification and seasoning of the loan portfolio, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. The determination of the appropriate level of the allowance for loan losses is inherently subjective and requires Business First to make significant estimates of and assumptions regarding current credit risks and future trends, all of which may undergo material changes. Inaccurate management assumptions, continuing deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of its control, may require Business First to increase its allowance for loan losses. In addition, Business First’s regulators, as an integral part of their periodic examination, review the adequacy of its allowance for loan losses and may direct Business First to make additions to the allowance based on their judgments about information available to them at the time of their examination. Further, if actual charge-offs in future periods exceed the amounts allocated to the allowance for loan losses, Business First may need additional provisions for loan losses to restore the adequacy of its allowance for loan losses. If Business First is required to materially increase its level of allowance for loan losses for any reason, such increase could have a material adverse effect on its business, financial condition and results of operations.

Business First relies heavily on its executive management team and other key employees, and an unexpected loss of their service could have a material adverse effect on Business First’s business, financial condition and results of operations.

Business First’s success depends in large part on the performance of its key personnel, as well as on its ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute its business plan may be lengthy. Business First may not be successful in retaining its key employees, and the unexpected loss of services of one or more of its key personnel could have a material adverse effect on Business First’s business given their skills, knowledge of the primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of its key personnel should become unavailable for any reason, Business First may not be able to identify and hire qualified persons on terms acceptable to it, or at all, which could have a material adverse effect on its business, financial condition and results of operations.

Business First’s ability to retain bankers and recruit additional successful bankers is critical to the success of its business strategy, and any failure to do so could have a material adverse effect on its business, financial condition and results of operations.

Business First’s ability to retain and grow its loans, deposits and fee income depends upon the business generation capabilities, reputation and relationship management skills of its bankers. If Business First were to lose the services of any of its bankers, including successful bankers employed by banks that Business First may acquire, to a new or existing competitor or otherwise, Business First may not be able to retain valuable relationships and some of its customers could choose to use the services of a competitor instead.

Business First’s growth strategy also relies on its ability to attract and retain additional profitable bankers. Business First may face difficulties in recruiting and retaining bankers of its desired caliber, including as a result of competition from other financial institutions. In particular, many of its competitors are significantly larger with greater financial resources, and may be able to offer more attractive compensation packages and broader career opportunities. Additionally, Business First may incur significant expenses and expend significant time and resources on training, integration and business development before it is able to determine whether a new banker will be profitable or effective. If Business First is unable to attract and retain successful bankers, or if its bankers fail to meet its expectations in terms of customer relationships and profitability, Business First may be unable to execute its business strategy, which could have a material adverse effect on its business, financial condition and results of operations.

Business First’s business has grown rapidly, and Business First may not be able to maintain its historical rate of growth, which could have a material adverse effect on its ability to successfully implement its business strategy.

Business First has grown rapidly since its inception in 2006. Although rapid business growth can be a favorable business condition, financial institutions that grow rapidly can experience significant difficulties as a result of rapid growth. Failure to build infrastructure sufficient to support rapid growth and suffering loan losses in excess of reserves for such losses, as well as other risks associated with rapidly growing financial institutions, could materially and adversely impact its operations.

Business First may not be able to sustain its historical rate of growth or continue to grow its business at all. Because of the uncertainty in the general economy and the government intervention in the credit markets, it may be difficult for Business First to continue its recent earnings growth as it continues to expand. Failure to grow or failure to manage its growth effectively could adversely affect Business First’s ability to successfully implement its business strategy, which could have a material adverse effect on its business, financial condition and results of operations.

Difficult market conditions and economic trends have adversely affected the banking industry and could have a material adverse effect on Business First’s business, financial condition and results of operations.

Business First is operating in a challenging and uncertain economic environment, including generally uncertain conditions nationally and locally in its industry and market. Although economic conditions have improved in recent years, financial institutions continue to be affected by volatility in the real estate market in some parts of the country and uncertain regulatory and interest rate conditions. Business First retains direct exposure to the residential and commercial real estate market in Louisiana, and is affected by these events.

Business First’s ability to assess the creditworthiness of customers and to estimate the losses inherent in its loan portfolio is made more complex by uncertain market and economic conditions. Business First’s risk management practices, such as monitoring the concentration of its loans within specific industries and its credit approval practices, may not adequately reduce credit risk, and Business First’s credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. Another national economic recession or deterioration of conditions in Business First’s market could drive losses beyond that which is provided for in its allowance for loan losses and result in the following consequences:

•	increases in loan delinquencies;

•	increases in nonperforming assets and foreclosures;

•	decreases in demand for products and services, which could adversely affect Business First’s liquidity position; and

•	decreases in the value of the collateral securing Business First’s loans, especially real estate, which could reduce customers’ borrowing power and repayment ability.

While economic conditions in Louisiana and the U.S. continue to show signs of recovery, there can be no assurance that these conditions will continue to improve. Although real estate markets have stabilized in portions of the U.S., a resumption of declines in real estate values, volume of home sales and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have a material adverse effect on Business First’s borrowers and/or their customers, which could have a material adverse effect on Business First’s business, financial condition and results of operations.

A large portion of Business First’s loan portfolio is comprised of commercial loans secured by equipment or other collateral, the deterioration in value of which could increase its exposure to future probable losses.

As of September 30, 2014, approximately $189.7 million, or approximately 35.1% of Business First’s total loans, before deferred loan fees, was comprised of commercial loans to businesses collateralized by general business assets including, among other things, accounts receivable, inventory and equipment. These commercial and industrial loans are typically larger in amount than loans to individual consumers and, therefore, have the potential for larger losses on an individual loan basis. Additionally, asset-based borrowers are often highly leveraged and have inconsistent historical earnings. Significant adverse changes in various industries could cause rapid declines in values and collectability associated with those business assets resulting in inadequate collateral coverage that may expose Business First to future losses. An increase in specific reserves and charge-offs related to Business First’s commercial and industrial loan portfolio could have a material adverse effect on its business, financial condition and results of operations.

The small to medium-sized businesses that Business First lends to may have fewer resources to weather adverse business developments, which may impair a borrower’s ability to repay a loan, and such impairment could have a material adverse effect on Business First’s business, financial condition and results of operations.

Business First focus its business development and marketing strategy primarily on small to medium-sized businesses. Small to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management skills, talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which Business First operates and small to medium-sized businesses are adversely affected or Business First’s borrowers are otherwise harmed by adverse business developments, this, in turn, could have a material adverse effect on its business, financial condition and results of operations.

Because a significant portion of Business First’s loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing its real estate loans and result in loan and other losses.

As of September 30, 2014, $326.5 million, or 60.4% of Business First’s total loans, was comprised of loans with real estate as a primary or secondary component of collateral. As of September 30, 2014, approximately $340 million, or 62.9% of Business First Bank’s loan portfolio is secured by real estate. As of the same date, approximately $154.5 million, or 91.6% of American Gateway Bank’s loan portfolio is secured by real estate. On a pro-forma basis as of September 30, 2014, it is expected that approximately $494.5, or 70.6% of the combined bank’s total loan portfolio would be secured by a real estate. As a result, adverse developments affecting real estate values in the state of Louisiana could increase the credit risk associated with Business First’s real estate loan portfolio. Real estate values in many Louisiana markets have experienced periods of fluctuation over the last five years. The market value of real estate can fluctuate significantly in a short period of time. Adverse changes affecting real estate values and the liquidity of real estate in one or more of Business First’s markets could increase the credit risk associated with its loan portfolio, and could result in losses that adversely affect credit quality, financial condition, and results of operations. Negative changes in the economy affecting real estate values and liquidity in Business First’s market areas could significantly impair the value of property pledged as collateral on loans and affect its ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses could have a adverse effect on Business First’s business, financial condition and results of operations. If real estate values decline, it is also more likely that Business First would be required to increase its allowance for loan losses, which could have a material adverse effect on its business, financial condition and results of operations.

Business First’s commercial real estate portfolio exposes it to credit risks that could be greater than the risks related to other types of loans.

As of September 30, 2014, approximately $166.7 million, or 30.8% of Business First Bank’s loan portfolio is secured by commercial real estate. As of the same date, approximately $79.5 million, or 47.2% of American Gateway Bank’s loan portfolio is secured by commercial real estate. On a pro-forma basis as of September 30, 2014, it is expected that approximately $246.2, or 35.2% of the combined bank’s total loan portfolio would be secured commercial real estate. Commercial real estate loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. The availability of such income for repayment may be adversely affected by changes in the economy or local market conditions. These loans expose a lender to greater credit risk than loans secured by other types of collateral because the collateral securing these loans is typically more difficult to liquidate due to the fluctuation of real estate values. Additionally, non-owner occupied commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Unexpected deterioration in the credit quality of our non-owner occupied commercial real estate loan portfolio could require Business First to increase its allowance for loan losses, which would reduce its profitability and could have a material adverse effect on its business, financial condition and results of operations.

Business First’s business concentration in the State of Louisiana imposes risks and may magnify the consequences of any regional or local economic downturn affecting Louisiana, including any downturn in the real estate sector.

Business First conducts its operations exclusively in the State of Louisiana. As of September 30, 2014, the substantial majority of the loans in its loan portfolio were made to borrowers who live and/or conduct business in Louisiana and the substantial majority of Business First’s secured loans were secured by collateral located in the State of Louisiana. Accordingly, Business First is exposed to risks associated with a lack of geographic diversification. The economic conditions in Louisiana are highly dependent on the real estate sector as well as the technology, financial services, insurance, transportation, manufacturing and energy sectors. Any downturn or adverse development in these sectors, particularly the real estate sector in Louisiana could have a material adverse impact on Business First’s business, financial condition and results of operations, and future prospects. Any adverse economic developments, among other things, could negatively affect the volume of loan originations, increase the level of nonperforming assets, increase the rate of foreclosure losses on loans and reduce the value of Business First’s loans. Any regional or local economic downturn that affects Louisiana, Business First’s existing or prospective borrowers or property values in its market area may affect Business First and its profitability more significantly and more adversely than Business First’s competitors whose operations are less geographically focused.

Business First’s portfolio contains many large loans, and deterioration in the financial condition of these large loans could have a material adverse impact on its asset quality.

Business First’s growth over the past several years has been partially attributable to its ability to originate and retain relatively large loans given its asset size. As of September 30, 2014, Business First’s average loan size was approximately $416,000. Further, as of September 30, 2014, its 20 largest borrowing relationships ranged from approximately $6.9 million to $17.1 million (including unfunded commitments) and averaged approximately $9.9 million in total commitments and $7.6 million in principal balance, respectively. Along with other risks inherent in Business First’s loans, such as the deterioration of the underlying businesses or property securing these loans, the higher average size of its loans presents a risk to its lending operations. Because Business First has a large average loan size, if only a few of its largest borrowers become unable to repay their loan obligations as a result of economic or market conditions or personal circumstances, its nonperforming loans and its provision for loan losses could increase significantly, which could have a material adverse effect on its business, financial condition and results of operations.

Business First’s lending limit may restrict its growth and prevent Business First from effectively implementing its business strategy.

Business First is limited in the amount Business First can loan to a single borrower by the amount of its capital. Generally, under applicable Louisiana law, Business First may lend up to 20% of its capital stock and surplus to any one borrower on an unsecured basis and up to 50% of its capital stock and surplus on a secured basis, when aggregated with all unsecured loans to such borrower. Based upon its current capital levels, the amount Business First may lend is significantly less than that of many of its competitors and may discourage potential borrowers who have credit needs in excess of its lending limit from doing business with us. Business First accommodates larger loans by selling participations in those loans to other financial institutions, but this strategy may not always be available. If Business First is unable to compete effectively for loans from its target customers, Business First may not be able to effectively implement its business strategy, which could have a material adverse effect on its business, financial condition and results of operations.

A lack of liquidity could impair Business First’s ability to fund operations, which could have a material adverse effect on its business, financial condition and results of operations.

Liquidity is essential to Business First’s operations. Business First relies upon its ability to generate deposits and effectively manage the repayment and maturity schedules of its loans and investment securities, respectively, to ensure that it has adequate liquidity to fund its operations. An inability to raise funds through deposits, borrowings, the sale of its investment securities, the sale of loans, and other sources could have a substantial negative effect on Business First’s liquidity. Business First’s most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments such as money market funds, Business First would lose a relatively low-cost source of funds, increasing its funding costs and reducing its net interest income and net income.

Other primary sources of funds for Business First consist of cash flows from operations, maturities and sales of investment securities. Additional liquidity is provided by the ability to borrow from the Federal Reserve Bank of Atlanta and the Federal Home Loan Bank of Dallas (“FHLB”). Business First also may borrow funds from third-party lenders, such as other financial institutions. Business First’s access to funding sources in amounts adequate to finance or capitalize its activities, or on terms that are acceptable to it, could be impaired by factors that affect Business First directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Business First’s access to funding sources could also be affected by a decrease in the level of its business activity as a result of a downturn in the economy in its primary market area or by one or more adverse regulatory actions against it.

Any decline in available funding could adversely impact Business First’s ability to originate loans, invest in securities, meet its expenses, or to fulfill obligations such as repaying its borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on Business First’s liquidity and could, in turn, have a material adverse effect on its business, financial condition and results of operations.

Business First may need to raise additional capital in the future, and if Business First fails to maintain sufficient capital, Business First may not be able to maintain regulatory compliance, which could have a material adverse effect on its business, financial condition and results of operations.

Business First faces significant capital and other regulatory requirements as a financial institution. Business First may need to raise additional capital in the future to provide it with sufficient capital resources and liquidity to meet its commitments and business needs, which could include the possibility of financing acquisitions. In addition, Business First, on a consolidated basis, and Business First Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. Importantly, regulatory capital requirements could increase from current levels, which could require Business First to raise additional capital or downsize its operations. Business First’s ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and upon its financial condition and performance. Accordingly, Business First may not be able to raise additional capital if needed or on terms acceptable to it. If Business First fails to maintain capital to meet regulatory requirements, it could be subject to enforcement actions, which could have a material adverse effect on its business, financial condition and results of operations.

Interest rate shifts could reduce net interest income and otherwise have a material adverse effect on Business First’s financial condition and results of operations.

The majority of Business First’s banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, its earnings and cash flows depend to a great extent upon the level of its net interest income, or the difference between the interest income Business First earns on loans, investments and other interest-earning assets, and the interest Business First pays on interest-bearing liabilities, such as deposits and borrowings. Changes in interest rates can increase or decrease Business First’s net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. When interest-bearing liabilities mature or reprice more quickly, or to a greater degree than interest-earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly, or to a greater degree than interest-bearing liabilities, falling interest rates could reduce net interest income. As of September 30, 2014, 31.1% of its earning assets and 52.3% of its interest-bearing liabilities are variable rate. Business First’s interest sensitivity profile was asset sensitive as of September 30, 2014, meaning that Business First estimates its net interest income would increase more from rising interest rates than from falling interest rates.

Additionally, an increase in interest rates may, among other things, reduce the demand for loans and Business First’s ability to originate loans and decrease loan repayment rates. A decrease in the general level of interest rates may affect Business First through, among other things, increased prepayments on its loan portfolio and increased competition for deposits. Accordingly, changes in the level of market interest rates affect Business First’s net yield on interest-earning assets, loan origination volume, loan portfolio and its overall results. Although its asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in market interest rates, those rates are affected by many factors outside of Business First’s control, including governmental monetary policies, inflation, deflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets.

Business First faces significant competitive pressures that could impair its growth, decrease its profitability or reduce its market share.

Business First operates in the highly competitive banking industry and faces significant competition for customers from bank and non-bank competitors, particularly regional and nationwide institutions, in originating loans, attracting deposits and providing other financial services. Business First’s competitors are generally larger and may have significantly more resources, greater name recognition, and more extensive and established branch networks or geographic footprints than Business First. Because of their scale, many of these competitors can be more aggressive than Business First can on loan and deposit pricing. Also, many of its non-bank competitors have fewer regulatory constraints and may have lower cost structures. Business First expects competition to continue to intensify due to financial institution consolidation; legislative, regulatory and technological changes; and the emergence of alternative banking sources.

Business First’s ability to compete successfully will depend on a number of factors, including, among other things:

•	its ability to develop, maintain and build long-term customer relationships based on top quality service, high ethical standards and safe, sound assets;

•	its scope, relevance and pricing of products and services offered to meet customer needs and demands;

•	the rate at which Business First introduces new products and services relative to its competitors;

•	customer satisfaction with Business First’s level of service;

•	Business First’s ability to expand its market position;

•	industry and general economic trends; and

•	Business First’s ability to keep pace with technological advances and to invest in new technology.

Increased competition could require Business First to increase the rates it pays on deposits or lower the rates it offers on loans, which could reduce its profitability. Business First’s failure to compete effectively in its primary markets could cause Business First to lose market share and could have a material adverse effect on its business, financial condition and results of operations.

Business First’s ability to maintain its reputation is critical to the success of its business.

Business First’s business plan emphasizes relationship banking. Business First has benefitted from strong relationships with and among its customers. As a result, Business First considers its reputation to be one of the most valuable components of its business.

Business First’s growth over the past several years has depended on attracting new customers from competing financial institutions and increasing its market share, primarily through involvement in its primary markets and word-of-mouth advertising, rather than on growth in the market for banking services in its primary markets. As such, Business First strives to enhance its reputation by recruiting, hiring and retaining employees who share its core values of being an integral part of the communities Business First serves and delivering superior service to its customers. If its reputation is negatively affected by the actions of its employees or otherwise, Business First’s existing relationships may be damaged. Business First could lose some of its existing customers, and Business First may not be successful in attracting new customers. Any of these developments could have a material adverse effect on Business First’s business, financial condition and results of operations.

The fair value of Business First’s investment securities can fluctuate due to factors outside of its control.

As of September 30, 2014, the fair value of Business First’s investment securities portfolio was approximately $76.2 million, which included an unrealized loss of approximately $1.0 million. Factors beyond Business First’s control can significantly influence the fair value of securities in its portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized or unrealized losses in future periods and declines in other income, which could have a material adverse effect on Business First’s business, results of operations, financial condition and future prospects. The process for determining whether impairment of a security is other-than-temporary often requires complex, subjective judgments about whether there has been a significant deterioration in the financial condition of the issuer, whether management has the intent or ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value, the future financial performance and liquidity of the issuer and any collateral underlying the security, and other relevant factors.

If Business First fails to maintain an effective system of disclosure controls and procedures and internal control over financial reporting, it may not be able to accurately report its financial results or prevent fraud.

Ensuring that Business First has adequate disclosure controls and procedures, including internal control over financial reporting, in place so that it can produce accurate financial statements on a timely basis is costly and time-consuming and needs to be reevaluated frequently. Business First is in the process of documenting, reviewing and, if appropriate, improving its internal controls and procedures in anticipation of being a public company and being subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), which will require annual management assessments of the effectiveness of its internal control over financial reporting and, when Business First ceases to be an emerging growth company under the JOBS Act, a report by its independent auditors addressing these assessments. Business First’s management may conclude that its internal control over financial reporting are not effective due to its failure to cure any identified material weakness or otherwise. Moreover, even if its management concludes that its internal control over financial reporting is effective, its independent registered public accounting firm may not conclude that its internal control over financial reporting are effective. In the future, its independent registered public accounting firm may not be satisfied with Business First’s internal control over financial reporting or the level at which its controls are documented, designed, operated or reviewed, or Business First and its accounting firm may have differences in opinion regarding the applicable requirements. In addition, during the course of the evaluation, documentation and testing of its internal control over financial reporting, Business First may identify deficiencies that it may not be able to remediate in time to meet the deadline imposed by the Securities and Exchange Commission (“SEC”), for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Any such deficiencies may also subject Business First to adverse regulatory consequences. If Business First fails to achieve and maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, Business First may be unable to report its financial information on a timely basis, it may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, and Business First may suffer adverse regulatory consequences. There could also be a decline in investor confidence as to the reliability its financial statements, which could result in a decline in the value of Business First’s capital stock.

Business First’s financial results depend on management’s selection of accounting methods and certain assumptions and estimates.

Business First’s financial condition and results of operations are based on its consolidated financial statements, which have been prepared in accordance with Generally Accounting Principles Accepted in the United States, (“GAAP”), and with general practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires Business First to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of related revenues and expenses. Certain accounting policies inherently are based to a greater extent on estimates, assumptions and judgments of management and, as such, have a greater possibility of producing results that could be materially different than originally reported. They require management to make subjective or complex judgments, estimates or assumptions, and changes in those estimates or assumptions could have a significant impact on Business First’s consolidated financial statements. These critical accounting policies include the allowance for loan losses, accounting for income taxes, the determination of fair value for financial instruments and accounting for stock-based compensation. Because of the uncertainty of estimates involved in these matters, Business First may be required to significantly increase its allowance for loan losses or sustain loan losses that are significantly higher than the reserve provided, significantly increase its accrued tax liability or otherwise incur charges that could have a material adverse effect on its business, financial condition and results of operations.

Business First has a continuing need for technological change, and it may not have the resources to effectively implement new technology, or Business First may experience operational challenges when implementing new technology.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Business First’s future success will depend, at least in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in its operations as Business First continues to grow and expand its products and service offerings. Business First may experience operational challenges as it implements these new technology enhancements or products, which could result in Business First not fully realizing the anticipated benefits from such new technology or require Business First to incur significant costs to remedy any such challenges in a timely manner.

Many of Business First’s larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products compared to those that Business First will be able to provide, which would put Business First at a competitive disadvantage. Accordingly, Business First may lose customers seeking new technology-driven products and services to the extent Business First is unable to provide such products and services.

Business First relies on third parties to provide key components of its business infrastructure, and a failure of these parties to perform for any reason could disrupt its operations.

Third parties provide key components of Business First’s operational infrastructure such as data processing, internet connections, network access, core application processing, statement production and account analysis. Business First’s operations depends on the successful and uninterrupted functioning of its information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt Business First’s operations. Because its information technology and telecommunications systems interface with and depend on third-party systems, Business First could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with its third-party service providers could entail significant delay and expense. If Business First is unable to efficiently replace ineffective service providers, or if Business First experiences a significant, sustained or repeated, system failure or service denial, it could compromise its ability to operate effectively, damage its reputation, result in a loss of customer business, and subject Business First to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on its business, financial condition and results of operations.

Business First could be subject to losses, regulatory action or reputational harm due to fraudulent and negligent acts on the part of loan applicants, its employees and vendors.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, Business First may rely on information furnished by or on behalf of clients and counterparties, including financial statements, property appraisals, title information, employment and income documentation, account information and other financial information. Business First may also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. Any such misrepresentation or incorrect or incomplete information may not be detected prior to funding. In addition, one or more of Business First’s employees or vendors could cause a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates its loan documentation, operations or systems. Any of these developments could have a material adverse effect on Business First’s business, financial condition and results of operations.

Unauthorized access, cyber-crime and other threats to data security may require significant resources, harm Business First’s reputation, and otherwise have a material adverse effect on its business, financial condition and results of operations.

Business First necessarily collects, uses and holds personal and financial information concerning individuals and businesses with which it has a banking relationship. Threats to data security, including unauthorized access, and cyber-attacks, rapidly emerge and change, exposing Business First to additional costs for protection or remediation and competing time constraints to secure its data in accordance with customer expectations and statutory and regulatory privacy and other requirements. It is difficult or impossible to defend against every risk being posed by changing technologies, as well as criminal intent on committing cyber-crime. Increasing sophistication of cyber-criminals and terrorists make keeping up with new threats difficult and could result in a breach. Controls employed by Business First’s information technology department and its other employees and vendors could prove inadequate. Business First could also experience a breach due to intentional or negligent conduct on the part of employees or other internal sources, software bugs or other technical malfunctions, or other causes. As a result of any of these threats, Business First’s customer accounts may become vulnerable to account takeover schemes or cyber-fraud. Business First’s systems and those of its third-party vendors may also become vulnerable to damage or disruption due to circumstances beyond its or their control, such as from catastrophic events, power anomalies or outages, natural disasters, network failures, and viruses and malware.

A breach of Business First’s security that results in unauthorized access to its data could expose Business First to a disruption or challenges relating to its daily operations as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs, and reputational damage, any of which could have a material adverse effect on its business, results of operations, financial condition and future prospects.

The market in which Business First operates is susceptible to hurricanes and other natural disasters and adverse weather which could result in a disruption of its operations and increases in loan losses.

A significant portion of Business First’s business is generated from markets that have, and may continue to be, damaged by major hurricanes, floods, tropical storms and other natural disasters and adverse weather. Natural disasters can disrupt its operations, cause widespread property damage, and severely depress the local economies in which Business First operates. If the economies in its primary markets experience an overall decline as a result of a natural disaster, adverse weather, or other disaster, demand for loans and its other products and services could be reduced. In addition, the rates of delinquencies, foreclosures, bankruptcies and losses on loan portfolios may increase substantially, as uninsured property losses or sustained job interruption or loss may materially impair the ability of borrowers to repay their loans. Moreover, the value of real estate or other collateral that secures the loans could be materially and adversely affected by such a disaster. Such a disaster could, therefore, result in decreased revenue and loan losses that could have a material adverse effect on Business First’s business, financial condition and results of operations.

If the goodwill that Business First records in connection with the merger or future business acquisitions becomes impaired, it could require charges to earnings, which could have a material adverse effect on its business, financial condition and results of operations.

Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets Business First acquired in connection with the purchase of another financial institution. Business First reviews goodwill for impairment at least annually, or more frequently if a triggering event occurs which indicates that the carrying value of the asset might be impaired. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss must be recognized in an amount equal to that excess. Any such adjustments are reflected in its results of operations in the periods in which they become known. There can be no assurance that Business First’s future evaluations of its existing goodwill or goodwill Business First may acquire in connection with the merger or in the future will not result in findings of impairment and related write-downs, which could have a material adverse effect on its business, financial condition and results of operations.

Business First is subject to environmental liability risk associated with its lending activities.

In the course of its business, Business First may purchase real estate, or Business First may foreclose on and take title to real estate. As a result, Business First could be subject to environmental liabilities with respect to these properties. Business First may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if Business First is the owner or former owner of a contaminated site, Business First may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Any significant environmental liabilities could cause a material adverse effect on its business, financial condition and results of operations.

Risks Associated with Business First’s Common Stock

Business First stock is not listed or traded on any established securities market and is less liquid than most securities traded in those markets.

Business First stock is not listed or traded on any established securities exchange or market and Business First has no plans to seek to list its stock on any recognized exchange or qualify it for trading in any market. Accordingly, Business First stock has substantially fewer trades than the average securities listed on any national securities exchange. Most transactions in Business First stock are privately negotiated trades and its stock is very thinly traded. There is no dealer for Business First stock and no “market maker.” Business First’s shares do not have a trading symbol. The lack of a liquid market can produce downward pressure on Business First stock price and can reduce the marketability of Business First stock.

The obligations associated with being a public company will require significant resources and management attention.

Following registration of its common stock in connection with the merger, Business First will face increased legal, accounting, administrative and other costs and expenses that Business First has not incurred as a private company, particularly after Business First is no longer an emerging growth company. After the completion of the merger, Business First will be subject to the reporting requirements of the Exchange Act, which requires that Business First file annual, quarterly and current reports with respect to its business and financial condition and proxy and other information statements, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, and the Dodd-Frank Act, each of which imposes additional reporting and other obligations on public companies.

Business First expects these rules and regulations, and changes in these laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Business First’s investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on its business, financial condition and results of operations. These increased costs could require Business First to divert a significant amount of money that Business First could otherwise use to expand its business and achieve its strategic objectives.

The rights of Business First’s common shareholders will be subordinate to the rights of any debt securities that Business First may issue and may be subordinate to the holders of any other class of preferred stock that Business First may issue in the future.

Business First’s board of directors has the authority to issue debt securities or an aggregate of up to 1,000,000 shares of preferred stock on the terms it determines without shareholder approval. Accordingly, you should assume that any shares of preferred stock that Business First may issue in the future will be senior to its common stock. Because Business First’s decision to issue debt or equity securities or incur other borrowings in the future will depend on market conditions and other factors beyond its control, the amount, timing, nature or success of its future capital raising efforts is uncertain. Thus, common shareholders bear the risk that Business First’s future issuances of debt or equity securities or its incurrence of other borrowings will negatively affect the market price of Business First’s common stock.

Business First is an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make its common stock less attractive to investors.

Business First is an “emerging growth company,” as defined in the JOBS Act. For as long as Business First continues to be an emerging growth company it is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These include, without limitation, exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Business First could be an emerging growth company for up to five years, although Business First could lose that status sooner if its gross revenues exceed $1.0 billion, if Business First issues more than $1.0 billion in non-convertible debt in a three year period, or if the market value of its common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time, in which case Business First would no longer be an emerging growth company as of the following December 31. Investors may find its common stock less attractive if Business First relies on the exemptions, which may decrease the price at which Business First shareholders may sell their shares.

Business First is dependent upon Business First Bank for cash flow, and the Bank’s ability to make cash distributions is restricted which could impact its ability to satisfy its obligations.

Business First’s primary asset is Business First Bank. As such, Business First depends upon Business First Bank for cash distributions through dividends on its stock to pay its operating expenses and satisfy its obligations, including debt obligations. There are numerous laws and banking regulations that limit Business First Bank’s ability to pay dividends to Business First. If Business First Bank is unable to pay dividends to Business First, Business First will not be able to satisfy its obligations. Federal and state statutes and regulations restrict the Bank’s ability to make cash distributions to Business First. These statutes and regulations require, among other things, that Business First Bank maintain certain levels of capital in order to pay a dividend. Further, federal and state banking authorities have the ability to restrict the Bank’s payment of dividends through supervisory action.

Business First has not historically paid dividends on its common stock, has no plans to pay dividends on its common stock in the foreseeable future and its ability to pay dividends is subject to regulatory limitations.

Business First has not historically paid dividends on its common stock. Following the merger, Business First may explore the merits of paying dividends to its shareholders; however, there can be no guarantee that Business First will ever pay dividends on its common stock. Any future determination relating to dividend policy will be made at the discretion of Business First’s board of directors and will depend on a number of factors, including earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by the board of directors. In addition, as a bank holding company, Business First is subject to general regulatory restrictions on the payment of cash dividends. Federal bank regulatory agencies have the authority to prohibit bank holding companies from engaging in unsafe or unsound practices in conducting their business, which depending on the financial condition and liquidity of the holding company at the time, could include the payment of dividends.

Business First’s corporate governance documents, and certain corporate and banking laws applicable to Business First, could make a takeover more difficult.

Certain provisions of Business First’s articles of incorporation, bylaws and corporate and federal banking laws, could make it more difficult for a third party to acquire control of its organization or conduct a proxy contest, even if those events were perceived by many of Business First’s shareholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to us:

•	empower Business First’s board of directors, without shareholder approval, to issue preferred stock, the terms of which, including voting power, are set by Business First’s board of directors;

•	do not provide for cumulative voting in elections of directors; and

•	require prior regulatory application and approval of any transaction involving control of its organization.

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control of Business First, including under circumstances in which its shareholders might otherwise receive a premium over the market price of its shares.

An investment in Business First’s common stock is not an insured deposit and is subject to risk of loss.

Your investment in Business First’s common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

A CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this proxy statement/prospectus, including statements included or incorporated by reference in this proxy statement/prospectus, that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of operations of Business First after the merger is completed as well as information about the merger. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “continue,” “should,” “may,” or similar expressions, or the negatives thereof, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Many possible events or factors could affect the future financial results and performance of each of our companies before the merger or Business First after the merger, and could cause those results or performance to differ materially from those expressed in the forward-looking statements. These possible events or factors include, but are not limited to:

•	Business First’s actual cost savings resulting from the merger are less than expected, Business First is unable to realize those cost savings as soon as expected or Business First incurs additional or unexpected costs;

•	Business First’s revenues after the merger are less than expected;

•	deposit attrition, operating costs, customer loss and business disruption before and after the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than Business First expected;

•	competition among financial services companies may increase;

•	the risk that the businesses of Business First and AGFC will not be integrated successfully, or such integration may be more difficult, time-consuming or costly than expected;

•	the failure of AGFC’s shareholders to approve the reorganization agreement;

•	the ability to obtain the governmental approvals of the merger on the proposed terms and schedule;

•	changes in the level of nonperforming assets and charge-offs;

•	changes in the interest rate environment reduce Business First’s or AGFC’s interest margins;

•	general business and economic conditions in the markets Business First or AGFC serves change or are less favorable than expected;

•	legislative or regulatory changes adversely affect Business First’s or AGFC’s businesses;

•	changes occur in business conditions and inflation;

•	changes occur in the securities markets; and

•	technology-related changes are harder to make or more expensive than expected.

For other factors, risks and uncertainties that could cause actual results to differ materially from estimates contained in forward-looking statements, please read the “Risk Factors” section of this proxy statement/prospectus.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. Therefore, we caution you not to place undue reliance on our forward-looking statements. The forward-looking statements are made as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference into this proxy statement/prospectus. We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GENERAL INFORMATION

This document constitutes a proxy statement of AGFC and is being furnished to all record holders of AGFC common stock in connection with the solicitation of proxies by the board of directors of AGFC to be used at a special meeting of shareholders of AGFC to be held on [—], 2015. The purpose of the AGFC special meeting is to consider and vote upon a proposal to approve the reorganization agreement, dated as of July 23, 2014, as amended, among Business First, AGFC and B1B, and the transactions contemplated by the reorganization agreement. The reorganization agreement contemplates a series of immediately successive merger transactions pursuant to which AGFC and American Gateway Bank will be acquired by Business First.

This document also constitutes a prospectus relating to the Business First common stock to be issued to holders of AGFC common stock upon consummation of the merger of B1B with and into AGFC.

AGFC SPECIAL MEETING

Date, Place and Time of the Special Meeting

The special meeting of AGFC shareholders will be held on [—], 2015 at [—] [—].m., local time, at 320 N. Alexander Avenue, Port Allen, Louisiana 70767.

Matters to be Considered

The purpose of the special meeting is for shareholders of AGFC to consider and vote upon the following proposals:

1.	Merger Proposal. Considering and voting upon the approval of the agreement and plan of reorganization, dated as of July 23, 2014, as amended, among AGFC, Business First, and B1B, and the transactions contemplated by the reorganization agreement;

2.	Adjournment or Postponement. Considering and voting upon the approval of any motion to adjourn the special meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the reorganization agreement, (ii) to provide to AGFC shareholders any supplement or amendment to the proxy statement/prospectus or (iii) to disseminate any other information which is material to the AGFC shareholders voting at the special meeting; and

3.	Other Business. Considering and acting upon any other matters that may be properly submitted to a vote at the special meeting.

The reorganization agreement provides for the acquisition of AGFC by Business First by virtue of the merger of B1B with and into AGFC, with AGFC surviving the merger and becoming a wholly-owned subsidiary of Business First. Immediately following completion of the initial merger, Business First will cause AGFC to merge with and into Business First, with Business First surviving, and will cause American Gateway Bank to merge with and into Business First’s wholly-owned subsidiary, Business First Bank, with Business First Bank surviving. Following completion of these merger transactions, Business First Bank (now combined with American Gateway Bank) will continue as the wholly-owned subsidiary of Business First (now combined with AGFC). A copy of the reorganization agreement is included in the accompanying proxy statement/prospectus as Appendix A.

If any procedural matters relating to the conduct of the special meeting are presented, the persons named as proxies will vote the shares represented by properly executed proxies in accordance with their judgment with respect to those matters.

Shares Entitled to Vote, Quorum and Vote Required

The holders of record of the outstanding shares of AGFC common stock as of 5:00 p.m. on [—], 2015 will be entitled to notice of and to vote at the special meeting. As of 5:00 p.m. on that date, there were 217,944 shares of AGFC common stock issued and outstanding and entitled to vote at the special meeting.

At the special meeting, the shareholders of AGFC will be entitled to one vote for each share of common stock owned of record on [—], 2015. The holders of a majority of the shares of AGFC common stock entitled to vote at the special meeting must be present, either in person or by proxy, to constitute a quorum at the special meeting. The affirmative vote of at least least a majority of the shares of AGFC common stock that are entitled to be cast at the special meeting is required to approve the reorganization agreement. The affirmative vote of at least a majority of the shares of AGFC common stock that are cast at the special meeting is required to approve any Adjournment Proposal.

Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists. The proposal to approve the reorganization agreement is a “non-discretionary” item, meaning that brokers and banks who hold shares in an account for customers who are the beneficial owners of such shares may not give a proxy to vote those shares without specific instructions from their customers. Any abstentions will have the same effect as a vote against approval of the reorganization agreement. Accordingly, the board of directors of AGFC encourages you to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope.

Shares Held by Officers and Directors

The directors and certain officers of AGFC and American Gateway Bank have entered into an agreement to vote the shares of AGFC common stock they control in favor of approval of the reorganization agreement. As of the record date, 9,585 shares of AGFC common stock, or approximately 4.4% of the outstanding shares of the common stock entitled to vote at the special meeting, were bound by the voting agreement.

The board of directors of AGFC unanimously recommends that you vote FOR the proposal to approve the reorganization agreement and FOR any Adjournment Proposal.

Voting and Revocation of Proxies

Proxies, in the form enclosed, which are properly executed and returned to AGFC and not subsequently revoked, will be voted in accordance with the instructions indicated on the proxies. Any properly executed proxy on which voting instructions are not specified will be voted FOR the proposal to approve the reorganization agreement. The proxy also grants authority to the persons designated in the proxy to vote in accordance with their own judgment if an unscheduled matter is properly brought before the special meeting.

If you are the record holder of your shares, you may revoke any proxy given pursuant to this solicitation by the board of directors of AGFC at any time before it is voted at the special meeting by:

•	giving written notice to the corporate Secretary of AGFC;

•	executing a proxy bearing a later date and filing that proxy with the corporate Secretary of AGFC at or before the special meeting; or

•	attending and voting in person at the special meeting.

All written notices of revocation and other communications with respect to revocation or proxies should be sent to: American Gateway Financial Corporation, 320 N. Alexander Avenue, Port Allen, Louisiana 70767, Attention: Corporate Secretary. If you hold your shares in street name with a bank or broker, you must contact such bank or broker if you wish to revoke your proxy.

Solicitation of Proxies; Expenses

This proxy solicitation is made by the board of directors of AGFC. AGFC is responsible for its expenses incurred in preparing, assembling, printing, and mailing this proxy statement/prospectus. Proxies will be solicited through the mail. Additionally, directors and officers of AGFC intend to solicit proxies personally or by telephone or other means of communication. The directors and officers will not be additionally compensated. AGFC will reimburse banks, brokers and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding the proxy materials to beneficial owners.

PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT

The following information describes material aspects of the merger. It is not intended to be a complete description of all information relating to the merger and is qualified in its entirety by reference to more detailed information contained in the Appendices to this document, including the reorganization agreement. A copy of the reorganization agreement is included as Appendix A and is incorporated herein by reference. You are urged to read the Appendices in their entirety.

The Merger; Structure; Consideration

The reorganization agreement provides for the acquisition of AGFC by Business First by virtue of the merger of B1B with and into AGFC, with AGFC surviving the merger and becoming a wholly-owned subsidiary of Business First. Immediately following completion of the initial merger, Business First will cause AGFC to merge with and into Business First, with Business First surviving, and will cause American Gateway Bank to merge with and into Business First’s wholly-owned subsidiary, Business First Bank, with Business First Bank surviving. Following completion of these merger transactions, Business First Bank (now combined with American Gateway Bank) will continue as the wholly-owned subsidiary of Business First (now combined with AGFC). The existing banking centers of American Gateway Bank will become full-service banking centers of Business First Bank.

If the shareholders of AGFC approve the reorganization agreement at the special meeting, and if the required regulatory approvals are obtained and the other conditions to the parties’ obligations to effect the merger are satisfied or waived by the party entitled to do so, we anticipate that the merger will be completed during the first quarter of 2015, although delays could occur.

As a result of the merger, each of the outstanding shares of AGFC common stock will be converted into the right to receive a combination of cash and shares of Business First common stock pursuant to a formula included in the reorganization agreement and described below. Upon completion of the merger, certificates for AGFC common stock will only represent the right to receive the merger consideration pursuant to the reorganization agreement (or the fair value of such shares in cash, if appraisal rights have been exercised), and otherwise will be null and void after completion of the merger.

Subject to the adjustments described below, the shares of AGFC common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by shareholders who have exercised their appraisal rights) will, by virtue of the merger, be cancelled and converted into and represent the right to receive consideration (the “Aggregate Merger Consideration”) equal to: (i) an aggregate of $2,179,440 in cash (the “Aggregate Cash Consideration”), which represents $10.00 per share of AGFC’s outstanding common stock, and (ii) an aggregate number of shares of Business First common stock (the “Aggregate Stock Consideration”) equal to the following:

Aggregate Stock Consideration	=	Adjusted AGFC Tangible Equity Capital
Adjusted Business First Tangible Equity Capital Per Share

The individual components of the above-described formula will be calculated as follows.

“Adjusted AGFC Tangible Equity Capital” means the difference between: (a) 1.12 times the AGFC Tangible Equity Capital (as defined below) determined as of the date that is ten days prior to the closing date of the merger, and (b) $2,179,440, which represents the value of the Aggregate Cash Consideration.

“Adjusted Business First Tangible Equity Capital Per Share” means an amount equal to 1.175 times the quotient of (a) the Business First Tangible Equity Capital (as defined below) determined as of the date that is ten days prior to the closing date of the merger, divided by (b) the number of issued and outstanding shares of Business First common stock determined as of the date that is ten days prior to the closing date of the merger.

“AGFC Tangible Equity Capital” and “Business First Tangible Equity Capital” means an amount equal the sum of the capital stock, surplus and undivided profits of the applicable company (on a consolidated basis in accordance with GAAP), and excluding any intangible assets and the effect of any unrealized gains or losses on available-for-sale securities, as calculated on a date within ten days prior to the closing date of the merger. For purposes of calculating AGFC Tangible Equity Capital or Business First Tangible Equity Capital, the applicable company will include, as applicable, deductions made for any extraordinary items related to the merger, including reductions for (a) the after-tax amount of all costs and expenses related to the merger, and (b) the after-tax amount of any fees and commissions payable to any broker, finder, financial advisor or investment banking firm in connection with the merger. AGFC currently estimates that the after-tax amount of its costs and expenses related to the merger (excluding expenses separately identified below) will be approximately $132,000 and the after tax amount of any fees and commissions payable by it to any broker, finder, financial advisor or investment banking firm in connection with the merger will be approximately $323,400. Business First currently estimates that the after-tax amount of its costs and expenses related to the merger will be approximately $306,900 and the after tax amount of any fees and commissions payable by it to any broker, finder, financial advisor or investment banking firm in connection with the merger will be approximately $75,900. In addition, the AGFC Tangible Equity Capital will be further reduced by 50% of:

•	the after-tax amount of any premium or additional cost incurred to provide for the continuation of certain insurance policies of AGFC, which the parties currently estimate will total approximately $33,000;

•	the after-tax amount of any contract termination fees, penalty or liquidated damages associated with the termination of AGFC’s contracts with any third-party provider of electronic banking and data processing services prior to or following the closing date of the merger, which the parties currently estimate will total approximately $371,000;

•	the after-tax amount of the accrual through the closing date of the merger of any future benefit payments due by AGFC or American Gateway Bank under any AGFC or American Gateway Bank salary continuation, deferred compensation or other similar agreements, and the parties do not expect to incur any costs associated with these items;

•	the after-tax amount of any cost to fully fund and liquidate any AGFC employee plan and to pay all related expenses and fees to the extent such termination is requested by Business First, and the parties do not expect to incur any costs associated with these items; and

•	the after-tax amount of any payments to be made pursuant to any existing employment, change-in-control, salary continuation, deferred compensation, phantom stock award agreement or other similar arrangement, or severance, noncompetition, retention or bonus arrangement between AGFC or American Gateway Bank, which the parties currently estimate will total approximately $247,500.

However, in the event that the aggregate after-tax amount of the bulleted items above exceeds $764,000, then the AGFC Tangible Equity Capital will be reduced by 100% of the after-tax amount of such costs in excess of $764,000, in the aggregate.

In addition to the above-described adjustments, the reorganization agreement contains an ownership limitation that will prevent any shareholder of AGFC, or any group of AGFC shareholders that would be deemed to be “acting in concert” under applicable Federal Reserve regulations, from owning more than 3.0% of the outstanding shares of the combined company on a pro forma basis as a result of the merger. Accordingly, the amount and type of consideration deliverable to any particular shareholder of AGFC in connection with the merger will be adjusted if that shareholder’s pro forma ownership of the combined company (either individually, or collectively with a group “acting in concert”) will exceed the ownership limitation.

Each shareholder of AGFC whose ownership, either individually or together with a group deemed to be “acting in concert,” would exceed 3.0% of the outstanding common stock of the combined company on a pro forma basis as a result of the merger will receive a combination of Business First common stock and cash as follows.

•	Each AGFC shareholder who is not part of a group deemed to be “acting in concert” with other AGFC shareholders and whose ownership of Business First common stock as a result of the merger would exceed the 3.0% ownership limitation, will receive Business First common stock up to the ownership limitation consistent with the formula for the merger consideration described above. The remainder of the merger consideration that such AGFC shareholder would otherwise be entitled to receive will be paid in cash in an amount equal to the product of (i) the number of shares of Business First common stock that such shareholder would otherwise have been entitled to receive, multiplied by (ii) the Adjusted Business First Tangible Equity Capital Per Share.

•	Each AGFC shareholder who is part of a group that is deemed to be “acting in concert” with other AGFC shareholders whose combined ownership would exceed the 3.0% ownership limitation will receive an amount of Business First common stock that will be determined on a pro rata basis taking into account the relative ownership of the group as a whole, such that the ownership of Business First common stock of the group as a whole as a result of the merger would not exceed the ownership limitation. The remainder of the merger consideration that each such group member would otherwise be entitled to receive will be paid in cash in an amount equal to the product of (i) the number of shares of Business First common stock that such shareholder would otherwise have been entitled to receive, multiplied by (ii) the Adjusted Business First Tangible Equity Capital Per Share.

The reorganization agreement provides that Business First may terminate the agreement if the AGFC Tangible Equity Capital is less than approximately $39.6 million as of the date the merger consideration is calculated. AGFC has a similar right to terminate the reorganization agreement if the Business First Tangible Equity Capital is less than approximately $75.0 million as of the date the merger consideration is calculated. Either party may waive their right to terminate the agreement in the event that the other party’s Tangible Equity Capital is less than the above-described minimums.

The merger consideration will be calculated as of a date that is ten days prior to the closing of the merger. Under the terms of the reorganization agreement, the closing of the merger could take place as late as May 31, 2015, or later if Business First and AGFC agree to extend the time for consummation.

For illustration purposes only and including certain estimated adjustments described in more detailed elsewhere in this proxy statement/prospectus, if the merger had been completed as of January 31, 2015, and assuming AGFC Tangible Equity Capital and Business First Tangible Equity Capital of approximately $42.5 million and $79.7 million as of that date, shareholders of AGFC would have been entitled to receive approximately 11.81 shares of Business First common stock (plus cash in lieu of any fractional share) and $10.00 in cash in exchange for each share of AGFC common stock that they owned as of the effective time for the merger.

For illustration purposes only and including certain estimated adjustments detailed elsewhere in this proxy statement/prospectus, in the event that the Business First Tangible Equity Capital and the AGFC Tangible Equity Capital as of the merger consideration calculation date are equal to the minimum amounts permitted under the reorganization agreement of $75.0 million and $39.6 million, respectively, shareholders of AGFC would be entitled to receive approximately 11.67 shares of Business First common stock (plus cash in lieu of any fractional share) and $10.00 in cash in exchange for each share of AGFC common stock that they owned as of the effective time for the merger.

Upon completion of the merger, it is anticipated that the shareholders of AGFC and Business First will own approximately 30.9% and 69.1%, respectively, of the total issued and outstanding shares of the combined entity. As of June 30, 2014, the quarter end closest to the date the reorganization was signed, the imputed aggregate purchase price for shares of AGFC common stock to be acquired by Business First in the proposed merger was approximately $45,488,597, or $208.72 per share. As of January 31, 2015, the imputed aggregate purchase price for shares of AGFC common stock to be acquired by Business First in the proposed merger was approximately $47,544,890, or $218.15 per share.

The actual merger consideration is subject to adjustment and may be higher or lower than the consideration described in the example above. Because the per share merger consideration will be determined based upon the adjusted tangible shareholders’ equity of Business First and AGFC on the date that is ten days prior to the closing, the amount of consideration you will receive will not be known at the time you vote on the reorganization agreement.

As noted above, Business First will not issue any certificates for fractional shares of Business First common stock in connection with the merger but will instead pay cash for any fractional share interests. The amount of cash will be determined by multiplying (i) the fraction of a share of Business First common stock that such shareholder would otherwise have been entitled to receive, by (ii) the Adjusted Business First Tangible Equity Capital Per Share.

Background of the Merger

From time to time, AGFC’s board of directors has evaluated strategic options to increase shareholder value. These strategic options have included expanding organically, raising additional capital through offerings of equity or debt securities, and merging with another financial institution.

In the midst of the 2009 worldwide economic downturn, the Board of Directors of AGFC (the “AGFC Board”) began to look differently at AGFC’s growth strategy and at the risks associated with continuing the operation of American Gateway Bank as an independent bank. Historically, American Gateway Bank had relied on income growth through lending to local small businesses, property developers and other real estate based projects and from its investment portfolio. As the AGFC Board assessed strategic plans for American Gateway Bank, it identified a number of concerns:

•	American Gateway Bank had a very limited market area, essentially four parishes in Louisiana which closely tied our performance with the economic health of those parishes.

•	There were a very large number of banking institutions competing for business in American Gateway Bank’s market area, many of which had lower cost of capital than that of American Gateway Bank and which could offer products that were difficult for American Gateway Bank to offer without a significant investment.

•	In conjunction with the economic downturn, the AGFC Board saw a significant change in the way various banking regulators viewed small banks, and the AGFC Board expected increased capital requirements and other regulations that would make operating as a small independent bank more complex and less profitable.

•	Intervention in the economy by the Federal government to lower interest rates and to stimulate the economy would significantly reduce the income from American Gateway Bank’s loan and investment portfolio and its profitability. Also, the risk of investing in certain mortgage backed securities increased and limited the types of portfolio investments that fell within AGFC’s risk parameters.

•	To meet the increasing complexity of banking regulations, security and product offerings, American Gateway Bank needed to significantly increase its scale to remain competitive and to maintain income growth.

•	The credit quality of a number of American Gateway Bank’s loans in its portfolio was being adversely affected by both national and local economic conditions, particularly in commercial and residential real estate.

Based primarily on these concerns, the AGFC Board reached the conclusion that American Gateway Bank either needed to quickly achieve greater scale through internal growth or as a result of some type of business combination. Alternatively, it concluded that a sale of American Gateway Bank might offer the greatest return to AGFC’s shareholders within a five year timeframe.

Throughout 2010 and 2011, as the AGFC Board dealt with maintaining the viability of American Gateway Bank’s business and reducing the risks of its loan and investment portfolios, the AGFC Board focused on key issues for internal growth—management succession, the strengths and weaknesses of American Gateway Bank’s staff, staff retention and recruitment in a competitive banking market, developing commercial and industrial loan opportunities and possible acquisitions. The AGFC Board also had informal discussions with other banking institutions about possible mergers that would increase scale and opportunities for both institutions, but the AGFC Board did not find a suitable potential merger partner. During this time period, the AGFC Board also evaluated the costs associated with raising additional capital to accelerate loan growth and to make possible acquisitions, but it concluded that AGFC could not deploy the capital fast enough to prevent value dilution to AGFC’s existing shareholders.

In 2012, as banking conditions worsened for small independent banks and as regulatory scrutiny and requirements increased, the AGFC Board became convinced that a sale or merger of AGFC was appropriate and began to informally explore the concept.

AGFC’s Board regularly discussed and reviewed the Company’s business, performance and prospects, and continued to consider the strategic options of a possible sale of American Gateway Bank, possible expansion to other geographical markets, raising additional capital through offerings of equity or debt securities publicly or privately and exiting certain business lines and locations. From time to time, AGFC through its executive officers had general discussions with other financial institutions regarding the possibility at some time in the future of a potential affiliation and have met with representatives from Sandler O’Neill + Partners, L.P. (“Sandler O’Neill”) to discuss the overall market, including the market for mergers and acquisitions.

In February 2013, Vice Chairman, President and Chief Executive Officer of AGFC, Don W. Ayres, in consultation with the AGFC Board of Directors and other executive officers, met with representatives of Sandler O’Neill to discuss the process and procedures for AGFC and the AGFC Board to explore the possibilities of raising additional capital and a sale of American Gateway Bank. The discussions included what capital would be required to build a $1 billion asset bank either internally and/or through acquisitions. Given the then current banking complexities and the low interest rate environment, the AGFC Board believed that a much larger bank would be required to continue to be economically viable and to continue a history of dividend growth. The AGFC Board reviewed numerous models and projections in connection with these discussions. During that meeting, representatives of Sandler O’Neill also provided the members of the working group an overview of the current mergers and acquisition market and Sandler O’Neill’s assessment of potential business combination partners for AGFC. As a part of those discussions, representatives of Sandler O’Neill discussed the operating environment faced by AGFC and similarly situated bank holding companies.

At the April 18, 2013 meeting of the AGFC Board, AGFC’s Chairman was authorized to commence discussions and negotiations with Sandler O’Neill to retain it as an investment banking firm to provide independent financial advice to AGFC, survey potential partners and assist AGFC and the AGFC Board in exploring strategic alternatives. Following discussions and further review of growth opportunities and risks , it was the consensus of the AGFC Board that it would be in the best interests of AGFC and its shareholders, along with other constituencies, to solicit indications of interest from potentially interested parties to engage in a business combination with AGFC. The AGFC Board authorized Sandler O’Neill to prepare a confidential information memorandum regarding AGFC and to identify and contact potentially interested financial institutions and to seek to obtain signed non-disclosure agreements from them. AGFC retained Sandler O’Neill by letter agreement dated April 29, 2013.

Representatives from Sandler O’Neill and AGFC discussed contacting the identified financial institutions that might potentially be interested in exploring a strategic alliance with AGFC. During the weeks of June 24, 2013 and July 1, 2013, Sandler O’Neill contacted eleven potentially interested financial institutions. During the first two weeks of July 2013, seven interested parties executed non-disclosure agreements that were sent to them upon request. During the same time period, Sandler O’Neill circulated a confidential information memorandum to the seven financial institutions that executed non-disclosure agreements. These financial institutions were instructed to submit their preliminary indications of interest in a timely fashion.

By August 2013, Sandler O’Neill received four indications of interest from other regional banking institutions. On August 9, 2013, Sandler O’Neill presented to the AGFC Board a summary of the process which led to the receipt of four indications of interest and the financial and other material terms of the indications of interest. Sandler O’Neill reviewed with the AGFC Board comparable precedent transactions and detailed financial information relating to each of the financial institutions submitting the indications of interest. The AGFC Board engaged in a lengthy discussion regarding the indications of interest and decided to select the two parties with the highest indications of interest, hereafter referred to as Company A and Company B, to proceed with due diligence with AGFC by countersigning their indications of interest. At the end of September 2013, after conducting thorough due diligence processes, each of Company A and B decided against pursuing a transaction with AGFC.

In December 2013, Business First initiated discussions with AGFC. Dialogue continued into January 2014, at which point Business First requested non-public information with the intent of developing a proposal for AGFC. At the same time AGFC received interest in a potential transaction from another financial institution. Business First and the other financial institution expressing interest in a potential transaction each executed non-disclosure agreements dated January 23, 2014, and Sandler O’Neill distributed a confidential information memorandum to each of them. For the two years prior to this date and to the present, there has been no material relationship between Business First and Sandler O’Neill. The other financial institution declined to submit a proposal after its receipt of the confidential information memorandum.

After performing further analysis, Business First submitted an indication of interest dated February 7, 2014 for $11.4 million in cash and 2,053,029 shares of Business First common stock. Based on the December 31, 2013, unaudited financial statements of Business First then available to the AGFC Board, the AGFC Board, after consultation with Sandler O’Neill, estimated the aggregate value of this indication of interest to be $43.4 million. Sandler O’Neill thereafter presented to the AGFC Board a summary of the process which led to the receipt of the additional indication of interest and the financial and other material terms of the indication of interest. Sandler O’Neill reviewed with the AGFC Board comparable precedent transactions and detailed financial information relating to Business First. In addition, the AGFC Board discussed improvement of the consideration offered by Business First to AGFC’s shareholders; expanding the process to a larger group of potential merger parties or terminating the process and continuing to operate as an independent institution. The AGFC Board engaged in a lengthy discussion regarding the indication of interest from Business First as well as a detailed review of other financial organizations in the marketplace that could possibly be interested in a potential business combination with AGFC.

Following discussion and deliberation, it was the consensus of the AGFC Board that it would be in the best interests of AGFC, its shareholders and other constituencies to proceed with due diligence with Business First by countersigning its indication of interest and pursuing a combination with Business First. On February 28, 2014, after discussions by representatives of the AGFC Board with representatives of Business First, Business First submitted a revised indication of interest, which, in addition to other customary terms and conditions, provided for a transaction with a consideration structure in which $11.4 million of the consideration would be paid in cash and stock consideration would be paid in an amount equal to 2,208,347 shares of Business First common stock. Based on the December 31, 2013, unaudited financial statements of Business First then available to the AGFC Board, the AGFC Board, after consultation with Sandler O’Neill, estimated the aggregate value of this indication of interest to be $45.8 million. As part of its due diligence process, Business First had access to a secure on-line electronic data room which contained due diligence information about AGFC and American Gateway Bank. Business First conducted an on-site due diligence review of AGFC and American Gateway Bank in March 2014, during which Business First representatives met with AGFC’s management to discuss the business, results of operations, and business prospects. At the same time AGFC was provided with diligence information about Business First and Business First Bank through access to an on-line data room from Business First and its representatives.

As part of its due diligence of Business First, a third party external review firm engaged by AGFC performed a review of Business First Bank’s loan portfolio in March 2014.

The loan review concluded that the condition of Business First’s overall loan portfolio was satisfactory as of the date of the report. The loan review report did not contain any material or adverse findings. Business First also engaged a third party to perform an external loan review of AGFC’s loan portfolio in March of 2014. The external loan review of AGFC’s portfolio similarly did not contain any material or adverse findings.

The AGFC Board also authorized and directed Mr. Ayres to retain the legal services of Kantrow Spaht Weaver & Blitzer (APLC) as legal counsel to the AGFC Board as it explored a potential strategic transaction with Business First.

From May 21, 2014 until July 23, 2014, AGFC and Business First continued their due diligence investigations of each other, and both parties negotiated the terms of the reorganization agreement and the ancillary documents, including standard and customary voting agreements, director non-competition and confidentiality agreements, and mutual releases. During their negotiation of the reorganization agreement, the parties continued to discuss the structure of the proposed transaction and the type of merger consideration to be received by the AGFC shareholders (i.e., cash and/or stock). Initially, it was anticipated that the shares of Business First common stock to be issued to shareholders of AGFC in the merger would be issued without compliance with the registration requirements of the Securities Act of 1933, as amended, or any state’s securities laws, in reliance upon exemptions from registration provided by such laws, including Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder and applicable state securities law exemptions. Accordingly, shareholders of AGFC who did not meet certain exemption requirements would receive cash in the merger. Under the initial proposal, the aggregate merger consideration would include $11.4 million in cash (in addition to the shares of Business First common stock described above), which cash would be paid to AGFC shareholders who did not meet the requisite securities exemption criteria and to AGFC shareholders who would otherwise own more than 3.0% of the outstanding shares of the combined company on a pro forma basis. However, after further analysis and due diligence, the parties ultimately determined that reliance upon an exemption from registration was not feasible due to the relatively large number of AGFC shareholders. In particular, the parties determined that the additional amount of cash that would be needed to pay AGFC shareholders who do not meet the applicable securities exemption criteria to enable them to receive Business First common stock in the merger could stress the liquidity and capital of the combined company and could jeopardize the ability of the merger to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. As a result, the parties determined that in order to proceed with the proposed merger transaction, it would be necessary to register with the SEC the shares of Business First common stock to be issued to the AGFC shareholders in the merger.

Because the issuance of Business First common stock would be registered with the SEC, all AGFC shareholders would be eligible to receive shares of Business First common stock in the merger without regard to securities exemption restrictions. As part of this decision, the parties also (i) renegotiated the mix of cash and stock to be issued to the AGFC shareholders in the merger to increase the stock portion of the aggregate merger consideration and decrease the cash portion of the aggregate merger consideration, and (ii) modified the stock portion of the merger consideration to provide for a formulaic pricing mechanism in lieu of the prior fixed pricing mechanism. With respect to the mix of cash and stock to be issued to the AGFC shareholders in the merger, the parties revised the merger consideration to provide for a reduced level of cash in an effort to preserve and enhance regulatory and working capital of the combined company. In lieu of the additional cash consideration, the stock portion of the merger consideration was proportionately increased to provide for the same aggregate value to the AGFC shareholders.

With respect to the stock portion of the merger consideration, the initial indication of interest contemplated that a fixed number of shares would be issued to the AGFC shareholders in the merger. However, after further negotiations and discussions between the parties in consultation with their respective financial advisors, the parties agreed to modify the stock portion of the merger consideration to provide for a formulaic pricing model in lieu of the fixed pricing model. This decision was based on the parties’ desire to preserve the valuation spread between the two companies resulting from their relative levels of historical and projected earnings. Please see “Certain Unaudited Prospective Financial Information” beginning on page 82 for additional information relating to the projected earnings of the parties. In particular, in establishing the prior fixed price model, the parties had agreed that for purposes of calculating the exchange of AGFC common stock for Business First common stock, the AGFC common stock would be assigned a relative value of 1.12 times adjusted tangible book value and the Business First common stock would be assigned a relative value of 1.175 times adjusted tangible book value. The Business First common stock was assigned a slightly higher relative value due primarily to its higher level of historical earnings and higher level of anticipated future earnings potential. Rather than fixing the number of shares of Business First common stock to be issued in the merger as of the date of the reorganization agreement, the parties agreed that the stock component of the merger consideration would be determined ten days prior to closing in order to recognize and give credit to each company’s earnings for the period between the signing of the reorganization agreement and closing of the merger. Although the timing for establishing the number of shares of Business First common stock to be issued in the merger was modified, the formula for determining the number of shares remained the same.

For illustration purposes only and including certain estimated adjustments described in more detail elsewhere in this proxy statement/prospectus, if the merger had been completed as of June 30, 2014, the quarter end closest to the date of the reorganization agreement, the shareholders of AGFC would have been entitled to receive (i) approximately 2,556,483 shares of Business First common stock (plus cash in lieu of any fractional shares), and (ii) $2,179,440 in cash. Based on the agreed-upon assigned value for the Business First common stock of 1.175 times adjusted tangible book value, the aggregate imputed value of the merger consideration as of June 30, 2014 would have been $45,488,597, or $208.72 per share of AGFC common stock. Using these same assumptions and based on the formulaic method of calculating the stock portion of the merger consideration described above, the aggregate imputed value of the merger consideration as of January 31, 2015 would have been $47,544,890, or $218.15 per share of AGFC common stock. This increase is attributable to a higher number of shares of Business First common stock to be issued in the merger as a result of the slightly higher earnings of AGFC since the signing of the reorganization agreement.

The other material terms of the reorganization agreement and ancillary agreements that were negotiated between the parties were the following:

•	agreement by Business First to register the shares of its common stock to be issued to the AGFC shareholders in the merger;

•	the amount of the adjusted minimum tangible equity capital of Business First and AGFC as closing conditions for each;

•	agreement by Business First to pay 50% of the after-tax costs of certain transaction costs of AGFC up to an agreed cap;

•	agreement to permit AGFC to continue to pay quarterly dividends of $0.25 per share for the pre-closing period;

•

addition of a “fiduciary out” provision permitting the AGFC Board to change its recommendation regarding the merger transaction and terminate the reorganization agreement in the event AGFC receives an unsolicited acquisition proposal that is superior to the Business First proposal and, should

AGFC exercise the “fiduciary out”, agreement by AGFC to pay a termination fee to Business First (the amount of which was negotiated down to $1.4 million from $1.9 million initially proposed by Business First) and to be responsible for reimbursing Business First for its expenses up to $250,000;

•	agreement by Business First that each AGFC employee would be entitled to credit for prior service with AGFC for all purposes under Business First’s employee benefit plans;

•	completion of the environmental due diligence by each party to its satisfaction prior to its execution of the reorganization agreement and thus the deletion of the provision initially proposed by Business First permitting each party to terminate the reorganization agreement based upon the results of its environmental inspection of the other party’s properties;

•	deletion of the limitations initially proposed by Business First on its post-closing indemnification obligations to the former officers and directors of AGFC;

•	agreement by Business First to cause its tax counsel to deliver a legal opinion as to the qualification of the merger transaction as a tax-free reorganization under Section 368 of the Code;

•	deletion of a minimum leverage ratio of AGFC initially proposed by Business First as a closing condition; and

•	post-closing restrictive covenants for AGFC’s directors and chief executive officer that are less restrictive than those initially proposed by Business First.

From May 21, 2014 until July 23, 2014, AGFC and Business First negotiated the terms of the reorganization agreement and the ancillary documents and both parties continued their due diligence investigations of each other. During the ongoing negotiations, the parties discussed the merits of preserving the valuation spread between the institutions resulting from the level of historical and projected earnings of each institution. In order to maintain the valuation spread and give effect to the anticipated earnings of each institution between the date of the agreement and the closing of the merger, the parties revised the financial terms of the merger to provide for the formulaic pricing model contained in the final reorganization agreement in lieu of the fixed pricing model submitted in the indication of interest.

On July 23, 2014, the AGFC Board held a lengthy special meeting to consider the proposed definitive reorganization agreement and ancillary documents, which was also attended by representatives of Sandler O’Neill and National Capital, LLC, and legal counsel. Legal counsel reviewed in detail with the AGFC Board the proposed definitive reorganization agreement and all related documents, copies of which were delivered to each director to review before the meeting. During the meeting, Sandler O’Neill and National Capital, LLC each reviewed in detail with the AGFC Board the financial aspects of the proposed transaction and each delivered its opinion to the AGFC Board stating that the merger consideration as proposed was fair to AGFC’s shareholders from a financial point of view. At the meeting, the AGFC Board considered these opinions carefully, as well as Sandler O’Neill’s and National Capital, LLC’s experience and qualifications, and Sandler O’Neill’s interest in the proposed transaction, namely that Sandler O’Neill’s compensation was contingent upon the closing of the proposed transaction, as is customary of investment banks. After these presentations, executive management recommended approval of the proposed merger to the AGFC Board. Following extensive discussion, the AGFC Board approved the reorganization agreement and authorized and directed management to execute and deliver the reorganization agreement, related bank merger agreement and ancillary documents.

On July 24, 2014, American Gateway and Business First issued a joint press release announcing the approval, adoption, and execution of the reorganization agreement.

On November 10, 2014, Business First and AGFC amended the reorganization agreement to extend the time at which either party may terminate the agreement if the merger has not been consummated from February 15, 2015 to May 1, 2015. The reorganization agreement was also amended to revise the calculation of AGFC’s Tangible Equity Capital for the purposes of the merger. Specifically, the calculation was amended to provide that AGFC’s Tangible Equity Capital would be reduced by 100% of the amount of certain listed expenses to the extent that the aggregate amount of those expenses exceeds $764,000. The original agreement provided that AGFC’s Tangible Equity Capital would be reduced by 100% of those expenses to the extent that the aggregate amount exceeds $714,000. The $50,000 increase in the threshold for applying the 100% reduction to AGFC’s Tangible Equity Capital results from the agreement as between the parties that AGFC may pay “stay-pay” bonuses to certain of its officers and employees who remain continuously employed by Business First Bank for a specified period following the consummation of the proposed merger. A complete copy of the First Amendment to the Agreement and Plan of Reorganization is included in Appendix A.

AGFC’s Reasons for the Merger and Recommendations of the Board of AGFC

AGFC’s board of directors believes that the merger is in the best interests of AGFC and its shareholders. Accordingly, AGFC’s board of directors has approved the merger transactions and the reorganization agreement and has unanimously recommended that AGFC’s shareholders vote “FOR” the approval of the reorganization agreement.

In approving the reorganization agreement, AGFC’s board of directors consulted with its financial advisor, Sandler O’Neill, regarding the financial aspects of the merger and it engaged both Sandler O’Neill and National Capital (as an independent valuation firm) to provide opinions regarding the fairness of the merger consideration, from a financial point of view, to the holders of shares of AGFC common stock. The Board of Directors of AGFC also consulted with its outside legal counsel as to its legal duties and the terms of the reorganization agreement. In arriving at its decision to approve the reorganization agreement, AGFC’s board of directors considered a number of factors, including the following:

•	AGFC’s board of directors’ belief that the methodology for determining the amount of merger consideration that would be received by AGFC shareholders pursuant to the merger was fair and when determined in accordance with the terms of the reorganization agreement would represent a fair price for the shares of common stock of AGFC;

•	AGFC’s board of directors’ understanding of AGFC’s business, historical, current and projected financial performance, competitive and operating environment, operations, prospects and management strengths, along with current trends in the industry in which AGFC operates, including the current competitive and regulatory environment, as well as the execution risks of continuing with AGFC’s current strategy in light of the foregoing;

•	each of Sandler O’Neill’s and National Capital’s opinions, dated as of July 23, 2014, that, as of such date (the date on which AGFC’s board of directors approved the reorganization agreement), and based upon and subject to the factors, procedures, qualifications, limitations and assumptions set forth in those opinions, the total aggregate consideration to be received by the holders of AGFC common stock pursuant to the merger was fair from a financial point of view to such holders;

•	that shareholders of AGFC will receive part of the merger consideration in shares of Business First common stock, which will be registered with the SEC in connection with the merger, contrasted with the fact that the common stock of AGFC is not currently registered with the SEC;

•	the treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Code with the result that the portion of AGFC common stock exchanged for Business First common stock is generally tax-free and the portion of the AGFC common stock exchanged for cash is generally taxable either as a dividend or capital gain, depending on each AGFC shareholder’s individual circumstances;

•	the financial analyses, information and perspectives provided to the AGFC board of directors by AGFC’s management and AGFC’s financial advisors;

•	the fact that completion of the merger requires the approval of AGFC’s shareholders;

•	the results that AGFC could expect to obtain if it continued to operate independently, and the likely benefits to AGFC shareholders of that course of action, as compared with the value of the merger consideration offered by Business First;

•	the ability of Business First to pay the aggregate merger consideration without a financing contingency and without the need to obtain financing to close the transaction;

•	the ability of Business First to receive the requisite regulatory approvals in a timely manner;

•	the terms and conditions of the reorganization agreement, including the parties’ respective representations, warranties, covenants and other agreements and conditions to closing, including a provision that permits AGFC’s board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to a third party that has submitted an unsolicited proposal to acquire AGFC;

•	that merging with a larger bank holding company would provide the combined corporation the opportunity to realize economies of scale, increase efficiencies of operations and enhance the development of new products and services, potentially benefiting AGFC’s shareholders that would receive Business First common stock in the merger;

•	the agreement of Business First to continue to provide indemnification for AGFC’s directors and officers following the closing of the merger;

•	that one of AGFC’s directors and the executive officers have other financial interests in the merger in addition to their interests as AGFC shareholders, including financial interests that are the result of compensation arrangements with AGFC and the manner in which such interests would be affected by the merger;

•	the requirement that AGFC conduct its business in the ordinary course and the other restrictions on the conduct of AGFC’s business before completion of the merger, which may delay or prevent AGFC from undertaking business opportunities that may arise before completion of the merger; and

•	that under the reorganization agreement AGFC could not solicit competing proposals for the acquisition of AGFC.

The above-listed considerations are not intended to be exhaustive but include the material factors considered by AGFC’s board of directors in approving the merger and the reorganization agreement. In reaching its determination, AGFC’s board of directors did not assign any relative or specific weight to different factors and individual directors may have given different weight to different factors. Based upon the reasons stated above, AGFC’s board of directors believes that the merger is in the best interests of AGFC and its shareholders, and, therefore, AGFC’s board of directors approved the reorganization agreement and the merger. Each member of AGFC’s board of directors has agreed to vote the shares of common stock of AGFC over which he or she has voting authority in favor of the reorganization agreement and the merger.

AGFC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE REORGANIZATION AGREEMENT.

Business First’s Reasons for the Merger

As a part of Business First’s growth strategy, it routinely evaluates opportunities to acquire financial institutions. Although Business First prioritizes organic growth, its board of directors determined that the acquisition of AGFC is consistent with its expansion strategy. Business First’s board of directors, senior management and certain other employees reviewed the business, financial condition, results of operation and prospects for AGFC, the market condition of the market area in which AGFC conducts business, the compatibility of the management and the proposed financial terms of the merger. In addition, management of Business First believes that the merger will solidify its presence in the Baton Rouge, Louisiana market, provide opportunities for future growth and provide the potential to realize cost savings. Business First’s board of directors also considered the financial condition and valuation for both AGFC and Business First as well as the financial and other effects the merger would have on Business First’s shareholders.

While management of Business First believes that revenue opportunities will be achieved and costs savings will be obtained following the merger, Business First has not specifically quantified the amount of enhancements among its various areas of operations. Instead, management of Business First made overall assumptions regarding Business First’s expected cost savings based upon general industry averages and in consultation with Business First’s financial advisor.

In view of the variety of factors considered in connection with its evaluation of the merger, the Business First board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to factors it considered. Further, individual directors may have given differing weights to different factors. In addition, the Business First board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination. Rather, the board of directors conducted an overall analysis of the factors it considered material, including thorough discussions with, and questioning of, Business First’s management.

The board of directors of Business First did not obtain a formal fairness opinion from its financial advisor in connection with the proposed merger. In deciding not to obtain a fairness opinion the board of directors considered the following factors: (i) that a formal fairness opinion is not required under applicable law; (ii) the cost to Business First associated with obtaining a fairness opinion; and (iii) Business First’s consultations with its financial advisor regarding the terms of the proposed merger. Although Business First did not obtain a formal, written opinion, its board of directors’ determination that the terms of the proposed merger are fair to Business First’s shareholders was made in consultation with its financial advisor, Commerce Street Capital, LLC.

Opinion of AGFC’s Financial Advisors

AGFC retained Sandler O’Neill as its financial advisor in connection with a possible merger or sale. AGFC also retained National Capital to provide an independent fairness opinion in connection with the proposed merger. At the meeting of the AGFC board of directors on July 23, 2014, each of Sandler O’Neill and National Capital rendered their oral opinions, subsequently confirmed in writing, to the AGFC board of directors that, as of July 23, 2014 and based upon and subject to the factors, procedures, qualifications, limitations and assumptions set forth in their respective opinions, the consideration to be paid by Business First to holders of AGFC common stock pursuant to the reorganization agreement was fair, from a financial point of view, to AGFC’s shareholders.

The full text of the written opinions of Sandler O’Neill and National Capital, each dated July 23, 2014, which set forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by each of Sandler O’Neill and National Capital in connection with rendering their respective opinions, are attached to this document as Appendix B and are incorporated herein by reference. AGFC’s shareholders should read those opinions carefully and in their entirety. The written opinions of each of Sandler O’Neill and National Capital are addressed to the AGFC board of directors, are directed only to the consideration to be paid to the holders of shares of AGFC common stock pursuant to the reorganization agreement and do not address any other matter. The issuance of these opinions does not constitute a recommendation by either Sandler O’Neill or National Capital to any holder of shares of AGFC common stock as to how such shareholder should vote with respect to the merger or any other matter. The merger consideration to be paid to the holders of shares of AGFC common stock was determined in negotiations between Business First and AGFC, and the decision to approve and recommend the transactions contemplated by the reorganization agreement was made independently by the AGFC board of directors. The opinions of each of Sandler O’Neill and National Capital were among the many factors considered by the AGFC board of directors in its evaluation of the transactions contemplated by the reorganization agreement and should not be viewed as determinative of the views of the AGFC board of directors or management with respect to the merger consideration or the transactions contemplated by the reorganization agreement.

Opinion of Sandler O’Neill & Partners, L.P.

By letter dated April 29, 2013, AGFC retained Sandler O’Neill to act as financial advisor to the AGFC board of directors in connection with AGFC’s consideration of a possible business combination involving AGFC and a second party. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Sandler O’Neill was also generally familiar with AGFC, having a relationship with the Chief Executive Officer for a number of years.

Sandler O’Neill acted as financial advisor to AGFC in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the reorganization agreement. At the July 23, 2014 meeting at which AGFC’ board of directors considered and approved the reorganization agreement, Sandler O’Neill delivered to the board of directors its written opinion that, as of such date, the merger consideration was fair to the holders of AGFC common stock from a financial point of view. Sandler O’Neill’s fairness opinion was approved by Sandler O’Neill’s Fairness Opinion Committee. The full text of Sandler O’Neill’s opinion is attached as Appendix B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of AGFC common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion and was necessarily based on financial, economic, market and other conditions as they existed on, and the information made available to Sandler O’Neill as of, that date. Events occurring or information available after that date could materially affect its opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion. The opinion was directed to AGFC’s board and is directed only to the fairness of the merger consideration to the holders of AGFC’s common stock from a financial point of view. It does not address the underlying business decision of AGFC to engage in the merger or any other aspect of the merger and is not a recommendation to any holder of AGFC’s common stock as to how such stockholder should vote at the special meeting with respect to the merger, the form of consideration a stockholder should elect in the merger or any other matter. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by AGFC’s officers, directors or employees, or class of such persons, relative to the per share consideration to be received by AGFC’s stockholders.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

•	the Agreement;

•	certain financial statements and other historical financial information of American Gateway that it deemed relevant;

•	certain financial statements and other historical financial information of Business First that it deemed relevant;

•	an internal financial budget for American Gateway for the year ending December 31, 2014 as provided by the senior management of American Gateway and internal financial estimates for American Gateway for the years ending December 31, 2015 through December 31, 2018 as discussed with senior management of American Gateway;

•	an internal financial budget for Business First for the year ending December 31, 2014 as provided by the senior management of Business First and internal financial estimates for Business First for the years ending December 31, 2015 through December 31, 2018 as discussed with senior management of Business First;

•	the pro forma financial impact of the Merger on Business First based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as prepared by and/or reviewed and discussed with the senior management of Business First and Business First’s financial advisor;

•	a comparison of certain financial and other information for American Gateway and Business First with publicly available information for certain other commercial banks, the securities of which are publicly traded;

•	the terms and structures of other recent mergers and acquisition transactions in the commercial banking sector;

•	the current market environment generally and in the commercial banking sector in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as it considered relevant.

Sandler O’Neill also discussed with certain members of the senior management of AGFC the business, financial condition, results of operations and prospects of AGFC and held similar discussions with the senior management of Business First regarding the business, financial condition, results of operations and prospects of Business First.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to them from public sources, that was provided to them by AGFC and Business First or their respective representatives or that was otherwise reviewed by them and they assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill further relied on the assurances of senior management of each of AGFC and Business First that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. Sandler O’Neill was not asked to, and did not, undertake an independent verification of any of such information and did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of AGFC or Business First or any of their respective subsidiaries. Sandler O’Neill did not review any individual credit files of AGFC or Business First or make an independent evaluation of the adequacy of the allowance for loan losses of AGFC or Business First, and assumed, with AGFC’s consent, that the respective allowances for loan losses for both AGFC and Business First were adequate to cover any such losses.

In preparing its analyses, Sandler O’Neill used internal financial estimates for the fiscal year ending December 31, 2014 prepared by AGFC management and guidance from senior management of AGFC for the years thereafter, management having advised them that no detailed projections for periods subsequent to the fiscal year ending December 31, 2014. Senior management of AGFC confirmed that this reflected the best judgments of management of the future financial performance of AGFC. With respect to Business First, used budget information for the fiscal year ending December 31, 2014 prepared by Business First management and guidance from senior management of Business First for the years thereafter, management having advised them that no detailed projections for periods subsequent to the fiscal year ending December 31, 2014. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments and expected cost savings which were prepared by and/or reviewed with senior management of Business First or its representatives. With respect to these projections, Sandler O’Neill assumed that they had been reasonably prepared on a basis reflecting the best available judgment of such management, and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to such projections or the assumptions on which they were based. Sandler O’Neill also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of AGFC or Business First since the date of the most recent financial data made available to them as of the date of their opinion.

Sandler O’Neill assumed in all respects material to its analysis that AGFC and Business First will remain as going concerns for all periods relevant to its analyses, that the parties to the reorganization agreement will comply with all material terms of the reorganization agreement, that all of the representations and warranties contained in the reorganization agreement are true and correct, that each party to the reorganization agreement will perform all of the covenants required to be performed by such party under the agreement and that the conditions precedent in the reorganization agreement will not be waived, that no delay, limitation, restriction or condition will be imposed that would have an adverse effect on AGFC, Business First or the Merger, and that the Merger will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, Sandler O’Neill has also assumed in all respects material to the analysis that American Gateway and Business First would remain as a going concern for all periods relevant to its analyses. Sandler O’Neill expresses no opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated in connection therewith.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to AGFC’s board of directors, but is a summary of all material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to AGFC or Business First and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of AGFC and Business First and the companies to which they are being compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, it made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinions; rather, Sandler O’Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of AGFC, Business First and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the AGFC’s board of directors at its July 23, 2014 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of AGFC’s common stock or the prices at which AGFC’s or Business First’s common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by AGFC’s board of directors in making its determination to approve the reorganization agreement and the analyses described below should not be viewed as determinative of the decision of AGFC’s board of directors or management with respect to the fairness of the merger.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. As described in the reorganization agreement, AGFC stockholders will receive in exchange for each share of AGFC stock $10.00 per share in cash and a number of shares of Business First’s common stock equal to the quotient of AGFC’s Adjusted Tangible Equity Capital (as defined below) and Business First’s Adjusted Tangible Equity Capital Per Share (as defined below). AGFC’s Adjusted Tangible Equity Capital shall be an amount equal to the difference between (a) 1.12 times AGFC’s Tangible Equity Capital, and (b) $2,179,440. Business First’s Adjusted Tangible Equity Capital Per Share shall be an amount equal to (a) 1.175 times Business First’s Tangible Equity Capital, divided by (b) the number of issued and outstanding shares of Business First’s common stock on the Valuation Date (as defined below). Both parties’ Tangible Equity Capital shall equal total equity capital as of a date that is within ten days prior to the closing date (the “Valuation Date”), less any intangible assets and the effect of any unrealized gains or losses on available-for-sale securities. Both parties will also adjust for extraordinary items related to the merger, including the after-tax cost of merger expenses and professional fees. Based on 217,944 common shares outstanding, Sandler O’Neill calculated a per share consideration of $207.42 and aggregate consideration of approximately $45.2 million. Based upon financial information for AGFC as or for the six months ended June 30, 2014, Sandler O’Neill calculated the following transaction ratios:

Transaction Value / Book Value Per Share:	104%
Transaction Value / Tangible Book Value Per Share:	104%
Transaction Value / LTM Earnings Per Share:	24.3	x
Tangible Book Premium to Core Deposits(1)	0.79%

(1)	Excludes CDs greater than $100,000

Comparable Company Analysis.

Regional Comparable Company Analysis

Sandler O’Neill used publicly available information to compare selected financial information for AGFC with a group of financial institutions selected by Sandler O’Neill. The regional peer group consisted of public banks and thrifts headquartered in Alabama, Arkansas, Georgia, Tennessee, Mississippi Texas or Oklahoma with assets between $250 million and $600 million as of the date of the most recent information reported* (unless otherwise noted), excluding companies that were merger targets. The regional peer group consisted of the following companies:

Athens Bancshares Corporation	Louisiana Bancorp, Inc.
BancAffiliated, Inc.(1)	Metairie Bank & Trust Company
Bankshares of Fayetteville, Inc.(1)	Minden Bancorp, Inc.
Bear State Financial, Inc.	Paragon Financial Solutions, Inc.
Central Bancshares, Inc.(1)	SouthCrest Financial Group, Inc.
Citizens Bancshares Corporation	Southwest Georgia Financial Corporation
Commerce Union Bancshares, Inc.	State Investors Bancorp, Inc.
Cornerstone Bancshares, Inc.	Thomasville Bancshares, Inc.(1)
First Advantage Bancorp(1)	Truxton Corporation
First Intercontinental Bank	United Bancorporation of Alabama, Inc.
Home Federal Bancorp, Inc. of Louisiana	United Security Bancshares, Inc.

*	Financial information based on GAAP or regulatory financial data as of or for the twelve months ended March 31, 2014.

(1)	Financial information for the period ended December 31, 2013.

The analysis compared publicly available financial information for AGFC with the comparable data for the nationwide elevated nonperformers peer group as of or for the twelve months ended March 31, 2014 (unless otherwise noted above), with pricing data as of July 17, 2014. The table below sets forth the data for AGFC and the median and mean data for the AGFC peer group.

AGFC Comparable Company Analysis
AGFC	Peer Group Median	Peer Group Mean
Total assets (in millions)	$368	$371	$391
Tangible common equity/Tangible assets	11.83%	10.30%	10.90%
LTM Return on average assets	0.52%	0.82%	0.82%
LTM Return on average equity	4.61%	5.72%	7.24%
LTM Net interest margin	2.93%	3.69%	3.84%
LTM Efficiency ratio	87.1%	77.0%	75.5%
Loan loss reserves/Gross loans	1.24%	1.44%	1.56%
Non-performing assets(1)/(Loans & OREO)	5.82%	2.46%	3.07%
Net charge-offs/Average loans	0.22%	0.05%	0.17%
Price/Tangible book value	N/A	98%	106%
Price/Earnings per share	N/A	12.8	x	13.4	x
Market value (in millions)	N/A	$39	$47

(1)	Nonperforming assets include nonaccrual loans and leases, renegotiated loans and leases and real estate owned.

Nationwide Elevated Nonperformers Comparable Company Analysis

Sandler O’Neill used publicly available information to compare selected financial information for AGFC with a second group of financial institutions selected by Sandler O’Neill. The nationwide elevated nonperformers peer group consisted of public banks and thrifts with assets between $275 million and $450 million and non-performing assets as a percentage of total loans and other real estate owned between 4.00% and 8.00% as of the date of the most recent information reported* (unless otherwise noted), excluding companies that were merger targets. The AGFC peer group consisted of the following companies:

BOSP Bancshares, Inc.	First Century Bankshares, Inc.
Boyle Bancorp, Inc.	First Intercontinental Bank
Century Financial Corporation	First Reliance Bancshares, Inc.
Citizens National Bancorp, Inc.	Foundation Bancorp, Inc.
CNB Financial Services, Inc.	Hamilton Bancorp, Inc.
Coastal Banking Company, Inc.	Highlands Bankshares, Inc.
Coastway Bancorp, Inc.	HomeTown Bankshares Corporation
Cornerstone Bancshares, Inc.	IBW Financial Corporation
Delmar Bancorp	MNB Corporation
Farmers Bankshares, Inc.(1)	Perpetual Federal Savings Bank
FCN Banc Corp.	TFC Holding Company(1)

*	Financial information based on GAAP or regulatory financial data as of or for the twelve months ended March 31, 2014.

(1)	Financial information for the period ended December 31, 2013.

The analysis compared publicly available financial information for AGFC with the comparable data for the nationwide elevated nonperformers peer group as of or for the twelve months ended March 31, 2014 (unless otherwise noted), with pricing data as of July 17, 2014. The table below sets forth the data for AGFC and the median and mean data for the AGFC peer group.

AGFC Comparable Company Analysis
AGFC	Peer Group Median	Peer Group Mean
Total assets (in millions)	$368	$396	$372
Tangible common equity/Tangible assets	11.83%	9.65%	10.63%
LTM Return on average assets	0.52%	0.75%	0.78%
LTM Return on average equity	4.61%	6.85%	7.29%
LTM Net interest margin	2.93%	3.54%	3.55%
LTM Efficiency ratio	87.1%	74.1%	75.4%
Loan loss reserves/Gross loans	1.24%	1.85%	1.91%
Non-performing assets(1)/(Loans & OREO)	5.82%	5.33%	5.65%
Net charge-offs/Average loans	0.22%	0.15%	0.57%
Price/Tangible book value	N/A	79%	76%
Price/Earnings per share	N/A	11.2	x	11.4	x
Market value (in millions)	N/A	$28	$30

(1)	Nonperforming assets include nonaccrual loans and leases, renegotiated loans and leases and real estate owned.

Sandler O’Neill used publicly available information to perform a similar analysis for Business First and a group of financial institutions as selected by Sandler O’Neill. The Business First peer group consisted of regional public banks and thrifts headquartered in Alabama, Arkansas, Georgia, Tennessee, Mississippi, Texas or Oklahoma with assets between $500 million and $1.5 billion and non-performing assets as a percentage of total assets less than 3.00%, excluding companies that were merger targets. The Business First peer group consisted of the following companies:

Auburn National Bancorporation, Inc.	Franklin Financial Network, Inc.
Central Service Corporation	Guaranty Bancshares, Inc.
Charter Financial Corporation	Heritage Financial Group, Inc.
Citizens Holding Company	Home Bancorp, Inc.
Citizens National Bancshares of Bossier, Inc.	Investar Holding Corporation
First Bancshares, Inc.	Jeff Davis Bancshares, Inc.
First Citizens Bancshares, Inc.	Merchants & Marine Bancorp, Inc.
First Farmers and Merchants Corporation	North Dallas Bank & Trust Co.
First Guaranty Bancshares, Inc.	SouthCrest Financial Group, Inc.
First Security Group, Inc.	Thomasville Bancshares, Inc.

The analysis compared publicly available financial information for Business First with the comparable data for the regional peer group as of or for the twelve months ended March 31, 2014 (unless otherwise noted), with pricing data as of July 17, 2014. The table below sets forth the data for Business First and the median and mean data for the regional peer group.

Business First Comparable Company Analysis

Business First	Peer Group Median	Peer Group Mean
Total assets (in millions)	$683	$931	$956
Tangible common equity/Tangible assets	10.74%	8.28%	9.00%
LTM Return on average assets	0.70%	0.83%	0.85%
LTM Return on average equity	6.55%	8.98%	9.28%
LTM Net interest margin	3.70%	3.60%	3.66%
LTM Efficiency ratio	71.8%	67.6%	73.2%
Loan loss reserves/Gross loans	1.14%	1.29%	1.32%
Non-performing assets1/Total assets	0.70%	1.08%	1.13%
Net charge-offs/Average loans	0.10%	0.08%	0.11%
Price/Tangible book value	N/A	121%	129%
Price/Earnings per share	N/A	12.2	x	13.9	x
Market value (in millions)	N/A	$98	$109

(1)	Nonperforming assets include nonaccrual loans and leases, renegotiated loans and leases and real estate owned.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed two groups of comparable merger and acquisition transactions. The first group consisted of 12 transactions announced in Alabama, Arkansas, Georgia, Mississippi, Tennessee, Texas or Oklahoma between January 1, 2012 and July 17, 2014 with transaction values between $150 million and $500 million and the selling institution having non-performing assets as a percentage of total assets between 2.00% and 5.00% (the “Regional Transactions”). The second group consisted of 19 transactions announced between January 1, 2012 and July 17, 2014 involving sellers with total assets between $200 million and $750 million and non-performing assets as a percentage of total assets between 4.00% and 8.00% (the “Nationwide, Elevated NPAs Transactions”).

The Regional Transactions group was composed of the following transactions:

Arvest Bank Group Inc. / National Banking Corp.

CapStar Bank / American Security B&TC

Commerce Union Bancshares Inc. / Reliant Bank

Community & Southern Hldgs Inc / Alliance Bancshares Inc.

CrossFirst Holdings LLC / Tulsa National Bcshs Inc.

Educational Svcs of Am Inc. / SouthEast Bancshares Inc.

First Bancshares Inc. / First Natl Bk of Baldwin Cnty

Franklin Financial Network Inc / MidSouth Bank

HomeTrust Bancshares Inc. / Jefferson Bancshares Inc.

Prosperity Bancshares Inc. / Community National Bank

Simmons First National Corp. / Delta Trust & Banking Corp.

State Bank Finl Corp. / Atlanta Bancorp. Inc.

The Nationwide, Elevated NPAs Transactions group was composed of the following transactions:

Ameris Bancorp / Coastal Bankshares Inc.

Ameris Bancorp / Prosperity Banking Company

Auto Club Insurance Assn. / National Bancorp Inc.

Bank of the Ozarks Inc. / Bancshares Inc.

Bridge Bancorp Inc. / FNBNY Bancorp Inc.

City Holding Co. / Community Financial Corp.

Educational Svcs of Am Inc. / SouthEast Bancshares Inc.

Equity Bancshares Inc. / First Community Bancshares Inc

First Citizens BancShares Inc. / 1st Financial Services Corp.

First Volunteer Corp. / Gateway Bancshares Inc.

Hana Financial Group Inc. / BNB Financial Services Corp.

HCBF Holding Co. / Highlands Indepdnt Bcshs Inc

Horizon Bancorp / Heartland Bancshares

IBERIABANK Corp. / Florida Gulf Bancorp Inc.

Nicolet Bankshares Inc. / Mid-Wisconsin Financial

Park Sterling Corporation / Provident Community Bancshares

SKBHC Holdings LLC / ICB Financial

Wintrust Financial Corp. / First Lansing Bancorp Inc.

WSFS Financial Corp. / First Wyoming Financial Corp.

Sandler O’Neill reviewed the following multiples: transaction price to last twelve month earnings, transaction price to book value per share, transaction price to tangible book value per share and tangible book premium to core deposits. Sandler O’Neill compared the indicated transaction multiples to the median and mean multiples of the comparable transaction groups.

	AGFC / Business First		Median Regional Transactions		Mean Regional Transactions
Transaction value/LTM earnings per share	24.3	x	16.5	x	19.7	x
Transaction value/Book value per share(1):	104%		117%		115%
Transaction value/Tangible book value per share	104%		119%		116%
Core deposit premium(1)	0.79%		2.6%		2.7%

(1)	Tangible book premium to core deposits calculated as (deal value – tangible equity) / (core deposits)

	AGFC/ Business First		Median Nationwide Elevated NPAs Transactions		Mean Nationwide Elevated NPAs Transactions
Transaction value/LTM earnings per share	24.3	x	15.0	x	17.0	x
Transaction value/Book value per share(1)	104%		93%		92%
Transaction value/Tangible book value per share:	104%		95%		94%
Core deposit premium(1)	0.79%		(0.2%)		0.2%

(1)	Tangible book premium to core deposits calculated as (deal value—tangible equity) / (core deposits)

Net Present Value Analysis. Sandler O’Neill performed an analysis that estimated the net present value per share of AGFC common stock assuming AGFC performed in accordance with management’s budget and management guidance. The analysis also assumed that AGFC’s regular cash dividend remained at $1.00 per share annually through fiscal 2018. To approximate the terminal value of AGFC common stock at December 31, 2018, Sandler O’Neill applied price to earnings multiples ranging from 10.0x to 18.0x and multiples of tangible book value ranging from 90% to 130%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 16.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of AGFC’s common stock. As illustrated in the following tables, the analysis indicates an imputed range of values per share of AGFC common stock of $37.51 to $82.25 when applying multiples of earnings to the applicable amounts indicated in the AGFC projections and $105.28 to $191.01 when applying multiples of tangible book value to the applicable amounts indicated in the AGFC projections.

Earnings Per Share Multiples
Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x
10.0%	$47.25	$56.00	$64.75	$73.50	$82.25
11.0%	$45.42	$53.82	$62.22	$70.62	$79.02
12.0%	$43.68	$51.75	$59.82	$67.89	$75.96
13.0%	$42.03	$49.78	$57.53	$65.28	$73.04
14.0%	$40.45	$47.90	$55.35	$62.80	$70.25
15.0%	$38.95	$46.11	$53.27	$60.44	$67.60
16.0%	$37.51	$44.40	$51.29	$58.18	$65.07

Tangible Book Value Multiples
Discount Rate	90%	100%	110%	120%	130%
10.0%	$133.32	$147.74	$162.16	$176.59	$191.01
11.0%	$128.06	$141.90	$155.75	$169.60	$183.45
12.0%	$123.05	$136.35	$149.65	$162.95	$176.25
13.0%	$118.28	$131.06	$143.84	$156.62	$169.40
14.0%	$113.74	$126.02	$138.30	$150.59	$162.87
15.0%	$109.41	$121.22	$133.03	$144.84	$156.65
16.0%	$105.28	$116.64	$128.00	$139.36	$150.71
Sandler O’Neill also considered and discussed with the board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming AGFC’s net income varied from 15% above projections to 15% below projections. Using a 20-year normalized treasury yield of 4.00%, an equity risk premium of 5.00% and a size premium of 3.87%, Sandler O’Neill calculated a 12.87% discount rate for AGFC. This analysis resulted in the following range of per share values for AGFC common stock, using the same price to earnings multiples of 10.0x to 18.0x.

Earnings Per Share Multiples
Annual Budget Variance	10.0x	12.0x	14.0x	16.0x	18.0x
(15.0%)	$36.39	$43.02	$49.64	$56.26	$62.89
(10.0%)	$38.34	$45.36	$52.37	$59.38	$66.39
(5.0%)	$40.29	$47.69	$55.10	$62.50	$69.90
0.0%	$42.24	$50.03	$57.82	$65.62	$73.41
5.0%	$44.19	$52.37	$60.55	$68.73	$76.91
10.0%	$46.14	$54.71	$63.28	$71.85	$80.42
15.0%	$48.08	$57.04	$66.01	$74.97	$83.93

Sandler O’Neill also performed an analysis that estimated the net present value per share of Business First common stock assuming that Business First performed in accordance with management’s guidance. To approximate the terminal value of Business First common stock at December 31, 2018, Sandler O’Neill applied price to earnings multiples ranging from 10.0x to 20.0x and multiples of tangible book value ranging from 110% to 135%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 16.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Business First’s common stock. As illustrated in the following tables, the analysis indicates an imputed range of values per share of Business First common stock of $7.12 to $18.09 when applying earnings multiples to the applicable amounts indicated in the Business First projections and $10.89 to $16.98 when applying multiples of tangible book value to the applicable amounts indicated in the Business First projections.

Earnings Per Share Multiples
Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
10.0%	$9.04	$10.85	$12.66	$14.47	$16.28	$18.09
11.0%	$8.68	$10.42	$12.15	$13.89	$15.63	$17.36
12.0%	$8.34	$10.01	$11.67	$13.34	$15.01	$16.68
13.0%	$8.01	$9.61	$11.22	$12.82	$14.42	$16.02
14.0%	$7.70	$9.24	$10.78	$12.32	$13.86	$15.40
15.0%	$7.40	$8.88	$10.36	$11.85	$13.33	$14.81
16.0%	$7.12	$8.54	$9.97	$11.39	$12.82	$14.24

Tangible Book Value Multiples
Discount Rate	110%	115%	120%	125%	130%	135%
10.0%	$13.83	$14.46	$15.09	$15.72	$16.35	$16.98
11.0%	$13.28	$13.88	$14.49	$15.09	$15.70	$16.30
12.0%	$12.76	$13.34	$13.92	$14.50	$15.07	$15.65
13.0%	$12.26	$12.81	$13.37	$13.93	$14.48	$15.04
14.0%	$11.78	$12.31	$12.85	$13.39	$13.92	$14.46
15.0%	$11.33	$11.84	$12.35	$12.87	$13.38	$13.90
16.0%	$10.89	$11.39	$11.88	$12.38	$12.87	$13.37

Sandler O’Neill also considered and discussed with the AGFC board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Business First’s net income varied from 15% above projections to 15% below projections. This analysis resulted in the following range of per share values for Business First common stock, using the same price to earnings multiples of 10.0x to 20.0x. Using a 20-year normalized treasury yield of 4.00%, an equity risk premium of 5.00% and a size premium of 3.87%, Sandler O’Neill calculated a 12.87% discount rate for Business First.

Earnings Per Share Multiples
Annual Budget Variance	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
(15.0%)	$6.85	$8.21	$9.58	$10.95	$12.32	$13.69
(10.0%)	$7.25	$8.70	$10.15	$11.60	$13.05	$14.50
(5.0%)	$7.65	$9.18	$10.71	$12.24	$13.77	$15.30
0.0%	$8.05	$9.66	$11.27	$12.88	$14.50	$16.11
5.0%	$8.46	$10.15	$11.84	$13.53	$15.22	$16.91
10.0%	$8.86	$10.63	$12.40	$14.17	$15.94	$17.72
15.0%	$9.29	$11.11	$12.97	$14.82	$16.67	$18.52

In connection with its analyses, Sandler O’Neill considered and discussed with the AGFC board of directors how the present value analyses would be affected by changes in the underlying assumptions. Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, based on the following: (i) the merger closes in the first calendar quarter of 2015; (ii) 88% of the outstanding shares of AGFC common stock are converted into Business First’s common stock at the exchange ratio of 11.9806 and 12% of the outstanding shares of AGFC common stock are converted into cash at $10.00 per share; and (iii) Business First’s common stock is valued at 112% of tangible book value. Sandler O’Neill also incorporated the following assumptions as provided by Business First’s financial advisor: (a) purchase accounting adjustments of a credit mark on loans equal to 3.8% of gross loans and a positive mark of $1.5 million on fixed assets; (b) a core deposit intangible of 1.50% of AGFC’s core deposits; amortized sum-of-the-years’ digits over 10 years; (c) cost savings equal to 25% of AGFC’s projected non-interest expense, which would be fully realized by year-end 2015; (d) pre-tax transaction costs and expenses of approximately $2.5 million; and (e) an opportunity cost of cash of 1.50%. The analysis indicated that the merger would be slightly dilutive to Business First’s earnings per share (excluding transaction expenses in 2015) and tangible book value per share for the four years ending December 31, 2018. From the perspective of an AGFC shareholder, the analysis indicated that the transaction would be accretive to AGFC’s earnings per share (excluding transaction expenses in 2015) in all four years ending December 31, 2018, and accretive to tangible book value after year two beginning in the period-ended December 31, 2017.

In connection with this analyses, Sandler O’Neill considered and discussed with the AGFC board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship. Sandler O’Neill acted as the financial advisor to AGFC’s board of directors in connection with the merger and will receive a transaction fee in connection with the merger, contingent on the closing of the merger. Sandler O’Neill has also received a fee of $100,000 in connection with the delivery of its fairness opinion, which will be credited in full against the transaction fee that becomes due and payable upon the closing of the merger. AGFC has also agreed to reimburse Sandler O’Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees and agents against certain expenses and liabilities, including liabilities under applicable federal or state law.

In the past, we have provided certain other investment banking services for AGFC and have received compensation for such services. In the two years prior to our retention, we received total aggregate fees of approximately $8,000 from AGFC for such services.

Certain Unaudited Prospective Financial Information

Business First does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Business First is including in this document certain unaudited prospective financial information that was compiled by AGFC’s financial advisor based upon projections and guidance provided by management of Business First and AGFC in connection with the merger. The inclusion of this information should not be regarded as an indication that any of Business First, AGFC, National Capital or Sandler O’Neill or any of their respective representatives considered, or now considers, the information to be necessarily predictive of actual future results.

This information, which was prepared by AGFC’s Financial advisor based upon information and guidance from management of Business First and AGFC, was presented to the board of directors of AGFC in connection with its consideration of the terms of the proposed merger. It was prepared solely for internal use and is subjective in many respects. The unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to the business of Business First, all of which are difficult to predict and many of which are beyond the control of Business First. The unaudited prospective financial information reflects assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Business First can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, because the unaudited prospective financial information covers multiple years, the information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to the business of Business First, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or policies. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “A Cautionary Statement Regarding Forward-Looking Statements” beginning on page 39 and page 55, respectively, of this proxy statement/prospectus.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in the historical GAAP financial statements of Business First. Neither Business First’ independent accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information shown below, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

The unaudited prospective financial information was presented to the board of directors of AGFC on July 23, 2014 and does not take into account any circumstances or events occurring after the date it was prepared. Business First can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the reorganization agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Business First does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not give effect to the impact of negotiating or executing the merger agreement, all expenses that may be incurred in connection with consummating the merger, all potential synergies that may be achieved by the combined company as a result of the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect on either Business First or AGFC, as applicable, of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on either AGFC or Business First, as applicable, of any possible failure of the merger to occur. None of AGFC, Business First, Sandler O’Neill, National Capital or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of Business First or AGFC, or any other person, regarding Business First’s actual performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information should not be deemed an admission or representation by Business First or AGFC that it is viewed as material information of Business First, particularly in light of the inherent risks and uncertainties associated with such forecasts. The unaudited prospective financial information included below is not being included to influence your decision whether to vote for the merger and the transactions contemplated in connection with the merger, but is being provided solely because it was made available to AGFC and its financial advisor in connection with the merger.

In light of the foregoing, and considering that the special meeting of shareholders of AGFC will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, shareholders of AGFC are cautioned not to place unwarranted reliance on such information in connection with their consideration of the merger.

The following table presents selected unaudited projected financial data of Business First assuming completion of the merger as of March 31, 2015 and for the years ending December 31, 2014 through 2018. Unaudited projected financial data shown as of December 31, 2014 is not historical information and is not reflective of actual results. You should read all of the unaudited projected financial data together with the key assumptions and detailed assumptions included at the end of this section.

Business First Earnings Model Assumptions and Forecast

	Actual YTD	Projected Periods Ending:(1)
	6/30/14	12/31/14(2)	12/31/15	12/31/16	12/31/17	12/31/18
	Dollar values in millions, except per share amounts
Balance Sheet Highlights
Total Assets	$682.6	$726.5	$781.5	$846.5	$911.8	$982.5
Annual Growth		6%	8%	8%	8%	8%
Gross Loans	537.4	567.3	609.2	658.9	708.4	761.9
Annual Growth		6%	7%	8%	8%	8%
Total Deposits	590.4	630.6	678.8	736.0	793.0	854.7
Annual Growth		6%	8%	8%	8%	8%
Total Tangible Common Shareholders’ Equity	73.3	76.3	82.0	88.2	95.1	102.6
Total Shareholders’ Equity	73.3	76.3	82.0	88.2	95.1	102.6
Book Value Per Share	$13.80	$14.36	$15.42	$16.60	$17.89	$19.31
Tangible Book Value Per Share	$13.80	$14.36	$15.42	$16.60	$17.89	$19.31
Capital Ratios (%)
Tangible Common Equity / Tangible Assets	10.74%	10.50%	10.49%	10.42%	10.43%	10.45%
Tier I Leverage Ratio	11.31%	10.66%	10.58%	10.62%	10.62%	10.64%
Tier I Risk Based Capital	12.59%	12.41%	12.43%	12.40%	12.44%	12.50%
Total Risk Based Capital	13.66%	13.47%	13.52%	13.51%	13.57%	13.65%
Income Statement Highlights
Net Interest Income	$11.8	$25.4	$27.6	$29.9	$32.4	$35.1
Provision for Loan Losses	0.3	0.6	0.6	0.7	0.8	0.8
Total Noninterest Income	0.7	1.5	1.6	1.8	1.9	2.1
Total Noninterest Expense	9.0	18.8	20.4	21.9	23.6	25.3
Net Income before Taxes	3.2	7.6	8.2	9.1	10.0	11.0

Tax Provision	0.9	2.2	2.6	2.8	3.1	3.5

Effective Tax Rate	26.5%	29.3%	31.3%	31.3%	31.3%	31.3%
Net Income	$2.4	$5.4	$5.7	$6.2	$6.9	$7.6

Common Shares Outstanding	5,314,925	5,314,925	5,314,925	5,314,925	5,314,925	5,314,925
Earnings Per Share	$0.44	$0.99	$1.04	$1.15	$1.26	$1.40
Annual Growth		10%	6%	10%	10%	10%
Ratio Analysis
Net Interest Margin	3.70%	3.95%	3.95%	3.95%	3.95%	3.95%
Return on Average Assets	0.70%	0.77%	0.75%	0.77%	0.78%	0.80%
Return on Average Common Equity	6.55%	7.25%	7.15%	7.33%	7.48%	7.66%
Efficiency Ratio	71.8%	69.7%	69.6%	69.1%	68.7%	68.1%
Loan Loss Reserves / Gross Loans	1.16%	1.15%	1.18%	1.20%	1.22%	1.24%

(1)	Based upon Business First’s management budget for 2014.
(2)	Reflects projected financial data that was prepared in connection with the July 23, 2014 presentation to the board of directors of AGFC. This information does not constitute actual historical financial data as of December 31, 2014.

AGFC Earnings Model Forecast

	Actual YTD	Projected Periods Ending:(1)
	6/30/14	12/31/14(2)	12/31/15	12/31/16	12/31/17	12/31/18
	Dollar values in millions, except per share amounts
Balance Sheet Highlights
Total Assets	$367.6	$348.5	$359.9	$373.0	$385.3	$397.9
Annual Growth		(10%)	3%	4%	3%	3%
Gross Loans	173.7	182.8	188.3	194.7	200.6	206.7
Annual Growth		11%	3%	3%	3%	3%
Total Deposits	264.3	263.1	272.1	282.5	292.1	302.0
Annual Growth		(1%)	3%	4%	3%	3%
Total Tangible Common Shareholders’ Equity	43.5	43.7	44.7	45.9	47.0	48.3
Total Shareholders’ Equity	43.5	43.7	44.7	45.9	47.0	48.3
Book Value Per Share	$199.48	$200.55	$205.32	$210.39	$215.77	$221.49
Tangible Book Value Per Share	$199.48	$200.55	$205.32	$210.39	$215.77	$221.49
Capital Ratios (%)
Tangible Common Equity / Tangible Assets	11.83%	12.54%	12.43%	12.29%	12.21%	12.13%
Tier I Leverage Ratio	11.87%	11.80%	11.91%	11.85%	11.77%	11.71%
Tier I Risk Based Capital	20.58%	20.48%	20.40%	20.30%	20.25%	20.23%
Total Risk Based Capital	21.63%	21.61%	21.57%	21.50%	21.50%	21.48%
Income Statement Highlights
Net Interest Income	$5.2	$10.6	$10.4	$10.9	$11.3	$11.7
Provision for Loan Losses	0.2	0.6	0.6	0.6	0.7	0.7
Total Noninterest Income	2.0	3.5	3.2	3.2	3.3	3.4
Total Noninterest Expense	6.0	12.1	11.7	12.0	12.5	12.9
Net Income before Taxes	1.0	1.4	1.3	1.4	1.5	1.5

Tax Provision	0.0	0.1	0.1	0.1	0.1	0.1

Effective Tax Rate	0.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Net Income	$1.0	$1.3	$1.3	$1.3	$1.4	$1.5

Common Shares Outstanding	217,944	217,944	217,944	217,944	217,944	217,944
Earnings Per Share	$4.49	$6.06	$5.77	$6.06	$6.39	$6.72
Annual Growth		70%	NM	5%	5%	5%
Aggregate Dividends	$0.1	$0.2	$0.2	$0.2	$0.2	$0.2
Ratio Analysis
Net Interest Margin	2.93%	3.07%	3.12%	3.14%	3.15%	3.15%
Return on Average Assets	0.52%	0.36%	0.36%	0.36%	0.37%	0.37%
Return on Average Common Equity	4.61%	3.09%	2.84%	2.92%	3.00%	3.07%
Efficiency Ratio	87.1%	87.7%	85.7%	85.5%	85.4%	85.2%
Loan Loss Reserves / Gross Loans	1.22%	1.25%	1.30%	1.34%	1.38%	1.42%

(1)	Based upon AGFC’s management budget for 2014.
(2)	Reflects projected financial data that was prepared in connection with the July 23, 2014 presentation to the board of directors of AGFC. This information does not constitute actual historical financial data as of December 31, 2014.

Selected Proforma Prospective Financial Information

Dollar values in millions, except per share amounts

	For the Year Ending December 31,
	2015	2016	2017	2018
	Dollar values in millions, except per share amounts
Business First Pre-Tax Income	$8.2	$9.1	$10.0	$11.0
AGFC Pre-Tax Income	1.0	1.4	1.5	1.5

Pre-Tax Income Before Acquisition Adjustments	9.2	10.5	11.4	12.6
Unadjusted Tax Expense	(2.6)	(2.9)	(3.2)	(3.5)

Net Income Before Acquisition Adjustment	$6.6	$7.6	$8.2	$9.0

Pre-Tax Acquisition Adjustment
Interest Cost of Financing	(0.1)	(0.1)	(0.0)	(0.0)
Transaction Expenses	(1.0)	(0.0)	(0.0)	(0.0)
G&A Efficiencies	2.2	3.0	3.1	3.2
Purchase Accounting Adjustments	(0.7)	(0.7)	(0.7)	(0.7)
Adjustment to AGFC’s Provision	0.4	0.6	0.6	0.6

Total Purchase Accounting Related Adjustments	(0.3)	(0.1)	(0.1)	(0.1)
Reversal of AGFC’s Existing Intangible Amortization	0.0	0.0	0.0	0.0
New Intangible Amortization	(0.4)	(0.6)	(0.5)	(0.4)

	$0.4	$2.3	$2.5	$2.7

Pro Forma Net Income
Pro Forma Pre-Tax Income	9.6	12.7	13.9	15.3
Pro Forma Tax Expense	(2.8)	(3.7)	(4.1)	(4.5)

Pro Forma Net Income	$6.7	$9.0	$9.9	$10.8

	Business First
	Stand-Alone	Closing	Projected Years:
	3/31/2015	3/31/2015	12/31/2015	12/31/2016	12/31/2017	12/31/2018
			Dollar values in millions, except per share amounts
GAAP Earnings Excluding Impact of Transaction Related Expenses:
Business First Stand-Alone EPS			$1.04	$1.14	$1.26	$1.39
AGFC Stand-Alone EPS			$5.77	$6.06	$6.39	$6.72

Pro Forma EPS - Excluding Transaction Expenses			$1.04	$1.16	$1.26	$1.38

Business First EPS Accretion / (Dilution) - Excl. Transaction Expenses			0.3%	1.2%	0.6%	(0.3%)

AGFC EPS Accretion / (Dilution) - Excl. Transaction Expenses			120.7%	133.4%	142.2%	152.0%

Tangible Book Value:
Business First Stand-Alone TBV		$14.62	$15.42	$16.60	$17.89	$19.31
AGFC Stand-Alone TBV		$201.72	$205.32	$210.39	$215.77	$221.49

Pro Forma TBV		$14.49	$15.35	$16.60	$17.95	$19.41

Business First TBV Accretion / (Dilution)		(0.9%)	(0.5%)	0.0%	0.4%	0.5%

AGFC TBV Accretion / (Dilution)		(12.2%)	(8.6%)	(3.5%)	1.7%	7.2%

Pro Forma Capital Ratios:
Tang. Common Equity / Tang. Assets	10.50%	10.27%	10.38%	10.48%	10.64%	10.79%
Tier 1 Leverage Ratio	10.60%	10.30%	10.65%	10.84%	10.98%	11.14%
Tier 1 Risk Based Capital Ratio	12.41%	13.47%	13.63%	13.80%	14.01%	14.23%
Total Risk Based Capital Ratio	13.48%	14.28%	14.43%	14.58%	14.78%	14.98%
Intangibles / Total Equity	0.0%	5.7%	5.1%	4.3%	3.7%	3.1%
Performance:
Pro Forma Return on Avg. Common Equity	7.11%			7.03%	7.16%	7.29%
Pro Forma Return on Avg. Tang. Equity	7.11%			7.38%	7.45%	7.45%
Pro Forma Return on Avg. Assets	0.75%			0.77%	0.78%	0.81%
Balance Sheet:
Assets	$740	$1,087	$1,139	$1,218	$1,298	$1,383
Net Loans	571	748	784	839	894	954
Deposits	642	908	951	1,019	1,085	1,157
Equity	78	118	124	133	143	154

Assumptions for Unaudited Prospective Financial Information

•	Assumes $46.3 million in aggregate consideration, comprised of $5.6 million in cash and 12.2301 shares of Business First stock.

•	Assumes Business First’s common stock is valued at 117.5% of tangible book value.

•	Assumed a transaction closing date during the first quarter of 2015.

•	AGFC’s and Business First’s earnings estimates are based upon on each respective management team’s budget for 2014 and projected thereafter based on each respective management team’s guidance.

•	Assumes purchase accounting adjustments.

•	Loan credit mark equal to $7.1 million (3.8% of gross loans).

•	Fixed asset mark of $1.5 million.

•	Assumes a full reversal of AGFC’s stand-alone provision expense, and 1.25% provision on new loans.

•	Core deposit intangible assumptions: 1.25% of AGFC’s core deposits; amortized sum-of-the-years’ digits over 10 years.

•	Assumes cost savings equal to 25% of AGFC’s estimated non-interest expense; fully realized in 2015.

•	AGFC prior twelve month non-interest expense was approximately $12 million.

•	Assumes one-time transaction expenses of $2.5 million (pre-tax).

•	Assumes a pre-tax opportunity cost of cash equal to 1.50%.

Transaction Assumptions
Dollar values in millions, except per share amounts
Transaction Consideration
Deal Price Per Share	$212.67
Consideration	12% Cash, 88% Stock
Calculated Exchange Ratio	12.2301x
Aggregate Transaction Value	$46.3
AGFC’s Ownership in Combined Company	30.61%
Assumed Transaction Closing Date	March 31, 2015
Assumed Tax Rate on Pro Forma Adjustments	35.0%

Transaction Costs & Expenses
Business First Pre-Tax Costs & Expenses	$1.0
AGFC Pre-Tax Costs & Expenses (Recognized Prior to Closing)	$1.5

Total Costs & Expenses	$2.5
% of Buyer Transaction Costs Realized Prior to Closing	100%
% of Buyer Transaction Costs Realized in 2015	0%
% of Buyer Transaction Costs Realized in 2016	0%

Cost Savings Assumptions
% of AGFC Noninterest Expense	25%
% of Efficiencies Realized in 2015	100%
$ Amount Realized in 2015	$2.2
% of Efficiencies Realized in 2016	100%
$ Amount Realized in 2016	$3.0
% of Efficiencies Realized in 2017	100%
$ Amount Realized in 2017	$3.1
Treatment of AGFC’s Standalone Estimated Provision Expense	Reversed
Provision Expense for AGFC’s Incremental New Loans	1.25%
CDI Amortization Method	SYD / 10 Yrs.
Core Deposit Premium	1.50%
Core Deposits Assumed	$219.7
Total Core Deposit Intangible	$3.3
Pre-Tax Opportunity Cost of Cash	1.50%

Current Price and Trading Multiples
	Business First	AGFC
Price / Tangible Book Value	117.5%
2014 Est. Earnings Per Share	$0.98	$6.06
2015 Est. Earnings Per Share	$1.04	$5.77
2016 Est. Earnings Per Share	$1.14	$6.06

Transaction Multiples
Price / 2014 Est. Earnings Per Share	35.1x
Price / 2015 Est. Earnings Per Share	36.8x
Price / Book Value	107%
Price / Tangible Book Value	107%
Core Deposit Premium	1.3%

Assumed Purchase Accounting Marks
Dollar values in millions, except per share amounts
	Mark	Life
Assets
AOCI Adjustment on AGFC’s AFS Port	$3.1	4.5 yrs
HTM Investment Securities	$0.0	NA
Gross Loans - Credit (3.8%)	($7.1)	NA
Gross Loans - Rate	$0.0	NA
Loan Loss Reserve Reversal	$2.3	NA
Fixed Assets	$1.5	NA
Liabilities
Stated Maturity Deposits	$0.0	NA
FHLB Advances	$0.0	NA

Pro Forma Common Shares Outstanding
AGFC Common Shares Outstanding	217,944
Exchange Ratio	12.2301x
% of Consideration Paid in Stock	88%
Common Shares Issued to Seller	2,344,572
Business First Common Shares Outstanding	5,314,925

Pro Forma Common Shares Outstanding	7,659,497

Opinion of National Capital, L.L.C.

National Capital was engaged by the board of directors of AGFC to provide a fairness opinion on the consideration to be received under the agreement and plan of reorganization by and among Business First, AGFC and B1B Interim Corporation.

In rendering its fairness opinion, National Capital reviewed, analyzed and relied upon certain financial and other factors as it deemed appropriate under the circumstances, including, among others:

•	AGFC’s historical and current financial position and results of operations, including information related to interest income, interest expense, net interest margin, net non-interest margin, provision for loan losses, non-interest income, non-interest expense, earnings, dividends, book value, intangible assets, return on assets, return on shareholders’ equity, capitalization, the amount and type of non-performing assets, loan losses and the reserve for loan losses, all as set forth in the financial statements of the company and its subsidiary bank;

•	AGFC’s assets and liabilities, including the loan, investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources, costs and liquidity;

•	results of AGFC’s recent regulatory examinations;

•	AGFC’s future earnings and dividend paying capacity;

•	certain other financial and other information concerning the Company;

•	the general economic, market and financial conditions affecting AGFC’s operations and business prospects;

•	the competitive and economic outlook for the AGFC’s trade area and the banking industry in general;

•	information on Business First’s common stock, including historical and current trading prices, earnings and book value multiples and expected future liquidity;

•	Business First’s historical and current financial position and results of operations; and

•	publicly available information concerning certain other banks and bank holding companies, the trading markets and prevailing market prices for their securities, and the nature and terms of certain other merger or share exchange transactions involving banks or bank holding companies.

National Capital also discussed recent operating events, current corporate conditions and expectations for future performance with representatives of AGFC and Business First.

Analyses of National Capital

In performing its analyses, National Capital made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of National Capital, AGFC and Business First. Any estimates contained in the analyses performed by National Capital are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which those businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. The National Capital opinion was among several factors taken into consideration by our board of directors in making its determination to adopt the reorganization agreement and the related transactions. Consequently, the analyses described below should not be viewed as determinative of the decision of our board of directors, or the decision of management, with respect to the fairness of the merger consideration to our shareholders.

The summary that follows is not a complete description of the analyses underlying the National Capital opinion or the presentation made by National Capital to our board of directors, but summarizes the material analyses performed and presented in connection with its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description.

The following sections and tables present National Capital’s financial analysis, including certain adjustments not reflected in our audited financial statements. In arriving at its opinion, National Capital did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. National Capital believes that its analyses and the summary of its analyses must be considered as a whole, and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Asset-based approaches. Asset-based approaches presume that the value of the entity is represented by the market value of the assets owned by the entity, less the market value of any liabilities. The net asset value method, an asset-based approach, assumes that the values of all assets are realized through the course of normal business operations while the liquidation method assumes that all assets are liquidated in an orderly fashion. The net asset value method derives a value by determining the market value of the individual balance sheet components. This method typically assumes liquidation of the entity’s property on the date of appraisal with recognition of securities gains or losses, real estate appreciation or depreciation and any adjustments to the loan loss reserve, discounts to the loan portfolio or changes in the net value of other assets. National Capital did not believe that the net asset value method was appropriate to use in this transaction because the Company is a going concern and because the net asset value method is based on historical costs and varying accounting methods. Even if the assets and liabilities are adjusted to reflect prevailing prices and yields (which is often of limited accuracy because readily available data is often lacking), the net asset value method results in a liquidation value for the Company and does not take into account the values attributable to the going concern, such as the interrelationship among the Company’s assets, liabilities, customer relations, market presence, image and reputation, and staff expertise and depth. Therefore, National Capital gave no weight to the net asset value method of valuation in determining the fairness of the transaction consideration.

Market-based approaches. In market-based approaches, financial characteristics and other information for publicly-traded companies and transactions on which public information is available are utilized as a basis for determining the value of the subject company. Market-based approaches work on the financial theory of substitution or economic indifference. That is, by obtaining financial information and other data regarding public companies or transactions on which public information is available, an appraiser may analyze the subject company and make appropriate adjustments to recognize differences between the subject company and comparable companies in order to make a determination as to value. National Capital performed two analyses using the market value method.

Comparable whole bank transaction analysis. In determining a range of values for our common stock and in rendering its fairness opinion, National Capital analyzed the consideration paid in selected financial institution merger transactions. The objective of National Capital’s analysis was to determine an appropriate value by analyzing data related to actual sales transactions of similar entities and making appropriate adjustments to recognize the differences between our organization and comparable bank or bank holding companies that have recently been sold.

National Capital identified a group of 29 comparable financial institution acquisitions involving selling institutions with total assets between $250 million and $500 million announced between July 1, 2011 and June 30, 2014. Terminated transactions, distressed institution sales and transactions where material data was unavailable were excluded from the analysis. The transactions included were:

Buyer (State)	Seller (State)	Announced
Ameris Bancorp (GA)	Coastal Bankshares, Inc. (GA)	03/11/2014
Berkshire Hills Bancorp, Inc. (MA)	Connecticut Bank and Trust Company (CT)	10/25/2011
BNC Bancorp (NC)	First Trust Bank (NC)	06/04/2012
Cardinal Financial Corporation (VA)	United Financial Banking Companies, Inc. (VA)	09/09/2013
CBFH, Inc. (TX)	MC Bancshares, Inc. (TX)	03/17/2014
CVB Financial Corp. (CA)	American Security Bank (CA)	02/18/2014
Educational Services of America, Inc. (TN)	SouthEast Bancshares, Inc. (TN)	07/25/2012
F.N.B. Corporation (PA)	Annapolis Bancorp, Inc. (MD)	10/22/2012
Glacier Bancorp, Inc. (MT)	North Cascades Bancshares, Inc. (WA)	03/27/2013
Green Bancorp, Inc. (TX)	SP Bancorp, Inc. (TX)	05/05/2014
Heritage Financial Group, Inc. (GA)	Alarion Financial Services, Inc. (FL)	04/22/2014
Heritage Oaks Bancorp (CA)	Mission Community Bancorp (CA)	10/21/2013
HomeTrust Bancshares, Inc. (NC)	Jefferson Bancshares, Inc. (TN)	01/23/2014
IBERIABANK Corporation (LA)	First Private Holdings, Inc. (TX)	02/11/2014
Independent Bank Corp. (MA)	Mayflower Bancorp, Inc. (MA)	05/14/2013
Mascoma Mutual Financial Services Corp (NH)	Connecticut River Bancorp, Inc. (NH)	12/10/2013
MidSouth Bancorp, Inc. (LA)	PSB Financial Corporation (LA)	09/26/2012
National Australia Bank, Limited	North Central Bancshares, Inc. (IA)	03/13/2012
NBT Bancorp Inc. (NY)	Hampshire First Bank (NH)	11/16/2011
Old National Bancorp (IN)	LSB Financial Corp. (IN)	06/04/2014
Peoples Bancorp Inc. (OH)	Ohio Heritage Bancorp, Inc. (OH)	04/04/2014
Provident New York Bancorp (NY)	Gotham Bank of New York (NY)	01/18/2012
QCR Holdings, Inc. (IL)	Community National Bancorporation (IA)	02/14/2013
SI Financial Group, Inc. (CT)	Newport Bancorp, Inc. (RI)	03/05/2013
Southern BancShares (N.C.), Inc. (NC)	Heritage Bancshares, Inc. (NC)	02/15/2013
Southern Missouri Bancorp, Inc. (MO)	Peoples Service Company (MO)	02/25/2014
Umpqua Holdings Corporation (OR)	Circle Bancorp (CA)	08/30/2012
Wintrust Financial Corporation (IL)	First Lansing Bancorp, Inc. (IL)	01/22/2013
Wintrust Financial Corporation (IL)	HPK Financial Corporation (IL)	09/18/2012

National Capital applied the transaction multiples of certain financial indicators from the comparable dataset to the related financial statistics of our organization to derive an implied value. The following table sets forth the average, trimmed mean and median transaction multiples of selected financial indicators for the comparable financial institution acquisition group identified by National Capital, along with comparative balance sheet and earnings data.

	Average	Median	80% Trim Average	Subject
Total Assets	354,033	346,034	350,396	367,551
Tangible Book Value Multiple	1.30	1.20	1.27
Equity / Assets and Normalized Equity / Assets	9.61	9.62	9.62	11.27 / 10.00
Earnings Multiple	26.69	25.44	26.11
ROAA	0.52	0.56	0.52	0.49
Price to Deposits	14.85	14.34	14.81
Total Deposits	292,635	289,674	280,726	264,254

In its analysis, National Capital weighted the various financial indicators in the manner that it determined appropriate, in its professional judgment, in light of the characteristics of our organization and the comparable financial institution data set. These calculations are shown in the following table.

	80% Trim Average	Relevant Factor	Market Value	Weight	Weighted Value
Tangible Bank Book Value Multiple	1.27	36,755	46,845	10%	4,684
Normalized Bank Earnings Multiple	26.11	1,834	47,872	45%	21,542
Price to Deposits	14.81	264,249	39,130	45%	17,609
Total Weights				100%
Raw Market Value of Company’s Investment in Bank					43,835
Fundamental Marketability Adjustment				-15%	-6,575
Market Value of Excluded Company Assets					4,684
Market Value of Company					41,944
Shares Outstanding
Market Value per Share		217,944			$192.45

By applying these key valuation indicators to the relevant financial statistics of our organization, and after consideration of all appropriate valuation adjustments described below, National Capital determined a fair market value of $41,944,040 ($192.45 per share) for the common stock of AGFC.

Comparable public company analysis. Share exchange analysis is another market-based approach that assumes that a rational, publicly-traded bank or bank holding company would be willing to acquire another bank or bank holding company in a stock transaction only if the transaction would be non-or minimally dilutive to the acquirer’s pro forma per share earnings.

National Capital analyzed the earnings performance of the Bank in light of the earnings performances and market values of several peer groups of publicly traded banks and bank holding companies in the United States. By applying the price to earnings and price to deposit ratios of the comparable public company datasets, National Capital estimated a value based on the value of similarly situated publicly traded institutions. National Capital determined a fair market value of $32,469,818 ($148.98 per share) under this method using the Regional Asset-Ranged Target Comps dataset. The following tables show some of the characteristics of the various comparable datasets considered.

Comparative Statistics (Trimmed Mean)	Total Assets	Loans / Assets	ROAA	ROAE	Tangible Equity / Tangible Assets	Number of Companies in Dataset
All Companies	473,553	63.78	0.77	7.62	9.81	349
Asset-Ranged Acquirer Comps	1,205,965	60.13	0.89	9.32	9.05	72
Regional Asset-Ranged Acquirer Comps	1,339,385	55.27	0.80	8.34	9.14	20
Asset-Ranged Target Comps	363,033	63.15	0.72	7.08	9.78	87
Regional Asset-Ranged Target Comps	341,456	63.36	0.63	6.04	9.83	27

Subject Company	367,551	47.25	0.50	4.99	10.00
	(excluding excess)

Valuation Metrics (Trimmed Mean)	Price / LTM Earnings (x)	Price / Book (%)	Price / Deposits (%)	Base Bank Value	Additional Capital & Other BHC Assets / Liabilities	Company Value
All Companies	13.68	99.50	11.15	27,280,507	4,683,900	31,964,407
Asset-Ranged Acquirer Comps	12.30	112.01	12.55	27,852,901	4,683,900	32,536,801
Regional Asset-Ranged Acquirer Comps	13.07	108.50	11.96	27,785,918	4,683,900	32,469,818
Asset-Ranged Target Comps	14.39	94.46	10.62	27,231,470	4,683,900	31,915,370
Regional Asset-Ranged Target Comps	13.88	82.95	8.75	24,288,783	4,683,900	28,972,683

The following companies were included in the Regional Asset-Ranged Target Comparables dataset:

Company	Symbol	City	State	Assets ($000)
Burke & Herbert Bank & Trust Company	BHRB	Alexandria	VA	2,642,589
Citizens National Bancshares of Bossier, Inc.	CNBL	Bossier City	LA	744,848
CNB Corporation	CNBW	Conway	SC	962,139
CNL Bancshares, Inc.	CNLB	Orlando	FL	1,272,174
First Citizens Bancshares, Inc.	FIZN	Dyersburg	TN	1,202,856
First Farmers and Merchants Corporation	FFMH	Columbia	TN	1,128,165
First Guaranty Bancshares, Inc.	FGBI	Hammond	LA	1,441,854
Franklin Financial Network, Inc.	FRFN	Franklin	TN	866,439
Guaranty Bancshares, Inc.	GNTY	Mount Pleasant	TX	1,256,152
Hamilton State Bancshares, Inc.	HMBH	Hoschton	GA	1,731,951
High Point Bank Corporation	HPTB	High Point	NC	814,351
Jeff Davis Bancshares, Inc.	JDVB	Jennings	LA	750,782
MidSouth Bancorp, Inc.	MSL	Lafayette	LA	1,888,925
MVB Financial Corp.	MVBF	Fairmont	WV	997,425
North Dallas Bank & Trust Co.	NODB	Dallas	TX	1,227,501
Security Federal Corporation	SFDL	Aiken	SC	848,780
Southeastern Bank Financial Corporation	SBFC	Augusta	GA	1,747,226
Southern BancShares (N.C.), Inc.	SBNC	Mount Olive	NC	2,230,728
USAmeriBancorp, Inc.	USAB	Clearwater	FL	2,960,257
Yadkin Financial Corporation	YDKN	Elkin	NC	1,813,487

Income-based approaches. Income-based approaches measure value by capitalizing or discounting the cash flow or earnings of the enterprise. A discounted cash flow analysis measures enterprise value by discounting future cash flows to present value. This analysis considers projected levels of asset growth, required regulatory capital, earnings, dividend paying capacity and future residual or terminal value. A capitalization of historical earnings analysis measures enterprise value by capitalizing the subject company’s earnings stream. Based on its experience and the characteristics of the Bank, National Capital determined that the discounted cash flow analysis was an appropriate method for valuing our organization as a going concern.

Discounted cash flow analysis. National Capital used a discounted cash flow analysis that analyzed (i) a stream of cash flow from projected dividends over the current and next four years and (ii) a terminal value which could be derived from the Bank at the end of this period. The following tables summarize the historical financial information and financial projections utilized by National Capital in determining our projected cash flow through 2017.

	Actual					Projected
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Bank Data:
EOY Loans	314,227	279,216	235,440	207,187	173,785	174,000	175,740	179,255	184,632	192,018
Avg Loans (avg. of 4 quarterly Avgs)	314,431	298,614	255,920	215,754	193,625
Avg Loans (avg. of EOY and preceding EOY)	304,948	296,722	257,328	221,314	190,486	173,893	174,870	177,497	181,944	188,325
Avg Loans / Deposits Ratio	103%	99%	84%	78%	72%	65%	66%	67%	68%	68%
Avg Loans / Assets Ratio	71%	66%	59%	53%	51%	47%	48%	48%	49%	49%
EOY Assets	474,865	446,827	448,904	404,325	383,604	367,000	367,000	370,670	378,083	396,988
Avg Assets (avg. of 4 quarterly Avgs)	442,627	449,453	436,881	403,450	377,767
Avg Assets (avg. of EOY and preceding EOY)	443,722	460,846	447,866	426,615	393,965	370,000	367,000	368,835	374,377	387,535
EOY Deposits	321,569	301,798	314,139	277,142	275,183	264,000	264,000	266,640	271,973	280,132
Avg Deposits (avg. of last 4 EOQ)	305,515	300,440	304,551	275,989	267,992
Avg Deposits (avg. of EOY and preceding EOY)	301,133	311,684	307,969	295,641	276,163	266,000	264,000	265,320	269,306	276,052
EOY Equity Capital (ex. Unreal. G/L)	36,485	37,236	36,975	38,890	40,565	36,711	36,713	37,070	37,790	39,703
Excluding Excess capital	excluding excess capital in projected periods
Subchapter S Election?	No	No	No	No	No	No	No	No	No	No
Pre-Tax Net Income	4,307	1,220	(1,132)	1,951	1,978	1,979	2,512	3,088	3,714	4,460
Tax-Free Income	2,376	1,813	1,857	1,848	1,710	1,600	1,600	1,600	1,600	1,600
Income Taxes Paid	657	(110)	(1,012)	36	84	129	310	506	719	973
Net Income	3,650	1,330	(120)	1,915	1,894	1,850	2,202	2,582	2,995	3,488
Company Data:
Normalized Net Income (Loss)	3,650	1,330	(120)	1,915	1,894	1,850	2,202	2,582	2,995	3,488
Beginning Company Cash						5	105	323	225	104
Dividends from Bank						1,025	2,200	2,225	2,275	1,575
Dividends Paid	675	579	142	—	218	925	1,982	2,324	2,396	1,570
Ending Company Cash					5	105	323	225	104	109
EOY Equity Capital (ex. Unreal. G/L)					41,439	37,685	37,905	38,163	38,762	40,681
excluding excess capital	excluding excess capital in projected periods
Growth Rates (EOY to EOY):
Loans	6.3%		-15.7%	-12.0%	-16.1%	0.1%	1.0%	2.0%	3.0%	4.0%
Assets	15.1%	-5.9%	0.5%	-9.9%	-5.1%	-4.3%	0.0%	1.0%	2.0%	5.0%
Total Deposits	14.6%	-6.1%	4.1%	-11.8%	-0.7%	-4.1%	0.0%	1.0%	2.0%	3.0%
Growth Rates (Avg to Avg):
Loans	10.9%	-5.0%	-14.3%	-15.7%	-10.3%	-8.7%	0.6%	1.5%	2.5%	3.5%
Assets	11.0%	1.5%	-2.8%	-7.7%	-6.4%	-6.1%	-0.8%	0.5%	1.5%	3.5%
Total Deposits	14.8%	-1.7%	1.4%	-9.4%	-2.9%	-3.7%	-0.8%	0.5%	1.5%	2.5%
Ratios:
Ordinary Dividend Payout Ratio:
Shareholder Dividends / BHC Earnings	18.5%	43.5%	-118.3%	0.0%	11.5%	50.0%	90.0%	90.0%	80.0%	45.0%
Normalized ROAA	0.82%	0.30%	-0.03%	0.47%	0.50%	0.50%	0.60%	0.70%	0.80%	0.90%
Bank Capital / Assets	7.68%	8.33%	8.24%	9.62%	10.57%	10.00%	10.00%	10.00%	10.00%	10.00%
Intangible Assets	—	—	—	—	—	—	—	—	—	—
Bank Tangible Capital / Assets	7.68%	8.33%	8.24%	9.62%	10.57%	10.00%	10.00%	10.00%	10.00%	10.00%
Company Debt					—	—	—	—	—	—
Consolidated Tangible Capital / Assets					10.80%	10.27%	10.33%	10.30%	10.25%	10.25%

The projections utilized by National Capital were developed by National Capital based on an analysis of historical results and discussions with management. The financial projections indicated for 2018 were also used in determining a terminal value based on the comparable acquisition analysis described above. The discounted cash flow analysis assumes that the projected cash flows from dividends and the terminal value are discounted back to present value at a discount rate derived using the Ibbotson Buildup Method. Following this methodology, National Capital determined that a discount rate of 17.37% is appropriate based on current market conditions and risk characteristics of our organization. Discounting the future cash flows from dividends and the terminal value to present value, National Capital determined a fair market value of $33,221,207 ($152.43 per share) for the common stock of AGFC under this method.

Capitalization of historical earnings analysis. The historical earnings method is an income-based approach that relies on historical data as a basis for valuation rather than estimates of future performance. The historical earnings method can provide a reasonable indication of value, especially in cases where the subject company has a history of stable earnings or growth and this history can reasonably be expected to continue in the foreseeable future. As a part of its analysis, National Capital reviewed our historical earnings and determined that there was not a pattern of stable earnings that could be capitalized.

Valuation adjustments. The purpose of a valuation adjustment is to reflect differences between the characteristics of the subject company and those of the comparable datasets from which the indications of value are derived. As valuations are based on the financial principle of substitution, these adjustments are an attempt to account for the varying degrees of risk associated with the subject company as measured against “comparable” similar investments.

For the value returned by the Comparable whole bank transaction analysis, National Capital applied a downward adjustment of 15% to reflect its opinion of the asset quality risks and regulatory risks associated with our institution.

Due to the nature of the subject transaction, National Capital determined that a minority discount should not be applied in reaching a determination of value.

Value of Consideration to be Received. The following table sets forth the expected cash and stock consideration to be paid by Business First to AGFC shareholders:

Purchase Price:
AGFC shares outstanding as of June 30, 2014	217,944
Pro forma exchange ratio	11.73
Business First shares to be issued for AGFC shares	2,356,102
Business First price per share as of June 30, 2014	17.50
Aggregate pro forma value of Business First stock to be issued	41,231,785
Aggregate cash consideration at $10.00 per AGFC share	2,179,440
Cash paid to certain AGFC shareholders per Agreement	$3,392,923

Total pro forma purchase price	46,804,148
Pro forma price per share	$214.75

National Capital reviewed historical trading information on Business First’s common stock, which is not listed on any exchange. National Capital also reviewed public and confidential data related to Business First and considered the likely performance of Business First in the future. These reviews were intended to ensure the reasonableness of the $17.50 per share value reported by Business First, which was based on recent arms-length transactions.

Conclusion. Based upon its review of the empirical information described in this information statement and the fairness opinion, and all of the other relevant factors and information deemed appropriate in its professional judgment, National Capital advised AGFC’s board of directors that, in its considered opinion, the consideration to be received as set forth in the proposed transaction, is fair, from a financial point of view, to all shareholders of AGFC, including those shareholders who are not directors or executive officers of AGFC.

The summary contained in this section provides a description of the material analyses prepared by National Capital and does not purport to be a complete description of the analyses prepared by National Capital in connection with the valuation analysis and in rendering the opinion. The preparation of a valuation analysis and a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such a valuation or opinion is not necessarily susceptible to partial analysis or summary description. National

Capital believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or selecting part of the above summary, without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in National Capital’s presentations to the board of directors and in the fairness opinion.

In its valuation and fairness opinion, National Capital made numerous assumptions with respect to industry performance, business and economic conditions and other matters. While National Capital believes that these projections and the assumptions upon which they were based were reasonable, National Capital has no control over the future occurrence of any of the events upon which the projections were based. Certain of the projections are based on factors, such as general and local economic conditions, that are beyond our control. In addition, estimates of values of other companies used in rendering the appraisal and fairness opinion do not purport to be appraisals of those companies or necessarily reflect the prices at which those companies or their securities may actually be sold. National Capital selected comparable public companies and comparable acquisitions on the basis of various factors, including the size and similarity of selected companies, their business mix and similar characteristics of the transactions; however, no company or transaction utilized as a comparison in these analyses summarized above is identical to AGFC or the transaction.

National Capital received a fee of $15,000 in connection with the delivery of its fairness opinion to AGFC. In the past, National Capital has provided certain other investment banking services for AGFC and have received compensation for such services. In the two years prior to its retention, National Capital has not received any fees from AGFC in connection with such services.

Exchange of AGFC Stock Certificates

If you are a shareholder of AGFC, as soon as practicable after the effective time of the merger, Business First will mail a letter of transmittal and instructions to you for use in surrendering your AGFC stock certificates. When you properly surrender your certificates or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions, Business First will promptly cancel the surrendered stock certificates and deliver to you the number of shares of Business First common stock and the cash to which you are entitled under the reorganization agreement.

You should not send in your certificates until you receive the letter of transmittal and instructions.

At the effective time of the merger, and until surrendered as described above, each outstanding AGFC stock certificate will be deemed for all purposes to represent only the right to receive the merger consideration to be paid pursuant to the reorganization agreement. With respect to any AGFC stock certificate that has been lost, stolen or destroyed, Business First will pay the merger consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with Business First’s standard policy, and evidence reasonably satisfactory to Business First of ownership of the shares in question. After the effective time of the merger, AGFC’s transfer books will be closed and no transfer of the shares of AGFC stock outstanding immediately prior to the effective time will be made on Business First’s stock transfer books.

To the extent permitted by law, you will be entitled to vote after the effective time of the merger at any meeting of Business First’s shareholders the number of whole shares of Business First common stock into which your shares of AGFC are converted, regardless of whether you have exchanged your AGFC stock certificates for Business First stock certificates. Whenever Business First declares a dividend or other distribution on the Business First common stock which has a record date after the effective time, the declaration will include dividends or other distributions on all shares of Business First common stock issuable pursuant to the reorganization agreement. However, no dividend or other distribution payable to the holders of record of Business First common stock will be delivered to you until you surrender your AGFC stock certificates for exchange as described above. Upon surrender of your AGFC stock certificates, the certificate representing the

Business First common stock into which your shares of AGFC stock have been converted, together with your share of the cash portion of the merger consideration, any cash in lieu of any fractional share of Business First common stock to which you would otherwise be entitled and any undelivered dividends, will be delivered and paid to you, without interest.

Effective Time of the Merger

The merger will become effective at the date and time specified in the related certificates of merger issued by the Louisiana Secretary of State. If AGFC shareholders approve the reorganization agreement at the special meeting, and if all necessary government approvals are obtained and the other conditions to the parties’ obligations to effect the merger are met or waived by the party entitled to do so, we anticipate that the merger will be completed during the first quarter of 2015, although delays could occur.

We cannot assure you that the necessary shareholder and governmental approvals will be obtained or that the other conditions to completion of the merger can or will be satisfied.

Conduct of Business Pending Effective Time

From the date of the reorganization agreement until the effective time of the merger, except with the prior written consent of the other, each of Business First and AGFC have agreed that they will, and they will cause their respective subsidiaries to, use commercially reasonable efforts to:

•	conduct business in the ordinary and usual course and use commercially reasonable efforts to preserve intact its organization and assets and maintain its rights, franchises and authorizations and its existing relations with customers, suppliers, employees and business associates;

•	extend credit only in accordance with existing lending policies and promptly classify and charge-off loans and deposit accounts overdrawn and make appropriate adjustments to loss reserves in accordance with applicable Call Report Instructions and the Uniform Retail Credit Classification and Account Management Policy;

•	use commercially reasonable efforts to obtain any approvals or consents required to maintain all existing material contracts, leases and documents relating to or affecting its assets, properties and business;

•	comply in all material respects with all legal requirements applicable to it, unless noncompliance could not reasonably be expected to result in a material adverse change with respect to such party;

•	timely file all tax returns required to be filed by it and promptly pay all taxes that become due and payable, except those being contested in good faith by appropriate proceedings;

•	withhold from each payment made to each of its employees the amount of all taxes required to be withheld and pay the same to the proper governmental authorities;

•	perform all of its obligations under contracts, leases and documents relating to or affecting its assets, properties and business except such obligations as it may in good faith reasonably dispute;

•	maintain in full force and effect all insurance policies now in effect or related renewals and, except as required by prudent business practices that do not jeopardize insurance coverage, give all notices and present all claims under all insurance policies in due and timely fashion; and

•	timely file all reports required to be filed with all governmental authorities and observe and conform to all applicable legal requirements, except those being contested in good faith by appropriate proceedings.

From the date of the reorganization agreement and until the effective time of the merger, except (i) as expressly contemplated by the reorganization agreement, (ii) as required by applicable law, or (iii) without the prior written consent of the other party, each of Business First and American Gateway has agreed that it will not, and each will cause their respective subsidiaries not to:

•	enter into any new material line of business or change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies

•	open, close or relocate any branch office, or acquire or sell or agree to acquire or sell any branch office or deposit liabilities;

•	issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its common stock or permit new shares of its stock to become subject to new grants;

•	except for regular quarterly dividends by AGFC in the amount of $0.25 per share, make, declare, or pay any dividend on shares of its stock

•	adjust, split, combine, redeem, reclassify, purchase of otherwise acquire, any shares of its stock (other than repurchases of common shares in the ordinary course of business to satisfy obligations under dividend reinvestment or employee benefit plans);

•	sell, transfer, mortgage, encumber or otherwise dispose any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances or other dispositions in the ordinary course of business and that are not material;

•	acquire (subject to limited exceptions) all or any portion of the assets, deposits, business or properties of any other entity, except in the ordinary course of business consistent with past practices in a transaction that will not create a material risk of delaying the merger or preventing regulatory approval;

•	amend its articles of incorporation, bylaws or other similar governing documents;

•	implement or make any change in accounting methods, principles and policies, except as may be required by GAAP or any governmental authority;

•	knowingly take or omit to take any action that would prevent the merger from qualifying as a reorganization within the meaning of Section 368 of the Code or that is reasonably likely to result in any of the condition to the consummation of the merger not being satisfied;

•	incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business consistent with past practices;

•	make any change in the rate of compensation, commission, bonus or other remuneration payable, or pay or agree to pay any bonus, extra compensation, pension or severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers, employees or agents;

•	enter into any employment or consulting contract with any director, officer or employee;

•	adopt or amend in any material respect or terminate any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit sharing plan, any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained by it for the benefit of its directors, employees or former employees, except in the ordinary course of business and consistent with past practices and safe and sound banking principles;

•	settle any proceeding involving the payment by it of monetary damages in excess of $50,000 in the aggregate or imposing a restriction on its operations; or

•	agree to do any of the foregoing.

For a complete description of such restrictions on the conduct of the business of AGFC, we refer you to the reorganization agreement, which is attached as Appendix A to this proxy statement/prospectus.

No Solicitation

AGFC agreed that neither it, any of its subsidiaries, nor any of their respective directors, executive officers (as defined in the reorganization agreement), agents or representatives will directly or indirectly take any action to solicit, initiate, encourage or facilitate the making of any inquiries with respect to, or provide any information to, conduct any assessment of or negotiate with any other person with respect to any acquisition proposal.

If AGFC or any of its representatives receives an unsolicited bona fide acquisition proposal before the AGFC shareholders have approved the reorganization agreement that AGFC’s board of directors has:

•	determined in its good faith judgment (after consultation with its financial advisors and outside legal counsel) that such acquisition proposal constitutes or would reasonably be expected to result in a superior proposal;

•	determined in its good faith judgment (after consultation with outside legal counsel) that the failure to take such action would cause or would be reasonably likely to cause it to violate its fiduciary duties under applicable law; and

•	obtained from such person or entity an executed confidentiality agreement,

then AGFC or its representatives may furnish information to and enter into discussions and negotiations with such other party.

AGFC agreed to notify Business First in writing within two (2) business days after receipt of any unsolicited acquisition proposals or inquiries regarding any acquisition proposals and provide reasonable detail as to the identity of the person making such proposal and the material terms of such acquisition proposal.

Additional Agreements

In addition to the agreements described above, each party agreed in the reorganization agreement to take certain other actions, including but not limited to:

•	each party agreed to use commercially reasonable efforts to take all actions to permit consummation of merger transactions as promptly as practicable, and each party agreed to cooperate fully with, and furnish information to, the other party to that end;

•	each party agreed to promptly notify the other party in writing of any legal proceedings pending or, to the knowledge of such party, threatened against any party or any of its subsidiaries that might question the validity of the reorganization or that seeks to enjoin or otherwise restrain the merger transactions;

•	Business First agreed that it will file with the SEC a Registration Statement on Form S-4 to register the shares of Business First common stock that are to be issued to shareholders of AGFC in the merger;

•	AGFC agreed that it would submit the reorganization agreement to its shareholders for approval, call a meeting of its shareholders as promptly as practicable after the Business First’s registration on Form S-4 becomes effective and generally use its commercially reasonable efforts to obtain the necessary approvals of the reorganization agreement and the merger by its shareholders;

•	Business First and AGFC agreed to jointly prepare this proxy statement/prospectus to be submitted to the shareholders of AGFC in connection with its special shareholders’ meeting that is to be held for the purpose of approving the reorganization agreement and the merger transactions;

•	Business First and AGFC agreed to cooperate and furnish to the other all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of this proxy statement/prospectus, the registration statement on S-4, or any other filing, notice or application to be made or filed in connection with the reorganization agreement and the merger transactions and that such information would be true and correct;

•	Business First and AGFC agreed to use their commercially reasonable efforts and to cooperate with each other in obtaining all consents, approvals, waivers or similar authorizations that are required in connection with the reorganization agreement and the merger transactions;

•	each party agreed that it will not issue or cause the publication of any press release or public announcement with respect to the transactions contemplated by the reorganization agreement without the consent of the other party except as required by applicable law;

•	each party has agreed that, as soon as practicable after they become available, it will deliver or make available to the other party all unaudited monthly and quarterly financial information prepared for the internal use of management of such party and all Consolidated Reports of Condition and Income filed with respect to Business First Bank and American Gateway Bank, as applicable;

•	AGFC agreed to execute and deliver such instruments and take such actions as Business First reasonably requests to cause the amendment or termination of any of AGFC’s employee benefit plans and Business First agreed that the employees of AGFC and its subsidiaries who continue their employment after the closing of the merger will be entitled to either (i) continue participation in any continuing AGFC Plans or (ii) participate as newly hired employees in the employee benefit plans and programs maintained for employees of Business First or Business First Bank, such employees will be entitled to credit for prior service with AGFC, and Business First will take all necessary acts to facilitate such coverage, including, without limitation, waiving any eligibility waiting periods and pre-existing condition exclusions, to the extent allowed by Business First’s plans and applicable law and subject to the provisions set forth in the reorganization agreement;

•	AGFC has agreed to cooperate with Business First and take all necessary actions to ensure that its current data processing contracts and contracts related to the provision of any other electronic banking services will, if the merger occurs, be terminated on such date(s) to be mutually agreed upon by the parties;

•	AGFC has agreed to make such accounting entries consistent with GAAP as Business First may reasonably request in order to conform the accounting records of AGFC to the accounting policies and practices of Business First;

•	Business First has agreed that all rights to indemnification and all limitations of liability existing in favor of any director or officer of AGFC or American Gateway Bank, determined as of the effective time of the merger (each, an “Indemnified Party”), as provided in AGFC’s or American Gateway Bank’s constituent documents (including, without limitation, the right to the advancement of expenses, if so provided), in each case as of the date of the reorganization agreement, with respect to matters occurring on or prior to the effective time of the merger will survive the merger and continue in full force and effect, without any amendment thereto, indefinitely.

•	AGFC has agreed to purchase for a period of not less than three years after the effective time of the merger, past acts and extended reporting period insurance coverage for no less than the four-year period immediately preceding the merger under its (i) current directors and officers insurance (or comparable coverage), (ii) employment practices liability insurance, (iii) current financial institutions bond (or comparable coverage) and (iv) bankers professional liability, mortgage errors and omissions and fiduciary liability insurance for each of the directors and officers of AGFC and American Gateway Bank who are currently covered under comparable policies held by AGFC or American Gateway Bank;

•	Business First has, subject to certain limitations and to the extent permitted by law, agreed that all indemnification rights in favor of any director or officer of AGFC or American Gateway Bank that existed as of the effective time of the merger pursuant to AGFC’s or American Gateway Bank’s constituent documents will continue indefinitely and that Business First and Business First Bank, as surviving entities in the proposed merger transactions, will assume the above-described indemnification obligations for the benefit of AGFC’s and American Gateway Bank’s directors and officers; and

•	AGFC has agreed to take all necessary actions to terminate its outstanding phantom stock awards and the related award agreements, and AGFC has agreed to pay or accrue the full amount of all payments made to the holders of such phantom stock awards in connection with the termination of such agreements prior to the closing of the merger transactions.

For a complete description of all agreements of Business First and AGFC in connection with the merger, we refer you to the reorganization agreement, which is attached as Appendix A to this proxy statement/prospectus.

Conditions to Completion of the Merger

The completion of the merger transactions depends on a number of conditions being satisfied. These include, among others:

•	approval of the reorganization agreement by the shareholders of AGFC;

•	receipt of all required governmental approvals of the merger in a manner that does not impose any restrictions on Business First’s operations which, in Business First’s reasonable judgment would adversely impact the benefits of the merger to Business First or would be so burdensome as to render inadvisable the consummation of the merger;

•	receipt of the opinions of counsel to Business First to the effect that the merger will qualify as a reorganization under Section 368(a) of the Code;

•	registration of the shares of Business First common stock to be issued to shareholders of AGFC with the SEC;

•	accuracy of each party’s representations and warranties contained in the reorganization agreement as of the closing date of the merger in all material respects;

•	performance or compliance in all material respects by each party with its respective covenants and obligations required by the reorganization agreement;

•	receipt of all required consents, approvals, waivers and other assurances from non-governmental third parties;

•	holders of no more than 5% of the issued and outstanding AGFC stock (other than holders who exceed the 3% pro forma ownership limitation) having demanded or being entitled to receive payment of the appraised fair value of their shares as dissenting shareholders;

•	termination or cancellation of certain of AGFC’s existing phantom stock award agreements without further liability to AGFC, Business First or any of their respective subsidiaries, except for liability for payments required to made to the holders of those phantom stock award agreements;

•	AGFC having tangible shareholders’ equity, determined as required by the reorganization agreement, of at least $39,571,000 as of a date that is ten days prior the closing of the merger; and

•	Business First having tangible shareholders’ equity, determined as required by the reorganization agreement, of at least $74,970,000 as of the date that is ten days prior to the closing of the merger.

Additionally, the parties’ decision to enter into the reorganization agreement was conditioned upon the execution of the following agreements, all of which have been executed:

•	non-competition agreements by each director of AGFC, which will become effective upon consummation of the merger transactions; and

•	release agreements by each director and executive officer of AGFC or American Gateway Bank, to be effective upon consummation of the merger, releasing AGFC and American Gateway Bank from any claims of such director or officer, subject to certain limited exceptions.

Any condition to the completion of the merger may be waived in writing by the party to the reorganization agreement entitled to the benefit of such condition. A party to the reorganization agreement could choose to complete the merger even though a condition has not been satisfied, as long as permitted by law. We cannot be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Representations and Warranties of AGFC and Business First

In the reorganization agreement, AGFC has made representations and warranties on behalf of it and American Gateway Bank to Business First, and Business First has made representations and warranties on behalf of it and Business First Bank to AGFC. The more significant of these relate to (among other things):

•	organization, existence, and corporate power and authority;

•	capitalization;

•	authority and power to execute the reorganization agreement and to complete the transactions contemplated by the reorganization agreement;

•	the absence of conflicts between the reorganization agreement and applicable law, various documents, contracts and agreements;

•	the consents or approvals of or filings or registrations with any governmental authority or third party necessary in connection with the consummation of the merger;

•	compliance with applicable laws and regulatory filings;

•	the accuracy and fair presentation of their financial statements and reports;

•	pending or threatened litigation and other proceedings;

•	ownership of real property and leased real property;

•	ownership of personal property;

•	the absence of certain changes and events;

•	the existence, performance and legal effect of certain contracts and commitments;

•	compliance with tax laws, payment of taxes and filing of tax returns;

•	the adequacy and efficacy of fidelity bonds and insurance policies;

•	the absence of any material adverse change;

•	ownership of intellectual property rights and the absence of actions for the infringement of intellectual property;

•	ownership of investments such as securities, including municipal bonds;

•	the existence of certain loan agreements and related matters;

•	its loan portfolio and reserve for loan losses;

•	employment relations;

•	compliance with environmental laws;

•	actions taken by regulatory authorities and its ability to receive requited regulatory approval;

•	the sufficiency of accounting controls;

•	the accuracy and completeness of books and records;

•	the absence of participation in the trust business, such as not being appointed to serve in a fiduciary or representative capacity in respect of any trusts, executorships, administrations, guardianships, conservatorships, or other fiduciary representative capacity;

•	compensation and the operation of all employee benefit plans in accordance with applicable law;

•	deferred compensation and salary continuation arrangements;

•	deposit accounts and the absence of “brokered” deposits;

•	the absence of derivative contracts; and

•	brokers’, finders’ and financial advisors’ fees.

AGFC also has made additional representations and warranties to Business First with respect to (among other things):

•	the lack of knowledge of any plan or intention on the part of any stockholder of AGFC to make written demand for payment of the fair value of such holder’s shares of AGFC stock;

•	the receipt, prior to the execution of the reorganization agreement, of fairness opinions from each of Sandler O’Neill and National Capital, stating that the Aggregate Merger Consideration to be received by the stockholders of AGFC pursuant to the reorganization agreement is fair, from a financial point of view, to such stockholders.

All representations, warranties and covenants of the parties, other than the covenants in specified sections which relate to continuing matters, terminate upon the closing of the merger.

Financial Interests of Directors and Officers of AGFC in the Merger

In considering the recommendation of the board of directors of AGFC to vote for the proposal to approve the reorganization agreement, you should be aware that certain directors and officers of AGFC have interests in the merger that are in addition to, or different from, their interests as shareholders of AGFC. The board of directors of AGFC was aware of these interests and considered them in approving the reorganization agreement. Although officers and directors of AGFC will receive the same consideration for their shares of AGFC common stock that is received by other shareholders of AGFC, they will receive the following benefits in connection with the merger that are in addition to the consideration they will receive as shareholders. The aggregate value of the benefits to be paid to these individuals (in addition to the merger consideration) is expected to be approximately $410,000. As described in more detail in the section of this proxy statement/prospectus entitled, “Proposal to Approve the Reorganization Agreement—The Merger; Structure; Consideration,” beginning on page 59, the costs related to these additional benefits will be borne equally by each of Business First and AGFC. These interests include:

•

Termination of Existing Employment and Change-in-Control Agreements. The following officers of AGFC have entered into employment and/or change-in-control agreements with AGFC: Don Ayres, Ricky Sparks, Terre Bidwell and Craig Livingston. The terms of the reorganization agreement require AGFC to accrue the full amount of any payments due to the above-listed officers as a result of the merger or the termination of their employment under their respective employment and/or change-in-control agreements. As soon as practicable after the closing date and termination of employment, Business First will pay to the above-listed officers of AGFC the amounts that have been accrued by

AGFC. It is expected that AGFC will accrue, and Business First will pay, an amount equal to $275,000 to Don Ayres under the terms of his employment agreement following consummation of the proposed merger. The other officers of AGFC listed above are expected to continue their employment with Business First following completion of the merger. Accordingly, no payments are expected to be made to those individuals as a result of the merger under their current employment or change-in-control agreements.

•	Termination of Phantom Stock Agreements. As part of its incentive compensation program, AGFC has granted phantom stock awards to two of its executive officers: Ricky Sparks and Terre Bidwell. The terms of the reorganization agreement require AGFC to terminate all of its currently outstanding phantom stock award agreements prior to closing and to accrue or pay prior to the closing the full amount of all payments that must be made to the holders of all phantom stock awards in connection such termination. As a result of the merger, therefore, the above-listed officers of AGFC will receive payments from AGFC (or from Business First if such payments are accrued by AGFC and not paid prior to closing) in connection with the termination of their phantom stock awards. The award to each of the two participants is 81.67 phantom shares. Each of the two participants will receive the same value for one-half of his/her phantom shares (40.83 shares) as the shareholders of AGFC will receive for their shares in the merger. This value will be paid in cash. For the other one-half of the participant’s phantom shares, each of the two participants will receive a cash payment equal to the product of one-half of the phantom shares (40.83) times the book value per share of AGFC as of December 31, 2014, $8,363.

•	Insurance. Under the terms of the reorganization agreement, AGFC has agreed to purchase for a period of not less than three years after the effective time for the merger, past acts and extended reporting period insurance coverage for no less than the four-year period immediately preceding the merger under its (i) current directors and officers insurance (or comparable coverage), (ii) employment practices liability insurance, (iii) current financial institutions bond (or comparable coverage) and (iv) bankers professional liability, mortgage errors and omissions and fiduciary liability insurance for each of the directors and officers of AGFC and American Gateway Bank who are currently covered under comparable policies held by AGFC or American Gateway Bank.

•	Indemnification. Subject to certain limitations and to the extent not prohibited by applicable law, Business First has agreed that all indemnification rights in favor of any director or officer of AGFC or American Gateway Bank that existed as of the effective time of the merger pursuant to AGFC’s or American Gateway Bank’s articles of incorporation, bylaws and other similar documents will continue indefinitely. Business First and Business First Bank, as surviving entities in the proposed merger transactions, will assume the above-described indemnification obligations for the benefit of AGFC’s and American Gateway Bank’s directors and officers.

•	Stay Pay Bonuses. The parties have agreed that certain officers of AGFC, including, among others, Terre Bidwell, Craig Livingston and Ricky Sparks, will be entitled to receive “stay-pay” bonuses if they remain employed by Business First Bank for a specified period of time following consummation of the merger. The aggregate amount of all “stay-pay” bonuses to be paid to all employees of AGFC will not exceed $100,000. The parties have agreed that each of Business First and AGFC will be responsible for 50.0% of the aggregate amount of these bonuses. The amount attributable to AGFC will be deducted from the AGFC Tangible Equity Capital at the closing of the merger.

There are no arrangements or understandings pursuant to which any member of the board of directors or management of AGFC or American Gateway Bank is to be appointed to the board of directors of Business First or Business First Bank in connection with the proposed merger. Subsequent to the execution of the merger agreement, Business First has engaged in discussions with Mr. Don Ayres, the current President and Chief Executive Officer of AGFC, regarding an arrangement pursuant to which Business First would engage Mr. Ayres to provide consulting services for a period of one year following consummation of the merger in exchange for a monthly consulting fee of $7,500. Although the parties have not entered into any binding obligation regarding the consulting arrangement, it is currently anticipated that Mr. Ayres will be engaged as a consultant for Business First following completion of the merger.

As of January 31, 2015, directors and executive officers of AGFC beneficially owned 9,585 shares, or approximately 4.40% of AGFC’s outstanding common stock. Disregarding any cash that may be payable to shareholders in lieu of fractional shares, if the merger had been completed as of that January 31, 2015, directors and executive officers of AGFC would have received an aggregate amount of cash equal to $95,850 and an aggregate number of shares of Business First common stock equal to 113,198 in exchange for shares of AGFC common stock beneficially owned by them. Given the same assumptions, the aggregate consideration to be received by directors and executive officers of AGFC would represent approximately 4.40% of the total stock consideration and 4.40% of the total cash consideration payable to all shareholders of AGFC in connection with the proposed merger.

Amendment or Waiver of the Reorganization Agreement

Subject to compliance with applicable law, the reorganization agreement may be amended by Business First and AGFC, by action taken or authorized by their respective boards of directors, at any time. Except as prohibited by law, Business First and AGFC may amend, extend, waive any inaccuracy, or waive compliance with the reorganization agreement only if such modification is in writing and signed by both parties.

Termination of the Reorganization Agreement

Business First and AGFC can mutually agree at any time to terminate the reorganization agreement without completing the merger. In addition, either Business First or AGFC may decide, without the consent of the other, to terminate the reorganization agreement if:

•	the merger has not been completed by May 1, 2015 (or such later date as Business First and AGFC may agree) unless the failure to complete the merger by that time is due to a breach of a representation or warranty or failure to comply with an obligation in the reorganization agreement by the party that seeks to terminate the reorganization agreement;

•	the merger of AGFC into Business First or the merger of American Gateway Bank into Business First Bank is not approved by the appropriate regulatory authorities, or if Business First or AGFC reasonably determine that there is a substantial likelihood that any such approval will not be obtained or will be obtained only upon conditions that make it inadvisable to proceed with the merger;

•	the other party materially breaches its representations and warranties or any covenant or agreement contained in the reorganization agreement and such breach has not been cured within 30 days after the terminating party gives written notice of such failure to the breaching party; or

•	AGFC shareholders fail to approve the reorganization agreement.

AGFC may also terminate the reorganization agreement, without the consent of Business First, if the board of directors of AGFC receives an unsolicited, bona fide alternative acquisition proposal and, under certain terms and conditions, determines that it is a superior proposal to that of the reorganization agreement and that the failure to accept such proposal would cause the board of directors to violate its fiduciary duties under applicable law. However, Business First has the right to adjust the terms and conditions of the reorganization agreement so that the superior proposal no longer constitutes a superior proposal.

Business First may also terminate the reorganization agreement if AGFC has breached its non-solicitation obligations contained in the reorganization agreement in a manner adverse to Business First, the board of AGFC resolves to accept a competing acquisition proposal or the board of AGFC changes its recommendation regarding the merger.

Termination Fee

Upon termination of the reorganization agreement for certain specified reasons, AGFC will be obligated to pay to Business First a termination fee in the amount of $1.4 million and/or all of Business First’s expenses in connection with the proposed merger transactions in an amount not to exceed $250,000.

If the reorganization agreement is terminated by:

•	Business First because AGFC materially breaches the non-solicitation obligations set forth in the reorganization agreement in a manner adverse to Business First;

•	Business First because AGFC’s board of directors resolves to accept another acquisition proposal;

•	Business First because AGFC’s board of directors withdraws, amends or modifies, in any manner adverse to Business First, its recommendation or approval of the reorganization agreement or the merger transactions; or

•	AGFC because AGFC’s board of directors receives an unsolicited, bona fide alternative acquisition proposal and, under certain terms and conditions, determines that it is a superior proposal to that of the reorganization agreement taking into account any adjustments made by Business First to the merger consideration, then, unless Business First is in material breach of any covenant or obligation under the reorganization agreement, AGFC will be required to pay Business First a termination fee of $1.4 million plus up to $250,000 for Business First’s expenses related to the merger.

If either Business First or AGFC terminates the reorganization agreement:

•	after May 1, 2015, and if at the time of termination, the registration statement of which this proxy statement/prospectus is a part has been declared effective for at least 25 business days prior to such termination and AGFC has failed to call, give notice of, convene and hold the AGFC special meeting by such date; or

•	without regard to timing, if AGFC’s shareholders do not approve the reorganization agreement and an acquisition proposal exists at the time of termination,

then, unless Business First is in material breach of any covenant or obligation under the reorganization agreement, AGFC will be required to pay Business First up to $250,000 for its expenses related to the merger.

If either Business First or AGFC terminates the reorganization agreement, and within 12 months of such termination AGFC enters into an acquisition agreement with a third party:

•	after May 1, 2015, and if at the time of termination, AGFC’s shareholders have not approved the reorganization agreement; or

•	without regard to timing, if AGFC’s shareholders do not approve the reorganization agreement and an acquisition proposal exists at the time of termination,

then, unless Business First is in material breach of any covenant or obligation under the reorganization agreement, AGFC will be required to pay Business First a termination fee of $1.4 million plus up to $250,000 for Business First’s expenses related to the merger.

Expenses

Except with respect to the expenses related to termination discussed above, each party to the reorganization agreement will bear all expenses incurred by it in connection with the reorganization agreement and the merger transactions.

Management and Operations Following the Merger

The officers and directors of each of Business First and Business First Bank immediately prior to the effective time of the merger will continue to be the officers and directors of Business First and Business First Bank, respectively, following the merger. The corporation surviving from the merger of AGFC into Business First will operate under the name “Business First Bancshares, Inc.” and will continue to engage in the same business as prior to the merger. The banking organization surviving from the merger of American Gateway Bank into Business First Bank will operate under the name “Business First Bank.” The surviving bank will continue as a wholly-owned subsidiary of Business First and will engage in the same types of banking business as it did prior to the merger.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a general discussion of material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of AGFC common stock that exchange their shares of AGFC common stock for shares of Business First common stock and cash in the merger. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These authorities may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those U.S. holders of AGFC common stock that hold their shares of AGFC common stock as a “capital asset” within the meaning of Section 1221 of the Code. Importantly, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of that holder’s individual circumstances or to a holder that is subject to special treatment under the U.S. federal income tax laws, including, without limitation, a holder that is:

•	a financial institution;

•	a tax-exempt organization;

•	a regulated investment company;

•	a real estate investment trust;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a controlled foreign corporation or passive foreign investment company;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects to use the mark-to-market method of accounting;

•	a holder of AGFC common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of AGFC common stock that received AGFC common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a holder of AGFC common stock that has a functional currency other than the U.S. dollar;

•	a holder of AGFC common stock that holds AGFC common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a person that is not a U.S. holder; or

•	a U.S. expatriate or certain former citizens or long-term residents of the United States.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of AGFC common stock that is for U.S. federal income tax purposes (a) an individual citizen or resident of the United States, (b) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (c) a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) such trust was in existence on August 20, 1996, and has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (d) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds AGFC common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds AGFC common stock, and any partners in such partnership, should consult their own tax advisors.

Determining the actual tax consequences of the merger to a U.S. holder may be complex and will depend in part on the U.S. holder’s specific situation. Each U.S. holder should consult its own tax advisor as to the tax consequences of the merger in its particular circumstance, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

In connection with the filing with the SEC of the registration statement on Form S-4 of which this proxy statement/prospectus is a part, Fenimore, Kay, Harrison & Ford LLP has rendered its tax opinion to Business First and AGFC stating that the merger, when consummated in accordance with the terms of the reorganization agreement, will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering its tax opinion, counsel relied upon representations and covenants, including those contained in certificates of officers of Business First and AGFC, reasonably satisfactory in form and substance to such counsel. The opinion represents counsel’s best legal judgment, but has no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues. Business First has not requested nor does it intend to request a ruling from the Internal Revenue Service as to the tax consequences of the merger, and as a result there can be no assurances that the Internal Revenue Service will not disagree with or challenge any of the conclusions herein. A copy of the tax opinion is attached as Exhibit 8.1 to the registration statement on Form S-4.

The obligations of the parties to complete the merger are conditioned on, among other things, the receipt by Business First and AGFC of an updated opinion from Fenimore, Kay, Harrison & Ford LLP, dated the closing date of the merger, that for U.S. federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The conditions relating to receipt of the updated opinion may be waived by both Business First and AGFC. Neither Business First nor AGFC currently intends to waive the conditions related to the receipt of the updated opinion. The determination by tax counsel as to whether the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code is based on the facts and law existing as of the closing date of the merger.

Because the merger will qualify as a reorganization and all merger consideration will be distributed to the shareholders of AGFC, (i) no gain or loss will be recognized by AGFC, Business First or BIB, and (ii) the basis of the assets of AGFC will carry over and remain the same following the merger. In addition, because the shareholders of Business First will retain their shares of common stock of Business First following completion of the merger, the shareholders of Business First will not recognize any gain or loss as a consequence of the merger.

U.S. Holders that Receive a Combination of Business First Common Stock and Cash

If a U.S. holder’s adjusted tax basis in the AGFC common stock surrendered is less than the sum of the fair market value of the shares of Business First common stock and the amount of cash (other than cash received in lieu of a fractional share of Business First common stock) received by the U.S. holder, then the U.S. holder will recognize gain in an amount equal to the lesser of (a) the sum of the amount of cash (other than cash received in lieu of a fractional share of Business First common stock) and the fair market value of the Business First common stock received, minus the adjusted tax basis of the AGFC shares surrendered in exchange therefor, and (b) the amount of cash received by the U.S. holder. However, if a U.S. holder’s adjusted tax basis in the AGFC shares surrendered is greater than the sum of the amount of cash (other than cash received in lieu of a fractional share of Business First common stock) and the fair market value of the Business First common stock received, the U.S. holder’s loss will not be currently allowed or recognized for U.S. federal income tax purposes.

If a U.S. holder of AGFC shares acquired different blocks of AGFC shares at different times or different prices, the U.S. holder should consult the U.S. holder’s tax advisor regarding the manner in which gain or loss should be determined. Any recognized gain generally will be long-term capital gain if, as of the effective date of the merger, the U.S. holder’s holding period with respect to the AGFC shares surrendered exceeds one year. In some cases, if the U.S. holder actually or constructively owns Business First common stock other than Business First common stock received in the transaction, the recognized gain could be treated as having the effect of the distribution of a dividend under the tests described in Section 302 of the Code, in which case such gain would be treated as dividend income. In such cases, U.S. holders that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code. The aggregate tax basis of the Business First common stock received by a U.S. holder that exchanges its AGFC shares for a combination of Business First common stock and cash as a result of the merger (excluding any fractional share interests deemed received and redeemed for cash) will be the same as the aggregate tax basis of the AGFC shares surrendered in exchange therefor, reduced by the amount of cash received on the exchange plus the amount of any gain recognized upon the exchange. The holding period of the Business First common stock received (including any fractional share deemed received and redeemed) will include the holding period of the AGFC shares surrendered. A U.S. holder receiving a combination of Business First common stock and cash should consult its own tax advisor regarding the manner in which cash and Business First common stock should be allocated among the U.S. holder’s AGFC shares and the manner in which the above rules would apply in the holder’s particular circumstance.

U.S. Holders that Receive Solely Cash due to Exercise of Appraisal Rights

Upon the proper exercise of appraisal rights, the exchange of AGFC shares solely for cash generally will result in recognition of gain or loss by the U.S. holder in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the AGFC shares surrendered. The gain or loss recognized will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for the AGFC shares surrendered exceeds one year. The deductibility of capital losses is subject to limitations. In some cases, if a U.S. holder actually or constructively owns Business First common stock after the merger, the cash received could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such U.S. holder may have dividend income up to the amount of the cash received. In such cases, U.S. holders that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code.

Cash Instead of a Fractional Share

If a U.S. holder receives cash in lieu of a fractional share of Business First common stock, the U.S. holder will be treated as having received a fractional share of Business First common stock pursuant to the merger and then as having exchanged the fractional share of Business First common stock for cash in a redemption by Business First. As a result, the U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received and the U.S. holder’s basis in the fractional share of Business First common stock as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period with respect to the fractional share (including the holding period of the AGFC common stock surrendered therefor) exceeds one year.

Backup Withholding

If a U.S. holder is a non-corporate holder of AGFC common stock, the U.S. holder may be subject, under certain circumstances, to information reporting and backup withholding on any cash payments that the U.S. holder receives. A U.S. holder generally will not be subject to backup withholding, however, if the U.S. holder:

•	furnishes a correct taxpayer identification number, certifying that it is not subject to backup withholding on IRS Form W-9 or successor form included in the letter of transmittal that the U.S. holder will receive and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof that it is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, if the U.S. holder timely furnishes the required information to the Internal Revenue Service.

Certain Reporting Requirements

If a U.S. holder that receives Business First common stock in the merger is considered a “significant holder,” such U.S. holder will be required (a) to file a statement with its U.S. federal income tax return providing certain facts pertinent to the merger, including such U.S. holder’s tax basis in, and the fair market value of, the AGFC common stock surrendered by such U.S. holder, and (b) to retain permanent records of these facts relating to the merger. A “significant holder” is any AGFC shareholder that, immediately before the merger, (y) owned at least 1% (by vote or value) of the outstanding stock of AGFC or (z) owned AGFC securities with a tax basis of $1.0 million or more.

This discussion of material U.S. federal income tax consequences is not tax advice. Holders of AGFC common stock are urged to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting under accounting principles generally accepted in the United States of America. Under this method, AGFC’s assets and liabilities as of the date of the merger will be recorded at their respective fair values. Any difference between the purchase price for AGFC and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with ASC Topic 805, “Business Combinations,” issued in July 2001, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by Business First in connection with the merger will be amortized to expense in accordance with such rules. The consolidated financial statements of Business First issued after the merger will reflect the results attributable to the acquired operations of AGFC beginning on the date of completion of the merger.

Restrictions on Resales of Business First Common Stock Received in the Merger

The shares of Business First common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, except for shares of Business First common stock issued to any AGFC shareholder who may be deemed to be an “affiliate” of Business First after completion of the merger. “Affiliates” generally are defined as persons or entities who control, are controlled by or are under common control with Business First at or after the effective time of the merger and generally include executive officers, directors and beneficial owners of 10% or more of the common stock of Business First. Former AGFC shareholders who are not affiliates of Business First after the completion of the merger may sell their shares of Business First common stock received in the merger at any time. Former AGFC shareholders who become affiliates of Business First after completion of the merger will be subject to the volume and sale limitations of Rule 144 under the Securities Act of 1933, as amended, until they are no longer affiliates of Business First. This proxy statement/prospectus does not cover resales of Business First common stock received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Regulatory Approvals Required for the Merger

The merger of AGFC with B1B must be approved by the Federal Reserve, or the Federal Reserve must waive such approval. The merger of American Gateway Bank with and into Business First Bank requires the approval of the FDIC and the Louisiana OFI. On November 18, 2014, Business First Bank filed an application with the FDIC and the Louisiana OFI to obtain approval of the bank merger. The U.S. Department of Justice will have between 15 and 30 days following approval by the FDIC to challenge the approval on antitrust grounds. While AGFC and Business First do not know of any reason that the U.S. Department of Justice would challenge regulatory approval by the FDIC and believe that the likelihood of such action is remote, there can be no assurance that the U.S. Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, the result of any such challenge.

The merger transactions cannot proceed in the absence of these required regulatory approvals. The approval of any notice or application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger transactions from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger transactions.

We cannot assure you as to whether or when the requisite regulatory approvals will be obtained, and, if obtained, we cannot assure you as to the date of receipt of any of these approvals, the terms thereof or the absence of any litigation challenging them. Likewise, we cannot assure you that the U.S. Department of Justice or a state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, the result of that challenge.

Business First and AGFC are not aware of any material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described in this proxy statement/prospectus. If any additional governmental approvals or actions are required, the parties presently intend to seek those approvals or actions. However, the parties cannot assure you that any of these additional approvals or actions will be obtained.

Appraisal Rights of AGFC Shareholders

The following discussion is not a complete description of the law relating to appraisal rights available under Louisiana law. This description is qualified in its entirety by the full text of the relevant provision of the LBCA, which is reprinted in its entirety as Appendix C to this proxy statement/prospectus. If you desire to exercise your appraisal rights, you should review carefully the LBCA and are urged to consult a legal advisor before electing or attempting to exercise these rights.

Holders of the common stock of AGFC who are entitled to vote on the merger have a right to demand payment in cash of the “fair value” of their shares of AGFC common stock. Shareholders who receive a fair value cash payment will not be entitled to receive any shares of Business First common stock or the cash consideration offered in the merger. Part 13 of the LBCA sets forth the rights of AGFC’s shareholders who wish to demand fair value payments for their shares. The following is a summary of the material terms of the statutory procedures to be followed by a holder of AGFC’s common stock in order to perfect appraisal rights under the LBCA. Shareholders who do not properly follow appraisal rights procedures will receive the merger consideration provided under the reorganization agreement if the merger is effected. A copy of Part 13 of the LBCA is attached as Appendix C to this proxy statement/prospectus.

Requirements of appraisal rights

If an AGFC shareholder elects to exercise the right to demand appraisal, such shareholder must satisfy all of the following conditions:

•	The shareholder must be entitled to vote on the merger.

•	The shareholder must deliver to AGFC, before the vote on approval or disapproval of the reorganization agreement is taken, written notice of the shareholder’s intent to demand payment if the merger is effectuated. This notice must be in addition to and separate from any proxy or vote against the plan of merger. Neither voting against, abstaining from voting, nor failing to vote on the plan of merger will constitute a notice within the meaning of Part 13.

•	The shareholder must not vote, or cause or permit to be voted, any shares in favor of the plan of merger. A failure to vote will satisfy this requirement, as will a vote against the plan of merger, but a vote in favor of the plan of merger, by proxy or in person, or the return of a signed proxy which does not specify a vote against approval of the plan of merger or contain a direction to abstain, will constitute a waiver of the shareholder’s appraisal rights.

If the requirements above are not satisfied and the merger becomes effective, an AGFC shareholder will not be entitled to payment for such shareholder’s shares under the provisions of Part 13.

Required notice to AGFC

Written notices of intent to demand payment should be addressed to American Gateway Financial Corporation, 320 N. Alexander Avenue, Port Allen, Louisiana 70767, Attention: Corporate Secretary. The notice should be executed by the holder of record of shares of AGFC’s common stock.

Appraisal notice from AGFC

If the plan of merger becomes effective, the surviving corporation will be required to deliver a written appraisal notice and form to all shareholders who have satisfied the requirements described under the heading “—Requirements of appraisal rights,” above. The appraisal notice and form must be sent no earlier than the effective date of the merger and no later than ten days after such effective date. The appraisal notice must include:

•	A form requiring a shareholder asserting appraisal rights to certify that the shareholder did not vote for or consent to the merger.

•	A statement of where the form must be sent and where certificates for certificated shares must be deposited, as well as the date by which those certificates must be deposited. The certificate deposit date must not be earlier than the date for receiving the appraisal form described in the next sentence.

•	A statement of the date (referred to as the “demand deadline”) by which the surviving corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the appraisal notice and form are sent. The form must also state that the shareholder will have waived the right to demand appraisal with respect to the shares unless the form is received by the surviving corporation by the specified date.

•	The surviving corporation’s estimate of the fair value of the shares.

•	A statement that, if requested in writing, the surviving corporation will provide to the shareholder so requesting, within ten days after the date the appraisal notice and form are sent, the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

•	A statement of the date by which the notice to withdraw from the appraisal process must be received, which date must be within 20 days after the demand deadline.

•	A statement specifying the first date of any announcement to shareholders, made prior to the date the merger became effective, of the principal terms of the merger, and if such an announcement was made, the form must require a shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date.

•	A copy of Article 13 of the LBCA

A shareholder who receives an appraisal notice from the surviving corporation must demand payment by signing and returning the appraisal form included with the notice and, in the case of certificated shares, deposit his or her share certificates in accordance with the terms of the appraisal notice. Shareholders should respond to the appraisal form’s request discussed above regarding when beneficial ownership of the shares was acquired. A failure to provide this certification allows the surviving corporation to treat the shares as “after-acquired shares” subject to the surviving corporation’s authority to delay payment as described under the heading “After-acquired shares” below. Once a shareholder deposits his or her certificates or, in the case of uncertificated shares, returns the signed appraisal form, the shareholder loses all rights as a shareholder unless a timely withdrawal occurs as described below. A shareholder who does not sign and return the appraisal form and, in the case of certificated shares, fails to deposit the shares, is not entitled to payment under Part 13 of the LBCA.

A shareholder who has complied with all the steps required for appraisal may thereafter decline to exercise appraisal rights and withdraw from the appraisal process by notifying AGFC in writing. The appraisal notice will include a date by which the withdrawal notice must be received. Following this date, a shareholder may only withdraw from the appraisal process with AGFC’s consent.

AGFC’s payment to shareholders demanding appraisal

Within thirty days after the demand deadline, the surviving corporation from the merger is required to pay each shareholder the amount that the surviving corporation estimates to be the fair value of such shareholder’s shares, plus interest accrued from the effective date of the merger to the date of payment. The payment must be accompanied by the following:

•	AGFC’s most recently available balance sheet, income statement, and statement of cash flows as of the end of or for the fiscal year ending not more than sixteen months before the date of payment, and the latest available quarterly financial statements, if any;

•	a statement of the surviving corporation’s estimate of the fair value of the shares, which must equal or exceed the estimate in the earlier-provided appraisal notice; and

•	a statement that the shareholder has the right to submit a final payment demand as described below and that, if the shareholder does not submit a final payment demand within the specified time frame the shareholder will: (i) lose the right to submit a final payment demand, (ii) be deemed to have accepted the provided payment in full satisfaction of the surviving corporation’s obligations under Part 13 of the LBCA.

Final payment demand by shareholders

A shareholder who is dissatisfied with the amount of the payment received from the surviving corporation may notify the surviving corporation in writing of such shareholder’s own estimate of the fair value of the shares and the amount of interest due, and demand payment of the excess of this estimate over the amount previously paid by the surviving corporation. A shareholder who does not submit a final payment demand within thirty days after receiving payment from the surviving corporation is only entitled to the amount previously paid.

After-Acquired Shares

The surviving corporation may withhold payment with respect to any shares which a shareholder failed to certify on the appraisal form as being beneficially owned prior to the date stated in the appraisal notice as the date on which the principal terms of the merger were first announced. If the surviving corporation withholds payment, it must, within thirty days after the demand deadline, provide affected shareholders with AGFC’s most recently available balance sheet, income statement, and statement of cash flows as of the end of or for the fiscal year ending not more than sixteen months before the date of payment, and the latest available quarterly financial statements, if any. The surviving corporation must also inform such shareholders that they may accept the surviving corporation’s estimate of the fair value of their shares, plus interest, in full satisfaction of their claim or submit a final payment demand. Shareholders who wish to accept the offer must notify the surviving corporation of their acceptance within thirty days after receiving the offer. The surviving corporation must send payment to such shareholders within ten days after receiving their acceptance. Shareholders who are dissatisfied with the offer must reject the offer and demand payment of the shareholder’s own estimate of the fair value of the shares, plus interest. If a shareholder does not explicitly accept or reject the surviving corporation’s offer, the shareholder will be deemed to have accepted the offer. The surviving corporation must send payment to these shareholders within 40 days after sending the notice regarding withholding of payment.

Judicial appraisal of shares

If the surviving corporation does not pay the amount demanded pursuant to a shareholder’s final payment demand, it must commence a proceeding in the district court in East Baton Rouge Parish within 60 days after receiving the final demand. The purpose of the proceeding is to determine the fair value of the shares and the interest due. If the surviving corporation does not commence the proceeding within the 60-day period, it must pay each shareholder demanding appraisal the amount demanded, plus interest.

All shareholders whose payment demands remain unsettled will be parties to the action. Each shareholder who is a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the surviving corporation to the shareholder for the shares.

The court will determine all court costs of the proceeding and will assess the costs against the surviving corporation, except that the court may assess costs against some or all of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Part 13. The court may also assess expenses (including legal fees) for the respective parties, in the amounts the court finds equitable: (i) against the surviving corporation if the court finds that it did not comply with the statutes or (ii) against the surviving corporation or the shareholder demanding appraisal, if the court finds that the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith. If the court finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that the expenses should not be assessed against the surviving corporation, it may direct that the expenses be paid out of the amounts awarded to the shareholders who were benefited.

If the surviving corporation fails to make a required payment to a shareholder under Part 13, the shareholder entitled to payment can commence an action against the surviving corporation directly for the amount owed and recover the expenses of that action. A shareholder’s right to enforce the surviving corporation’s payment obligation is preempted five years after the date that the corporation’s payment to the shareholder becomes due under Part 13.

If you do not follow the prescribed procedures, you will not be entitled to appraisal rights with respect to your shares. Because of the complexity of the procedures necessary to exercise appraisal rights, any shareholder wishing to exercise the right to appraisal should consult with his or her own legal counsel.

COMPARATIVE MARKET PRICES AND DIVIDEND DATA

Business First

There is no established public trading market for the common stock of Business First, and no market for Business First’s common stock is expected to develop. No registered broker/dealer makes a market in Business First’s common stock, and Business First’s common stock is not listed or quoted on any stock exchange or automated quotation system. Business First acts as its own agent and registrar for its shares of common stock. As of December 31, 2014, there were approximately 376 holders of Business First’s common stock (excluding treasury shares).

From time to time, Business First became aware of trades of shares of its common stock. The following table sets forth the high and low sales prices (to the extent known to management of Business First) for trades of Business First common stock for the periods shown:

		High	Low	Number of Trades	Number of Shares Traded
2012	First Quarter	—	—	—	—
	Second Quarter	$16.50	$14.00	5	45,334
	Third Quarter	$16.50	$15.00	5	92,948
	Fourth Quarter	$14.00	$14.00	2	8,334

2013	First Quarter	$17.00	$14.00	4	40,000
	Second Quarter	$17.00	$15.25	3	15,175
	Third Quarter	$17.00	$16.50	2	41,112
	Fourth Quarter	$17.00	$15.00	3	97,323

2014	First Quarter	$17.00	$16.00	3	13,300
	Second Quarter	$16.00	N/A	2	4,350
	Third Quarter	$17.25	$15.94	2	6,350
	Fourth Quarter	$16.00	$15.00	3	6,924

The most recent trade of Business First’s common stock (to the extent known to management of Business First) occurred on November 6, 2014, when 3,424 shares were traded at a price of $16 per share. There have been other limited transfers of Business First’s common stock that are not reflected in the table above which were excluded because they were transferred between related parties (as gifts, by will or intestate succession, or transfers from trustees or estates). Because of limited trading, the prices described above may not be representative of the actual or fair value of Business First’s common stock.

Business First is not currently obligated to create a market for its common stock.

Business First has not historically paid any dividends on its common stock. Business First’s shareholders will be entitled to receive dividends out of legally available funds as and when declared by Business First’s board of directors, in its sole discretion. In addition, the ability of Business First to pay dividends on its common stock is restricted by Louisiana law and by certain banking laws, regulations and regulatory policies. For a more detailed discussion of restrictions on Business First’s ability to pay dividends, see the section of this proxy statement/prospectus entitled, “Business of Business First—Supervision and Regulation—Dividend Restrictions.”

AGFC

There is no established public trading market for the common stock of AGFC, and no market for AGFC’s common stock is expected to develop if the merger does not occur. No registered broker/dealer makes a market in AGFC’s common stock, and AGFC’s common stock is not listed or quoted on any stock exchange or automated quotation system. AGFC acts as its own agent and registrar for its shares of common stock. As of February 4, 2015, there were approximately 427 holders of AGFC’s common stock.

From time to time, AGFC became aware of trades of shares of its common stock. The following table sets forth the high and low sales prices (to the extent known to management of AGFC) for trades of AGFC common stock for the periods shown:

		High	Low	Number of Trades	Number of Shares Traded
2012	First Quarter	n/a	n/a	0	0
	Second Quarter	n/a	n/a	0	0
	Third Quarter	n/a	n/a	0	0
	Fourth Quarter	n/a	n/a	0	0

2013	First Quarter	n/a	n/a	0	0
	Second Quarter	n/a	n/a	0	0
	Third Quarter	n/a	n/a	0	0
	Fourth Quarter	n/a	n/a	0	0

2014	First Quarter	$150	$150	1	2
	Second Quarter	n/a	n/a	0	0
	Third Quarter	$170	$135	29	8,793
	Fourth Quarter	$170	$160	37	9,189

2015	First Quarter (through February 4, 2015)	$170	$160	13	2,865

The most recent trade of AGFC’s common stock occurred on February 3, 2015, when 4 shares were traded at a price of $160 per share. There have been other limited transfers of AGFC’s common stock that are not reflected in the table above which were excluded because they were transferred between related parties (as gifts, by will or intestate succession, or transfers from trustees or estates). Because of limited trading, the prices described above may not be representative of the actual or fair value of AGFC’s common stock.

AGFC is not currently obligated to register its common stock or, upon any registration, to create a market for its common stock.

The following table sets forth the cash dividends AGFC has paid per share of its common stock for the periods shown:

		Amount per Share	Date Declared	Record Date	Date Paid
2012	First Quarter	$0
	Second Quarter	$0
	Third Quarter	$0
	Fourth Quarter	$0

2013	First Quarter	$.25	3/21/13	3/31/13	5/7/13
	Second Quarter	$.25	6/20/13	6/30/13	7/15/13
	Third Quarter	$.25	9/19/13	9/30/13	10/16/13
	Fourth Quarter	$.25	12/19/13	12/31/13	1/15/14

2014	First Quarter	$.25	3/20/14	3/31/14	4/15/14
	Second Quarter	$.25	5/15/14	6/30/14	7/15/14
	Third Quarter	$.25	9/18/14	9/30/14	10/15/14
	Fourth Quarter	$.25	12/18/14	12/31/14	1/15/15

AGFC’s shareholders are entitled to receive dividends out of legally available funds as and when declared by AGFC’s board of directors, in its sole discretion. As a Louisiana corporation, AGFC is subject to certain restrictions on dividends under the Louisiana Business Corporation Law. Generally, under Louisiana law, AGFC may not pay a dividend if (i) it is insolvent or would thereby be made insolvent, or (ii) the declaration or payment thereof would be contrary to any restrictions contained in AGFC’s articles of incorporation. Also, as a bank holding company, AGFC is required by the Federal Reserve to serve as a source of financial strength for American Gateway Bank. The Federal Reserve has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of dividends to shareholders unless its net income available has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the bank holding company’s capital needs, asset quality and overall financial condition. Finally, under the terms of the reorganization agreement, AGFC is prohibited from paying dividends in respect of the shares of its common stock, other than AGFC’s regular quarterly dividend of no more than $0.25 per share.

AGFC does not engage in separate business activities of a material nature. As a result, AGFC’s ability to pay dividends depends upon the dividends received from American Gateway Bank. As a Louisiana state bank, American Gateway Bank’s ability to pay dividends is restricted by certain laws and regulations. Under the Louisiana Banking Law, American Gateway Bank may not declare or pay cash or property dividends unless it has unimpaired surplus that equals or exceeds 50.0% of its outstanding capital stock. American Gateway Bank’s unimpaired surplus may not be reduced below 50.0% as a result of the payment of any combination of cash or property dividends, or the purchase or redemption of any shares of its capital stock. In addition, American Gateway Bank must obtain the prior approval of the Louisiana Banking Commissioner to pay dividends to AGFC if the total of all year-to-date cash or property dividends declared and paid by American Gateway Bank, when added to any amounts used by American Gateway Bank to redeem or purchase shares of its capital stock, would exceed the total of its year-to-date net income combined with its net income from the immediately preceding year, after deducting all of the following: (i) amounts paid or accrued for the payments of cash dividends, (ii) the value of all property paid in dividends, and (iii) amounts paid or accrued to redeem or purchase shares of American Gateway Bank’s capital stock over the calculation period.

In addition to Louisiana law restrictions on American Gateway Bank’s ability to pay dividends, under the Federal Deposit Insurance Corporation Improvement Act, or FDICIA, American Gateway Bank may not pay any dividend if the payment of the dividend would cause American Gateway Bank to become undercapitalized or if American Gateway Bank is “undercapitalized.” The FDIC may further restrict the payment of dividends by requiring that American Gateway Bank maintain a higher level of capital than would otherwise be required to be “adequately capitalized” for regulatory purposes. Moreover, if, in the opinion of the FDIC, American Gateway Bank is engaged in an unsound practice (which could include the payment of dividends), the FDIC may require, generally after notice and hearing, that American Gateway Bank cease such practice. The FDIC has indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe banking practice. Moreover, the FDIC has also issued policy statements providing that insured depository institutions generally should pay dividends only out of current operating earnings. Under regulatory capital guidelines, American Gateway Bank must maintain a Tier 1 capital to adjusted total assets ratio of at least 4.0%, a Tier 1 capital to risk weighted assets ratio of at least 4.0%, and a total risk based capital to risk weighted assets ratio of at least 8.0%. As of September 30, 2014, American Gateway Bank had a ratio of Tier 1 capital to adjusted total assets of 11.61%, a ratio of Tier 1 capital to risk-weighted assets of 21.59% and a ratio of total risk based capital to risk-weighted assets of 22.64%.

In addition, American Gateway Bank has a current, informal agreement with the FDIC and the Louisiana OFI that it will not pay dividends without the prior written consent of the Regional Director of the FDIC, the Commissioner of the Louisiana OFI and the Federal Reserve Bank of Atlanta.

BUSINESS OF AGFC

AGFC was incorporated as a Louisiana corporation in 1982 under the name “West Baton Rouge Bancshares, Inc.” AGFC was formed for the purpose of serving as a bank holding company for American Gateway Bank, which previously operated under the name “Bank of West Baton Rouge.” In 2004, after Bank of West Baton Rouge began operating under the name “American Gateway Bank,” AGFC changed its name to “AGFC.”

AGFC does not, as an entity, engage in separate business activities of a material nature apart from the activities it performs for American Gateway Bank. Its primary activities are to provide assistance in the management and coordination of American Gateway Bank’s financial resources. AGFC has no significant assets other than all of the outstanding common stock of American Gateway Bank. AGFC derives its revenues primarily from the operations of American Gateway Bank in the form of dividends received from American Gateway Bank.

American Gateway Bank was chartered as a Louisiana state bank in 1905. Since their inception, both AGFC and American Gateway Bank have generally grown organically.

As a bank holding company, AGFC is subject to supervision and regulation by the Board of Governors of the Federal Reserve System in accordance with the requirements set forth in the BHC Act and by the rules and regulations issued by the Federal Reserve.

As of September 30, 2014, AGFC had, on a consolidated basis, total assets of approximately $362.2 million, total deposits of approximately $259.1 million, total loans (net of allowance for loan losses) of approximately $166.5 million, and total shareholders’ equity of approximately $44.1 million. AGFC does not file reports with the SEC. AGFC does, however, voluntarily provide certain financial reports, including annual audited financial statements, to its shareholders.

Products and Services

Banking Services. American Gateway Bank is a traditional commercial bank offering a wide variety of services to satisfy the needs of its consumer and commercial customers, most of which are located in AGFC’s primary market which includes the Baton Rouge Metropolitan Statistical Area. American Gateway Bank primarily serves as a commercial lender to small and medium-sized wholesale, retail and construction-related businesses, medical practices and other businesses primarily for working capital needs and business expansions. Consumer loans, which are immaterial to American Gateway Bank in aggregate amount, include loans for the purposes of financing items such as single-family residential homes, automobiles, recreational vehicles, household goods, home improvements, education and personal investments. American Gateway Bank also provides business and personal depository products and services, including checking and savings accounts, certificates of deposit, money market accounts, debit cards, online banking, direct deposit services, business accounts and cash management services. American Gateway Bank’s business is not seasonal in any material respect.

Market Areas

American Gateway Bank currently operates from ten banking offices, which are located in Ascension Parish (Gonzales Branch), East Baton Rouge Parish (principal office in Baton Rouge, three Baton Rouge Branches and Zachary Branch), Livingston Parish (Denham Springs Branch) and West Baton Rouge Parish (Brusly, Erwinville and Port Allen Branches). All of American Gateway Bank’s offices are located in the Baton Rouge Metropolitan Statistical Area, or MSA.

Competition

The table below lists American Gateway Bank’s deposit market share as of June 30, 2014 for certain significant market areas (including Metropolitan Statistical Areas, or MSAs) in which American Gateway Bank provides services.

Market Area	Deposit Market Rank(1)	Number of Offices	Deposits in Market	Deposit Market Share (%)
Ascension Parish	8	1	$9,746	0.90%
East Baton Rouge Parish	12	5	$75,636	0.51%
Livingston Parish	8	1	$9,060	0.99%
West Baton Rouge Parish	1	3	$169,953	61.92%

(1)	Deposit information used to determine market rank was provided by the FDIC’s Summary of Deposits, reported as of June 30, 2014.

Each activity in which American Gateway Bank is engaged involves competition with other banks, as well as nonbanking financial institutions and nonfinancial enterprises. In addition to competing with other commercial banks within and outside the Baton Rouge Metropolitan Statistical Area, American Gateway Bank competes with other financial institutions engaged in the business of making loans or accepting deposits, such as savings and loan associations, credit unions, industrial loan associations, insurance companies, small loan companies, financial companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit card organizations and other enterprises. American Gateway Bank also competes with suppliers of equipment in furnishing equipment financing. Banks and other financial institutions with which American Gateway Bank competes may have capital resources and legal loan limits substantially higher than those maintained by American Gateway Bank.

Employees

As of September 30, 2014, American Gateway Bank had 92 full-time equivalent employees, none of whom is covered by a collective bargaining agreement.

Legal Proceedings

AGFC and its subsidiaries are defendants in various lawsuits arising in of the normal course of business. In the opinion of management, the ultimate resolution of such matters should not have a material adverse effect on AGFC’s consolidated financial condition or results of operations. Litigation is, however, inherently uncertain, and AGFC cannot make assurances that it will prevail in any of these actions, nor can it estimate with reasonable certainty the amount of damages that it might incur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AGFC

The following discussion and analysis of the financial condition and results of operations of AGFC (“AGFC”) should be read in conjunction with “Selected Consolidated Financial Data of AGFC” and AGFC’s consolidated financial statements and the accompanying notes included elsewhere in this proxy statement/prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that AGFC believes are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under “Forward-Looking Statements,” “Risk Factors” and elsewhere in this proxy statement/prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. AGFC assumes no obligation to update any of these forward-looking statements.

Overview

AGFC is a bank holding company headquartered in Port Allen, Louisiana. Through its wholly-owned subsidiary, American Gateway Bank, a Louisiana state chartered bank, AGFC provides a broad range of financial services tailored to meet the needs of both consumers and small to medium-sized businesses and professionals. Since its inception in 1905, its priority has been and continues to be creating shareholder value through the establishment of an attractive commercial banking franchise in Louisiana. AGFC considers its primary market to include the Baton Rouge Metropolitan Statistical Area. AGFC currently operates out of its Port Allen, Louisiana headquarters, with its main loan production office at the Coursey Blvd. branch in Baton Rouge, Louisiana and with four additional branch locations in East Baton Rouge Parish, two additional branch locations in West Baton Rouge Parish, and one branch location in both Livingston and Ascension Parishes. As of September 30, 2014, AGFC had total assets of $362.2 million, gross total loans of $168.6 million, total deposits of $259.1 million and total stockholders’ equity of $44.1 million.

As a bank holding company operating through one market segment, community banking, AGFC generates most of its revenues from interest income on loans, customer service and loan fees, and interest income from securities. AGFC incurs interest expense on deposits and borrowed funds, and noninterest expenses, such as salaries and employee benefits, occupancy expenses, and other operating expenses. AGFC analyzes its ability to maximize income generated from interest earning assets less the expense of its liabilities through its net interest margin. Net interest margin is a ratio calculated, for the applicable period, by dividing net interest income by average interest-earning assets. Net interest income, for the applicable period, is the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings, which are used to fund those assets.

Changes in the market interest rates and the interest rates AGFC earns on interest-earning assets or pays on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities and stockholders’ equity, are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in AGFC’s loan portfolio are affected by, among other factors, economic and competitive conditions in the Baton Rouge Metropolitan Statistical Area, as well as developments affecting the real estate and construction industry, financial services, insurance, transportation, manufacturing and industrial sectors within its target market.

Regulatory Matters

On December 21, 2011, American Gateway Bank entered into a Consent Order (“Consent Order”) with the FDIC and the Louisiana OFI. Pursuant to the Order, American Gateway Bank agreed, among other things, to

(1) reduce its classified assets, (2) reduce its concentrations in commercial real estate lending, (3) improve liquidity, contingency funding, interest rate risk, and asset liability management, (4) revise its strategic plan, and (5) maintain certain capital ratios. American Gateway Bank also agreed under the Consent Order that it would not declare or pay any cash dividends without the prior written consent of the Regional Director of the FDIC and the Commissioner of the Louisiana OFI. The Consent Order was terminated effective February 15, 2013.

American Gateway Bank has a current, informal agreement with the FDIC and the Louisiana OFI pursuant to which it has agreed, among other things, to (1) reduce its classified assets, (2) reduce its concentrations in commercial real estate lending, and (3) improve its asset/liability and interest rate risk management. In addition, the current agreement provides that American Gateway Bank will not pay dividends without the prior written consent of the Regional Director of the FDIC, the Commissioner of the Louisiana OFI and the Federal Reserve Bank of Atlanta.

Results of Operations for the Nine Months Ended September 30, 2014 and 2013

Net Interest Income

AGFC’s operating results depend primarily on its net interest income, calculated as the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Fluctuations in market interest rates impact the yield and rates paid on interest sensitive assets and liabilities. Changes in the amount and type of interest-earning assets and interest-bearing liabilities also impact net interest income. The variance driven by the changes in the amount and mix of interest-earning assets and interest-bearing liabilities is referred to as a “volume change.” Changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds are referred to as a “rate change.”

To evaluate net interest income, AGFC measures and monitors (1) yields on its loans and other interest-earning assets, (2) the costs of its deposits and other funding sources, (3) its net interest spread and (4) its net interest margin. Net interest spread is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities. Net interest margin, for the applicable period, is calculated as net interest income divided by average interest-earning assets. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits and stockholders’ equity also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources. AGFC calculates average assets, liabilities, and stockholders’ equity using daily averages, and includes loan fees in the interest income computation.

For the nine months ended September 30, 2014, net interest income totaled $8.1 million, and net interest margin and net interest spread were 3.11% and 2.82%, respectively. For the nine months ended September 30, 2013, net interest income totaled $8.9 million and net interest margin and net interest spread were 3.30% and 3.00%, respectively. The decreases in net interest margin and net interest spread were primarily attributable to the decline in the size of the loan portfolio due to workout efforts and overall weak demand, as well as a decrease in the average yield on the loan portfolio due to the low interest rate environment and its impact on competitive loan pricing. In addition, market yields on new loan originations were generally below the average yield of amortizing or paid-off loans. Continued weak loan demand, combined with the runoff of higher yielding loan balances, will continue to pressure net interest margin and net interest spread. The decrease in the cost of interest-bearing liabilities for the nine months ended September 30, 2014 compared to September 30, 2013 is primarily the result of the payoff in full of the maturing Federal Home Loan Bank (“FHLB”) advances. Reductions in rates paid on interest-bearing deposits for the nine months ended September 30, 2014 and September 30, 2013 also positively impacted net interest margin for each nine month period.

The following table presents, for the periods indicated, an analysis of net interest income by each major category of interest-earning assets and interest-bearing liabilities, the average amounts outstanding and the interest earned or paid on such amounts. The table also sets forth the average rate earned on interest-earning assets, the average rate paid on interest-bearing liabilities, and the net interest margin on average total interest-earning assets for the same periods. Interest earned on loans that are classified as nonaccrual is not recognized in income; however, the balances are reflected in average outstanding balances for the period. For the nine months ended September 30, 2014 and 2013, interest income not recognized on nonaccrual loans was not material. Any nonaccrual loans have been included in the table as loans carrying a zero yield.

	As of and For the Nine Months Ended September 30,
	2014			2013
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
	(Dollars in thousands) (Unaudited)
Assets
Interest-earning assets:
Total loans	$172,557	$7,249	5.62%	$196,282	$8,681	5.91%
Securities available for sale	120,142	2,625	2.92%	116,106	2,563	2.95%
Interest-bearing deposits in other banks	54,275	100	0.25%	45,669	81	0.24%
Fed funds sold	285	—	0.00%	281	—	0.00%
FHLB stock	2,544	7	0.37%	3,389	10	0.39%

Total interest-earning assets	349,803	9,981	3.81%	361,727	11,335	4.19%
Allowance for loan losses	(2,145)			(3,053)
Noninterest-earning assets	22,248			27,865

Total assets	$369,906	$9,981		$386,539	$11,335

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
Interest-bearing deposits	$194,302	$561	0.39%	$195,398	$690	0.47%
Advances from FHLB	55,019	1,292	3.14%	73,087	1,720	3.15%
Customer repurchase agreements	2,018	3	0.20%	1,491	2	0.18%

Total interest-bearing liabilities	251,339	1,856	0.99%	269,976	2,412	1.19%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	74,112			72,080
Other liabilities	1,291			1,929

Total noninterest-bearing liabilities	75,403			74,009
Stockholders’ equity	43,164			42,554

Total liabilities and stockholders’ equity	$369,906	$1,856		$386,539	$2,412

Net interest rate spread(1)			2.82%			3.00%
Net interest income		$8,125			$8,923

Net interest margin(2)			3.11%			3.30%

(1)	Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.
(2)	Net interest margin is equal to net interest income divided by average interest-earning assets.

The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities, and distinguishes between the changes attributable to changes in volume, changes attributable to changes in interest rates, and changes in rate/volume mix.

	For the Nine Months Ended September 30, 2014 compared to the Nine Months Ended September 30, 2013
	Increase (Decrease) due to change in
	Volume	Rate	Mix	Total
	(Dollars in thousands) (Unaudited)
Interest-earning assets:
Total loans	$(1,049)	$(435)	$52	$(1,432)
Securities available for sale	89	(26)	(1)	62
Interest-earning deposits in other banks	15	3	1	19
Fed funds sold	—	—	—	—
FHLB stock	(2)	(1)	—	(3)

Total increase (decrease) in interest income	(947)	(459)	52	(1,354)

Interest-bearing liabilities:
Interest-bearing deposits	(4)	(125)	—	(129)
Advances from FHLB	(425)	(4)	1	(428)
Customer repurchase agreements	1	—	—	1

Total increase (decrease) in interest expense	(428)	(129)	1	(556)

Increase (decrease) in net interest income	$(519)	$(330)	$51	$(798)

Provision for Loan Losses

AGFC’s provision for loan losses is a charge to income to bring its allowance for loan losses to a level considered appropriate by management and AGFC’s board of directors. For a description of the factors taken into account by AGFC’s management in determining the allowance for loan losses see “—Financial Condition—Allowance for Loan Losses.” The provision for loan losses was $250,000 for the nine months ended September 30, 2014 compared to $150,000 for the comparable prior year period. The increase in the provision for loan losses for the nine months ended September 30, 2014 was the amount necessary to maintain loan loss reserves at a level consistent with AGFC policies, and to replenish the reserve for loan losses from net charge-off activity, net of the impact by the reduction in general reserves as a result of shrinkage in the loan portfolio and declining historical loss rates.

Noninterest Income

AGFC’s primary sources of recurring noninterest income are service charges on deposit accounts, ATM and debit card activity fees, and income from bank-owned life insurance. The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Nine Months Ended September 30,		Increase (Decrease)
	2014	2013
	(Dollars in thousands) (Unaudited)
Noninterest income:
Service charges on deposit accounts	$1,043	$957	$86
ATM and debit card service and activity fees	532	513	19
Gain on sale of loans	16	405	(389)
Bank-owned life insurance income	229	101	128
Realized gain (loss) on sale of securities	301	101	200
Net other than temporary impairment losses on investments	—	(87)	87
Other	236	268	(32)

Total noninterest income	$2,357	$2,258	$99

Noninterest income for the nine months ended September 30, 2014 increased $99,000 or 4.4% to $2.4 million compared to noninterest income of $2.3 million for the same period in 2013. The primary components of the increase were as follows:

Service charges on deposit accounts. AGFC earns fees from its customers for deposit-related services, and these fees constitute a significant and predictable component of its noninterest income. Service charges on deposit accounts were $1.0 million for both of the nine month periods ended September 30, 2014 and September 30, 2013.

ATM and debit card service and activity fees. AGFC earns service and activity fees based upon customer usage of various banking products such as ATM and debit cards, and represent a reliable recurring source of noninterest income. ATM and debit card service and activity fee income was $532,000 for the nine months ended September 30, 2014 compared to $513,000 for the respective prior year period.

Gain on sale of loans. Gain on sale of loans was $16,000 for the nine months ended September 30, 2014 compared to $405,000 for the same prior year period, representing a decrease of $389,000 or 96.0%. This decrease was as a result of exiting the business of originating long-term fixed-rate mortgage loans for resale into the secondary market effective January 1, 2014, due to various market conditions including reduced refinancing activity because of rising rates, smaller loan sizes, and reliance on investor underwriting which exceeded lock periods.

Bank-owned life insurance income. AGFC purchased bank-owned life insurance in 2002 due to its attractive nontaxable return and protection against the loss of its key employees. AGFC records income based on the growth of the cash surrender value of these policies as well as the annual yield. Income from bank-owned life insurance increased $128,000 for the nine months ended September 30, 2014 compared to the same period in 2013. The increase in income was primarily attributable to the death of a retired key employee and the resulting receipt of death benefits totaling $137,000. AGFC earned a weighted average net yield on these policies of 2.8% as of September 30, 2014 compared to 3.0% as of September 30, 2013. The decline in yield over the period was the result of a decline in market interest rates.

Realized gain (loss) on sale of securities. AGFC’s securities sales transactions during 2013 and 2014 were primarily to improve transactional liquidity, reduce overall interest rate risk, improve portfolio concentrations, and reduce credit exposure within the portfolio. Gain on sale of investment securities totaled $301,000 and $101,000 for the nine months ended September 30, 2014 and 2013, respectively.

Other. This category includes a variety of other income producing activities including wire transfer and official check fees, credit card fees, and revenue from insurance subsidiary activities. Other income decreased $32,000 or 11.9% for the nine months ended September 30, 2014 compared to the same period in 2013, primarily due to a decrease in insurance subsidiary related income.

Noninterest Expense

Generally, noninterest expense is comprised of all employee expenses and costs associated with operating AGFC’s facilities, obtaining and retaining customer relationships, and providing bank services. The major component of noninterest expense is salaries and employee benefits. Noninterest expense also includes operational costs, such as occupancy and equipment expense, depreciation and amortization expense, legal and professional fees, regulatory assessments, data processing costs, and advertising and promotion expenses.

The following table presents, for the periods indicated, the major categories of noninterest expense:

	For the Nine Months Ended September 30,		Increase (Decrease)
	2014	2013
	(Dollars in thousands) (Unaudited)
Salaries and employee benefits	$4,380	$4,812	$(432)
Non-staff expenses:
Occupancy and equipment expense	810	836	(26)
Depreciation and amortization	512	579	(67)
Advertising and promotions	256	311	(55)
Data processing	450	450	—
Directors fees	158	154	4
Regulatory assessments	404	383	21
Legal and professional fees	378	285	93
Service charges—other institutions	323	347	(24)
Telephone expenses	120	156	(36)
Loan collection costs	100	107	(7)
Net other real estate and repossession expenses	212	413	(201)
Other	661	736	(75)

Total noninterest expense	$8,764	$9,569	$(805)

Noninterest expense for the nine months ended September 30, 2014 decreased $805,000 or 8.4% to $8.8 million compared to noninterest expense of $9.6 million for the same period in 2013. The most significant components of the decrease were as follows:

Salaries and employee benefits. Salaries and employee benefits are the largest component of noninterest expense and include payroll expense, the cost of incentive compensation, benefit plans, health insurance and payroll taxes. Salaries and employee benefits were $4.4 million for the nine months ended September 30, 2014 compared to $4.8 million for the same period in 2013. Staff reductions contributed to the decline in salaries and employee benefits expense.

Occupancy and equipment expense. Expense associated with occupancy and equipment was $810,000 for the nine months ended September 30, 2014 compared to $836,000 for the same period of 2013. This decrease of $26,000 was due primarily to the 2013 closure of the Downtown branch, and a reduced level of repairs and maintenance costs.

Depreciation and amortization. Depreciation and amortization costs were $512,000 and $579,000 for the nine months ended September 30, 2014 and 2013, respectively. This category includes building, leasehold, furniture, fixtures, EDP equipment and software depreciation and amortization expenses. The decrease of $67,000 was due to a lower level of capital expenditures and aged assets becoming fully depreciated.

Legal and professional fees. Legal and professional fees include legal, audit, loan review, investment advisory and management, regulatory compliance, information technology, and consulting services. These fees were $378,000 and $285,000 for the nine months ended September 30, 2014 and 2013, respectively. The increase of $93,000 was directly attributable to additional legal and professional fees incurred in conjunction with the pending merger.

Net other real estate and repossession expenses. Net other real estate and repossession expenses include property holding and maintenance costs, the related property write-downs, and net gains (losses) on the sale of these assets. Expenses related to other real estate owned were $212,000 and $413,000 for the nine months ended September 30, 2014 and 2013, respectively. The decrease of $201,000 was due to a reduction in the size and number of properties comprising other real estate owned. AGFC sold 12 other real estate owned properties and foreclosed on 8 additional properties between September 30, 2013 and September 30, 2014, reducing the number of properties held from 21 as of September 30, 2013 to 17 as of September 30, 2014. Although lower than in previous years, the average size of the other real estate owned increased from $94,000 at September 30, 2013 to $109,000 at September 30, 2014. Write-downs totaled $103,000 and $76,000 for the nine months ended September 30, 2014 and 2013, respectively. The increase of $27,000 primarily related to write-downs associated with three properties which were ultimately sold during 2014 at a nominal gain or loss.

Other. This category includes operating and administrative expenses including ad valorem shares taxes, armored car service, small hardware and software purchases, supplies, postage, liability and surety bond insurance premiums, recruiting costs, and business development expenses (i.e. travel and entertainment, donations and club memberships). Other noninterest expenses decreased $75,000 for the nine months ended September 30, 2014 compared to the same period in 2013. The lower costs incurred in 2014 were primarily attributable to reduced ad valorem shares taxes, surety bond premiums, and recruiting costs.

Income Tax Expense

The amount of income tax expense is influenced by the amounts of AGFC’s pre-tax income, tax-exempt income and other nondeductible expenses. Deferred tax assets and liabilities are reflected at currently enacted income tax rates in effect for the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

No provision for income taxes was necessary for the nine months ended September 30, 2014 compared to income tax expense of $51,000 for the same period in 2013. The decrease was primarily attributable to the increase in tax-exempt income as a result of the receipt of death benefits from the bank-owned life insurance. AGFC’s effective tax rates for the nine months ended September 30, 2014 and 2013 were 0% and 3.52%, respectively. AGFC’s effective tax rates for both periods were affected primarily by tax-exempt income generated by bank-owned life insurance, municipal bond interest, and other nondeductible expenses.

Results of Operations For the Years Ended December 31, 2013, 2012 and 2011

Net Interest Income

For additional information on net interest income and how AGFC measures and monitors it, see “—Results of Operations for the Nine Months Ended September 30, 2014 and 2013—Net Interest Income.”

2013 vs. 2012. Net interest income for 2013 was $11.8 million compared to $12.6 million for 2012, a decrease of $795,000 or 6.3%. The decrease in net interest income was primarily due to a $2.2 million or 13.1% decrease in interest income, which was partially offset by a $1.4 million or 31.9% decrease in interest expense. The decline in interest income for the year ended December 31, 2013 compared to 2012 was attributable to several factors including: 1) a $21.4 million decline in average interest-earning loans outstanding, 2) a $22.2 million decline in average interest-earning securities available for sale, and 3) a $22.0 million increase in interest-bearing deposits held at the Federal Reserve Bank. The net $22.2 million decline in interest-earning assets combined with the change in the composition of interest-earning assets resulted in a 35 basis point decrease in the yield on interest-earning assets for the year ended December 31, 2013 compared to 2012. The decline in average interest-earning loans outstanding was due to continued workout efforts and weak loan demand in the non-real estate sectors. The decrease in the average yield on the loan portfolio was also attributable to the low interest rate environment and its impact on competitive loan pricing, as well as the fact that market yields on new loan originations were below the average yield of amortizing or paid-off loans. Also, to reduce the aggregate risk within the securities portfolio as a percentage of capital, the cash flow from the securities portfolio was reinvested in targeted shorter duration, low price risk mortgage-backed securities only to the extent necessary for collateral purposes, or the funds were held on deposit at the Federal Reserve Bank, both at significantly lower yields. Because the factors noted above continue to affect AGFC’s performance, continued interest rate pressure is expected on its total interest-earning assets. Interest income on loans was $11.3 million for 2013, a decrease of $1.4 million or 10.9% compared to 2012 due to the decline in average interest-earning loans outstanding. Interest income on securities was $3.4 million during 2013, a decrease of $905,000 over 2012 due to the continued low rate environment and allowing the runoff of portfolio cash flows.

Interest expense was $3.1 million for 2013, a decrease of $1.4 million over 2012. Average interest-bearing deposits decreased $14.3 million for 2013 compared to 2012, which was comprised of a $24.3 million reduction in the average time deposit balances that was partially offset by a $10.0 million increase in average interest bearing transaction, money market and savings account balances. For the same period, the average rate on interest-bearing deposits decreased from 0.79% to 0.46%, resulting in a $744,000 decrease in the related interest expense. Due to continuing efforts to reduce AGFC’s reliance on wholesale funding sources, maturing FHLB advances are being paid in full as they mature, which resulted in a $17.1 million reduction in average outstanding FHLB advances for 2013 compared to 2012. For the same period, the average rate on FHLB advances decreased from 3.32% to 3.13%, resulting in a $696,000 reduction in the related interest expense.

Net interest income was also favorably impacted by a $4.0 million or 5.9% increase in average noninterest-bearing deposits during 2013, which was primarily attributable to growth in customer relationships and noninterest-bearing checking accounts. Average cost of funds, including noninterest-bearing deposits, decreased 32 basis points to 0.91% for the year ended December 31, 2013 from 1.23% for the year ended December 31, 2012. Net interest margin, defined as net interest income divided by average interest-earning assets for 2013 was 3.29%, a decrease of 2 basis points compared to 3.31% for 2012.

2012 vs. 2011. Net interest income for 2012 was $12.6 million compared to $13.8 million for 2011, a decrease of $1.2 million or 9.0%. The decrease in net interest income was primarily due to a $2.3 million decrease in interest income which was partially offset by a corresponding $1.1 million reduction in interest expense. The decline in interest income was primarily attributable to a $41 million or 16.1% decrease in average interest-earning loans outstanding for 2012 compared to 2011, as a result of workout efforts and weak loan demand. The decline in interest income was also impacted by a decrease of 21 basis points in its yield on interest-earning assets, which resulted primarily from the decline in yield on its securities portfolio. The decrease in the average yield on the securities portfolio from 3.35% for the year ended December 31, 2011 to 3.14% for 2012 was primarily due to the low interest rate environment. Interest income on loans was $12.7 million for 2012, a decrease of $2.4 million compared to 2011. Interest income on securities was $4.3 million during 2012, an increase of $62,000 from 2011 due to a $10.5 million increase in the average interest-earning balances of the investment portfolio which was partially offset by a 21 basis point decline in average yield on the securities portfolio in 2012 compared to 2011.

The average balance of interest-bearing liabilities decreased by $34.6 million or 10.5% in 2012 compared to 2011, and the average rate on interest-bearing liabilities decreased 15 basis points, resulting in total interest expense decreasing from $5.6 million to $4.5 million for the years ended December 31, 2011 and 2012, respectively. Average interest-bearing demand deposits, money market and savings accounts increased $8.9 million for 2012 compared to 2011 due to growth in customer relationships. Average certificates and other time deposits decreased by $35.1 million or 27% in 2012 compared to 2011 due to the low rate environment and competitive pricing within the market whereby higher rate maturing CDs moved out of the bank. Overall, the average rate on interest bearing deposits decreased from 1.06% to 0.79% for the years ended December 31, 2011 and 2012, respectively.

Net interest income was also positively impacted by a $1.8 million, or 2.7% increase in average noninterest-bearing deposits during 2012, which was primarily attributable to growth in customer relationships and noninterest-bearing checking accounts. Average cost of funds decreased 16 basis points to 1.23% for 2012 from 1.39% for 2011. Net interest margin for 2012 was 3.31%, a decrease of 5 basis points compared to 3.36% for 2011.

The following table presents, for the periods indicated, the total dollar amount of average outstanding balances, interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Average outstanding balances for each of the years presented are daily average balances. Any nonaccrual loans have been included in the table as loans carrying a zero yield.

	As of and For the Years Ended December 31,
	2013			2012			2011
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
	(Dollars in thousands)
Assets
Interest-earnings assets:
Total loans	$192,118	$11,341	5.90%	$213,493	$12,727	5.96%	$254,503	$15,079	5.92%
Securities available for sale	114,179	3,380	2.96%	136,407	4,285	3.14%	125,951	4,223	3.35%
Interest-bearing deposits in other banks	47,883	115	0.24%	25,927	58	0.22%	26,126	57	0.22%
Fed funds sold	275	—	0.00%	179	—	0.00%	125	—	0.00%
FHLB stock	3,221	13	0.40%	3,890	15	0.39%	4,408	17	0.39%

Total interest-earning assets	357,676	14,849	4.15%	379,896	17,085	4.50%	411,113	19,376	4.71%
Allowance for loan losses	(2,859)			(3,807)			(4,615)
Noninterest-earnings assets	26,428			32,782			30,652

Total assets	$381,245	$14,849		$408,871	$17,085		$437,150	$19,376

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
Interest-bearing deposits	$192,972	$889	0.46%	$207,271	$1,633	0.79%	$233,408	$2,467	1.06%
Advances from FHLB	69,543	2,180	3.13%	86,595	2,876	3.32%	93,604	3,090	3.30%
Customer repurchase agreements	1,483	3	0.20%	1,823	4	0.22%	3,276	8	0.24%

Total interest-bearing liabilities	263,998	3,072	1.16%	295,689	4,513	1.53%	330,288	5,565	1.68%
Noninterest-bearing liabilities:
Noninterest-bearing deposits	72,916			68,876			67,052
Other liabilities	1,911			2,688			1,741

Total noninterest-bearing liabilities	74,827			71,564			68,793
Stockholders’ equity	42,420			41,618			38,069

Total liabilities and stockholders’ equity	$381,245	$3,072		$408,871	$4,513		$437,150	$5,565

Net interest rate spread(1)			2.99%			2.97%			3.03%
Net interest income		$11,777			$12,572			$13,811

Net interest margin(2)			3.29%			3.31%			3.36%

(1)	Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.
(2)	Net interest margin is equal to net interest income divided by average interest-earning assets.

The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume, changes attributable to changes in interest rates, and changes in volume/rate mix.

	For the Years Ended December 31,
	2013 vs 2012 Increase (Decrease) Due to Change in				2012 vs 2011 Increase (Decrease) Due to Change in
	Volume	Rate	Mix	Total	Volume	Rate	Mix	Total
	(Dollars in thousands)
Interest-earning assets:
Total loans	$(1,274)	$(124)	$12	$(1,386)	$(2,430)	$93	$(15)	$(2,352)
Securities available for sale	(698)	(247)	40	(905)	350	(266)	(22)	62
Interest-earning deposits in other banks	49	4	4	57	—	1	—	1
Fed funds sold	—	—	—	—	—	—	—	—
FHLB stock	(3)	1	—	(2)	(2)	—	—	(2)

Total increase (decrease) in interest income	(1,926)	(366)	56	(2,236)	(2,082)	(172)	(37)	(2,291)

Interest-bearing liabilities:
Interest-bearing deposits	(113)	(678)	47	(744)	(276)	(628)	70	(834)
Advances from FHLB	(566)	(162)	32	(696)	(232)	19	(1)	(214)
Customer repurchase agreements	(1)	—	—	(1)	(3)	(1)	—	(4)

Total increase (decrease) in interest expense	(680)	(840)	79	(1,441)	(511)	(610)	69	(1,052)

Increase (decrease) in net interest income	$(1,246)	$474	$(23)	$(795)	$(1,571)	$438	$(106)	$(1,239)

Provision (Credit) for Loan Losses

The provision for loan losses for the year ended December 31, 2013 was $400,000 compared to a credit of $250,000 for the year ended December 31, 2012. The increase in provision expense was the amount necessary to maintain loan loss reserves at a level consistent with AGFC policies, and to replenish the reserve from loan net charge-off activity, net of the impact by the reduction in general reserves as a result of shrinkage in the loan portfolio and declining historical loss rates. The reversal of excess loan loss reserves during the year ended December 31, 2012 was as a result of improving loss experience rates and reductions in the size of the loan portfolio. Net charge-offs for the years ended December 31, 2013 and 2012 were $1.6 million and $728,000, respectively. This increase was the result of an increase in gross charge-offs from $1.1 million for the year ended December 31, 2012 to $1.8 million for the year ended December 31, 2013 and a decrease in recoveries from $389,000 for the year ended December 31, 2012 to $138,000 for the year ended December 31, 2013. The increase in gross charge-offs was largely the result of a decline in the collateral value of a single property securing an impaired real estate loan.

Noninterest Income

For the year ended December 31, 2013, noninterest income totaled $3.2 million, an increase of $329,000 or 11.5% compared to 2012. The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Years Ended December 31,			Increase (Decrease)
	2013	2012	2011	2013 v 2012	2012 v 2011
	(Dollars in thousands)
Noninterest income:
Service charges on deposit accounts	$1,336	$1,085	$1,237	$251	$(152)
ATM and debit card service and activity fees	695	666	668	29	(2)
Gain on sale of loans	474	649	512	(175)	137
Bank-owned life insurance income	134	139	142	(5)	(3)
Realized gain (loss) on sale of securities	293	93	36	200	57
Net other than temporary impairment losses on investments	(87)	(107)	(1,100)	20	993
Other	342	333	324	9	9

Total noninterest income	$3,187	$2,858	$1,819	$329	$1,039

Service charges on deposit accounts. Service charges on deposit accounts increased $251,000 or 23.1% in 2013 compared to 2012 primarily due to deposit product restructuring. The decrease of $152,000 or 12.3% in 2012 compared to 2011 was due primarily to a decrease in the number of deposit accounts. The number of transaction, money market and savings deposit accounts decreased by 1.8% between December 31, 2011 and December 31, 2012, and 7.2% between December 31, 2012 and December 31, 2013.

ATM and debit card service and activity fees. AGFC earns service and activity fees based upon customer usage of various banking products such as ATM and debit cards, and represent a reliable recurring source of noninterest income. ATM and debit card service and activity fee income was $695,000, $666,000 and $668,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

Gain on sale of loans. Gain on sale of loans decreased $175,000 or 27% in 2013 compared to 2012 due to reduced refinancing activity because of rising rates, smaller loan sizes, and reliance on investor underwriting which exceeded lock periods. As a result of market conditions, the mortgage department operations were closed effective January 1, 2014. AGFC sold 108 loans in 2013 with an average gain on sale of $4,000 compared to 141 loans in 2012 with an average gain on sale of $5,000.

Realized gain (loss) on sale of securities. AGFC’s securities sales transactions during 2011 through 2013 were primarily to improve transactional liquidity, reduce overall interest rate risk, improve portfolio concentrations, and reduce credit exposure within the portfolio. Gain on sale of investment securities was $293,000, $93,000 and $36,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

Net other than temporary impairment losses on investments. Net other than temporary impairment losses on investments were $87,000, $107,000 and $1.1 million for the years ended December 31, 2013, 2012 and 2011, respectively, which included other than temporary impairment losses on AGFC’s private-label CMOs totaling $87,000, $107,000 and $158,000 for the years then ended. All of AGFC’s private-label CMO holdings were sold as of December 31, 2013. In addition, a $942,000 other than temporary impairment loss on a municipal community development bond was recognized during the year ended December 31, 2011, and the bond was ultimately sold as of December 31, 2011.

Noninterest Expense

For the year ended December 31, 2013, noninterest expense totaled $12.6 million, a decrease of $1.1 million or 8.3% compared to 2012. For the year ended December 31, 2012, noninterest expense totaled $13.7 million, an increase of $347,000 or 2.6% compared to $13.4 million for the same period in 2011. The following table presents, for the periods indicated, the major categories of and changes in noninterest expense:

	For the Years Ended December 31,			Increase (Decrease)
	2013	2012	2011	2013 v 2012	2012 v 2011
	(Dollars in thousands)
Salaries and employee benefits	$6,377	$6,404	$6,155	$(27)	$249
Non-staff expenses:
Occupancy and equipment expense	1,088	1,087	1,008	1	79
Depreciation and amortization	759	836	889	(77)	(53)
Advertising and promotions	370	346	391	24	(45)
Data processing	594	679	759	(85)	(80)
Directors fees	202	216	216	(14)	—
Regulatory assessments	525	960	749	(435)	211
Legal and professional fees	398	466	452	(68)	14
Service charges—other institutions	445	476	465	(31)	11
Telephone expenses	192	244	251	(52)	(7)
Loan collection costs	145	233	287	(88)	(54)
Net other real estate and repossession expenses	563	843	677	(280)	166
Other	928	939	1,083	(11)	(144)

Total noninterest expense	$12,586	$13,729	$13,382	$(1,143)	$347

Salaries and employee benefits. Salaries and employee benefits decreased by $27,000 between 2012 and 2013 primarily as a result of reduced group insurance costs. Salaries and employee benefits increased $249,000 to $6.4 million for 2012 compared to $6.2 million for 2011, primarily because of increased salaries of $119,000 and the impact of a one-time reduction in deferred compensation costs totaling $141,000 in 2011. Full-time employee counts were 99, 103, and 104 as of December 31, 2013, 2012, and 2011, respectively.

Data processing. Data processing expenses were $594,000, $679,000, and $759,000 for the years ended December 31, 2013, 2012, and 2011, respectively. The consistent decline in data processing costs was primarily as a result of renegotiated provider contracts and continual reevaluation of vendor products and services.

Regulatory assessments. Regulatory expenses were $525,000, $960,000, and $749,000 for the years ended December 31, 2013, 2012, and 2011, respectively. The decrease in assessments during 2013 compared to the prior year period is primarily attributable to a lower FDIC assessment rate as a result of the February 15, 2013 termination of the Consent Order. Likewise, the increase in assessments for the year ended December 31, 2012 compared to the prior year was the higher assessment rate as a result of the December 21, 2011 Consent Order, net of the impact of a smaller balance sheet.

Legal and professional fees. Legal and professional fees include legal, audit, loan review, investment advisory and management, regulatory compliance, information technology, and consulting services. These fees were $398,000, $466,000, and $452,000 for the years ended December 31, 2013, 2012, and 2011, respectively. The non-recurring increase in fees incurred during 2012 and 2011 was directly attributable to regulatory matters as previously noted in the section “Regulatory Matters.”

Telephone expenses. Telephone expenses were $192,000, $244,000, and $251,000 for the years ended December 31, 2013, 2012, and 2011, respectively. The decrease in costs for the year ended December 31, 2013 compared to 2012 was due to renegotiating the vendor contract with AGFC’s primary communications provider.

Loan collection costs. Loan collection costs totaled $145,000, $233,000, and $287,000 for the years ended December 31, 2013, 2012, and 2011, respectively. The continuing decrease in annual costs is attributed to a lower level of delinquencies and improving credit quality of the loan portfolio, as well as reduced foreclosure activity.

Net other real estate and repossession expenses. Net other real estate and repossession expenses include property holding and maintenance costs, the related property write-downs, and net gains (losses) on the sale of these assets. Net expenses related to other real estate owned were $563,000, $843,000, and $677,000 for the years ended December 31, 2013, 2012, and 2011, respectively. The decrease of $280,000 in 2013 compared to the prior year period was primarily as a result of a $390,000 write-down for a single property in 2012 which was non-recurring. The increase of $166,000 in 2012 compared to 2011 was directly attributable to the aforementioned write down for a single property in 2012 as well as a higher level of property holding and maintenance costs incurred in 2012 associated with that same asset which was acquired in 2011 and sold in 2013. AGFC sold 14 other real estate owned properties and foreclosed on 11 additional properties during 2013, reducing the number of properties held from 20 as of December 31, 2012 to 17 as of December 31, 2013. The average size of the other real estate owned declined to $97,000 at December 31, 2013 from $206,000 at December 31, 2012. AGFC sold 22 other real estate owned properties and foreclosed on 16 additional properties during 2012, reducing the number of properties held from 26 as of December 31, 2011 to 20 as of December 31, 2012. The average size of the other real estate owned increased from $188,000 at December 31, 2011 to $206,000 at December 31, 2012.

Other. This category includes operating and administrative expenses including ad valorem shares taxes, armored car service, small hardware and software purchases, supplies, postage, liability and surety bond insurance premiums, recruiting costs, and business development expenses (i.e. travel and entertainment, donations and club memberships). Other noninterest expenses decreased $11,000 for the year ended December 31, 2013 compared to 2012, and $144,000 for the year ended December 31, 2012 compared to 2011. The lower costs incurred in 2012 compared to 2011 are primarily attributed to lower assessed valuations in 2012 for ad valorem shares taxes, as well as lower general and administrative expenses.

Income Tax Expense

For the year ended December 31, 2013, income tax expense was $84,000 compared to $36,000 for the year ended December 31, 2012, and an income tax benefit of $1.0 million for the year ended December 31, 2011. The increase in income tax expense of $48,000 in 2013 was primarily attributable to lower tax-exempt municipal bond interest received in 2013 compared to 2012. The tax benefit recognized in 2011 was due to the receipt of $1.9 million tax-exempt municipal bond interest and the $1.1 million loss before income taxes incurred for the year then ended. AGFC’s effective income tax rates for the years ended December 31, 2013, 2012 and 2011 were 4.24%, 1.86%, and a benefit of 89.43%, respectively.

Financial Condition

AGFC’s assets decreased $21.3 million or 5.6% from $383.5 million as of December 31, 2013 to $362.2 million as of September 30, 2014, and decreased $20.6 million or 5.1% from $404.2 million as of December 31, 2012 to $383.5 million as of December 31, 2013. AGFC’s asset shrinkage was primarily a result of focused deleveraging efforts, as well as continued loan workouts and sluggish loan demand.

Loan Portfolio

AGFC’s primary source of income is interest on loans to individuals, professionals, and small to medium-sized businesses and commercial companies located in the Baton Rouge Metropolitan Statistical Area. AGFC’s loan portfolio consists primarily of real estate secured loans including loans secured by commercial real estate, residential real estate, and construction and land development properties located in its primary market area. AGFC’s loan portfolio represents the highest yielding component of its earning asset base.

As of September 30, 2014, total loans were $168.6 million compared to $173.8 million as of December 31, 2013. Total loans as of December 31, 2013 represented a decrease of $33.4 million or 16.1% compared to $207.2 million as of December 31, 2012. These decreases were primarily due to sluggish loan demand in AGFC’s primary market area and to continued workout efforts. Of these amounts, $716,000 and $3.0 million in loans were classified as held for sale as of December 31, 2013 and 2012, respectively. No loans were classified as held for sale as of September 30, 2014.

Total loans as a percentage of deposits were 65.1%, 63.2% and 74.8% as of September 30, 2014 and December 31, 2013 and 2012, respectively. Total loans as a percentage of assets were 46.5%, 45.3% and 51.3% as of September 30, 2014 and December 31, 2013 and 2012, respectively.

The following table summarizes the loan portfolio of AGFC by type of loan as of the dates indicated:

	As of September 30, 2014		As of December 31,
			2013		2012		2011		2010		2009
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Unaudited)		(Dollars in thousands)
Real estate:
Construction and land	$39,106	23.2%	$37,924	21.9%	$43,454	21.3%	$50,760	21.7%	$69,293	24.9%	$86,001	27.5%
1-4 family residential	47,548	28.2%	50,670	29.3%	57,796	28.3%	66,848	28.6%	70,296	25.3%	72,169	23.1%
Multi-family residential	8,584	5.1%	8,788	5.1%	9,303	4.6%	10,803	4.6%	9,951	3.6%	8,272	2.7%
Nonfarm nonresidential	59,257	35.1%	62,182	35.9%	79,808	39.1%	85,828	36.7%	101,688	36.6%	113,263	36.3%
Commercial and industrial	11,426	6.8%	11,021	6.4%	10,699	5.2%	16,604	7.1%	23,423	8.4%	28,408	9.1%
Consumer	2,651	1.6%	2,484	1.4%	3,096	1.5%	2,913	1.3%	3,292	1.2%	4,122	1.3%

Total loans held for investment	$168,572	100.0%	$173,069	100.0%	$204,156	100.0%	$233,756	100.0%	$277,943	100.0%	$312,235	100.0%

Total loans held for sale	$—		$716		$3,031		$1,684		$1,472		$1,992
Construction and land. Construction and land development loans are comprised of loans to fund construction, land acquisition and land development construction. The properties securing the portfolio are located throughout the Baton Rouge Metropolitan Statistical Area, and are generally diverse in terms of type and include both residential and commercial properties.

Construction and land loans as of September 30, 2014 and December 31, 2013 totaled $39.1 million and $37.9 million, respectively. Construction and land loans as of December 31, 2013 represented a decrease of $5.5 million or 12.7% from $43.4 million as of December 31, 2012. The decrease in construction and land loans during 2013 primarily resulted from focused efforts to decrease AGFC’s concentration in speculative residential construction and land loans as well as the results of workout efforts.

1-4 family residential. AGFC’s 1-4 family residential loan portfolio is comprised of loans secured by single family homes, which are both owner-occupied and investor owned. AGFC’s 1-4 family residential loans are characterized by small balances spread between many individual borrowers.

1-4 family residential loans as of September 30, 2014 compared to December 31, 2013 were $47.5 million and $50.7 million, respectively. 1-4 family residential loans as of December 31, 2013 decreased $7.1 million or 12.3% from $57.8 million as of December 31, 2012. The decrease in 1-4 family residential loans during 2013 primarily resulted from customer refinancing activity.

Nonfarm nonresidential. Nonfarm nonresidential loans are underwritten primarily based on projected cash flows and, secondarily, as loans secured by real estate. These loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the portfolio are located throughout the Baton Rouge Metropolitan Statistical Area and are generally diverse in terms of type. This diversity helps reduce the exposure to adverse economic events that affect any single industry.

Nonfarm nonresidential loans decreased $2.9 million or 4.7% to $59.3 million as of September 30, 2014 from $62.2 million as of December 31, 2013. This decrease primarily resulted from weak loan demand and customer refinancing activity. Nonfarm nonresidential loans as of December 31, 2013 represented a decrease of $17.6 million or 22.1% from $79.8 million as of December 31, 2012. The decrease in nonfarm nonresidential loans during 2013 mainly resulted from customer refinancing activity in the low interest rate environment combined with weak loan demand and the results of workout efforts.

Commercial & industrial loans. Commercial and industrial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and effectively. These loans are primarily made based on the identified cash flows of the borrower, and secondarily, on the underlying collateral provided by the borrower. Most commercial and industrial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and generally include personal guarantees.

Commercial and industrial loans increased $400,000 or 3.7% to $11.4 million as of September 30, 2014 from $11.0 million as of December 31, 2013. Commercial and industrial loans as of December 31, 2013 increased $300,000 or 3.0% from $10.7 million as of December 31, 2012. The increasing trend in commercial and industrial lending activity resulted from focused efforts to diversify AGFC’s loan portfolio combined with the improving local economy and the addition of an experienced commercial and industrial lending officer in late 2012.

Other loan categories. Other categories of loans included in the loan portfolio include multi-family residential loans and consumer loans. Neither loan category represents a significant portion of AGFC’s total loan portfolio.

The contractual maturity ranges of loans in AGFC’s loan portfolio and the amount of such loans with fixed and floating interest rates in each maturity range as of date indicated are summarized in the following tables:

	As of September 30, 2014
	One Year or Less	One Through Five Years	After Five Years	Total
	(Dollars in thousands)(Unaudited)
Real estate:
Construction and land	$26,823	$11,183	$1,100	$39,106
1-4 family residential	3,280	17,388	26,880	47,548
Multi-family residential	540	5,960	2,084	8,584
Nonfarm nonresidential	4,887	20,766	33,604	59,257
Commercial and industrial	6,086	5,200	140	11,426
Consumer	1,375	1,276	—	2,651

Total loans held for investment	$42,991	$61,773	$63,808	$168,572

Amounts with fixed rates	$23,248	$43,260	$1,811	$68,319
Amounts with floating rates	$19,743	$18,513	$61,997	$100,253

	As of December 31, 2013
	One Year or Less	One Through Five Years	After Five Years	Total
	(Dollars in thousands)
Real estate:
Construction and land	$27,535	$9,069	$1,320	$37,924
1-4 family residential	3,387	16,609	30,674	50,670
Multi-family residential	540	6,085	2,163	8,788
Nonfarm nonresidential	4,875	19,372	37,935	62,182
Commercial and industrial	5,975	5,010	36	11,021
Consumer	1,145	1,339	—	2,484

Total loans held for investment	$43,457	$57,484	$72,128	$173,069

Amounts with fixed rates	$25,520	$40,170	$3,230	$68,920
Amounts with floating rates	$17,937	$17,314	$68,898	$104,149

Nonperforming Assets

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on nonaccrual status when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. Generally, AGFC discontinues the accrual of interest when a loan becomes 90 days past due as to principal or interest. When placed on nonaccrual status, interest accrual is discontinued and all unpaid accrued interest is reversed. Subsequent cash receipts on nonaccrual loans are accounted for on the cost recovery method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

AGFC has several procedures in place to assist it in maintaining the overall quality of its loan portfolio. AGFC has established underwriting guidelines to be followed by its bankers, and AGFC also monitors its delinquency levels for any negative or adverse trends. There can be no assurance, however, that its loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

AGFC believes its conservative lending approach and focused management of nonperforming assets has resulted in sound asset quality and timely resolution of problem assets. AGFC had $6.9 million, $8.2 million, and $10.0 million in nonperforming assets as of September 30, 2014, December 31, 2013, and December 31, 2012, respectively. Included in nonperforming assets, AGFC had $5.0 million in nonperforming loans as of September 30, 2014 compared to $6.5 million and $5.9 million as of December 31, 2013 and 2012, respectively.

The following tables present information regarding nonperforming loans at the dates indicated:

	As of September 30, 2014 (Unaudited)	As of December 31,
		2013	2012	2011	2010	2009
		(Dollars in thousands)
Nonaccrual loans	$5,036	$6,506	$5,879	$8,603	$10,482	$7,805
Accruing loans 90 or more days past due	2	—	4	9	—	5

Total nonperforming loans	5,038	6,506	5,883	8,612	10,482	7,810

Other real estate owned:
Construction, land and land development	198	289	1,185	1,850	313	244
Commercial real estate	618	1,066	518	626	894	1,243
Residential real estate	1,033	295	2,411	2,419	3,221	1,093

Total other real estate owned	1,849	1,650	4,114	4,895	4,428	2,580

Total nonperforming assets	$6,887	$8,156	$9,997	$13,507	$14,910	$10,390

Restructured loans-nonaccrual	$836	$1,045	$2,185	$4,144	$4,580	$—
Restructured loans-accruing	$2,800	$2,738	$10,227	$8,166	$7,907	$8,502
Ratio of nonperforming loans to total loans	2.99%	3.76%	2.88%	3.68%	3.77%	2.50%
Ratio of nonperforming assets to total assets	1.90%	2.13%	2.47%	3.01%	3.34%	2.18%

	As of September 30, 2014 (Unaudited)	As of December 31,
		2013	2012	2011	2010	2009
		(Dollars in thousands)
Nonaccrual loans by category:
Real estate:
Construction and land	$666	$636	$1,697	$2,800	$4,486	$2,752
1-4 family residential	2,620	4,179	2,276	4,036	3,011	2,241
Multi-family residential	540	540	—	—	—	—
Nonfarm nonresidential	1,198	1,127	1,855	1,535	2,098	901
Commercial and industrial	12	24	51	218	792	1,777
Consumer	—	—	—	14	95	134

Total nonaccrual loans	$5,036	$6,506	$5,879	$8,603	$10,482	$7,805

Potential Problem Loans

From a credit risk standpoint, AGFC classifies loans in one of four categories: pass, special mention, substandard or doubtful. Loans classified as loss are charged-off. The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. AGFC reviews the ratings on credits on an ongoing basis. Ratings are adjusted to reflect the degree of risk and loss that is believed to be inherent in each credit as of each monthly reporting period. AGFC’s methodology is structured so that specific allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss).

Credits rated special mention have potential weaknesses which warrant close attention from management. If left uncorrected, these potential weaknesses may result in deterioration in credit worthiness and ability to repay. However, special mention assets are not adversely classified, and the potential weaknesses are not so pronounced as to expose AGFC to significant loss within the short-term. Such credits typically maintain the ability to perform within standard credit terms, and credit exposure is not as prominent as credits with a lower rating.

Credits rated substandard are those in which the normal repayment of principal and interest may be, or has been, jeopardized by reason of adverse trends or developments of a financial, managerial, economic or political nature, or significant weaknesses which exist in collateral. Substandard assets exhibit a well-defined weakness or weaknesses that jeopardize the liquidation of the credit. A protracted workout on these credits is a distinct possibility. Prompt corrective action is therefore required to reduce exposure and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such credits and a serious evaluation of the secondary support to the credit is performed.

The following tables summarize AGFC’s internal ratings of its loans as of the dates indicated. AGFC had no loans rated as doubtful as of the dates indicated:

	As of September 30, 2014
	Pass	Special Mention	Substandard	Total
	(Dollars in thousands) (Unaudited)
Real estate:
Construction and land	$37,615	$272	$1,219	$39,106
1-4 family residential	41,376	967	5,205	47,548
Multi-family residential	7,648	—	936	8,584
Nonfarm nonresidential	51,504	703	7,050	59,257
Commercial and industrial	11,362	53	11	11,426
Consumer	2,594	21	36	2,651

Total loans held for investment	$152,099	$2,016	$14,457	$168,572

	As of December 31, 2013
	Pass	Special Mention	Substandard	Total
	(Dollars in thousands)
Real estate:
Construction and land	$35,475	$751	$1,698	$37,924
1-4 family residential	43,552	1,006	6,112	50,670
Multi-family residential	4,565	3,683	540	8,788
Nonfarm nonresidential	54,221	715	7,246	62,182
Commercial and industrial	10,940	57	24	11,021
Consumer	2,446	—	38	2,484

Total loans held for investment	$151,199	$6,212	$15,658	$173,069

	As of December 31, 2012
	Pass	Special Mention	Substandard	Total
	(Dollars in thousands)
Real estate:
Construction and land	$37,936	$1,567	$3,951	$43,454
1-4 family residential	49,922	2,285	5,589	57,796
Multi-family residential	4,431	1,140	3,732	9,303
Nonfarm nonresidential	67,156	1,823	10,829	79,808
Commercial and industrial	10,244	242	213	10,699
Consumer	3,096	—	—	3,096

Total loans held for investment	$172,785	$7,057	$24,314	$204,156

Allowance for loan losses

AGFC maintains an allowance for loan losses that represents management and the board of directors’ best estimate of the loan losses and risks inherent in the loan portfolio. In determining the allowance for loan losses,

AGFC estimates specific reserves based on collateral values or the present value of estimated cash flows for impaired loans. The remainder of the allowance for loan losses is comprised of general reserves which are based on internally assigned risk classifications of loans, historical loan loss rates, changes in the nature of the loan portfolio, overall portfolio quality, industry concentrations, delinquency trends, current economic factors and the estimated impact of current economic conditions on certain historical loan loss rates. For additional discussion of AGFC’s methodology, please refer to “—Critical Accounting Policies—Allowance for loan losses.”

In connection with its review of the loan portfolio, AGFC considers risk elements attributable to particular loan types or categories in assessing the quality of individual loans. Some of the risk elements AGFC considers include:

•	for construction, land development and other land loans: the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or the ability to lease property constructed for lease, the quality and nature of contracts for presale or prelease, if any, experience and ability of the developer, and loan to value ratio;

•	for commercial mortgage loans and multifamily residential loans: the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner occupied properties, the loan to value ratio, the age and condition of the collateral, and the volatility of income, property value and future operating results typical of properties of that type;

•	for 1-4 family residential mortgage loans: the borrower’s ability to repay the loan, including a consideration of the debt to income ratio and employment and income stability, the loan to value ratio, and the age, condition and marketability of the collateral; and

•	for commercial & industrial loans: the operating results of the commercial, industrial or professional enterprise, the borrower’s business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category, and the value, nature and marketability of collateral.

As of September 30, 2014, the allowance for loan losses totaled $2.0 million or 1.2% of total loans held for investment. As of December 31, 2013, the allowance for loan losses totaled $2.1 million or 1.2% of total loans held for investment. As of December 31, 2012, the allowance for loan losses totaled $3.4 million or 1.6% of total loans held for investment.

The following table presents, as of and for the periods indicated, an analysis of the allowance for loan losses and other related data:

	As of and For the Nine Months Ended September 30, 2014	As of and For the Year Ended December 31,
	(Unaudited)	2013	2012	2011	2010	2009
		(Dollars in thousands)
Average loans outstanding(1)	$172,809	$192,398	$213,704	$254,669	$296,866	$310,755

Gross loans outstanding at end of period(1)	$168,572	$173,069	$204,156	$233,756	$277,943	$312,235

Allowance for loan losses at beginning of period	$2,107	$3,350	$4,328	$4,939	$4,089	$2,676
Provision for loan losses	250	400	(250)	3,380	4,530	2,415
Charge-offs:
Real estate:
Construction and land	—	197	98	2,562	395	37
1-4 family residential	282	382	740	695	751	161
Multi-family residential	7	601	—	—	—	—
Nonfarm nonresidential	194	453	120	216	480	63
Commercial and industrial	25	144	158	618	2,049	1,098
Consumer	—	4	1	77	190	15

Total charge-offs	508	1,781	1,117	4,168	3,865	1,374
Recoveries:
Real estate:
Construction and land	13	16	16	22	41	40
1-4 family residential	25	19	184	23	41	25
Multi-family residential	—	—	—	—	—	—
Nonfarm nonresidential	14	1	92	49	13	35
Commercial and industrial	67	88	57	61	61	263
Consumer	68	14	40	22	29	9

Total recoveries	187	138	389	177	185	372

Net charge-offs	321	1,643	728	3,991	3,680	1,002

Allowance for loan losses at end of period	$2,036	$2,107	$3,350	$4,328	$4,939	$4,089

Ratio of allowance to end of period loans	1.2%	1.2%	1.6%	1.9%	1.8%	1.3%
Annualized ratio of net charge-offs to average loans	0.2%	0.9%	0.3%	1.6%	1.2%	0.3%

(1)	Excluding loans held for sale.

The successful execution of AGFC’s problem loan workout efforts, as well as weak loan demand, is demonstrated by the downward trend in outstanding loan balances from December 31, 2009 to September 30, 2014. Gross loans, excluding loans held for sale, decreased from $312.2 million as of December 31, 2009 to $168.6 million as of September 30, 2014. As a result of portfolio shrinkage combined with improving credit quality and lower loss rates, AGFC’s provision has accordingly decreased during the same period. Further, annualized net charge-offs as a percent of average loans have declined from a high of 1.6% as of December 31, 2011 to 0.2% as of September 30, 2014.

Although AGFC believes that it has established its allowance for loan losses in accordance with accounting principles generally accepted in the United States and that the allowance for loan losses was adequate to provide for known and inherent losses within the portfolio at all times shown above, future provisions will be subject to ongoing evaluations of the risks in its loan portfolio. If AGFC experiences economic declines or if asset quality deteriorates, material additional provisions could be required.

The following table shows the allocation of the allowance for loan losses among loan categories and certain other information as of the dates indicated. The allocation of the allowance for loan losses as shown in the table should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will necessarily occur in these amounts or in the indicated proportions. The total allowance is available to absorb losses from any loan category.

	As of September 30, 2014		As of December 31,
			2013		2012		2011		2010		2009
	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total
	(Unaudited)		(Dollars in thousands)
Real estate:
Construction and land	$292	14.3%	$710	33.7%	$960	28.7%	$947	21.9%	$944	19.1%	$554	13.5%
1-4 family residential	857	42.1%	512	24.3%	913	27.2%	962	22.2%	946	19.2%	1,010	24.7%
Multi-family residential	231	11.4%	160	7.6%	25	0.7%	38	0.9%	35	0.7%	49	1.2%
Nonfarm nonresidential	505	24.8%	487	23.1%	699	20.9%	947	21.9%	1,006	20.4%	1,083	26.5%

Total real estate	1,885	92.6%	1,869	88.7%	2,597	77.5%	2,894	66.9%	2,931	59.4%	2,696	65.9%
Commercial and industrial	122	6.0%	193	9.2%	626	18.7%	1,189	27.4%	1,740	35.2%	1,287	31.5%
Consumer	29	1.4%	45	2.1%	127	3.8%	245	5.7%	268	5.4%	106	2.6%

Total allowance for loan losses	$2,036	100.0%	$2,107	100.0%	$3,350	100.0%	$4,328	100.0%	$4,939	100.0%	$4,089	100.0%

Securities

AGFC uses its securities portfolio to provide a source of liquidity, provide an appropriate return on funds invested, manage interest rate risk, meet collateral requirements, and meet regulatory capital requirements. As of September 30, 2014, the carrying amount of investment securities totaled $115.7 million compared to $121.5 million as of December 31, 2013, representing a decrease of $5.8 million or 4.8%. The balance in the securities portfolio as of December 31, 2013 represented a decrease of $5.8 million or 4.6% compared to $127.4 million as of December 31, 2012. The decreases in investment securities were primarily as a result of efforts to deleverage the balance sheet and to reduce the amount of aggregate price risk exposure. Securities represented 31.9%, 31.7% and 31.5% of total assets as of September 30, 2014 and December 31, 2013 and 2012, respectively.

AGFC’s investment portfolio consists entirely of securities classified as available for sale. As a result, the carrying values of its investment securities are adjusted for unrealized gain or loss, and any gain or loss is reported on an after-tax basis as a component of other comprehensive income in stockholders’ equity. The following tables summarize the amortized cost and estimated fair value of investment securities as of the dates shown:

	As of September 30, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands) (Unaudited)
Municipal securities	$40,879	$2,641	$—	$43,520
Mortgage-backed securities	56,970	355	13	57,312
Collateralized mortgage obligations	14,466	359	—	14,825

Total	$112,315	$3,355	$13	$115,657

	As of December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Municipal securities	$45,824	$1,630	$354	$47,100
Mortgage-backed securities	56,389	151	495	56,045
Collateralized mortgage obligations	18,081	288	—	18,369

Total	$120,294	$2,069	$849	$121,514

	As of December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
U.S. government agencies	$4	$—	$—	$4
Municipal securities	47,631	3,655	58	51,228
Mortgage-backed securities	39,074	1,628	—	40,702
Collateralized mortgage obligations	34,722	832	136	35,418

Total	$121,431	$6,115	$194	$127,352

	As of December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
U.S. government agencies	$17	$—	$—	$17
Municipal securities	49,970	2,926	298	52,598
Mortgage-backed securities	49,043	1,287	—	50,330
Collateralized mortgage obligations	40,826	987	281	41,532

Total	$139,856	$5,200	$579	$144,477

As of September 30, 2014 and December 31, 2013, all of AGFC’s mortgage-backed securities were agency securities. AGFC does not hold any Fannie Mae or Freddie Mac preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, structured investment vehicles, private label collateralized mortgage obligations, subprime, Alt-A, or second lien elements in its investment portfolio. As of September 30, 2014 and December 31, 2013, the investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages. However, in previous years, AGFC had purchased and held within its portfolio several private-label CMOs, the majority of which were acquired in 2007. All of AGFC’s private-label CMOs were disposed during the period June 2010 through April 2013, and AGFC will not purchase private-label CMOs in the future.

Management evaluates securities for other-than-temporary impairment, at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. Consideration is given to the extent and length of time the fair value has been below cost, the reasons for the decline in value, and AGFC’s intent to sell the security or whether it is more likely than not that the security will be required to be sold before the recovery of its amortized cost. When AGFC determines a security is deemed to be other than temporarily impaired, an impairment loss is recognized. Other than temporary impairment losses were recognized on certain of AGFC’s private-label CMOs during each of the years ended December 31, 2009, 2010, 2011, 2012 and 2013. In addition, an other than temporary impairment loss was recognized mid-2011 on a municipal community development bond which was ultimately sold by year-end December 31, 2011.

The following tables set forth the fair value, maturities and approximated weighted average yield based on estimated annual income divided by the average amortized cost of the securities portfolio as of the dates indicated. The contractual maturity of a mortgage-backed security is the date at which the last underlying mortgage matures.

	As of September 30, 2014
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
	(Dollars in thousands) (Unaudited)
Municipal securities	$2,625	3.34%	$6,934	3.10%	$22,812	3.74%	$11,149	4.15%	$43,520	3.71%
Mortgage-backed securities	—	0.00%	1,018	3.06%	180	6.89%	56,114	2.30%	57,312	2.33%
Collateralized mortgage obligations	—	0.00%	—	0.00%	348	2.69%	14,477	2.94%	14,825	2.85%

Total	$2,625	3.34%	$7,952	3.10%	$23,340	3.74%	$81,740	2.66%	$115,657	2.93%

	As of December 31, 2013
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
	(Dollars in thousands)
Municipal securities	$3,205	3.45%	$6,656	3.17%	$21,353	3.80%	$15,886	3.99%	$47,100	3.76%
Mortgage-backed securities	—	0.00%	504	4.70%	1,081	3.29%	54,460	2.21%	56,045	2.25%
Collateralized mortgage obligations	—	0.00%	—	0.00%	—	0.00%	18,369	2.95%	18,369	2.95%

Total	$3,205	3.45%	$7,160	3.28%	$22,434	3.77%	$88,715	2.68%	$121,514	3.08%

The contractual maturity of mortgage-backed securities, collateralized mortgage obligations and asset backed securities is not a reliable indicator of their expected life because borrowers have the right to prepay their obligations at any time. Mortgage-backed securities, collateralized mortgage obligations and asset-backed securities are typically issued with stated principal amounts and are backed by pools of mortgage loans and other loans with varying maturities. The term of the underlying mortgages and loans may vary significantly due to the ability of a borrower to pre-pay. Monthly pay downs on mortgage-backed securities tend to cause the average life of the securities to be much different than the stated contractual maturity. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal and, consequently, the average life of this security will be lengthened. If interest rates begin to fall, prepayments may increase, thereby shortening the estimated life of this security. The weighted average life of AGFC’s investment portfolio was 4.8 years with an estimated effective duration of 3.4 years as of September 30, 2014.

As of September 30, 2014 and December 31, 2013 and 2012, AGFC did not own securities of any one issuer for which aggregate adjusted cost exceeded 10% of the consolidated stockholders’ equity as of such respective dates.

The average yield of the securities portfolio was 2.93% as of September 30, 2014 and 3.08% and 3.13% as of December 31, 2013 and 2012, respectively. The decrease in average yield during 2013 compared to 2012 was primarily due to the reinvestment of funds at lower rates in 2013 and the speed of prepayments on the mortgage-backed securities and collateralized mortgage obligation portfolios. In addition, securities purchases were primarily limited to those necessary for collateral purposes or to manage portfolio liquidity, concentrations and risk, and the monthly portfolio cash flows were not reinvested in order to reduce the aggregate portfolio price risk as a percent of capital over time, as well as to continue deleveraging the balance sheet. Consequently, the monthly pay down of higher yielding mortgage-backed securities or the proceeds from municipal bond maturities or calls were either not reinvested or were reinvested at lower rates which further contributed to lower portfolio average yields when compared to the prior year period.

Deposits

AGFC offers a variety of deposit accounts having a wide range of interest rates and terms including demand, savings, money market and time accounts. AGFC relies primarily on competitive pricing policies, convenient locations and personalized service to attract and retain these deposits.

Total deposits as of September 30, 2014 were $259.1 million, a decrease of $16.0 million compared to $275.1 million as of December 31, 2013 due primarily to a $10.5 million seasonal decline in public fund account balances, as well as a $5.5 million net decline in commercial and consumer account balances; commercial and consumer account balances decreased $3.0 million in noninterest-bearing deposit accounts and $2.5 million in interest-bearing deposit accounts. Total deposits as of December 31, 2013 were $275.1 million compared to $277.0 million at December 31, 2012. The net $1.9 million decline reflected a $3.1 million decrease in commercial and consumer deposit balances, which was partially offset by a $1.4 million increase in interest-bearing public fund balances. The $3.1 million decrease in commercial and consumer deposits was comprised of a $2.0 million increase in non-interest bearing balances and a $5.1 million decrease in interest bearing balances.

Noninterest-bearing deposits as of September 30, 2014, December 31, 2013 and December 31, 2012 were $72.8 million, $76.1 million, and $74.2 million, respectively.

Interest-bearing demand deposit account balances were $69.4 million, $65.8 million, and $58.2 million as of September 30, 2014, December 31, 2013 and December 31, 2012, respectively.

The following table presents the composition and changes in deposits for the periods indicated:

	As of September 30,	As of December 31,		Increase (Decrease)
	2014 (Unaudited)	2013	2012	September 30, 2014 vs December 31, 2013	2013 vs 2012
		(Dollars in thousands)
Non-interest bearing:
Commercial and consumer checking	$69,160	$72,156	$70,142	$(2,996)	$2,014
Public fund checking	3,610	3,907	4,087	(297)	(180)

Total Non-interest bearing	72,770	76,063	74,229	(3,293)	1,834

Interest bearing:
Commercial and consumer:
Interest bearing checking	28,236	27,584	29,097	652	(1,513)
Money market	14,319	16,377	15,193	(2,058)	1,184
Savings	31,801	29,767	26,957	2,034	2,810
Time	40,381	43,541	51,164	(3,160)	(7,623)

Total commercial and consumer interest bearing	114,737	117,269	122,411	(2,532)	(5,142)

Public funds:
NOW	41,118	38,174	29,114	2,944	9,060
Money market	760	19,037	27,100	(18,277)	(8,063)
Savings	38	42	36	(4)	6
Time	29,708	24,500	24,060	5,208	440

Total public fund interest bearing	71,624	81,753	80,310	(10,129)	1,443

Total interest bearing	186,361	199,022	202,721	(12,661)	(3,699)

Total deposits	$259,131	$275,085	$276,950	$(15,954)	$(1,865)

Average deposits for the nine months ended September 30, 2014 were $268.4 million, an increase of $2.5 million or 1.0% over the $265.9 million full year average for the year ended December 31, 2013. Average deposits declined $10.3 million or 3.7% from $276.1 million for the year ended December 31, 2012. The average rate paid on total interest-bearing deposits decreased consistently over this period from 0.79% for the year ended December 31, 2012 to 0.46% for the year ended December 31, 2013 to 0.39% for the nine months ended September 30, 2014. The decreases in average rates were driven primarily by strategic reductions in deposit pricing during this time period. In addition, the continued growth of noninterest-bearing demand accounts resulted in further reductions to the cost of deposits from 0.59% for the year ended December 31, 2012 to 0.33% for the year ended December 31, 2013 and 0.28% for the nine months ended September 30, 2014.

The following table presents the daily average balances and weighted average rates paid on deposits for the periods indicated:

	For the Nine Months Ended September 30, 2014		For the Years Ended December 31,
			2013		2012
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Unaudited)
	(Dollars in thousands)
Interest-bearing demand accounts	$75,030	0.08%	$74,440	0.12%	$67,116	0.24%
Savings accounts	31,816	0.15%	28,815	0.17%	27,620	0.24%
Limited access money market accounts	16,052	0.29%	19,268	0.28%	17,824	0.31%
Certificates and other time deposits >=$100k	44,556	0.92%	40,198	1.15%	53,935	1.49%
Certificates and other time deposits <$100k	26,848	0.70%	30,251	0.76%	40,776	1.34%

Total interest-bearing deposits	194,302	0.39%	192,972	0.46%	207,271	0.79%
Noninterest-bearing demand accounts	74,112		72,916		68,876

Total deposits	$268,414	0.28%	$265,888	0.33%	$276,147	0.59%

The ratio of average noninterest-bearing deposits to average total deposits for the nine months ended September 30, 2014 and the years ended December 31, 2013 and 2012 was 27.6%, 27.4% and 24.9%, respectively.

Factors affecting the cost of funding interest-bearing assets include the volume of noninterest and interest-bearing deposits, changes in market interest rates and economic conditions in AGFC’s target markets and their impact on interest paid on deposits, as well as the ongoing execution of AGFC’s balance sheet management strategy. As a result of targeted deleveraging of AGFC’s balance sheet and the low interest rate environment, AGFC was able to reduce its cost of funds even though there has been no overall growth in deposit balances. Cost of funds is calculated as total interest expense divided by total deposits plus total borrowings. AGFC’s cost of funds was 0.92%, 1.26% and 1.37% for the years ended December 31, 2013, 2012 and 2011, respectively.

The following table sets forth the amount of certificates of deposit that are $100,000 or greater by time remaining until maturity:

	As of September 30, 2014 (Unaudited)	As of December 31,
		2013	2012
	(Dollars in thousands)
Time deposits>=$100,000:
3 months or less	$8,738	$12,350	$15,885
More than 3 months thru 12 months	24,064	14,349	12,780
More than 1 year thru 3 years	8,517	10,345	12,570
More than 3 years	5,155	5,182	3,499

Total time deposits>=$100,000	$46,474	$42,226	$44,734

Borrowings

AGFC utilizes short-term and long-term borrowings to supplement deposits to fund its lending and investment activities, each of which is discussed below.

Federal Home Loan Bank (FHLB) advances. The FHLB allows AGFC to borrow on a blanket floating lien status collateralized by certain securities and loans. As of September 30, 2014 and December 31, 2013 and 2012, total borrowing capacity of $51.1 million, $41.3 million and $28.2 million, respectively, was available under this arrangement and $53.8 million, $56.5 million and $80.1 million, respectively, was outstanding with an average interest rate of 2.86% as of September 30, 2014, 2.85% as of December 31, 2013 and 2.80% as of December 31, 2012. AGFC’s current FHLB advances mature within four years. During the last several years where AGFC has generated excess liquidity, as a result of experiencing sluggish loan demand and from not reinvesting securities portfolio cash flows in order to reduce aggregate portfolio risk, concentrated efforts have been made to retire the outstanding FHLB debt as it matures to deleverage the balance sheet and reduce reliance on wholesale funding sources. AGFC currently intends to primarily utilize future FHLB borrowings, if any, to meet liquidity needs; however, in the past AGFC has used these borrowings to also fund certain fixed rate loans in its portfolio and for longer duration security purchases.

The following table presents FHLB borrowings at the dates indicated. Other than FHLB borrowings, AGFC had no other short-term borrowings as of the dates indicated.

FHLB Advances
(Dollars in Thousands)
September 30, 2014—unaudited
Amount outstanding at quarter-end	$53,785
Weighted average interest rate at quarter-end	2.86%
Maximum month-end balance during the quarter	54,403
Average balance outstanding during the quarter	54,101
Weighted average interest rate during the quarter	2.87%

December 31, 2013
Amount outstanding at year-end	$56,547
Weighted average interest rate at year-end	2.85%
Maximum month-end balance during the year	79,848
Average balance outstanding during the year	69,543
Weighted average interest rate during the year	2.84%

December 31, 2012
Amount outstanding at year-end	$80,144
Weighted average interest rate at year-end	2.80%
Maximum month-end balance during the year	89,356
Average balance outstanding during the year	86,595
Weighted average interest rate during the year	2.79%

Throughout 2010 AGFC restructured several of its fixed rate FHLB advances by replacing them with new advances at lower fixed rates with extended maturity dates. These transactions, which were accounted for as debt modifications, resulted in capitalized prepayment penalties which are being amortized as interest expense over the life of the new advances. At September 30, 2014 and December 31, 2013 and 2012, unamortized prepayment penalties of $94,000, $199,000, and $404,000, respectively, are reflected in other assets.

Federal Reserve Bank of Atlanta. AGFC is eligible to borrow at the Federal Reserve Bank of Atlanta’s Discount Window under the Primary Credit Program on a collateralized basis. No collateral (certain loans or securities) has been pledged under this arrangement and, as a result, no borrowings were outstanding under this arrangement as of September 30, 2014 and December 31, 2013 and 2012. However, AGFC maintains this borrowing arrangement to meet liquidity needs pursuant to its contingency funding plan.

Liquidity and Capital Resources

Liquidity

Liquidity involves AGFC’s ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate on an ongoing basis and manage unexpected events. For the nine months ended September 30, 2014 and the years ended December 31, 2013 and 2012, liquidity needs were primarily met by core deposits, security and loan maturities, and amortizing investment and loan portfolios. Although access to brokered deposits, purchased funds from correspondent banks and overnight advances from the FHLB are available and have been utilized on occasion to take advantage of investment opportunities, AGFC does not generally rely on these external funding sources. As of September 30, 2014 and December 31, 2013, AGFC maintained a line of credit with a correspondent bank which provides for extensions of unsecured credit with an availability to borrow up to an aggregate $14.5 million and $15.0 million, respectively. There were no funds outstanding under this line of credit as of September 30, 2014 and December 31, 2013. As of December 31, 2012, a $30.0 million secured line of credit was available for liquidity purposes. However, no collateral was pledged and no balances were outstanding as of December 31, 2012.

The following table illustrates, during the periods presented, the mix of AGFC’s funding sources and the average assets in which those funds are invested as a percentage of average total assets for the period indicated. Average assets totaled $369.9 million for the nine months ended September 30, 2014, $381.2 million for the year ended December 31, 2013 and $408.9 million for the year ended December 31, 2012.

	For the Nine Months Ended September 30, 2014	For the Years Ended December 31,
		2013	2012
	(Unaudited)
Sources of Funds:
Deposits:
Noninterest-bearing	20.0%	19.1%	16.8%
Interest-bearing	52.5%	50.6%	50.7%
Advances from FHLB	14.9%	18.3%	21.2%
Customer repurchase agreements	0.5%	0.4%	0.4%
Other liabilities	0.4%	0.5%	0.7%
Stockholders’ equity	11.7%	11.1%	10.2%

Total	100.0%	100.0%	100.0%

Uses of Funds:
Loans	46.1%	50.0%	51.8%
Securities available for sale	33.2%	30.9%	34.7%
Interest-bearing deposits in other banks	14.7%	12.6%	6.3%
Fed funds sold	0.1%	0.1%	0.1%
Other noninterest-earning assets	5.9%	6.4%	7.1%

Total	100.0%	100.0%	100.0%

Average noninterest-bearing deposits to average deposits	27.6%	27.4%	24.9%
Average loans to average deposits	63.6%	71.7%	76.7%

AGFC’s primary source of funds is deposits, and its primary use of funds is loans. AGFC does not expect a change in the primary source or use of its funds in the foreseeable future. AGFC’s average net loans decreased 12.40% for the nine months ended September 30, 2014 compared to the same period in 2013 and 10% for the year ended December 31, 2013 compared to the year ended December 31, 2012. AGFC predominantly invests excess funds in overnight deposits with the Federal Reserve, securities, or other short-term liquid investments until needed to fund loan growth. AGFC’s securities portfolio had a weighted average life of 4.8 years and an effective duration of 3.4 years as of September 30, 2014 and a weighted average life of 5.2 years and an effective duration of 4.0 years as of December 31, 2013.

As of September 30, 2014, AGFC had outstanding $37.0 million in commitments to extend credit and $230,000 in commitments associated with outstanding standby and commercial letters of credit. As of December 31, 2013, AGFC had outstanding $45.7 million in commitments to extend credit and $170,000 in commitments associated with outstanding standby and commercial letters of credit. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the total outstanding may not necessarily reflect the actual future cash funding requirements.

As of September 30, 2014 and December 31, 2013, AGFC had no exposure to future cash requirements associated with known uncertainties or capital expenditures of a material nature. As of September 30, 2014, AGFC had cash and cash equivalents of $62.1 million compared to $71.0 million as of December 31, 2013. The decrease was primarily as a result of early 2014 investment security purchases to collateralize year end 2013 public body tax collection deposits, as well as a seasonal reduction in customer deposit balances.

Capital Resources

Total stockholders’ equity increased to $44.1 million as of September 30, 2014 compared to $41.4 million as of December 31, 2013, an increase of $2.7 million or 6.5%. This increase was the result of a $1.4 million increase in Other Comprehensive Income (unrealized gain on investment securities) and $1.3 million of earnings net of dividends paid for the period. Total stockholders’ equity decreased to $41.4 million as of December 31, 2013 compared to $42.8 million as of December 31, 2012, a decrease of $1.4 million or 3.3%. This decrease was primarily the result of a $3.1 million decline in Other Comprehensive Income, which was partially offset by retained earnings for the period of $1.7 million. Subject to written approval from its regulatory authorities, AGFC currently pays a regular quarterly dividend on its common stock in the amount of $0.25 per share. A total dividend of $163,000 was paid during the nine months ended September 30, 2014 and $218,000 for the year ended December 31, 2013.

Capital management consists of providing equity to support current and future operations. Banking regulators view capital levels as important indicators of an institution’s financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum capital relative to the amount and types of assets they hold. AGFC is subject to regulatory capital requirements at the bank holding company and bank levels. See “Regulation and Supervision—Prompt Corrective Action” for additional discussion regarding the regulatory capital requirements applicable to AGFC and American Gateway Bank. As of September 30, 2014, December 31, 2013 and 2012, AGFC and American Gateway Bank were in compliance with all applicable regulatory capital requirements, and American Gateway Bank was classified as “well capitalized,” for purposes of the prompt corrective action regulations.

The following table presents the actual capital amounts and regulatory capital ratios for American Gateway Bank as of the dates indicated. The ratios for AGFC do not differ from the ratios for American Gateway Bank as of September 30, 2014 and December 31, 2013.

	As of September 30, 2014		As of December 31, 2013
	Amount	Ratio	Amount	Ratio
American Gateway Bank	(Unaudited)
	(Dollars in thousands)
Total risk based capital (to risk weighted assets)	$43,906	22.64%	$42,672	21.36%
Tier 1 capital (to risk weighted assets)	$41,870	21.59%	$40,565	20.30%
Tier 1 capital (to average assets)	$41,870	11.61%	$40,565	11.16%

Contractual Obligations

The following table summarizes contractual obligations and other commitments to make future payments as of December 31, 2013 (other than deposit obligations payable on demand), which include future cash payments associated with AGFC’s contractual obligations pursuant to its FHLB advances and non-cancelable future operating leases. Payments for FHLB advances will include interest of $4.4 million that will be paid over future periods. Payments related to leases are based on actual payments specified in underlying contracts. Principal advances from the Federal Home Loan Bank totaled approximately $56.5 million and $80.1 million as of December 31, 2013 and 2012, respectively. As of December 31, 2013, the advances were collateralized by a blanket floating lien on certain securities and loans, had a weighted average rate of 2.85% and mature on various dates during 2014, 2015 and 2017. Included in the advances maturing in 2017 are three $10.0 million bullets which are callable quarterly and bear interest at 2.92%, 2.97% and 3.07%, respectively.

	As of December 31, 2013
	1 year or less	More than 1 year thru 3 years	More than 3 years	Total
	(Dollars in thousands)
Non-cancelable future operating leases	$123	$55	$—	$178
Time deposits	43,581	17,914	6,546	68,041
Advances from FHLB	16,729	8,425	31,393	56,547
Standby and commercial letters of credit	170	—	—	170
Commitments to extend credit	45,427	8	228	45,663

Total contractual obligations and other commitments	$106,030	$26,402	$38,167	$170,599

Off-Balance Sheet Items

In the normal course of business, AGFC enters into various transactions which, in accordance with generally accepted accounting principles, or GAAP, are not included in its consolidated balance sheets. AGFC enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and standby and commercial letters of credit which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

AGFC’s commitments associated with outstanding standby and commercial letters of credit and commitments to extend credit expiring by period as of the date indicated are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.

	As of December 31, 2013
	1 year or less	More than 1 year thru 3 years	More than 3 years	Total
	(Dollars in thousands)
Standby and commercial letters of credit	$170	$—	$—	$170
Commitments to extend credit	45,427	8	228	45,663

Total off-balance sheet commitments	$45,597	$8	$228	$45,833

Standby and commercial letters of credit are conditional commitments issued by AGFC to guarantee the performance of a customer to a third party. In the event of nonperformance by the customer, AGFC has rights to the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash and/or marketable securities. The credit risk to AGFC in issuing letters of credit is essentially the same as that involved in extending loan facilities to its customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses, and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements. AGFC evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by AGFC, upon extension of credit, is based on management’s credit evaluation of the customer.

Interest Rate Sensitivity and Market Risk

As a financial institution, AGFC’s primary component of market risk is interest rate volatility. AGFC’s asset liability and funds management policy provides management with the guidelines for effective funds management, and AGFC has established a measurement system for monitoring its net interest rate sensitivity position. AGFC manages its sensitivity position within its established guidelines.

Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of AGFC’s assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

AGFC manages its exposure to interest rates by structuring its balance sheet in the ordinary course of business. AGFC does not enter into instruments such as leveraged derivatives, interest rate swaps, financial options, financial future contracts or forward delivery contracts for the purpose of reducing interest rate risk. Based upon the nature of its operations, AGFC is not subject to foreign exchange or commodity price risk. AGFC does not own any trading assets.

AGFC’s exposure to interest rate risk is managed in accordance with policies approved by its board of directors and by the asset-liability committee in conjunction with Vining Sparks Asset Management (VSAM), who acts in a fiduciary capacity providing investment advisory services. The committee formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the committee considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The committee meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the committee reviews liquidity, cash flow flexibility, maturities of deposits, and consumer and commercial deposit activity. Management employs methodologies to manage interest rate risk which include an analysis of relationships between interest-earning assets and interest-bearing liabilities, and an interest rate shock simulation model.

AGFC uses interest rate risk simulation models and shock analysis to test the interest rate sensitivity of net interest income and the economic value of equity, and the impact of changes in interest rates on other financial metrics. Contractual maturities and re-pricing opportunities of loans are incorporated in the model as are prepayment assumptions, maturity data and call options within the investment portfolio. Average lives of non-maturity deposit accounts are based on customized decay assumptions and are incorporated into the model. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

On a quarterly basis, AGFC runs two simulation models including a static balance sheet and dynamic growth balance sheet. These models test the impact on net interest income and economic value of equity from changes in market interest rates under various scenarios. Under the static and dynamic growth models, rates are shocked instantaneously based upon a parallel yield curve shift. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Internal policy regarding interest rate risk simulations currently specifies that for instantaneous parallel shifts of the yield curve, estimated net interest income at risk for the subsequent one-year period should not decline by more than 5% for a 100 basis point shift, 10% for a 200 basis point shift, 15% for a 300 basis point shift, and 20% for a 400 basis point shift. Internal policy regarding interest rate simulations currently specifies that for instantaneous parallel shifts of the yield curve, estimated economic value of equity at risk for the subsequent one-year period should not decline by more than 7.50% for a 100 basis point shift, 15% for a 200 basis point shift, 22.50% for a 300 basis point shift, and 30% for a 400 basis point shift.

Periodically, parallel and non-parallel ramped rate changes over a twelve-month horizon are used in lieu of instantaneous parallel rate shocks to depict AGFC’s exposure to changes in market rates. In addition, non-parallel rate shocks are also periodically used to measure AGFC’s exposure to changes in market rates. Non-parallel simulation involves analysis of net interest income and economic value of equity under various changes in the shape of the yield curve.

The following table summarizes the simulated change in net interest income and economic value of equity over a 12-month horizon as of the dates indicated (unaudited):

	As of September 30, 2014		As of December 31, 2013
Change in Interest Rates (Basis Points)	Percent Change in Net Interest Income	Percent Change in Economic Value of Equity	Percent Change in Net Interest Income	Percent Change in Economic Value of Equity
+400	7.35%	1.82%	9.76%	1.06%
+300	4.75%	1.76%	7.23%	1.05%
+200	6.78%	2.59%	5.95%	1.51%
+100	3.47%	2.41%	3.21%	1.89%
Base	0.00%	0.00%	0.00%	0.00%
-100	-4.00%	-11.45%	-4.37%	-10.42%

The results are impacted by the behavior of demand, money market and savings deposits during such rate fluctuations as well as by the large cash balances (interest-bearing overnight deposits) held by AGFC. AGFC has found that, historically, interest rates on customer deposits change more slowly than changes in the discount and federal funds rates. This assumption is incorporated into the simulation model and is generally not fully reflected in a gap analysis. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various strategies.

The regulatory authorities exclude the available for sale mark-to-market adjustment from regulatory capital. However, since the available for sale securities portfolio will be utilized to manage interest rate risk and liquidity needs of AGFC, the aggregate market value exposure is monitored on a monthly basis in the event the securities would need to be liquidated. Internal policy guidelines have been established specifying the maximum exposure to market price volatility for the overall portfolio assuming an instantaneous parallel change in prevailing interest rates as a percent of Tier 1 Capital whereby the shocked market value of the portfolio will not decline by more than 15% with a 100 basis point shift, 20% for a 200 basis point shift, 25% for a 300 basis point shift, and 30% for a 400 basis point shift.

The following table summarizes the simulated shocked market value gain (loss) as a percent of Tier 1 Capital as of the dates indicated (unaudited):

	Aggregate Market Risk as Percent Tier 1 Capital
Change in Interest Rates (Basis Points)	Policy Limit	As of September 30, 2014	Policy Limit	As of December 31, 2013
+400	-30.00%	-34.96%	-30.00%	-49.08%
+300	-25.00%	-24.23%	-25.00%	-37.28%
+200	-20.00%	-13.55%	-20.00%	-24.15%
+100	-15.00%	-2.69%	-15.00%	-10.39%

With respect to the aggregate market risk measurement, it should be noted that while the size of AGFC’s portfolio is the primary determinant of the price exposure limits as a percent of Tier 1 Capital, this measure is also sensitive to the level of interest rates and volatility exhibited in the market. AGFC’s current strategy is to allow monthly portfolio cash flows to roll off the portfolio to gradually reduce the aggregate price risk exposure over time. As a result, trading activity is limited to transactions necessary to meet collateral requirements or to improve aggregate risk, credit risk, portfolio concentrations, and/or liquidity. As of September 30, 2014 AGFC was outside its aggregate market risk as a percent of Tier 1 Capital policy limits in the +400 basis point scenario; however, when compared to the market risk levels measured as of December 31, 2013, the current market risk levels reflect management’s strategy to reduce the aggregate risk within the portfolio over time.

Impact of Inflation

AGFC’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus have been prepared in accordance with GAAP. GAAP requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many commercial and industrial companies, substantially all of AGFC’s assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on its performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Non-GAAP Financial Measures

AGFC’s accounting and reporting policies conform to GAAP, and the prevailing practices in the banking industry. However, AGFC also evaluates its performance based on certain additional financial measures discussed in this proxy statement/prospectus as being non-GAAP financial measures. AGFC classifies a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in its statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that AGFC discusses in this proxy statement/prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which AGFC calculates the non-GAAP financial measures that AGFC discusses in this proxy statement/prospectus may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar, or with names similar, to the non-GAAP financial measures AGFC has discussed in this proxy statement/prospectus when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share. Tangible book value per common share is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. In general, (1) tangible common equity is stockholders’ equity less preferred stock, goodwill and core deposit intangible and other intangible assets, net of accumulated amortization, and (2) tangible book value per common share is tangible common equity divided by shares of common stock outstanding. For AGFC, tangible common equity is the same as stockholders’ equity, and tangible book value per common share is the same as stockholders’ equity divided by shares of common stock outstanding. The most directly comparable GAAP financial measure for tangible book value per common share is book value per common share.

AGFC believes that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing tangible book value.

The following table reconciles, as of the dates set forth below, total stockholders’ equity to tangible common equity and presents tangible book value per common share compared to book value per common share:

	As of September 30,		As of December 31,
	2014	2013	2013	2012	2011
	(Unaudited)
	(Dollars in thousands, except per share data)
Tangible Common Equity
Total stockholders’ equity	$44,081	$41,499	$41,376	$42,802	$40,030
Adjustments	—	—	—	—	—

Total tangible common equity	$44,081	$41,499	$41,376	$42,802	$40,030

Common shares outstanding	217,944	217,944	217,944	217,944	217,944
Book value per common share	$202.26	$190.41	$189.84	$196.39	$183.67
Tangible book value per common share	$202.26	$190.41	$189.84	$196.39	$183.67

Tangible Common Equity to Tangible Assets. Tangible common equity to tangible assets is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. In general, tangible common equity is calculated as described above, and tangible assets is calculated as total assets less goodwill, core deposit intangible and other intangible assets, net of accumulated amortization. AGFC does not have any intangible assets. The most directly comparable GAAP financial measure for tangible common equity to tangible assets is total common stockholders’ equity to total assets.

AGFC believes that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total stockholders’ equity and assets while not increasing its tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total stockholders’ equity to tangible common equity and total assets to tangible assets:

	As of September 30, 2014	As of December 31,
		2013	2012	2011
	(Unaudited)
	(Dollars in thousands, except per share data)
Tangible Common Equity
Total stockholders’ equity	$44,081	$41,376	$42,802	$40,030
Adjustments	—	—	—	—

Total tangible common equity	$44,081	$41,376	$42,802	$40,030

Tangible Assets
Total assets	$362,197	$383,536	$404,154	$448,857
Adjustments	—	—	—	—

Total tangible assets	$362,197	$383,536	$404,154	$448,857

Tangible Common Equity to Tangible Assets	12.17%	10.79%	10.59%	8.92%

Critical Accounting Policies

AGFC’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and with general practices within the financial services industry. Application of these principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. AGFC bases its estimates on historical experience and on various other assumptions AGFC believes to be reasonable under current circumstances. These assumptions form the basis for its judgments about the carrying values of assets and liabilities that are not readily available from independent, objective sources. AGFC evaluates its estimates on an ongoing basis. Use of alternative assumptions may have resulted in significantly different estimates. Actual results may differ from these estimates.

AGFC has identified the following accounting policies and estimates that, due to the difficult, subjective or complex judgments and assumptions inherent in those policies and estimates and the potential sensitivity of its financial statements to those judgments and assumptions, are critical to an understanding of its financial condition and results of operations. AGFC believes the judgments, estimates and assumptions used in the preparation of its financial statements are appropriate.

Investment Securities

Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them until maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. Securities to be held for indefinite periods of time but may be sold prior to maturity are classified as available for sale and carried at fair value, with the unrealized holding gains and losses reported in other comprehensive income, net of tax. Management determines the appropriate classification of securities at the time of purchase.

Interest income includes amortization of purchase premiums and discounts. Realized gains and losses are derived from the amortized cost of the security sold. Credit related declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses, with the remaining unrealized loss recognized as a component of other comprehensive income. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of AGFC to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale

Loans held for sale consist of certain mortgage loans originated and intended for sale in the secondary market and are carried at the lower of cost or estimated fair value on an individual loan basis. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Currently AGFC does not originate mortgage loans for sale into the secondary market. However, prior to January 2014, AGFC obtained purchase commitments from secondary market investors prior to closing the loans and did not retain the servicing obligations related to any such loans upon their sale. Gains and losses on sales of loans held for sale are based on the difference between the selling price and the carrying value of the related loan sold.

Loans and Allowance for Loan Losses

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest on loans is recognized using the simple-interest method on the daily balances of the principal amounts outstanding. Fees associated with the originating of loans and certain direct loan origination costs are reflected in the results of operations in the period incurred, with no adjustment to yield over the life of the loan.

The accrual of interest on loans is discontinued when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due. When a loan is placed on nonaccrual status, all previously accrued and unpaid interest is reversed against income. Subsequent cash receipts on nonaccrual loans are accounted for on the cost recovery method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments in accordance with the terms of the loan agreement are reasonably assured.

The allowance for loan losses is maintained at a level which in management’s judgment is adequate to absorb credit losses inherent in the loan portfolio. The allowance for loan losses is based upon management’s review and evaluation of the loan portfolio. Factors considered in the establishment of the allowance for loan losses include management’s evaluation of specific loans; the level and composition of classified loans; delinquencies; the value and liquidity of collateral; historical loss experience; results of examinations by regulatory agencies; an internal asset review process; expectations of future economic conditions and their impact on particular borrowers; and other judgmental factors.

The allowance for loan losses is comprised of two components. The first component, the general reserve, is determined in accordance with current authoritative accounting guidance that considers historical loss rates for the last three years adjusted for qualitative factors based upon general economic conditions and other qualitative risk factors both internal and external to AGFC. Such qualitative factors include current local economic conditions and trends including unemployment, changes in lending staff, policies and procedures, changes in credit concentrations, changes in the trends and severity of problem loans, and changes in trends in volume and terms of loans. These qualitative factors serve to compensate for additional areas of uncertainty inherent in the portfolio that are not reflected in AGFC’s historical loss rates. For purposes of determining the general reserve, the loan portfolio, less impaired loans, is multiplied by AGFC’s adjusted historical loss rate. The second component of the allowance for loan losses, the specific reserve, is determined in accordance with current authoritative accounting guidance based on probable losses on specific classified and impaired loans.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries).

Delinquency statistics are updated at least monthly. Internal risk ratings are considered the most meaningful indicator of credit quality for new commercial real estate, construction, and commercial and industrial loans. Internal risk ratings are a key factor in identifying loans that are individually evaluated for impairment and impact management’s estimates of loss factors used in determining the amount of the allowance for loan losses. Internal risk ratings are updated on a continuous basis.

Loans are considered impaired when, based on current information and events, it is probable AGFC will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is measured on a loan-by-loan basis by either the present value of the expected future cash flows discounted at the loan’s effective interest rate or the loan’s observable market price, or based upon the fair value of the collateral if the loan is collateral dependent. If a loan is impaired, a specific valuation allowance is allocated based on collateral values or the present value of estimated cash flows. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

AGFC’s policy requires measurement of the allowance for an impaired collateral dependent loan based on the fair value of the collateral. Other loan impairments are measured based on the present value of expected future cash flows or the loan’s observable market price. At December 31, 2013 and 2012, all significant impaired loans have been determined to be collateral dependent, and the allowance for loss has been measured utilizing the estimated fair value of the collateral.

From time to time, AGFC modifies its loan agreement with a borrower. A modified loan is considered a troubled debt restructuring when two conditions are met: (i) the borrower is experiencing financial difficulty and (ii) concessions are made by AGFC that would not otherwise be considered for a borrower with similar credit risk characteristics. Modifications to loan terms may include a lower interest rate, a reduction of principal, or a longer term to maturity. Once modified in a troubled debt restructuring, a loan is generally considered impaired until its contractual maturity. At the time of the restructuring, AGFC evaluates the loan for a specific allowance for loan loss allocation. AGFC continues to specifically reevaluate the loan in subsequent periods, regardless of the borrower’s performance under the modified terms. If a borrower subsequently defaults on the loan after it is restructured, AGFC provides a specific allowance for loan loss allocation for the amount of the loan that exceeds the value of the related collateral.

AGFC has certain lending policies and procedures in place which are designed to maximize loan income with an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis and makes changes as appropriate. Management receives frequent reports related to loan originations, credit quality, concentrations, delinquencies, non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions, both by type of loan and geography.

Real estate loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and effectively. Underwriting standards are designed to determine whether the borrower possesses sound business ethics and practices, and to evaluate current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Real estate loans are primarily based on projected cash flows and, secondarily, as loans secured by real estate. The repayment of real estate loans is generally largely dependent on the successful operation of the property securing the loans or the business conducted on the property securing the loan. Real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing AGFC’s real estate portfolio are generally diverse in terms of type and geographic location throughout the Baton Rouge Metropolitan Statistical Area. This diversity helps reduce the exposure to adverse economic events that affect any single market or industry.

Commercial and industrial loans are also subject to the underwriting standards and processes similar to real estate loans. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and, secondarily, on the underlying collateral provided by the borrower. Most commercial and industrial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and include personal guarantees.

AGFC utilizes methodical credit standards and analysis to supplement its policies and procedures in underwriting consumer loans. AGFC’s loan policy addresses types of consumer loans that may be originated and the collateral, if secured, which must be perfected. The relatively smaller individual dollar amounts of consumer loans that are spread over numerous individual borrowers also minimizes risk.

Recently Issued Accounting Pronouncements

ASU 2013-02, “Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 amended recent guidance related to the reporting of comprehensive income to enhance the reporting of reclassifications out of accumulated other comprehensive income. The amendments included in ASU 2013-02 do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require AGFC to provide information about the amounts reclassified out of accumulated other comprehensive income by component. As adoption of ASU 2013-02 amends only disclosure requirements, the adoption had no impact on AGFC’s results of operations or financial position.

BUSINESS OF BUSINESS FIRST

General

Business First is a registered bank holding company headquartered in Baton Rouge, Louisiana. It was incorporated on July 20, 2006 to serve as a bank holding company under the BHC Act for Business First Bank. Business First became the parent company of Business First Bank on April 1, 2007. Business First currently owns all of the outstanding shares of the capital stock of Business First Bank. As of September 30, 2014, on a consolidated basis, Business First had total assets of $696.7 million, total loans of $541.1 million, total deposits of $600.1 million and shareholders’ equity of $77.5 million.

Business First Bank is a Louisiana state non-member bank that was established in February of 2006. Business First Bank serves the state of Louisiana with banking centers in Baton Rouge, Lafayette, the New Orleans’ Northshore, Northwest Louisiana (Shreveport/Bossier) and Southwest Louisiana (Lake Charles). Business First Bank also has a Loan Production Office in the Houma/Thibodaux Bayou Region. In each region Business First Bank has experienced bankers led by a local president who are all involved in the community and industry. Business First Bank’s principal office is located in Baton Rouge, Louisiana.

Business First Bank offers a full range of banking services, including commercial and consumer banking. As of September 30, 2014, Business First Bank had total assets of $696.2 million, total loans of $541.1 million, total deposits of $602.1 million and shareholders’ equity of $74.7 million.

The principal executive office of Business First is located at Business First Bank Plaza, 8440 Jefferson Highway, Suite 101, Baton Rouge, Louisiana 70809. Business First’s telephone number is (225) 248-7600 and its website address is www.b1bank.com.

Business Strategy

Business First’s mission is to be the financial institution of choice for Louisiana enterprises and their owners and employees. To achieve this mission Business First concentrates its resources on two fronts: convenience-enhancing technology and products and recruitment, retention and empowerment of world class employees. Business First believes a bank should be measured by the value it adds to its customer’s business processes.

The focus of Business First’s strategy has been, and continues to be, the establishment and enhancement of an attractive commercial banking franchise by maximizing long-term shareholder value through growth in its loans, investments, deposits and net income in a manner consistent with safe, sound and prudent banking practices while providing personalized customer service consistent with the needs of small- and mid-sized businesses, their owners and employees. To accomplish this goal, Business First utilizes the following business strategy:

•	Offering competitive products and services at fair prices to expand loan and deposit market share and increase interest and non-interest income;

•	Providing high quality personal service delivered by skilled and experienced professionals who have a long-term commitment to the communities in which Business First conducts business;

•	Enhancing the banking options available to customers by offering a wide array of financial products with the latest technology; and

•	Maintaining asset quality and control operating expense.

Business First focuses on providing private banking services primarily to small businesses and professionals. Rather than attempt to compete for customers with larger financial institutions on a transaction-by-transaction basis, Business First works to build robust, lasting partnerships with its customers.

By locating in six metropolitan areas and decentralizing as much decision-making authority as sound banking practices will permit, Business First endeavors to capture both the stability of geographic diversification within Louisiana and the loyalties of a customer base that only a locally-owned community bank can provide. Each market Business First serves has a local president and a director’s loan committee comprised of community leaders who have a stake in the institution. Business First believes that one of its greatest competitive advantages is the depth of its statewide network of entrepreneurial directors.

Consistent with its focus on service, Business First has invested heavily in people and technology, not just brick and mortar infrastructure. Business First operates with a limited number of more experienced personnel, while also limiting the number of its offices, providing courier service, universal ATM and internet account access, digital deposits, and personalized, flexible, name-recognizing service.

Business First also endeavors to serve its constituent communities in unique ways—hosting non-profit board meetings, for example, or encouraging its employees to participate in financially-centered volunteer efforts, whether that be serving as board members themselves or participating in school-based educational activities. Through these activities, Business First strives to foster relationships with community leaders and a reputation of positive involvement in its communities.

Expansion

Business First has historically grown organically by targeting markets in Louisiana that it believes provide attractive banking opportunities. Within these markets, Business First engages a local board of directors (some of which serve as advisory board members) and hires local management. These local boards of directors and management are given authority to build Business First’s banking franchise within their respective markets. Business First believes this structure provides many of the benefits of smaller, locally-owned banks while permitting it to serve multiple markets.

While Business First continues to prioritize organic growth, it also seeks to capitalize upon other opportunities as they arise. In particular, Business First will consider opportunities such as the proposed merger with AGFC, which it believes will enhance core deposits and provide cost savings through economies of scale. Other than the proposed merger with AGFC and some very preliminary plans regarding possible expansion into the New Orleans, Louisiana market, Business First does not have any immediate plans for expansion into new markets. It will, however, continue to evaluate growth opportunities and may add other markets to its geographic footprint as opportunities arise.

Products and Services

Business First is a full-service financial services company with a focus on small- to mid-sized businesses, their officers and employees. Business First satisfies its commercial and retail customers’ banking needs with an encompassing range of financial services.

Business First Bank is an independent financial institution that is engaged in substantially all of the business operations customarily conducted by financial institutions in Louisiana. It offers, among other products, checking, savings and money market accounts, certificates of deposit, commercial and consumer loans, mortgage loans, real estate loans, and other installment and term loans. In addition, Business First Bank offers its customers wealth management products, drive-through banking facilities, night depository, personalized checks, credit cards, debit cards, internet banking, electronic funds transfers through ACH services, domestic and foreign wire transfers, travelers’ checks, cash management, vault services, loan and deposit sweep accounts and lock box services.

Subsidiaries

Business First has two wholly-owned subsidiaries. Business First Bank is a direct, wholly-owned subsidiary of Business First. Business First Insurance LLC is a wholly-owned subsidiary of Business First Bank, and is, therefore, an indirect wholly-owned subsidiary of Business First. Business First Insurance LLC is currently inactive, and does not engage in any material business activities.

Competition

Business First competes with several local and regional commercial banks, thrifts, credit unions and mortgage companies for deposits, loans, and other banking-related financial services. There is intense competition in Business First’s market areas from other financial institutions as well as other “non-bank” companies that engage in similar activities. Some of Business First’s competitors are not subject to the degree of regulatory review and restrictions that apply to it. In addition, Business First must compete with much larger financial institutions that have greater financial resources than it does, and that compete aggressively for market share. These competitors attempt to gain market share through their financial product mix, pricing strategies and banking center locations. Business First also competes with insurance companies, savings banks, consumer finance companies, investment banking firms, brokerage houses, mutual fund managers, investment advisors, and credit unions. Retail establishments compete for loans by offering credit cards and retail installment contracts for the purchase of goods and merchandise.

Business First anticipates that competition from both bank and non-bank entities will continue to grow. Accordingly, Business First builds and implements strategic plans to address competitive factors in the various markets it serves. Business First has been able to compete effectively with other financial institutions by emphasizing customer service and local office decision-making, by establishing long-term customer relationships and building customer loyalty, and by providing products and services designed to address the specific needs of its customers.

Employees

As of September 30, 2014, Business First had 90 full-time equivalent employees; 50 of whom are officers of Business First Bank. Business First is committed to hiring and retaining high quality employees to execute its strategic plan and considers its relations with employees to be very good.

Litigation

Business First and its subsidiaries are defendants in various lawsuits arising in of the normal course of business. In the opinion of management, the ultimate resolution of such matters should not have a material adverse effect on Business First’s consolidated financial condition or results of operations. Litigation is, however, inherently uncertain, and Business First cannot make assurances that it will prevail in any of these actions, nor can it estimate with reasonable certainty the amount of damages that it might incur.

Properties

Business First’s current principal offices are located 8440 Jefferson Highway, Baton Rouge, Louisiana. All of Business First’s banking offices are located in the State of Louisiana. The following table provides information about all of Business First’s locations.

Location	Date Opened	Own/ Lease	Square Footage
Principal Executive Office:
8440 Jefferson Highway Baton Rouge, Louisiana	2/1/2006	Lease	23,253
Banking Centers—Central Louisiana Market:
Northwest Louisiana Banking Center 800 Spring Street, Suite 120 Shreveport, Louisiana	8/28/2006	Lease	6,448
Northshore Banking Center 1675 N. Highway 190 Covington, Louisiana	10/18/2007	Lease	4,909
Lafayette Banking Center CDT Plaza 900 East St. Mary Boulevard, Suite 100 Lafayette, Louisiana	5/22/2008	Lease	4,723
Southwest Louisiana Banking Center 728 Ryan Street Lake Charles, Louisiana	3/9/2009	Lease	5,000
Bayou Region Loan Production Office 435 Corporate Drive, Suite 102 Houma, Louisiana	11/17/2010	Lease	2,800

Issuer Purchases of Equity Securities

Business First had no publicly announced plans or programs for purchase of stock during 2013. There were no shares of Business First common stock repurchased during the year ended December 31, 2014.

Unregistered Sales of Securities

There were no unregistered sales of Business First’s common stock in 2013, 2012 or the nine-month period ended September 30, 2014.

Management

General

The boards of directors and executive management of each of Business First and Business First Bank will continue as the boards of directors and executive management of each of Business First and Business First Bank following the proposed merger transactions with AGFC and American Gateway Bank. Accordingly, the following discussion also provides information regarding the management of Business First and Business First Bank as the surviving entities from the proposed merger transactions.

The boards of directors of Business First and Business First Bank are each made up of the same 16 individuals. The directors of Business First are elected by its shareholders at Business First’s annual shareholders’ meeting. The elected directors hold office until the next annual meeting, or until their successors are duly elected and qualified. Business First’s executive officers are appointed by and serve at the discretion of its board of directors.

The directors of Business First Bank are elected by Business First, as the sole shareholder of Business First Bank, each year and they hold office for a term of one year or until their successors are chosen and qualified. The executive officers of Business First Bank are appointed by and serve at the discretion of its board of directors. The following table sets forth the current directors and executive officers of Business First and Business First Bank:

Name (Age)	Title/Position with Business First	Position Since	Title/Position with Business First Bank	Position Since
Lloyd Benny Alford (69)	Director	May 2012	Director	February 2006
John Graves (73)	Director	May 2012	Director	July 2006
Robert S. Greer Jr. (67)	Director, Chairman	May 2012	Director, Chairman	April 2010
Rolfe Hood McCollister Jr. (59)	Director	August 2005	Director	August 2005
Andrew D. McLindon (54)	Director	May 2012	Director	April 2006
David R. (“Jude”) Melville III (40)	Director, President and Chief Executive Officer	March 2011(1)	Director, President and Chief Executive Officer	March 2011(1)
Patrick E. Mockler (45)	Director	May 2012	Director	March 2006
David A. Montgomery (53)	Director	May 2012	Director	December 2007
Nanette Noland (56)	Director	May 2012	Director	March 2006
Arthur Price (49)	Director	May 2012	Director	December 2008
Fayez K. Shamieh (69)	Director	May 2012	Director	January 2010
Stewart Slack (59)	Director	May 2012	Director	December 2007
Kenneth Smith (52)	Director	May 2012	Director	December 2011
Thomas Everett Stewart Jr. (60)	Director	August 2005	Director	August 2005
Steve White (54)	Director	May 2012	Director	April 2010
Robert Yarborough (60)	Director	May 2012	Director	August 2006
Robert Bond (53)	None	N/A	Executive Vice President, Capital Region Chief Executive Officer	June 2009
Sonya Burton (36)	Secretary	July 2011	Senior Vice President, Chief Risk Officer	July 2007
Steven Champney (49)	Treasurer	January 2008	Executive Vice President, Chief Financial Officer	August 2008
Don Hingle (54)	None	N/A	Executive Vice President, Southern Region Chief Executive Officer	July 2009
Greg Robertson (43)	None	N/A	Executive Vice President, Western Region Chief Executive Officer	August 2011

(1)	Mr. Melville has been with the bank since its inception in February 2006, previously serving as its Chief Administrative Officer. He was promoted to the position of Chief Executive Officer in March 2011.

Board of Directors and Executive Officers

A brief description of the background of each of Business First’s directors and executive officers is set forth below. No director or executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or executive officer or director.

Lloyd Benny Alford. Lenny Alford serves as a director for Business First and Business First Bank. Mr. Alford owns and operates Benny’s Car Wash & Oil Change, headquartered in Baton Rouge, Louisiana. He was first employed by the car wash in 1964, and took over the operation from his father in 1970. He has since opened six locations and anticipates opening a seventh location in the near future. Mr. Alford brings to the Business First board of directors valuable knowledge and experience relating to the ownership and management of small businesses.

John Graves. John Graves serves as a director for Business First and Business First Bank. Mr. Graves is President of Evans-Graves Engineers, Inc., in Baton Rouge, Louisiana, and has served as the firm’s President since 1986. Mr. Graves holds a bachelor’s degree in civil engineering from Louisiana State University. He previously represented East Baton Rouge Parish on the Regional Planning Commission for 26 years, and he presently serves as Chairman of the Civil and Environmental Engineering External Advisory Board at LSU. He also currently serves on the board of directors for Pennington Biomedical Research Foundation. Mr. Graves brings entrepreneurial and business building skills and experience to Business First’s board of directors. He also provides valuable insight and experience as a result of his service on the boards of directors for other companies and institutions.

Robert S. Greer, Jr. Mr. Greer serves as Chairman of the Board of Business First and Business First Bank. Mr. Greer previously served as President of multiple insurance companies during his career. He retired in 2013 from his position as President and Chief Executive Officer of LEMIC Insurance Company, a workers’ compensation insurer in Baton Rouge, Louisiana. Prior to his retirement, Mr. Greer served as the President and Chief Executive Officer of LEMIC Insurance Company since 2001. Mr. Greer holds a bachelor’s degree in insurance from Louisiana State University. Mr. Greer also currently serves as a director of Starmount Life Insurance and as a director of Woman’s Hospital. Mr. Greer benefits the Business First board of directors through his extensive business knowledge and experience in the insurance industry as well as with valuable insight gained through his service on other boards of directors. His commitment to Business First’s success is also demonstrated by his service as its Chairman of the Board.

Rolfe Hood McCollister, Jr. Rolfe McCollister, Jr. serves as a director for Business First and Business First Bank. Mr. McCollister is the founder of Louisiana Business, Inc., which publishes Greater Baton Rouge Business Report (started in 1982), 225 magazine, inRegister magazine, Daily Report online news, Louisiana NEXT, Welcome magazine, Baton Rouge Region Guide and other specialty publications. Louisiana Business, Inc., also produces the Baton Rouge Business Awards and Hall of Fame, Influential Women in Business, the Louisiana Business Symposium, Forty Under 40 and several other annual events. Mr. McCollister is a graduate of Louisiana State University. His business management experience and many community contacts enable him to make valuable contributions to the board of directors of Business First.

Andrew D. McLindon. Andrew McLindon serves as a director for Business First and Business First Bank. Mr. McLindon has served since 1989 as President and Chief Executive Officer of Mainspring Companies, LLC, a management firm that oversees operations for the following companies: MBD Construction, a commercial construction firm; MBD Maintenance, a commercial building maintenance company; MBD Automation, a automated equipment installation provider; Genlease, a provider of emergency power solutions; McLindon Development, a real estate development company; and 4 Real Estate Services, a property management company. Mr. McLindon earned a bachelor’s degree in construction management from Louisiana State University. Mr. McLindon brings executive decision-making, leadership and risk assessment skills to the Business First board of directors as a result of his experience in the construction industry. His experience in real estate development and construction also benefit the Business First board of directors.

David R. Melville III. David R. “Jude” Melville, III serves as a director, president, and Chief Executive Officer of Business First and Business First Bank. Mr. Melville has served in these capacities since 2011 and has served in various management roles since the bank’s inception in 2006. Prior to serving in the banking industry, Mr. Melville served as a captain in the United States Air Force. Mr. Melville earned a bachelor’s degree in social studies from Harvard College and a Master’s of Science degree in Management from the London School of Economics. Mr. Melville is also a 2007 graduate of the Graduate School of Banking at Louisiana State University. He is active in the not for profit community, serving at various times as Treasurer of the United Way of Northwest Louisiana, Vice-Chairman of Woody’s Home for Veterans, Treasurer of Iris Women’s Domestic Violence Shelter, and as a member of the Young Presidents Organization (YPO), the Committee of 100, and on the board of Louisiana Association of Business and Industry (LABI).

Patrick E. Mockler. Patrick Molker serves as a director for Business First and Business First Bank. Mr. Mockler has served as President of Mockler Beverage Company, ALP since 2007, and has been a partner of Mockler Beverage Company, ALP since 1995. Mr. Mockler holds a bachelor’s degree in international trade and finance from Louisiana State University. He has also served as a partner of New Orleans Eagle Investments, LLC since 2009. Mr. Mockler is an active participant in his community, serving as President and Vice-President of the board of directors of the Baton Rouge Ancient Athlete Society, as a director of the Young President’s Organization and as a director of Istrouma Council of Boy Scouts. Mr. Mockler brings valuable business management skills and key relationships to the board of directors of Business First.

David A. Montgomery. David Montgomery serves as a director for Business First and Business First Bank. Mr. Montgomery has served as Vice President of Montgomery Agency, Inc., an independent insurance agency, since 1990. Mr. Montgomery is a Certified Public Accountant and he is currently a councilman at large with Bossier City, Louisiana. He also served for 12 years as the Chairman of the Budget Committee for the Bossier City Council. Since 1996, Mr. Montgomery has served on the Finance Committee for North Louisiana Volunteers of America. Mr. Montgomery also holds a bachelor’s degree in accounting from Louisiana State University. Mr. Montgomery brings extensive knowledge of the insurance and accounting industries to the Business First board of directors. He also provides valuable knowledge and insight derived from his service for civic and governmental organizations.

Nanette Noland. Nanette serves as a director for Business First and Business First Bank. Ms. Noland has served as President and Chief Executive Officer for The Powell Group, LLC since 1991. The Powell Group, LLC is a family-owned holding company consisting of thirteen diverse companies involved in businesses ranging from agriculture to communications. Ms. Noland earned a bachelor’s degree from Louisiana State University and teaches a course in entrepreneurship at the Louisiana State University, E.J. Ourso College of Business. She also served on the boards of directors of several non-profit and civic organizations. Ms. Noland benefits the Business First board of directors through her extensive skills and experience in the areas of entrepreneurship, business and executive management. She also has valuable connections within the communities served by Business First.

Arthur Price. Arthur Price serves as a director for Business First and Business First Bank. Mr. Price has served as Vice President, Finance / CFO for Badger Oil Corporation for over twenty years. Badger Oil and its affiliates participate in the exploration, drilling and production of crude oil and natural gas, with primary operations in the Louisiana Gulf Coast region and the Outer Continental Shelf of the Gulf of Mexico. Prior to joining Badger Oil, Mr. Price worked as an oil and gas accountant with a specialized firm located in Lafayette, Louisiana. As a senior member of the oil and gas community, Mr. Price is an active board member of the Louisiana Oil and Gas Association and the Louisiana Association of Business and Industry, where he is a current member of the Executive Committee. Mr. Price is also a former member of the board of The Lafayette Petroleum Club, having served as Treasurer and President. Mr. Price received a Bachelor of Science degree in Business Administration from the University of Southwestern Louisiana (now The University of Louisiana, Lafayette) in 1989 and is a Certified Public Accountant.

Fayez K. Shamieh, M.D. Dr. Fayez Shamieh serves as a director for Business First and Business First Bank. Dr. Shamieh is a physician specializing in neurology. In 1979, Dr. Shamieh founded Neuro Associates in Lake Charles, Louisiana, and has been a senior member at the clinic since that time. Dr. Shamieh earned a degree in medicine from Ain Shams University in Cairo, Egypt. He currently serves as a councilor for Southern Medical Associates and has previously served on the board of directors for the Louisiana State Medical Society. Dr. Shamieh brings entrepreneurial and business building skills and experience to the board of directors, having successfully managed his own medical clinic for over thirty years. He also has valuable connections within the business and medical communities served by Business First.

Stewart Slack. Stewart Slack serves as a director for Business First and Business First Bank. Mr. Slack has served as Vice President of KDC Real Estate Development & Investments since 2013 and as President of Slack-Alost Development since 1998. He previously served as President of Slack-Alost Architecture, a commercial architecture firm. He has also served as a director for several other organizations and institutions. Mr. Slack served as a director for Premier Bank, later Bank One, from 1989 to 2000 and he previously served on the board of directors of the LSU Honors College, as state-wide fund raising chairman of Forever LSU. He also served on the board of directors of The One Foundation, as a director and past President of The Strand Theater Corporation and on the board of directors of the Shreveport Chamber of Commerce. Mr. Slack also served on the LSU Board of Supervisors and was Chairman from 2004 to 2005. Ms. Slack currently sits on the board of directors of the LSU Health Sciences Center Foundation. Mr. Slack obtained a degree in architecture from Louisiana State University. He has extensive business knowledge and experience in the real estate industry. That experience, combined with his service on other boards of directors, benefits Business First. Most notably, Mr. Slack brings to Business First over ten years of prior experience as a bank director.

Kenneth Smith. Kevin Smith serves as a director for Business First and Business First Bank. Mr. Smith is President and Chief Executive Officer of T. Baker Smith, LLC, a professional services firm that provides planning, environmental, surveying, engineering and construction management services. Mr. Smith has been with T. Baker Smith, LLC since 1980. He also serves as Managing Partner for the following companies: TBS Holding, LLC, a real-estate holding company; Four C’s of Houma, LLC, a personal investment company; and Mega Beast Commercial Realty, a commercial real estate company. Mr. Smith serves as President for the Louisiana Pipeliners Association, past President of South Central Industrial Association, and he currently serves as a member of the Louisiana Oil & Gas Association and Louisiana Association of Business & Industry. Mr. Smith earned a degree in civil engineering from Louisiana Tech University. He brings extensive business skills and experience to the board of directors of Business First, having successfully managed his own business for many years. Mr. Smith is also an active leader in his community and serves on the boards of many civic organizations. His many professional and community contacts benefit Business First.

Thomas Everett Stewart, Jr. Thomas Stewart serves as a director for Business First and Business First Bank. Mr. Stewart has been retired since 2009. From 1988 to 2009, he served as President of Interstate Logos, LLC, a wholly-owned subsidiary of the Lamar Advertising Company. Mr. Stewart also served as a board member of Lamar Advertising Company for several years, and he served on the board of The Business Bank of Baton Rouge for two years. Mr. Stewart earned a bachelor’s degree in business administration from Auburn University. He has extensive business knowledge and brings years of experience managing a subsidiary of a publicly-traded company to the Business First board of directors.

Steve White. Steve White serves as a director for Business First and Business First Bank. Mr. White has served as the Business Manager for the William A. Robinson Trust since January or 2009. He also serves as a member of the board of directors of Obenco IV, an oil and gas venture with development and production in an approximate four-state area. Mr. White graduated from Louisiana Tech University with a Bachelor of Science degree in petroleum engineering in 1985. Mr. White’s experience in asset management and his knowledge of the oil and gas industry are valuable to Business First’s board of directors.

Robert Yarborough. Mr. Yarborough serves as a director for Business First and Business First Bank. Mr. Yarborough is the Chief Executive Officer and co-owner of Manda Fine Meats, a meat provision distribution company headquartered in Baton Rouge, Louisiana. Mr. Yarborough has been with Manda Fine Meats since 1976. He earned a bachelor’s degree in marketing from Louisiana State University. Mr. Yarborough has served as a director for a number of non-profits and business associations, and currently serves as a board member of the LSU System Board of Supervisors. Mr. Yarborough brings leadership, business knowledge and valuable community contacts to the board of directors of Business First through his long experience in managing a business and through his service on various other boards.

Steven Champney. Steven Champney has served as the Executive Vice President and Chief Financial Officer of Business First Bank since 2008. He has worked in financial management positions within the banking industry since 1990, including four years as a consultant to Louisiana area banks for Arthur Andersen, LLP. Mr. Champney earned a bachelor’s degree in business administration and an MBA from the University of Southern Mississippi.

Robert Bond. Mr. Bond is the Executive Vice President and Capital Region Chief Executive Officer of Business First Bank. He has been with Business First Bank since 2009. Prior to joining Business First Bank, Mr. Bond worked for JP Morgan Chase Bank, NA for 14 years. He earned a bachelor’s degree in business and public administration and an MBA from Louisiana State University.

Sonya Burton. Sonya Burton has been with Business First Bank since 2007 and she currently serves as Chief Risk Officer. She also serves as Secretary of Business First. Since 2001, Ms. Burton has been in the banking industry specializing in regulatory matters and risk. Ms. Burton is a graduate of Southeastern Louisiana University and Louisiana State University holding a Bachelors of Science in Finance, a Masters of Business Administration and a Graduate degree in Banking. Ms. Burton is certified in Risk Management Assurance and is a Certified Financial Services Auditor.

Don Hingle. Don Hingle has been with Business First Bank since July 2009 and currently serves as the Executive Vice President of the Southeastern Louisiana Market, which includes Houma, Covington and future expansion into New Orleans. Prior to his promotion to Executive Vice President in February of 2014, Mr. Hingle served as the Regional President of Business First Bank’s Bayou Region (Houma Market). Mr. Hingle manages all aspects of the banking centers in the above-described markets, and all market Presidents report to him. Mr. HIngle is also responsible for managing business development and operations in the markets he oversees. Mr. Hingle holds a Bachelors Degree in Finance and a Masters of Business Administration from the University of New Orleans.

Gregory Robertson. Mr. Robertson serves as the Western Region Chief Executive Officer of Business First Bank. He has been in the banking business since 1986. Mr. Robertson worked at City Savings Bank from 1996 to 2011, where he served in many capacities, including branch manager, commercial lender, program manager for City Savings Financial Services and Senior Vice President. As Western Region Chief Executive Officer for Business First Bank, he is a leader and is involved with business development, management and production for the Lake Charles, Lafayette and Shreveport markets. Mr. Robertson also holds the title of Lake Charles Market President, Head of Mortgage and Investments.

Director Independence

The Audit Committee of the board of directors of Business First Bank has determined that a majority of its directors are independent, as that term is defined below. The Audit Committee has determined that Mr. Melville is not independent, because he is an employee of Business First Bank. The Audit Committee annually reviews relationships that exist between Business First and each director and his or her related interests for the purpose of determining whether the director is independent. The full board conducts this review on directors serving as members of the Audit Committee. A director is presumed to be independent unless the director (or his or her immediate family members):

•	has been an employee or executive of Business First or Business First Bank at any time during the last three years;

•	has been an employee or partner of Business First’s independent registered public accounting firm at any time during the last three years;

•	is an owner, partner, employee or director of an entity with material relationships (i.e., makes payments to, or receives payments from, Business First or Business First Bank which exceed the greater of $500,000 or 2% of the entity’s gross revenues) with Business First or Business First Bank, either as a vendor or customer, except in situations where revenues are generated as a result of a competitive bid process in which the board of directors determines the business relationship is in the best interest of Business First; or

•	receives more than $100,000 per year in direct compensation from Business First, other than director and related fees.

The Governance Committee does not consider any additional transactions below the threshold amount of $100,000 in determining whether any director is independent.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the board of directors of Business First Bank consists of three directors: Robert Greer (Chair), Robert Yarborough and Rolfe McCollister. No member of this Committee has at any time been an officer or employee of Business First, Business First Bank or any of Business First’s subsidiaries and all are considered independent based on guidelines described above. None of Business First’s executive officers serves, or in the past year served, as a member of the board of directors or Compensation Committee of any entity that has or had one or more of its executive officers serving on Business First’s board of directors or the Compensation Committee.

Executive Compensation

Business First’s named executive officers for 2014, which consist of its principal executive officer and the two other most highly compensated executive officers, are:

•	David R. (“Jude”) Melville III, Business First’s and Business First Bank’s President and Chief Executive Officer;

•	Steven Champney, Business First’s Treasurer and Business First Bank’s Executive Vice President and Chief Financial Officer; and

•	Robert Bond, Business First Bank’s Executive Vice President, Capital Region Chief Executive Officer.

Summary Compensation Table

The following table provides information regarding the compensation of Business First’s named executive officers for the fiscal years ended December 31, 2014 and 2013. The compensation shown on the table below is paid to such employees by Business First Bank.

Name and Principal Position	Year ($)	Salary ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)		All Other Comp.(1) ($)	Total ($)
David R. (“Jude”) Melville III	2014	$274,500	—	$100,000		$43,242	$417,742
President and Chief Executive Officer	2013	$274,500	—	$125,000	(3)	$41,413	$440,913

Steven Champney	2014	$247,632		$62,000	(2)	$43,235	$352,867
Executive Vice President and Chief Financial Officer	2013	$245,180	—	$61,295	(3)	$41,395	$347,870

Robert Bond	2014	$230,000	—	$62,000	(2)	$32,923	$324,923
Executive Vice President, Capital Region Chief Executive Officer	2013	$210,125	—	$61,295	(3)	$26,263	$297,683

1.	All Other Compensation for the named executive officers includes the total of the benefits and perquisites in the table below.
2.	To be paid in 2015 for service in 2014.
3.	Paid in 2014 for service in 2013.

Named Executive Officer	Year ($)	Car Allowance	Health & Welfare Plan Premiums	Club Dues	Total
David R. (“Jude”) Melville III	2014	$10,728	$20,514	$12,000	$43,242
	2013	$10,728	$18,685	$12,000	$41,413
Steven Champney	2014	$10,728	$20,506	$12,000	$43,234
	2013	$10,728	$18,667	$12,000	$41,395
Robert Bond	2014	$10,728	$17,695	$4,500	$32,923
	2013	$10,728	$15,535	—	$26,263

Outstanding Equity Awards at 2014 Fiscal Year-End

The following table provides information regarding outstanding equity awards held by each of Business First’s named executive officers on December 31, 2014.

	Options Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date
David R. (“Jude”) Melville III	05/17/2011		50,000	50,000	100,000	(1)	$15	05/17/2021
	12/22/2006		78,800	13,600	92,400	(2)	$10	12/22/2016
	7/17/2006	(3)	500	—	500	(4)	$10	02/01/2016

Steven Champney	09/01/2008		35,000	15,000	50,000	(2)	$12	09/01/2018

Robert Bond	05/17/2011		20,000	20,000	40,000	(1)	$15	05/17/2021
	07/19/2010		6,750	15,750	22,500	(2)	$15	07/19/2020
	06/15/2009		3,000	45,000	7,500	(2)	$15	06/15/2019

(1)	Options vest over a period of 4 years following the date of grant.
(2)	Options vest over a period of ten years following the date of grant.
(3)	Represents warrants to purchase shares of Business First common stock.
(4)	Warrants vest over a period of 5 years following the date of grant.

Employment Agreements

Business First Bank is a party to employment agreements with certain of its named executive officers and certain of its other employees. With respect to its named executive officers, Business First Bank has entered into an employment agreement with each of David (“Jude”) Melville III and Steven Champney. A summary description of the employment agreements with each of these named executive officers is set forth below.

David Melville, III. Business First Bank has entered into an employment agreement with David (“Jude”) Melville, III regarding his service as its Chief Executive Officer. The employment agreement with Mr. Melville provides for an automatically renewing one-year term unless Business First Bank gives notice to Mr. Melville at least 90 days prior to the end of the term that the term will not be extended. The agreement, as amended, provides for Mr. Melville to receive a base salary of not less than $274,500 annually, as well as for Mr. Melville’s participation in benefit plans and incentive bonus plans offered by Business First Bank. Mr. Melville is also entitled to paid vacation, a vehicle allowance, a country club membership and health insurance.

If Mr. Melville’s employment is terminated by Business First Bank without cause (as defined in the agreement) during the term of the agreement or if Mr. Melville terminates is his employment for good reason (as defined in the agreement), he will be entitled to payment of an amount equal to two times his then current annual base salary, plus certain continued benefits to which he would otherwise be entitled in accordance with the terms and provisions of any such plans or programs. In addition, if, following a change-in-control (as defined in the agreement) of Business First or Business First Bank, Mr. Melville remains employed for a 12 month period, he will be permitted to terminate his employment for any reason within 90 days of the end of such 12 month period and receive compensation as if he had terminated his employment for good reason. Mr. Melville would also be provided with a tax “gross-up” payment if any of the payments above subject him to certain excise taxes.

Steven Champney. Business First Bank has entered into an employment agreement with Steven Champney regarding his service as its Executive Vice President and Chief Financial Officer. The employment agreement with Mr. Champney provides for a term ending August 31, 2018; provided, that the agreement renews for an additional two years at the end of the term (and each extension of the term) unless Business First Bank gives notice to Mr. Champney at least 60 days prior to the end of the term that the term will not be extended. The agreement, as amended, provides for Mr. Champney to receive a base salary of not less than $239,200 annually, as well as for Mr. Champney’s participation in benefit plans and incentive bonus plans offered by Business First Bank. Mr. Champney is also entitled to paid vacation, a vehicle allowance, membership in a country club and health insurance. The agreement further provides for the issuance of options to purchase 50,000 shares of our common stock, which options continue to vest in equal increments over a term of ten years from the date they were granted. The agreement also provides for Mr. Champney’s participation in future grants of stock options to Business First Bank’s senior executives.

Mr. Champney’s employment agreement, as amended, provides for severance equal to that of other senior executive officers of Business First Bank. Accordingly, severance benefits for Mr. Champney would be similar to the benefits described above with respect to Mr. Melville’s agreement.

Other Employment Arrangements. In addition to the employment agreements described above, Business First Bank has entered into employment and/or compensation arrangements with certain of its officers with varying terms taking into consideration the nature of the position and the particular individual’s skills and experience. Business First’s overall executive compensation program is designed to attract, motivate, reward and retain key members of its management. A major goal of Business First’s compensation program is to align the compensation structure for its executives with shareholders’ interests and current market practices.

All of Business First’s officers serve at the pleasure of its board of directors. If any of these individuals leaves his or her respective position, Business First’s business, financial condition, results of operations may suffer.

Equity Incentive Plans

In 2006, Business First’s board of directors adopted the 2006 Stock Option Plan pursuant to which certain of its officers, directors and employees became eligible to receive options to purchase shares of Business First’s common stock. Business First’s Stock Option Plan, as amended, permits a maximum number of 1,500,000 shares to be issued upon the exercise of awards granted under the plan.

As of September 30, 2014, Business First had granted total options to purchase 914,290 shares of its common stock, of which 697,311 were vested, and an additional 585,710 shares of Business First common stock remained available for issuance under the plan. At September 30, 2014, the weighted average exercise price of the stock options issued under Business First’s Stock Option Plan was $12.49.

Business First’s Stock Option Plan is intended to provide certain of its officers, directors and employees the opportunity to acquire a proprietary interest in the success of Business First by granting stock option awards to such individuals. Specifically, the plans are intended to advance the interests of Business First by (1) enabling it to attract and retain the best available individuals for positions of substantial responsibility; (2) providing additional incentive to such persons by affording them an opportunity for equity participation in its business; and (3) rewarding officers, directors and employees for their contributions.

Business First’s Stock Option Plan is administered by the board of directors of Business First. The board of directors has authority with respect to the plan to:

•	modify the requirements of the plan to conform with the law or to meet special circumstances not anticipated or covered in the plan;

•	establish policies; and

•	adopt rules and regulations and prescribe forms for carrying out the purposes and provisions of the plan.

Both “Incentive Stock Options” and “Non-Qualified Options” may be granted under Business First’s Stock Option Plan from time to time. Incentive Stock Options are stock options intended to satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. Non-Qualified Options are stock options that do not satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended.

Under the plan, the aggregate fair market value (determined as of the date an option is granted) of the shares with respect to which Incentive Stock Options are exercisable for the first time by any optionee during any calendar year may not exceed $100,000. The option price to be paid upon exercise of an Incentive Stock Option or a Non-Qualified Option is determined by the board of directors, but in no event may such price be less than the fair market value per share of the common stock of Business First on the date of the grant.

The board of directors of Business First has the discretion to fix the period during which any option (including Incentive Stock Options and Non-Qualified Options) may be exercised, provided that no options may be exercised more than 10 years after the date of grant. Each option may be exercised upon such terms and conditions as the board of directors determines. In making any determination as to whom options shall be granted, and as to the number of shares to be covered by such options, the board of directors considers the duties of the respective officers, directors and employees, their present and potential contributions to Business First’s success, profitability and growth, and such other factors as the board deems relevant in connection with accomplishing the purposes of the Stock Option Plan.

Director Compensation

Each of Business First’s directors who is not also an executive officer of Business First Bank receives compensation for attending various board of directors and committee meetings. Business First directors who are not executive officers of Business First Bank receive $500.00 for their attendance at each board meeting as well as a monthly retainer. Business First’s Chairman of the Board receives a monthly retainer of $1,250.00, each director receives a monthly retainer of $416.67 and each Committee Chairperson (except for the Compensation Committee Chairperson) receives an additional monthly retainer of $333.33. The additional monthly retainer for the Compensation Committee Chairperson is $208.33.

The following table sets forth compensation paid, earned or awarded during 2014 to each of Business First’s directors and the directors of Business First Bank, other than directors who are also named executive officers, whose compensation is described in the “Summary Compensation Table” above.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Total ($)
Lloyd Benny Alford	10,803	—	12,500
John Martindale Engquist(1)	11,387	—	8,500
John Graves	11,803	—	14,250
Robert S. Greer Jr.	23,762	—	10,708
Rolfe Hood McCollister Jr.	13,720	—	15,500
Andrew D. McLindon	11,053	—	14,000
Patrick E. Mockler	8,553	—	11,500
David A. Montgomery	10,053	—	15,905
Nanette Noland	9,553	—	10,750
Arthur Price	12,053	—	13,000
Fayez K. Shamieh	10,053	—	11,000
Stewart Slack	14,220	—	16,000
Kenneth Smith	11,553	—	12,750
Thomas Everett Stewart Jr.	9,553	—	10,500
Aubrey Temple(2)	13,220	—	14,250
Steve White	10,053	—	11,500
Robert Yarborough	9,553	—	11,500

(1)	Mr. Engquist resigned as a director effective December 11, 2014
(2)	Deceased.

Directors have been and will continue to be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Directors are also entitled to the protection provided by the indemnification provisions in our current articles of incorporation and bylaws.

Risk Assessment of Compensation Policies and Practices

In connection with its evaluation and review of Business First’s policies and practices of compensating employees, including executives and nonexecutive employees, as such policies and practices relate to risk management practices and risk-taking, the Compensation Committee of the board of directors of Business First has determined that its compensation plans and practices are not likely to have a material adverse effect on Business First.

Supervision and Regulation

General

The U.S. banking industry is highly regulated under federal and state law. Banking laws, regulations and policies affect Business First’s operations and those of its subsidiaries.

As a bank holding company, Business First is subject to inspection, examination, supervision and regulation by the Federal Reserve. Business First Bank is subject to extensive regulation and examination by the Louisiana OFI and the FDIC.

Statutes, regulations and policies limit the activities in which Business First may engage and how it conducts certain permitted activities. The system of supervision and regulation applicable to Business First and Business First’s subsidiaries establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC’s Deposit Insurance Fund, Business First Bank’s depositors and the public, rather than Business First’s shareholders or creditors. Further, the bank regulatory system imposes reporting and information collection obligations. Business First incurs significant costs relating to compliance with these laws and regulations. Banking statutes, regulations and policies are continually under review by Congress and state legislatures and regulatory agencies, and a change in them, including changes in how they are interpreted or implemented, could have a material adverse effect on Business First’s business, financial condition and results of operations.

The material statutory and regulatory requirements that are applicable to Business First and Business First Bank are summarized below. This description is not intended to describe all laws and regulations applicable to Business First and its subsidiaries, and the description is qualified in its entirety by reference to the full text of the statutes, regulations, policies, interpretive letters and other written guidance that are described herein.

Business First Bancshares, Inc.

Business First is a bank holding company registered under the BHC Act, and Business First is subject to supervision, regulation and examination by the Federal Reserve. The BHC Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Banking statutes, regulations and policies could restrict Business First’s ability to diversify into other areas of financial services, acquire depository institutions and make distributions or pay dividends on its equity securities. They may also require Business First to provide financial support to any bank that Business First controls, maintain capital balances in excess of those desired by management and pay higher deposit insurance premiums as a result of a general deterioration in the financial condition of Business First Bank.

Business First Bank

Business First Bank is a commercial bank chartered under the laws of the State of Louisiana and it is not a member of the Federal Reserve. In addition, its deposits are insured to the maximum extent permitted by law by the FDIC. As such, Business First Bank is subject to extensive regulation and examination by the Louisiana OFI and the FDIC. The federal and state laws and regulations which are applicable to Business First Bank regulate, among other things, the scope of its business, its investments, its reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for certain loans. In addition to the impact of such regulations, commercial banks are affected significantly by the actions of the Federal Reserve in connection with its economic policy.

Broad Supervision and Enforcement Powers

A principal objective of the U.S. bank regulatory system is to protect depositors by ensuring the financial safety and soundness of banking organizations. To that end, the banking regulators have broad regulatory, examination and enforcement authority. The regulators regularly examine the operations of banking organizations. In addition, banking organizations are subject to periodic reporting requirements.

The regulators have various remedies available if they determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of a banking organization’s operations are unsatisfactory. The regulators may also take action if they determine that the banking organization or its management is violating or has violated any law or regulation. The regulators have the power to, among other things:

•	enjoin “unsafe or unsound” practices;

•	require affirmative actions to correct any violation or practice;

•	issue administrative orders that can be judicially enforced;

•	direct increases in capital;

•	direct the sale of subsidiaries or other assets;

•	limit dividends and distributions;

•	restrict growth;

•	assess civil monetary penalties;

•	remove officers and directors; and

•	terminate deposit insurance.

The FDIC may terminate a depository institution’s deposit insurance upon a finding that the institution’s financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution’s regulatory agency. Engaging in unsafe or unsound practices or failing to comply with applicable laws, regulations and supervisory agreements could subject Business First and its subsidiaries or their officers, directors and institution-affiliated parties to the remedies described above and other sanctions.

The Dodd-Frank Act

On July 21, 2010, the Dodd-Frank Act became law. The Dodd-Frank Act is having a broad impact on the financial services industry, and imposes significant regulatory and compliance requirements, including the designation of certain financial companies as systemically important financial companies, the changing roles of credit rating agencies, the imposition of increased capital, leverage, and liquidity requirements, and numerous other provisions designed to improve supervision and oversight of, and strengthen safety and soundness within, the financial services sector. Additionally, the Dodd-Frank Act establishes a new framework of authority to conduct systemic risk oversight within the financial system to be distributed among new and existing federal regulatory agencies.

The following items provide a brief description of certain provisions of the Dodd-Frank Act that are most relevant Business First and Business First Bank.

•	Source of strength. Under Federal Reserve policy, bank holding companies have historically been required to act as a source of financial and managerial strength to each of their banking subsidiaries. The Dodd-Frank Act codified this policy as a statutory requirement. The Dodd-Frank Act requires all companies, including bank holding companies that directly or indirectly control an insured depository institution, to serve as a source of strength for the institution. Under this requirement, in the future Business First could be required to provide financial assistance to Business First Bank should it experience financial distress.

•	Consumer Financial Protection Bureau. The Dodd-Frank Act created the Consumer Financial Protection Bureau (“CFPB”) as a new, independent regulatory agency. The CFPB is tasked with establishing and implementing rules and regulations under certain federal consumer protection laws governing the conduct of providers of certain consumer financial products and services. The CFPB has rulemaking authority over many of the statutes governing products and services offered to bank and thrift consumers. For banking organizations with assets of $10 billion or more, the CFPB has exclusive rule making and examination, and primary enforcement authority under federal consumer financial laws. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB. Compliance with any such new regulations would increase Business First’s cost of operations.

•	Mortgage loan origination rules. The Dodd-Frank Act authorized the CFPB to establish certain minimum standards for the origination of residential mortgages, including requirements for lenders to affirmatively determine that their borrowers have the ability to repay their mortgage loans. Under the Dodd-Frank Act, financial institutions may not make a residential mortgage loan unless they make a “reasonable and good faith determination” that the consumer has a “reasonable ability” to repay the loan. The Dodd-Frank Act allows borrowers to bring civil claims and raise certain defenses to foreclosure if the lender does not make an appropriate ability-to-repay determination. The CFBP’s rules, however, provide a full or partial safe harbor from such liability and defenses for loans that are “qualified mortgages.” The ability-to-repay rule is just one among many of the CFPB’s new rules that will affect origination, disclosure and servicing in connection with consumer mortgages. Many of the CFPB’s new rules governing mortgage loan origination became effective in January of 2014. Additional mortgage rules are scheduled to become effective in August of 2015. Compliance with all of the CFPB’s new mortgage rules will increase Business First’s cost of operations.

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Deposit insurance. The Dodd-Frank Act made permanent the increased $250,000 deposit insurance limit for insured deposits. Amendments to the Federal Deposit Insurance Act (“FDI Act”), also revised the assessment base against which an insured depository institution’s deposit insurance premiums paid to the Deposit Insurance Fund of the FDIC will be calculated. Under the amendments, the assessment base is no longer the institution’s deposit base, but rather its average consolidated total assets less its average tangible equity. Additionally, the Dodd-Frank Act made changes to the minimum designated reserve ratio of the Deposit Insurance Fund, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. Several of these provisions may impact the FDIC deposit insurance premiums paid by Business First Bank.

•	Transactions with affiliates and insiders. The Dodd-Frank Act generally enhanced the restrictions on transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of “covered transactions” and clarification regarding the amount of time for which collateral requirements regarding covered credit transactions must be satisfied. Insider transaction limitations are expanded through the strengthening of loan restrictions to insiders and the expansion of the types of transactions subject to the various limits, including derivatives transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions. Restrictions are also placed on certain asset sales to and from an insider to an institution, including requirements that such sales be on market terms and, in certain circumstances, approved by the institution’s board of directors.

•	Corporate governance. The Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies, including Business First. The Dodd-Frank Act (1) grants shareholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) enhances independence requirements for compensation committee members; (3) requires companies listed on national securities exchanges to adopt incentive-based compensation clawback policies for executive officers and (4) provides the SEC with authority to adopt proxy access rules that would allow shareholders of publicly traded companies to nominate candidates for election as a director and have those nominees included in a company’s proxy materials. For so long as Business First is an emerging growth company, Business First may take advantage of the provisions of the JOBS Act allowing it to not seek a non-binding advisory vote on executive compensation or golden parachute arrangements, but Business First will remain subject to many of the other provisions of the Dodd-Frank Act relating to investor protection, corporate governance and investor protection.

The requirements of the Dodd-Frank Act are in the process of being implemented over time and most will be subject to regulations implemented over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on Business First’s operations is unclear. The changes resulting from the Dodd-Frank Act could negatively impact the profitability of Business First’s business activities, require changes to certain of its business practices, impose upon it more stringent capital, liquidity and leverage requirements or otherwise have a material adverse effect on Business First’s business, financial condition or results of operations. These changes may also require Business First to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements.

Failure to comply with the new requirements could have a material adverse effect on Business First’s business, financial condition and results of operations.

The Volcker Rule

On December 10, 2013, the federal bank regulatory agencies, together with the SEC and the U.S. Commodity Futures Trading Commission, adopted a final rule, commonly known as the “Volcker Rule,” under Section 619 of the Dodd-Frank Act that generally prohibits “banking entities” from engaging in “proprietary trading” and making investments and conducting certain other activities with “private equity funds and hedge funds.” Although the final rule provides some tiering of compliance and reporting obligations based on size, the fundamental prohibitions of the Volcker Rule apply to banking entities of any size, including Business First and Business First Bank. The final regulations became effective April 1, 2014; however, at the time the agencies released the final Volcker Rule, the Federal Reserve announced an extension of the conformance period for all banking entities until July 21, 2015.

In response to industry questions regarding the final rule, the adopting agencies issued a clarifying interim final rule on January 14, 2014, permitting banking entities to retain interests in certain collateralized debt obligations backed by trust preferred securities if the collateralized debt obligations meet certain requirements.

Business First has reviewed the scope of the Volcker Rule and has preliminarily determined that it does not have any investments that meet the requirements of the rule.

Regulatory Notice and Approval Requirements Related to Control

Banking laws impose notice, approval and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. These laws include the BHC Act and the Change in Bank Control Act. Among other things, these laws require regulatory filings by a shareholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. The determination whether an investor “controls” a depository institution is based on all of the facts and circumstances surrounding the investment. As a general matter, a party is deemed to control a depository institution or other company if the party owns or controls 25% or more of any class of voting stock. Subject to rebuttal, a party may be presumed to control a depository institution or other company if the investor owns or controls 10% or more of any class of voting stock. Ownership by affiliated parties, or parties acting in concert, is typically aggregated for these purposes. If a party’s ownership of Business First were to exceed certain thresholds, the investor could be deemed to “control” Business First for regulatory purposes. This could subject the investor to regulatory filings or other regulatory consequences.

In addition, except under limited circumstances, bank holding companies are prohibited from acquiring, without prior approval, (1) control of any other bank or bank holding company or all or substantially all the assets thereof or (2) more than 5% of the voting shares of a bank or bank holding company which is not already a subsidiary.

Branching

Louisiana law provides that a Louisiana state bank can establish a branch anywhere in Louisiana provided that the branch is approved in advance by the Louisiana OFI. The branch also must be approved by the FDIC. When considering whether to approve the establishment of a branch, the Louisiana OFI and the FDIC consider a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers. The Dodd-Frank Act permits insured state banks to engage in de novo interstate branching if the laws of the state where the new branch is to be established would permit the establishment of the branch if the branching bank were chartered by such state.

Limits on Transactions with Affiliates

Federal law restricts the amount and the terms of both credit and noncredit transactions (generally referred to as “covered transactions”) between a bank and its nonbank affiliates. Covered transactions with any single affiliate may not exceed 10% of the capital stock and surplus of a bank, and covered transactions with all affiliates may not exceed, in the aggregate, 20% of a bank’s capital stock and surplus. For a bank, capital stock and surplus refers to the bank’s Tier 1 and Tier 2 capital, as calculated under the risk-based capital guidelines, plus the balance of the allowance for credit losses excluded from Tier 2 capital. A bank’s transactions with all of its affiliates in the aggregate are limited to 20% of the foregoing capital. In addition, in connection with covered transactions that are extensions of credit, a bank may be required to hold collateral to provide added security to the bank and the types of permissible collateral may be limited. The Dodd-Frank Act generally enhances the restrictions on transactions with affiliates, including an expansion of what types of transactions are covered transactions to include credit exposures related to derivatives, repurchase agreements and securities lending arrangements and an increase in the amount of time for which collateral requirements regarding covered transactions must be satisfied.

Loans to Insiders

Sections 22(g) and (h) of the Federal Reserve Act and its implementing regulation, Regulation O, place restrictions on loans by a bank to executive officers, directors and principal shareholders. Under Section 22(h), loans to a director, an executive officer and to a greater than 10.0% shareholder of a bank and certain of their related interests or insiders and insiders of affiliates, may not exceed, together with all other outstanding loans to such person and related interests, a bank’s loans-to-one-borrower limit (generally equal to 15.0% of the institution’s unimpaired capital and surplus). Section 22(h) also requires that loans to insiders and to insiders of affiliates be made on terms substantially the same as offered in comparable transactions to other persons, unless the loans are made pursuant to a benefit or compensation program that (1) is widely available to employees of the bank and (2) does not give preference to insiders over other employees of the bank. Section 22(h) also requires prior board of directors approval for certain loans and the aggregate amount of extensions of credit by a bank to all insiders cannot exceed the institution’s unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers.

Depositor Preference

The FDI Act provides that, in the event of the “liquidation or other resolution” of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. Therefore, if an insured depository institution like Business First Bank fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, nondeposit creditors, including Business First, with respect to any extensions of credit they have made to such insured depository institution.

Dividend Restrictions

Business First has not historically paid any dividends on its common stock. Business First’s shareholders will be entitled to receive dividends out of legally available funds as and when declared by Business First’s board of directors, in its sole discretion.

As a Louisiana corporation, Business First is subject to certain restrictions on dividends under the LBCA. Generally, under Louisiana law, Business First may not pay a dividend if (i) after giving effect to the dividend, Business First would not be able to pay its debts as they become due in the usual course of business, (ii) after giving effect to the dividend, Business First’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if Business First were to be dissolved at the time of the distribution, to satisfy any preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution, or (iii) the declaration or payment thereof would be contrary to any restrictions contained in Business First’s articles of incorporation. Also, as a bank holding company, Business First is required by the Federal Reserve to serve as a source of financial strength for Business First Bank. The Federal Reserve has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of dividends to shareholders unless its net income available has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the bank holding company’s capital needs, asset quality and overall financial condition.

Business First does not engage in separate business activities of a material nature. As a result, Business First’s ability to pay dividends depends upon the dividends received from Business First Bank. As a Louisiana state bank, Business First Bank’s ability to pay dividends is restricted by certain laws and regulations. Under the Louisiana Banking Law, Business First Bank may not declare or pay cash or property dividends unless it has unimpaired surplus that equals or exceeds 50% of its outstanding capital stock. Business First Bank’s unimpaired surplus may not be reduced below 50% as a result of the payment of any combination of cash or property dividends, or the purchase or redemption of any shares of its capital stock. In addition, Business First Bank must obtain the prior approval of the Louisiana Banking Commissioner to pay dividends to Business First if the total of all year-to-date cash or property dividends declared and paid by Business First Bank, when added to any amounts used by Business First Bank to redeem or purchase shares of its capital stock, would exceed the total of its year-to-date net income combined with its net income from the immediately preceding year, after deducting all of the following: (i) amounts paid or accrued for the payments of cash dividends, (ii) the value of all property paid in dividends, and (iii) amounts paid or accrued to redeem or purchase shares of Business First Bank’s capital stock over the calculation period.

In addition to Louisiana law restrictions on Business First Bank’s ability to pay dividends, under FDICIA, Business First Bank may not pay any dividend if the payment of the dividend would cause Business First Bank to become undercapitalized or if Business First Bank is “undercapitalized.” The FDIC may further restrict the payment of dividends by requiring that Business First Bank maintain a higher level of capital than would otherwise be required to be “adequately capitalized” for regulatory purposes. Moreover, if, in the opinion of the FDIC, Business First Bank is engaged in an unsound practice (which could include the payment of dividends), the FDIC may require, generally after notice and hearing, that Business First Bank cease such practice. The FDIC has indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe banking practice. Moreover, the FDIC has also issued policy statements providing that insured depository institutions generally should pay dividends only out of current operating earnings. Under regulatory capital guidelines, Business First Bank must maintain a Tier 1 capital to adjusted total assets ratio of at least 4.0%, a Tier 1 capital to risk weighted assets ratio of at least 4.0%, and a total risk based capital to risk weighted assets ratio of at least 8.0%. As of September 30, 2014, Business First Bank had a ratio of Tier 1 capital to adjusted total assets of 10.8%, a ratio of Tier 1 capital to risk weighted assets of 12.4% and a ratio of total risk based capital to risk weighted assets of 13.5%.

The Dodd-Frank Act imposes, and Basel III (described below) will impose, additional restrictions on the ability of banking institutions to pay dividends.

Regulatory Capital Requirements

The Federal Reserve monitors Business First’s capital adequacy, on a consolidated basis, and the FDIC and the Louisiana OFI monitor the capital adequacy of Business First Bank. The regulatory agencies use a combination of risk-based guidelines and a leverage ratio to evaluate capital adequacy and consider these capital levels when taking action on various types of applications and when conducting supervisory activities related to safety and soundness. Assets and off-balance sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. Regulatory capital, in turn, is classified in one of two tiers. “Tier 1” capital includes common equity, retained earnings, qualifying non-cumulative perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, less goodwill, most intangible assets and certain other assets. “Tier 2” capital includes, among other things, qualifying subordinated debt and allowances for loan and lease losses, subject to limitations. The resulting capital ratios represent capital as a percentage of total risk weighted assets and off-balance sheet items.

Federal Reserve and FDIC regulations currently require bank holding companies and state chartered banks generally to maintain three minimum capital standards: (1) a Tier 1 capital to total assets ratio, or “leverage capital ratio,” of at least 4.0%; (2) a Tier 1 capital to risk weighted assets ratio, or “Tier 1 risk-based capital ratio,” of at least 4.0%; and (3) a total risk-based capital (Tier 1 plus Tier 2) to risk weighted assets ratio, or “total risk-based capital ratio,” of at least 8.0%. In addition, the prompt corrective action standards discussed below, in effect, increase the minimum regulatory capital ratios for banking organizations. These capital requirements are minimum requirements. Higher capital levels may be required if warranted by the particular circumstances or risk profiles of individual institutions, or if required by the banking regulators due to the economic conditions impacting Business First’s primary markets. For example, Federal Reserve regulations provide that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

Failure to meet capital guidelines could subject Business First and Business First Bank to a variety of enforcement remedies, including issuance of a capital directive, a prohibition on accepting brokered deposits, other restrictions on Business First’s business, including the termination of Business First Bank’s deposit insurance by the FDIC.

The Dodd-Frank Act directed federal banking agencies to establish minimum leverage capital requirements and minimum risk-based capital requirements for depository institution holding companies and non-bank financial companies supervised by the Federal Reserve that are not less than the “generally applicable leverage and risk-based capital requirements” applicable to insured depository institutions, in effect applying the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies. In addition, the Dodd-Frank Act requires the federal banking agencies to adopt capital requirements that address the risks that the activities of an institution pose to the institution and the public and private stakeholders, including risks arising from certain enumerated activities.

Basel III

The current risk-based capital guidelines that apply to Business First and Business First Bank are based on the 1988 capital accord, referred to as Basel I, of the International Basel Committee on Banking Supervision, or Basel Committee, a committee of central banks and bank supervisors, as implemented by federal bank regulators. In 2004, the Basel Committee published a new capital accord, Basel II. Basel II modifies risk weightings in an attempt to make capital requirements more risk sensitive and provides two approaches for setting capital standards for credit risk: an “advanced,” internal ratings-based approach tailored to individual institutions’ circumstances, and a “standardized” approach that bases risk weightings on external credit assessments to a much greater extent than permitted under existing risk-based capital guidelines. Basel II also sets capital requirements for operational risk and refines the existing capital requirements for market risk exposures. In 2007, the federal banking agencies adopted final rules implementing the advanced approaches of Basel II for “core” bank holding companies and banks having $250.0 billion or more in total consolidated assets or $10.0 billion or more of foreign exposures. These rules did not apply to Business First or Business First Bank.

On December 16, 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, known as Basel III. Basel III substantially revised the existing capital requirements for banking organizations. Modest revisions were made in June 2011. The Basel III standards operate in conjunction with portions of the Basel I and Basel II standards previously released by the Basel Committee. On June 7, 2012, the Federal Reserve, the OCC and the FDIC requested comment on these proposed rules that, taken together, would implement the Basel regulatory capital reforms through what are referred to herein as the “Basel III Capital Rules.”

In July 2013, the federal banking agencies published the final Basel III Capital Rules, which revised their risk-based and leverage capital requirements and their method for calculating risk weighted assets to implement, in part, agreements reached by the Basel Committee and certain provisions of the Dodd-Frank Act. While some provisions are tailored to larger institutions, the Basel III Capital Rules generally apply to all banking organizations, including Business First and Business First Bank. Among other things, the Basel III Capital Rules: (i) introduce a new capital measure known as “Common Equity Tier 1,” or CET1; (ii) specify that Tier 1 capital consists of CET1 and additional financial instruments satisfying specified requirements that permit inclusion in Tier 1 capital; (iii) define CET1 narrowly by requiring that most deductions or adjustments to regulatory capital measures be made to CET1 and not to the other components of capital; and (iv) expand the scope of the deductions or adjustments from capital as compared to the existing regulations.

Under the Basel III Capital Rules, banking organizations are provided a one-time option in their initial regulatory financial report filed after January 1, 2015 to remove certain components of accumulated other comprehensive income from the computation of common equity regulatory capital.

The Basel III Capital Rules also provide a permanent exemption from the proposed phase out of existing trust preferred securities and cumulative perpetual preferred stock from regulatory capital for banking organizations with less than $15 billion in total assets, while also implementing stricter eligibility requirements for regulatory capital instruments that should serve to disallow the inclusion of all non-exempt issuances of trust preferred securities and cumulative perpetual preferred stock from Tier 1 capital. The Basel III Capital Rules also provide additional constraints on the inclusion of minority interests, mortgage servicing assets, deferred tax assets and certain investments in the capital of unconsolidated financial institutions in Tier 1 capital, as well as providing stricter risk weighting rules to these assets.

The Basel III Capital Rules provide for the following minimum capital to risk weighted assets ratios:

•	4.5% based upon CET1;

•	6.0% based upon Tier 1 capital; and

•	8.0% based upon total regulatory capital.

A minimum leverage ratio (Tier 1 capital as a percentage of total assets) of 4.0% is also required under the Basel III Capital Rules. The Basel III Capital Rules additionally require institutions to retain a capital conservation buffer of 2.5% above these required minimum capital ratio levels. Banking organizations that fail to maintain the minimum 2.5% capital conservation buffer could face restrictions on capital distributions or discretionary bonus payments to executive officers, with distributions and discretionary bonus payments being completely prohibited if no capital conservation buffer exists, or in the event of the following: (1) the banking organization’s capital conservation buffer was below 2.5% at the beginning of a quarter; and (2) its cumulative net income for the most recent quarterly period plus the preceding four calendar quarters is less than its cumulative capital distributions (as well as associated tax effects not already reflected in net income) during the same measurement period.

The Basel III Capital Rules also provide stricter requirements as to the risk weighting of past due and certain commercial real estate loans, as well as on some equity investment exposures, and replaces the existing credit rating approach for determining the risk weighting of securitization exposures with an alternative approach.

Finally, the Basel III Capital Rules amend the thresholds under the prompt corrective action framework applicable to Business First Bank to reflect both (1) the generally heightened requirements for regulatory capital ratios as well as (2) the introduction of the CET1 capital measure.

The enactment of the Basel III Capital Rules will increase Business First’s required capital levels and those of Business First Bank. The Basel III Capital Rules become effective as applied to Business First and Business First Bank on January 1, 2015, with a phase in period from January 1, 2015 through January 1, 2019. Business First expects that it will meet all minimum capital requirements under the final rule when it becomes effective and as if fully phased in at the bank and bank holding company levels.

Liquidity Coverage Ratio

The Basel III Capital Rules did not address the proposed liquidity coverage ratio called for by the Basel Committee’s Basel III framework. On September 9, 2014, the Federal Reserve issued a final rule implementing a liquidity coverage ratio requirement in the United States for larger banking organizations. Neither Business First nor Business First Bank are subject to the liquidity coverage ratio requirement.

Prompt Corrective Action

The FDI Act requires federal bank regulatory agencies to take “prompt corrective action” with respect to FDIC-insured depository institutions that do not meet minimum capital requirements. A depository institution’s treatment for purposes of the prompt corrective action provisions will depend upon how its capital levels compare to various capital measures and certain other factors, as established by regulation.

Under this system, the federal banking regulators have established five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, in which all depository institutions are placed. The federal banking regulators have also specified by regulation the relevant capital levels for each of the other categories. Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. A depository institution that is undercapitalized is required to submit a capital restoration plan. Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies by federal bank regulatory agencies, including termination of deposit insurance by the FDIC, restrictions on certain business activities, and appointment of the FDIC as conservator or receiver. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

With respect to Business First Bank, the Basel III Capital Rules revise the prompt corrective action regulations by: (i) introducing the CET1 ratio requirement at each prompt corrective action category (other than critically undercapitalized), with the required CET1 ratio being 6.5% for well-capitalized status; (ii) increasing the minimum Tier 1 capital ratio requirement for each category, with the minimum Tier 1 capital ratio for well-capitalized status being 8.0% (as compared to the current 6.0%); and (iii) eliminating the current provision that provides that a bank with a composite supervisory rating of 1 may have a 3.0% leverage ratio and still be adequately capitalized. The Basel III Capital Rules do not change the total risk-based capital requirement for any prompt corrective action category.

Reserve Requirements

Pursuant to regulations of the Federal Reserve, all banks are required to maintain average daily reserves at mandated ratios against their transaction accounts. In addition, reserves must be maintained on certain nonpersonal time deposits. These reserves must be maintained in the form of vault cash or in an account at a Federal Reserve Bank.

Brokered Deposits

The FDI Act restricts the use of brokered deposits by certain depository institutions. Under the applicable regulations, (i) a well capitalized insured depository institution may solicit and accept, renew or roll over any brokered deposit without restriction, (ii) an adequately capitalized insured depository institution may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC, and (iii) an undercapitalized insured depository institution may not accept, renew or roll over any brokered deposit. The FDIC may, on a case-by-case basis and upon application by an adequately capitalized insured depository institution, waive the restriction on brokered deposits upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution.

Concentrated Commercial Real Estate Lending Guidance

The federal banking agencies, including the FDIC, have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (1) total reported loans for construction, land development and other land represent 100% or more of total capital or (2) total reported loans secured by multifamily and nonfarm residential properties and loans for construction, land development and other land represent 300% or more of total capital and the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. Owner occupied commercial real estate loans are excluded from this second category. If a concentration is present, management must employ heightened risk management practices that address the following key elements: including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing and maintenance of increased capital levels as needed to support the level of commercial real estate lending.

Examination and Examination Fees

The FDIC periodically examines and evaluates state non-member banks. Based on such an evaluation, Business First Bank, among other things, may be required to revalue its assets and establish specific reserves to compensate for the difference between Business First Bank’s assessment and that of the FDIC. The Louisiana OFI also conducts examinations of state banks but may accept the results of a federal examination in lieu of conducting an independent examination. In addition, the FDIC and Louisiana OFI may elect to conduct a joint examination. The Louisiana OFI charges fees to recover the costs of examining Louisiana chartered banks. The FDIC assesses fees in the form of deposit insurance premiums (discussed below). The Dodd-Frank Act provides various agencies with the authority to assess additional supervision fees.

Deposit Insurance Assessments

FDIC-insured banks are required to pay deposit insurance premiums to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. The FDIC recently raised assessment rates for all institutions to increase funding for its Deposit Insurance Fund, which is currently underfunded.

As discussed above, the Dodd-Frank Act requires the Deposit Insurance Fund to reach a reserve ratio of 1.35% of insured deposits by September 30, 2020. In December of 2010, the FDIC raised the minimum designated reserve ratio of Deposit Insurance Fund to 2.0%. The ratio is higher than the minimum reserve ratio of 1.35% as set by the Dodd-Frank Act. Under the Dodd-Frank Act, the FDIC is required to offset the effect of the higher reserve ratio on small insured depository institutions, which are those with consolidated assets of less than $10.0 billion.

In February of 2011, the FDIC approved a final rule on Assessments, Dividends, Assessment Base and Large Bank Pricing. The final rule, mandated by the Dodd-Frank Act, changes the deposit insurance assessment system from one that is based on domestic deposits to one that is based on average consolidated total assets minus average tangible equity. Because the new assessment base under the Dodd-Frank Act is larger than the current assessment base, the final rule’s assessment rates are lower than the current rates, which achieves the FDIC’s goal of not significantly altering the total amount of revenue collected from the industry. In addition, the final rule adopts a “scorecard” assessment scheme for larger banks and suspends dividend payments if the Deposit Insurance Fund reserve ratio exceeds 1.5%, but provides for decreasing assessment rates when the Deposit Insurance Fund reserve ratio reaches certain thresholds. The final rule also determines how the effect of the higher reserve ratio will be offset for institutions with less than $10.0 billion of consolidated assets.

Continued action by the FDIC to replenish the Deposit Insurance Fund as well as changes contained in the Dodd-Frank Act may result in higher assessment rates. Business First Bank may be able to pass part or all of this cost on to its customers, including in the form of lower interest rates on deposits or fees to some depositors, depending on market conditions.

Permitted Activities and Investments by Financial Holding Companies

The BHC Act generally prohibits a financial holding company from engaging, directly or indirectly, in activities other than banking or managing or controlling banks, except for activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

Activities that the Federal Reserve Board has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities;

•	leasing personal or real property;

•	operating a nonbank depository institution, such as a savings association;

•	trust company functions;

•	financial and investment advisory activities;

•	conducting discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.

Provisions of the Gramm-Leach-Bliley Act expanded the permissible activities of a financial holding company that qualifies as and elects to become a financial holding company. Under the regulations implementing the Gramm-Leach-Bliley Act, a financial holding company may engage in additional activities that are “financial in nature” or incidental or complementary to financial activity. Among other things, to qualify as a financial holding company, all of the subsidiary banks controlled by the financial holding company must be and remain at all times “well-capitalized” and “well-managed.” Business First is not currently a financial holding company.

Privacy and Security

Federal law establishes a minimum federal standard of financial privacy by, among other provisions, requiring banks to adopt and disclose privacy policies with respect to consumer information and setting forth certain rules with respect to the disclosure to third parties of consumer information. Business First Bank has adopted and disseminated privacy policies pursuant to applicable law. Regulations adopted under federal law set standards for protecting the security, confidentiality and integrity of customer information, and require notice to regulators, and in some cases, to customers, in the event of security breaches. A number of states have also adopted statutes concerning financial privacy and requiring notification of security breaches.

Anti-Money Laundering Requirements

Under federal law, including the Bank Secrecy Act and the PATRIOT Act, certain types of financial institutions, including insured depository institutions, must maintain anti-money laundering programs that include established internal policies, procedures and controls, a designated compliance officer, an ongoing employee training program and testing of the program by an independent audit function. Among other things, these laws are intended to strengthen the ability of U.S. law enforcement agencies and intelligence communities to work together to combat terrorism on a variety of fronts. Financial institutions are prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence, customer identification and recordkeeping, including in their dealings with non-U.S. financial institutions and non-U.S. customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious information maintained by financial institutions. Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution’s anti-money laundering compliance when considering regulatory applications filed by the institution, including applications for banking mergers and acquisitions. The regulatory authorities have imposed “cease and desist” orders and civil money penalty sanctions against institutions found to be violating these obligations.

Office of Foreign Asset Control (“OFAC”) is responsible for helping to insure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various executive orders by the President of the United States and acts of Congress. OFAC publishes lists of persons, organizations and countries suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. If Business First or Business First Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, Business First or Business First Bank must freeze or block such account or transaction, file a suspicious activity report and notify the appropriate authorities.

Consumer Laws and Regulations

Banks and other financial institutions are subject to numerous laws and regulations intended to protect consumers in their transactions with banks. These laws include, among others, laws regarding unfair and deceptive acts and practices and usury laws, as well as the federal consumer protection statutes set forth below. Many states and local jurisdictions have consumer protection laws analogous and in addition, to those listed below. These federal, state and local laws regulate the manner in which financial institutions deal with customers when taking deposits, making loans or conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general and civil or criminal liability.

Federal Laws Applicable to Credit Transactions. The loan operations of Business First Bank are also subject to federal laws and regulations applicable to credit transactions, including, among others, the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	the Real Estate Settlement Procedures Act; requiring lenders to give borrowers certain disclosures with respect to the origination and servicing of one-to-four family mortgage loans;

•	Service Members Civil Relief Act, which amended the Soldiers’ and Sailors’ Civil Relief Act of 1940, governing the repayment terms of and property rights underlying, secured obligations of persons in military service; and

•	the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws and regulations, which continue to be extensively amended and revised.

Federal Laws Applicable to Deposit Operations. Among other laws and regulations, the deposit operations of Business First Bank are subject to the following federal laws and their related regulations:

•	the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	the Electronic Funds Transfer Act, which governs automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

•	the Expedited Funds Availability Act, which standardizes hold periods for deposits and regulates financial institutions’ use of deposit holds;

•	Truth-in-Savings Act, which requires uniform disclosure of terms and conditions regarding interest and fees when giving out information on or opening a new savings account; and

•	the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws, which continue to be extensively amended and revised.

The Community Reinvestment Act

The Community Reinvestment Act, or the CRA, is intended to encourage banks to help meet the credit needs of their entire communities, including low- and moderate-income neighborhoods, consistent with safe and sound operations. The regulators examine banks and assign each bank a public CRA rating. The CRA then requires bank regulators to take into account the bank’s record in meeting the needs of its community when considering certain applications by a bank, including applications to establish a branch or to conduct certain mergers or acquisitions. The Federal Reserve is required to consider the CRA records of a bank holding company’s controlled banks when considering an application by the bank holding company to acquire a bank or to merge with another bank holding company.

When Business First applies for regulatory approval to make certain investments, the regulators will consider the CRA record of the target institution and Business First Bank. An unsatisfactory CRA record could substantially delay approval or result in denial of an application. The regulatory agency’s assessment of the institution’s record is made available to the public. The FDIC conducted its most recent CRA exam of Business First Bank in April 2014, and Business First Bank received an “Outstanding” rating.

In addition, federal law requires the disclosure of agreements reached with community groups that relate to the CRA, and contains various other provisions designed to improve the delivery of financial services to consumers while maintaining an appropriate level of safety in the financial services industry.

Federal Home Loan Bank System

Business First Bank is a member of the FHLB, which is one of the 12 regional FHLB’s composing the FHLB system. Each FHLB provides a central credit facility primarily for its member institutions as well as other entities involved in home mortgage lending. Any advances from a FHLB must be secured by specified types of collateral. As a member of the FHLB of Dallas, Business First Bank is required to acquire and hold shares of capital stock in the FHLB of Dallas.

Changes in Laws, Regulations or Policies

Congress and state legislatures may introduce from time to time measures or take actions that would modify the regulation of banks or bank holding companies. In addition, federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. Such changes could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks and other financial institutions, all of which could adversely affect Business First’s investment opportunities and its assessment of how attractive such opportunities may be. Business First cannot predict whether potential legislation will be enacted and, if enacted, the effect that it or any implementing regulations would have on its business, financial condition or results of operations.

Effect on Economic Environment

The policies of regulatory authorities, including the monetary policy of the Federal Reserve, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits. Federal Reserve monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. Business First cannot predict the nature of future monetary policies and the effect of such policies on its business, financial condition or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BUSINESS FIRST

The following discussion and analysis of the financial condition and results of operations of Business First should be read in conjunction with “Selected Consolidated Financial Data of Business First” and Business First’s consolidated financial statements and the accompanying notes included elsewhere in this proxy statement/prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that Business First believes are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under “Forward-Looking Statements,” “Risk Factors” and elsewhere in this proxy statement/prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. Business First assumes no obligation to update any of these forward-looking statements.

Overview

Business First is a bank holding company headquartered in Baton Rouge, Louisiana. Through its wholly-owned subsidiary, Business First Bank, a Louisiana state chartered bank, Business First provides a broad range of financial services tailored to meet the needs of small to medium-sized businesses and professionals. Since its inception in 2006, its priority has been and continues to be creating shareholder value through the establishment of an attractive commercial banking franchise in Louisiana. Business First considers its primary market to include the State of Louisiana. Business First currently operates out of its main office, four branch locations and one loan production office, all of which are located in Louisiana. As of September 30, 2014, Business First had total assets of $696.7 million, total loans of $541.1 million, total deposits of $600.1 million, and total stockholders’ equity of $77.5 million.

As a bank holding company operating through one market segment, community banking, Business First generates most of its revenues from interest income on loans, customer service and loan fees, and interest income from securities. Business First incurs interest expense on deposits and other borrowed funds and noninterest expense, such as salaries and employee benefits and occupancy expenses. Business First analyzes its ability to maximize income generated from interest earning assets and expense of its liabilities through its net interest margin. Net interest margin is a ratio calculated as net interest income divided by average interest-earning assets. Net interest income is the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings, which are used to fund those assets.

Changes in the market interest rates and the interest rates Business First earns on interest-earning assets or pays on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities and stockholders’ equity, are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in Business First’s loan portfolio are affected by, among other factors, economic and competitive conditions in Louisiana, as well as developments affecting the real estate, technology, financial services, insurance, transportation, manufacturing and energy sectors within its target market and throughout the state of Louisiana.

Results of Operations for the Nine Months Ended September 30, 2014 and 2013

Net Interest Income

Business First’s operating results depend primarily on its net interest income, calculated as the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Fluctuations in market interest rates impact the yield and rates paid on interest sensitive assets and liabilities. Changes in the amount and type of interest-earning assets and interest-bearing liabilities also impact net interest income. The variance driven by the changes in the amount and mix of interest-earning assets and interest-bearing liabilities is referred to as a “volume change.” Changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds are referred to as a “rate change.”

To evaluate net interest income, Business First measures and monitors (1) yields on its loans and other interest-earning assets, (2) the costs of its deposits and other funding sources, (3) its net interest spread and (4) its net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as net interest income divided by average interest-earning assets. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits and stockholders’ equity also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources. Business First calculates average assets, liabilities, and capital using a monthly average. For the nine months ended September 30, 2014, net interest income totaled $17.6 million, and net interest margin and net interest spread were 3.56% and 3.36%, respectively. For the nine months ended September 30, 2013, net interest income totaled $18.2 million and net interest margin and net interest spread were 3.72% and 3.50%, respectively. The change in net interest margin and net interest spread were primarily attributable to the change in mix in earning assets as average loan balances increased 13% while average securities balances decreased 44.7%. In addition, the Bank experienced a decrease in borrowing costs of 17 basis points. Business First experienced significant growth in average loan balances, but market yields on new loan originations are below the average yield of amortizing or paid-off loans. Due to the continued impact of new loan growth and the runoff of higher yielding loan balances, Business First anticipates continued pressure on its net interest margin and net interest spread.

The following table presents, for the periods indicated, an analysis of net interest income by each major category of interest-earning assets and interest-bearing liabilities, the average amounts outstanding and the interest earned or paid on such amounts. The table also sets forth the average rate earned on interest-earning assets, the average rate paid on interest-bearing liabilities, and the net interest margin on average total interest-earning assets for the same periods. Interest earned on loans that are classified as nonaccrual is not recognized in income; however the balances are reflected in average outstanding balances for the period. For the nine months ended September 30, 2014 and 2013, interest income not recognized on nonaccrual loans was not material. Any nonaccrual loans have been included in the table as loans carrying a zero yield.

	For the Nine Months Ended September 30,
	2014			2013
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
	(Dollars in thousands) (Unaudited)
Assets
Interest-earning assets:
Total loans	$533,326	$19,300	4.83%	$472,066	$19,137	5.41%
Securities available for sale	97,093	1,266	1.74%	175,445	2,714	2.06%
Interest-bearing deposits in other banks	30,259	52	0.23%	4,358	5	0.15%

Total interest-earning assets	660,678	20,618	4.16%	651,869	21,856	4.47%
Allowance for loan losses	(6,178)			(5,647)
Noninterest-earning assets	38,689			40,978

Total assets	$693,189	$20,618		$687,200	$21,856

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
Interest-bearing deposits	$484,761	$2,763	0.76%	$450,273	2,759	0.82%
Advances from FHLB	15,000	230	2.04%	49,017	875	2.38%
Other borrowings	228	2	1.17%	1,439	12	1.11%

Total interest-bearing liabilities	499,989	2,995	0.80%	500,729	3,646	0.97%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	116,980			112,526
Other liabilities	3,611			5,139

Total noninterest-bearing liabilities	120,591			117,665
Stockholders’ equity	72,609			68,806

Total liabilities and stockholders’ equity	$693,189			$687,200

Net interest rate spread(1)			3.36%			3.50%
Net interest income		$17,623			$18,210

Net interest margin(2)			3.56%			3.72%

(1)	Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.
(2)	Net interest margin is equal to net interest income divided by average interest-earning assets.

The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes attributable to changes in interest rates. For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been allocated to rate.

	For the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013
	Increase (Decrease) due to change in
	Volume	Rate	Total
	(Dollars in thousands) (Unaudited)
Interest-earning assets:
Total loans	$2,291	$(2,128)	$163
Securities available for sale	(1,431)	(17)	(1,448)
Interest-earning deposits in other banks	33	14	47

Total increase (decrease) in interest income	$893	$(2,131)	$(1,238)

Interest-bearing liabilities:
Interest-bearing deposits	$23	$(19)	$4
Advances from FHLB	(607)	(38)	(645)
Other borrowings	(9)	(1)	(10)

Total increase (decrease) in interest expense	(593)	(58)	(651)

Increase (decrease) in net interest income	$1,486	$(2,073)	$(587)

Provision for Loan Losses

Business First’s provision for loan losses is a charge to income in order to bring its allowance for loan losses to a level deemed appropriate by management. For a description of the factors taken into account by Business First’s management in determining the allowance for loan losses see “—Financial Condition—Allowance for Loan Losses.” The provision for loan losses was $700,000 for the nine months ended September 30, 2014, compared to $420,000 for the same period in 2013, an increase of 66.7%. The increase in provision expense was due to an increase in the level of reserves needed to cover classified loans.

Noninterest Income

Business First’s primary sources of recurring noninterest income are service charges on deposit accounts, gains on the sale of securities and other real estate owned and income from bank-owned life insurance.

The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Nine months Ended September 30,		Increase (Decrease)
	2014	2013
	(Dollars in thousands) (Unaudited)
Noninterest income:
Service charges on deposit accounts	$429	$449	$(20)
Gain (Loss) on sales of other real estate owned	262	(6)	268
Bank-owned life insurance income	428	389	39
Gain on sales of investment securities	6	507	(501)
Other	234	473	(239)

Total noninterest income	$1,359	$1,812	$(453)

Noninterest income for the nine months ended September 30, 2014 decreased $453,000 or 25% to $1.4 million compared to noninterest income of $1.8 million for the same period in 2013. The primary components of the decrease were as follows:

Service charges on deposit accounts. Business First earns fees from its customers for deposit-related services, and these fees constitute a significant and predictable component of its noninterest income. Service charges on deposit accounts were $429,000 for the nine months ended September 30, 2014, a decrease of $20,000 over the same period in 2013.

Gain (Loss) on sales of other real estate owned. Gain (Loss) on sales of other real estate owned was $262,000 and $(6,000) for the nine months ended September 30, 2014 and 2013, respectively. The increase for 2014 was due to the gain on sale of a single property in the amount of $205,000.

Bank-owned life insurance income. Business First invests in bank-owned life insurance due to its attractive nontaxable return and protection against the loss of its key employees. Business First records income based on the growth of the cash surrender value of these policies as well as the annual yield. Income from bank-owned life insurance increased $39,000 for the nine months ended September 30, 2014, compared to the same period in 2013. The increase in income was primarily attributable to earning a better rate of return on the assets placed with the insurance carriers.

Gain on Sale of Investment Securities. The gain on sale of investment securities decreased $501,000 for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013 due primarily to lower overall transaction activity.

Other. This category includes a variety of other income producing activities, including wire transfer fees, mortgage related income, and debit card fees. Other income decreased $239,000 or 50.5% for the nine months ended September 30, 2014, compared to the same period in 2013, primarily due to less emphasis on mortgage related activities.

Noninterest Expense

Generally, noninterest expense is composed of all employee expenses and costs associated with operating Business First’s facilities, obtaining and retaining customer relationships and providing bank services. The major component of noninterest expense is salaries and employee benefits. Noninterest expense also includes operational expenses, such as occupancy expenses, depreciation and amortization of office equipment, professional and regulatory fees, including FDIC assessments, data processing expenses, and advertising and promotion expenses.

The following table presents, for the periods indicated, the major categories of noninterest expense:

	For the Nine months Ended September 30,		Increase (Decrease)
	2014	2013
	(Dollars in thousands) (Unaudited)
Salaries and employee benefits	$8,337	$8,404	$(67)
Non-staff expenses:
Occupancy of bank premises	1,005	989	16
Depreciation and amortization	609	666	(57)
Data processing	524	442	82
FDIC assessment fees	276	768	(492)
Legal fees	25	35	(10)
Other professional fees	529	602	(73)
Advertising and promotions	360	333	27
Utilities and telephone	232	239	(7)
Other real estate owned expenses and write-downs	40	71	(31)
Other	2,034	2,350	(316)

Total noninterest expense	$13,971	$14,899	$(928)

Noninterest expense for the nine months ended September 30, 2014 decreased $928,000 or 6.2% to $14.0 million compared to noninterest expense of $14.9 million for the same period in 2013. The most significant components of the decrease were as follows:

Salaries and employee benefits. Salaries and employee benefits are the largest component of noninterest expense and include payroll expense, the cost of incentive compensation, benefit plans, health insurance and payroll taxes. Salaries and employee benefits were $8.3 million for the nine months ended September 30, 2014, a decrease of $67,000 or 1% compared to the same period in 2013. The decrease was primarily attributable to an unfilled vacancy during the first nine months of 2014. As of September 30, 2014, Business First had 91 full-time equivalent employees. Salaries and employee benefits included $377,000 and $402,000 for the nine months ended September 30, 2014 and 2013, respectively, in stock-based compensation expense.

Occupancy of bank premises. Expense associated with occupancy of premises was $1.0 million for the nine months ended September 30, 2014 and $989,000 for the same period in 2013. The increase of $16,000 in 2014 can be attributed to slight increases associated with normal operating activities.

Depreciation and amortization. Depreciation and amortization costs were $609,000 and $666,000 for the nine months ended September 30, 2014 and 2013, respectively. This category includes leasehold, furniture, fixtures and equipment depreciation totaling $609,000 and $643,000 for the nine months ended September 30, 2014 and 2013, respectively, as well as intangible asset amortization of $0 and $23,000 for the same periods. The decrease of $57,000 was due to primarily to an extensive organization wide upgrade of the Bank’s desktop PCs during 2013.

Data processing. Data processing expenses were $524,000 for the nine months ended September 30, 2014 and $442,000 for the same period in 2013. The increase of $82,000 was attributable to incremental processing fees resulting from the growth in the volume of its deposit accounts.

FDIC assessment fees. FDIC assessment fees were $276,000 and $768,000 for the nine months ended September 30, 2014 and 2013, respectively. The decrease of $492,000 or 64.1% resulted generally from lower assessment fees.

Other professional fees. Other professional fees include audit, loan review, regulatory assessments, and other consultants. These fees were $529,000 and $602,000 for the nine months ended September 30, 2014 and 2013, respectively.

Other real estate owned expenses and write-downs. Expenses and write-downs related to other real estate owned were $40,000 and $71,000 for the nine months ended September 30, 2014 and 2013, respectively. The decrease of $31,000 was due to a reduction in the expenses associated with the foreclosed properties and in related property write-downs. Business First sold two other real estate owned properties and foreclosed on ten additional properties between September 30, 2013 and September 30, 2014 increasing the number of properties held by eight from September 30, 2013, to September 30, 2014. In addition, Business First had no write-downs of other real estate owned for the nine months ended September 30, 2014, compared to one write-down of $121,000 related to a commercial retail property for the nine months ended September 30, 2013.

Other. This category includes operating and administrative expenses including business development expenses (i.e. travel and entertainment, donations and club memberships), insurance, and security expenses. Other noninterest expense decreased $316,000 for the nine months ended September 30, 2014 compared to the same period in 2013.

Income Tax Expense

The amount of income tax expense is influenced by the amounts of Business First’s pre-tax income, tax-exempt income and other nondeductible expenses. Deferred tax assets and liabilities are reflected at currently enacted income tax rates in effect for the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

For the nine months ended September 30, 2014, income tax expense totaled $1.1 million, an increase of $140,000 or 14.4% compared to $969,000 for the same period in 2013. The increase in income tax expense can be attributed to a decrease in tax exempt earnings on municipal securities for the nine months ended September 30, 2014 compared to the same time period in 2013. Business First’s effective tax rates for the nine months ended September 30, 2014 and 2013 were 26% and 21%, respectively. Business First’s effective tax rates for both periods were affected primarily by tax-exempt income generated by municipal securities and bank-owned life insurance and by other nondeductible expenses.

Results of Operations For the Years Ended December 31, 2013, 2012 and 2011

Net Interest Income

For additional information on net interest income and how Business First measures and monitors it, see “—Results of Operations for the Nine months Ended September 30, 2014 and 2013—Net Interest Income.”

2013 vs. 2012. Net interest income for 2013 was $24.3 million compared to $23.1 million for 2012, an increase of $1.1 million or 5.0%. The increase in net interest income was primarily due to a $372,000 or 1.3% increase in interest income and a $783,000 or 14.3% decrease in interest expense. The growth in interest income was primarily attributable to a $31.2 million or 6.9% increase in average loans outstanding for the year ended December 31, 2013, compared to 2012, partially offset by a 9 basis point decrease in the yield on interest-earning assets. The increase in average loans outstanding was due to an increase in new borrower accounts and an increase in existing borrower balances. The decrease in the average yield on the loan portfolio was primarily due to the low interest rate environment and its impact on competitive loan pricing. While Business First experienced significant growth in average loan balances, market yields on new loan originations were below the average yield of amortizing or paid-off loans. Due to the continued impact of new loan growth and the runoff of higher yielding loan balances, Business First anticipates continued interest rate pressure on its total interest-earning assets. Interest income on loans was $25.6 million for 2013, an increase of $592,000 or 2.4% compared to 2012 due to the increase in average loans outstanding. Interest income on securities was $3.4 million during 2013, a decrease of $206,000 or 5.8% over 2012, due to the continued low rate environment. Investment portfolio purchases during 2013 were targeted short duration, low price risk mortgage-backed securities, which provided lower yields.

Interest expense was $4.7 million for 2013, a decrease of $783,000 over 2012. Average interest-bearing deposits increased $8.8 million for 2013 compared to 2012. For the same period, the average rate on interest-bearing deposits decreased from 0.96% to 0.80%, resulting in a $597,000 decrease in related interest expense. Average FHLB borrowings were $3.3 million more in 2013 compared to 2012 and FHLB borrowings of $25 million were paid off during the last quarter 2013, resulting in a decrease in related interest expense of $120,000.

Total cost of interest-bearing liabilities decreased 18 basis points to 0.94% for the year ended December 31, 2013 from 1.12% for the year ended December 31, 2012. Net interest margin, defined as net interest income divided by average interest-earning assets, for 2013 was 3.72%, an increase of 6 basis points compared to 3.66% for 2012.

2012 vs. 2011. Net interest income for 2012 was $23.1 million compared to $22.1 million for 2011, an increase of $1.0 million or 4.5%. The increase in net interest income was primarily due to a $1.5 million or 22.1% decrease in interest expense offset by a decrease of $563,000 in interest income. The decrease in interest expense was primarily attributable to a 35 basis point decrease in the average rate on interest-bearing deposits during the same period decreasing from 1.31% to 0.96%. The decrease in the average yield on the loan portfolio was primarily due to the low interest rate environment and its impact on competitive pricing for new loan originations compared to rates on runoff of the higher yielding loans. Interest income on loans was $25.0 million for 2012, an increase of $631,000 or 2.6% compared to 2011 due to the increase in average loans outstanding. Interest income on securities was $3.6 million during 2012, a decrease of $1.2 million from 2011, due to a decrease in average balances of the investment portfolio. Specifically, Business First sold certain low yielding securities and reinvested the proceeds of the sale in higher yielding loans.

The year-end average balance of interest-bearing liabilities decreased by $2.3 million or 0.47% in 2012 compared to 2011. The average rate on interest-bearing liabilities decreased 30 basis points in 2012 resulting in total interest expense decreasing $1.5 million year over year. The average rate on interest-bearing demand deposits, money market and certificates of deposits decreased from 1.31% to 0.96% in 2012, compared to 2011. Total cost of interest-bearing liabilities decreased 30 basis points to 1.12% for 2012 from 1.42% for 2011. Net interest margin for 2012 was 3.66%, an increase of 14 basis points compared to 3.52% for 2011.

The following table presents, for the periods indicated, the total dollar amount of average balances, interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Average balances for 2013 and 2012 are daily average balances and average balances for 2011 are monthly average balances. Any nonaccrual loans have been included in the table as loans carrying a zero yield.

	For the Years Ended December 31,
	2013			2012			2011
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
	(Dollars in thousands)
Assets
Interest-earnings assets:
Total loans	$483,748	$25,593	5.29%	$452,522	$25,001	5.52%	$421,717	$24,370	5.78%
Securities available for sale	162,953	3,374	2.07%	163,550	3,580	2.19%	196,961	4,778	2.43%
Investment in subsidiary	—	—	—%	—	—	—%	—	—	—%
Interest-earning deposits in financial institutions	5,780	10	0.17%	15,362	24	0.15%	10,611	20	0.19%

Total interest-earning assets	652,481	28,977	4.44%	631,434	28,605	4.53%	629,289	29,168	4.64%
Allowance for loan losses	(5,700)			(6,446)			(7,067)
Noninterest-earnings assets	40,573			38,598			36,762

Total assets	$687,354			$663,586			$658,984

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
Interest-bearing deposits	$453,328	$3,649	0.80%	$444,534	$4,246	0.96%	$444,750	$5,817	1.31%
Advances from FHLB	46,112	1,038	2.25%	42,783	1,158	2.71%	44,897	1,159	2.58%
Other borrowings	1,165	13	1.11%	3,121	78	2.50%	3,109	60	1.93%

Total interest-bearing liabilities	500,605	4,700	0.94%	490,438	5,482	1.12%	492,756	7,036	1.42%
Noninterest-bearing liabilities:
Noninterest-bearing deposits	112,673			101,176			101,514
Other liabilities	5,205			4,940			4,054

Total noninterest-bearing liabilities	117,878			106,116			105,568
Stockholders’ equity	68,871			67,032			60,660

Total liabilities and stockholders’ equity	$687,354			$663,586			$658,984

Net interest rate spread(1)			3.50%			3.41%			3.22%
Net interest income		$24,277			$23,123			$22,132

Net interest margin(2)			3.72%			3.66%			3.52%

(1)	Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.
(2)	Net interest margin is equal to net interest income divided by average interest-earning assets.

The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes attributable to changes in interest rates. For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated to rate.

	For the Years Ended December 31,
	2013 vs. 2012			2012 vs. 2011
	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in
	Volume	Rate	Total	Volume	Rate	Total
Interest-earning assets:
Total loans	$1,914	$(1,322)	$592	$2,200	$(1,569)	$631
Securities available for sale	195	(401)	(206)	(712)	(486)	(1,198)
Investment in subsidiary	—	—	—	—	—	—
Interest-earning deposits in other banks	(13)	(1)	(14)	7	(3)	4

Total increase (decrease) in interest income	$2,096	$(1,724)	$372	$1,495	$(2,058)	$(563)

Interest-bearing liabilities:
Interest-bearing deposits	$(280)	$(317)	$(597)	$(794)	$(777)	$(1,571)
Advances from FHLB	90	(210)	(120)	(54)	53	(1)
Other borrowings	(66)	—	(66)	18	—	18

Total increase (decrease) in interest expense	(256)	(527)	(783)	(830)	(724)	(1,554)

Increase (decrease) in net interest income	$2,352	$(1,197)	$1,155	$2,325	$(1,334)	$991

Provision for Loan Losses

The provision for loan losses for the year ended December 31, 2013 was $751,000 compared to $2.3 million for the year ended December 31, 2012. Net charge-offs for the years ended December 31, 2013 and 2012 were $593,000 and $3.8 million, respectively. This decrease of 84.4% reflected a decrease in gross charge-offs from $4.1 million for the year ended December 31, 2012 to $1.5 million for the year ended December 31, 2013 and an increase in recoveries from $288,000 for the year ended December 31, 2012 to $871,000 for the year ended December 31, 2013. The decrease in net charge-offs was largely a result of improvement in the quality of the loan portfolio.

Noninterest Income

For the year ended December 31, 2013, noninterest income totaled $2.2 million, an increase of $104,000 or 5.0% compared to 2012. The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Years Ended December 31,			Increase (Decrease)
	2013	2012	2011	2013 v 2012	2012 v 2011
	(Dollars in thousands)
Noninterest income:
Service charges on deposit accounts	$595	$525	$375	$70	$150
Gain (Loss) on sales of ORE owned	(12)	137	(259)	(149)	396
Bank-owned life insurance income	529	468	520	61	(52)
Gain on sales of investment securities	871	460	263	411	197
Other	188	477	870	(289)	(392)

Total noninterest income	$2,171	$2,067	$1,769	$104	$299

Service charges on deposit accounts. Service charges on deposit accounts increased $70,000 or 13.3% in 2013 compared to 2012 due to a concerted effort to sale treasury products to new and existing customers. The increase of $150,000 or 40.0% in 2012 compared to 2011 was due primarily to a change in service charge fees as well as a change in the structure of the services offered. The number of deposit accounts remained flat between December 31, 2012 and December 31, 2013 decreasing by eight accounts to 3,912, and increased by 182 or 4.9% from 3,738 to 3,920 between December 31, 2011 and December 31, 2012.

Gain (Loss) on sales of other real estate owned. The decrease of $149,000 in gain (loss) on sales of other real estate owned for 2013 compared to 2012 was due to market conditions allowing for lower volume of ORE properties which resulted in a loss taken on 3 out of 3 properties sold in 2013 for a total loss of $12,000. The increase of $396,000 for 2012 compared to 2011 was due primarily to the sale of 17 lots sold at a gain of $236,000 from a residential development property held as other real estate owned during 2012, as well as 6 out of 7 sales in 2011 resulting in a loss of $259,000.

Bank-owned life insurance. Income from bank-owned life insurance increased $61,000 or 13.0% in 2013 compared to 2012 due to earning a better rate of return on the assets placed with the insurance carriers and a decrease of $52,000 or 10.0% from 2011 to 2012 due to general market conditions causing a lower rate of return on the assets.

Gain on sales of investment securities. Business First took advantage of changing market conditions during 2013, 2012, and 2011 to sell longer termed securities at a gain while restructuring the portfolio’s duration with short-term securities with lower extension risk. Gain on sale of investment securities increased $411,000 or 89.3% in 2013 compared to 2012 due to increased activity. Gain on sale of investment securities increased $197,000 from 2011 to 2012.

Other. Other noninterest income decreased $289,000 or 60.7% in 2013 compared to 2012 and decreased $392,000 from 2011 to 2012 due primarily to a decrease in mortgage related income.

Noninterest Expense

For the year ended December 31, 2013, noninterest expense totaled $20.1 million, an increase of $1.8 million or 9.7% compared to 2012. For the year ended December 31, 2012, noninterest expense totaled $18.3 million, an increase of $165,000 or 0.91% compared to $18.1 million for the same period in 2011. The following table presents, for the periods indicated, the major categories of noninterest expense:

	For the Years Ended December 31,			Increase (Decrease)
	2013	2012	2011	2013 v 2012	2012 v 2011
	(Dollars in thousands)
Salaries and employee benefits	$10,982	$11,002	$10,723	$(20)	$279
Non-staff expenses:
Occupancy of bank premises	1,233	1,261	1,227	(28)	34
Depreciation and amortization	1,002	793	618	209	175
Data processing	601	535	539	66	(4)
FDIC assessment fees	1,094	940	1,114	154	(174)
Legal fees	62	63	150	(1)	(87)
Other professional fees	972	829	704	143	125
Advertising and promotions	499	440	524	59	(84)
Utilities and telephone	318	289	257	29	32
Other real estate owned expenses and writedowns	218	132	240	86	(108)
Other	3,095	2,021	2,044	1,074	(23)

Total noninterest expense	$20,076	$18,305	$18,140	$1,771	$165

Salaries and employee benefits. Salaries and employee benefits decreased $20,000 between 2012 and 2013. This was primarily as a result of Management’s decision to restructure departments for better use of current staff. Salaries and employee benefits increased $279,000 to $11.0 million for 2012, compared to $10.7 million for 2011, primarily due to an increase in full-time employees resulting from mortgage operations. Salaries and employee benefits for the year ended December 31, 2013 included $502,000 in stock-based compensation expense compared to $447,000 and $251,000 recorded for each of the years ended December 31, 2012 and 2011, respectively.

Occupancy of bank premises. Occupancy expenses were $1.2 million, $1.3 million and $1.2 million for the years ended December 31, 2013, 2012 and 2011, respectively. The decrease of $28,000 or 2.2% for 2013 compared to 2012 was due primarily to decreased rent related to the Northshore Banking Center. The increase of $34,000 or 2.8% for 2012 compared to 2011 was due primarily to the move of the Northshore Banking Center to a new location in Covington, Louisiana from Mandeville, Louisiana.

Depreciation and amortization. Depreciation and amortization costs were $1.0 million, $793,000, and $618,000 for the years ended December 31, 2013, 2012 and 2011, respectively. This category includes leasehold, furniture, fixtures and equipment depreciation totaling $843,000, $763,000, and $608,000 for the years ended December 31, 2013, 2012 and 2011, respectively, as well as intangible asset amortization of $159,000, $31,000, and $10,000 for these same periods, respectively. The increase of $209,000 or 26.4% for 2013 compared to 2012, was due to depreciation from additional furniture and technology equipment purchases required to support Business First’s expansion and to build the infrastructure needed for growth in the volume of its business. The increase of $175,000 or 28.3% for 2012 compared to 2011 was due primarily to moving the Northshore Banking Center from Mandeville, Louisiana to Covington, Louisiana and to the purchase of a new core operating system.

Data processing. Data processing expenses were $601,000, $535,000, and $539,000 for the years ended December 31, 2013, 2012, and 2011, respectively. These expenses increased $66,000 or 12.4% in 2013 due to the Bank’s conversion to a new core operating system and decreased $4,000 or 0.7% from 2011.

Other professional fees. Other professional fees, which include audit, loan review, and other consultants, were $972,000, $829,000, and $704,000 for the years ended December 31, 2013, 2012 and 2011, respectively. The increase of $143,000 or 17.2% for 2013 and the increase of $125,000 or 17.8% from 2011 compared to 2012 was due primarily to the use of outside consultants.

Other real estate owned expense and write-downs. Expenses related to other real estate owned increased $86,000 in 2013 compared to 2012 due to write-downs of $196,000 taken on three properties in 2013 and other miscellaneous expenses relating to the upkeep and maintenance of these types of properties. The decrease of $108,000 or 45.0% in 2012 compared to 2011 was due to write-downs taken on one property in 2012.

Other. Other noninterest expense increased $1.1 million or 53.1% in 2013 compared to 2012 due primarily to loan related expenses (foreclosures, legal expenses, etc.), software support and property tax accruals and decreased $23,000 or 1.1% for 2012 compared to 2011 due primarily to Management’s effort to control expenses.

Income Tax Expense

For the year ended December 31, 2013, income tax expense was $1.0 million compared to $887,000 for the year ended December 31, 2012 and ($156,000) for the year ended December 31, 2011. The increase in income tax expense of $129,000 in 2013 was primarily attributable to the $1.1 million increase in income before income taxes during 2013. The increase in income tax expense of $1.0 million in 2012 was primarily attributable to the $3.4 million increase in income before income taxes in 2012. The $156,000 credit for the year ended December 31, 2011 is the result of lower income before income taxes for the year and the tax exempt income. Business First’s effective income tax rates for the years ended December 31, 2013, 2012 and 2011 were 18%,

20% and (14%), respectively, compared to the U.S. statutory rate of 34% for each year. The effective tax rates were affected by tax-exempt income generated by municipal securities and bank-owned life insurance and by other nondeductible expenses.

Financial Condition

Business First’s assets remained flat, increasing $12,000 from $684.2 million as of December 31, 2013 to $696.7 million as of September 30, 2014, and increased $3.1 million or 0.5% from $681.1 million as of December 31, 2012 to $684.2 million as of December 31, 2013. Business First’s asset growth was controlled during the first nine months of 2014.

Loan Portfolio

Business First’s primary source of income is interest on loans to individuals, professionals, small to medium-sized businesses and commercial companies located in Louisiana. Business First’s loan portfolio consists primarily of commercial loans and real estate loans secured by commercial real estate properties located in its primary market area. Business First’s loan portfolio represents the highest yielding component of its earning asset base.

As of September 30, 2014, total loans were $541.1 million, an increase of $5.1 million compared to $536.0 million as of December 31, 2013. Total loans as of December 31, 2013 represented an increase of $75.8 million or 16.5% compared to $460.2 million as of December 31, 2012. These increases were primarily due to its continued penetration in its primary market area. There were no loans held for sale as of September 30, 2014, December 31, 2013 and December 31, 2012.

Total loans as a percentage of deposits were 90.2%, 90.2% and 81.3% as of September 30, 2014 and December 31, 2013 and 2012, respectively. Total loans as a percentage of assets were 77.7%, 78.4% and 67.6% as of September 30, 2014 and December 31, 2013 and 2012, respectively.

The following table summarizes the loan portfolio of Business First by type of loan as of the dates indicated:

			As of December 31,
	As of September 30, 2014		2013		2012		2011		2010		2009
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Unaudited)		(Dollars in thousands)
Commercial	$189,690	35.1%	$185,687	34.6%	$132,337	28.8%	$111,217	25.2%	$97,604	24.1%	$104,453	24.4%
Real estate:
Construction and land	54,947	10.1%	54,270	10.1%	61,918	13.4%	51,417	11.6%	70,321	17.4%	112,966	26.4%
Farmland	15,820	2.9%	9,999	1.9%	11,089	2.4%	11,365	2.6%	9,931	2.4%	6,755	1.6%
1-4 family residential	41,975	7.8%	33,154	6.2%	31,622	6.9%	30,150	6.8%	29,123	7.2%	31,824	7.4%
Multi-family residential	11,271	2.1%	11,861	2.2%	17,109	3.7%	17,202	3.9%	21,910	5.4%	11,213	2.6%
Nonfarm nonresidential	202,193	37.4%	215,214	40.2%	185,892	40.4%	206,071	46.6%	160,470	39.7%	145,490	34.0%
Consumer	25,189	4.6%	25,860	4.8%	20,269	4.4%	14,434	3.3%	15,191	3.8%	15,445	3.6%

Total loans held for investment	$541,085	100%	$536,045	100%	$460,236	100%	$441,856	100%	$404,550	100%	$428,146	100%

Commercial loans. Commercial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and effectively. These loans are primarily made based on the identified cash flows of the borrower, and secondarily, on the underlying collateral provided by the borrower. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and generally include personal guarantees.

Commercial loans increased $4.0 million or 2.2% to $189.7 million as of September 30, 2014 from $185.7 million as of December 31, 2013. The increase in lending activity was due to the efforts of Business First’s bankers who leveraged existing bank relationships to fund expansion and growth opportunities. Commercial loans as of December 31, 2013 represented an increase of $53.4 million or 40.3% from $132.3 million as of December 31, 2012. The increase in commercial loans during 2013 was the result of a strong and experienced staff of bankers who pursued and secured new relationships as well as leveraged existing relationships.
Construction and land. Construction and land development loans are comprised of loans to fund construction, land acquisition and land development construction. The properties securing the portfolio are located throughout Louisiana and are generally diverse in terms of type.

Construction and land loans increased $677,000 or 1.2% to $54.9 million as of September 30, 2014 from $54.3 million as of December 31, 2013. The minimal net increase was attributable to a slight increase in interim residential construction loans. Construction and land loans as of December 31, 2013 represented a decrease of $7.6 million or 12.4% from $61.9 million as of December 31, 2012. The decrease in construction and land loans during 2013 primarily resulted from the effort of management and lending to target commercial and industrial loans and purposefully decrease or limit the addition of construction and development loans.

1-4 family residential. Business First’s 1-4 family residential loan portfolio is comprised of loans secured by single family homes, which are both owner-occupied and investor owned. Business First’s 1-4 family residential loans have a relatively small balance spread between many individual borrowers.

1-4 family residential loans increased $8.8 million or 26.6% to $42.0 million as of September 30, 2014 from $33.2 million as of December 31, 2013. This increase resulted from both conversion of residential construction to in-house financed owner-occupied term debt and new financings of existing 1-4 family residential. The 1-4 family residential loans as of December 31, 2013 represented an increase of $1.5 million or 4.8% from $31.6 million as of December 31, 2012. The increase in 1-4 family residential loans during 2013 primarily resulted from an increase in market demand due to an improved housing market in several of Business First’s primary market area.

Nonfarm nonresidential. Nonfarm nonresidential loans are underwritten primarily based on projected cash flows and, secondarily, as loans secured by real estate. These loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the portfolio are located throughout Louisiana and are generally diverse in terms of type. This diversity helps reduce the exposure to adverse economic events that affect any single industry.

Nonfarm nonresidential loans decreased $13.0 million or 6.1% to $202.2 million as of September 30, 2014 from $215.2 million as of December 31, 2013. This decrease was primarily driven due to several large pay outs, which were the direct result of management’s decision to exit these credits. Nonfarm nonresidential loans as of December 31, 2013 represented an increase of $29.3 million or 15.8% from $185.9 million as of December 31, 2012. The increase in nonfarm nonresidential loans during 2013 was the result of a strong and experienced staff of bankers who pursued and secured new relationships as well as leveraged existing relationships.

Other loan categories. Other categories of loans included in its loan portfolio include farmland and agricultural loans made to farmers and ranchers relating to their operations, multi-family residential loans and consumer loans. None of these categories of loans represents a significant portion of its total loan portfolio.

The contractual maturity ranges of loans in Business First’s loan portfolio and the amount of such loans with fixed and floating interest rates in each maturity range as of date indicated are summarized in the following tables:

	As of September 30, 2014
	One Year or Less	One Through Five Years	After Five Years	Total
	(Dollars in thousands)(Unaudited)
Commercial	$66,897	$82,676	$40,117	$189,690
Real estate:
Construction and land	29,240	18,759	6,948	54,947
Farmland	4,546	4,628	6,646	15,820
1-4 family residential	6,940	31,682	3,353	41,975
Multi-family residential	1,347	7,181	2,743	11,271
Nonfarm nonresidential	26,812	120,441	54,940	202,193
Consumer	13,551	10,189	1,449	25,189

Total loans	$149,333	$275,556	$116,196	$541,085

Amounts with fixed rates	$61,222	$183,503	$92,570	$337,295
Amounts with floating rates	$88,111	$92,053	$23,626	$203,790

	As of December 31, 2013
	One Year or Less	One Through Five Years	After Five Years	Total
	(Dollars in thousands)
Commercial	$72,890	$90,509	$22,288	$185,687
Real estate:
Construction and land	29,096	19,922	5,252	54,270
Farmland	4,854	5,145	—	9,999
1-4 family residential	4,965	26,111	2,078	33,154
Multi-family residential	1,234	10,627	—	11,861
Nonfarm nonresidential	23,040	145,540	46,634	215,214
Consumer	15,615	9,964	281	25,860

Total loans	$151,694	$307,818	$76,533	$536,045

Amounts with fixed rates	$56,868	$187,438	$56,047	$300,353
Amounts with floating rates	$94,826	$120,380	$20,486	$235,692

Nonperforming Assets

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on nonaccrual status when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Business First has several procedures in place to assist it in maintaining the overall quality of its loan portfolio. Business First has established underwriting guidelines to be followed by its bankers, and Business First also monitors its delinquency levels for any negative or adverse trends. There can be no assurance, however, that its loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

Business First believes its conservative lending approach and focused management of nonperforming assets has resulted in sound asset quality and timely resolution of problem assets. Business First had $5.2 million and $3.7 million in nonperforming assets as of September 30, 2014 and December 31, 2013 and $8.5 million in nonperforming assets as of December 31, 2012. Business First had $2.8 million in nonperforming loans as of September 30, 2014 compared to $2.2 million and $8.1 million as of December 31, 2013 and 2012, respectively.

The following table presents information regarding nonperforming loans at the dates indicated:

	As of September 30, 2014 (Unaudited)	As of December 31,
		2013	2012	2011	2010	2009
		(Dollars in thousands)
Nonaccrual loans	$2,783	$2,196	$8,084	$10,820	$14,409	$1,074
Accruing loans 90 or more days past due	—	—	—	—	—	92

Total nonperforming loans	2,783	2,196	8,084	10,820	14,409	1,166

Nonaccrual debt securities	—	649	198	166	124	—
Other real estate owned:
Commercial real estate, construction, land and land development	2,395	900	170	1,340	1,631	1,776
Residential real estate	71	—	—	400	337	—

Total other real estate owned	2,466	900	170	1,740	1,968	1,776

Total nonperforming assets	$5,249	$3,745	$8,452	$12,726	$16,501	$2,942

Restructured loans-nonaccrual	$1,149	$1,646	$6,016	$9,290	$4,158	$—
Restructured loans-accruing	9,430	12,703	7,187	12,506	15,783	7,933
Ratio of nonperforming loans to total loans	0.51%	0.41%	1.76%	2.45%	3.56%	0.27%
Ratio of nonperforming assets to total assets	0.75%	0.55%	1.24%	1.95%	2.51%	0.44%

	As of September 30, 2014 (Unaudited)	As of December 31,
		2013	2012	2011	2010	2009
		(Dollars in thousands)
Nonaccrual loans by category:
Real estate:
Construction and land	$1,634	$1,290	$1,632	$3,915	$2,153	$326
1-4 family residential	203	490	1,513	1,315	2,638	245
Multi-family residential	—	—	1,171	—	371	—
Nonfarm nonresidential	937	—	3,242	3,709	5,597	219
Commercial	9	105	355	1,773	3,258	284
Consumer	—	311	171	108	392	—

Total	$2,783	$2,196	$8,084	$10,820	$14,409	$1,074

Potential Problem Loans

From a credit risk standpoint, Business First classifies loans in one of four categories: pass, special mention, substandard or doubtful. Loans classified as loss are charged-off. The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. Business First reviews the ratings on credits monthly. Ratings are adjusted to reflect the degree of risk and loss that is believed to be inherent in each credit as of each monthly reporting period. Business First’s methodology is structured so that specific allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss).

Credits rated special mention show clear signs of financial weaknesses or deterioration in credit worthiness, however, such concerns are not so pronounced that Business First generally expects to experience significant loss within the short-term. Such credits typically maintain the ability to perform within standard credit terms and credit exposure is not as prominent as credits with a lower rating.

Credits rated substandard are those in which the normal repayment of principal and interest may be, or has been, jeopardized by reason of adverse trends or developments of a financial, managerial, economic or political nature, or important weaknesses which exist in collateral. A protracted workout on these credits is a distinct possibility. Prompt corrective action is therefore required to reduce exposure and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such credits and a serious evaluation of the secondary support to the credit is performed.

The following table summarizes Business First’s internal ratings of its loans as of the dates indicated.

	As of September 30, 2014
	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands) (Unaudited)
Real estate:
Construction	$50,578	$2,086	$649	$1,634	$54,947
Farmland	10,137	5,683	—	—	15,820
1-4 family residential	39,830	1,118	824	203	41,975
Multi-family residential	10,365	906	—	—	11,271
Nonfarm nonresidential	180,144	12,347	8,765	937	202,193
Commercial	177,184	1,028	11,469	9	189,690
Consumer	24,633	498	58	—	25,189

Total	$492,871	$23,666	$21,765	$2,783	$541,085

	As of December 31, 2013
	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)
Real estate:
Construction	$50,346	$2,136	$498	$1,290	$54,270
Farmland	9,999	—	—	—	9,999
1-4 family residential	30,339	1,301	1,024	490	33,154
Multi-family residential	10,627	1,234	—	—	11,861
Nonfarm nonresidential	197,188	9,597	8,429	—	215,214
Commercial	175,494	3,473	6,615	105	185,687
Consumer	25,014	243	292	311	25,860

Total	$499,007	$17,984	$16,858	$2,196	$536,045

	As of December 31, 2012
	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)
Real estate:
Construction	$51,863	$6,368	$2,055	$1,632	$61,918
Farmland	11,089	—	—	—	11,089
1-4 family residential	26,620	1,972	1,517	1,513	31,622
Multi-family residential	13,545	2,393	—	1,171	17,109
Nonfarm nonresidential	162,459	13,760	6,431	3,242	185,892
Commercial	114,481	17,501	—	355	132,337
Consumer	19,063	679	356	171	20,269

Total	$399,120	$42,673	$10,359	$8,084	$460,236

Allowance for loan losses

Business First maintains an allowance for loan losses that represents management’s best estimate of the loan losses and risks inherent in the loan portfolio. In determining the allowance for loan losses, Business First estimates losses on specific loans, or groups of loans, where the probable loss can be identified and reasonably determined. The balance of the allowance for loan losses is based on internally assigned risk classifications of loans, historical loan loss rates, changes in the nature of the loan portfolio, overall portfolio quality, industry concentrations, delinquency trends, current economic factors and the estimated impact of current economic conditions on certain historical loan loss rates. For additional discussion of Business First’s methodology, please refer to “—Critical Accounting Policies—Allowance for loan losses.”

In connection with its review of the loan portfolio, Business First considers risk elements attributable to particular loan types or categories in assessing the quality of individual loans. Some of the risk elements Business First considers include:

•	for commercial and industrial loans, the operating results of the commercial, industrial or professional enterprise, the borrower’s business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral;

•	for commercial mortgage loans and multifamily residential loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type;

•	for 1-4 family residential mortgage loans, the borrower’s ability to repay the loan, including a consideration of the debt to income ratio and employment and income stability, the loan to value ratio, and the age, condition and marketability of the collateral; and

•	for construction, land development and other land loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or the ability to lease property constructed for lease, the quality and nature of contracts for presale or prelease, if any, experience and ability of the developer and loan to value ratio.

As of September 30, 2014, the allowance for loan losses totaled $6.7 million or 1.2% of total loans. As of December 31, 2013, the allowance for loan losses totaled $6.0 million or 1.1% of total loans. As of December 31, 2012, the allowance for loan losses totaled $5.9 million or 1.3% of total loans.

The following table presents, as of and for the periods indicated, an analysis of the allowance for loan losses and other related data:

	For the Nine months Ended September 30, 2014 (Unaudited)	As of December 31,
		2013	2012	2011	2010	2009
		(Dollars in thousands)
Average loans outstanding(1)	$533,326	$483,748	$452,522	$421,717	$399,594	$360,775

Gross loans outstanding at end of period(1)	$541,085	$536,045	$460,236	$441,856	$404,550	$428,146

Allowance for loan losses at beginning of period	6,043	5,885	7,338	8,006	4,914	3,850
Provision for loan losses	700	751	2,349	4,618	6,205	3,025
Charge-offs:
Real estate:
Construction, land and farmland	—	—	117	3	527	456
Residential	131	842	70	255	417	540
Nonfarm non-residential	—	250	3,201	3,882	1,681	207
Commercial	10	297	670	938	1,089	901
Consumer	—	75	32	437	2	48

Total charge-offs	141	1,464	4,090	5,515	3,716	2,152
Recoveries:
Real estate:
Construction, land and farmland	—	—	—	1	54	100
Residential	14	74	13	99	3	22
Nonfarm non-residential	—	649	28	7	333	25
Commercial	15	115	209	100	211	43
Consumer	24	33	38	22	2	1

Total recoveries	53	871	288	229	603	191

Net charge-offs	88	593	3,802	5,286	3,113	1,961

Allowance for loan losses at end of period	$6,655	$6,043	$5,885	$7,338	$8,006	$4,914

Ratio of allowance to end of period loans	1.23%	1.13%	1.28%	1.66%	1.98%	1.15%
Ratio of net charge-offs to average loans	0.02%	0.12%	0.84%	1.25%	0.78%	0.47%

(1)	Excluding loans held for sale.

The successful execution of Business First’s growth strategy through strategic acquisitions and organic growth is demonstrated by the upward trend in loan balances from December 31, 2009 to September 30, 2014. Loan balances increased from $428.1 million as of December 31, 2009, to $541.1 million as of September 30, 2014. In 2010 and 2011, Business First recognized concerns regarding specific relationships and, therefore increased provisions appropriately. The remaining three years and interim period, December 31, 2009, December 31, 2012, December 31, 2013 and September 30, 2014, reflect the bank’s consistent level of the allowance of 1.15%, 1.28%, 1.13% and 1.23%, respectively. Further, charge-offs have been immaterial, representing less than 1% of total loan balances during the same periods.

Although Business First believes that it has established its allowance for loan losses in accordance with accounting principles generally accepted in the United States and that the allowance for loan losses was adequate to provide for known and inherent losses in the portfolio at all times shown above, future provisions will be subject to ongoing evaluations of the risks in its loan portfolio. If Business First experiences economic declines or if asset quality deteriorates, material additional provisions could be required.

The following table shows the allocation of the allowance for loan losses among loan categories and certain other information as of the dates indicated. The allocation of the allowance for loan losses as shown in the table should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will necessarily occur in these amounts or in the indicated proportions. The total allowance is available to absorb losses from any loan category.

	As of September 30, 2014		As of December 31,
			2013		2012		2011		2010		2009
	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total
	(Unaudited)		(Dollars in thousands)
Real estate:
Construction and land	$509	7.7%	$315	5.2%	$307	5.2%	$406	5.5%	$187	2.3%	$200	4.1%
Farmland	19	0.3%	7	0.1%	—	—%	—	—%	—	—%	—	—%
1-4 family residential	837	12.6%	836	13.8%	1,401	23.8%	1,192	16.3%	796	9.9%	1,298	26.4%
Multi-family residential	36	0.5%	22	.4%	—	—%	—	—%	—	—%	—	—%
Nonfarm nonresidential	1,141	17.1%	945	15.7%	226	3.8%	2,136	29.1%	4,184	52.3%	1,148	23.4%

Total real estate	2,542	38.2%	2,125	35.2%	1,934	32.8%	3,734	50.9%	5,167	64.5%	2,646	53.9%
Commercial	3,794	57.0%	3,647	60.3%	3,671	62.4%	3,531	48.1%	2,461	30.8%	2,150	43.7%
Consumer	319	4.8%	271	4.5%	280	4.8%	73	1.0%	378	4.7%	118	2.4%

Total allowance for loan losses	$6,655	100%	$6,043	100%	$5,885	100%	$7,338	100%	$8,006	100%	$4,914	100%

Securities

Business First uses its securities portfolio to provide a source of liquidity, provide an appropriate return on funds invested, manage interest rate risk, meet collateral requirements and meet regulatory capital requirements. As of September 30, 2014, the carrying amount of investment securities totaled $76.2 million, a decrease of $26.1 million or 25.5% compared to $102.3 million as of December 31, 2013. The balance in the securities portfolio as of December 31, 2013 represented a decrease of $71.3 million or 41.1% compared to $173.6 million as of December 31, 2012. The decreases in investment securities were due to sales made to fund loan growth as well as shorten the overall duration of the portfolio. Securities represented 10.9%, 14.9% and 25.5% of total assets as of September 30, 2014 and December 31, 2013 and 2012, respectively.

Business First’s investment portfolio consists entirely of securities classified as available for sale. As a result, the carrying values of its investment securities are adjusted for unrealized gain or loss, and any gain or loss is reported on an after-tax basis as a component of other comprehensive income in stockholders’ equity. The following table summarizes the amortized cost and estimated fair value of investment securities as of the dates shown:

	As of September 30, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands) (Unaudited)
U.S. government agencies	$9,261	$—	$189	$9,072
Corporate bonds	—	—	—	—
Municipal securities	27,777	557	340	27,994
Mortgage-backed securities	39,402	47	1,036	38,413
Other securities	1,321	—	603	718

Total	$77,761	$604	$2,168	$76,197

	As of December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
U.S. government agencies	$8,186	$—	$437	$7,749
Corporate bonds	4,500	1	32	4,469
Municipal securities	48,865	650	2,365	47,150
Mortgage-backed securities	44,022	38	1,791	42,269
Other securities	1,330	—	681	649

Total	$106,903	$689	$5,306	$102,286

	As of December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
U.S. government agencies	$14,119	$110	$—	$14,229
Corporate bonds	23,299	51	208	23,142
Municipal securities	65,236	3,031	198	68,069
Mortgage-backed securities	67,213	810	94	67,929
Other securities	1,521	—	1,323	198

Total	$171,388	$4,002	$1,823	$173,567

All of Business First’s mortgage-backed securities are agency securities. Business First does not hold any Fannie Mae or Freddie Mac preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, structured investment vehicles, private label collateralized mortgage obligations, subprime, Alt-A, or second lien elements in its investment portfolio. As of September 30, 2014, the investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages.

Management evaluates securities for other-than-temporary impairment, at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

The following table sets forth the fair value, maturities and approximated weighted average yield based on estimated annual income divided by the average amortized cost of the securities portfolio as of the dates indicated. The contractual maturity of a mortgage-backed security is the date at which the last underlying mortgage matures.

	As of September 30, 2014
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
	(Dollars in thousands) (Unaudited)
U.S. government agencies	$—	—%	$—	—%	$7,139	2.12%	$1,933	1.50%	$9,072	1.99%
Corporate bonds	—	—%	—	—%	—	—%	—	—%	—	—%
Municipal securities	146	2.00%	9,317	2.01%	7,376	2.41%	11,155	2.71%	27,994	2.39%
Mortgage-backed securities	—	—%	—	—%	4,764	1.04%	33,649	1.78%	38,413	1.69%
Other securities	—	—%	—	—%	—	—%	718	1.52%	718	1.52%

Total	$146	2.00%	$9,317	2.01%	$19,279	1.97%	$47,455	1.98%	$76,197	1.98%

	As of December 31, 2013
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
	(Dollars in thousands)
U.S. government agencies	$—	—%	$—	—%	$5,910	1.98%	$1,839	1.49%	$7,749	1.86%
Corporate bonds	—	—%	1,495	1.48%	2,974	1.37%	—	—%	4,469	1.41%
Municipal securities	1,066	1.32%	13,382	1.93%	17,024	2.35%	15,678	2.47%	47,150	2.25%
Mortgage-backed securities	—	—%	—	—%	5,524	1.17%	36,745	1.86%	42,269	1.77%
Other securities	—	—%	—	—%	—	—%	649	1.50%	649	1.50%

Total	$1,066	1.32%	$14,877	1.89%	$31,432	1.98%	$54,911	2.02%	$102,286	1.98%

The contractual maturity of mortgage-backed securities, collateralized mortgage obligations and asset backed securities is not a reliable indicator of their expected life because borrowers have the right to prepay their obligations at any time. Mortgage-backed securities and asset-backed securities are typically issued with stated principal amounts and are backed by pools of mortgage loans and other loans with varying maturities. The term of the underlying mortgages and loans may vary significantly due to the ability of a borrower to pre-pay. Monthly pay downs on mortgage-backed securities tend to cause the average life of the securities to be much different than the stated contractual maturity. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal and consequently, the average life of this security will be lengthened. If interest rates begin to fall, prepayments may increase, thereby shortening the estimated life of this security. The weighted average life of Business First’s investment portfolio was 11.79 years with an estimated effective duration of 59.23 months as of September 30, 2014.

As of September 30, 2014 and December 31, 2013 and 2012, Business First did not own securities of any one issuer for which aggregate adjusted cost exceeded 10% of the consolidated stockholders’ equity as of such respective dates.

The average yield of the securities portfolio was 2.07% during 2013 compared to 2.19% during 2012. The decrease in average yield during 2013 compared to 2012 was primarily due to the reinvestment of funds at lower rates in 2013 and the speed of prepayments on the mortgage-backed securities.

Deposits

Business First offers a variety of deposit accounts having a wide range of interest rates and terms including demand, savings, money market and time accounts. Business First relies primarily on competitive pricing policies, convenient locations and personalized service to attract and retain these deposits.

Total deposits as of September 30, 2014 were $600.1 million, a slight increase of $5.9 million compared to $594.2 million as of December 31, 2013. Total deposits as of December 31, 2013 were $594.2 million, an increase of $27.8 million or 4.9% compared to December 31, 2012 due primarily to an increase of $40.4 million in time deposits over $100,000 and offset by a decline in other time deposits. Deposit growth was primarily due to Business First’s continued penetration in its primary market area along with the use of deposit listing services.

Noninterest-bearing deposits as of September 30, 2014 were $114.8 million compared to $121.1 million as of December 31, 2013, a decrease of $6.3 million or 5.2%. The December 31, 2013 balance for noninterest-bearing deposits represented an increase of $1.1 million or 0.9% compared to $120.0 million as of December 31, 2012.

Average deposits for the nine months ended September 30, 2014 were $601.7 million, an increase of $35.7 million or 6.3% over the full year average for the year ended December 31, 2013 of $566.0 million. Average deposits grew $20.3 million or 3.7% from $545.7 million for the year ended December 31, 2012. The average rate paid on total interest-bearing deposits decreased consistently over this period from 0.96% for the year ended December 31, 2012 to 0.80% for the year ended December 31, 2013 to 0.76% for the nine months ended September 30, 2014. The decrease in average rates were driven primarily by strategic reductions in limited access money market and certificate of deposit pricing during this time period. In addition, the continued growth of noninterest-bearing demand accounts resulted in further reductions to the cost of deposits from 0.78% for the year ended December 31, 2012 to 0.65% for the year ended December 31, 2013 and 0.61% for the nine months ended September 30, 2014.

The following table presents the daily average balances and weighted average rates paid on deposits for the periods indicated:

	For the Nine months Ended September 30, 2014		For the Years Ended December 31,
			2013		2012
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Unaudited)
			(Dollars in thousands)
Interest-bearing demand accounts	$8,145	0.59%	$6,974	0.55%	$8,741	0.53%
NOW accounts	59,433	0.24%	60,232	0.25%	34,811	0.31%
Limited access money market accounts	170,791	0.42%	182,202	0.39%	192,354	0.43%
Certificates and other time deposits > $100k	200,326	0.99%	155,236	1.11%	151,550	1.20%
Certificates and other time deposits < $100k	46,066	1.74%	48,683	2.11%	57,078	2.32%

Total interest-bearing deposits	484,761	0.76%	453,328	0.80%	444,534	0.96%

Noninterest-bearing demand accounts	116,980	—%	112,673	—%	101,176	—%

Total deposits	$601,741	0.61%	$566,000	0.65%	$545,710	0.78%

The ratio of average noninterest-bearing deposits to average total deposits for the nine months ended September 30, 2014 and the years ended December 31, 2013 and 2012 was 19.4%, 19.9% and 18.5%, respectively.

Factors affecting the cost of funding interest-bearing assets include the volume of noninterest and interest-bearing deposits, changes in market interest rates and economic conditions in Business First’s target markets and their impact on interest paid on deposits, as well as the ongoing execution of Business First’s balance sheet management strategy. As a result of its experienced bankers successfully acquiring new deposit-rich commercial lending relationships, Business First experienced year over year organic deposit growth of 4.9% in 2013 and 4.6% in 2012 and a decrease of 0.1% in 2011, while at the same time Business First reduced its overall cost of funds. Cost of funds is calculated as total interest expense divided by total deposits plus total borrowings. Business First’s cost of funds was 0.77% in 2013, 0.90% in 2012 and 1.21% in 2011. This reduction in its cost of funds was the result of its focus on acquisition of noninterest-bearing demand deposits through organic growth.

Noninterest-bearing demand deposits as a percentage of total deposits grew to 20.4% in 2013, and 21.2% in 2012, compared to 18.4% in 2011. Average rates on interest-bearing deposits were 0.80% in 2013, 0.96% in 2012 and 1.31% in 2011.

The following table sets forth the amount of certificates of deposit that are $100,000 or greater by time remaining until maturity:

	As of September 30, 2014 (Unaudited)	As of December 31,
		2013	2012
	(Dollars in thousands)
1 year or less	$125,109	$122,387	$85,522
More than 1 year but less than 3 years	50,253	51,527	41,042
3 years or more but less than 5 years	3,334	7,531	14,589
5 years or more	1,455	1,692	1,542

Total	$180,151	$183,137	$142,695

Borrowings

Business First utilizes short-term and long-term borrowings to supplement deposits to fund its lending and investment activities, each of which is discussed below.

Federal Home Loan Bank (FHLB) advances. The FHLB allows Business First to borrow on a blanket floating lien status collateralized by certain securities and loans. As of September 30, 2014 and December 31, 2013 and 2012, total borrowing capacity of $207.9 million, $192.6 million and $196.1 million, respectively, was available under this arrangement and $15 million, $15 million and $40 million, respectively, was outstanding with a weighted average interest rate of 1.90% as of September 30, 2014, 1.90% as of December 31, 2013 and 2.84% as of December 31, 2012. Business First’s current FHLB advances mature within five years. Business First utilizes these borrowings to meet liquidity needs and to fund certain fixed rate loans in its portfolio.

The following table presents its FHLB borrowings at the dates indicated. Other than FHLB borrowings, Business First had no other short-term borrowings at the dates indicated.

FHLB Advances
(Dollars in Thousands)
September 30, 2014
Amount outstanding at quarter-end	$15,000
Weighted average interest rate at quarter-end	1.90%
Maximum month-end balance during the quarter	$15,000
Average balance outstanding during the quarter	$15,000
Weighted average interest rate during the quarter	1.90%

December 31, 2013
Amount outstanding at year-end	$15,000
Weighted average interest rate at year-end	1.90%
Maximum month-end balance during the year	$60,000
Average balance outstanding during the year	$46,112
Weighted average interest rate during the year	2.25%

December 31, 2012
Amount outstanding at year-end	$40,000
Weighted average interest rate at year-end	2.84%
Maximum month-end balance during the year	$65,750
Average balance outstanding during the year	$42,784
Weighted average interest rate during the year	2.71%

Correspondent Bank Federal Funds Purchased Relationships

Business First Bank maintains Federal Funds Purchased Relationships with the following financial institutions and limits as of September 30, 2014:

(Dollars in Thousands)
The Independent Banker’s Bank TIB	$25,000
First Tennessee National Bank	$17,000
First National Bankers Bank	$27,700
ServisFirst Bank	$6,000
Center State Bank	$9,000

The following table represents combined Federal Funds Purchased for all relationships at the dates indicated.

Fed Funds Purchased
(Dollars in Thousands)
September 30, 2014
Amount outstanding at quarter-end	$—
Weighted average interest rate at quarter-end	—%
Maximum month-end balance during the quarter	$—
Average balance outstanding during the quarter	$—
Weighted average interest rate during the quarter	—%

December 31, 2013
Amount outstanding at year-end	$—
Weighted average interest rate at year-end	—%
Maximum month-end balance during the year	$10,070
Average balance outstanding during the year	$1,165
Weighted average interest rate during the year	1.05%

December 31, 2012
Amount outstanding at year-end	$—
Weighted average interest rate at year-end	—%
Maximum month-end balance during the year	$8,904
Average balance outstanding during the year	$1,721
Weighted average interest rate during the year	1.00%

Liquidity and Capital Resources

Liquidity

Liquidity involves Business First’s ability to raise funds to support asset growth and acquisitions or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate on an ongoing basis and manage unexpected events. For the nine months ended September 30, 2014 and the years ended December 31, 2013 and 2012, liquidity needs were primarily met by core deposits, security and loan maturities and amortizing investment and loan portfolios. Although access to brokered deposits, purchased funds from correspondent banks and overnight advances from the FHLB and the Federal Reserve Bank of Atlanta are available and have been utilized on occasion to take advantage of investment opportunities, Business First does not generally rely on these external funding sources. As of September 30, 2014 and December 31, 2013 and 2012, Business First maintained 5 lines of credit with commercial banks which provide for extensions of credit with an availability to borrow up to an aggregate $84.7 million as of September 30, 2014, $84.6 million as of December 31, 2013 and $78.5 million as of December 31, 2012. There were no funds under these lines of credit outstanding as of September 30, 2014 and December 31, 2013 and December 31, 2012.

The following table illustrates, during the periods presented, the mix of Business First’s funding sources and the average assets in which those funds are invested as a percentage of average total assets for the period indicated. Average assets totaled $693.2 million for the nine months ended September 30, 2014, $687.4 for the year ended December 31, 2013 and $663.6 for the year ended December 31, 2012.

	For the Nine Months Ended September 30, 2014	For the Years Ended December 31,
		2013	2012
	(Unaudited)
Sources of Funds:
Deposits:
Noninterest-bearing	16.9%	16.4%	15.3%
Interest-bearing	69.9%	65.9%	67.0%
Advances from FHLB	2.2%	6.7%	6.4%
Other borrowings	0.0%	0.2%	0.5%
Other liabilities	0.5%	0.8%	0.7%
Stockholders’ equity	10.5%	10.0%	10.1%

Total	100%	100%	100%

Uses of Funds:
Loans	76.1%	69.6%	67.2%
Securities available for sale	14.0%	23.7%	24.7%
Interest-bearing deposits in other banks	4.3%	0.8%	2.3%
Other noninterest-earning assets	5.6%	5.9%	5.8%

Total	100%	100%	100%

Average noninterest-bearing deposits to average deposits	19.4%	19.9%	18.5%
Average loans to average deposits	88.6%	85.4%	82.9%

Business First’s primary source of funds is deposits, and its primary use of funds is loans. Business First does not expect a change in the primary source or use of its funds in the foreseeable future. Business First’s average loans increased 13.0% for the nine months ended September 30, 2014 compared to the same period in 2013 and 6.9% for the year ended December 31, 2013 compared to the year ended December 31, 2012. Business First predominantly invests excess deposits in overnight deposits with the Federal Reserve, securities, interest-bearing deposits at other banks or other short-term liquid investments until needed to fund loan growth. Business First’s securities portfolio had a weighted average life of 11.79 years and an effective duration of 59.23 months as of September 30, 2014 and a weighted average life of 11.41 years and an effective duration of 58.99 months as of December 31, 2013.

As of September 30, 2014, Business First had outstanding $134.9 million in commitments to extend credit and $6.7 in commitments associated with outstanding standby and commercial letters of credit. As of December 31, 2013, Business First had outstanding $155.9 million in commitments to extend credit and $6.3 in commitments associated with outstanding standby and commercial letters of credit. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the total outstanding may not necessarily reflect the actual future cash funding requirements.

As of September 30, 2014 and December 31, 2013, Business First had no exposure to future cash requirements associated with known uncertainties or capital expenditures of a material nature. As of September 30, 2014, Business First had cash and cash equivalents of $34.1 million compared to $10.1 million as of December 31, 2013.

Capital Resources

Total stockholders’ equity increased to $77.5 million as of September 30, 2014, compared to $71.9 million as of December 31, 2013, an increase of $5.6 million or 7.8%. This increase was primarily the result of $2.0 million in the change (gain) in unrealized losses on available-for-sale securities and $3.2 million in net income. Total stockholders’ equity increased to $71.9 million as of December 31, 2013, compared to $71.0 million as of December 31, 2012, an increase of $909,000 or 1.3%. This year over year change was relatively flat due to an increase in unrealized losses on available-for-sale securities of $4.5 million and net income of $4.8 million. To date, Business First has not declared or paid dividends on its common stock.

Capital management consists of providing equity to support current and future operations. Banking regulators view capital levels as important indicators of an institution’s financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum capital relative to the amount and types of assets they hold. Business First is subject to regulatory capital requirements at the bank holding company and bank levels. See “Regulation and Supervision—Prompt Corrective Action” for additional discussion regarding the regulatory capital requirements applicable to Business First and Business First Bank. As of September 30, 2014, December 31, 2013 and 2012, Business First and Business First Bank were in compliance with all applicable regulatory capital requirements, and Business First Bank was classified as “well capitalized,” for purposes of the prompt corrective action regulations. As Business First employs its capital and continues to grow its operations, its regulatory capital levels may decrease depending on its level of earnings. However, Business First expects to monitor and control its growth in order to remain in compliance with all regulatory capital standards applicable to it.

The following table presents the actual capital amounts and regulatory capital ratios for Business First and Business First Bank as of the dates indicated.

	As of September 30, 2014		As of December 31, 2013
	Amount	Ratio	Amount	Ratio
	(Unaudited)
	(Dollars in thousands)
Business First Bancshares, Inc.
Total capital (to risk weighted assets)	$85,201	13.86%	$80,575	13.05%
Tier 1 capital (to risk weighted assets)	78,546	12.78%	74,532	12.07%
Tier 1 capital (to average assets)	78,546	11.14%	74,532	10.78%

Business First Bank
Total capital (to risk weighted assets)	$82,418	13.45%	$78,295	12.69%
Tier 1 capital (to risk weighted assets)	75,763	12.36%	72,252	11.71%
Tier 1 capital (to average assets)	75,763	10.77%	72,252	10.46%

Contractual Obligations

The following table summarizes contractual obligations and other commitments to make future payments as of December 31, 2013 (other than deposit obligations), which consist of future cash payments associated with Business First’s contractual obligations pursuant to its FHLB advances and non-cancelable future operating leases. Payments for FHLB advances will include interest of $415,000 that will be paid over future periods. Payments related to leases are based on actual payments specified in underlying contracts. Advances from the Federal Home Loan Bank totaled approximately $15 million and $40 million as of December 31, 2013 and 2012, respectively. As of December 31, 2013, the advance was collateralized by a blanket floating lien on certain securities and loans, had a weighted average rate of 1.9% and matures in 2018.

	As of December 31, 2013
	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(Dollars in thousands)
Non-cancelable future operating leases	$1,058	$1,939	$1,505	$552	$5,054
Time deposits	148,540	66,451	9,712	1,701	226,404
Advances from FHLB	—	—	15,000	—	15,000
Other borrowings	—	—	—	—	—
Standby and commercial letters of credit	6,042	212	—	—	6,254
Commitments to extend credit	90,532	50,823	5,407	9,174	155,936

Total	$246,172	$119,425	$31,624	$11,427	$408,648

Off-Balance Sheet Items

In the normal course of business, Business First enters into various transactions, which, in accordance with generally accepted accounting principles, or GAAP, are not included in its consolidated balance sheets. Business First enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and standby and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

Business First’s commitments associated with outstanding standby and commercial letters of credit and commitments to extend credit expiring by period as of the date indicated are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.

	As of December 31, 2013
	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(Dollars in thousands)
Standby and commercial letters of credit	$6,042	$212	$—	$—	$6,254
Commitments to extend credit	90,532	50,823	5,407	9,174	155,936

Total	$96,574	$51,035	$5,407	$9,174	$162,190

Standby and commercial letters of credit are conditional commitments issued by Business First to guarantee the performance of a customer to a third party. In the event of nonperformance by the customer, Business First has rights to the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash and/or marketable securities. The credit risk to Business First in issuing letters of credit is essentially the same as that involved in extending loan facilities to its customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements. Business First evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by Business First, upon extension of credit, is based on management’s credit evaluation of the customer.

Interest Rate Sensitivity and Market Risk

As a financial institution, Business First’s primary component of market risk is interest rate volatility. Business First’s asset liability and funds management policy provides management with the guidelines for effective funds management, and Business First has established a measurement system for monitoring its net interest rate sensitivity position. Business First manages its sensitivity position within its established guidelines.

Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of Business First’s assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

Business First manages its exposure to interest rates by structuring its balance sheet in the ordinary course of business. Business First does not enter into instruments such as leveraged derivatives, interest rate swaps, financial options, financial future contracts or forward delivery contracts for the purpose of reducing interest rate risk. Based upon the nature of its operations, Business First is not subject to foreign exchange or commodity price risk. Business First does not own any trading assets.

Business First’s exposure to interest rate risk is managed by the asset-liability committee of Business First Bank, in accordance with policies approved by its board of directors. The committee formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the committee considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The committee meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the committee reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management employs methodologies to manage interest rate risk which include an analysis of relationships between interest-earning assets and interest-bearing liabilities, and an interest rate shock simulation model.

Business First uses interest rate risk simulation models and shock analysis to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. Contractual maturities and re-pricing opportunities of loans are incorporated in the model as are prepayment assumptions, maturity data and call options within the investment portfolio. Average life of non-maturity deposit accounts are based on standard regulatory decay assumptions and are incorporated into the model. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

On at least a quarterly basis, Business First runs two simulation models including a static balance sheet and dynamic growth balance sheet. These models test the impact on net interest income and fair value of equity from changes in market interest rates under various scenarios. Under the static and dynamic growth models, rates are shocked instantaneously based upon parallel and non-parallel yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Non-parallel simulation involves analysis of interest income and expense under various changes in the shape of the yield curve. Internal policy regarding internal rate risk simulations currently specifies that for instantaneous parallel shifts of the yield curve, estimated net income at risk for the subsequent one-year period should not decline by more than 5.0% for a 100 basis point shift, 10% for a 200 basis point shift, and 12.5% for a 300 basis point shift.

The following table summarizes the simulated change in net interest income and fair value of equity over a 12-month horizon as of the dates indicated:

	As of September 30, 2014		As of December 31, 2013
Change in Interest Rates (Basis Points)	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity
+300	8.18%	(11.33%)	9.95%	(8.97%)
+200	7.04%	(7.56%)	8.30%	(6.05%)
+100	3.19%	(4.31%)	3.80%	(3.29%)
Base	0.00%	0.00%	0.00%	0.00%
-100	3.13%	(3.85%)	2.20%	0.16%

The results are primarily due to behavior of demand, money market and savings deposits during such rate fluctuations. Business First has found that, historically, interest rates on these deposits change more slowly than changes in the discount and federal funds rates. This assumption is incorporated into the simulation model and is generally not fully reflected in a gap analysis. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various strategies.

Impact of Inflation

Business First’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus have been prepared in accordance with GAAP. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of Business First’s assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on its performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Non-GAAP Financial Measures

Business First’s accounting and reporting policies conform to GAAP, and the prevailing practices in the banking industry. However, Business First also evaluates its performance based on certain additional financial measures discussed in this proxy statement/prospectus as being non-GAAP financial measures. Business First classifies a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in its statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that Business First discusses in this proxy statement/prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which Business First calculates the non-GAAP financial measures that Business First discusses in this proxy statement/prospectus may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures Business First has discussed in this proxy statement/prospectus when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share. Tangible book value per common share is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. Business First calculates (1) tangible common equity as stockholders’ equity less accumulated other comprehensive income, goodwill and core deposit intangible and other intangible assets, net of accumulated amortization, and (2) tangible book value per common share as tangible common equity divided by shares of common stock outstanding. The most directly comparable GAAP financial measure for tangible book value per common share is book value per common share.

Business First believes that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing tangible book value.

The following table reconciles, as of the dates set forth below, total stockholders’ equity to tangible common equity and presents tangible book value per common share compared to book value per common share:

	As of September 30,		As of December 31,
	2014	2013	2013	2012	2011
	(Unaudited)
	(Dollars in thousands, except per share data)
Tangible Common Equity
Total stockholders’ equity	$77,514	$70,098	$71,923	$71,014	$66,269
Adjustments:
Accumulated other comprehensive income	1,032	3,044	3,047	(1,438)	(473)
Goodwill	—	—	—	—	—
Core deposit and other intangibles	—	(136)	—	(521)	(618)

Total tangible common equity	$78,546	$73,006	$74,970	$69,055	$65,178

Common shares outstanding(1)	5,314,925	5,302,870	5,314,925	5,302,870	5,299,870
Book value per common share	$14.58	$13.22	$13.53	$13.39	$12.50
Tangible book value per common share	$14.78	$13.77	$14.11	$13.02	$12.30

(1)	Excludes the dilutive effect, if any, of 962,850, 919,350, 919,350, 962,910 and 905,750 shares of common stock issuable upon exercise of outstanding stock options as of September 30, 2014, September 30, 2013, December 31, 2013, December 31, 2012, and December 31, 2011, respectively.

Tangible Common Equity to Tangible Assets. Tangible common equity to tangible assets is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. Business First calculates tangible common equity, as described above, and tangible assets as total assets less gross unrealized gain / loss on securities, goodwill, core deposit intangible and other intangible assets, net of accumulated amortization. The most directly comparable GAAP financial measure for tangible common equity to tangible assets is total common stockholders’ equity to total assets.

Business First believes that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total stockholders’ equity and assets while not increasing its tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total stockholders’ equity to tangible common equity and total assets to tangible assets:

	As of September 30, 2014	As of December 31,
		2013	2012	2011
	(Unaudited)
	(Dollars in thousands, except per share data)
Tangible Common Equity
Total stockholders’ equity	$77,514	$71,923	$71,014	$66,269
Adjustments:
Accumulated other comprehensive income	1,032	3,047	(1,438)	(473)
Goodwill	—	—	—	—
Core deposit and other intangibles	—	—	(521)	(618)

Total tangible common equity	$78,546	$74,970	$69,055	$65,178

Tangible Assets
Total assets	$696,665	$684,180	$681,062	$652,241
Adjustments:
Gross unrealized (gain) loss on investments	1,564	4,617	(2,179)	(717)
Goodwill	—	—	—	—
Core deposit and other intangibles	—	—	(521)	(618)

Total tangible assets	$698,229	$688,797	$678,362	$650,906

Tangible Common Equity to Tangible Assets	11.2%	10.9%	10.2%	10.0%

Critical Accounting Policies

Business First’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and with general practices within the financial services industry. Application of these principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Business First bases its estimates on historical experience and on various other assumptions that Business First believes to be reasonable under current circumstances. These assumptions form the basis for its judgments about the carrying values of assets and liabilities that are not readily available from independent, objective sources. Business First evaluates its estimates on an ongoing basis. Use of alternative assumptions may have resulted in significantly different estimates. Actual results may differ from these estimates.

Business First has identified the following accounting policies and estimates that, due to the difficult, subjective or complex judgments and assumptions inherent in those policies and estimates and the potential sensitivity of its financial statements to those judgments and assumptions, are critical to an understanding of its financial condition and results of operations. Business First believes that the judgments, estimates and assumptions used in the preparation of its financial statements are appropriate.

Investment Securities

Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them until maturity. Securities to be held for indefinite periods of time are classified as available for sale and carried at fair value, with the unrealized holding gains and losses reported in other comprehensive income, net of tax. Management determines the appropriate classification of securities at the time of purchase.

Interest income includes amortization of purchase premiums and discounts. Realized gains and losses are derived from the amortized cost of the security sold. Credit related declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses, with the remaining unrealized loss recognized as a component of other comprehensive income. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of Business First to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale

Loans held for sale consist of certain mortgage loans originated and intended for sale in the secondary market and are carried at the lower of cost or estimated fair value on an individual loan basis. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Business First obtains purchase commitments from secondary market investors prior to closing the loans and does not retain the servicing obligations related to any such loans upon their sale. Gains and losses on sales of loans held for sale are based on the difference between the selling price and the carrying value of the related loan sold.

Loans and Allowance for Loan Losses

Loans, excluding certain purchased loans which have shown evidence of deterioration since origination as of the date of the acquisition, that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at the amount of unpaid principal, reduced by unearned income and an allowance for loan losses. Interest on loans is recognized using the simple-interest method on the daily balances of the principal amounts outstanding. Fees associated with the originating of loans and certain direct loan origination costs are netted and the net amount is deferred and recognized over the life of the loan as an adjustment of yield.

The accrual of interest on loans is discontinued when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due. When a loan is placed on nonaccrual status, all previously accrued and unpaid interest is reversed. Interest income is subsequently recognized on a cash basis as long as the remaining book balance of the asset is deemed to be collectible. If collectability is questionable, then cash payments are applied to principal. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured in accordance with the terms of the loan agreement.

The allowance for loan losses is an estimated amount management believes is adequate to absorb inherent losses on existing loans that may be uncollectible based upon review and evaluation of the loan portfolio. Management’s periodic evaluation of the allowance is based on general economic conditions, the financial condition of borrowers, the value and liquidity of collateral, delinquency, prior loan loss experience, and the results of periodic reviews of the portfolio.

The allowance for loan losses is comprised of two components. The first component, the general reserve, is determined in accordance with current authoritative accounting guidance that considers historical loss rates for the last three years adjusted for qualitative factors based upon general economic conditions and other qualitative risk factors both internal and external to Business First. Such qualitative factors include current local economic conditions and trends including unemployment, changes in lending staff, policies and procedures, changes in credit concentrations, changes in the trends and severity of problem loans and changes in trends in volume and terms of loans. These qualitative factors serve to compensate for additional areas of uncertainty inherent in the portfolio that are not reflected in Business First’s historic loss factors. For purposes of determining the general reserve, the loan portfolio, less cash secured loans, government guaranteed loans and impaired loans, is multiplied by Business First’s adjusted historical loss rate. The second component of the allowance for loan losses, the specific reserve, is determined in accordance with current authoritative accounting guidance based on probable losses on specific classified loans.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries).

Due to the growth of Business First over the past several years, a portion of the loans in its portfolio and its lending relationships are of relatively recent origin. The new loan portfolios have limited delinquency and credit loss history and have not yet exhibited an observable loss trend. The credit quality of loans in theses loan portfolios are impacted by delinquency status and debt service coverage generated by the borrowers’ business and fluctuations in the value of real estate collateral. Management considers delinquency status to be the most meaningful indicator of the credit quality of one-to-four single family residential, home equity loans and lines of credit and other consumer loans. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process Business First refers to as “seasoning”. As a result, a portfolio of older loans will usually behave more predictably than a portfolio of newer loans. Because the majority of its portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If delinquencies and defaults increase, Business First may be required to increase its provision for loan losses, which would adversely affect its results of operations and financial condition.

Delinquency statistics are updated at least monthly. Internal risk ratings are considered the most meaningful indicator of credit quality for new commercial, construction, and commercial real estate loans. Internal risk ratings are a key factor in identifying loans that are individually evaluated for impairment and impact management’s estimates of loss factors used in determining the amount of the allowance for loan losses. Internal risk ratings are updated on a continuous basis.

Loans are considered impaired when, based on current information and events, it is probable Business First will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. If a loan is impaired, a specific valuation allowance is allocated, if necessary. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Business First’s policy requires measurement of the allowance for an impaired collateral dependent loan based on the fair value of the collateral. Other loan impairments are measured based on the present value of expected future cash flows or the loan’s observable market price. At December 31, 2013 and 2012, all significant impaired loans have been determined to be collateral dependent and the allowance for loss has been measured utilizing the estimated fair value of the collateral.

From time to time, Business First modifies its loan agreement with a borrower. A modified loan is considered a troubled debt restructuring when two conditions are met: (i) the borrower is experiencing financial difficulty and (ii) concessions are made by Business First that would not otherwise be considered for a borrower with similar credit risk characteristics. Modifications to loan terms may include a lower interest rate, a reduction of principal, or a longer term to maturity. Business First reviews each troubled debt restructured loan and determines on a case by case basis if the loan is subject to impairment and the need for a specific allowance for loan loss allocation. An allowance for loan loss allocation is based on either the present value of estimated future cash flows or the estimated fair value of the underlying collateral.

Business First has certain lending policies and procedures in place that are designed to maximize loan income with an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis and makes changes as appropriate. Management receives frequent reports related to loan originations, quality, concentrations, delinquencies, non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions, both by type of loan and geography.

Commercial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and effectively. Underwriting standards are designed to determine whether the borrower possesses sound business ethics and practices and to evaluate current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the identified cash flows of the borrower and, secondarily, on the underlying collateral provided by the borrower. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and include personal guarantees.

Real estate loans are also subject to underwriting standards and processes similar to commercial loans. These loans are underwritten primarily based on projected cash flows and, secondarily, as loans secured by real estate. The repayment of real estate loans is generally largely dependent on the successful operation of the property securing the loans or the business conducted on the property securing the loan. Real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing Business First’s real estate portfolio are generally diverse in terms of type and geographic location, throughout the state of Louisiana. This diversity helps reduce the exposure to adverse economic events that affect any single market or industry.

Business First utilizes methodical credit standards and analysis to supplement its policies and procedures in underwriting consumer loans. Business First’s loan policy addresses types of consumer loans that may be originated and the collateral, if secured, which must be perfected. The relatively smaller individual dollar amounts of consumer loans that are spread over numerous individual borrowers also minimizes risk.

Emerging Growth Company

The JOBS Act permits an “emerging growth company” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, Business First has “opted out” of this provision. As a result, Business First will comply with new or revised accounting standards to the same extent that compliance is required for non-emerging growth companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Recently Issued Accounting Pronouncements

ASU 2013-02, “Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 amends recent guidance related to the reporting of comprehensive income to enhance the reporting of reclassifications out of accumulated other comprehensive income. ASU 2013-02 is effective for reporting periods beginning after December 15, 2013 and is not expected to have a significant impact on Business First’s consolidated financial statements.

DESCRIPTION OF BUSINESS FIRST CAPITAL STOCK

General

Business First has authorized two classes of stock: (i) 10,000,000 authorized shares of Business First common stock, par value $1.00 per share, 5,314,925 shares of which were outstanding as of [—]; and (b) 1,000,000 authorized shares of preferred stock, no par value per share, none of which are issued and outstanding as of that date. The following summary is qualified in its entirety by reference to the articles of incorporation and bylaws of Business First, which are filed with the SEC as Exhibit 3.1 and Exhibit 3.2 to the registration statement on Form S-4 of which this proxy statement/prospectus is a part. We encourage you to read those documents.

Business First Common Stock

Voting Rights. The holders of Business First common stock are entitled to one vote per share on all matters submitted to its shareholders, unless otherwise provided by law and subject to the rights and preferences of the holders of any outstanding shares of its preferred stock. Holders of Business First common stock are not entitled to cumulative voting in the election of directors.

Dividend Rights. Subject to certain regulatory restrictions discussed in this proxy statement/prospectus and to the rights of holders of any preferred stock that Business First may hereafter issue, all shares of Business First common stock are entitled to share equally in dividends from legally available funds, when, as, and if declared by its board of directors. For additional information, see “Business of Business First—Supervision and Regulation—Dividend Restrictions.”

No Preemptive Rights. No holder of Business First’s common stock has a right pursuant to the LBCA, its articles of incorporation or bylaws to purchase shares of its common stock in any subsequent offering.

Purchase and Redemption. The shares of Business First common stock presently outstanding are, and the shares that will be issued in connection with the merger will be, fully paid and nonassessable, except as provided by federal law. The board of directors of Business First may repurchase or redeem shares of its common stock as provided in the LBCA and other applicable laws. This authorization does not permit Business First’s board of directors to redeem its common stock without the consent of the holder.

Liquidation Rights. In the event of Business First’s liquidation, dissolution or winding up, whether voluntarily or involuntarily, the holders of its common stock will be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities and payment to the holders of any outstanding shares of Business First’s preferred stock of the liquidation value of that stock, plus any declared and unpaid dividends. No shares of Business First’s preferred stock are issued and outstanding as of [—], 2015.

Business First Preferred Stock

The Business First preferred stock is available for issuance from time to time for various purposes as determined by the Business First board of directors, including making future acquisitions, raising additional equity capital and financing. The preferred stock may be issued on such terms and conditions, and at such times and in such situations, as the Business First board of directors in its sole discretion determines to be appropriate, without any further approval or action by the shareholders, unless otherwise required by laws, rules, regulations or agreements applicable to Business First.

Moreover, except as otherwise limited by applicable laws, rules or regulations, the Business First board of directors has the sole authority to determine the relative rights and preferences of the preferred stock and any series thereof without shareholder approval. For example, the following characteristics with respect to any class of Business First preferred stock may be fixed by its board of directors:

•	dividend rate, preference of dividend with respect to any other class or series of stock, and cumulativity, non-cumulativity or partial cumulativity of dividends;

•	redemption price and terms, including, to the extent permitted by law, the manner in which shares are to be chosen for redemption if less than all the shares of a series are to be redeemed;

•	sinking fund provisions, if any, for the redemption or purchase of shares;

•	the amount payable upon shares in the event of voluntary or involuntary liquidation;

•	the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion; and

•	voting rights.

The Business First board of directors is not required to seek shareholder approval prior to any issuance of preferred stock or any series thereof, unless otherwise required by law or the rules of any applicable securities exchange.

The preferred stock could be deemed to have an anti-takeover effect in that, if a hostile takeover situation should arise, shares of preferred stock could be issued to purchasers sympathetic with Business First’s management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of Business First’s securities or the removal of incumbent management.

The effects of the issuance of the preferred stock on the holders of Business First common stock could include:

•	reduction of the amount otherwise available for payments of dividends on Business First common stock if dividends are payable on the series of preferred stock;

•	restrictions on dividends on Business First common stock if dividends on the series of preferred stock are in arrears;

•	dilution of the voting power of Business First common stock if the series of preferred stock has voting rights, including a possible “veto” power if the series of preferred stock has class voting rights;

•	dilution of the equity interest of holders of Business First common stock if the series of preferred stock is convertible, and is converted, into Business First common stock; and

•	restrictions on the rights of holders of Business First common stock to share in Business First’s assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of preferred stock.

COMPARISON OF RIGHTS OF SHAREHOLDERS

OF AGFC AND BUSINESS FIRST

Both Business First and AGFC are incorporated under Louisiana law. Upon completion of the merger, the Business First articles of incorporation in effect immediately prior to the effective time of the merger will be the articles of incorporation of the combined company. The bylaws of Business First in effect immediately prior to the effective time of the merger will be the bylaws of the combined company. Because both Business First and AGFC are organized under the laws of the State of Louisiana, differences in the rights of holders of Business First stock and the rights of holders of AGFC stock arise only from differing provisions of their respective articles of incorporation and bylaws. The material differences between the rights of holders of Business First common stock and the rights of holders of AGFC common stock resulting from any differing provisions of their governing documents (articles of incorporation and bylaws) are summarized below.

The following summary does not purport to be a complete statement of the rights of Business First shareholders and AGFC shareholders. The summary is necessarily general, and it is not intended to be a complete statement of all differences affecting the rights of shareholders of Business First or AGFC, respectively, or a complete description of the specific provisions referred to below. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed, and is qualified in its entirety by reference to the LBCA and the governing documents of Business First and AGFC, to which the shareholders of AGFC are referred. Copies of the governing documents of Business First are available, without charge, to any person, including any beneficial owner of AGFC stock to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information” beginning on page 232. Business First and AGFC shareholders should consult their own legal counsel with respect to specific differences and changes in their rights as shareholders that would result from the proposed merger.

Authorized Capital Stock

Business First. Business First’s articles of incorporation authorize it to issue 10,000,000 shares of common stock, par value $1.00 per share. Business First’s articles of incorporation also authorize it to issue 1,000,000 shares of preferred stock, no par value per share. As of [—], 2015, there were [—] shares of Business First common stock issued and outstanding and no shares of its preferred stock were issued and outstanding.

AGFC. AGFC’s articles of incorporation authorize it to issue 2,500,000 shares of common stock, par value $10.00 per share. AGFC’s articles of incorporation do not authorized it to issue preferred stock. As of [—], 2015, the record date, there were 217,944 shares of AGFC common stock issued and outstanding.

Preemptive Rights

Business First. Business First’s articles of incorporation provide that Business First shareholders shall not have any preemptive or preferential right to purchase shares of any class of its capital stock.

AGFC. AGFC’s articles of incorporation similarly provide that AGFC shareholders shall not have preemptive rights.

Boards of Directors

Business First. Business First’s bylaws provide for a board of directors consisting of the number determined from time to time by its board of directors. Business First’s directors serve a one-year term and are elected by a plurality of the votes actually cast at each annual meeting Business First’s shareholders.

AGFC. AGFC’s articles of incorporation provide for a board of directors consisting of not less than seven and not more than 14 members. AGFC’s board of directors is divided into three classes, with the precise number of directors in each class fixed by the affirmative vote of at least 80% of the total voting membership of AGFC’s board of directors. Each class of directors serves a three-year term, and directors of each class are elected by plurality vote at successive annual meetings of shareholders.

Filling Vacancies on the Board of Directors

Business First. Business First’s board of directors may fill a vacancy on the board of directors by a majority vote of the board of directors in accordance with the LBCA.

AGFC. AGFC’s board of directors may fill a vacancy on the board of directors by the affirmative vote of at least 80% of the total voting membership of its board of directors.

Nomination of Directors

Business First. Business First’s articles of incorporation and bylaws do not contain provisions restricting a shareholder’s right to nominate directors for election at an annual meeting. If, however, a shareholder wishes to nominate a candidate, the shareholder must submit to Business First a timely written notice including the candidate’s name and address, along with adequate information as to the candidate’s qualifications. To be considered timely, the notice must be received by Business First’s corporate secretary by the date that is not later than the close of business on the 90th day and not earlier than the 120th day prior to the first anniversary of the preceding year’s annual meeting.

AGFC. AGFC’s bylaws contain a provision requiring that nominations for election to its board of directors be approved by the affirmative vote of a majority of all directors.

Removal of Directors

Business First. A Business First director or the entire board of directors may be removed at any time, with or without cause, at any special or annual meeting of the shareholders of Business First, by the affirmative vote of a majority of the votes entitled to be cast in an election of directors.

AGFC. AGFC’s articles of incorporation provide a director may be removed from office, with or without cause, by either (i) the affirmative vote of 90% of the voting power present at a special meeting of the AGFC shareholders at which there is a special quorum (as hereinafter defined); or (ii) the affirmative vote of at least 80% of the total voting membership of AGFC’s board of directors. For purposes of the vote required to remove an AGFC director, a “special quorum” means the presence, in person or by proxy, of the holders of 80% of the total voting power of the shareholders of AGFC.

Special Meetings of Shareholders

Business First. Special meetings of Business First shareholders may be called by:

•	Business First’s Chairman of the Board, Chief Executive Officer and President;

•	a majority of its board of directors; or

•	shareholders holding not less than ten percent of all shares of Business First stock entitled to vote at the meeting.

AGFC. Special meetings of AGFC’s shareholders may be called by:

•	AGFC’s President;

•	its board of directors; or

•	shareholders holding more than ten percent of all shares entitled to vote at the meeting.

Anti-takeover Provisions

Business First. Business First’s articles of incorporation do not contain any special voting requirement to approve a merger or other business combination.

AGFC. AGFC’s articles of incorporation include provisions that may make takeover attempts and other acquisitions of interests in AGFC more difficult where the takeover attempt or other acquisition has not been approved by AGFC’s board of directors. These provisions include:

•	A requirement that any change to AGFC’s articles of incorporation relating to the structure of the board of directors or the fair price protections described in the next bullet point must be approved by the affirmative vote of shareholders holding 90% of the voting power present at a special meeting of the AGFC shareholders at which there is a special quorum (as defined above), unless 80% AGFC’s board of directors has approved and recommend the change.

•	A requirement that any business combination transaction with a person or persons who hold more than 15% of AGFC common stock be approved by the 90% vote of shareholders described in the preceding bullet point unless prescribed minimum price and procedural requirements are satisfied in connection with the proposed business combination.

Indemnification of Directors and Officers

Business First. Business First’s articles of incorporation permit the indemnification of individuals against liabilities arising out of their status as directors, officers or employees to the fullest extent permitted by the applicable provisions of the LBCA.

AGFC. AGFC’s articles of incorporation require the indemnification of individuals against liabilities arising out of their status of officers and directors of AGFC and permit the indemnification of individuals arising out of their status as an employee or agent of AGFC, so long as such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of AGFC and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

The indemnification provisions in the reorganization agreement and the respective articles of incorporation and bylaws of AGFC and Business First are limited by applicable federal statutes and regulations, including federal banking regulations and securities laws.

BENEFICIAL OWNERSHIP OF AGFC COMMON STOCK BY

MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF AGFC

The following table sets forth certain information regarding the beneficial ownership of AGFC common stock as of January 31, 2015 by: (1) each person who is known by AGFC to beneficially own 5% or more of AGFC’s common stock; (2) each director of AGFC; (3) the principal executive officer, the principal financial officer and the two other most highly compensated executive officers of AGFC, or AGFC’s named executive officers; and (4) all directors and executive officers of AGFC as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of AGFC believes that each person has sole voting and dispositive power over the shares indicated as owned by such person. Unless otherwise indicated below, the address for each of the listed beneficial owners is 320 N. Alexander Avenue, Port Allen, Louisiana 70767.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned(1)
Principal Shareholders who are Not Directors or Executive Officers
Marshall T. Reynolds	19,985	9.2%
Smith & Hood Investments, LLC	16,662	7.6%
William Wilkinson(2)	16,057	7.4%
Directors and Named Executive Officers
John A. Berthelot	105	*
Timothy W. Hardy	210	*
Jeffrey A. Kleinpeter	135	*
David L. Laxton, III	1,627	*
Donna M. Mayeux	389	*
Mark Murrell	105	*
N. LaRon Phillips	1,171	*
G. Randolph Rice	105	*
Ruth Ann Wilkinson	3,022	1.4%
Don W. Ayres	2,407	1.1%
Ricky J. Sparks	309	*
Directors and Executive Officers as a group (11 persons)	9,585	4.4%

*	Indicates ownership which does not exceed 1.0%.
(1)	The percentage beneficially owned was calculated based on 217,944 shares of AGFC’s common stock issued and outstanding as of January 31, 2015 (rounded to the nearest tenth of a percent).
(2)	Includes 5,187 shares held of record by Mr. Wilkinson and 10,870 shares held in usufruct by Anna S. Wilkinson, as usufructuary, with William Wilkinson as the naked owner.

BENEFICIAL OWNERSHIP OF BUSINESS FIRST COMMON STOCK BY

MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF BUSINESS FIRST

The following table sets forth certain information regarding the beneficial ownership of Business First common stock as of January 31, 2015, by (1) directors and named executive officers of Business First, (2) each person who is known by Business First to own beneficially 5% or more of the Business First common stock and (3) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of Business First believes that each person has sole voting and dispositive power over the shares indicated as owned by such person. Unless otherwise indicated below, the address for each of the listed beneficial owners is 8440 Jefferson Highway, Suite 101, Baton Rouge, Louisiana 70809.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Beneficially Owned(1)
Directors and Named Executive Officers
Lloyd Benny Alford	30,000		*
John Graves	29,000		*
Rolfe Hood McCollister Jr.	82,500	(2)	1.5%
Andrew D. McLindon	20,000		*
David R. Melville, III	154,400	(3)	2.8%
Patrick E. Mockler	3,633		*
David A. Montgomery	5,000		*
Nanette Noland	170,000	(4)	3.2%
Arthur Price	10,000	(5)	*
Fayez K. Shamieh	23,218		*
Stewart Slack	10,000		*
Kenneth Smith	37,000		*
Thomas Everett Stewart Jr.	127,500	(6)	2.4%
Steve White	49,849	(7)	*
Robert Yarborough	30,000		*
Steven Champney	35,000	(8)	*
Robert Bond	42,750	(9)	*
Directors and Executive Officers as a group (17 persons)	859,850		15.37	%(10)

*	Indicates ownership which does not exceed 1.0%.
(1)	The percentage beneficially owned was calculated based on 5,314,925 shares of Business First’s common stock issued and outstanding as of January 31, 2015 (rounded to the nearest tenth of a percent).
(2)	Includes (i) 53,750 shares held directly by Mr. McCollister, (ii) 5,000 shares held by Mr. McCollister’s spouse, and (iii) warrants to purchase 23,750 shares of common stock.
(3)	Includes (i) 100 shares held directly by Mr. Melville, (ii) vested options to purchase 153,800 shares of common stock, and (iii) warrants to purchase 500 shares of common stock.
(4)	Includes (i) 124,167 shares held directly by Mrs. Noland, and (ii) 45,833 shares owned by the Willis Noland Trust, for which Ms. Noland serves as trustee.
(5)	Includes 10,000 shares held by PEMP Investments, LLC, a company controlled by Mr. Price.
(6)	Includes (i) 103,750 shares held jointly by Mr. Stewart and his spouse, and (ii) warrants to purchase 23,750 shares of common stock.
(7)	All of Mr. White’s shares are held by the William Robinson Trust, for which Mr. White serves as trustee.
(8)	Includes vested options to purchase 35,000 shares of common stock.
(9)	Includes vested options to purchase 42,750 shares of common stock.
(10)	Calculation of percentage ownership is based upon 5,594,475 shares of Business First common stock outstanding, which assumes the exercise of all options and warrants held by the above-listed individuals.

THE ADJORNMENT PROPOSAL

AGFC shareholders are being asked to approve the Adjournment Proposal that will give the AGFC board of directors authority to adjourn the AGFC special meeting, or to postpone the AGFC special meeting, to another time or place if necessary or appropriate: (i) to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the reorganization agreement, (ii) to provide to AGFC shareholders any supplement or amendment to the proxy statement/prospectus or (iii) to disseminate any other information which is material to the AGFC shareholders voting at the special meeting.

If this proposal is approved, the AGFC special meeting could be adjourned to any date. If the AGFC special meeting is adjourned, AGFC shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you return a properly executed proxy and do not indicate how you wish to vote on the Adjournment Proposal your shares will be voted in favor of the Adjournment Proposal.

It may not be necessary to hold a shareholder vote on the Adjournment Proposal. If a vote is held on the Adjournment Proposal, approval of the proposal by AGFC shareholders requires the affirmative vote of the holders of a majority of the shares of AGFC common stock which are cast on the proposal at the special meeting.

The AGFC board of directors unanimously recommends that you vote “FOR” the Adjournment Proposal as it described in this proxy statement/prospectus.

ANNUAL MEETING AND SHAREHOLDER MEETING PROPOSALS

Business First

If the merger is completed, those AGFC shareholders receiving Business First common stock as merger consideration will become shareholders of Business First.

Shareholder proposals submitted after the date of this proxy statement/prospectus may be included in the proxy statement for Business First’s 2015 annual meeting if submitted in accordance with the following. Shareholders who wish to nominate a candidate for election to Business First’s board of directors (other than the candidates proposed by the board of directors or its nominating committee) or propose any other business at the 2015 annual meeting must deliver written notice to Business First’s corporate secretary at the address below not earlier than January 29, 2015 nor later than February 28, 2015. Any nomination for director or other proposal by a shareholder that is not timely submitted and does not comply with these notice requirements will be disregarded, and upon the instructions of the presiding officer of the annual meeting all votes cast for each such nominee and such proposal will be disregarded.

A shareholder’s written notice submitted to Business First’s corporate secretary shall set forth: (A) as to each person whom the shareholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and Rule 14a-11 thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such shareholder, as they appear on Business First’s books, and of such beneficial owner, (ii) the class and number of shares of Business First which are owned beneficially and of record by such shareholder and such beneficial owner, and (iii) whether either such shareholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of Business First’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Business First’s voting shares to elect such nominee or nominees. Such notice shall be sent to the following address:

Business First Bancshares, Inc.

8440 Jefferson Highway, Suite 101

Baton Rouge, Louisiana 708094

Attention: Corporate Secretary

The individuals named as proxies on the proxy card for Business First’s 2015 annual meeting of shareholders will be entitled to exercise their discretionary authority in voting proxies on any shareholder proposal that is not included in Business First’s proxy statement for the 2015 annual meeting, unless Business First receives notice of the matter(s) to be proposed at the annual meeting by March 2, 2015. Even if proper notice is received within such time period, the individuals named as proxies on the proxy card for that meeting may nevertheless exercise their discretionary authority with respect to such matter(s) by advising shareholders of the proposal(s) and how the proxies intend to exercise their discretion to vote on these matter(s), unless the shareholder making the proposal(s) solicits proxies with respect to the proposal(s) to the extent required by Rule 14a-4(c)(2) under the Securities Exchange Act.

AGFC

AGFC shareholders who wish to present a proposal for inclusion in the proxy materials relating to AGFC’s 2015 annual meeting of shareholders should ensure that such proposal is received by AGFC’s Corporate Secretary at 320 W. Alexander Avenue, Port Allen, Louisiana 70767.

Note that upon the effective date of the merger, if approved and then consummated prior to the date of the 2015 annual meeting of AGFC shareholders, the separate corporation existence of AGFC shall cease, and therefore there will not be a AGFC 2015 annual meeting of shareholders.

You should rely only on the information contained in this proxy statement/prospectus. Neither Business First nor AGFC has authorized anyone to provide you with different information. Therefore, if anyone gives you different or additional information, you should not rely on it. The information contained in this proxy statement/prospectus is correct as of its date. It may not continue to be correct after this date. AGFC has supplied all of the information about AGFC and American Gateway Bank contained in this proxy statement/prospectus and Business First has supplied all of the information contained in this proxy statement/prospectus about Business First and its subsidiaries. Each of us is relying on the correctness of the information supplied by the other.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

EXPERTS

The consolidated financial statements of Business First as of December 31, 2013 and 2012 and for the years then ended, have been included herein in reliance upon the reports of Hannis T. Bourgeois, LLP, certified public accountants, appearing elsewhere herein, and upon authority of such firm as experts in accounting and auditing.

The consolidated financial statements of AGFC as of December 31, 2013 and 2012 and for the years then ended, have been included herein in reliance upon the report of Hannis T. Bourgeois, LLP, certified public accountants, appearing elsewhere herein, and upon authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of Business First common stock to be issued by Business First in connection with the merger will be passed upon by Fenimore, Kay, Harrison & Ford LLP, Austin, Texas. Certain legal matters with respect to the merger will be passed upon for AGFC by Kantrow, Spaht, Weaver & Blitzer (APLC), Baton Rouge, Louisiana.

OTHER MATTERS

AGFC is not aware of any other matters to be brought before the special shareholders’ meeting. However, if any other matters are properly brought before the special meeting, the persons named on the enclosed proxy card will have discretionary authority to vote all proxies with respect to such matters in accordance with their judgment.

WHERE YOU CAN FIND MORE INFORMATION

Business First filed a registration statement on Form S-4 to register the issuance of Business First stock to AGFC shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Business First and a proxy statement for AGFC’s special meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

Business First does not currently file reports with the SEC. Business First does, however, provide annual reports, including audited financial statements, as requested, to its shareholders in connection with its annual meeting. For copies of the most recent of these reports or any of Business First’s organizational documents, please send a notice to the following address:

Business First Bancshares, Inc.

8440 Jefferson Highway, Suite 101

Baton Rouge, Louisiana 708094

Attention: Corporate Secretary

You may inspect or copy any materials Business First files with the SEC after Business First’s registration statement on Form S-4 is declared effective at the Public Reference Room at the SEC at Room 1580, 100 F. Street, N.E., Washington, D.C. 20549. For a fee, you may also obtain copies of these materials by writing to the Public Reference Section of the Commission at 100 F. Street, N.E. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC public reference room. Any public filings Business First makes will also be available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at http://www.sec.gov.

When deciding how to cast your vote, you should rely only on the information contained in this proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated [—], 2015. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to AGFC shareholders nor the issuance of Business First common stock to AGFC shareholders shall create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

Business First has supplied all information contained in this proxy statement/prospectus relating to Business First and Business First Bank and AGFC has supplied all information contained in this proxy statement/prospectus relating to AGFC and American Gateway Bank.

You should rely only on the information which is contained in this proxy statement/prospectus or to which we have referred in this proxy statement/prospectus. We have not authorized anyone to provide you with information that is different.

INDEX TO FINANCIAL STATEMENTS

BUSINESS FIRST BANCSHARES, INC.

Unaudited Consolidated Financial Statements of Business First Bancshares, Inc. and Subsidiaries as of and for the nine months ended September 30, 2014 and September 30, 2013.

Audited Consolidated Financial Statements of Business First Bancshares, Inc. and Subsidiaries as of and for the Years Ended December 31, 2013 and 2012.

AMERICAN GATEWAY FINANCIAL CORPORATION

Unaudited Consolidated Financial Statements of American Gateway Financial Corporation and Subsidiary as of and for the nine months ended September 30, 2014 and September 30, 2013.

Audited Consolidated Financial Statements of American Gateway Financial Corporation and Subsidiary as of and for the Years Ended December 31, 2013 and 2012.

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	Unaudited
	September 30, 2014	December 31, 2013
ASSETS

Cash and Due from Banks	$34,072	$10,074
Federal Funds Sold	20,575	9,195
Securities Available for Sale, at Fair Values	76,197	102,286
Loans and Lease Receivable, Net of Allowance for Loan
Losses of $6,655 at September 30, 2014 and $6,043 at December 31, 2013	534,430	530,002
Premises and Equipment, Net	2,353	2,772
Accrued Interest Receivable	1,618	1,906
Other Equity Securities	1,662	2,984
Other Real Estate Owned	2,466	900
Cash Value of Life Insurance	17,235	16,807
Other Assets	6,057	7,254

Total Assets	$696,665	$684,180

LIABILITIES

Deposits:
Noninterest Bearing	$114,799	$121,066
Interest Bearing	485,315	473,110

Total Deposits	600,114	594,176
Federal Home Loan Bank Borrowings	15,000	15,000
Accrued Interest Payable	397	453
Other Liabilities	3,640	2,628

Total Liabilities	619,151	612,257
STOCKHOLDERS’ EQUITY

Common Stock, $1 Par Value; 10,000,000 Shares Authorized; 5,314,925 Shares Issued at September 30, 2014 and December 31, 2013	5,315	5,315
Additional Paid-in Capital	57,114	56,740
Retained Earnings	16,117	12,915
Accumulated Other Comprehensive Loss	(1,032)	(3,047)

Total Stockholders’ Equity	77,514	71,923

Total Liabilities and Stockholders’ Equity	$696,665	$684,180

The accompanying notes are an integral part of these financial statements.

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands)

	For The Three Months Ended September 30,		For The Nine Months Ended September 30,
	2014	2013	2014	2013
Interest Income:
Interest and Fees on Loans	$6,422	$6,805	$19,300	$19,137
Interest and Dividends on Securities	395	851	1,266	2,714
Interest on Federal Funds Sold	21	1	52	5

Total Interest Income	6,838	7,657	20,618	21,856
Interest Expense:
Interest on Deposits	934	920	2,763	2,759
Interest on Borrowings	79	297	232	887

Total Interest Expense	1,013	1,217	2,995	3,646

Net Interest Income	5,825	6,440	17,623	18,210
Provision for Loan Losses	400	60	700	420

Net Interest Income after Provision for Loan Losses	5,425	6,380	16,923	17,790
Other Income:
Service Charges on Deposit Accounts	137	150	429	449
Gain on Sales of Securities	—	396	6	507
Other Income	498	299	924	856

Total Other Income	635	845	1,359	1,812
Other Expenses:
Salaries and Employee Benefits	2,833	2,764	8,337	8,404
Occupancy and Equipment Expense	606	617	1,846	1,767
Other Expenses	1,234	1,747	3,788	4,728

Total Other Expenses	4,673	5,128	13,971	14,899

Income Before Income Taxes	1,387	2,097	4,311	4,703
Provision for Income Taxes	357	470	1,109	969

Consolidated Net Income from Continuing Operations	1,030	1,627	3,202	3,734
Discontinued Operations:
Income from Operations of Discontinued Subsidiaries	—	433	—	56
Income Tax Expense	—	(147)	—	(19)

Gain from Discontinued Operations	—	286	—	37

Consolidated Net Income	1,030	1,913	3,202	3,771
Net Income Attributable to Non-Controlling Interest	—	108	—	19

Net Income Attributable to Business First Bancshares, Inc.	$1,030	$1,805	$3,202	$3,752

Earnings Per Share:
Basic	$0.19	$0.34	$0.60	$0.71
Diluted	$0.19	$0.33	$0.58	$0.68

The accompanying notes are an integral part of these financial statements.

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)

	For The Three Months Ended September 30,		For The Nine Months Ended September 30,
	2014	2013	2014	2013
Consolidated Net Income	$1,030	$1,913	$3,202	$3,771
Other Comprehensive Income (Loss):
Unrealized Gain (Loss) on Investment Securities	391	37	3,047	(7,298)
Reclassification Adjustment for Gains included in Net Income	—	396	6	507
Income Tax Effect	(133)	(147)	(1,038)	2,309

Other Comprehensive Income (Loss)	258	286	2,015	(4,482)

Consolidated Comprehensive Income (Loss)	1,288	2,199	5,217	(711)
Net Income Attributable to Non-Controlling Interest	—	108	—	19

Comprehensive Income (Loss) Attributable to Business First Bancshares, Inc.	$1,288	$2,091	$5,217	$(730)

The accompanying notes are an integral part of these financial statements

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Dollars in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balances at December 31, 2013	$5,315	$56,740	$12,915	$(3,047)	$71,923
Comprehensive Income:
Net Income	—	—	3,202	—	3,202
Other Comprehensive Income	—	—	—	2,015	2,015
Stock Based Compensation Cost	—	374	—	—	374

Balances at September 30, 2014	$5,315	$57,114	$16,117	$(1,032)	$77,514

The accompanying notes are an integral part of these financial statements

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	For The Nine Months Ended September 30,
	2014	2013
Cash Flows From Operating Activities:
Consolidated Net Income	$3,202	$3,771
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:
Provision for Loan Losses	700	420
Depreciation and Amortization	609	645
Noncash Compensation Expense	373	265
Net Amortization of Securities	384	1,040
Gain on Sales of Securities	(6)	(507)
(Gain) Loss / Writedown on Other Real Estate Owned	(262)	59
Increase in Cash Value of Life Insurance	(428)	(389)
Credit for Deferred Income Taxes	(83)	(70)
Non-Controlling Interest in Net Income of Consolidated Entity	—	(19)
Changes in Assets and Liabilities:
Decrease in Accrued Interest Receivable	288	252
Decrease in Other Assets	242	2,515
Decrease in Accrued Interest Payable	(56)	(66)
Increase in Other Liabilities	1,012	287

Net Cash Provided by Operating Activities	5,975	8,203

Cash Flows From Investing Activities:
Purchases of Securities Available for Sale	(1,108)	(27,789)
Proceeds from Maturities / Sales of Securities Available for Sale	25,449	48,152
Proceeds from Paydowns of Securities Available for Sale	4,424	9,671
Purchases of Other Equity Securities	(544)	(2,002)
Proceeds from Sales of Other Equity Securities	1,866	1,500
Net Increase in Loans	(6,769)	(34,125)
Purchases of Premises and Equipment	(190)	(265)
Proceeds from Sales of Other Real Estate	337	89
Net Increase in Federal Funds Sold	(11,380)	(3,550)

Net Cash Provided by (Used in) Investing Activities	12,085	(8,319)

Cash Flows From Financing Activities:
Net Increase in Deposits	5,938	1,187

Net Cash Provided by Financing Activities	5,938	1,187

Net Increase in Cash and Cash Equivalents	23,998	1,071
Cash and Cash Equivalents at Beginning of Year	10,074	10,760

Cash and Cash Equivalents at End of Year	$34,072	$11,831

Supplemental Disclosures for Cash Flow Information:
Cash Payments for:
Interest on Deposits	$2,819	$2,825

Interest on Borrowings	$232	$887

Supplemental Schedule for Noncash Investing and Financing Activities:
Change in the Unrealized Gain (Loss) on Securities Available for Sale	$3,054	$(6,791)

Change in Deferred Tax Effect on the Unrealized (Gain) Loss on Securities Available for Sale	$(1,038)	$2,310

Transfer of Loans to Other Real Estate	$1,641	$1,105

The accompanying notes are an integral part of these financial statements.

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Note 1 – Basis of Presentation –

The unaudited consolidated financial statements include the accounts of Business First Bancshares, Inc. (Bancshares) and its wholly-owned subsidiary, Business First Bank (the Bank), and its wholly-owned subsidiary, Business First Insurance, LLC. The Bank operates in five full service locations and one loan production office in Louisiana (Baton Rouge, Shreveport, Mandeville, Lafayette, Lake Charles and Houma (LPO)). As a state bank, it is subject to regulation by the Office of Financial Institutions, State of Louisiana, and the Federal Deposit Insurance Corporation and undergoes periodic examinations by these agencies. The Company is regulated by the Federal Reserve and is also subject to periodic examinations.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the Company’s consolidated balance sheet, statement of income, comprehensive income, changes in stockholders’ equity and cash flows for the periods presented, and all such adjustments are of a normal recurring nature. All material intercompany transactions are eliminated. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

These interim consolidated financial statements have been prepared according to the rules and regulations of the Securities and Exchange Commission and, therefore, certain information and footnote disclosures normally presented in accordance with accounting principles generally accepted in the United State of America (“U.S. GAAP”) have been omitted or abbreviated. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and footnotes contained elsewhere in this Joint Proxy Statement-Prospectus.

Preparation of financial statement in conformity with U.S. GAAP requires management make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates are used in accounting for, among other items, the allowance for loan losses, useful lives for depreciation and amortization, fair value of financial instruments, deferred taxes, and contingencies. Estimates that are particularly susceptible to significant change for the Company include the determination of the allowance for loan losses and the assessment of deferred tax assets and liabilities, and therefore are critical accounting policies. Management does not anticipate any material changes to estimates in the near term. Factors that may cause sensitivity to the aforementioned estimates include but are not limited to: external market factors such as market interest rates and employment rates, changes to operating policies and procedures, economic conditions in our markets, and changes in applicable banking regulations. Actual results may ultimately differ from estimates, although management does not generally believe such differences would materially affect the consolidated financial statements in any individual reporting period presented.

Note 2 – Reclassifications –

Certain reclassifications have been made to conform to the classifications adopted for reporting in 2014. These reclassifications had no effect on previously reported net income.

Note 3 – Earnings per Common Share –

Basic earnings per share (EPS) represents income available to common stockholders divided by the weighted average number of common shares outstanding; no dilution for any potentially convertible shares is included in the calculation. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The potential common shares that may be issued by the Company relate to outstanding stock warrants and stock options.

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

	For The Three Months Ended September 30,		For The Nine Months Ended September 30,
	2014	2013	2014	2013
	(Dollars in thousands, except per share data)
Numerator:
Net Income Available to Common Shares From Continuing Operations	$1,030	$1,519	$3,202	$3,715
Net Income Available to Common Shares From Discontinued Operations	—	286	—	37

Net Income Available to Common Shares	1,030	1,805	3,202	3,752

Denominator:
Weighted Average Common Shares Outstanding	5,314,925	5,302,870	5,314,925	5,302,870
Dilutive Effect of Stock Options and Warrants	188,769	194,888	188,769	194,888

Weighted Average Dilutive Common Shares	5,503,694	5,497,758	5,503,694	5,497,758

Basic Earnings Per Common Share From Net Income Available to Common Shares From Continuing Operations	$0.19	$0.29	$0.60	$0.70
Basic Earnings Per Common Share From Net Income Available to Common Shares From Discontinued Operations	$—	$0.05	$—	$0.01

Basic Earnings Per Common Share From Net Income Available to Common Shares	$0.19	$0.34	$0.60	$0.71

Diluted Earnings Per Common Share From Net Income Available to Common Shares From Continuing Operations	$0.19	$0.28	$0.58	$0.67
Diluted Earnings Per Common Share From Net Income Available to Common Shares From Discontinued Operations	$—	$0.05	$—	$0.01

Diluted Earnings Per Common Share From Net Income Available to Common Shares	$0.19	$0.33	$0.58	$0.68

Note 4 – Securities –

The amortized cost and fair values of securities available for sale as of September 30, 2014 and December 31, 2013 are summarized as follows:

	September 30, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government Agencies	$9,261	$—	$189	$9,072
Corporate Securities	—	—	—	—
Mortgage-Backed Securities	39,402	47	1,036	38,413
Municipal Securities	27,777	557	340	27,994
Other Securities	1,321	—	603	718

	$77,761	$604	$2,168	$76,197

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government Agencies	$8,186	$—	$437	$7,749
Corporate Securities	4,500	1	33	4,468
Mortgage-Backed Securities	44,023	38	1,791	42,270
Municipal Securities	48,864	650	2,364	47,150
Other Securities	1,330	—	681	649

	$106,903	$689	$5,306	$102,286

The following table is a summary of securities with gross unrealized losses and fair values at September 30, 2014 and December 31, 2013, aggregated by investment category and length of time in a continued unrealized loss position. Due to the nature of these investments and current prevailing market prices, these unrealized losses are considered a temporary impairment of the securities.

	September 30, 2014
	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government Agencies	$—	$—	$7,963	$189	$7,963	$189
Corporate Securities	—	—	—	—	—	—
Mortgage-Backed Securities	—	—	33,513	1,036	33,513	1,036
Municipal Securities	—	—	11,597	340	11,597	340
Other Securities	—	—	718	603	718	603

	$—	$—	$53,791	$2,168	$53,791	$2,168

	December 31, 2013
	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government Agencies	$7,749	$437	$—	$—	$7,749	$437
Corporate Securities	2,485	15	1,483	17	3,968	32
Mortgage-Backed Securities	31,917	1,233	8,683	558	40,600	1,791
Municipal Securities	21,352	2,013	2,785	352	24,137	2,365
Other Securities	—	—	649	681	649	681

	$63,503	$3,698	$13,600	$1,608	$77,103	$5,306

Management evaluates securities for other than temporary impairment when economic and market conditions warrant such evaluations. Consideration is given to the extent and length of time the fair value has been below cost, the reasons for the decline in value, and the Company’s intent to sell a security or whether it is more likely than not that the Company will be required to sell the security before the recovery of its amortized cost. The Company developed a process to identify securities that could potentially have a credit impairment that is other than temporary. This process involves evaluating each security for

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

impairment by monitoring credit performance, collateral type, collateral geography, loan-to-value ratios, credit scores, loss severity levels, pricing levels, downgrades by rating agencies, cash flow projections and other factors as indicators of potential credit issues. When the Company determines that a security is deemed to be other than temporarily impaired, an impairment loss is recognized.

During the nine months ending September 30, 2014 and September 30, 2013, respectively, the Company sold investment securities for proceeds of $24.4 million and $44.0 million and realized gains of $6 thousand and $507 thousand.

The amortized cost and fair values of securities available for sale as of September 30, 2014 by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage- backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
Less Than One Year	$145	$146
One to Five Years	9,034	9,317
Over Five to Ten Years	14,459	14,515
Over Ten Years	14,721	13,806
Mortgage-Backed Securities	39,402	38,413

	$77,761	$76,197

Note 5 – Loans and the Allowance for Loan Losses –

Loans receivable at September 30, 2014 and December 31, 2013 are summarized as follows:

	September 30, 2014	December 31, 2013
Commercial	$189,690	$185,687
Real estate loans:
Construction and land	54,947	54,270
Farmland	15,820	9,999
1-4 family residential	41,975	33,154
Multi-family residential	11,271	11,861
Nonfarm nonresidential	202,193	215,214
Consumer	25,189	25,860

Total loans held for investment	541,085	536,045

Less:
Allowance for loan losses	(6,655)	(6,043)

Net loans	$534,430	$530,002

The Bank grants loans and extensions of credit to individuals and a variety of businesses and corporations located in its general market areas throughout Louisiana. Management segregates the loan portfolio into portfolio segments which is defined as the level at which the Bank develops and documents a systematic method for determining its allowance for loan losses. The portfolio segments are segregated based on loan

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

types and the underlying risk factors present in each loan type. Such risk factors are periodically reviewed by management and revised as deemed appropriate. The following table sets forth, as of September 30, 2014 and December 31, 2013, the balance of the allowance for loan losses by portfolio segment, disaggregated by impairment methodology, which is then further segregated by amounts evaluated for impairment collectively and individually. The allowance for loan losses allocated to each portfolio segment is not necessarily indicative of future losses in any particular portfolio segment and does not restrict the use of the allowance to absorb losses in other portfolio segments.

Allowance for Credit Losses and Recorded Investment in Loans Receivable

	September 30, 2014
	(Dollars in thousands)
	Real Estate 1 to 4 Family	Real Estate Commercial and Other	Real Estate Construction	Commercial	Consumer	Total
Allowance for credit losses:
Beginning Balance	$836	$974	$315	$3,647	$271	$6,043
Charge-offs	(131)	—	—	(10)	—	(141)
Recoveries	14	—	—	15	24	53
Provision	118	222	194	142	24	700

Ending Balance	$837	$1,196	$509	$3,794	$319	$6,655

Ending Balance:
Individually evaluated for impariment	$15	$—	$506	$—	$—	$521

Collectively evaluated for impariment	$822	$1,196	$3	$3,794	$319	$6,134

Loans receivable:
Ending Balance	$41,975	$229,284	$54,947	$189,690	$25,189	$541,085

Ending Balance:
Individually evaluated for impariment	$1,067	$4,664	$2,796	$3,720	$58	$12,305

Collectively evaluated for impariment	$40,908	$224,620	$52,151	$185,970	$25,131	$528,780

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

	December 31, 2013
	(Dollars in thousands)
	Real Estate 1 to 4 Family	Real Estate Commercial and Other	Real Estate Construction	Commercial	Consumer	Total
Allowance for credit losses:
Beginning balance	$1,401	$226	$307	$3,671	$280	$5,885
Charge-offs	(842)	(250)	—	(297)	(75)	(1,464)
Recoveries	74	649	—	115	33	871
Provision	203	349	8	158	33	751

Ending Balance	$836	$974	$315	$3,647	$271	$6,043

Ending Balance:
Individually evaluated for impariment	$64	$—	$—	$10	$2	$76

Collectively evaluated for impariment	$772	$974	$315	$3,637	$269	$5,967

Loans receivable:
Ending Balance	$33,154	$237,074	$54,270	$185,687	$25,860	$536,045

Ending Balance:
Individually evaluated for impariment	$1,556	$9,313	$—	$3,889	$418	$15,176

Collectively evaluated for impariment	$31,598	$227,761	$54,270	$181,798	$25,442	$520,869

Management further disaggregates the loan portfolio segments into classes of loans, which are based on the initial measurement of the loan, risk characteristics of the loan and the method for monitoring and assessing the credit risk of the loan.

As of September 30, 2014 and December 31, 2013, the credit quality indicators, disaggregated by class of loan, are as follows:

Credit Quality Indicators

	September 30, 2014
	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)
Real Estate Loans:
Construction	$50,578	$2,086	$649	$1,634	$54,947
Farmland	10,137	5,683	—	—	15,820
1-4 family residential	39,830	1,118	824	203	41,975
Multi-family residential	10,365	906	—	—	11,271
Nonfarm nonresidential	180,144	12,347	8,765	937	202,193
Commercial	177,184	1,028	11,469	9	189,690
Consumer	24,633	498	58	—	25,189

Total	$492,871	$23,666	$21,765	$2,783	$541,085

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

	December 31, 2013
	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)
Real Estate Loans:
Construction	$50,346	$2,136	$498	$1,290	$54,270
Farmland	9,999	—	—	—	9,999
1-4 family residential	30,339	1,301	1,024	490	33,154
Multi-family residential	10,627	1,234	—	—	11,861
Nonfarm nonresidential	197,188	9,597	8,429	—	215,214
Commercial	175,494	3,473	6,615	105	185,687
Consumer	25,014	243	292	311	25,860

Total	$499,007	$17,984	$16,858	$2,196	$536,045

The above classifications follow regulatory guidelines and can generally be described as follows:

•	Pass loans are of satisfactory quality.

•	Special mention loans have an existing weakness that could cause future impairment, including the deterioration of financial ratios, past due status, questionable management capabilities and possible reduction in the collateral values.

•	Substandard loans have an existing specific and well defined weakness that may include poor liquidity and deterioration of financial ratios. The loan may be past due and related deposit accounts experiencing overdrafts. Immediate corrective action is necessary.

•	Doubtful loans have specific weaknesses that are severe enough to make collection or liquidation in full highly questionable and improbable.

The following table reflects certain information with respect to the loan portfolio delinquencies by loan class and amount as of September 30, 2014 and December 31, 2013. All loans greater than 90 days past due are placed on non-accrual status.

Aged Analysis of Past Due Loans Receivable

	September 30, 2014
	(Dollars in thousands)
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Nonaccrual
Real Estate Loans:
Construction	$—	$—	$182	$182	$54,765	$54,947	$1,634
Farmland	—	—	—	—	15,820	15,820	—
1-4 family residential	33	—	107	140	41,835	41,975	203
Multi-family residential	—	—	—	—	11,271	11,271	—
Nonfarm nonresidential	—	316	—	316	201,877	202,193	937
Commercial	—	—	—	—	189,690	189,690	9
Consumer	—	—	—	—	25,189	25,189	—

Total	$33	$316	$289	$638	$540,447	$541,085	$2,783

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

	December 31, 2013
	(Dollars in thousands)
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Nonaccrual
Real Estate Loans:
Construction	$—	$—	$—	$—	$54,270	$54,270	$1,290
Farmland	—	—	—	—	9,999	9,999	—
1-4 family residential	378	—	216	594	32,560	33,154	490
Multi-family residential	—	—	—	—	11,861	11,861	—
Nonfarm nonresidential	—	180	—	180	215,034	215,214	—
Commercial	40	—	83	123	185,564	185,687	105
Consumer	—	—	226	226	25,634	25,860	311

Total	$418	$180	$525	$1,123	$534,922	$536,045	$2,196

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

The following is a summary of information pertaining to impaired loans as of September 30, 2014 and December 31, 2013. The interest income recognized for impaired loans was insignificant.

	September 30, 2014
	(Dollars in thousands)
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
With an allowance recorded:
Real Estate Loans
1 to 4 Family	$107	$107	$15	$167
Multifamily	—	—	—	—
Commercial Real Estate	—	—	—	—
Construction	1,451	1,451	506	1,971
Other	—	—	—	—
Other Loans
Commercial	—	—	—	—
Consumer	—	—	—	—

	$1,558	$1,558	$521	$2,138

With no allowance recorded:
Real Estate Loans
1 to 4 Family	$961	$985	$—	$1,684
Multifamily	—	—	—	—
Commercial Real Estate	4,664	5,570	—	7,856
Construction	1,344	1,344	—	3,138
Other	—	—	—	—
Other Loans
Commercial	3,720	3,720	—	5,647
Consumer	58	58	—	382

	$10,747	$11,677	$—	$18,707

Total Impaired Loans:
Real Estate Loans
1 to 4 Family	$1,068	$1,092	$15	$1,851
Multifamily	—	—	—	—
Commercial Real Estate	4,664	5,570	—	7,856
Construction	2,795	2,795	506	5,109
Other	—	—	—	—
Other Loans
Commercial	3,720	3,720	—	5,647
Consumer	58	58	—	382

	$12,305	$13,235	$521	$20,845

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

	December 31, 2013
	(Dollars in thousands)
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
With an allowance recorded:
Real Estate Loans
1 to 4 Family	$165	$165	$64	$347
Multifamily	—	—	—	—
Commercial Real Estate	—	—	—	—
Construction	—	—	—	—
Other	—	—	—	—
Other Loans
Commercial	10	10	10	2
Consumer	85	85	2	56

	$260	$260	$76	$405

With no allowance recorded:
Real Estate Loans
1 to 4 Family	$1,391	$1,563	$—	$1,899
Multifamily	—	—	—	272
Commercial Real Estate	6,861	6,861	—	7,115
Construction	2,452	3,358	—	2,824
Other	—	—	—	—
Other Loans
Commercial	3,879	3,879	—	3,506
Consumer	332	332	—	274

	$14,915	$15,993	$—	$15,890

Total Impaired Loans:
Real Estate Loans
1 to 4 Family	$1,556	$1,728	$64	$2,246
Multifamily	—	—	—	272
Commercial Real Estate	6,861	6,861	—	7,115
Construction	2,452	3,358	—	2,824
Other	—	—	—	—
Other Loans
Commercial	3,889	3,889	10	3,508
Consumer	417	417	2	330

	$15,175	$16,253	$76	$16,295

The Bank seeks to assist customers that are experiencing financial difficulty by renegotiating loans within lending regulations and guidelines. The Bank makes loan modifications, primarily utilizing internal renegotiation programs via direct customer contact, that manage customers’ debt exposures held only by the Bank. Additionally, the Bank makes loan modifications with customers who have elected to work with external renegotiation agencies and these modifications provide solutions to customers’ entire unsecured debt structures. During the nine months ended September 30,2014 and for the year ended December 31, 2013, the concessions granted to certain borrowers included extending the payment due dates, lowering the contractual interest rate, reducing accrued interest, and reducing the debt’s face or maturity amount.

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Once modified in a troubled debt restructuring, a loan is generally considered impaired until its contractual maturity. At the time of the restructuring, the loan is evaluated for an asset-specific allowance for credit losses. The Bank continues to specifically reevaluate the loan in subsequent periods, regardless of the borrower’s performance under the modified terms. If a borrower subsequently defaults on the loan after it is restructured the Bank provides an allowance for credit losses for the amount of the loan that exceeds the value of the related collateral.

The following tables present informative data regarding loan modifications occurring as of September 30, 2014 and December 31, 2013.

Modifications as of September 30, 2014:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
	(Dollars in thousands)
Troubled Debt Restructing
Real Estate Loans:
1 - 4 Family	5	$1,519	$1,034
Multifamily		—	—
Commercial Real Estate	5	7,201	4,664
Construction	1	1,586	1,162
Other		—	—
Other Loans:
Commercial	6	3,888	3,661
Consumer	2	139	58

Total Loans	19	$14,333	$10,579

Modifications as of December 31, 2013:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
	(Dollars in thousands)
Troubled Debt Restructing
Real Estate Loans:
1 - 4 Family	6	$1,579	$1,129
Multifamily		—	—
Commercial Real Estate	6	7,061	6,861
Construction	3	3,441	2,452
Other		—	—
Other Loans:
Commercial	6	3,888	3,730
Consumer	3	254	177

Total Loans	24	$16,223	$14,349

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Note 6 – Fair Value of Financial Instruments –

Fair Value Disclosures

The Company groups its financial assets and liabilities measured at fair value in three levels. Fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the inputs used to develop those assumptions and measure fair value. The hierarchy requires companies to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Includes the most reliable sources, and includes quoted prices in active markets for identical assets or liabilities.

•	Level 2 – Includes observable inputs. Observable inputs include inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates) as well as inputs that are derived principally from or corroborated by observable market data by correlation or other means (market-corroborated inputs).

•	Level 3 – Includes unobservable inputs and should be used only when observable inputs are unavailable.

Recurring Basis

Fair values of investment securities available for sale were primarily measured using information from a third-party pricing service. This pricing service provides information by utilizing evaluated pricing models supported with market data information. Standard inputs include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and reference data from market research publications.

The following tables present the balance of assets and liabilities measured on a recurring basis as of September 30, 2014 and December 31, 2013. The Company did not record any liabilities at fair value for which measurement of the fair value was made on a recurring basis.

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
September 30, 2014
Available for Sale:
U.S. Government Agency Securities	$9,072	$—	$9,072	$—
Corporate Securities	—	—	—	—
Mortgage-Backed Securities	38,413	—	38,413	—
Municipal Securities	27,994	—	27,994	—
Other Securities	718	—	718	—

Total	$76,197	$—	$76,197	$—

December 31, 2013
Available for Sale:
U.S. Government Agency Securities	$7,749	$—	$7,749	$—
Corporate Securities	4,469	—	4,469	—
Mortgage-Backed Securities	42,269	—	42,269	—
Municipal Securities	47,150	—	47,150	—
Other Securities	649	—	649	—

Total	$102,286	$—	$102,286	$—

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Nonrecurring Basis

The Company has segregated all financial assets and liabilities that are measured at fair value on a nonrecurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. The Company did not record any liabilities at fair value for which measurement of the fair value was made on a nonrecurring basis.

The fair value of the impaired loans is measured at the fair value of the collateral for collateral- dependent loans. Impaired loans are Level 2 assets measured using appraisals from external parties of the collateral less any prior liens. Repossessed assets are initially recorded at fair value less estimated cost to sell. The fair value of repossessed assets is based on property appraisals and an analysis of similar properties available. As such, the Bank records repossessed assets as Level 2.

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
September 30, 2014
Assets:
Impaired Loans	$11,784	$—	$11,784	$—
Repossessed Assets	2,466	—	2,466	—

Total	$14,250	$—	$14,250	$—

December 31, 2013
Assets:
Impaired Loans	$15,100	$—	$15,100	$—
Repossessed Assets	941	—	941	—

Total	$16,041	$—	$16,041	$—

Fair Value Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. In accordance with generally accepted accounting principles, certain financial instruments and all non- financial instruments are excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments—For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities—Fair value of securities is based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Loans—The fair value for loans is estimated using discounted cash flow analyses, with interest rates currently being offered for similar loans to borrowers with similar credit rates. Loans with similar classifications are aggregated for purposes of the calculations. The allowance for loan losses, which was used to measure the credit risk, is subtracted from loans.

Cash Value of Bank-Owned Life Insurance (BOLI)—The carrying amount approximates its fair value.

Deposits—The fair value of demand deposits and certain money market deposits is the amount payable at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using discounted cash flow analyses, with interest rates currently offered for deposits of similar remaining maturities.

Borrowings—The fair value of FHLB advances and other long-term borrowings is estimated using the rates currently offered for advances of similar maturities. The carrying amount of short-term borrowings maturing within ninety days approximates the fair value.

Commitments to Extend Credit and Standby and Commercial Letters of Credit—The fair values of commitments to extend credit and standby and commercial letters of credit do not differ significantly from the commitment amount and are therefore omitted from this disclosure.

The estimated approximate fair values of the Bank’s financial instruments as of September 30, 2014 and December 31, 2013 are as follows:

	Carrying Amount	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
September 30, 2014
Financial Assets:
Cash and Short-Term Investments	$54,647	$54,647	$54,647	$—	$—
Securities	76,197	76,197	—	76,197	—
Loans—Net	534,430	532,303	—	—	532,303
Cash Value of BOLI	17,235	17,235	—	17,235	—

	$682,509	$680,382	$54,647	$93,432	$532,303

Financial Liabilities:
Deposits	$600,114	$593,239	$—	$—	$593,239
Borrowings	15,000	14,985	—	14,985	—

	$615,114	$608,224	$—	$14,985	$593,239

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

	Carrying Amount	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
December 31, 2013
Financial Assets:
Cash and Short-Term Investments	$19,269	$19,269	$19,269	$—	$—
Securities	102,286	102,286	—	102,286	—
Loans—Net	530,002	529,415	—	—	529,415
Cash Value of BOLI	16,807	16,807	—	16,807	—

	$668,364	$667,777	$19,269	$119,093	$529,415

Financial Liabilities:
Deposits	$594,176	$577,083	$—	$—	$577,083
Borrowings	15,000	14,985	—	14,985	—

	$609,176	$592,068	$—	$14,985	$577,083

Note 7 – Recently Issued Accounting Pronouncements –

ASU 2013-02, “Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 amends recent guidance related to the reporting of comprehensive income to enhance the reporting of reclassifications out of accumulated other comprehensive income. ASU 2013-02 is effective for reporting periods beginning after December 15, 2013 and is not expected to have a significant impact on Business First’s consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Business First Bancshares, Inc. and Subsidiaries

Baton Rouge, Louisiana

We have audited the accompanying consolidated balance sheets of Business First Bancshares, Inc. and Subsidiaries (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the two- year period ended December 31, 2013. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,

Baton Rouge, Louisiana

November 10, 2014

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2012

(Dollars in thousands)

	2013	2012
ASSETS

Cash and Due from Banks	$10,074	$10,760
Federal Funds Sold	9,195	11,825
Securities Available for Sale, at Fair Values	102,286	173,567
Loans and Lease Receivable, Net of Allowance for Loan Losses of $6,043 in 2013 and $5,885 in 2012	530,002	454,351
Premises and Equipment, Net	2,772	3,292
Accrued Interest Receivable	1,906	2,244
Other Equity Securities	2,984	2,051
Other Real Estate Owned	900	170
Cash Value of Life Insurance	16,807	16,278
Other Assets	7,254	6,524

Total Assets	$684,180	$681,062

LIABILITIES

Deposits:
Noninterest Bearing	$121,066	$119,980
Interest Bearing	473,110	446,348

Total Deposits	594,176	566,328
Federal Home Loan Bank Borrowings	15,000	40,000
Accrued Interest Payable	453	566
Other Liabilities	2,628	3,154

Total Liabilities	612,257	610,048
STOCKHOLDERS’ EQUITY

Common Stock, $1 Par Value; 10,000,000 Shares Authorized; 5,314,925 and 5,311,207 Shares Issued at December 31, 2013 and 2012, Respectively	5,315	5,311
Additional Paid-in Capital	56,740	56,413
Retained Earnings	12,915	8,113
Accumulated Other Comprehensive Income (Loss)	(3,047)	1,438
Treasury Stock, 8,337 Shares at Cost	—	(121)
Non-Controlling Interest	—	(140)

Total Stockholders’ Equity	71,923	71,014

Total Liabilities and Stockholders’ Equity	$684,180	$681,062

The accompanying notes are an integral part of these financial statements.

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Dollars in thousands)

	2013	2012
Interest Income:
Interest and Fees on Loans	$25,593	$25,001
Interest and Dividends on Securities	3,374	3,580
Interest on Federal Funds Sold	10	24

Total Interest Income	28,977	28,605
Interest Expense:
Interest on Deposits	3,649	4,246
Interest on Borrowings	1,051	1,236

Total Interest Expense	4,700	5,482

Net Interest Income	24,277	23,123
Provision for Loan Losses	751	2,349

Net Interest Income after Provision for Loan Losses	23,526	20,774
Other Income:
Service Charges on Deposit Accounts	595	525
Gain on Sales of Securities	871	460
Other Income	705	1,082

Total Other Income	2,171	2,067
Other Expenses:
Salaries and Employee Benefits	10,982	11,002
Occupancy and Equipment Expense	2,358	2,160
Other Expenses	6,736	5,143

Total Other Expenses	20,076	18,305

Income Before Income Taxes	5,621	4,536
Provision for Income Taxes	1,016	887

Consolidated Net Income from Continuing Operations	4,605	3,649
Discontinued Operations:
Gain (Loss) from Disposal of Insurance Subsidiaries	(565)	—
Income (Loss) from Operations of Discontinued Subsidiaries	1,359	(495)
Income Tax (Expense) Benefit	(270)	168

Gain (Loss) from Discontinued Operations	524	(327)

Consolidated Net Income	5,129	3,322
Net Income (Loss) Attributable to Non-Controlling Interest	344	(118)

Net Income Attributable to Business First Bancshares, Inc.	$4,785	$3,440

Earnings Per Share:
Basic	$0.90	$0.65
Diluted	$0.87	$0.62

The accompanying notes are an integral part of these financial statements.

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Dollars in thousands)

	2013	2012
Consolidated Net Income	$5,129	$3,322
Other Comprehensive Income (Loss):
Unrealized Gain (Loss) on Investment Securities	(7,667)	1,002
Reclassification Adjustment for Gains (Losses) included in Net Income	871	460
Income Tax Effect	2,311	(497)

Other Comprehensive Income (Loss)	(4,485)	965

Consolidated Comprehensive Income	644	4,287
Net Income (Loss) Attributable to Non-Controlling Interest	344	(118)

Comprehensive Income Attributable to Business First Bancshares, Inc.	$300	$4,405

The accompanying notes are an integral part of these financial statements.

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Dollars in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non-Controlling Interest in Equity	Total Stockholders’ Equity
Balances at December 31, 2011	$5,308	$55,958	$4,673	$473	$(121)	$(22)	$66,269
Comprehensive Income:
Net Income	—	—	3,440	—	—	(118)	3,322
Other Comprehensive Income (Loss)	—	—	—	965	—	—	965
Issuance of Common Stock	3	42	—	—	—	—	45
Stock Based Compensation Cost	—	413	—	—	—	—	413

Balances at December 31, 2012	5,311	56,413	8,113	1,438	(121)	(140)	71,014
Comprehensive Income:
Net Income	—	—	4,785	—	—	344	5,129
Other Comprehensive Income (Loss)	—	—	—	(4,485)	—	—	(4,485)
Issuance of Common Stock	4	(3)	—	—	—	—	1
Reissuance of Treasury Stock	—	—	—	—	121	—	121
Sale of Subsidiaries	—	(172)	17	—	—	(204)	(359)
Stock Based Compensation Cost	—	502	—	—	—	—	502

Balances at December 31, 2013	$5,315	$56,740	$12,915	$(3,047)	$—	$—	$71,923

The accompanying notes are an integral part of these financial statements.

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Dollars in thousands)

	2013	2012
Cash Flows From Operating Activities:
Consolidated Net Income	$5,129	$3,322
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:
Provision for Loan Losses	751	2,349
Depreciation and Amortization	848	773
Noncash Compensation Expense	502	413
Net Amortization of Securities	1,259	1,481
Gain on Sales of Securities	(871)	(460)
(Gain) Loss / Writedown on Other Real Estate Owned	208	(126)
Increase in Cash Value of Life Insurance	(529)	(468)
Provision (Credit) for Deferred Income Taxes	(493)	321
Non-Controlling Interest in Net Income of Consolidated Entity	(344)	118
Changes in Assets and Liabilities:
Decrease in Accrued Interest Receivable	337	289
Decrease in Other Assets	2,059	1,841
Decrease in Accrued Interest Payable	(113)	(37)
Decrease in Other Liabilities	(525)	(601)

Net Cash Provided by Operating Activities	8,218	9,215

Cash Flows From Investing Activities:
Purchases of Securities Available for Sale	(27,789)	(104,380)
Proceeds from Maturities / Sales of Securities Available for Sale	80,543	69,535
Proceeds from Paydowns of Securities Available for Sale	11,343	21,641
Purchases of Other Equity Securities	(2,818)	(2,592)
Proceeds from Sales of Other Equity Securities	1,885	2,709
Net Increase in Loans	(77,506)	(22,969)
Purchases of Premises and Equipment	(328)	(1,468)
Proceeds from Sales of Other Real Estate	167	2,441
Net (Increase) Decrease in Federal Funds Sold	2,630	(5,466)

Net Cash Used in Investing Activities	(11,873)	(40,549)

Cash Flows From Financing Activities:
Net Increase in Deposits	27,847	24,714
Net Repayments on Borrowings	(25,000)	—
Issuance of Common Stock	1	45
Proceeds from Reissuance of Treasury Stock	121	—

Net Cash Provided by Financing Activities	2,969	24,759

Net Decrease in Cash and Cash Equivalents	(686)	(6,575)
Cash and Cash Equivalents at Beginning of Year	10,760	17,335

Cash and Cash Equivalents at End of Year	$10,074	$10,760

Supplemental Disclosures for Cash Flow Information:
Cash Payments for:
Interest on Deposits	$3,690	$4,283

Interest on Borrowings	$1,123	$1,175

Supplemental Schedule for Noncash Investing and Financing Activities:
Change in the Unrealized Gain (Loss) on Securities Available for Sale	$(6,797)	$1,462

Change in Deferred Tax Effect on the Unrealized (Gain) Loss on Securities Available for Sale	$2,311	$(497)

Transfer of Loans to Other Real Estate	$1,105	$745

The accompanying notes are an integral part of these financial statements.

BUSINESS FIRST BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Note 1 – Nature of Operations and Summary of Significant Accounting Policies –

The accounting principles followed by Business First Bancshares, Inc. (Bancshares) and its wholly- owned subsidiary, Business First Bank (the Bank), and its wholly-owned subsidiary, Business First Insurance, LLC, are those which are generally practiced within the banking industry. The methods of applying those principles conform with generally accepted accounting principles and have been applied on a consistent basis. The principles which significantly affect the determination of financial position, results of operations, changes in stockholders’ equity and cash flows are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of Business First Bancshares, Inc. and its wholly-owned subsidiary, Business First Bank (the Bank), and the Bank’s wholly-owned subsidiary, Business First Insurance, LLC (collectively, the Company). All significant intercompany balances and transactions have been eliminated.

Nature of Operations

The Bank operates from five full service locations and one loan production office in Louisiana (Baton Rouge, Shreveport, Mandeville, Lafayette, Lake Charles and Houma (LPO)). As a state bank, it is subject to regulation by the Office of Financial Institutions, State of Louisiana, and the Federal Deposit Insurance Corporation.

In addition to the banking operations, the Bank offers insurance products through its wholly-owned subsidiary, Business First Insurance, LLC (the LLC). The LLC consummated a 75% purchase of an insurance agency during 2010 and that insurance agency then purchased 60% of another insurance agency. These insurance agencies are licensed to operate and sell commercial and personal insurance products in the Bank’s markets. As described in Note 19, the LLC sold both of these insurance agencies back to the original owners in 2013.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank’s loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on local economic conditions in the area.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Securities

Management determines the appropriate classification of debt securities (held to maturity, available for sale or trading) at the time of purchase and re-evaluates this classification periodically. Securities classified as available for sale are those debt securities that the Bank intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank’s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are recorded at fair value. Unrealized gains or losses are reported as a component of comprehensive income. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Securities classified as held to maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are recorded at cost adjusted for amortization of premium and accretion of discount, computed by various methods approximating the interest method over their contractual lives. The Bank has no securities classified as held to maturity at December 31, 2013 and 2012.

Securities classified as trading are those securities held for resale in anticipation of short-term market movements. These securities are recorded at market value with any market adjustments included in earnings. The Bank has no securities classified as trading at December 31, 2013 and 2012.

The Bank has invested in Federal Home Loan Bank (FHLB) stock which is reflected at cost in these financial statements. As a member of the FHLB System, the Bank is required to purchase and maintain stock in an amount determined by the FHLB. The FHLB stock is redeemable at par value at the discretion of the FHLB.

Loans

Loans are stated at principal amounts outstanding less the allowance for loan losses. Interest on commercial and individual loans is accrued daily based on the principal outstanding.

Generally, the Bank discontinues the accrual of interest income when a loan becomes 90 days past due as to principal or interest. When a loan is placed on non-accrual status, previously recognized but uncollected interest is reversed to income or charged to the allowance for loan losses. Subsequent cash receipts on non-accrual loans are accounted for on the cost recovery method until the loans qualify for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The Bank classifies loans as impaired when it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is based on the present value of the expected future cash flows discounted at the loan’s effective interest rate or the loan’s observable market price or based on the fair value of the collateral if the loan is collateral dependent.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The allowance for loan losses is based upon management’s review and evaluation of the loan portfolio. Factors considered in the establishment of the allowance for loan losses include management’s evaluation of specific loans; the level and composition of classified loans; historical loss experience; results of examinations by regulatory agencies; an internal asset review process; expectations of future economic conditions and their impact on particular borrowers; and other judgmental factors. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

The allowance for loan losses is based on estimates of potential future losses, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and as adjustments become necessary, the effect of the change in estimate is charged to operating expenses in the period incurred. All losses are charged to the allowance for loan losses when the loss actually occurs or when management believes that the collectability of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided at rates based upon estimated useful service lives using the straight-line method for financial reporting and accelerated methods for tax reporting purposes.

The costs of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal and the resulting gains or losses are included in current operations. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

Other Real Estate Owned

Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset’s fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and property held for sale is carried at the lower of the new cost basis or fair value less cost to sell. Impairment losses on property to be held and used are measured as the amount by which the carrying amount of a property exceeds its fair value. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its costs or fair value less cost to sell.

Income Taxes

The provision for income taxes is based on amounts reported in the statement of income after exclusion of nontaxable income such as interest on state and municipal securities. Also, certain items of income and expenses are recognized in different time periods for financial statement purposes than for income tax purposes. Thus, provisions for deferred taxes are recorded in recognition of such temporary differences.

Deferred taxes are provided utilizing a liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the reported amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company files a consolidated federal income tax return. Consolidated income tax expense is allocated on the basis of each entity’s income adjusted for permanent differences.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2013, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Louisiana. With few exceptions, the Company is no longer subject to federal and state income tax examinations by tax authorities for years before 2010. Any interest and penalties assessed by income taxing authorities are not significant and are included in other expenses in these financial statements.

Stock Based Compensation

As described in Note 11, the Company has issued stock warrants and stock options that incorporate stock based compensation. The Company has adopted a fair value based method of accounting for these awards. The compensation cost is measured at the grant date based on the value of the award and is recognized over the required service period, which is usually the vesting period.

Statements of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and deposits in other financial institutions.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Advertising

The Company expenses all costs of advertising and promotion the first time the advertising or promotion takes place. For the years ended December 31, 2013 and 2012, the Company expensed costs of $258 thousand and $194 thousand, respectively.

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The objective of ASU 2013-02 is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments included in ASU 2013-02 do not change the current requirements for reporting net income or other comprehensive income in financial statements but require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The Company has adopted ASU 2013-02, and the information has been included in the Consolidated Statements of Comprehensive Income.

Reclassifications

Certain reclassifications have been made to the 2012 financial statements in order to conform to the classifications adopted for reporting in 2013. These reclassifications had no effect on previously reported net income.

Note 2 – Earning per Common Share –

Basic earnings per share (EPS) represents income available to common stockholders divided by the weighted average number of common shares outstanding; no dilution for any potentially convertible shares is included in the calculation. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The potential common shares that may be issued by the Company relate to outstanding stock warrants and stock options.

	2013	2012
	(Dollars in thousands, except per share data)
Numerator:
Net Income Available to Common Shares From Continuing Operations	$4,261	$3,767
Net Income (Loss) Available to Common Shares From Discontinued Operations	524	(327)

Net Income Available to Common Shares	$4,785	$3,440

Denominator:
Weighted Average Common Shares Outstanding	5,311,826	5,302,345
Dilutive Effect of Stock Options and Warrants	194,888	204,947

Weighted Average Dilutive Common Shares	5,506,714	5,507,292

Basic Earnings Per Common Share From Net Income Available to Common Shares From Continuing Operations	$0.80	$0.71
Basic Earnings (Loss) Per Common Share From Net Income Available to Common Shares From Discontinued Operations	0.10	(0.06)

Basic Earnings Per Common Share From Net Income Available to Common Shares	$0.90	$0.65

Diluted Earnings Per Common Share From Net Income Available to Common Shares From Continuing Operations	$0.77	$0.68
Diluted Earnings (Loss) Per Common Share From Net Income Available to Common Shares From Discontinued Operations	0.10	(0.06)

Diluted Earnings Per Common Share From Net Income Available to Common Shares	$0.87	$0.62

Note 3 – Cash and Due From Banks –

The Bank is required to maintain reserve funds in cash or on deposit with the Federal Reserve Bank. There was no required reserve at December 31, 2013 and 2012.

Note 4 – Securities –

The amortized cost and fair values of securities available for sale as of December 31, 2013 and 2012 are summarized as follows:

	2013
	(Dollars in thousands)
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government Agencies	$8,186	$—	$(437)	$7,749
Corporate Securities	4,500	1	(32)	4,469
Mortgage-Backed Securities	44,022	38	(1,791)	42,269
Municipal Securities	48,865	650	(2,365)	47,150
Other Securities	1,330	—	(681)	649

	$106,903	$689	$(5,306)	$102,286

	2012
	(Dollars in thousands)
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government Agencies	$14,119	$110	$—	$14,229
Corporate Securities	23,299	51	(208)	23,142
Mortgage-Backed Securities	67,213	810	(94)	67,929
Municipal Securities	65,236	3,031	(198)	68,069
Other Securities	1,521	—	(1,323)	198

	$171,388	$4,002	$(1,823)	$173,567

The amortized cost and fair values of securities available for sale as of December 31, 2013 by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage- backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
	(Dollars in thousands)
Less Than One Year	$1,063	$1,066
One to Five Years	14,580	14,877
Over Five to Ten Years	26,148	25,908
Over Ten Years	21,090	18,166
Mortgage-Backed Securities	44,022	42,269

	$106,903	$102,286

The following table is a summary of securities with gross unrealized losses and fair values at December 31, 2013 and 2012, aggregated by investment category and length of time in a continued unrealized loss position. Due to the nature of these investments and current prevailing market prices, these unrealized losses are considered a temporary impairment of the securities.

	2013
	Less Than 12 Months		12 Months or Greater		Total
	(Dollars in thousands)
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government Agencies	$7,749	$(437)	$—	$—	$7,749	$(437)
Corporate Securities	2,485	(15)	1,483	(17)	3,968	(32)
Mortgage-Backed Securities	31,917	(1,233)	8,683	(558)	40,600	(1,791)
Municipal Securities	21,352	(2,013)	2,785	(352)	24,137	(2,365)
Other Securities	—	—	649	(681)	649	(681)

	$63,503	$(3,698)	$13,600	$(1,608)	$77,103	$(5,306)

	2012
	Less Than 12 Months		12 Months or Greater		Total
	(Dollars in thousands)
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government Agencies	$—	$—	$—	$—	$—	$—
Corporate Securities	6,479	(20)	7,808	(188)	14,287	(208)
Mortgage-Backed Securities	27,984	(94)	—	—	27,984	(94)
Municipal Securities	9,177	(198)	135	—	9,312	(198)
Other Securities	—	—	198	(1,323)	198	(1,323)

	$43,640	$(312)	$8,141	$(1,511)	$51,781	$(1,823)

Management evaluates securities for other than temporary impairment when economic and market conditions warrant such evaluations. Consideration is given to the extent and length of time the fair value has been below cost, the reasons for the decline in value, and the Company’s intent to sell a security or whether it is more likely than not that the Company will be required to sell the security before the recovery of its amortized cost. The Company developed a process to identify securities that could potentially have a credit impairment that is other than temporary. This process involves evaluating each security for impairment by monitoring credit performance, collateral type, collateral geography, loan-to-value ratios, credit scores, loss severity levels, pricing levels, downgrades by rating agencies, cash flow projections and other factors as indicators of potential credit issues. When the Company determines that a security is deemed to be other than temporarily impaired, an impairment loss is recognized.

Securities available for sale with a fair value of $52.3 million and $52.6 million, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law as of December 31, 2013 and 2012.

There were $1.2 million and $713 thousand realized gains from sales or redemptions of securities for the years ended December 31, 2013 and 2012, respectively. There were $279 thousand and $253 thousand realized losses from sales or redemptions of securities for the years ended December 31, 2013 and 2012, respectively.

The Bank has invested in the Federal Home Loan Bank of Dallas which is included in other equity securities and reflected at cost in these financial statements. The cost of these securities of $2.8 million and $2.0 million, respectively, approximates fair value at December 31, 2013 and 2012. The Bank also has investments of $100 thousand and $100 thousand in The Independent Banker’s Bank and $108 thousand and $0 in McLarty Capital Partners SBIC, L.P. at December 31, 2013 and 2012, respectively.

Note 5 – Loans and the Allowance for Loan Losses –

Loans receivable at December 31 are summarized as follows:

	2013	2012
	(Dollars in thousands)
Commercial	$185,687	$132,337
Real estate loans:
Construction and land	54,270	61,918
Farmland	9,999	11,089
1-4 family residential	33,154	31,622
Multi-family residential	11,861	17,109
Nonfarm nonresidential	215,214	185,892
Consumer	25,860	20,269

Total loans held for investment	536,045	460,236

Less:
Allowance for loan losses	(6,043)	(5,885)

Net loans	$530,002	$454,351

The performing one-to-four family residential, multi-family residential, commercial real estate, and commercial loans are pledged, under a blanket lien, as collateral securing advances from the FHLB at December 31, 2013 and 2012.

The Bank is the lead lender on participations sold, without recourse, to other financial institutions which amounts are not included in the Balance Sheet. The unpaid principal balances of mortgages and other loans serviced for others were approximately $55.3 million and $32.7 million at December 31, 2013 and 2012, respectively.

In the ordinary course of business, the Bank has granted loans to directors, officers and employees and their affiliates. Such loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other customers. Such loans amounted to $39.2 million and $36.0 million at December 31, 2013 and 2012, respectively.

The activity in loans to directors, officers and employees is as follows:

	2013	2012
	(Dollars in thousands)
Balance—Beginning of Year	$36,013	$32,705
New Loans	23,555	14,959
Repayments	(20,366)	(11,651)

Balance—End of Year	$39,202	$36,013

Management segregates the loan portfolio into portfolio segments which is defined as the level at which the Bank develops and documents a systematic method for determining its allowance for loan losses. The portfolio segments are segregated based on loan types and the underlying risk factors present in each loan type. Such risk factors are periodically reviewed by management and revised as deemed appropriate. The following table sets forth, as of December 31, 2013 and 2012, the balance of the allowance for loan losses by portfolio segment, disaggregated by impairment methodology, which is then further segregated by amounts evaluated for impairment collectively and individually. The allowance for loan losses allocated to each portfolio segment is not necessarily indicative of future losses in any particular portfolio segment and does not restrict the use of the allowance to absorb losses in other portfolio segments.

Allowance for Credit Losses and Recorded Investment in Loans Receivable

	2013
	(Dollars in thousands)
	Real Estate 1 to 4 Family	Real Estate Commercial and Other	Real Estate Construction	Commercial	Consumer	Total
Allowance for credit losses:
Beginning balance	$1,401	$226	$307	$3,671	$280	$5,885
Charge-offs	(842)	(250)	—	(297)	(75)	(1,464)
Recoveries	74	649	—	115	33	871
Provision	203	349	8	158	33	751

Ending Balance	$836	$974	$315	$3,647	$271	$6,043

Ending Balance:
Individually evaluated for impariment	$64	$—	$—	$10	$2	$76

Collectively evaluated for impariment	$772	$974	$315	$3,637	$269	$5,967

Loans receivable:
Ending Balance	$33,154	$237,074	$54,270	$185,687	$25,860	$536,045

Ending Balance:
Individually evaluated for impariment	$1,556	$9,313	$—	$3,889	$418	$15,176

Collectively evaluated for impariment	$31,598	$227,761	$54,270	$181,798	$25,442	$520,869

	2012
	(Dollars in thousands)
	Real Estate 1 to 4 Family	Real Estate Commercial and Other	Real Estate Construction	Commercial	Consumer	Total
Allowance for credit losses:
Beginning balance	$1,192	$2,136	$406	$3,531	$73	$7,338
Charge-offs	(70)	(3,202)	(117)	(670)	(31)	(4,090)
Recoveries	13	28	—	209	38	288
Provision	266	1,264	18	601	200	2,349

Ending Balance	$1,401	$226	$307	$3,671	$280	$5,885

Ending Balance:
Individually evaluated for impariment	$263	$—	$—	$250	$90	$603

Collectively evaluated for impariment	$1,138	$226	$307	$3,421	$190	$5,282

Loans receivable:
Ending Balance	$31,622	$214,090	$61,918	$132,337	$20,269	$460,236

Ending Balance:
Individually evaluated for impariment	$3,793	$13,685	$—	$355	$611	$18,444

Collectively evaluated for impariment	$27,829	$200,405	$61,918	$131,982	$19,658	$441,792

Management further disaggregates the loan portfolio segments into classes of loans, which are based on the initial measurement of the loan, risk characteristics of the loan and the method for monitoring and assessing the credit risk of the loan.

As of December 31, 2013 and 2012, there were no loan balances outstanding more than 90 days past due and still accruing interest. As of December 31, 2013 and 2012, loan balances outstanding on non- accrual status amounted to $2.2 million and $8.1 million, respectively. The Bank considers all loans more than 90 days past due as nonperforming loans.

As of December 31, 2013 and 2012, the credit quality indicators, disaggregated by class of loan, are as follows:

Credit Quality Indicators

	2013
	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)
Real Estate Loans:
Construction	$50,346	$2,136	$498	$1,290	$54,270
Farmland	9,999	—	—	—	9,999
1-4 family residential	30,339	1,301	1,024	490	33,154
Multi-family residential	10,627	1,234	—	—	11,861
Nonfarm nonresidential	197,188	9,597	8,429	—	215,214
Commercial	175,494	3,473	6,615	105	185,687
Consumer	25,014	243	292	311	25,860

Total	$499,007	$17,984	$16,858	$2,196	$536,045

	2012
	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)
Real Estate Loans:
Construction	$51,863	$6,368	$2,055	$1,632	$61,918
Farmland	11,089	—	—	—	11,089
1-4 family residential	26,620	1,972	1,517	1,513	31,622
Multi-family residential	13,545	2,393	—	1,171	17,109
Nonfarm nonresidential	162,459	13,760	6,431	3,242	185,892
Commercial	114,481	17,501	—	355	132,337
Consumer	19,063	679	356	171	20,269

Total	$399,120	$42,673	$10,359	$8,084	$460,236

The above classifications follow regulatory guidelines and can generally be described as follows:

•	Pass loans are of satisfactory quality.

•	Special mention loans have an existing weakness that could cause future impairment, including the deterioration of financial ratios, past due status, questionable management capabilities and possible reduction in the collateral values.

•	Substandard loans have an existing specific and well defined weakness that may include poor liquidity and deterioration of financial ratios. The loan may be past due and related deposit accounts experiencing overdrafts. Immediate corrective action is necessary.

•	Doubtful loans have specific weaknesses that are severe enough to make collection or liquidation in full highly questionable and improbable.

The following table reflects certain information with respect to the loan portfolio delinquencies by loan class and amount as of December 31, 2013 and 2012:

Aged Analysis of Past Due Loans Receivable

	2013
	(Dollars in thousands)
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Recorded Investment Over 90 Days Past Due and Still Accruing
Real Estate Loans:
Construction	$—	$—	$—	$—	$54,270	$54,270	$—
Farmland	—	—	—	—	9,999	9,999	—
1-4 family residential	378	—	216	594	32,560	33,154	—
Multi-family residential	—	—	—	—	11,861	11,861	—
Nonfarm nonresidential	—	180	—	180	215,034	215,214	—
Commercial	40	—	83	123	185,564	185,687	—
Consumer	—	—	226	226	25,634	25,860	—

Total	$418	$180	$525	$1,123	$534,922	$536,045	$—

	2012
	(Dollars in thousands)
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Recorded Investment Over 90 Days Past Due and Still Accruing
Real Estate Loans:
Construction	$—	$—	$—	$—	$61,918	$61,918	$—
Farmland	—	—	—	—	11,089	11,089	—
1-4 family residential	785	218	546	1,549	30,073	31,622	—
Multi-family residential	1,171	—	—	1,171	15,938	17,109	—
Nonfarm nonresidential	—	402	3,242	3,644	182,248	185,892	—
Commercial	91	—	319	410	131,927	132,337	—
Consumer	232	—	171	403	19,866	20,269	—

Total	$2,279	$620	$4,278	$7,177	$453,059	$460,236	$—

Loan Receivables on Nonaccrual Status

	2013	2012
	(Dollars in thousands)
Real Estate Loans:
Construction	$1,290	$1,632
Farmland	—	—
1-4 family residential	491	1,513
Multi-family residential	—	1,171
Nonfarm nonresidential	—	3,242
Commercial	104	355
Consumer	311	171

Total	$2,196	$8,084

The following is a summary of information pertaining to impaired loans as of December 31, 2013 and 2012. The interest income recognized for impaired loans was insignificant.

Impaired Loans for the Years Ended December 31, 2013 and 2012

	2013
	(Dollars in thousands)
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
With an allowance recorded:
Real Estate Loans
1 to 4 Family	$165	$165	$64	$347
Multifamily	—	—	—	—
Commercial Real Estate	—	—	—	—
Residential Construction	—	—	—	—
Other	—	—	—	—
Other Loans
Commercial	10	10	10	2
Consumer	85	85	2	56

	$260	$260	$76	$405

With no allowance reorded:
Real Estate Loans
1 to 4 Family	$1,391	$1,563	$—	$1,899
Multifamily	—	—	—	272
Commercial Real Estate	9,313	10,218	—	9,939
Residential Construction	—	—	—	—
Other	—	—	—	—
Other Loans
Commercial	3,879	3,879	—	3,505
Consumer	332	333	—	274

	$14,915	$15,993	$—	$15,889

Total Impaired Loans:
Real Estate Loans
1 to 4 Family	$1,556	$1,728	$64	$2,246
Multifamily	—	—	—	272
Commercial Real Estate	9,313	10,218	—	9,939
Residential Construction	—	—	—	—
Other	—	—	—	—
Other Loans
Commercial	3,889	3,889	10	3,507
Consumer	417	418	2	330

	$15,175	$16,253	$76	$16,294

	2012
	(Dollars in thousands)
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
With an allowance recorded:
Real Estate Loans
1 to 4 Family	$249	$249	$263	$650
Multifamily	—	—	—	—
Commercial Real Estate	—	—	—	3,250
Residential Construction	—	—	—	—
Other	—	—	—	—
Other Loans
Commercial	240	1,021	250	460
Consumer	172	172	90	96

	$661	$1,442	$603	$4,456

With no allowance reorded:
Real Estate Loans
1 to 4 Family	$3,544	$3,544	$—	$3,063
Multifamily	1,171	1,171	—	789
Commercial Real Estate	12,514	14,319	—	16,024
Residential Construction	—	—	—	164
Other	—	—	—	—
Other Loans
Commercial	115	115	—	402
Consumer	439	439	—	477

	$17,783	$19,588	$—	$20,919

Total Impaired Loans:
Real Estate Loans
1 to 4 Family	$3,793	$3,793	$263	$3,713
Multifamily	1,171	1,171	—	789
Commercial Real Estate	12,514	14,319	—	19,274
Residential Construction	—	—	—	164
Other	—	—	—	—
Other Loans
Commercial	355	1,136	250	862
Consumer	611	611	90	573

	$18,444	$21,030	$603	$25,375

The Bank seeks to assist customers that are experiencing financial difficulty by renegotiating loans within lending regulations and guidelines. The Bank makes loan modifications, primarily utilizing internal renegotiation programs via direct customer contact, that manage customers’ debt exposures held only by the Bank. Additionally, the Bank makes loan modifications with customers who have elected to work with external renegotiation agencies and these modifications provide solutions to customers’ entire unsecured debt structures. During the years ended December 31, 2013 and 2012, the concessions granted to certain borrowers included extending the payment due dates, lowering the contractual interest rate, reducing accrued interest, and reducing the debt’s face or maturity amount.

Once modified in a troubled debt restructuring, a loan is generally considered impaired until its contractual maturity. At the time of the restructuring, the loan is evaluated for an asset-specific allowance for credit losses. The Bank continues to specifically reevaluate the loan in subsequent periods, regardless of the borrower’s performance under the modified terms. If a borrower subsequently defaults on the loan after it is restructured the Bank provides an allowance for credit losses for the amount of the loan that exceeds the value of the related collateral.

The following tables present informative data regarding loan modifications occurring during the years ended December 31, 2013 and 2012.

Modifications as of December 31, 2013:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
	(Dollars in thousands)
Troubled Debt Restructing
Real Estate Loans:
1 - 4 Family	6	$1,579	$1,129
Multifamily		—	—
Commercial Real Estate	9	10,502	9,313
Residential Construction		—	—
Other		—	—
Other Loans:
Commercial	6	3,888	3,730
Consumer	3	254	177

Total Loans	24	$16,223	$14,349

Modifications as of December 31, 2012:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
	(Dollars in thousands)
Troubled Debt Restructing
Real Estate Loans:
1 - 4 Family	10	$2,272	$1,770
Multifamily		—	—
Commercial Real Estate	10	14,060	10,985
Residential Construction		—	—
Other		—	—
Other Loans:
Commercial	4	1,573	323
Consumer	2	139	125

Total Loans	26	$18,044	$13,203

The Bank had no troubled debt restructurings that defaulted subsequent to the restructuring through the date the financial statements were issued.

Note 6 – Premises and Equipment –

Bank premises and equipment at December 31, 2013 and 2012 consist of the following:

	2013	2012
	(Dollars in thousands)
Bank Premises	$2,156	$2,134
Furniture and Equipment	3,651	4,037

	5,807	6,171
Less: Accumulated Depreciation	(3,035)	(2,879)

	$2,772	$3,292

The provision for depreciation and amortization charged to operating expenses was $848 thousand and $773 thousand for the years ended December 31, 2013 and 2012, respectively.

Note 7 – Deposits –

Deposit accounts at December 31, 2013 and 2012 are summarized as follows:

	2013	2012
	(Dollars in thousands)
Noninterest Bearing—DDA	$37,206	$30,086
Noninterest Bearing—Money Market Account	83,860	89,894

Noninterest Bearing Deposits	121,066	119,980

Interest Bearing—DDA	6,824	6,723
NOW and Super NOW Accounts	3,927	5,057
Money Market Accounts	235,955	234,135
Certificates of Deposit Over $100,000	183,137	142,695
Other Certificates of Deposit	43,267	57,738

Interest Bearing Deposits	473,110	446,348

Total Deposits	$594,176	$566,328

Approximately 65.6% of certificates of deposit as of December 31, 2013 have stated maturity dates during 2014 and the remaining 34.4% have stated maturity dates during 2015 and beyond. Interest expense on certificates of deposit over $100 thousand for the years ended December 31, 2013 and 2012 amounted to $1.6 million and $1.7 million, respectively.

At December 31, 2013 and 2012, total deposits for the top three customer relationships was approximately $74.1 million and $61.6 million, respectively, which represented 12.5% and 10.9% of total deposits, respectively. Brokered deposits were approximately $120.4 million and $132.8 million at December 31, 2013 and 2012, respectively. Included in these brokered deposits are public fund deposits of approximately $28.1 million and $25.4 million at December 31, 2013 and 2012, respectively. Other public fund deposits were approximately $56.7 million and $40.8 million at December 31, 2013 and 2012, respectively.

Note 8 – Borrowings –

The Bank had outstanding advances from the Federal Home Loan Bank (FHLB) of $15.0 million and $40.0 million at December 31, 2013 and 2012, respectively consisting of:

One fixed rate loan of $15.0 million, at December 31, 2013 and 2012, with interest at 1.90% paid monthly. Principal is due at maturity in December 2018 with quarterly call options beginning in 2013, and

In 2012, the Bank had one fixed rate loan of $25.0 million with interest at 3.45% paid monthly and principal due at maturity in December 2028. The Bank paid off this loan in 2013.

These advances are collateralized by the Bank’s loan portfolio with an available collateral blanket of approximately $192.6 million. Total unused advances available from FHLB at December 31, 2013 were approximately $177.6 million with a pledge of the Bank’s loan portfolio.

The Bank has outstanding lines of credit with several of its correspondent banks available to assist in the management of short-term liquidity. These agreements provide for interest based upon the federal funds rate on the outstanding balance. Total available lines of credit as of December 31, 2013 and 2012 were $84.6 million and $78.5 million, respectively. There was no balance on these lines at December 31, 2013 and 2012.

Note 9 – Income Taxes –

The consolidated provision (credit) for income taxes consists of the following:

	2013	2012
	(Dollars in thousands)
Continuing Operations:
Provision (Credit) for Current Taxes—Federal	$1,509	$566
Provision (Credit) for Deferred Taxes	(493)	321

	$1,016	$887

Discontinued Operations:
Provision (Credit) for Current Taxes—Federal	$270	$(168)

Total Taxes:
Provision (Credit) for Current Taxes—Federal	$1,779	$398
Provision (Credit) for Deferred Taxes	(493)	321

	$1,286	$719

The provision (credit) for federal income taxes differs from the amount computed by applying federal statutory rates to income from operations as indicated in the following analysis:

	2013	2012
	(Dollars in thousands)
Federal Statutory Income Tax at 34%	$2,064	$1,374
Tax Exempt Income	(719)	(683)
Other—Net	(59)	28

	$1,286	$719

The deferred tax provision (credit) consists of the following timing differences:

	2013	2012
	(Dollars in thousands)
Allowance for Loan Losses	$(54)	$494
Amortization of Start-Up Costs	14	14
Stock Warrants and Options	(181)	(156)
Depreciation	(155)	(52)
Other Real Estate	—	23
Deferred Compensation	(117)	(2)

Net Deferred Tax Provision (Credit)	$(493)	$321

The net deferred tax asset at December 31, 2013 and 2012 is included in other assets. The components of the deferred tax assets (liabilities) are as follows:

	2013	2012
	(Dollars in thousands)
Allowance for Loan Losses	$2,055	$2,001
Amortization of Start-Up Costs	95	109
Stock Warrants and Options	885	704
Depreciation	(376)	(531)
Unrealized (Gain) Loss on Securities	1,570	(741)
Other Real Estate	6	6
Deferred Compensation	543	426

Net Deferred Tax Asset	$4,778	$1,974

Note 10 – Stockholders’ Equity and Regulatory Matters –

Stockholders’ Equity of the Company includes the undistributed earnings of the Bank. The Company pays dividends from its assets, which are provided primarily by dividends from the Bank. Certain restrictions exist regarding the ability of the Bank to pay cash distributions. Louisiana statutes require approval to pay distributions in excess of a bank’s earnings in the current year plus retained net profits for the preceding year. There were no dividends declared or paid by the Company for the years ended December 31, 2013 and 2012.

The Company and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements.

Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines involving quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios. As detailed below, as of December 31, 2013 and 2012, the Bank met all of the capital adequacy requirements to which it is subject.

As of December 31, 2013 and 2012, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To maintain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the prompt corrective action category.

The following is a summary of the Bank’s actual capital amounts and ratios at December 31, 2013 and 2012 which approximate the amounts and ratios for the Company (consolidated) at December 31, 2013 and 2012:

					To Be Well Capitalized Under Prompt Corrective Action Provisions

			For Capital Adequacy Purposes
	Actual
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)
December 31, 2013:
Total Capital (to Risk-Weighted Assets)	$78,295	12.69%	$49,352	8.00%	$61,691	10.00%
Tier I Capital (to Risk-Weighted Assets)	$72,252	11.71%	$24,676	4.00%	$37,014	6.00%
Tier I Leveraged Capital (to Average Assets)	$72,252	10.46%	$27,632	4.00%	$34,540	5.00%

December 31, 2012:
Total Capital (to Risk-Weighted Assets)	$72,906	12.67%	$46,019	8.00%	$57,524	10.00%
Tier I Capital (to Risk-Weighted Assets)	$67,021	11.65%	$23,010	4.00%	$34,515	6.00%
Tier I Leveraged Capital (to Average Assets)	$67,021	9.84%	$27,232	4.00%	$34,040	5.00%

Note 11 – Stock Based Compensation –

Stock Warrants

In connection with the organization of the Company and the Bank, stock warrants were issued to organizers. The warrants may be exercised by the holders for the purchase of 101,000 shares of common stock of the Company at the exercise price of $10 per share (warrant). The warrants were fully vested on February 1, 2011 and will expire in 2016.

At December 31, 2013 and 2012, warrants for 89,125 and 101,000 shares, respectively, at a weighted average exercise price of $10.00 were outstanding. During the year ended December 31, 2013, 11,875 warrants were exercised. At December 31, 2013, warrants for 89,125 shares were exercisable, and there were no nonvested and no unrecognized compensation.

As provided in the warrant agreement for 3,000 shares (warrants), the holder has the option to receive cash for each warrant equal to the difference between the book value per share of common stock of the Company (as of the end of the quarter immediately preceding the date on which the exercise notice was delivered to be Company) less the exercise price. These warrants are considered liability awards and will be recorded at the intrinsic value at each reporting date. At December 31, 2013 and 2012, no expenses have been recognized for these awards.

Using the Black-Scholes pricing model for the remaining 98,000 shares (warrants) outstanding, the calculated value of $2.50 per share (warrant) was estimated on the date of grant using the following assumptions: expected dividends of 1%, expected life or term of 6.5 years, risk-free interest rate of 5.04%, and expected volatility of 13.19%. The expected volatility was estimated considering the historical volatility of an appropriate industry sector.

Stock Options

The Company has a stock option plan with 1,500,000 shares available to be granted as options under the plan. Under the provisions of the plan, the option price cannot be less than the fair value of the underlying common stock as of option grant date and the maximum option term cannot exceed ten years.

During the year ended December 31, 2012, total options of 62,400 were granted to officers and other key employees. The stock options granted were issued at an exercise price of $15 per share and with a vesting period of three years. There were no options granted during the year ended December 31, 2013. Compensation expense of approximately $502 thousand and $447 thousand was recognized in 2013 and 2012, respectively.

The Company uses the Black-Scholes option pricing model to estimate the calculated value of the various share-based awards with the following assumptions for the year ended December 31, 2012.

2012
Risk-Free Interest Rate	0.63%—1.01%
Expected Dividend Yield	0.00%
Expected Volatility	36.46%—37.80%
Expected Life in Years	5 years
Weighted Average Calculated Value of Options Granted	$4.96

The following is an analysis of the activity related to the stock options:

	Number of Options	Weighted Average Exercise Price
Outstanding Options, December 31, 2012	962,910	$12.33
Granted	—	—
Exercised	(180)	15.00
Forfeited or Expired	(43,380)	12.89

Outstanding Options, December 31, 2013	919,350	$12.30

At December 31, 2013, options for 613,271 shares at a weighted average exercise price of $11.96 were vested and exercisable, and there were 306,079 nonvested options and approximately $1.0 million of unrecognized compensation costs related to these options which is expected to be recognized in the future.

Note 12 – Employee Benefit Plans –

Defined Contribution Plan

The Bank has a defined contribution plan qualified under Internal Revenue Code 401(K) for those employees who meet the eligibility requirements. Contributions may be made by eligible employees subject to Internal Revenue Service limits. The Bank contributes a matching contribution up to 4% of wages which totaled $283 thousand and $296 thousand and is included in salaries and employees benefits for the years ended December 31, 2013 and 2012, respectively.

Deferred Compensation

During the year ended December 31, 2009, the Company established unfunded nonqualified deferred compensation agreements for the purpose of providing deferred compensation as retirement benefits for a select group of management. At December 31, 2013 and 2012, the Company had recorded accrued liabilities of $1.4 million and $1.1 million, respectively. The expense related to the deferred compensation agreements was $250 thousand and $94 thousand for the years ended December 31, 2013 and 2012, respectively.

Note 13 – Other Expenses –

An analysis of Other Expenses is as follows for the years ended December 31, 2013 and 2012:

	2013	2012
	(Dollars in thousands)
Business Development	$499	$440
Data Processing Fees	601	535
Directors Fees	235	224
Insurance	183	168
Legal and Professional Fees	1,034	892
Office Supplies and Printing	260	246
Regulatory Assessments	1,094	940
Taxes and Licenses	28	20
Other	2,802	1,678

	$6,736	$5,143

Note 14 – Financial Instruments with Off-Balance-Sheet Risk –

In the normal course of business, the Bank is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby and commercial letters of credit which are not included in the accompanying financial statements. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual amount of those instruments. The Bank’s policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit. The Bank uses the same credit policies in making such commitments and conditional obligations as it does for instruments that are included in the Balance Sheet. In the normal course of business, the Bank has made commitments to extend credit of approximately $155.9 million and standby and commercial letters of credit of approximately $6.3 million at December 31, 2013.

Note 15 – Concentrations of Credit –

The majority of the Bank’s business activities are with customers in the Bank’s market area, which consists primarily of East Baton Rouge, Bossier, Caddo, St. Tammany, Lafayette, Calcasieu, Terrebonne and adjacent parishes. The majority of such customers are depositors of the Bank. The concentrations of credit by type of loan are shown in Note 5. The Bank, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of the Bank’s legal lending limits. Most of the Bank’s credits are to individuals and businesses secured by real estate. A substantial portion of their ability to pay on their debt is dependent on the local economy and industries in the areas.

Within the loan portfolio, the Bank has a concentration of credits secured by real estate. The Bank had extended credit secured by non-farm non-residential real estate totaling approximately $215.2 million and $185.9 million, which accounted for 40.1% and 40.4% of total loans at December 31, 2013 and 2012, respectively. Additionally, the Bank had extended credit secured by construction and land development totaling approximately $54.3 million and $61.9 million, respectively; these loans represented 10.1% and 13.4% of total loans at December 31, 2013 and 2012, respectively.

The Bank maintains amounts on deposit and federal funds sold with correspondent banks which may periodically exceed the federally insured amount.

Note 16 – Commitments and Contingencies –

Leases

The Bank leases certain branch offices through non-cancelable operating leases with terms that range from four to five years and renewal options for certain of the leases. Rental expense under these agreements was $1.2 million and $1.3 million for the years ended December 31, 2013 and 2012, respectively.

Future minimum lease payments under these leases are as follows:

(Dollars in thousands)
2014	$1,058
2015	1,038
2016	900
2017	768
2018 and Thereafter	1,290

$5,054

SBIC Capital Commitment

The SBIC is a program initiated by the Small Business Administration (SBA) in 1958 to assist in the funding of small business loans. The program is a joint venture between investors with venture capital, the SBA, and small business borrowers. Investors are responsible for funding the first portion of the capital requirements with the remaining requirement being funded by the SBA. The funds are then lent to small business borrowers. The Bank has agreed to participate as an investor with McLarty Capital Partners SBIC, L.P.; details of the commitment for year ended December 31, 2013 are below.

(Dollars in thousands)
Total Capital Commitment	$2,000
Capital Called	$108
Remining Unfunded Capital Commitment	$1,892

Other

In the normal course of business, the Bank is involved in various legal proceedings. In the opinion of management and counsel, the disposition or ultimate resolution of such proceedings would not have a material adverse effect on the Bank’s financial statements.

Note 17 – Fair Value of Financial Instruments –

Fair Value Disclosures

The Company groups its financial assets and liabilities measured at fair value in three levels. Fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the inputs used to develop those assumptions and measure fair value. The hierarchy requires companies to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1—Includes the most reliable sources, and includes quoted prices in active markets for identical assets or liabilities.

•	Level 2—Includes observable inputs. Observable inputs include inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates) as well as inputs that are derived principally from or corroborated by observable market data by correlation or other means (market-corroborated inputs).

•	Level 3—Includes unobservable inputs and should be used only when observable inputs are unavailable.

Recurring Basis

Fair values of investment securities available for sale were primarily measured using information from a third-party pricing service. This pricing service provides information by utilizing evaluated pricing models supported with market data information. Standard inputs include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and reference data from market research publications.

The following tables present the balance of assets and liabilities measured on a recurring basis as of December 31, 2013 and 2012. The Company did not record any liabilities at fair value for which measurement of the fair value was made on a recurring basis.

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
December 31, 2013
Available for Sale:
U.S. Government Agency Securities	$7,749	$—	$7,749	$—
Corporate Securities	4,469	—	4,469	—
Mortgage-Backed Securities	42,269	—	42,269	—
Municipal Securities	47,150	—	47,150	—
Other Securities	649	—	649	—

Total	$102,286	$—	$102,286	$—

December 31, 2012
Available for Sale:
U.S. Government Agency Securities	$14,229	$—	$14,229	$—
Corporate Securities	23,142	—	23,142	—
Mortgage-Backed Securities	67,929	—	67,929	—
Municipal Securities	68,069	—	68,069	—
Other Securities	198	—	198	—

Total	$173,567	$—	$173,567	$—

Nonrecurring Basis

The Company has segregated all financial assets and liabilities that are measured at fair value on a nonrecurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. The Company did not record any liabilities at fair value for which measurement of the fair value was made on a nonrecurring basis.

The fair value of the impaired loans is measured at the fair value of the collateral for collateral- dependent loans. Impaired loans are Level 2 assets measured using appraisals from external parties of the collateral less any prior liens. Repossessed assets are initially recorded at fair value less estimated cost to sell. The fair value of repossessed assets is based on property appraisals and an analysis of similar properties available. As such, the Bank records repossessed assets as Level 2.

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
December 31, 2013
Assets:
Impaired Loans	$15,100	$—	$15,100	$—
Repossessed Assets	941	—	941	—

Total	$16,041	$—	$16,041	$—

December 31, 2012
Assets:
Impaired Loans	$17,840	$—	$17,840	$—
Repossessed Assets	212	—	212	—

Total	$18,052	$—	$18,052	$—

Fair Value Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. In accordance with generally accepted accounting principles, certain financial instruments and all non- financial instruments are excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments—For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities—Fair value of securities is based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans—The fair value for loans is estimated using discounted cash flow analyses, with interest rates currently being offered for similar loans to borrowers with similar credit rates. Loans with similar classifications are aggregated for purposes of the calculations. The allowance for loan losses, which was used to measure the credit risk, is subtracted from loans.

Cash Value of Bank-Owned Life Insurance (BOLI)—The carrying amount approximates its fair value.

Deposits—The fair value of demand deposits and certain money market deposits is the amount payable at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using discounted cash flow analyses, with interest rates currently offered for deposits of similar remaining maturities.

Borrowings—The fair value of FHLB advances and other long-term borrowings is estimated using the rates currently offered for advances of similar maturities. The carrying amount of short-term borrowings maturing within ninety days approximates the fair value.

Commitments to Extend Credit and Standby and Commercial Letters of Credit—The fair values of commitments to extend credit and standby and commercial letters of credit do not differ significantly from the commitment amount and are therefore omitted from this disclosure.

The estimated approximate fair values of the Bank’s financial instruments as of December 31, 2013 and 2012 are as follows:

	Carrying Amount	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
December 31, 2013
Financial Assets:
Cash and Short-Term Investments	$19,269	$19,269	$19,269	$—	$—
Securities	102,286	102,286	—	102,286	—
Loans—Net	530,002	529,415	—	—	529,415
Cash Value of BOLI	16,807	16,807	—	16,807	—

	$668,364	$667,777	$19,269	$119,093	$529,415

Financial Liabilities:
Deposits	$594,176	$577,083	$—	$—	$577,083
Borrowings	15,000	14,985	—	14,985	—

	$609,176	$592,068	$—	$14,985	$577,083

December 31, 2012
Financial Assets:
Cash and Short-Term Investments	$22,585	$22,585	$22,585	$—	$—
Securities	173,567	173,567	—	173,567	—
Loans—Net	454,351	451,981	—	—	451,981
Cash Value of BOLI	16,278	16,278	—	16,278	—

	$666,781	$664,411	$22,585	$189,845	$451,981

Financial Liabilities:
Deposits	$566,328	$565,444	$—	$—	$565,444
Borrowings	40,000	41,636	—	41,636	—

	$606,328	$607,080	$—	$41,636	$565,444

Note 18 – Financial Statements – Parent Company Only –

The financial statements for Business First Bancshares, Inc. (Parent Company) are as follows:

BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2012

(Dollars in thousands)

	2013	2012
Assets:
Cash	$1,556	$1,582
Investment in Subsidiaries	69,205	68,631
Other Assets	1,162	941

Total Assets	$71,923	$71,154

Stockholders’ Equity:
Common Stock	$5,315	$5,311
Additional Paid-in Capital	56,740	56,413
Retained Earnings	9,868	9,551
Treasury Stock	—	(121)

Total Liabilities and Stockholders’ Equity	$71,923	$71,154

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Dollars in thousands)

	2013	2012
Income:
Interest	$4	$5
Expenses:
Other Operating Expenses	653	576

Income (Loss) before Income Taxes and Equity in Undistributed Net Income of Subsidiaries	(649)	(571)
Income Tax Expense (Benefit)	(221)	(184)

Income (Loss) before Equity in Undistributed Net Income of Subsidiaries	(428)	(387)
Equity in Undistributed Net Income of Subsidiaries	5,213	3,827

Net Income	$4,785	$3,440

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Dollars in thousands)

	2013	2012
Cash Flows From Operating Activities:
Net Income	$4,785	$3,440
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:
Equity in Undistributed Net Income of Subsidiaries	(5,213)	(3,827)
Noncash Compensation Expense	502	413
Changes in Assets and Liabilities:
Increase in Other Assets	(222)	(180)

Net Cash Used in Operating Activities	(148)	(154)

Cash Flows From Financing Activities:
Issuance of Common Stock	1	45
Proceeds from Reissuance of Treasury Stock	121	—

Net Cash Provided by Financing Activities	122	45

Net Decrease in Cash	(26)	(109)
Cash—Beginning of Year	1,582	1,691

Cash—End of Year	$1,556	$1,582

Note 19 – Disposal of Insurance Subsidiaries –

On June 13, 2013 the LLC’s 75% interest in an insurance company sold its 60% ownership interest in the insurance company it owned. A summary of the discontinued operations of this insurance entity is as follows:

	2013 5 1/2 Months	2012 Full Year
	(Dollars in thousands)
Other Income:
Commission Income	$546	$1,486
Other Expenses:
Salaries and Employee Benefits	441	1,069
Occupancy Expense	20	50
Other Expenses	69	281

Total Expenses	530	1,400

Net Income from Operations	$16	$86

At December 31, 2013, there were no assets or liabilities included on the consolidated balance sheet that were related to this entity. A summary of the assets and liabilities of this insurance agency at December 31, 2012 is presented as follows:

2012 (Dollars in thousands)
Assets:
Cash	$134
Other Assets—Accounts Receivable	1,168
Premises and Equipment—Net	3
Other Assets	26

Total Assets	1,331

Liablilities:
Other Liabilities:
Company Payables	934
Other	31

Total Liabilities	965
Equity	366

Total Liabilities and Equity	$1,331

On December 1, 2013 the LLC sold its 75% ownership interest in the insurance company it owned. A summary of the discontinued operations of this insurance entity is as follows:

	2013 11 Months	2012 Full Year
	(Dollars in thousands)
Other Income:
Commission Income	$1,265	$409
Forgiveness of Debt	1,448	—

Total Income	2,713	409
Other Expenses:
Salaries and Employee Benefits	595	394
Fixed Asset Expense	39	45
Other Expenses	736	551

Total Expenses	1,370	990

Net Income (Loss) from Operations	$1,343	$(581)

At December 31, 2013, there were no assets or liabilities included on the consolidated balance sheet that were related to this entity. A summary of the assets and liabilities of this insurance agency at December 31, 2012 is presented as follows:

2012
(Dollars in thousands)
Assets:
Cash	$72
Other Assets—Accounts Receivable	155
Other Assets	579

Total Assets	806

Liablilities:
Other Liabilities:
Current Liabilities	1,487
Long Term Liabilities	150

Total Liabilities	1,637
Equity	(831)

Total Liabilities and Equity	$806

Note 20 – Subsequent Events –

During 2014, the Company entered into a definitive agreement with American Gateway Financial Corporation (AGFC), parent bank holding company for American Gateway Bank, to which the operations of AGFC will be merged with the Company. AGFC is a full service bank with 11 branches located in the Baton Rouge metro region. As part of the merger, the Company will issue common stock, as well as cash, for the outstanding shares of AGFC. The Company believes with this merger, it will not only increase its presence in the Baton Rouge region, but also in Louisiana statewide, by being able to offer more services to its customers. The Company also believes that merging with AGFC will increase its core deposits and allow the opportunity to further increase the loan portfolio. The merger is projected to take place during the first quarter of 2015 upon approval of the stockholders and regulators.

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through the date which the financial statements were available to be issued.

AMERICAN GATEWAY FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(In thousands, except per share data)

	UNAUDITED
	September 30, 2014	December 31, 2013
ASSETS

Cash and Due from Banks	$3,727	$3,730
Interest Bearing Deposits in Other Banks	58,327	67,264

Cash and Cash Equivalents	62,054	70,994
Federal Funds Sold	99	—
Securities Available for Sale (Amortized Cost of $112,315 and $120,294, respectively)	115,657	121,514
Loans Held for Sale	—	716
Loans	168,572	173,069
Less: Allowance for Loan Losses	(2,036)	(2,107)

	166,536	170,962
Bank Premises and Equipment	7,682	8,093
Other Real Estate and Repossessed Assets	1,849	1,650
Accrued Interest Receivable	913	1,117
Cash Value of Life Insurance	4,267	4,559
Other Equity Securities	2,707	2,832
Other Assets	433	1,099

Total Assets	$362,197	$383,536

LIABILITIES

Deposits:
Noninterest Bearing	$72,770	$76,063
Interest Bearing	186,361	199,022

	259,131	275,085
Securities Sold Under Repurchase Agreements	3,358	1,817
Accrued Interest Payable	279	292
Borrowings	53,785	56,547
Other Liabilities	1,563	994
Due to Broker	—	7,425

Total Liabilities	318,116	342,160
STOCKHOLDERS’ EQUITY

Common Stock, $10 par value; authorized 2,500,000 shares; 217,944 shares issued	2,179	2,179
Surplus	8,560	8,560
Retained Earnings	31,136	29,831
Accumulated Other Comprehensive Income	2,206	806

Total Stockholders’ Equity	44,081	41,376

Total Liabilities and Stockholders’ Equity	$362,197	$383,536

The accompanying notes are an integral part of these financial statements.

AMERICAN GATEWAY FINANCIAL CORPORATION AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Interest Income:
Interest and Fees on Loans	$2,414	$2,764	$7,249	$8,681
Interest on Securities:
Taxable Interest	444	383	1,432	1,278
Nontaxable Interest	381	427	1,193	1,285

	825	810	2,625	2,563
Other Interest Income	32	34	107	91

Total Interest Income	3,271	3,608	9,981	11,335
Interest Expense:
Interest Expense on Deposits	182	211	564	692
Interest Expense on Borrowings	426	527	1,292	1,720

Total Interest Expense	608	738	1,856	2,412

Net Interest Income	2,663	2,870	8,125	8,923
Provision for Loan Losses	50	150	250	150

Net Interest Income after Provision for Loan Losses	2,613	2,720	7,875	8,773
Other Income:
Service Charges on Deposit Accounts	350	373	1,043	957
Realized Gain (Loss) on Sale of Securities	7	—	301	101
Net Other than Temporary Impairment Losses on Investments	—	—	—	(87)
Gain on Sale of Loans	—	105	16	405
Other Operating Income	291	290	997	882

Total Other Income	648	768	2,357	2,258

Income Before Other Expenses	3,261	3,488	10,232	11,031
Other Expenses:
Salaries and Employee Benefits	1,327	1,608	4,380	4,812
Net Occupancy and Equipment Expense	429	457	1,322	1,415
Net Other Real Estate and Repossession Expenses	107	128	212	413
Other Operating Expenses	907	918	2,850	2,929

Total Other Expenses	2,770	3,111	8,764	9,569

Income Before Income Taxes	491	377	1,468	1,462
Applicable Income Tax	—	(19)	—	51

Net Income	$491	$396	$1,468	$1,411

Per Share:
Net Income	$2.25	$1.82	$6.74	$6.47

The accompanying notes are an integral part of these financial statements.

AMERICAN GATEWAY FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net Income:	$491	$396	$1,468	$1,411
Other Comprehensive Income (Loss)
Unrealized Gains (Loss) on Investment Securities	261	(552)	2,577	(3,844)
Income Tax Effect	(89)	188	(876)	1,307
Reclassification Adjustment for Gains included in Net Income	(11)	—	(456)	(21)
Income Tax Effect	4	—	155	7

Other Comprehensive Income (Loss)	165	(364)	1,400	(2,551)

Comprehensive Income (Loss)	$656	$32	$2,868	$(1,140)

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN GATEWAY FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)

NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(In thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balances, January 1, 2013	$2,179	$8,560	$28,155	$3,908	$42,802
Comprehensive Income:
Net Income, nine months ended September 30, 2013	—	—	1,411	—	1,411
Other Comprehensive Income (Loss)	—	—	—	(2,551)	(2,551)
Cash Dividends	—	—	(163)	—	(163)

Balances, September 30, 2013	$2,179	$8,560	$29,403	$1,357	$41,499

Balances, January 1, 2014	$2,179	$8,560	$29,831	$806	$41,376
Comprehensive Income:
Net Income, nine months ended September 30, 2014	—	—	1,468	—	1,468
Other Comprehensive Income (Loss)	—	—	—	1,400	1,400
Cash Dividends	—	—	(163)	—	(163)

Balances, September 30, 2014	$2,179	$8,560	$31,136	$2,206	$44,081

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN GATEWAY FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(In thousands, except per share data)

	Nine Months Ended
	September 30, 2014	September 30, 2013
Cash Flows From Operating Activities:
Net Income	$1,468	$1,411
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation Expense	512	579
Provision for Loan Losses	250	150
Writedown of Other Real Estate and Repossessed Assets	103	76
Provision (Credit) for Deferred Tax	(173)	50
Stock Dividends	(7)	(10)
Net Amortization of Securities	360	405
(Gain) Loss on Sale of Other Real Estate and Repossessed Assets	4	(38)
Gain on Sale of Loans	(16)	(405)
Gain on Sale of Securities	(301)	(101)
Realized Loss on Other Than Temporarily Impaired Securities	—	87
(Increase) Decrease in Cash Value of Life Insurance	292	(101)
Decrease in Accrued Interest Receivable	204	386
Loss on Fixed Asset Disposal	—	17
Decrease in Other Assets	313	65
Decrease in Accrued Interest Payable	(13)	(90)
Increase in Other Liabilities	374	335

Net Cash Provided by Operating Activities	3,370	2,816
Cash Flows From Investing Activities:
Net Increase in Federal Funds Sold	(99)	(65)
Purchases of Securities Available for Sale	(24,794)	(10,971)
Principal Payments on Mortgage-Backed Securities	9,853	17,665
Proceeds from Maturities on Securities Available for Sale	2,371	4,444
Redemption of Other Equity Securities	132	561
Proceeds from Sale of Securities Available for Sale	13,064	1,692
Net Decrease in Loans	4,002	17,728
Purchases of Premises and Equipment	(101)	(60)
Proceeds from Sales of Fixed Assets	—	5
Proceeds from Sales of Other Real Estate and Repossessed Assets	600	3,527

Net Cash Provided by Investing Activities	5,028	34,526
Cash Flows From Financing Activities:
Repayments of Borrowings	(2,762)	(12,689)
Net Decrease in Demand Deposits, NOW, Money Market and Savings Accounts	(18,002)	(8,247)
Net Increase (Decrease) in Time Deposits	2,048	(6,755)
Net Increase in Securities Sold Under Agreements to Repurchase	1,541	303
Payment of Dividends to Stockholders	(163)	(163)

Net Cash Used in Financing Activities	(17,338)	(27,551)

Net Increase (Decrease) in Cash and Cash Equivalents	(8,940)	9,791
Cash and Cash Equivalents at Beginning of Year	70,994	49,660

Cash and Cash Equivalents at End of Year	$62,054	$59,451

Supplemental Disclosures of Cash Flow Information:
Cash Payments for:
Interest Paid on Deposits	$568	$750

Interest Paid on Borrowings	$1,196	$1,583

Income Tax Payments	$33	$111

Non-Cash Investing Activities:
Other Real Estate and Repossessed Assets Acquired in Settlement of Loans	$906	$1,424

Change in Unrealized Gain on Securities Available for Sale	$2,121	$(3,865)

Change in Deferred Tax Effect on Unrealized Gain on Securities Available for Sale	$(721)	$1,314

The accompanying notes are an integral part of these financial statements.

AMERICAN GATEWAY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2014

Note A – Summary of Significant Accounting Policies –

The consolidated balance sheet as of September 30, 2014, the consolidated statements of income for the three and nine months ended September 30, 2014 and 2013 and the consolidated statements of cash flows for the nine-month periods then ended have been prepared by the company without an audit. The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows at September 30, 2014 and for all periods presented have been made. Operating results for the reporting periods presented are not necessarily indicative of results that may be expected for the year ending December 31, 2014. For further information, refer to the audited consolidated financial statements and footnotes thereto included elsewhere in this report for the year ended December 31, 2013.

The accounting principles followed by American Gateway Financial Corporation and American Gateway Bank are those which are generally practiced within the banking industry. The methods of applying those principles conform with generally accepted accounting principles and have been applied on a consistent basis. The principles which significantly affect the determination of financial position, results of operations, changes in stockholders’ equity and cash flows are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of American Gateway Financial Corporation (the Company), and its wholly-owned subsidiary, American Gateway Bank (the Bank). All significant intercompany accounts and transactions have been eliminated. Certain reclassifications to previously published financial statements have been made to comply with current reporting requirements. These reclassifications did not have an effect on previously reported net income.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank’s loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on economic conditions in the area.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Securities

Management determines the appropriate classification of debt securities (held to maturity, available for sale, or trading) at the time of purchase and re-evaluates this classification periodically. Securities classified as held to maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by various methods approximating the interest method over their contractual lives.

Securities that may be sold prior to maturity are classified as securities available for sale. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank’s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as components of comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the amortized cost of specific securities sold, are included in earnings. Securities purchased for trading purposes are classified as trading securities and are carried at market value with market adjustments included in non-interest income. The Bank had no securities classified as held to maturity or trading at September 30, 2014.

Loans

Loans are stated at principal amounts outstanding, less unearned income and allowance for loan losses. Interest on commercial and individual loans is accrued daily based on the principal outstanding.

Generally, the Bank discontinues the accrual of interest income when a loan becomes 90 days past due as to principal or interest. When a loan is placed on non-accrual status, previously recognized but uncollected interest is reversed to income or charged to the allowance for loan losses. Subsequent cash receipts on non-accrual loans are accounted for on the cost recovery method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. The Bank classifies loans as impaired if, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Impairment is measured on a loan by loan basis by either the present value of the expected future cash flows discounted at the loan’s effective interest rate or the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral dependent.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized in a valuation allowance by charges to income. Gains on sales of loans are recognized when the proceeds from the loan sales are received by the Bank.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which in management’s judgment is adequate to absorb credit losses inherent in the loan portfolio. The allowance for loan losses is based upon management’s review and evaluation of the loan portfolio. Factors considered in the establishment of the allowance for loan losses include management’s evaluation of specific loans; the level and composition of classified loans; historical loss experience; results of examinations by regulatory agencies; an internal asset review process; expectations of future economic conditions and their impact on particular borrowers; and other judgmental factors. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

The allowance for loan losses is based on estimates of potential future losses, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and as adjustments become necessary, the effect of the change in estimate is charged to operating expenses in the period incurred. All losses are charged to the allowance for loan losses when the loss actually occurs or when management believes that the collectability of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided at rates based upon estimated useful service lives using the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes.

The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal, and the resulting gains or losses are included in current operations. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

Other Real Estate and Repossessed Assets

Other real estate and repossessed assets is comprised of assets acquired through foreclosure or negotiated settlement. The carrying value of these assets is lower of cost or fair value. Losses arising from the acquisition of these assets are charged against the allowance for loan losses. Any subsequent market reductions required are charged to operating expense. Revenues and expenses associated with maintaining or disposing of foreclosed assets are recorded during the period in which they are incurred.

Income Taxes

The provision for income taxes is based on income as reported in the financial statements after interest income from state and municipal securities is excluded. Also certain items of income and expenses are recognized in different time periods for financial statement purposes than for income tax purposes. Thus provisions for deferred taxes are recorded in recognition of such timing differences.

Deferred taxes are provided utilizing a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company and its subsidiary file a consolidated federal income tax return. In addition, the Company, in accordance with state statutes, files a Louisiana state income tax return.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of September 30, 2014, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Louisiana jurisdiction. With few exceptions, the Company is no longer subject to federal and state tax examinations by tax authorities for the years before 2011. Any interest and penalties assessed by income taxing authorities are not significant and are included in general and administrative expenses in these financial statements as applicable.

Advertising

The Bank expenses all costs of advertising the first time the advertising takes place. Amounts expensed as advertising are presented in Note I.

Statements of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from correspondent banks.

Earnings Per Common Share

Basic EPS is computed by dividing income applicable to common shares by the weighted average shares outstanding; no dilution for any potentially convertible shares is included in the calculation. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. At September 30, 2014, the Company had no convertible shares or other contracts to issue common stock. The weighted average number of shares of common stock used to calculate basic EPS was 217,944 for the nine months ended September 30, 2014.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The components of comprehensive income are disclosed on the Consolidated Statements of Comprehensive Income for all periods presented.

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The objective of ASU 2013-02 is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments included in ASU 2013-02 do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. As the adoption of ASU 2013-02 amends only disclosure requirements, the adoption had no impact on the Company’s results of operations or financial position.

Note B – Cash and Due from Banks –

The Bank is required to maintain average cash reserve balances. The amounts of those reserves at September 30, 2014 and December 31, 2013 were approximately $24,000 and $70,000, respectively.

Note C – Securities –

The amortized cost and fair value of securities available for sale as of September 30, 2014 and December 31, 2013, are summarized as follows:

	September 30, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(Unaudited)	(In thousands)
Collateralized Mortgage Obligations	$14,466	$359	$—	$14,825
Mortgage-Backed Securities	56,970	355	(13)	57,312
Obligations of State and Political Subdivisions	40,879	2,641	—	43,520

Total	$112,315	$3,355	$(13)	$115,657

	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Collateralized Mortgage Obligations	$18,081	$288	$—	$18,369
Mortgage-Backed Securities	56,389	151	(495)	56,045
Obligations of State and Political Subdivisions	45,824	1,630	(354)	47,100

Total	$120,294	$2,069	$(849)	$121,514

The amortized cost and fair value of securities available for sale as of September 30, 2014, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities on mortgage-backed securities and collateralized mortgage obligations because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the following maturity categories.

	Amortized Cost	Fair Value
(Unaudited)	(In thousands)
Within One Year	$2,592	$2,625
After One but within Five Years	6,613	6,934
After Five but within Ten Years	21,288	22,812
After Ten Years	10,386	11,149

	40,879	43,520
Mortgage-Backed Securities and Collateralized Mortgage Obligations	71,436	72,137

	$112,315	$115,657

The following tables reflect gross unrealized losses, fair values, and length of time in a continued unrealized loss position for all securities with fair values below amortized cost at September 30, 2014 and December 31, 2013. Because the decline in fair value is attributable to changes in interest rates and because the Bank has the ability and intent to hold these securities until a recovery of their amortized cost bases, which may be at maturity, the Bank does not consider these securities to be other than temporarily impaired at September 30, 2014 and December 31, 2013.

	September 30, 2014
	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
(Unaudited)	(In thousands)
Mortgage-Backed Securities	$4,692	$13	$—	$—	$4,692	$13
Obligations of State and Political Subdivisions	—	—	—	—	—	—

	$4,692	$13	$—	$—	$4,692	$13

	December 31, 2013
	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(In thousands)
Mortgage-Backed Securities	$52,124	$495	$—	$—	$52,124	$495
Obligations of State and Political Subdivisions	3,292	149	1,114	205	4,406	354

	$55,416	$644	$1,114	$205	$56,530	$849

Management evaluates securities for other than temporary impairment when economic and market conditions warrant such evaluations. Consideration is given to the extent and length of time the fair value has been below cost, the reasons for the decline in value, and the Company’s intent to sell a security or whether it is more likely than not the Company will be required to sell the security before the recovery of its amortized cost. The Company developed a process to identify securities that could potentially have a credit impairment that is other than temporary. This process involves evaluating each security for impairment by monitoring credit performance, collateral type, collateral geography, loan-to-value ratios, credit scores, loss severity levels, pricing levels, downgrades by rating agencies, cash flow projections and other factors as indicators of potential credit issues. When the Company determines that a security is deemed to be other than temporarily impaired, an impairment loss is recognized.

At September 30, 2014 and December 31, 2013, there were no securities held within the Company’s portfolio which are considered to be credit impaired.

Securities with carrying values of $83.1 million and $85.5 million at September 30, 2014 and December 31, 2013, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

The Bank has invested in the Federal Home Loan Bank, Financial Institution Service Corporation and Bankers Insurance, LLC. These securities are included in other equity securities and are reflected at cost in these financial statements. The cost of the securities approximates fair value at September 30, 2014 and December 31, 2013. The Federal Home Loan Bank stock is pledged to secure advances from the Federal Home Loan Bank and totaled $2.4 million and $2.6 million at September 30, 2014 and December 31, 2013, respectively.

Realized gains from sales and calls of securities available for sale were $315,000 and $101,000 for the nine months ended September 30, 2014 and 2013, respectively. Realized losses from sales of securities available for sale were $14,000 for the nine months ended September 30, 2014. There were no realized losses from sales of securities available for sale for the nine months ended September 30, 2013.

Note D – Loans and Allowance for Loan Losses –

An analysis of the loan portfolio at September 30, 2014 and December 31, 2013 is as follows:

	(Unaudited)
	September 30, 2014	December 31, 2013
	(In thousands)
Real Estate – Acquisition, Development and Construction	$39,106	$37,924
Real Estate – Commercial	59,257	62,182
Real Estate – Residential	56,132	59,458
Commercial and Industrial	11,426	11,021
Loans to Individuals	2,564	2,391
Overdrafts	87	93

Total Loans	$168,572	$173,069

The performing single family, multi-family, small business and farm loans are pledged, under a blanket lien, as collateral securing advances from the FHLB at September 30, 2014 and December 31, 2013.

The Bank is permitted under the laws of the State of Louisiana to make extensions of credit to its executive officers, directors and their affiliates in the ordinary course of business. An analysis of the aggregate of these loans for the nine months ended September 30, 2014 and the year ended December 31, 2013 is as follows:

	(Unaudited)
	Nine Months Ended September 30, 2014	Year ended December 31, 2013
	(In thousands)
Balance – Beginning of Period	$160	$165
New Loans	171	—
Repayments	(12)	(5)

Balance – End of Period	$319	$160

Management segregates the loan portfolio into portfolio segments which is defined as the level at which the Bank develops and documents a systematic method for determining its allowance for loan losses. The portfolio segments are segregated based on loan types and the underlying risk factors present in each loan type. Such risk factors are periodically reviewed by management and revised as deemed appropriate. The following tables set forth, as of September 30, 2014 and December 31, 2013, the balance of the allowance for loan losses by portfolio segment, disaggregated by impairment methodology, which is then further segregated by amounts evaluated for impairment collectively and individually. The allowance for loan losses allocated to each portfolio segment is not necessarily indicative of future losses in any particular portfolio segment and does not restrict the use of the allowance to absorb losses in other portfolio segments.

Allowance for Credit Losses and Recorded Investment in Loans Receivable

For the Nine Months Ended September 30, 2014:

	Real Estate: Acquisition, Development & Construction	Real Estate: Residential	Real Estate: Commercial	Commercial & Industrial	Consumer	Total
(Unaudited)	(In thousands)
Allowance for Credit Losses:
Beginning Balance	$710	$672	$487	$193	$45	$2,107
Charge-offs	—	(289)	(194)	(25)	—	(508)
Recoveries	13	25	14	67	68	187
Provision	(431)	680	198	(113)	(84)	250

Ending Balance	$292	$1,088	$505	$122	$29	$2,036

Ending Balance:
Individually Evaluated for Impairment	$—	$157	$67	$35	$29	$288

Ending Balance:
Collectively Evaluated for Impairment	$292	$931	$438	$87	$—	$1,748

Loans receivable:
Ending Balance	$39,106	$56,132	$59,257	$11,426	$2,651	$168,572

Ending Balance:
Individually Evaluated for Impairment	$796	$3,811	$3,147	$47	$36	$7,837

Ending Balance:
Collectively Evaluated for Impairment	$38,310	$52,321	$56,110	$11,379	$2,615	$160,735

Allowance for Credit Losses and Recorded Investment in Loans Receivable

For the Year Ended December 31, 2013:

	Real Estate: Acquisition, Development & Construction	Real Estate: Residential	Real Estate: Commercial	Commercial & Industrial	Consumer	Total
	(In thousands)
Allowance for Credit Losses:
Beginning Balance	$960	$938	$699	$626	$127	$3,350
Charge-offs	(197)	(983)	(453)	(144)	(4)	(1,781)
Recoveries	16	19	1	88	14	138
Provision	(69)	698	240	(377)	(92)	400

Ending Balance	$710	$672	$487	$193	$45	$2,107

Ending Balance:
Individually Evaluated for Impairment	$—	$82	$273	$57	$38	$450

Ending Balance:
Collectively Evaluated for Impairment	$710	$590	$214	$136	$7	$1,657

Loans receivable:
Ending Balance	$37,924	$59,458	$62,182	$11,021	$2,484	$173,069

Ending Balance:
Individually Evaluated for Impairment	$770	$5,045	$3,312	$80	$38	$9,245

Ending Balance:
Collectively Evaluated for Impairment	$37,154	$54,413	$58,870	$10,941	$2,446	$163,824

Management further disaggregates the loan portfolio segments into classes of loans, which are based on the initial measurement of the loan, risk characteristics of the loan and the method for monitoring and assessing the credit risk of the loan.

At September 30, 2014 and December 31, 2013, the credit quality indicators (performing and nonperforming loans), disaggregated by class of loan, are as follows:

Credit Quality Indicators – Credit Risk Profile Based on Payment Activity As of September 30, 2014:

	Performing	Nonperforming	Total
(Unaudited)	(In thousands)
Real Estate Loans:
Acquisition, Development & Construction	$37,921	$1,185	$39,106
Residential	52,566	3,566	56,132
Commercial	58,710	547	59,257
Non Real Estate Loans:
Commercial & Industrial	11,375	51	11,426
Consumer	2,630	21	2,651

Total	$163,202	$5,370	$168,572

Credit Quality Indicators – Credit Risk Profile Based on Payment Activity As of December 31, 2013:

	Performing	Nonperforming	Total
	(In thousands)
Real Estate Loans:
Acquisition, Development & Construction	$37,307	$617	$37,924
Residential	54,748	4,710	59,458
Commercial	60,491	1,691	62,182
Non Real Estate Loans:
Commercial & Industrial	10,986	35	11,021
Consumer	2,484	—	2,484

Total	$166,016	$7,053	$173,069

The following tables reflect certain information with respect to the loan portfolio delinquencies by loan class and amount as of September 30, 2014 and December 31, 2013:

Aged Analysis of Past Due Loans Receivable As of September 30, 2014:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	90 Days Past Due and Still Accruing
(Unaudited)	(In thousands)
Real Estate Loans:
Acquisition Development & Construction	$—	$529	$656	$1,185	$37,921	$39,106	$—
Residential	1,076	343	2,147	3,566	52,566	56,132	—
Commercial	—	324	223	547	58,710	59,257	—
Non Real Estate Loans:
Commercial & Industrial	49	—	2	51	11,375	11,426	2
Consumer	21	—	—	21	2,630	2,651	—

Total	$1,146	$1,196	$3,028	$5,370	$163,202	$168,572	$2

Loan Receivables on Nonaccrual Status

September 30, 2014
(Unaudited)	(In thousands)
Real Estate Loans:
Acquisition, Development & Construction	$666
Residential	3,160
Commercial	1,198
Non Real Estate Loans:
Commercial & Industrial	12

Total	$5,036

Aged Analysis of Past Due Loans Receivable as of December 31, 2013:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	90 Days Past Due and Still Accruing
	(In thousands)
Real Estate Loans:
Acquisition Development & Construction	$12	$120	$485	$617	$37,307	$37,924	$—
Residential	1,218	366	3,126	4,710	54,748	59,458	—
Commercial	934	661	96	1,691	60,491	62,182	—
Non Real Estate Loans:
Commercial & Industrial	16	—	19	35	10,986	11,021	—
Consumer	—	—	—	—	2,484	2,484	—

Total	$2,180	$1,147	$3,726	$7,053	$166,016	$173,069	$—

Loan Receivables on Nonaccrual Status

December 31, 2013
(In thousands)
Real Estate Loans:
Acquisition, Development & Construction	$636
Residential	4,719
Commercial	1,127
Non Real Estate Loans:
Commercial & Industrial	24

Total	$6,506

Impaired Loans

For the Nine Months Ended September 30, 2014:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
(Unaudited)	(In thousands)
With an Allowance Recorded:
Real Estate Loans:
Acquisition, Development & Construction	$—	$—	$—	$—	$—
Residential	873	930	157	922	42
Commercial	846	846	67	855	42
Non Real Estate Loans:
Commercial & Industrial	35	35	35	47	—
Consumer	36	36	29	37	—
With No Allowance Recorded:
Real Estate Loans:
Acquisition, Development & Construction	796	910	—	910	43
Residential	2,938	3,894	—	3,920	166
Commercial	2,301	2,889	—	2,892	103
Non Real Estate Loans:
Commercial & Industrial	12	15	—	17	3
Consumer	—	—	—	—	2
Total Impaired Loans:
Real Estate Loans:
Acquisition, Development & Construction	796	910	—	910	43
Residential	3,811	4,824	157	4,842	208
Commercial	3,147	3,735	67	3,747	145
Non Real Estate Loans:
Commercial & Industrial	47	50	35	64	3
Consumer	36	36	29	37	2

	$7,837	$9,555	$288	$9,600	$401

Impaired Loans

For the Year Ended December 31, 2013:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
	(In thousands)
With an Allowance Recorded:
Real Estate Loans:
Acquisition, Development & Construction	$—	$—	$—	$—	$—
Residential	231	256	82	257	16
Commercial	1,233	1,242	273	1,252	36
Non Real Estate Loans:
Commercial & Industrial	57	57	57	73	7
Consumer	38	38	38	40	3
With No Allowance Recorded:
Real Estate Loans:
Acquisition, Development & Construction	770	900	—	941	28
Residential	4,814	6,077	—	6,112	268
Commercial	2,079	2,462	—	2,481	111
Non Real Estate Loans:
Commercial & Industrial	23	28	—	30	1
Consumer	—	—	—	—	—
Total Impaired Loans:
Real Estate Loans:
Acquisition, Development & Construction	770	900	—	941	28
Residential	5,045	6,333	82	6,369	284
Commercial	3,312	3,704	273	3,733	147
Non Real Estate Loans:
Commercial & Industrial	80	85	57	103	8
Consumer	38	38	38	40	3

	$9,245	$11,060	$450	$11,186	$470

The Company seeks to assist customers that are experiencing financial difficulty by renegotiating loans within lending regulations and guidelines. The Company makes loan modifications primarily utilizing internal renegotiation programs via direct customer contact that manage customer’s debt exposures held only by the Company. Additionally, the Company makes loan modifications with customers who have elected to work with external renegotiation agencies and these modifications provide solutions to customers’ entire debt structures. During the nine months ended September 30, 2014 and the year ended December 31, 2013, the concessions granted to certain borrowers included extending the payment due dates, lowering the contractual interest rate, increasing the amortization period, reducing accrued interest, and/or reducing the debt’s face or maturity amount.

Once modified in a troubled debt restructuring, a loan is generally considered impaired until its contractual maturity. At the time of the restructuring, the loan is evaluated for an asset-specific allowance for credit losses. The Company continues to specifically reevaluate the loan in subsequent periods, regardless of the borrower’s performance under the modified terms. If a borrower subsequently defaults on the loan after it is restructured, the Company provides an allowance for credit losses for the amount of the loan that exceeds the value of the related collateral.

The following tables include information about troubled debt restructuring as of September 30, 2014 and December 31, 2013. The Bank had $220,000 and $874,000 in troubled debt restructurings that had subsequently defaulted during the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively.

Modifications as of September 30, 2014:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
		(Dollars in thousands)
(Unaudited)
Troubled Debt Restructing
Real Estate Loans:
Acquisition, Development & Construction	1	$148	$130
Residential	6	1,048	948
Commercial	3	2,930	2,486
Non Real Estate Loans:
Commercial & Industrial	1	148	36
Consumer	1	41	36

Total Loans	12	$4,315	$3,636

Modifications as of December 31, 2013:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
		(Dollars in thousands)
Troubled Debt Restructing
Real Estate Loans:
Acquisition, Development & Construction	1	$148	$133
Residential	6	945	829
Commercial	4	3,141	2,722
Non Real Estate Loans:
Commercial & Industrial	2	166	61
Consumer	1	41	38

Total Loans	14	$4,441	$3,783

Note E – Bank Premises and Equipment –

Bank premises and equipment costs and the related accumulated depreciation at September 30, 2014 and December 31, 2013, are as follows:

	September 30, 2014
	Asset Cost	Accumulated Depreciation	Net
	(In thousands)
(Unaudited)
Land	$2,126	$—	$2,126
Bank Premises	9,190	4,604	4,586
Furniture and Equipment	5,641	4,671	970

	$16,957	$9,275	$7,682

	December 31, 2013
	Asset Cost	Accumulated Depreciation	Net
	(In thousands)
Land	$2,126	$—	$2,126
Bank Premises	9,185	4,398	4,787
Furniture and Equipment	5,545	4,365	1,180

	$16,856	$8,763	$8,093

The provision for depreciation charged to net occupancy and equipment expense was $512,000 and $579,000 for the nine months ended September 30, 2014 and 2013, respectively.

Note F – Deposits –

Following is a detail of deposits at September 30, 2014 and December 31, 2013:

	(Unaudited)
	September 30, 2014	December 31, 2013
	(In thousands)
Noninterest Bearing	$72,770	$76,063
NOW and Interest Bearing Checking Accounts	69,354	65,758
Money Market Accounts	15,079	35,414
Savings Accounts	31,839	29,809
Time Deposits Under $100,000	23,615	25,815
Time Deposits Over $100,000	46,474	42,226

	$259,131	$275,085

Approximately 70% of time deposits as of September 30, 2014 have stated maturity dates during the next twelve months. Approximately 20% of time deposits have stated maturity dates in over one year through three years. Interest expense on time deposits over $100,000 for the nine months ended September 30, 2014 and 2013 amounted to $321,000 and $377,000, respectively.

Public fund deposits at September 30, 2014 and December 31, 2013 were $75.2 million and $85.7 million, respectively.

Note G – Stockholders’ Equity and Regulatory Matters –

Stockholders’ Equity of the Company includes the undistributed earnings of the Bank. Dividends are paid by the Company from its assets which are provided primarily by dividends from the Bank. Dividends are payable only out of retained earnings and current earnings of the Company. Certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends. Louisiana statutes require approval to pay dividends in excess of a state bank’s earnings in the current year plus retained net profits for the preceding year.

The Company and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines involving quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and the Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios. As detailed below, as of September 30, 2014 and December 31, 2013, the Company and the Bank met all the capital adequacy requirements to which they are subject. As of September 30, 2014 and December 31, 2013, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the most recent notification that management believes have changed the prompt corrective action category.

Following is a summary of capital ratios of the Bank at September 30, 2014 and December 31, 2013. The ratios presented for the Bank do not differ from ratios for the Company (consolidated) at September 30, 2014 and December 31, 2013.

	Actual Ratios	Required For Capital Adequacy Purposes	To Be Well Capitalized Under Prompt Corrective Action Provisions
(Unaudited)
As of September 30, 2014:
Total Capital (to Risk-Weighted Assets)	22.64%	8.00%	10.00%
Tier I Capital (to Risk-Weighted Assets)	21.59%	4.00%	6.00%
Tier I Leveraged Capital (to Average Assets)	11.61%	4.00%	5.00%

As of December 31, 2013:
Total Capital (to Risk-Weighted Assets)	21.36%	8.00%	10.00%
Tier I Capital (to Risk-Weighted Assets)	20.30%	4.00%	6.00%
Tier I Leveraged Capital (to Average Assets)	11.16%	4.00%	5.00%

Under current regulations, the Bank is limited in the amount it may loan to its Parent. Loans to the Parent may not exceed 10% of the Bank’s capital and surplus. There were no loans outstanding at September 30, 2014 or December 31, 2013.

Note H – Profit Sharing Plan –

The Bank provides a profit sharing plan for its employees and makes annual contributions at the discretion of the Board of Directors. The maximum allowable annual contribution to the plan is 15% of eligible participants’ total earnings with the allowable addition to an individual participant’s account limited to the lesser of $30,000 or 25% of participant’s annual compensation. The Company made contributions to the plan totaling $103,000 and $102,000 during the nine months ended September 30, 2014 and 2013, respectively.

The Bank established a deferred compensation plan during 2008 covering specific members of executive management. The liability in association with this plan included in other liabilities totaled $394,000 and $435,000 as of ended September 30, 2014 and December 31, 2013, respectively.

Note I – Other Operating Expenses –

An analysis of Other Operating Expenses for the nine months ended September 30, 2014 and 2013 is as follows:

	Nine Months Ended
	September 30, 2014	September 30, 2013
(Unaudited)	(In thousands)
Armored Car and Courier Service	$23	$21
Ad Valorem Taxes	127	141
Advertising and Promotions	256	311
Data Processing	450	450
Service Charges—Other Institutions	323	347
Directors Fees	158	154
Legal and Professional Fees	478	392
Insurance	81	94
Office Supplies, Stationery, Printing	95	98
Postage	69	68
Regulatory Assessments	404	383
Telephone Expenses	120	156
Other	266	314

	$2,850	$2,929

Note J – Income Taxes –

The Company recognized income tax expense in the amount of $51,000 for the nine months ended September 30, 2013. There was no income tax expense incurred for the nine months ended September 30, 2014. Following is a reconciliation between income tax expense based on the federal statutory tax rates and income taxes reported in the statements of income.

	Nine Months Ended
	September 30, 2014	September 30, 2013
(Unaudited)	(In thousands)
Income Taxes based on Statutory Rate—34%	$499	$497
Tax Exempt Income	(469)	(452)
Other—Net	(30)	6

	$—	$51

The components of the provision for income taxes are:
Provision for Current Taxes	$173	$1
Provision (Credit) for Deferred Taxes	(173)	50

	$—	$51

The deferred tax provision (credit) consists of the following timing differences:

	Nine Months Ended
	September 30, 2014	September 30, 2013
	(In thousands)
(Unaudited)
Stock Dividends	$2	$3
Interest Income on Non-Accrual Loans	(12)	8
Provision for Loan Losses	26	373
Depreciation Expense	(153)	(126)
Deferred Compensation Expense	14	13
Writedowns of Other Real Estate	(6)	109
Alternative Minimum Tax Credt Carryforward	(174)	(1)
Charitable Contribution Carryfoward	4	(2)
Net Operating Loss Carryforward	126	(327)

Provision (Credit) for Deferred Taxes	$(173)	$50

A net deferred tax liability of $195,000 is included in other liabilities at September 30, 2014. A net deferred tax asset of $353,000 is included in other assets at December 31, 2013. The Bank had net operating loss carryforwards totaling approximately $2.2 million at September 30, 2014 available to offset future taxable income.

The net deferred tax asset (liability) consists of the following components at September 30, 2014 and December 31, 2013:

	(Unaudited)
	September 30, 2014	December 31, 2013
	(In thousands)
Deferred Tax Liabilities:
Stock Dividends	$(282)	$(280)
Depreciation	(621)	(774)
Unrealized Gain on Securities Available for Sale	(1,136)	(415)

	(2,039)	(1,469)
Deferred Tax Assets:
Net Operating Loss Carryforward	726	852
Alternative Minimum Tax Credt Carryforward	570	396
Charitable Contribution Carryfoward	—	4
Interest on Non-Accrual Loans	110	98
Provision for Loan Losses	219	245
Writedowns of Other Real Estate	85	79
Deferred Compensation Plan	134	148

	1,844	1,822

Net Deferred Tax Asset (Liability)	$(195)	$353

Note K – Commitments –

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers consisting of commitments to extend credit. These commitments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. In the normal course of business the Bank has made commitments to extend credit of approximately $37 million and $45 million at September 30, 2014 and December 31, 2013, respectively. Commitments generally have fixed expiration dates and may expire without being drawn upon. Therefore, the total commitment amount does not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk and collateralization policy involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank had total unfunded letters of credit of $230,000 and $170,000 as of September 30, 2014 and December 31, 2013, respectively.

The Bank has entered into leasing agreements for several of its banking sites. These agreements, which are treated as operating leases, expire in various years through 2019, and contain various renewal options. Amounts charged to net occupancy and equipment expense on these leases amounted to approximately $96,000 and $101,000 for the nine months ended September 30, 2014 and 2013, respectively.

Future minimum rental payments required under these operating leases are:

September 30,	(Unaudited)
(In thousands)
2015	$145
2016	98
2017	88
2018	88
2019 and Thereafter	102

$ 521

Note L – Concentrations of Credit –

Most of the Bank’s business activities are with customers in the Bank’s market area, which consists primarily of East and West Baton Rouge and adjacent parishes. The majority of such customers are depositors of the Bank. The concentrations of credit by type of loan are shown in Note D. Most of the Bank’s credits are to individuals and small businesses secured by real estate. The Bank, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of legal lending limits. Included in Cash and Cash Equivalents and Federal Funds Sold are amounts deposited in various institutions which may, periodically, exceed the federally insured amount.

Note M – Borrowings –

The Bank maintains an open line of credit with a correspondent bank to assist in maintaining short-term liquidity. This agreement provides for interest based upon the federal funds rate on outstanding balances. The line was unfunded at September 30, 2014. Amounts available on the line totaled $14.5 million at September 30, 2014.

The Bank had outstanding advances from the Federal Home Loan Bank of Dallas. Drawings on the line at September 30, 2014 totaled $53.8 million. Drawings on the line at December 31, 2013 totaled $56.5 million.

The Federal Home Loan Bank of Dallas establishes interest rates at the time an advance is made. Interest rates on outstanding advances at September 30, 2014 range from 1.890% to 3.179%. Throughout 2010 the Bank restructured several of its fixed rate Federal Home Loan Bank advances by replacing them with new advances at lower fixed rates with extended maturity dates. These transactions, which are being accounted for as debt modifications, resulted in capitalized prepayment penalties which are being amortized as interest expense over the life of the new advances. At September 30, 2014 and December 31, 2013, respectively, unamortized prepayment penalties in the amount of approximately $94,000 and $199,000 are included in other assets.

The advances are collateralized by the Bank’s investment in Federal Home Loan Bank stock, securities and a blanket lien on qualifying loans. Qualifying loans consist of performing 1-4 family mortgage loans and certain small business, small farm and small agricultural loans.

Maturities on the advances are as follows:

September 30,	(Unaudited)
(In thousands)
2015	$19,414
2016	—
2017	—
2018	34,371

$53,785

Note N – Securities Sold Under Repurchase Agreements –

At September 30, 2014 and December 31, 2013, the Bank had sold various investment securities with an agreement to repurchase these securities at various times within one year. These securities generally remain under the Bank’s control and are included in securities available for sale. These securities have coupon rates ranging from 3.00% to 4.50% and maturity dates ranging from 2030 to 2040. The related liability to repurchase these securities was $3.4 million and $1.8 million at September 30, 2014 and December 31, 2013, respectively.

Note O – Contingencies –

In the ordinary course of business, the Company is involved in various legal proceedings. In the opinion of management and counsel, any liability resulting from such proceedings would not have a material adverse effect on the Company’s financial statements.

Note P – Fair Value of Financial Instruments –

Fair Value Disclosures

The Company groups its financial assets and liabilities measured at fair value in three levels. Fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the inputs used to develop those assumptions and measure fair value. The hierarchy requires companies to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1—Includes the most reliable sources, and includes quoted prices in active markets for identical assets or liabilities.

•	Level 2—Includes observable inputs. Observable inputs include inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates) as well as inputs that are derived principally from or corroborated by observable market data by correlation or other means (market-corroborated inputs).

•	Level 3—Includes unobservable inputs and should be used only when observable inputs are unavailable.

Recurring Basis

Fair values of investment securities available for sale were primarily measured using information from a third-party pricing service. This pricing service provides information by utilizing evaluated pricing models supported with market data information. Standard inputs include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and reference data from market research publications.

The following tables present the balance of assets and liabilities measured on a recurring basis as of September 30, 2014 and December 31, 2013. The Company did not record any liabilities at fair value for which measurement of the fair value was made on a recurring basis.

Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(Unaudited)	(In thousands)
September 30, 2014
Available-for-Sale:
Collateralized Mortgage Obligations	$14,825	$—	$14,825	$—
Mortgage-Backed Securities	57,312	—	57,312	—
Obligations of State and Political Subdivisions	43,520	—	43,520	—

Total	$115,657	$—	$115,657	$—

Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
December 31, 2013
Available-for-Sale:
Collateralized Mortgage Obligations	$18,369	$—	$18,369	$—
Mortgage-Backed Securities	56,045	—	56,045	—
Obligations of State and Political Subdivisions	47,100	—	47,100	—

Total	$121,514	$—	$121,514	$—

Nonrecurring Basis

The Company has segregated all financial assets and liabilities that are measured at fair value on a nonrecurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. The Company did not record any liabilities at fair value for which measurement of the fair value was made on a non-recurring basis.

The fair value of the impaired loans is measured at the fair value of the collateral for collateral-dependent loans. Impaired loans are Level 2 assets measured using appraisals from external parties of the collateral less any prior liens. Repossessed assets are initially recorded at fair value less estimated costs to sell. The fair value of repossessed assets is based on property appraisals and an analysis of similar properties available. As such, the Bank records repossessed assets as Level 2.

Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(Unaudited)	(In thousands)
September 30, 2014
Assets
Impaired Loans	$7,541	$—	$7,541	$—
Repossessed Assets	1,849	—	1,849	—

Total	$9,390	$—	$9,390	$—

Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
December 31, 2013
Assets
Impaired Loans	$8,794	$—	$8,794	$—
Repossessed Assets	1,650	—	1,650	—

Total	$10,444	$—	$10,444	$—

Fair Value Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. In accordance with generally accepted accounting principles, certain financial instruments and all non-financial instruments are excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments—For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities—Fair value of securities is based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans—The fair value for loans is estimated using discounted cash flow analyses, with interest rates currently being offered for similar loans to borrowers with similar credit rates. Loans with similar classifications are aggregated for purposes of the calculations. The allowance for loan losses, which was used to measure the credit risk, is subtracted from loans.

Cash Value of Life Insurance—The carrying amount is a reasonable estimate of fair value.

Deposits—The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using discounted cash flow analyses, with interest rates currently offered for deposits of similar remaining maturities.

Borrowings—The fair value of FHLB advances is estimated using the rates currently offered for advances of similar maturities.

Commitments to Extend Credit and Standby Letters of Credit—The fair values of commitments to extend credit and standby letters of credit do not differ significantly from the commitment amount and are therefore omitted from this disclosure.

The estimated approximate fair values of the Bank’s financial instruments as of September 30, 2014 and December 31, 2013, are as follows:

	(Unaudited)
	September 30, 2014		December 31, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)
Financial Assets:
Cash and Short-Term Investments	$62,153	$62,153	$70,994	$70,994
Securities	118,364	118,364	124,345	124,345
Loans-Net	166,536	171,122	171,679	176,641
Cash Value of Life Insurance	4,267	4,267	4,559	4,559

	$351,320	$355,906	$371,577	$376,539

Financial Liabilities:
Deposits	$259,131	$259,253	$275,084	$275,527
Borrowings	57,143	59,125	58,364	61,286

	$316,274	$318,378	$333,448	$336,813

Note Q – Other Matters –

On December 21, 2011, the Bank entered into a Consent Order (“Order”) with the Federal Deposit Insurance Corporation (FDIC) and the Louisiana Office of Financial Institutions (OFI). Pursuant to the Order, the Bank agreed, among other things, to 1) reduce its classified assets, 2) reduce its concentrations in commercial real estate lending, 3) improve liquidity, contingency funding, interest rate risk, and asset liability management, 4) revise its strategic plan, and 5) maintain certain capital ratios. The Bank also agreed under the Consent Order that it not declare or pay any cash dividends without the prior written consent of the Regional Director of the FDIC and the OFI. The Consent Order was terminated effective February 15, 2013.

Note R – Financial Statements – Parent Company Only –

The balance sheets and statements of income for American Gateway Financial Corporation (Parent Company) are as follows:

BALANCE SHEETS

September 30, 2014 and December 31, 2013

(In thousands)

	UNAUDITED
	September 30, 2014	December 31, 2013
Assets:
Cash	$5	$5
Investment in Subsidiary	44,076	41,371
Dividend Receivable from Subsidiary	54	54

Total Assets	$44,135	$41,430

Liabilities:
Accrued Dividends Payable	$54	$54
Stockholders’ Equity:
Common Stock	2,179	2,179
Surplus	8,560	8,560
Retained Earnings	33,342	30,637

Total Stockholders’ Equity	44,081	41,376

Total Liabilities and Stockholders’ Equity	$44,135	$41,430

UNAUDITED STATEMENTS OF INCOME

for the Nine Months Ended September 30, 2014 and 2013

(In thousands)

	2014	2013
Dividends from Subsidiary	$163	$163
Equity in Undistributed Net Income of Subsidiary	1,305	1,248

Net Income	$1,468	$1,411

Independent Auditor’s Report

To the Stockholders and Board of Directors

American Gateway Financial Corporation

and Subsidiary

Port Allen, Louisiana

We have audited the accompanying consolidated financial statements of American Gateway Financial Corporation and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Gateway Financial Corporation and Subsidiary as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Respectfully submitted,

Baton Rouge, Louisiana

March 19, 2014

AMERICAN GATEWAY FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS

Cash and Due from Banks	$3,730,175	$3,713,698
Interest Bearing Deposits in Other Banks	67,263,798	45,946,693

Cash and Cash Equivalents	70,993,973	49,660,391
Federal Funds Sold	—	17,892
Securities Available for Sale (Amortized Cost of $120,293,607 and $121,431,597, respectively)	121,513,559	127,352,375
Loans Held for Sale	716,300	3,030,798
Loans	173,069,340	204,155,926
Less: Allowance for Loan Losses	(2,106,979)	(3,350,080)

	170,962,361	200,805,846
Bank Premises and Equipment	8,092,781	8,786,583
Other Real Estate and Repossessed Assets	1,650,268	4,113,767
Accrued Interest Receivable	1,116,697	1,347,525
Cash Value of Life Insurance	4,558,913	4,424,507
Other Equity Securities	2,831,780	3,836,292
Other Assets	1,099,694	778,128

Total Assets	$383,536,326	$404,154,104

LIABILITIES

Deposits:
Noninterest Bearing	$76,063,176	$74,229,362
Interest Bearing	199,021,669	202,720,895

	275,084,845	276,950,257
Securities Sold Under Repurchase Agreements	1,816,532	1,529,070
Accrued Interest Payable	291,843	408,083
Borrowings	56,546,915	80,143,731
Other Liabilities	995,057	2,320,743
Due to Broker	7,425,625	—

Total Liabilities	342,160,817	361,351,884

STOCKHOLDERS’ EQUITY

Common Stock, $10 par value; authorized 2,500,000 shares; 217,944 shares issued	2,179,440	2,179,440
Surplus	8,560,224	8,560,224
Retained Earnings	29,830,677	28,154,843
Accumulated Other Comprehensive Income	805,168	3,907,713

Total Stockholders’ Equity	41,375,509	42,802,220

Total Liabilities and Stockholders’ Equity	$383,536,326	$404,154,104

The accompanying notes are an integral part of these financial statements.

AMERICAN GATEWAY FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Interest Income:
Interest and Fees on Loans	$11,340,595	$12,727,239
Interest on Securities:
Taxable Interest	1,670,817	2,436,923
Nontaxable Interest	1,709,539	1,848,508

	3,380,356	4,285,431
Other Interest Income	128,433	72,913

Total Interest Income	14,849,384	17,085,583
Interest Expense:
Interest Expense on Deposits	891,598	1,637,548
Interest Expense on Borrowings	2,180,269	2,876,017

Total Interest Expense	3,071,867	4,513,565

Net Interest Income	11,777,517	12,572,018
Provision (Credit) for Loan Losses	400,000	(250,000)

Net Interest Income after Provision for Loan Losses	11,377,517	12,822,018
Other Income:
Service Charges on Deposit Accounts	1,346,165	1,094,165
Realized Gain (Loss) on Sale of Securities	293,356	93,058
Net Other than Temporary Impairment Losses on Investments	(87,207)	(106,842)
Gain on Sale of Loans	473,619	649,309
Other Operating Income	1,161,019	1,128,163

Total Other Income	3,186,952	2,857,853

Income Before Other Expenses	14,564,469	15,679,871
Other Expenses:
Salaries and Employee Benefits	6,376,634	6,403,654
Net Occupancy and Equipment Expense	1,846,452	1,923,359
Net Other Real Estate and Repossession Expenses	562,818	842,913
Other Operating Expenses	3,800,858	4,558,921

Total Other Expenses	12,586,762	13,728,847

Income Before Income Taxes	1,977,707	1,951,024
Applicable Income Tax	83,929	36,263

Net Income	$1,893,778	$1,914,761

Per Share:
Net Income	$8.69	$8.79

The accompanying notes are an integral part of these financial statements.

AMERICAN GATEWAY FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Net Income:	$1,893,778	$1,914,761
Other Comprehensive Income (Loss)
Unrealized Gains (Loss) on Investment Securities	(4,388,475)	1,278,434
Income Tax Effect	1,492,081	(434,667)
Reclassification Adjustment for Losses (Gains) included in Net Income	(312,347)	20,884
Income Tax Effect	106,198	(7,100)

Other Comprehensive Income (Loss)	(3,102,543)	857,551

Comprehensive Income (Loss)	$(1,208,765)	$2,772,312

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN GATEWAY FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balances, January 1, 2012	$2,179,440	$8,560,224	$26,240,082	$3,050,162	$40,029,908
Comprehensive Income:
Net Income (Loss)	—	—	1,914,761	—	1,914,761
Other Comprehensive Income	—	—	—	857,551	857,551
Cash Dividends	—	—	—	—	—

Balances, December 31, 2012	2,179,440	8,560,224	28,154,843	3,907,713	42,802,220
Comprehensive Income:
Net Income (Loss)	—	—	1,893,778	—	1,893,778
Other Comprehensive Income (Loss)	—	—	—	(3,102,545)	(3,102,545)
Cash Dividends	—	—	(217,944)	—	(217,944)

Balances, December 31, 2013	$2,179,440	$8,560,224	$29,830,677	$805,168	$41,375,509

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN GATEWAY FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash Flows From Operating Activities:
Net Income	$1,893,778	$1,914,761
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation Expense	758,994	836,480
Provision for Loan Losses	400,000	(250,000)
Writedown of Other Real Estate and Repossessed Assets	185,729	486,388
Provision (Credit) for Deferred Tax	82,906	(358,851)
Stock Dividends	(12,800)	(15,000)
Net Amortization (Accretion) of Securities	504,722	635,962
(Gain) Loss on Sale of Other Real Estate and Repossessed Assets	(48,153)	(97,967)
Gain on Sale of Loans	(473,619)	(649,309)
(Gain) Loss on Sale of Securities	(293,356)	(93,058)
Realized Loss on Other Than Temporarily Impaired Securities	87,207	106,842
(Increase) Decrease in Cash Value of Life Insurance	(134,406)	(138,921)
(Increase) Decrease in Accrued Interest Receivable	230,828	202,552
(Gain) Loss on Fixed Asset Disposal	17,249	—
(Increase) Decrease in Other Assets	25,782	2,349,960
Increase (Decrease) in Accrued Interest Payable	(116,240)	(182,618)
Increase (Decrease) in Other Liabilities	(217,533)	219,664

Net Cash Provided by Operating Activities	2,891,088	4,966,885
Cash Flows From Investing Activities:
Net (Increase) Decrease in Federal Funds Sold	17,892	155,708
Purchases of Securities Available for Sale	(45,659,725)	(12,592,832)
Principal Payments on Mortgage-Backed Securities	20,372,278	23,003,383
Proceeds from Maturities on Securities Available for Sale	4,443,650	2,579,361
Redemption of Other Equity Securities	1,022,700	638,700
Proceeds from Sale of Securities Available for Sale	29,108,839	4,784,728
Net (Increase) Decrease in Loans	30,514,355	25,848,519
Purchases of Premises and Equipment	(86,866)	(181,202)
Proceeds from Sales of Fixed Assets	4,425	—
Improvements to Other Real Estate Owned	—	(455,000)
Proceeds from Sales of Other Real Estate and Repossessed Assets	4,043,170	3,174,573

Net Cash Provided by Investing Activities	43,780,718	46,955,938
Cash Flows From Financing Activities:
Repayments of Borrowings	(23,596,816)	(9,500,680)
Net Increase (Decrease) in Demand Deposits, NOW, Money Market and Savings Accounts	5,318,365	1,648,951
Net Increase (Decrease) in Time Deposits	(7,183,777)	(38,775,457)
Net Increase (Decrease) in Securities Sold Under Agreements to Repurchase	287,462	(968,270)
Payment of Dividends to Stockholders	(163,458)	—

Net Cash Used in Financing Activities	(25,338,224)	(47,595,456)

Net Increase in Cash and Cash Equivalents	21,333,582	4,327,367
Cash and Cash Equivalents at Beginning of Year	49,660,391	45,333,024

Cash and Cash Equivalents at End of Year	$70,993,973	$49,660,391

Supplemental Disclosures of Cash Flow Information:
Cash Payments for:
Interest Paid on Deposits	$954,291	$1,801,378

Interest Paid on Borrowings	$2,029,342	$2,434,882

Income Tax Payments	$110,650	$—

Non-Cash Investing Activities:
Other Real Estate and Repossessed Assets Acquired in Settlement of Loans	$1,717,247	$2,326,326

Change in Unrealized Gain on Securities Available for Sale	$(4,700,826)	$1,299,321

Change in Deferred Tax Effect on Unrealized Gain on Securities Available for Sale	$1,598,281	$(441,769)

The accompanying notes are an integral part of these financial statements.

AMERICAN GATEWAY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Note A – Summary of Significant Accounting Policies –

The accounting principles followed by American Gateway Financial Corporation and American Gateway Bank are those which are generally practiced within the banking industry. The methods of applying those principles conform with generally accepted accounting principles and have been applied on a consistent basis. The principles which significantly affect the determination of financial position, results of operations, changes in stockholders’ equity and cash flows are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of American Gateway Financial Corporation (the Company), and its wholly-owned subsidiary, American Gateway Bank (the Bank). All significant intercompany accounts and transactions have been eliminated. Certain reclassifications to previously published financial statements have been made to comply with current reporting requirements. These reclassifications did not have an effect on previously reported net income.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank’s loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on economic conditions in the area.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Securities

Management determines the appropriate classification of debt securities (held to maturity, available for sale, or trading) at the time of purchase and re-evaluates this classification periodically. Securities classified as held to maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by various methods approximating the interest method over their contractual lives.

Securities that may be sold prior to maturity are classified as securities available for sale. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank’s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as components of comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the amortized cost of specific securities sold, are included in earnings. Securities purchased for trading purposes are classified as trading securities and are carried at market value with market adjustments included in non-interest income. The Bank had no securities classified as held to maturity or trading at December 31, 2013 or 2012.

Loans

Loans are stated at principal amounts outstanding, less unearned income and allowance for loan losses. Interest on commercial and individual loans is accrued daily based on the principal outstanding.

Generally, the Bank discontinues the accrual of interest income when a loan becomes 90 days past due as to principal or interest. When a loan is placed on non-accrual status, previously recognized but uncollected interest is reversed to income or charged to the allowance for loan losses. Subsequent cash receipts on non-accrual loans are accounted for on the cost recovery method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. The Bank classifies loans as impaired if, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Impairment is measured on a loan by loan basis by either the present value of the expected future cash flows discounted at the loan’s effective interest rate or the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral dependent.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized in a valuation allowance by charges to income. Gains on sales of loans are recognized when the proceeds from the loan sales are received by the Bank.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which in management’s judgment is adequate to absorb credit losses inherent in the loan portfolio. The allowance for loan losses is based upon management’s review and evaluation of the loan portfolio. Factors considered in the establishment of the allowance for loan losses include management’s evaluation of specific loans; the level and composition of classified loans; historical loss experience; results of examinations by regulatory agencies; an internal asset review process; expectations of future economic conditions and their impact on particular borrowers; and other judgmental factors. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

The allowance for loan losses is based on estimates of potential future losses, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and as adjustments become necessary, the effect of the change in estimate is charged to operating expenses in the period incurred. All losses are charged to the allowance for loan losses when the loss actually occurs or when management believes that the collectability of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided at rates based upon estimated useful service lives using the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes.

The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal and the resulting gains or losses are included in current operations. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

Other Real Estate and Repossessed Assets

Other real estate and repossessed assets is comprised of assets acquired through foreclosure or negotiated settlement. The carrying value of these assets is lower of cost or fair value. Losses arising from the acquisition of these assets are charged against the allowance for loan losses. Any subsequent market reductions required are charged to operating expense. Revenues and expenses associated with maintaining or disposing of foreclosed assets are recorded during the period in which they are incurred.

Income Taxes

The provision for income taxes is based on income as reported in the financial statements after interest income from state and municipal securities is excluded. Also certain items of income and expenses are recognized in different time periods for financial statement purposes than for income tax purposes. Thus provisions for deferred taxes are recorded in recognition of such timing differences.

Deferred taxes are provided utilizing a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company and its subsidiary file a consolidated federal income tax return. In addition, the Company, in accordance with state statutes, files a Louisiana state income tax return.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2013 and 2012, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Louisiana jurisdiction. With few exceptions, the Company is no longer subject to federal and state tax examinations by tax authorities for the years before 2010. Any interest and penalties assessed by income taxing authorities are not significant and are included in general and administrative expenses in these financial statements as applicable.

Advertising

The Bank expenses all costs of advertising the first time the advertising takes place. Amounts expensed as advertising are presented in Note I.

Statements of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from correspondent banks.

Earnings Per Common Share

Basic EPS is computed by dividing income applicable to common shares by the weighted average shares outstanding; no dilution for any potentially convertible shares is included in the calculation. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. At December 31, 2013 and 2012, the Company had no convertible shares or other contracts to issue common stock. The weighted average number of shares of common stock used to calculate basic EPS was 217,944 for the years ended December 31, 2013 and 2012.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The components of comprehensive income are disclosed on the Consolidated Statements of Comprehensive Income for all periods presented.

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The objective of ASU 2013-02 is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments included in ASU 2013-02 do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. As the adoption of ASU 2013-02 amends only disclosure requirements, the adoption had no impact on the Company’s results of operations or financial position.

Note B – Cash and Due from Banks –

The Bank is required to maintain average cash reserve balances. The amounts of those reserves at December 31, 2013 and 2012, were approximately $70,000 and $34,000 respectively.

Note C – Securities –

The amortized cost and fair value of securities available for sale as of December 31, 2013 and 2012 are summarized as follows:

	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Collateralized Mortgage Obligations	$18,080,883	$288,587	$—	$18,369,470
Mortgage-Backed Securities	56,389,149	150,996	(495,121)	56,045,024
Obligations of State and Political Subdivisions	45,823,575	1,629,812	(354,322)	47,099,065

Total	$120,293,607	$2,069,395	$(849,443)	$121,513,559

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Collateralized Mortgage
Obligations	$34,722,341	$831,705	$(136,042)	$35,418,004
Mortgage-Backed Securities	39,078,187	1,628,161	—	40,706,348
Obligations of State and Political Subdivisions	47,631,069	3,655,463	(58,509)	51,228,023

Total	$121,431,597	$6,115,329	$(194,551)	$127,352,375

The amortized cost and fair value of securities available for sale as of December 31, 2013, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities on mortgage-backed securities and collateralized mortgage obligations because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the following maturity categories.

	Amortized Cost	Fair Value
Within One Year	$3,160,578	$3,205,333
After One but within Five Years	6,376,652	6,655,333
After Five but within Ten Years	20,445,273	21,352,975
After Ten Years	15,841,072	15,885,424

	45,823,575	47,099,065
Mortgage-Backed Securities and Collateralized Mortgage Obligations	74,470,032	74,414,494

	$120,293,607	$121,513,559

The following tables reflect gross unrealized losses, fair values, and length of time in a continued unrealized loss position for all securities with fair values below amortized cost at December 31, 2013 and 2012. Because the decline in fair value is attributable to changes in interest rates and because the Bank has the ability and intent to hold these securities until a recovery of their amortized cost bases, which may be at maturity, the Bank does not consider these securities to be other than temporarily impaired at December 31, 2013 and 2012.

	2013
	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mortgage-Backed Securities	$52,124,186	$495,121	$—	$—	$52,124,186	$495,121
Obligations of State and Political Subdivisions	3,291,731	148,973	1,114,199	205,349	4,405,930	354,322

	$55,415,917	$644,094	$1,114,199	$205,349	$56,530,116	$849,443

	2012
	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Collateralized Mortgage Obligations	$792,599	$12,357	$497,155	$123,685	$1,289,754	$136,042
Obligations of State and Political Subdivisions	557,561	9,302	649,164	49,207	1,206,725	58,509

	$1,350,160	$21,659	$1,146,319	$172,892	$2,496,479	$194,551

Management evaluates securities for other than temporary impairment when economic and market conditions warrant such evaluations. Consideration is given to the extent and length of time the fair value has been below cost, the reasons for the decline in value, and the Company’s intent to sell a security or whether it is more likely than not we will be required to sell the security before the recovery of its amortized cost. The Company developed a process to identify securities that could potentially have a credit impairment that is other than temporary. This process involves evaluating each security for impairment by monitoring credit performance, collateral type, collateral geography, loan-to-value ratios, credit scores, loss severity levels, pricing levels, downgrades by rating agencies, cash flow projections and other factors as indicators of potential credit issues. When the Company determines that a security is deemed to be other than temporarily impaired, an impairment loss is recognized.

At December 31, 2012, the Company held three mortgage-backed securities with other than temporary impairment. The amortized cost of the securities at December 31, 2012 was $2,211,837. The fair value of the securities was $1,702,837 resulting in total impairment of $509,000. Total credit impairments, in the amount of $393,627, have been recognized in the statement of income under realized losses on investment securities through December 31, 2011 on these securities. Additional credit impairment in the amount of $73,062 was recognized in the statement of income for the year ended December 31, 2012. As of December 31, 2012, the remainder of the impairment, in the amount of $42,311, was not considered other than temporary and is included net of tax in accumulated other comprehensive income. During 2013, the three private-label mortgage-backed securities mentioned above incurred additional impairment in the amount of $87,207 which was recognized in the statement of income. These bonds were sold in April 2013 at a gain of $101,649. At December 31, 2013, there were no securities held within the Company’s portfolio which are considered to be credit impaired.

Securities with carrying values of $85,503,139 and $95,501,386 at December 31, 2013 and 2012, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law. Securities with carrying values of $0 and $6,184,767 at December 31, 2013 and 2012, were pledged to the Federal Reserve Bank of Atlanta for clearing and exchange purposes.

The Bank has invested in the Federal Home Loan Bank, Financial Institution Service Corporation and Bankers Insurance, LLC. These securities are included in other equity securities and are reflected at cost in these financial statements. The cost of the securities approximate fair value at December 31, 2013 and 2012. The Federal Home Loan Bank stock is pledged to secure advances from the Federal Home Loan Bank and totaled $2,570,600 and $3,580,500 at December 31, 2013 and 2012, respectively.

Realized gains from sales and calls of securities available for sale were $770,587 for the year ended December 31, 2013. Realized losses from sales of securities available for sale were $477,231 for the year ended December 31, 2013. Realized gains from sales and calls of securities available for sale for the year ended December 31, 2012 were $114,062. Realized losses from sales of securities available for sale for the year ended December 31, 2012 were $21,004.

Note D – Loans and Allowance for Loan Losses –

An analysis of the loan portfolio at December 31, 2013 and 2012 is as follows:

	2013	2012
Real Estate – Acquisition, Development and Construction	$37,923,341	$43,453,655
Real Estate – Commercial	62,182,023	79,807,837
Real Estate – Residential	59,458,647	67,099,631
Commercial and Industrial	11,021,482	10,698,605
Loans to Individuals	2,390,939	2,667,081
Overdrafts	92,908	429,117

Total Loans	$173,069,340	$204,155,926

The performing single family, multi-family, small business and farm loans are pledged, under a blanket lien, as collateral securing advances from the FHLB at December 31, 2013 and 2012.

The Bank is permitted under the laws of the State of Louisiana to make extensions of credit to its executive officers, directors and their affiliates in the ordinary course of business. An analysis of the aggregate of these loans for 2013 and 2012 is as follows:

	2013	2012
Balance – Beginning of Year	$164,790	$167,837
New Loans	214	2,200
Repayments	(5,444)	(5,247)

Balance – End of Year	$159,560	$164,790

Management segregates the loan portfolio into portfolio segments which is defined as the level at which the Bank develops and documents a systematic method for determining its allowance for loan losses. The portfolio segments are segregated based on loan types and the underlying risk factors present in each loan type. Such risk factors are periodically reviewed by management and revised as deemed appropriate. The following tables set forth, as of December 31, 2013 and 2012, the balance of the allowance for loan losses by portfolio segment, disaggregated by impairment methodology, which is then further segregated by amounts evaluated for impairment collectively and individually. The allowance for loan losses allocated to each portfolio segment is not necessarily indicative of future losses in any particular portfolio segment and does not restrict the use of the allowance to absorb losses in other portfolio segments.

Allowance for Credit Losses and Recorded Investment in Loans Receivable

For the Year Ended December 31, 2013

	Real Estate: Acquisition, Development & Construction	Real Estate: Residential	Real Estate: Commercial	Commercial & Industrial	Consumer	Total
Allowance for Credit Losses:
Beginning Balance	$959,750	$938,346	$698,786	$625,972	$127,226	$3,350,080
Charge-offs	(197,248)	(982,929)	(453,016)	(143,702)	(4,010)	(1,780,905)
Recoveries	16,099	18,214	1,400	87,972	14,119	137,804
Provision	(68,771)	698,109	239,647	(376,743)	(92,242)	400,000

Ending Balance	$709,830	$671,740	$486,817	$193,499	$45,093	$2,106,979

Ending Balance:
Individually Evaluated for Impairment	$—	$81,912	$273,282	$56,721	$38,451	$450,366

Ending Balance:
Collectively Evaluated for Impairment	$709,830	$589,828	$213,535	$136,778	$6,642	$1,656,613

Loans receivable:
Ending Balance	$37,923,341	$59,458,647	$62,182,023	$11,021,482	$2,483,847	$173,069,340

Ending Balance:
Individually Evaluated for Impairment	$769,570	$5,045,017	$3,311,508	$80,296	$38,451	$9,244,842

Ending Balance:
Collectively Evaluated for Impairment	$37,153,771	$54,413,630	$58,870,515	$10,941,186	$2,445,396	$163,824,498

Allowance for Credit Losses and Recorded Investment in Loans Receivable

For the Year Ended December 31, 2012

	Real Estate: Acquisition, Development & Construction	Real Estate: Residential	Real Estate: Commercial	Commercial & Industrial	Consumer	Total
Allowance for Credit Losses:
Beginning Balance	$947,350	$999,977	$946,871	$1,188,585	$245,212	$4,327,995
Charge-offs	(98,020)	(739,650)	(120,572)	(158,232)	(600)	(1,117,074)
Recoveries	16,372	183,896	91,900	57,102	39,889	389,159
Provision	94,048	494,123	(219,413)	(461,483)	(157,275)	(250,000)

Ending Balance	$959,750	$938,346	$698,786	$625,972	$127,226	$3,350,080

Ending Balance:
Individually Evaluated for Impairment	$—	$84,602	$328,558	$192,642	$—	$605,802

Ending Balance:
Collectively Evaluated for Impairment	$959,750	$853,744	$370,228	$433,330	$127,226	$2,744,278

Loans receivable:
Ending Balance	$43,453,655	$67,099,631	$79,807,837	$10,698,605	$3,096,198	$204,155,926

Ending Balance:
Individually Evaluated for Impairment	$2,758,843	$6,339,663	$6,787,316	$221,046	$—	$16,106,868

Ending Balance:
Collectively Evaluated for Impairment	$40,694,812	$60,759,968	$73,020,521	$10,477,559	$3,096,198	$188,049,058

Management further disaggregates the loan portfolio segments into classes of loans, which are based on the initial measurement of the loan, risk characteristics of the loan and the method for monitoring and assessing the credit risk of the loan.

At December 31, 2013 and 2012, the credit quality indicators (performing and nonperforming loans), disaggregated by class of loan, are as follows:

Credit Quality Indicators – Credit Risk Profile Based on Payment Activity as of December 31, 2013

	Performing	Nonperforming	Total
Real Estate Loans:
Acquisition, Development & Construction	$37,307,135	$616,206	$37,923,341
Residential	54,747,422	4,711,225	59,458,647
Commercial	60,491,429	1,690,594	62,182,023

Non Real Estate Loans:
Commercial & Industrial	10,986,525	34,957	11,021,482
Consumer	2,483,847	—	2,483,847

Total	$166,016,358	$7,052,982	$173,069,340

Credit Quality Indicators – Credit Risk Profile Based on Payment Activity as of December 31, 2012

	Performing	Nonperforming	Total
Real Estate Loans:
Acquisition, Development & Construction	$40,283,318	$3,170,337	$43,453,655
Residential	61,804,769	5,294,862	67,099,631
Commercial	77,737,193	2,070,644	79,807,837

Non Real Estate Loans:
Commercial & Industrial	10,625,959	72,646	10,698,605
Consumer	3,058,499	37,699	3,096,198

Total	$193,509,738	$10,646,188	$204,155,926

The following tables reflect certain information with respect to the loan portfolio delinquencies by loan class and amount as of December 31, 2013 and 2012:

Aged Analysis of Past Due Loans Receivable as of December 31, 2013:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	90 Days Past Due and Still Accruing
Real Estate Loans:
Acquisition Development & Construction	$12,101	$119,537	$484,568	$616,206	$37,307,135	$37,923,341	$—
Residential	1,218,188	366,329	3,126,708	4,711,225	54,747,422	59,458,647	—
Commercial	933,596	660,756	96,242	1,690,594	60,491,429	62,182,023	—

Non Real Estate
Loans:
Commercial & Industrial	15,794	—	19,163	34,957	10,986,525	11,021,482	—
Consumer	—	—	—	—	2,483,847	2,483,847	—

Total	$2,179,679	$1,146,622	$3,726,681	$7,052,982	$166,016,358	$173,069,340	$—

Loan Receivables on Nonaccrual Status

December 31, 2013
Real Estate Loans:
Acquisition
Development & Construction	$636,098
Residential	4,719,642
Commercial	1,126,578

Non Real Estate Loans:
Commercial & Industrial	23,575

Total	$6,505,893

Aged Analysis of Past Due Loans Receivable as of December 31, 2012

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	90 Days Past Due and Still Accruing
Real Estate Loans:
Acquisition Development & Construction	$2,198,112	$43,984	$928,242	$3,170,338	$40,283,317	$43,453,655	$—
Residential	3,066,166	930,296	1,298,401	5,294,863	61,804,768	67,099,631	—
Commercial	1,158,560	—	912,084	2,070,644	77,737,193	79,807,837	—

Non Real Estate
Loans:
Commercial & Industrial	49,248	102	23,296	72,646	10,625,959	10,698,605	3,833
Consumer	37,699	—	—	37,699	3,058,499	3,096,198	—

Total	$6,509,785	$974,382	$3,162,023	$10,646,190	$193,509,736	$204,155,926	$3,833

Loan Receivables on Nonaccrual Status

December 31, 2012
Real Estate Loans:
Acquisition
Development & Construction	$1,696,756
Residential	2,276,341
Commercial	1,854,884

Non Real Estate Loans:
Commercial & Industrial	51,462

Total	$5,879,443

Impaired Loans

For the Year Ended December 31, 2013:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With an Allowance Recorded:
Real Estate Loans:
Acquisition, Development & Construction	$—	$—	$—	$—	$—
Residential	230,912	255,718	81,912	257,092	15,642
Commercial	1,232,281	1,242,259	273,282	1,252,184	35,917

Non Real Estate Loans:
Commercial & Industrial	56,721	56,721	56,721	72,968	6,708
Consumer	38,451	38,451	38,451	39,824	3,034

With No Allowance Recorded:
Real Estate Loans:
Acquisition, Development & Construction	769,570	900,458	—	941,350	27,968
Residential	4,814,107	6,077,310	—	6,111,864	268,204
Commercial	2,079,225	2,461,883	—	2,481,121	111,407

Non Real Estate Loans:
Commercial & Industrial	23,575	28,239	—	30,388	854
Consumer	—	—	—	—	—

Total Impaired Loans:
Real Estate Loans:
Acquisition, Development & Construction	769,570	900,458	—	941,350	27,968
Residential	5,045,019	6,333,028	81,912	6,368,956	283,846
Commercial	3,311,506	3,704,142	273,282	3,733,305	147,324

Non Real Estate Loans:
Commercial & Industrial	80,296	84,960	56,721	103,356	7,562
Consumer	38,451	38,451	38,451	39,824	3,034

	$9,244,842	$11,061,039	$450,366	$11,186,791	$469,734

Impaired Loans

For the Year Ended December 31, 2012:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With an Allowance Recorded:
Real Estate Loans:
Acquisition, Development & Construction	$—	$—	$—	$—	$—
Residential	233,602	258,409	84,602	259,719	15,976
Commercial	1,710,558	1,743,509	328,558	1,750,555	85,561

Non Real Estate Loans:
Commercial & Industrial	192,642	201,126	192,642	235,194	17,794

With No Allowance Recorded:
Real Estate Loans:
Acquisition, Development & Construction	2,758,843	2,907,822	—	3,481,609	158,098
Residential	6,106,061	6,525,182	—	6,569,449	349,250
Commercial	5,076,758	5,127,995	—	5,152,175	246,173

Non Real Estate Loans:
Commercial & Industrial	28,404	32,214	—	34,133	1,239
Consumer	—	—	—	—	—

Total Impaired Loans:
Real Estate Loans:
Acquisition, Development & Construction	2,758,843	2,907,822	—	3,481,609	158,098
Residential	6,339,663	6,783,591	84,602	6,829,168	365,226
Commercial	6,787,316	6,871,504	328,558	6,902,730	331,734

Non Real Estate Loans:
Commercial & Industrial	221,046	233,340	192,642	269,327	19,033
Consumer	—	—	—	—	—

	$16,106,868	$16,796,257	$605,802	$17,482,834	$874,091

The Company seeks to assist customers that are experiencing financial difficulty by renegotiating loans within lending regulations and guidelines. The Company makes loan modifications primarily utilizing internal renegotiation programs via direct customer contact that manage customer’s debt exposures held only by the company. Additionally, the Company makes loan modifications with customers who have elected to work with external renegotiation agencies and these modifications provide solutions to customers’ entire debt structures. During the years ended December 31, 2013 and 2012, the concessions granted to certain borrowers included extending the payment due dates, lowering the contractual interest rate, increasing the amortization period, reducing accrued interest, and/or reducing the debt’s face or maturity amount.

Once modified in a troubled debt restructuring, a loan is generally considered impaired until its contractual maturity. At the time of the restructuring, the loan is evaluated for an asset-specific allowance for credit losses. The Company continues to specifically reevaluate the loan in subsequent periods, regardless of the borrower’s performance under the modified terms. If a borrower subsequently defaults on the loan after it is restructured, the Company provides an allowance for credit losses for the amount of the loan that exceeds the value of the related collateral.

The following tables include information about troubled debt restructuring as of December 31, 2013 and 2012. The Bank had $874,000 and $653,000 in troubled debt restructurings that had subsequently defaulted during the years ended December 31, 2013 and 2012, respectively.

Modifications as of December 31, 2013:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructing
Real Estate Loans:
Acquisition, Development & Construction	1	$147,769	$133,472
Residential	6	945,425	829,461
Commercial	4	3,141,323	2,721,543
Non Real Estate Loans:
Commercial & Industrial	2	165,705	61,133
Consumer	1	40,969	38,451

Total Loans	14	$4,441,191	$3,784,060

Modifications as of December 31, 2012:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructing
Real Estate Loans:
Acquisition, Development & Construction	7	$5,370,455	$2,224,344
Residential	6	4,367,841	4,250,328
Commercial	5	6,013,675	5,759,343
Non Real Estate Loans:
Commercial & Industrial	3	255,654	178,526

Total Loans	21	$16,007,625	$12,412,541

Note E – Bank Premises and Equipment –

Bank premises and equipment costs and the related accumulated depreciation at December 31, 2013 and 2012, are as follows:

	2013
	Asset Cost	Accumulated Depreciation	Net
Land	$2,126,057	$—	$2,126,057
Bank Premises	9,184,752	4,398,525	4,786,227
Furniture and Equipment	5,545,246	4,364,749	1,180,497

	$16,856,055	$8,763,274	$8,092,781

	2012
	Asset Cost	Accumulated Depreciation	Net
Land	$2,126,057	$—	$2,126,057
Bank Premises	9,216,945	4,127,748	5,089,197
Furniture and Equipment	5,920,463	4,349,134	1,571,329

	$17,263,465	$8,476,882	$8,786,583

The provision for depreciation charged to net occupancy and equipment expense was $758,994 and $836,480 for the years ended December 31, 2013 and 2012, respectively.

Note F – Deposits –

Following is a detail of deposits at December 31, 2013 and 2012:

	2013	2012
Noninterest Bearing	$76,063,176	$74,229,362
NOW and Interest Bearing Checking Accounts	65,758,052	58,211,393
Money Market Accounts	35,413,942	42,293,050
Savings Accounts	29,808,413	26,991,414
Time Deposits Under $100,000	25,815,348	30,491,017
Time Deposits Over $100,000	42,225,914	44,734,021

	$275,084,845	$276,950,257

Approximately 64% of Time Deposits as of December 31, 2013 have stated maturity dates during 2014. Approximately 26% of the time deposits have stated maturity dates from 2015 through 2016.

Interest expense on time deposits over $100,000 for the years ended December 31, 2013 and 2012, amounted to $488,000 and $852,000, respectively.

Public fund deposits at December 31, 2013 and 2012, were $85,660,592 and $84,397,856, respectively.

Note G – Stockholders’ Equity and Regulatory Matters –

Stockholders’ Equity of the Company includes the undistributed earnings of the Bank. Dividends are paid by the Company from its assets which are provided primarily by dividends from the Bank. Dividends are payable only out of retained earnings and current earnings of the Company. Certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends. Louisiana statutes require approval to pay dividends in excess of a state bank’s earnings in the current year plus retained net profits for the preceding year.

The Company and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines involving quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and the Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios. As detailed below, as of December 31, 2013 and 2012, the

Company and the Bank met all of the capital adequacy requirements to which they are subject. As of December 31, 2013 and 2012, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the most recent notification that management believes have changed the prompt corrective action category. Following is a summary of capital ratios of the Bank at December 31, 2013 and 2012. The ratios presented for the Bank do not differ from ratios for the Company (consolidated) at December 31, 2013 and 2012.

	Actual Ratios	Required For Capital Adequacy Purposes	To Be Well Capitalized Under Prompt Corrective Action Provisions
As of December 31, 2013:
Total Capital (to Risk-Weighted Assets)	21.36%	8.00%	10.00%
Tier I Capital (to Risk-Weighted Assets)	20.30%	4.00%	6.00%
Tier I Leveraged Capital (to Average Assets)	11.16%	4.00%	5.00%

As of December 31, 2012:
Total Capital (to Risk-Weighted Assets)	17.83%	8.00%	10.00%
Tier I Capital (to Risk-Weighted Assets)	16.55%	4.00%	6.00%
Tier I Leveraged Capital (to Average Assets)	10.15%	4.00%	5.00%

Under current regulations, the Bank is limited in the amount it may loan to its Parent. Loans to the Parent may not exceed 10% of the Bank’s capital and surplus. There were no loans outstanding at December 31, 2013 or 2012.

Note H – Profit Sharing Plan –

The Bank provides a profit sharing plan for its employees and makes annual contributions at the discretion of the Board of Directors. The maximum allowable annual contribution to the plan is 15% of eligible participants’ total earnings with the allowable addition to an individual participant’s account limited to the lesser of $30,000 or 25% of participant’s annual compensation. The Company made contributions to the plan totaling $103,000 and $102,000 for the years ended December 31, 2013 and 2012, respectively.

The Bank established a deferred compensation plan during 2008 covering specific members of executive management. The liability in association with this plan included in other liabilities totaled $435,306 and $467,306 as of December 31, 2013 and 2012, respectively.

Note I – Other Operating Expenses –

An analysis of Other Operating Expenses for the years ended December 31, 2013 and 2012 is as follows:

	2013	2012
Armored Car and Courier Service	$28,301	$29,714
Ad Valorem Taxes	162,668	168,102
Advertising and Promotions	370,493	346,470
Data Processing	594,264	679,388
Service Charges—Other Institutions	445,448	476,049
Directors Fees	202,350	216,000
Legal and Professional Fees	542,407	698,996
Insurance	125,158	129,985
Office Supplies, Stationery, Printing	126,617	150,088
Postage	95,244	87,334
Regulatory Assessments	524,716	959,915
Telephone Expenses	191,696	244,498
Other	391,496	372,382

	$3,800,858	$4,558,921

Note J – Income Taxes –

The Company recognized income tax expense in the amount of $83,929 and $36,263 for the years ended December 31, 2013 and 2012, respectively. Following is a reconciliation between income tax expense based on the federal statutory tax rates and income taxes reported in the statements of income.

	2013	2012
Income Taxes (Benefit) based on Statutory Rate—34%	$672,422	$663,350
Tax Exempt Income	(601,943)	(639,164)
Other—Net	13,450	12,077

	$83,929	$36,263

The components of the provision for income taxes are:
Provision for Current Taxes	$1,023	$395,114
Provision (Credit) for Deferred Taxes	82,906	(358,851)

	$83,929	$36,263

The deferred tax provision (credit) consists of the following timing differences:

Stock Dividends	$4,352	$5,100
Interest Income on Non-Accrual Loans	(1,372)	29,254
Provision for Loan Losses	385,031	298,257
Depreciation Expense	(155,716)	(159,157)
Deferred Compensation Expense	10,880	20,672
Writedowns of Other Real Estate	74,650	(49,155)
Alternative Minimum Tax Credt Carryforward	(1,025)	(395,112)
Charitable Contribution Carryfoward	(1,816)	(2,361)
Net Operating Loss Carryforward	(232,078)	(106,349)

Provision (Credit) for Deferred Taxes	$82,906	$(358,851)

A net deferred tax asset of $352,734 is included in other assets at December 31, 2013. A net deferred tax liability of $1,162,638 is included in other liabilities at December 31, 2012. The Bank had net operating loss carryforwards totaling approximately $2.5 million at December 31, 2013 available to offset future taxable income.

The net deferred tax asset (liability) consists of the following components at December 31, 2013 and 2012:

	2013	2012
Deferred Tax Liabilities:
Stock Dividends	$(279,616)	$(275,264)
Depreciation	(774,554)	(930,270)
Unrealized Gain on Securities Available for Sale	(414,784)	(2,013,062)

	(1,468,954)	(3,218,596)
Deferred Tax Assets:
Net Operating Loss Carryforward	851,769	619,691
Alternative Minimum Tax Credt Carryforward	396,137	395,112
Charitable Contribution Carryfoward	4,177	2,361
Interest on Non-Accrual Loans	97,650	96,278
Provision for Loan Losses	245,389	630,420
Writedowns of Other Real Estate	78,562	153,212
Deferred Compensation Plan	148,004	158,884

	1,821,688	2,055,958

Net Deferred Tax Asset (Liability)	$352,734	$(1,162,638)

Note K – Commitments –

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers consisting of commitments to extend credit. These commitments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. In the normal course of business the Bank has made commitments to extend credit of approximately $45 million and $34 million at December 31, 2013 and 2012, respectively. Commitments generally have fixed expiration dates and may expire without being drawn upon. Therefore, the total commitment amount does not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk and collateralization policy involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank had total unfunded letters of credit of $170,000 and $254,000 as of December 31, 2013 and 2012, respectively.

The Bank has entered into leasing agreements for several of its banking sites. These agreements, which are treated as operating leases, expire in various years through 2015, and contain various renewal options. Amounts charged to net occupancy and equipment expense on these leases amounted to approximately $132,000 and $143,000 for the years ended December 31, 2013 and 2012, respectively. Future minimum rental payments required during 2014 and 2015 under these operating leases totaled $122,593 and $55,430, respectively.

Note L – Concentrations of Credit –

Most of the Bank’s business activities are with customers in the Bank’s market area, which consists primarily of East and West Baton Rouge and adjacent parishes. The majority of such customers are depositors of the Bank. The concentrations of credit by type of loan are shown in Note D. Most of the Bank’s credits are to individuals and small businesses secured by real estate. The Bank, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of legal lending limits. Included in Cash and Cash Equivalents and Federal Funds Sold are amounts deposited in various institutions which may, periodically, exceed the federally insured amount.

Note M – Borrowings –

The Bank maintains an open line of credit with a correspondent bank to assist in maintaining short-term liquidity. This agreement provides for interest based upon the federal funds rate on outstanding balances. The line was unfunded at December 31, 2013. Amounts available on the line totaled $15 million at December 31, 2013.

The Bank had outstanding advances from the Federal Home Loan Bank of Dallas. Drawings on the line at December 31, 2013 totaled $56,546,915. Drawings on the line at December 31, 2012 totaled $80,143,731.

The Federal Home Loan Bank of Dallas establishes interest rates at the time an advance is made. Interest rates on outstanding advances at December 31, 2013 range from 1.890% to 3.179%. Throughout 2010 the Bank restructured several of its fixed rate Federal Home Loan Bank advances by replacing them with new advances at lower fixed rates with extended maturity dates. These transactions, which are being accounted for as debt modifications, resulted in capitalized prepayment penalties which are being amortized as interest expense over the life of the new advances. At December 31, 2013 and 2012, respectively, unamortized prepayment penalties in the amount of approximately $199,000 and $404,000 are included in other assets.

The advances are collateralized by the Bank’s investment in Federal Home Loan Bank stock, securities and a blanket lien on qualifying loans. Qualifying loans consist of performing 1-4 family mortgage loans and certain small business, small farm and small agricultural loans.

Maturities on the advances are as follows:

December 31,
2014	$14,507,413
2015	6,722,449
2016	—
2017 and Thereafter	35,317,053

$56,546,915

Note N – Securities Sold Under Repurchase Agreements –

At December 31, 2013 and 2012, the Bank had sold various investment securities with an agreement to repurchase these securities at various times within one year. These securities generally remain under the Bank’s control and are included in securities available for sale. These securities have coupon rates ranging from 3.00% to 5.00% and maturity dates ranging from 2018 to 2038. The related liability to repurchase these securities was $1,816,532 and $1,529,070 at December 31, 2013 and 2012, respectively.

Note O – Contingencies –

In the ordinary course of business, the Company is involved in various legal proceedings. In the opinion of management and counsel, any liability resulting from such proceedings would not have a material adverse effect on the Company’s financial statements.

Note P – Fair Value of Financial Instruments –

Fair Value Disclosures

The Company groups its financial assets and liabilities measured at fair value in three levels. Fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the inputs used to develop those assumptions and measure fair value. The hierarchy requires companies to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1—Includes the most reliable sources, and includes quoted prices in active markets for identical assets or liabilities.

•	Level 2—Includes observable inputs. Observable inputs include inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates) as well as inputs that are derived principally from or corroborated by observable market data by correlation or other means (market-corroborated inputs).

•	Level 3—Includes unobservable inputs and should be used only when observable inputs are unavailable.

Recurring Basis

Fair values of investment securities available for sale were primarily measured using information from a third-party pricing service. This pricing service provides information by utilizing evaluated pricing models supported with market data information. Standard inputs include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and reference data from market research publications.

The following tables present the balance of assets and liabilities measured on a recurring basis as of December 31, 2013 and 2012. The Company did not record any liabilities at fair value for which measurement of the fair value was made on a recurring basis.

Description	Fair Value	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2013
Available-for-Sale:
Collateralized Mortgage Obligations	$18,369,470	$—	$18,369,470	$—
Mortgage-Backed Securities	56,045,024	—	56,045,024	—
Obligations of State and Political Subdivisions	47,099,065	—	47,099,065	—

Total	$121,513,559	$—	$121,513,559	$—

Description	Fair Value	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012
Available-for-Sale:
Collateralized Mortgage Obligations	$35,418,004	$—	$35,418,004	$—
Mortgage-Backed Securities	40,706,348	—	40,706,348	—
Obligations of State and Political Subdivisions	51,228,023	—	51,228,023	—

Total	$127,352,375	$—	$127,352,375	$—

Nonrecurring Basis

The Company has segregated all financial assets and liabilities that are measured at fair value on a nonrecurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. The Company did not record any liabilities at fair value for which measurement of the fair value was made on a non-recurring basis.

The fair value of the impaired loans is measured at the fair value of the collateral for collateral-dependent loans. Impaired loans are Level 2 assets measured using appraisals from external parties of the collateral less any prior liens. Repossessed assets are initially recorded at fair value less estimated costs to sell. The fair value of repossessed assets is based on property appraisals and an analysis of similar properties available. As such, the Bank records repossessed assets as Level 2.

December 31, 2013	Fair Value	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Impaired Loans	$8,794,000	$—	$8,794,000	$—
Repossessed Assets	1,650,000	—	1,650,000	—

Total	$10,444,000	$—	$10,444,000	$—

December 31, 2012
Assets
Impaired Loans	$15,500,000	$—	$15,500,000	$—
Repossessed Assets	4,114,000	—	4,114,000	—

Total	$19,614,000	$—	$19,614,000	$—

Fair Value Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. In accordance with generally accepted accounting principles, certain financial instruments and all non-financial instruments are excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments—For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities—Fair value of securities is based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans—The fair value for loans is estimated using discounted cash flow analyses, with interest rates currently being offered for similar loans to borrowers with similar credit rates. Loans with similar classifications are aggregated for purposes of the calculations. The allowance for loan losses, which was used to measure the credit risk, is subtracted from loans.

Cash Value of Life Insurance—The carrying amount is a reasonable estimate of fair value.

Deposits—The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using discounted cash flow analyses, with interest rates currently offered for deposits of similar remaining maturities.

Borrowings—The fair value of FHLB advances is estimated using the rates currently offered for advances of similar maturities.

Commitments to Extend Credit and Standby Letters of Credit—The fair values of commitments to extend credit and standby letters of credit do not differ significantly from the commitment amount and are therefore omitted from this disclosure.

The estimated approximate fair values of the Bank’s financial instruments as of December 31, 2013 and 2012 are as follows:

	2013		2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:
Cash and Short-Term Investments	$70,994,000	$70,994,000	$49,678,000	$49,678,000
Securities	124,345,000	124,345,000	131,189,000	131,189,000
Loans-Net	171,679,000	176,641,000	203,837,000	210,569,000
Cash Value of Life Insurance	4,559,000	4,559,000	4,425,000	4,425,000

	$371,577,000	$376,539,000	$389,129,000	$395,861,000

Financial Liabilities:
Deposits	$275,084,000	$275,527,000	$276,950,000	$277,720,000
Borrowings	58,364,000	61,286,000	81,673,000	86,719,000

	$333,448,000	$336,813,000	$358,623,000	$364,439,000

Note Q – Other Matters –

On December 21, 2011, the Bank entered into a Consent Order (“Order”) with the Federal Deposit Insurance Corporation (FDIC) and the Louisiana Office of Financial Institutions (OFI). Pursuant to the Order, the Bank agreed, among other things, to 1) reduce its classified assets, 2) reduce its concentrations in commercial real estate lending, 3) improve liquidity, contingency funding, interest rate risk, and asset liability management, 4) revise its strategic plan, and 5) maintain certain capital ratios. The Bank also agreed under the Consent Order that it not declare or pay any cash dividends without the prior written consent of the Regional Director of the FDIC and the OFI. The Consent Order was terminated effective February 15, 2013.

Note R – Subsequent Events –

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through March 19, 2014, the date which the financial statements were available to be issued. This evaluation did not result in any subsequent events that required disclosures and/or adjustments under general accounting standards.

Note S – Financial Statements – Parent Company Only –

The balance sheets and statements income for American Gateway Financial Corporation (Parent Company) are as follows:

BALANCE SHEETS

December 31, 2013 and 2012

	2013	2012
Assets:
Cash	$5,179	$5,179
Investment in Subsidiary	41,370,330	42,797,041
Dividend Receivable from Subsidiary	54,486	—

Total Assets	$41,429,995	$42,802,220

Liabilities:
Accrued Dividends Payable	$54,486	$—
Stockholders’ Equity:
Common Stock	2,179,440	2,179,440
Surplus	8,560,224	8,560,224
Retained Earnings	30,635,845	32,062,556

Total Stockholders’ Equity	41,375,509	42,802,220

Total Liabilities and Stockholders’ Equity	$41,429,995	$42,802,220

STATEMENTS OF INCOME

for the years ended December 31, 2013 and 2012

	2013	2012
Dividends from Subsidiary	$217,944	$—
Equity in Undistributed Net Income of Subsidiary	1,675,834	1,914,761

Net Income	$1,893,778	$1,914,761

Appendix A

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

BUSINESS FIRST BANCSHARES, INC.

BATON ROUGE, LOUISIANA

AMERICAN GATEWAY FINANCIAL CORPORATION

PORT ALLEN, LOUISIANA

AND

B1B INTERIM CORPORATION

BATON ROUGE, LOUISIANA

DATED AS OF JULY 23, 2014

A-i

A-ii

EXHIBITS
FORM OF BANK MERGER AGREEMENT	EXHIBIT A
FORM OF VOTING AGREEMENT	EXHIBIT B
FORM OF NON-COMPETITION AGREEMENT	EXHIBIT C
FORM OF RELEASE	EXHIBIT D

CONFIDENTIAL SCHEDULES

A-iii

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of July 23, 2014, by and among Business First Bancshares, Inc., a Louisiana corporation and registered bank holding company (“BFB”); American Gateway Financial Corporation, a Louisiana corporation and registered bank holding company (“AGFC”); and B1B Interim Corporation, a Louisiana corporation and wholly-owned subsidiary of BFB (the “Merger Subsidiary”).

WITNESSETH:

WHEREAS, BFB owns all of the issued and outstanding shares of capital stock of Business First Bank, a Louisiana state non-member bank based in Baton Rouge, Louisiana (“BF Bank”);

WHEREAS, AGFC owns all of the issued and outstanding shares of capital stock of American Gateway Bank, a Louisiana state non-member bank based in Baton Rouge, Louisiana (“AG Bank”);

WHEREAS, the respective boards of directors of AGFC and BFB have determined that it is desirable and in the best interests of their respective companies and shareholders to enter into a strategic business combination through the merger (the “Merger”) of the Merger Subsidiary with and into AGFC on the terms and subject to the conditions set forth in this Agreement, followed by the merger of AGFC with and into BFB;

WHEREAS, for federal income tax purposes, the parties intend that the Merger be treated and qualify as a tax-free reorganization within the meaning of the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder, with this Agreement being adopted as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations;

WHEREAS, the parties intend that, following the Merger, AG Bank will merge with and into BF Bank, with BF Bank surviving the merger, on the terms and subject to the conditions set forth in the Agreement and Plan of Merger attached hereto as Exhibit A (the “Bank Merger Agreement”);

WHEREAS, the respective boards of directors of AGFC and BFB have approved this Agreement and the transactions contemplated by this Agreement; and

WHEREAS, as a condition and inducement to BFB’s willingness to enter into this Agreement, each director and executive officer of AGFC and AG Bank have executed and delivered to BFB (i) an agreement to vote in favor of the Merger at any AGFC shareholders’ meeting called for the purpose of considering such matter, and (ii) a non-competition and confidentiality agreement.

NOW, THEREFORE, in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good, valuable and lawful consideration and cause, the receipt, sufficiency and validity of which are hereby acknowledged, the parties agree as follows:

ARTICLE I.

DEFINITIONS; INTERPRETATION

Section 1.01 Definitions. In this Agreement, unless the context otherwise requires or unless other specifically provided in this Agreement:

“Acquisition Agreement” is defined in Section 9.04D.

“Acquisition Proposal” is defined in Section 9.04E.

“Acquisition Transaction” is defined Section 9.04F.

“Adjusted BFB Tangible Equity Capital Per Share” is defined in Section 2.05C.

“Affiliate” means, with respect to any Entity, any other Entity that directly or indirectly controls, is controlled by or is under common control with such Entity. For purposes of this definition, the term “control” means the power to direct the management of such Entity through voting rights, ownership or contractual obligations.

“Affiliated Group” means any affiliated group within the meaning of Code Section 1504(a).

“AGFC” is defined in the Preamble.

“AGFC Audited Statements” is defined in Section 5.05.

“AG Bank” is defined in the Recitals.

“AG Bank Call Report” is defined in Section 5.06.

“AGFC Board” means the Board of Directors of AGFC.

“AGFC Contract” is defined in Section 5.13.

“AGFC Employees” is defined in Section 7.12A.

“AGFC Employee Plan” is defined in Section 5.28.

“AGFC Financial Statements” is defined in Section 5.05.

“AGFC Intellectual Property” is defined in Section 5.17A.

“AGFC Meeting” is defined in Section 7.03A.

“AGFC Personal Property” is defined in Section 5.11.

“AGFC Real Property” is defined in Section 5.10A.

“AGFC Shareholder Approval” is defined in Section 7.03A.

“AGFC Stock” means the common stock of AGFC.

“AGFC Tangible Equity Capital” is defined in Section 2.05C(ii).

“AGFC Unaudited Statements” is defined in Section 5.05.
“Aggregate Cash Consideration” is defined in Section 2.05C.

“Aggregate Merger Consideration” is defined in Section 2.05C.

“Agreement” is defined in the Preamble.

“AJCA” means the American Jobs Creation Act of 2004, as amended.

“Banking Laws” is defined in Section 4.04A.

“Bank Merger” is defined in Section 2.01.

“Bank Merger Agreement” is defined in the Recitals.

“Bankruptcy Exception” means any limitation imposed by any bankruptcy, insolvency, fraudulent conveyance, reorganization, receivership, moratorium or similar law affecting creditors’ rights and remedies generally and, with respect to enforceability, by general principles of equity, including principles of commercial reasonableness, good faith and fair dealing, regardless of whether enforcement is sought in a proceeding at law or in equity.

“Business Day” means any day other than a Saturday, a Sunday or a day on which Louisiana state banks are authorized or required to be closed.

“BFB” is defined in the Preamble.

“BFB Audited Statements” is defined in Section 4.05.

“BF Bank” is defined in the Recitals.

“BF Bank Call Report” is defined in Section 4.06.

“BFB Board” means the Board of Directors of BFB.

“BFB Common Stock” means the common stock of BFB, par value $1.00 per share.

“BFB Contracts” is defined in Section 4.13.

“BFB Employee Plan” is defined in Section 4.17.

“BFB Expenses” is defined in Section 9.04A(i).

“BFB Financial Statements” is defined in Section 4.05.

“BFB Intellectual Property” is defined in Section 4.17A.

“BFB Personal Property” is defined in Section 4.11.

“BFB Real Property” is defined in Section 4.10A.

“BFB Tangible Equity Capital” is defined in Section 2.05C(ii).

“BFB Unaudited Statements” is defined in Section 4.05.

“Certificate” is defined in Section 2.09A.

“Change in Recommendation” is defined in Section 7.03A.

“Closing” is defined in Section 3.01.

“Closing Date” is defined in Section 3.01.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Constituent Documents” means, with respect to any Entity, its certificate or articles of incorporation, bylaws and any similar charter or other organizational documents.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or similar state law, and (v) under corresponding or similar provisions of foreign laws or regulations.

“Disclosing Party” is defined in Section 7.07A.

“Effective Time” is defined in Section 3.04.

“Entity” means any corporation, firm, unincorporated organization, association, partnership, limited liability company, trust (inter vivos or testamentary), estate of a deceased, insane or incompetent individual, business trust, joint stock company, joint venture or other organization, entity or business, whether acting in an individual, fiduciary or other capacity, or any Governmental Authority.

“Environmental Laws” means the Legal Requirements now or hereafter in effect, relating to pollution, preservation, remediation or protection of the environment, natural resources, human health or safety, or Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq.; the Hazardous Materials Transportation Authorization Act, as amended, 49 U.S.C. § 5101, et seq.; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. § 6901, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1201, et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601, et seq.; the Clean Air Act, 42 U.S.C. § 7401, et seq.; and the Safe Drinking Water Act, 42 U.S.C. § 300f, et seq.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” with respect to an Entity means any other Entity that, together with such first Entity, would be treated as a single employer under Section 414 of the Code.

“Exchange Agent” means the Entity designated by BFB to effect the exchange of AGFC Stock for the Aggregate Merger Consideration. Unless otherwise designated, the Exchange Agent will be BF Bank.

“FDIA” means the Federal Deposit Insurance Act, as in effect on the date of this Agreement.

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States.

“Governmental Authority” means any governmental body, whether administrative, executive, judicial, legislative, police, regulatory, or taxing, including any international, federal, state, territorial, county, municipal or other government or governmental agency, arbitrator, authority, board, body, branch, bureau, or comparable agency or Entity, commission, corporation, court, department, instrumentality, mediator, panel, system or other political unit or subdivision or other Entity of any of the foregoing.

“Hazardous Material” means any pollutant, contaminant, chemical, or toxic or hazardous substance, constituent, material or waste, or any other chemical, substances, constituent or waste including, without limitation, (i) any petroleum or petroleum products, natural gas, or natural gas products, radioactive materials, asbestos, mold, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing levels of polychlorinated biphenyls, and radon gas; (ii) any chemicals, materials, waste or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Laws; and (iii) any other chemical, material, waste or substance which is in any way regulated as hazardous or toxic by any Governmental Authority, including mixtures thereof with other materials, and including any regulated building materials such as asbestos and lead; provided, however, that “Hazardous Material” does not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of the business of a party or its Subsidiary in compliance with all Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

“Indemnified Party” is defined in Section 7.17A.

“IRS” means the Internal Revenue Service.

“Knowledge,” “knowledge” or any variation thereof means the actual knowledge of the Person, which if an Entity, means the actual knowledge of its board of directors and senior executive officers, after reasonable due inquiry.

“LBCL” means the Louisiana Business Corporation Law, La. Rev. Stat. §§12:1 et seq.

“Legal Requirement” means collectively, with respect to a Person, any (i) federal, state, local, municipal or other constitution, law, ordinance, principle of common law, code, rule, regulation, statute, treaty, or administrative pronouncement having the force of law, (ii) any order, judgment, decree, decision, ruling, writ, assessment, charge, stipulation, injunction or other determination of any Governmental Authority, or any arbitration award entered into by an arbitrator, in each case having competent jurisdiction to render such, or (iii) other similar requirement enacted, adopted or promulgated by any Governmental Authority, in each case, that is binding upon or applicable to such Person, as amended, unless expressly specified otherwise.

“Lien” means any mortgage, lien (statutory or other) or encumbrance, or other security agreement, arrangement or interest, hypothecation, pledge or other deposit arrangement, assignment, charge, levy, executory seizure, attachment, garnishment, encumbrance (including any unallocated title reservations or any other title matters which impairs marketability of title), conditional sale, title retention or other similar agreement, arrangement, device or restriction, preemptive or similar right, any financing lease involving substantially the same economic effect as any of the foregoing, the filing of any financing statement under the Uniform Commercial Code or comparable Legal Requirement of any jurisdiction, restriction on sale, transfer, assignment, disposition or other alienation, or any option, equity, claim or right of or obligation to, any other Person, of whatever kind and character.

“Loan” is defined in Section 4.20A.

“Material Adverse Change” means any event, change, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a material and adverse effect on the financial condition, assets, capitalization, management, business, or results of operations of such party and its Subsidiaries, taken as a whole, or the ability of such party to timely perform its obligations under this Agreement, except for any such effects resulting from: (a) changes in general economic or political conditions or the securities or financial markets in general; (b) acts of terrorism, war (whether or not declared) or armed conflicts; (c) changes in GAAP; (d) changes occurring generally in the banking industry; (e) any action taken by a party in accordance with this Agreement or the transactions contemplated by this Agreement (or the announcement thereof to third parties or the public in accordance with the terms of this Agreement) or as required by law; or (f) changes in laws after the date of this Agreement; provided, in the case of clauses (a), (b), (c), (d) or (f), except to the extent that any such change has had, or is reasonably likely to have, a materially disproportionate effect on such party and its Subsidiaries, taken as a whole, relative to other Entities in the banking industry in Louisiana.

“Merger” is defined in the Recitals.

“Merger Subsidiary” means B1B Interim Corporation.

“Notice Period” is defined in Section 9.01E.

“Ownership Limitation” is defined in Section 2.05E.

“Party” or “parties” means BFB, AGFC, and the Merger Subsidiary.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Person” means any natural individual or any Entity.

“Proceeding” means any action, claim, demand, lawsuit, assessment, arbitration, judgment, award, decree, order, injunction, prosecution or investigation, or other proceedings before any Governmental Authority or arbitration.

“Proxy Statement/Prospectus” is defined in Section 7.03B.

“RAP” means regulatory accounting principles.

“Recipient Party” is defined in Section 7.07A.

“Representatives” means, with respect to any Person, its directors, officers, employees, members, partners, shareholders, agents, representatives or advisers (including attorneys, accountants, insurers, rating agencies, consultants, bankers and financial advisers).

“Requisite Regulatory Approvals” is defined in Section 7.09.

“S-4 Registration Statement” is defined in Section 7.03B.

“Schedules” means the disclosure schedules supplementing the representations and warranties made by the parties under this Agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“Subject Information” is defined in Section 7.07A.

“Subsidiary” has the meaning ascribed to that term in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission.

“Superior Proposal” is defined in Section 9.04G.

“Surviving Bank” is defined in Section 2.01.

“Surviving Corporation” is defined in Section 2.01.

“Tax” and “Taxes” mean all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value added, stamp, documentation, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” is defined in Section 9.04A(i).

“Terminating Employee(s)” is defined in Section 7.21.

“Treasury Regulation” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury under the Code.

“Treasury Shares” means all shares of AGFC Stock that are owned, directly or indirectly, by AGFC or AG Bank, other than (i) shares of AGFC Stock held, directly or indirectly, in trust or managed accounts or otherwise held in a fiduciary capacity that are beneficially owned by third parties and (ii) shares of AGFC Stock held in respect of a debt previously contracted.

Section 1.02 Interpretation. The table of contents, headings and captions contained in this Agreement are for convenience of reference only and in no way define, describe, extend, or limit the scope or intent of this Agreement or any provision of this Agreement. When a reference is made in this Agreement to the Preamble or Recitals or a Section or Schedule, such reference is to the Preamble or Recitals to, a Section of, or Schedules to this Agreement unless otherwise indicated. Any agreement, instrument or statute defined or referred to in this Agreement or in any agreement or instrument that is referred to in this Agreement means such agreement, instrument or statute in effect as of the date of this Agreement unless the context in which the agreement, instrument or statute is used expressly provides otherwise. References to a Person are also to its successors and permitted assigns. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of the Agreement. Each use of the masculine, feminine or neuter gender is deemed to include the other genders, and each use of the plural is deemed to include the singular, and vice versa, in each case as the context requires. This Agreement is the product of negotiation by the parties, having assistance of counsel and other advisors. The parties intend that this Agreement not be construed more strictly with regard to one party than with regard to the other. No provision of this Agreement is to be construed to require, directly or indirectly, any Person to take any action, or omit to take any action, which action or omission would violate any Legal Requirement. All references to days in this Agreement are to calendar days, unless the context expressly otherwise provides, except that any time period provided for in this Agreement that will end on a day other than a Business Day will extend to the next Business Day.

ARTICLE II.

THE MERGER

Section 2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, the Merger Subsidiary will merge with and into AGFC in accordance with the LBCL. AGFC will be the surviving corporation in the Merger (“Surviving Corporation”) and will continue its corporate existence under the LBCL. At the Effective Time, the separate corporate existence of the Merger Subsidiary will cease. Following the Merger, BFB will cause (i) the merger of AGFC with and into BFB, with BFB as the surviving corporation; and (ii) the merger of AG Bank with and into BF Bank (“Bank Merger”), with BF Bank as the surviving bank in the Bank Merger (“Surviving Bank”), on the terms and subject to the conditions set forth in the Bank Merger Agreement.

Section 2.02 Effects of the Merger. At the Effective Time, the Merger will have the effects set forth in Section 115 of the LBCL and this Agreement. Without limiting the generality of and subject to the foregoing, all of the property, rights, privileges, powers and franchises of the Merger Subsidiary will vest in AGFC, and all debts, liabilities, obligations, restrictions and duties of Merger Subsidiary will become the debts, liabilities, obligations, restrictions and duties of AGFC. The name of the Surviving Corporation will be “American Gateway Financial Corporation.”

Section 2.03 Constituent Documents. At the Effective Time and until thereafter changed in accordance with any Legal Requirement or the Constituent Documents of the Surviving Corporation, the Constituent Documents of the Surviving Corporation will be the Constituent Documents of AGFC as in effect at the Effective Time.

Section 2.04 Directors and Executive Officers. At the Effective Time and until thereafter changed in accordance with applicable law or the Constituent Documents of the Surviving Corporation, the members of the board of directors of BFB at the Effective Time shall be the board of directors of the Surviving Corporation. At the Effective Time and until thereafter changed in accordance with applicable law or the Constituent Documents of the Surviving Corporation, the senior officers of BFB immediately prior to the Effective Time shall be the senior officers of the Surviving Corporation.

Section 2.05 Merger Consideration. At the Effective Time, by virtue of this Agreement and without any further action on the part of any shareholder of BFB or AGFC:

A. All shares of AGFC Stock, other than Treasury Shares, will be cancelled and converted into the right to receive the consideration described in Section 2.05C-Section 2.05F.

B. All of the issued and outstanding shares of common stock of the Merger Subsidiary will remain issued and outstanding as the stock of the Surviving Corporation.

C. Subject to Section 2.05D, Section 2.05E, Section 2.05F and Section 8.02G below, the 217,944 shares of AGFC Stock outstanding immediately prior to the Effective Time (which excludes Treasury Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and represent the right to receive (i) an aggregate of $2,179,440 in cash (the “Aggregate Cash Consideration”), being $10.00 per share, and (ii) an aggregate number of shares of BFB Common Stock (the “Aggregate Stock Consideration”) equal to the following:

The Aggregate Cash Consideration together with the Aggregate Stock Consideration equals the “Aggregate Merger Consideration.” At the Effective Time, all shares of AGFC Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent only the right to receive the allocable portion of the Aggregate Merger Consideration. For purposes of this Agreement, the terms below are defined as follows:

(i) The “Adjusted AGFC Tangible Equity Capital” shall be an amount equal to the difference between (a) 1.12 times the AGFC Tangible Equity Capital (as defined below) determined by AGFC in consultation with BFB as of the date that is ten (10) days prior to the Closing Date, and (b) $2,179,440;

(ii) The “Adjusted BFB Tangible Equity Capital Per Share” shall be an amount equal to 1.175 times the quotient of (a) the BFB Tangible Equity Capital (as defined below) determined by BFB in consultation with AGFC as of the date that is ten (10) days prior to the Closing Date, divided by (b) the number of issued and outstanding shares of BFB Common Stock determined as of the date that is ten (10) days prior to the Closing Date.

(iii) The “AGFC Tangible Equity Capital” or “BFB Tangible Equity Capital” shall equal the sum of the capital stock, surplus and undivided profits of the applicable company, as determined by AGFC in consultation with BFB or by BFB in consultation with AGFC, as the case may be, on a consolidated basis in accordance with GAAP, consistently applied, and excluding any intangible assets and the effect of any unrealized gains or losses on available-for-sale securities, as calculated on a date within ten (10) days prior to the Closing Date. For purposes of calculating AGFC Tangible Equity Capital or BFB Tangible Equity Capital, the applicable company shall include, as applicable, deductions made for certain extraordinary items related to the Merger, this Agreement and the transactions contemplated hereby that have not been paid or accrued by it prior to the Closing Date, including reductions for (a) the after-tax amount of all costs and expenses related to the Merger, this Agreement and the transactions contemplated hereby (including, without limitation, any professional fees), and (b) the after-tax amount of any fees and commissions payable to any broker, finder, financial advisor or investment banking firm in connection with this Agreement and the transactions contemplated hereby, and with respect to AGFC only, fifty percent (50%) of (1) the after-tax amount of any premium or additional cost incurred to provide for the continuation of certain insurance policies of AGFC pursuant to Section 7.18, (2) the after-tax amount of any contract termination fees, penalty or liquidated damages associated with the termination of AGFC’s contracts with any third-party provider of electronic banking and data processing services prior to or following the Closing Date; (3) the after-tax amount of the accrual through the Closing Date in accordance with GAAP, and confirmed by a third-party consultant of BFB, of any future benefit payments due by AGFC or AG Bank under any salary continuation, deferred compensation or other similar agreements of AGFC or AG Bank, (4) the after-tax amount of any cost to fully fund and liquidate any AGFC Employee Plan and to pay all related expenses and fees to the extent such termination is requested by BFB, and (5) the after-tax amount of any payments to be made pursuant to any existing employment, change in control, salary continuation, deferred compensation, phantom stock award agreement or other similar arrangement, or severance, noncompetition, retention or bonus arrangement between AGFC or AG Bank and any other Person, including, without limitation, those payments provided for in Section 7.20 and Section 7.21; provided, however, that if the aggregate after-tax amount of the foregoing items (1) through (5) above exceeds $714,000, then the AGFC Tangible Equity Capital shall be reduced by 100% of the after-tax amount of such costs, expenses and payments, as applicable, in excess of $714,000, in the aggregate. For purposes of this Section 2.05C(iii), all after-tax amounts shall be calculated using an assumed tax rate of 35.0%.

D. Notwithstanding anything in this Agreement to the contrary, BFB will not issue any fractional shares of BFB Common Stock otherwise issuable pursuant to the Merger. In lieu of the issuance of any such fractional shares, BFB shall pay to each former holder of AGFC Stock otherwise entitled to receive such fractional share an amount of cash equal to the product of (i) the fraction of a share of BFB Common Stock that such shareholder would otherwise have been entitled to receive, multiplied by (ii) the Adjusted BFB Tangible Equity Capital Per Share.

E. Notwithstanding anything in this Agreement to the contrary, no single shareholder of AGFC, nor any group of AGFC shareholders deemed to be “acting in concert” as that term is defined in 12 C.F.R. § 225.41 and interpreted under the rules and regulations of the Board of Governors of the Federal Reserve System, will be permitted to own more than 3.0% of the outstanding shares of BFB Common Stock, on a pro forma basis, as a result of the Merger (the “Ownership Limitation”). Each shareholder of AGFC whose ownership, either individually or together with a group deemed to be “acting in concert,” would exceed the Ownership Limitation as a result of the Merger will receive a combination of BFB Common Stock and cash. With respect to each AGFC shareholder who is not part of a group deemed to be “acting in concert” with other AGFC shareholders and whose ownership of BFB Common Stock as a result of the Merger would exceed the Ownership Limitation, such shareholder will receive BFB Common Stock up to the Ownership Limitation in accordance with Section 2.05C above, and the remainder of the Aggregate Merger Consideration that such AGFC shareholder would otherwise be entitled to receive will be paid in cash in an amount equal to the product of (i) the number of shares of BFB Common Stock that such shareholder would otherwise have been entitled to receive, multiplied by (ii) the Adjusted BFB Tangible Equity Capital Per Share. With respect to each AGFC shareholder who is part of a group deemed to be “acting in concert” with other AGFC shareholders whose combined ownership would exceed the Ownership Limitation, the amount of BFB Common Stock that each member of such group will be entitled to receive as a result of the Merger will be determined on a pro rata basis taking into account the relative ownership of the group as a whole, such that the ownership of BFB Common Stock of the group as a whole as a result of the Merger would not exceed the Ownership Limitation. The remainder of the Aggregate Merger Consideration that each such group member would otherwise be entitled to receive will be paid in cash in an amount equal to the product of (i) the number of shares of BFB Common Stock that such shareholder would otherwise have been entitled to receive, multiplied by (ii) the Adjusted BFB Tangible Equity Capital Per Share.

F. Notwithstanding anything in this Agreement to the contrary, any holder of AGFC Stock who strictly complies with the procedural requirements of Section 131 of the LBCL will be entitled to receive payment of the fair cash value of his or her shares of AGFC Stock in lieu the allocable portion of the Aggregate Merger Consideration described in Section 2.05C-Section 2.05E if the Merger is effected upon approval by less than eighty percent of the total voting power of AGFC; provided, however, that if such holder fails in any respect to strictly comply with the procedural requirements of Section 131 of the LBCL, such holder will be entitled only to receive his or her allocable portion of the Aggregate Merger Consideration described in Section 2.05C-Section 2.05E. AGFC will give prompt written notice to BFB of any communications received from any shareholder of AGFC related to the exercise of, or indicating an intent to exercise, dissenting shareholder rights.

G. All Treasury Shares will be canceled and extinguished without any conversion thereof or consideration therefor.

Section 2.06 Anti-Dilutive Adjustment. The aggregate number of shares of BFB Common Stock to be exchanged for each share of AGFC Stock shall be adjusted appropriately to reflect any change in the number of shares of BFB Common Stock by reason of any stock dividends or splits, reclassification, recapitalization or conversion with respect to BFB Common Stock, received or to be received by holders of BFB Common Stock, when the record date or payment occurs prior to the Effective Time.

Section 2.07 Effect on BFB Common Stock. The Merger will have no effect on the shares of BFB Common Stock issued and outstanding immediately prior to the Effective Time.

Section 2.08 Rights as Shareholders; Stock Transfers. At the Effective Time, holders of AGFC Stock will cease to be, and will have no rights as, shareholders of AGFC, other than rights to receive (i) any then unpaid dividend or other distributions on AGFC Stock having a record date before the Effective Time and (ii) allocable portion of the Aggregate Merger Consideration described in Section 2.05C-Section 2.05E upon compliance with the exchange procedures described in Section 2.09. From and following the Effective Time, the stock transfer books of AGFC will be closed, and there will be no transfers on the stock transfer books of AGFC of the shares of AGFC Stock that were outstanding immediately prior to the Effective Time.

Section 2.09 Exchange Procedures.

A. As soon as practicable after the Effective Time, BFB will instruct the Exchange Agent to mail to each record holder of a certificate which immediately prior to the Effective Time represented one or more outstanding shares of AGFC Stock (“Certificate”) a letter of transmittal that will (i) specify that delivery will be effected, and risk of loss and title to the Certificate(s) will pass, only upon delivery of the Certificate(s) to the Exchange Agent, (ii) include instructions for use in surrendering the Certificate(s) in exchange for such holder’s allocable portion of the Aggregate Merger Consideration described in Section 2.05C-Section 2.05E, and (iii) include such other reasonable provisions as BFB may specify and which are consistent with the terms of this

Agreement. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and executed, and such other documents as may reasonably be required by the Exchange Agent or BFB, the holder of such Certificate will be entitled to receive such holder’s allocable portion of the Aggregate Merger Consideration described in Section 2.05C-Section 2.05E. The Exchange Agent will cancel or cause to be cancelled the Certificates surrendered in accordance with this Section 2.09 and will deliver or cause to be delivered the cancelled Certificates to BFB.

B. BFB may withhold all distributions on the shares of BFB Common Stock held by any shareholder prior to the surrender of his or her Certificate(s) in accordance with the exchange procedures described in this Section 2.09. No interest will be paid or will accrue to the holders of the Certificate(s) with respect to the Aggregate Merger Consideration or any distributions on BFB Common Stock withheld in accordance with this paragraph. Subject to the effect of applicable escheat or similar laws, following the proper surrender of a Certificate as described in this Section 2.09, BFB will pay to the holder of such Certificate(s) the amount of any distributions that had been withheld in accordance with this paragraph.

C. Any portion of the Aggregate Merger Consideration that remains unclaimed by the shareholders of AGFC for six (6) months after the Exchange Agent mails the transmittal materials to such shareholders will be returned to the Surviving Corporation upon demand, and holders of Certificate(s) who have not complied with the exchange procedures described in this Section 2.09 will look only to the Surviving Corporation, and not the Exchange Agent, for the payment of their allocable portion of the Aggregate Merger Consideration described in Section 2.05C-Section 2.05E. Notwithstanding anything herein to the contrary, none of BFB, AGFC, or any Exchange Agent will be liable to any former holder of AGFC Stock with respect to any amount delivered in good faith to a public official in accordance with any applicable abandoned property, escheat or similar laws.

D. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by BFB, the posting by such Person of a bond in such reasonable amount as BFB may determine is necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for the lost, stolen or destroyed Certificate the allocable portion of the Aggregate Merger Consideration described in Section 2.05C-Section 2.05E due to such Person under this Agreement.

Section 2.10 Tax Consequences. It is intended by the parties that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code (and any comparable provision of state law), and the parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations.

Section 2.11 Modification of Structure. Notwithstanding any provision of this Agreement to the contrary, BFB may elect, subject to the filing of all necessary applications and the receipt of all required regulatory approvals, to modify the structure of the transactions contemplated hereby so long as (i) there are no material adverse federal income tax consequences to the shareholders of AGFC as a result of such modification, (ii) the consideration to be paid to holders of AGFC Stock under this Agreement is not thereby changed in kind or reduced in amount solely because of such modification and (iii) such modification will not be likely to materially delay or jeopardize receipt of any required regulatory approvals. In the event of such election, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such election.

ARTICLE III.

THE CLOSING AND THE CLOSING DATE

Section 3.01 Time and Place of the Closing and Closing Date. On a date to be determined by BFB and AGFC, which date will be within fifteen (15) days after the receipt of all necessary regulatory, corporate and other approvals and the expiration of all mandatory waiting periods (the “Closing Date”), a meeting (the “Closing”) will take place at which the parties to this Agreement will exchange certificates, letters and other documents to determine whether all of the conditions set forth in Article VIII have been satisfied or waived and whether any condition exists that would permit a party to this Agreement to terminate this Agreement. If no such condition then exists or if no party elects to exercise any right it may have to terminate this Agreement, then and thereupon the appropriate parties will execute such documents and instruments as may be necessary or appropriate to effect the transactions contemplated by this Agreement. The Closing will take place at such time and place as the parties may agree.

Section 3.02 Actions to be Taken at the Closing by BFB. At the Closing, BFB will execute and acknowledge (where appropriate) and deliver or cause to be delivered to AGFC, such documents and certificates necessary to carry out the terms and provisions of this Agreement, including, without limitation, the following (all of such actions constituting conditions precedent to AGFC’s obligations to close hereunder):

A. A certificate, dated as of the Closing Date, executed by the Secretary or an Assistant Secretary of BFB, acting solely in his or her official capacity, certifying (i) the due adoption by the board of directors of BFB of corporate resolutions attached to such certificate authorizing the Merger and the execution and delivery of this Agreement and the other agreements and documents contemplated by this Agreement; (ii) the Constituent Documents of BFB; and (iii) the incumbency and true signatures of those officers of BFB duly authorized to act on its behalf in connection with the Merger and to execute and deliver this Agreement and the other agreements, documents and instruments contemplated by this Agreement;

B. A certificate, dated as of the Closing Date, duly executed by the Chief Executive Officer or other duly authorized executive officer of BFB, acting solely in his official capacity, certifying that the conditions to Closing described in Section 8.03A and Section 8.03B have been satisfied;

C. Evidence reasonably satisfactory to AGFC that all consents and approvals required to be obtained by BFB from third parties to consummate the transactions contemplated by this Agreement, including, but not limited to, those listed in Section 4.09 of the Schedules have been obtained and are in full force and effect; and

D. All other documents required to be delivered to AGFC by BFB under the provisions of this Agreement, and all other documents, certificates and instruments as are reasonably requested by AGFC or its counsel.

Section 3.03 Actions to be Taken at the Closing by AGFC. At the Closing, AGFC will execute and acknowledge (where appropriate) and deliver or cause to be delivered to BFB, such documents and certificates necessary to carry out the terms and provisions of this Agreement, including, without limitation, the following (all of such actions constituting conditions precedent to BFB’s obligations to close hereunder):

A. A certificate, dated as of the Closing Date, executed by the Secretary or an Assistant Secretary of AGFC, acting solely in his official capacity, certifying (i) the due adoption by the board of directors of AGFC of corporate resolutions attached to such certificate authorizing the Merger and the execution and delivery of this Agreement and the other agreements and documents contemplated by this Agreement; (ii) the approval by the shareholders of AGFC of this Agreement and the transactions contemplated by the Agreement; (iii) the Constituent Documents of AGFC; (iv) a true and correct list of record shareholders of AGFC as of the Closing Date; and (v) the incumbency and true signatures of those officers of AGFC duly authorized to act on its behalf in connection with the Merger and to execute and deliver this Agreement and the other agreements, documents and instruments contemplated by this Agreement.

B. A certificate, dated as of the Closing Date, duly executed by the Chief Executive Officer or other duly authorized executive officer of AGFC, acting solely in his official capacity, certifying that the conditions to Closing described in Section 8.02A, Section 8.02B and Section 8.02D have been satisfied;

C. Evidence reasonably satisfactory to BFB that all consents and approvals required to be obtained by AGFC from third parties to consummate the transactions contemplated by this Agreement, including, but not limited to, those listed in Section 5.09 of the Schedules have been obtained and are in full force and effect; and

D. All other documents required to be delivered to BFB by AGFC under the provisions of this Agreement, and all other documents, certificates and instruments as are reasonably requested by BFB or its counsel.

Section 3.04 Effective Time. The Merger will become effective on the date and at the time (the “Effective Time”) following the Closing specified in the Certificate of Merger issued by the Louisiana Secretary of State; provided, however, that the parties will use commercially reasonable efforts to cause the Merger to become effective on the Closing Date.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF BFB

Except as specifically set forth in a Section to the Schedules, BFB makes the following representations and warranties to AGFC as of the date of this Agreement and as of the Closing Date, except with respect to those representations and warranties specifically made as of an earlier date (in which case such representations and warranties are made as of such earlier date).

Section 4.01 Organization and Qualification.

A. BFB is a corporation duly organized, validly existing and in good standing under the laws of the State of Louisiana. BFB is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. BFB has all requisite corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets, including, but not limited to, as now owned, leased or operated, and to enter into and carry out its obligations under this Agreement and all related agreements. BFB is duly qualified to do business in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified. True and complete copies of the Constituent Documents of BFB, as amended to date, have been delivered to AGFC.

B. BF Bank is a state bank duly organized, validly existing and in good standing under the laws of the State of Louisiana. BF Bank has all requisite corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets, including, but not limited to, as now owned, leased or operated. BF Bank is duly qualified to do business in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified. BF Bank is an “insured depositary institution” as defined in the FDIA and applicable regulations thereunder, and its deposits are insured by BF Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments due and owing as of the date of this Agreement required in connection therewith have been paid by BF Bank. True and complete copies of the Constituent Documents of BF Bank, as amended to date, have been delivered to AGFC.

C. The Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Louisiana. The Merger Subsidiary has all requisite corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to enter into and carry out its obligations under this Agreement and all related agreements.

D. Except as disclosed in Section 4.01D of the Schedules, other than BF Bank and the Merger Subsidiary, BFB has no equity interest, direct or indirect, in any bank or corporation or in any other Entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by BFB has not been conducted through any other direct or indirect Subsidiary of BFB. Except as disclosed in Section 4.01D of the Schedules, BF Bank has no equity interest, direct or indirect, in any other bank or corporation or in any other Entity, except as acquired (i) in the ordinary course of business as part of the investment portfolio of BF Bank or (ii) through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by BF Bank has not been conducted through any other direct or indirect Subsidiary of BF Bank.

E. All of the issued and outstanding shares of the common stock of BF Bank and the Merger Subsidiary are owned by BFB, free and clear of any Lien with respect thereto.

Section 4.02 Capitalization.

A. The authorized capital stock of BFB consists of (i) 10,000,000 shares of common stock, par value $1.00 per share, 5,314,925 of which are issued and outstanding, and (ii) 1,000,000 shares of preferred stock, no par value per share, none of which are issued or outstanding. The outstanding shares of BFB Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any Person and have been issued in compliance with applicable securities laws. There are no restrictions applicable to the payment of dividends or other distributions on the shares of the capital stock of BFB, except under any Legal Requirement, and all dividends and other distributions declared prior to the date of this Agreement on BFB Common Stock have been paid. Except as disclosed in Section 4.02A of the Schedules, there are no (i) other outstanding equity securities of any kind or character, or (ii) outstanding subscriptions, contracts, options, convertible securities, preemptive rights, warrants, calls or other agreements or commitments of any kind issued or granted by, binding upon or otherwise obligating BFB to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of BFB. There are no outstanding contractual obligations of BFB to vote or dispose of any shares of the capital stock of BFB. Except as disclosed in Section 4.02A of the Schedules, there are no shareholder agreements, voting trusts or similar agreements relating to the BFB Common Stock to which BFB is a party.

B. The authorized capital stock of BF Bank consists of (i) 10,000,000 shares of common stock, par value $1.00 per share, 3,215,979 of which are issued and outstanding, and (ii) 1,000,000 shares of preferred stock, no par value per share, none of which are issued or outstanding. The outstanding shares of common stock of BF Bank have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any Person and have been issued in compliance with applicable securities laws. There are no restrictions applicable to the payment of dividends or other distributions on the shares of the capital stock of BF Bank, except under any Legal Requirement, and all dividends and other distributions declared prior to the date of this Agreement on the common stock of BF Bank have been paid. There are no (i) other outstanding equity securities of any kind or character, or (ii) outstanding subscriptions, contracts, options, convertible securities, preemptive rights, warrants, calls or other agreements or commitments of any kind issued or granted by, binding upon or otherwise obligating BF Bank to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of BF Bank. There are no outstanding contractual obligations of BF Bank to vote or dispose of any shares of the capital stock of BF Bank. There are no shareholder agreements, voting trusts or similar agreements relating to the common stock of BF Bank to which BF Bank is a party.

C. The authorized capital stock of the Merger Subsidiary consists of 1,000 shares of common stock, par value $1.00 per share, one of which is issued and outstanding.

Section 4.03 Execution and Delivery; No Violation.

A. Each of BFB and the Merger Subsidiary has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of all required regulatory and shareholder approvals, to perform its obligations under this Agreement. Each of BFB and the Merger Subsidiary has taken all requisite corporate action necessary to authorize the execution, delivery and (provided the required regulatory and shareholder approvals are obtained) performance of this Agreement and the other agreements and documents contemplated by this Agreement to which it is a party. This Agreement has been duly and validly executed and delivered by

BFB and the Merger Subsidiary. Assuming due authorization, execution and delivery by AGFC, this Agreement constitutes the legal, valid and binding obligation of BFB and the Merger Subsidiary, enforceable against BFB and the Merger Subsidiary in accordance with its terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

B. Subject to the receipt of any regulatory consents and approvals set forth in Section 4.09 and the expiration of related waiting periods, neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated by this Agreement, constitutes or will constitute: (i) a breach or violation of any provision of the Constituent Documents of BFB or BF Bank; (ii) a violation of any Legal Requirement applicable to BFB, BF Bank or any of their respective properties or assets; or (iii) a breach or violation of, a conflict with, the loss of any benefit under, a default (or an event which, with notice or the lapse of time, or both, would constitute a default) under, an event of termination or cancellation under, an event giving rise to acceleration of the performance required by or rights or obligations under, or an event resulting in the creation of any Lien upon any of the properties or assets of BFB or BF Bank under, any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization to which BFB or BF Bank is a party, or by which it or any of its properties, assets or business activities may be bound or affected.

Section 4.04 Compliance with Laws and Regulatory Filings.

A. Except as disclosed in Section 4.04 of the Schedules, BFB and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any Legal Requirement relating to BFB or any of its Subsidiaries, including all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act, Regulation X, Flood Disaster Protection Act, Home Owners Equity Protection Act, Right to Financial Privacy Act, Unfair, Deceptive or Abusive Acts or Practices and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans (collectively, “Banking Laws”). Neither BFB nor BF Bank have had or suspected any material incidents of fraud or defalcation involving BFB, BF Bank or any of their respective officers, directors or Affiliates during the last two years. Each of BFB and BF Bank has timely and properly filed and maintained in all material respects all requisite Currency Transaction Reports and Suspicious Activity Reports and has systems customarily used by financial institutions of a similar size to BF Bank that are designed to properly monitor transaction activity (including wire transfers).

B. BFB and its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made thereto, that are required to be filed with all Governmental Authorities having supervisory jurisdiction over BFB and its Subsidiaries, and such reports, registrations and statements as finally amended or corrected, are true and correct in all material respects. Except as set forth in Section 4.04B of the Schedules, there is no unresolved violation, criticism or exception by any bank regulatory agency with respect to any report relating to any examinations of BFB or BF Bank.

C. None of BFB or its Subsidiaries, or to the knowledge of BFB, any director, officer, employee, agent or other Person acting on behalf of BFB or any of its Subsidiaries has, directly or indirectly, (i) used any funds of BFB or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of BFB or any of its Subsidiaries, (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of BFB or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of BFB or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for BFB or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for BFB or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury.

D. BF Bank is “well capitalized” (as that term is defined in 12 C.F.R. Section 325.103(b)), and “well managed” (as that term is defined is 12 C.F.R. Section 225.2(s)), and its Community Reinvestment Act of 1977 rating is no less than “satisfactory.” BF Bank has not been informed that its status as “well capitalized,” “well managed” or “satisfactory,” respectively, will change and has no basis for believing that its status will change.

Section 4.05 BFB Financial Statements. BFB has furnished to AGFC true and complete copies of (i) the audited consolidated financial statements of BFB as of and for the years ended December 31, 2013, 2012 and 2011, including balance sheets and the related statements of income, stockholders’ equity and cash flows (collectively, the “BFB Audited Statements”), and (ii) an unaudited balance sheet of BF Bank as of March 31, 2014 and an unaudited statement of income of BF Bank for the three months ended March 31, 2014 (collectively, the “BFB Unaudited Statements” and, together with the BFB Audited Statements, the “BFB Financial Statements”). The BFB Audited Statements and, subject to the absence of footnotes and normal year-end adjustments consistent with past practice that are immaterial in amount and substance, the BFB Unaudited Statements, were prepared in accordance with the books of account and other financial records of BFB and BF Bank, as applicable, and fairly present in all material respects the financial condition, results of operations and cash flows (other than cash flows for the BFB Unaudited Statements) of BFB and BF Bank, as applicable, as of the dates thereof and for the periods covered thereby in accordance with GAAP, applied on a basis consistent during the periods involved. The BFB Financial Statements do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein.

Section 4.06 BF Bank Call Reports. BFB has furnished AGFC with true and complete copies of the Reports of Condition and Income of BF Bank as of and for each period during the year ended December 31, 2013 and as of and for the period ended March 31, 2014 (each, a “BF Bank Call Report”). Each BF Bank Call Report fairly presents, in all material respects, the financial position of BF Bank and the results of its operations at the date and for the period indicated in conformity with the Instructions for the Preparation of Call Reports as promulgated by applicable regulatory authorities. None of the BF Bank Call Reports contain items of special or nonrecurring income or any other income not earned in the ordinary course of business, except as expressly specified therein.

Section 4.07 Undisclosed Liabilities. BFB has not incurred any material liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due (including, without limitation, unfunded obligations under any BFB Employee Plan or liabilities for federal, state or local taxes or assessments or liabilities under any tax sharing agreements between BFB), that is not reflected in or disclosed in the BFB Financial Statements or the BFB Call Reports, except (a) those liabilities and expenses incurred in the ordinary course of business and consistent with prudent business practices since the date of the BFB Financial Statements or the BF Bank Call Reports, respectively or (b) as disclosed in Section 4.07 of the Schedules.

Section 4.08 Proceedings. Except as set forth in Section 4.08 of the Schedules, there are no Proceedings pending or, to the knowledge of BFB, threatened against BFB or any of its Subsidiaries, and BFB has no knowledge of any basis on which any such Proceedings could be brought. Neither BFB nor any of its Subsidiaries is in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any Governmental Authority.

Section 4.09 Consents and Approvals. Except as disclosed in Section 4.09 of the Schedules, no approval, consent, order or authorization of, or registration, declaration or filing with, any Governmental Authority or other third party is required to be made or obtained by BFB or BF Bank in connection with the execution, delivery or performance of this Agreement or to consummate the transactions contemplated by this Agreement.

Section 4.10 Real Property Owned or Leased.

A. Section 4.10A of the Schedules contains a true, correct and complete list of all immovable property owned or leased by BFB or its Subsidiaries, including non-residential other real estate, and the owner or lessee thereof (the “BFB Real Property”). True and complete copies of all deeds and leases for, or other documentation evidencing ownership of or a leasehold interest in, BFB Real Property, title insurance policies for BFB Real Property that is owned by BFB or its Subsidiaries, and all mortgages, deeds of trust and security agreements to which such property is subject have been furnished or made available to AGFC.

B. No lease or deed with respect to any BFB Real Property contains any restrictive covenant that materially restricts the use, transferability or value of such BFB Real Property pertaining to its current primary business purpose.

C. None of the buildings and structures located on any BFB Real Property, nor any appurtenances thereto or equipment therein, nor the operation or maintenance thereof, violates in any manner any restrictive covenants or encroaches on any property owned by others, nor does any building or structure of third parties encroach upon any BFB Real Property, except for those violations and encroachments which in the aggregate could not reasonably be expected to cause a Material Adverse Change on BFB or BF Bank. No condemnation proceeding is pending or, to BFB’s knowledge, threatened, which could reasonably be expected to preclude or materially impair the use of any BFB Real Property in the manner in which it is currently being used.

D. BFB or one of its Subsidiaries has good and indefeasible title to, or a valid and enforceable leasehold interest in, all BFB Real Property, and such interest is free and clear of all liens, including Tax liens, charges, imperfections of title or other encumbrances, except (i) statutory liens for amounts not yet delinquent or which are being contested in good faith through proper proceedings and for which adequate reserves have been provided in the BFB Financial Statements and (ii) easements, covenants, restrictions and other matters of record which do not, individually or in the aggregate, materially adversely affect the use and enjoyment of the relevant immovable property.

E. All buildings and other facilities used in the business of BFB and its Subsidiaries are in adequate condition (ordinary wear and tear excepted) and are free from defects which could reasonably be expected to materially interfere with the current or future use of such facilities consistent with past practices.

Section 4.11 Personal Property. Except as set forth in Section 4.11 of the Schedules, each of BFB and its Subsidiaries has good title to, or a valid leasehold interest in, all movable property, whether corporeal or incorporeal, used in the conduct of its business (the “BFB Personal Property”), free and clear of all liens, charges, imperfections of title or other encumbrances and except (i) statutory liens for amounts not yet delinquent or which are being contested in good faith through proper proceedings and for which adequate reserves have been provided in the BFB Financial Statements and (ii) such other liens, charges imperfections of title and encumbrances as do not individually or in the aggregate materially adversely affect the use and enjoyment of the relevant BFB Personal Property. Subject to ordinary wear and tear, the BFB Personal Property, taken as a whole, is in good operating condition and repair and is adequate for the uses to which it is being put.

Section 4.12 Absence of Certain Changes or Events. Since December 31, 2013, BFB has conducted its business only in the ordinary course and has not, other than in the ordinary course of business and consistent with past practices and safe and sound banking practices or as disclosed in Section 4.12 of the Schedules:

A. Incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due, except deposits taken and federal funds purchased and current liabilities for trade or business obligations, none of which, individually or in the aggregate, result in a Material Adverse Change;

B. Discharged or satisfied any Lien or paid any obligation or liability, whether absolute or contingent, due or to become due;

C. Declared or made any payment of dividends or other distribution to its shareholders, or purchased, retired or redeemed, or obligated itself to purchase, retire or redeem, any of its shares of capital stock or other securities;

D. Issued, reserved for issuance, granted, sold or authorized the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

E. Acquired any capital stock or other equity securities or acquired any equity or ownership interest in any Entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such Person);

F. Mortgaged, pledged or subjected to Lien any of its property, business or assets, tangible or intangible except (i) statutory liens not yet delinquent, (ii) consensual landlord liens, (iii) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purpose for which they are held, (iv) pledges of assets to secure public funds deposits, and (v)those assets and properties disposed of for fair value since the dates of the most recent BFB Financial Statement or BF Bank Call Report;

G. Sold, transferred, leased to others or otherwise disposed of any of its assets (except for assets disposed of for fair value) or canceled or compromised any debt or claim, or waived or released any right or claim (except in conjunction with the settlement of litigation described in Section 4.12L) of material value;

H. Terminated, canceled or surrendered, or received any notice of or threat of termination or cancellation of any contract, lease or other agreement or suffered any damage, destruction or loss (whether or not constituting, or may reasonably be anticipated to result in, a Material Adverse Change covered by insurance), which, in any case or in the aggregate, may reasonably constitute a Material Adverse Change;

I. Disposed of, permitted to lapse, transferred or granted any rights under, or entered into any settlement regarding the breach or infringement of, any United States or foreign license or AGFC Proprietary Right (as defined in Section 4.17) or modified any existing rights with respect thereto;

J. Made any change in the rate of compensation, commission, bonus, vesting or other direct or indirect remuneration payable, or paid or agreed or orally promised to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers, employees or agents, or entered into any employment or consulting contract or other agreement with any director, officer or employee or adopted, amended in any material respect or terminated any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained by it for the benefit of its directors, employees or former employees;

K. Except for improvements or betterments relating to its properties, made any capital expenditures or capital additions or betterments in excess of an aggregate of $50,000;

L. Instituted, had instituted against it, settled or agreed to settle any litigation, action or proceeding before any court or governmental body relating to its property other than routine collection suits instituted by it to collect amounts owed or suits in which the amount in controversy is less than $50,000;

M. Except for the transactions contemplated by this Agreement or as otherwise permitted hereunder, entered into any transaction, or entered into, modified or amended any contract or commitment;

N. Entered into or given any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any Person;

O. Sold, or knowingly disposed of, or otherwise divested itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

P. Made any, or acquiesced with any, change in any accounting methods, principles or material practices except as required by GAAP or RAP; or

Q. Entered into any agreement or made any commitment whether in writing or otherwise to take any of the types of action described in subsections A. through P. above.

Section 4.13 Certain Leases, Contracts and Agreements.

A. Except as set forth in Section 4.13 of the Schedules (the “BFB Contracts”), neither BFB nor any of its Subsidiaries is a party to or bound by any of the following (whether written or oral, express or implied):

(i) employment contracts, change-in-control agreements or severance arrangements (including any collective bargaining contract or union agreement or agreement with an independent consultant);

(ii) bonus, stock option, restricted stock, stock appreciation, deferred compensation arrangement, profit-sharing plan, pension plan, retirement plan, welfare plan or other employee benefit agreement or arrangement;

(iii) any material lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee;

(iv) contract or commitment for capital expenditures;

(v) material contract or commitment for the purchase of materials or supplies or for the performance of services over a period of more than sixty (60) days after the date of this Agreement;

(vi) contract or option to purchase or sell any real or personal property other than any contract for the purchase of personal property in the ordinary course of business;

(vii) contract, agreement or letter with respect to the management or operations of BFB or BF Bank imposed by any Governmental Authority having supervisory jurisdiction over BFB or BF Bank;

(viii) note, debenture, agreement, contract or indenture related to the borrowing by BFB or any Subsidiary of money other than those entered into in the ordinary course of business;

(ix) guaranty of any obligation for the borrowing of money, excluding endorsements made for collection, repurchase or resell agreements, letters of credit and guaranties made in the ordinary course of business;

(x) agreement with or extension of credit to any executive officer or director of AGFC or any Subsidiary or holder of ten percent (10%) or more of the issued and outstanding AGFC Stock, or any affiliate of such Person;

(xi) agreement with any executive officer or director of BFB or any Subsidiary or holder of ten percent (10%) or more of the issued and outstanding BFB Common Stock or any affiliate of such Person, relating to bank owned life insurance;

(xii) lease of immovable property;

(xiii) any agreement containing covenants that limit the ability of BFB or any of its Subsidiaries to compete in any line of business or with any Person, or that involve any restriction on the geographic area in which, or method by which, BFB (including any successor thereof) or any of its Subsidiaries (including any successor thereof) may carry on its business (other than as may be required by law or any Governmental Authority);

(xiv) any data processing or other electronic banking services agreement or contract which may not be terminated without payment or penalty upon notice of 30 days or less;

(xv) any agreement pursuant to which BFB or any of its Subsidiaries may become obligated to invest in or contribute capital to any Person; or

(xvi) contracts, other than the foregoing, with payments aggregating $50,000 or more not made in the ordinary course of business.

B. Each BFB Contract is legal, valid and binding on BFB or its Subsidiaries, as the case may be, and to the knowledge of BFB, the other parties thereto, enforceable against BFB or its Subsidiaries, as the case may be, in accordance with its terms, except as enforceability may be limited by the Bankruptcy Exception, and is in full force and effect. Each of BFB and its Subsidiaries has performed in all material respects all obligations required to be performed by it to date under each BFB Contract and there are no existing defaults by BFB or its Subsidiary, as the case may be, or, to the knowledge of BFB, the other party thereunder and there are no allegations or assertions of such by any party under such BFB Contract or any events that with notice, lapse of time or the happening or occurrence of any other event would be reasonably likely to constitute a default thereunder. A true and complete copy of each BFB Contract has been delivered or made available to AGFC.

Section 4.14 Taxes and Tax Returns.

A. Subject to applicable extension periods, BFB and its Subsidiaries have filed all material Tax Returns that each was required to file, including any Tax Returns of any affiliated, consolidated, combined or unitary group of which either BFB or any Subsidiary is or was a member. At the time of filing, all such Tax Returns were correct and complete in all material respects. All Taxes due and owing by BFB or any Subsidiary and any affiliated, consolidated, combined or unitary group of which either BFB or any Subsidiary is or was a member (whether or not shown on any Tax Return) have been paid. Neither BFB nor any Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been raised in writing by an authority in a jurisdiction where BFB or any Subsidiary does not file Tax Returns that BFB or any Subsidiary is or may be subject to taxation by that jurisdiction. There are no Liens on any of the assets of BF Bank that arose in connection with any failure (or alleged failure) of BFB or any Subsidiary to pay any Tax, other than (i) mechanic’s, materialmen’s, and similar liens, (ii) liens for Taxes not yet due and payable or for Taxes that BFB or any Subsidiary is contesting in good faith through appropriate proceedings, if any, and for which adequate reserves have been established on the most recent applicable Balance Sheet in accordance with GAAP, (iii) purchase money liens and liens securing rental payments under capital lease arrangements, and (iv) other liens arising in the ordinary course of business and not incurred in connection with the borrowing of money.

B. BFB and its Subsidiaries have collected or withheld and duly paid to the appropriate governmental authority all Taxes required to have been collected or withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

C. There is no action, suit, proceeding, audit, assessment, dispute or claim concerning any Tax Liability of BFB or any Subsidiary either (i) claimed or raised by any authority in writing or (ii) as to which BFB or any Subsidiary has knowledge based upon contact with any agent of such authority. Section 4.14C of the Schedules lists all federal, state, local, and foreign income Tax Returns filed with respect to BFB or any Subsidiary for any taxable period that is still open under the applicable statute of limitations, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. BFB has made available to AGFC correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by BFB and its Subsidiaries with respect to all taxable periods that are still open under the applicable statute of limitations.

D. Neither BFB nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

E. BFB has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). If BFB or any of its Subsidiaries has participated in a reportable or listed transaction as defined under Sections 6011 and 6111 of the Code and Treasury Regulation Section 1.6011-4, such Entity has properly disclosed such transaction in accordance with the applicable Treasury Regulations. Except as set forth in Section 4.10E of the Schedules, neither BFB nor any of its Subsidiaries (i) is a party to any Tax allocation or sharing agreement, (ii) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than the Affiliated Group of which BFB is the common parent) or (iii) has any Liability for the Taxes of any Person (other than BFB and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

F. Neither BFB nor any of its Subsidiaries has been required to disclose on its federal income Tax Returns any position that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

G. Neither BFB, any of its Subsidiaries nor AGFC will be required to include any item of income in, nor will BFB, any of its Subsidiaries or AGFC be required to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

H. Neither BFB nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

I. The unpaid Taxes of BFB and its Subsidiaries (i) did not, as of December 31, 2013, exceed the current liability accruals for Tax Liability (excluding any reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth in BFB Financial Statements and (ii) do not exceed such current liability accruals for Taxes (excluding reserves any for deferred Taxes) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of BFB and its Subsidiaries in filing its Tax Returns.

Section 4.15 Insurance. A true, correct and complete list of all fidelity bonds and insurance policies (including any bank owned life insurance) owned or held by or on behalf of either BFB or any of its Subsidiaries (other than credit-life policies), including the insurer, policy numbers, amount of coverage, deductions, type of insurance, effective and termination dates and any material pending claims thereunder is set forth in Section 4.15A of the Schedules. All policies of general liability, theft, life, fire, workers’ compensation, health, directors and officers, business interruption and other forms of insurance owned or held by BFB or any Subsidiary (i) are in full force and effect and all premiums that are due and payable with respect thereto are currently paid; (ii) are sufficient for compliance with all Legal Requirements and all agreements to which BFB or such Subsidiary is a party; (iii) are usual and customary as to amount and scope for the business conducted by BFB and its Subsidiaries in respect of amounts, types and risks insured; (iv) are valid, outstanding and enforceable policies (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies); and (v) will remain in full force and effect through the Effective Time, subject to normal renewal policies and procedures, including the payment of premiums. No insurer under any such policy or bond has canceled or indicated to BFB or any of its Subsidiaries an intention to cancel or not to renew any such policy or bond effective at any time prior to the Effective Time or generally disclaimed liability thereunder. Neither BFB nor any of its Subsidiaries is in default under any such policy or bond, and all material claims thereunder have been filed. Neither BFB nor any of its Subsidiaries has been denied or had revoked or rescinded any policy of insurance since December 31, 2009.

Section 4.16 No Adverse Change. Since December 31, 2013, there has not been any Material Adverse Change with respect to BFB, nor has any event or condition occurred that has resulted in, or, to the knowledge of BFB, has a reasonable possibility of resulting in the foreseeable future in a Material Adverse Change.

Section 4.17 Proprietary Rights.

A. Section 4.17A of the Schedules contains a true, correct and complete list of all registered trademarks, registered service marks, trademark and service mark applications, trade names and registered copyrights (the “BFB Intellectual Property”) presently owned or held by BFB or any Subsidiary or used in a material manner by them in the conduct of their business under license pursuant to a material contract. BFB and its Subsidiaries own or have the right to use and continue to use the BFB Intellectual Property in the operation of their business. Neither BFB nor any Subsidiary is, to BFB knowledge, infringing or violating any patent, copyright, trademark, service mark, label filing or trade name owned or otherwise held by any other party, nor has BFB or any Subsidiary used any confidential information or any trade secrets owned or otherwise held by any other party, without holding a valid license for such use.

B. Neither BFB nor any Subsidiary is engaging, nor has any been charged with engaging, in any kind of unfair or unlawful competition. Neither the execution, delivery or performance of this Agreement or the related documents nor the consummation of the transactions contemplated hereby or thereby will in any way impair the right of BFB or any Subsidiary or the Surviving Corporation to use, sell, license or dispose of, or to bring any action for the infringement of, the BFB Intellectual Property.

Section 4.18 Investments. Section 4.18 of the Schedules sets forth a true, correct and complete list, as of December 31, 2013 and June 30, 2014, of all securities, including municipal bonds, owned by BFB and BF Bank. Except as set forth in Section 4.18 of the Schedules, all such securities are owned by BFB and BF Bank (a) of record, except those held in bearer form, and (b) beneficially, free and clear of all mortgages, liens, pledges and encumbrances. Section 4.18 of the Schedules also discloses any Person in which the ownership interest of BFB, whether held directly or indirectly, equals 5% or more of the issued and outstanding voting securities of the issuer thereof. To BFB’s knowledge, there are no voting trusts or other agreements or understandings with respect to the voting of any of such securities.

Section 4.19 Certain Loans and Related Matters.

A. Except as set forth in Section 4.19A of the Schedules, as of December 31, 2013, neither BFB nor any of its Subsidiaries is a party to any written or oral: (i) loan agreement, note or borrowing arrangement, other than credit card loans and other loans the unpaid balance of which does not exceed $10,000 per loan, under the terms of which the obligor is sixty (60) days delinquent in payment of principal or interest or in default of any other material provisions as of the date of this Agreement; (ii) loan agreement, note or borrowing arrangement which has been or, in the exercise of reasonable diligence by BFB or any of its Subsidiaries, should have been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned” or any comparable classifications by such persons; (iii) loan agreement, note or borrowing arrangement, including any loan guaranty, with any director or executive officer of BFB or any of its Subsidiaries, or any 10% or more shareholder of BFB, or any Person controlling, controlled by or under common control with any of the foregoing; or (iv) loan agreement, note or borrowing arrangement in violation of any law, regulation or rule applicable to BFB or any of its Subsidiaries including those promulgated, interpreted or enforced by any regulatory agency with supervisory jurisdiction over BFB or any of its Subsidiaries and which violation is reasonably likely to result in a Material Adverse Change on BFB or BF Bank.

B. Section 4.19B of the Schedules contains the “watch list” of loans of BF Bank as of December 31, 2013 and June 30, 2014. To the knowledge of BFB, there is no other Loan, loan agreement, note or borrowing arrangement which should be included on the watch list based on BFB’s or BF Bank’s ordinary course of business and safe and sound banking principles.

Section 4.20 Loan Portfolio and Reserve for Loan Losses.

A. All evidences of indebtedness and leases, including any renewals and extensions (individually a “Loan” and collectively, the “Loans”), of BFB or any of its Subsidiaries were solicited, originated and currently exist in compliance in all material respects with all applicable requirements of federal and state law and regulations promulgated thereunder. The Loans are adequately documented, and each note evidencing a Loan or credit agreement or security instrument related to a Loan constitutes a valid and binding obligation of the obligor thereunder, enforceable in accordance with the terms thereof, except as the enforceability thereof may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights, and all actions necessary to protect any related security interest have been duly taken. Neither BFB nor any of its Subsidiaries has entered into any oral modifications or amendments or additional agreements related to the Loans that are not reflected in its records. Except as set forth in Section 4.20Aof the Schedules, there is no valid claim or defense to the enforcement of any Loan and none has been asserted, and BFB has no knowledge of any acts or omissions that would give rise to any claim or right of rescission, set off, counterclaim or defense.

B. The credit files of BFB and each of its Subsidiaries contain all material information (excluding general, local or national industry, economic or similar conditions) known to BFB or any of its Subsidiaries that is reasonably required to evaluate in accordance with generally prevailing practices in the banking industry the collectability of the Loan portfolio of BFB or any of its Subsidiaries (including Loans that will be outstanding if it advances funds it is obligated to advance).

C. The allowance for loan losses shown on BFB Financial Statements as of December 31, 2013 was, and the allowance for loan losses to be shown on any financial statements of BFB or BF Bank, or Consolidated Reports of Condition and Income of BF Bank, as of any date subsequent to the execution of this Agreement will be, calculated in accordance with GAAP in all material respects as applied to banking institutions and all applicable rules and regulations, and in the reasonable opinion of management, adequate in all respects to provide for all possible losses, net of recoveries relating to loans previously charged off, on Loans outstanding (including accrued interest receivable) of BFB or any of its Subsidiaries and other extensions of credit (including letters of credit or commitments to make loans or extend credit); provided, however, that no representation or warranty is made as to the sufficiency of collateral securing or the collectability of such Loans.

Section 4.21 Employee Relationships. The relations of each of BFB and its Subsidiaries with its respective employees are satisfactory. Neither BFB nor any Subsidiary has received any notice of any controversies with, or organizational efforts or other pending actions by, Representatives of its respective employees. BFB and its

Subsidiaries have complied with all laws relating to the employment of labor with respect to their respective employees, and any independent contractors it has hired, including any provisions thereof relating to wages, hours, workplace discrimination, collective bargaining and the payment of workman’s compensation insurance and social security and similar Taxes, and no Person has asserted to BFB or any Subsidiary that BFB or any Subsidiary is liable for any arrearages of wages, workman’s compensation insurance premiums or any taxes or penalties for failure to comply with any of the foregoing. To the knowledge of BFB, no key executive officer or manager of BFB or BF Bank or any group of employees of BFB or BF Bank has or have any present plans to terminate their employment with BFB or BF Bank.

Section 4.22 Environmental Laws. BFB and its Subsidiaries and any business owned or operated by any of them, whether or not held in a fiduciary or representative capacity, are and for the last seven (7) years have been in compliance in all material respects with all Environmental Laws and permits thereunder. Neither BFB nor any of its Subsidiaries has received notice of any violation of any Environmental Laws or generated, stored, or disposed of any materials designated as Hazardous Materials, and they are not subject to any claim, lien, charge or other encumbrance under any Environmental Laws. No BFB Real Property and no real estate currently owned, operated or leased (including any property acquired by foreclosure or deeded in lieu thereof) by BFB or its Subsidiaries or owned, operated or leased by BFB or its Subsidiaries within the ten (10) years preceding the date of this Agreement, requires any environmental investigation, cleanup or response action to comply with Environmental Laws, or has been the site of any release of any Hazardous Materials. To BFB’s knowledge, (a) BFB Real Property is free of asbestos, (b) no immovable property currently or previously owned by it, any Subsidiary or their respective predecessors is, or has been, a heavy industrial site or landfill, and (c) there are no underground storage tanks at any properties owned or operated by BFB or any of its Subsidiaries and no underground storage tanks have been closed or removed from any properties owned or operated by BFB or any of its Subsidiaries. BFB has made available to AGFC all environmental audits, site assessments, documentation regarding off-site disposal of Hazardous Materials, reports and other material environmental documents related to BFB Real Property, any immovable property formerly owned or operated by BFB or any of its Subsidiaries or any of their respective predecessors, and any other immovable property acquired by foreclosure or deeded in lieu thereof, which are in the possession or reasonable control of BFB or any of its Subsidiaries.

Section 4.23 Regulatory Matters.

A. Except as set forth on Section 4.23 of the Schedules, neither BFB nor BF Bank is now or has been, within the last five (5) years, (i) subject to any cease-and-desist or other order or enforcement action issued by, (ii) a party to any written agreement, consent agreement or memorandum of understanding with, (iii) a party to any commitment letter or similar undertaking to, (iv) subject to any order or directive by, (v) ordered to pay any civil penalty by, (vi) a recipient of a supervisory letter from, or (vii) subject to any board resolutions adopted at the request or suggestion of, any Governmental Authority that restricts or restricted the conduct of its business or that relates or related to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, nor has BFB been notified by any Governmental Authority that it is considering initiating any such Proceeding.

B. Neither BFB nor any Subsidiary knows of any fact or circumstance relating to it that would materially impede or delay receipt of any Requisite Regulatory Approvals, the Merger, or the other transactions contemplated by this Agreement, nor does BFB or any Subsidiary have any reason to believe that the parties will not be able to obtain all Requisite Regulatory Approvals.

Section 4.24 Accounting Controls. Each of BFB and its Subsidiaries has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances that: (a) all transactions are executed in accordance with general or specific authorization of its board of directors (or similar management body) and/or its duly authorized executive officers; (b) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to institutions such as it or other criteria applicable to such financial statements, and to maintain accountability for items therein; (c) control of its properties and assets is permitted only in accordance with general or specific authorization of its board of directors (or similar management body) and/or its duly authorized executive officers; and (d) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

Section 4.25 Books and Records. The minute books, stock certificate books and stock transfer ledgers of each of BFB and BF Bank have been kept accurately in the ordinary course of business and are complete and correct in all material respects; the transactions entered therein represent bona fide transactions; and there have been no transactions involving the business of BFB or BF Bank that properly should have been set forth therein and that have not been accurately so set forth. The minute books, stock certificate books and stock transfer ledgers of each of BFB and BF Bank have been made available for inspection by AGFC.

Section 4.26 Trust Business. Except as set forth on Section 4.26 of the Schedules, neither BFB nor any of its Subsidiaries has been appointed in a fiduciary or representative capacity in respect of any trusts, executorships, administrations, guardianships, conservatorships, or other fiduciary representative capacity. Neither BFB nor any of its Subsidiaries administers or otherwise holds any indenture, pooling and servicing, private label, paying agency, collateral or disbursing agency, securities (whether bond, note, debenture or other) registrar, transfer agency, document custody or other fiduciary or agency contracts.

Section 4.27 Guaranties. Except for items in the process of collection in the ordinary course of BF Bank’s business, none of the obligations or liabilities of BFB or BF Bank are guaranteed by any other Person, nor, except in the ordinary course of business, according to prudent business practices and in compliance with all Legal Requirements, has BFB or BF Bank guaranteed the obligations or liabilities of any other Person.

Section 4.28 Employee Benefit Plans.

A. Section 4.28A of the Schedules lists all employee benefit plans, arrangements or agreements providing benefits or compensation to any current or former employees, directors or consultants of BFB or any of its ERISA Affiliates (as defined below) that are sponsored or maintained by BFB or any of its ERISA Affiliates or to which BFB or any of its ERISA Affiliates contributes or is obligated to contribute on behalf of current or former employees, directors or consultants of BFB or any of its ERISA Affiliates or with respect to which BFB or any of its ERISA Affiliates has any Liability, including any employee welfare benefit plan within the meaning of Section 3(1) of the ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA or any employment agreement or collective bargaining, employee stock ownership, bonus, incentive, deferred compensation, stock purchase, stock option, severance, change of control or fringe benefit plan (each of the foregoing, a “BFB Employee Plan”). There is no pending or, to the knowledge of BFB, threatened Proceeding relating to any BFB Employee Plan. All of the BFB Employee Plans comply and have been administered in all material respects with their terms and with all Legal Requirements. To the Knowledge of BFB, there has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to the BFB Employee Plans which is likely to result in the imposition of any penalties or Taxes upon BFB or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the Code. All contributions, premiums or other payments required by law or by any BFB Employee Plan have been made by the due date thereof.

B. Neither BFB nor any of its Subsidiaries has any liabilities for post-retirement or post-employment welfare benefits under any BFB Employee Plan that cannot be amended or terminated upon 60 days’ notice or less without incurring any Liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code, or similar state laws, the cost of which is borne by the insured individuals. To the Knowledge of BFB, each BFB Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code is qualified in form and operation and no event or circumstance has occurred that would disqualify any such BFB Employee Plan. BFB has provided or made available copies of (i) each BFB Employee Plan, (ii) the most recent summary plan descriptions of each BFB Employee Plan, (iii) each trust agreement, insurance policy or other instrument relating to the funding or administration of any BFB Employee

Plan, (iv) the three most recent annual reports (Form 5500 series) and accompanying schedules filed with the IRS or the United States Department of Labor with respect to each BFB Employee Plan, (v) the most recent determination letter issued by the IRS with respect to each BFB Employee Plan that is intended to qualify under Section 401 of the Code, (vi) the most recent available financial statements for each BFB Employee Plan, and (vii) the most recent audited financial statements for each BFB Employee Plan for which audited statements are required by ERISA.

C. Neither BFB nor any ERISA Affiliate (as defined below) has any Liability with respect to a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (“Multiemployer Plans”). Neither BFB nor any ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan, and neither BFB, nor any ERISA Affiliate has incurred any withdrawal liability under Part I of Subtitle E of Title IV of ERISA that has not been satisfied in full. Neither BFB nor any ERISA Affiliate sponsors, maintains or contributes to any employee benefit plan that is subject to Title IV of ERISA, and neither BFB nor any ERISA Affiliate has, at any time during the last six (6) years, sponsored, maintained, contributed to or been obligated to contribute to any plan subject to Title IV of ERISA.

D. There does not now exist, nor, to the knowledge of BFB, do any circumstances exist that could result in, any Controlled Group Liability of BFB or any of its Subsidiaries now or following the Closing.

E. Except as set forth in Section 4.28E of the Schedules, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee of BFB or any of its Subsidiaries to severance pay, retention bonuses, parachute payments, non-competition payments, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee. There is no contract, agreement, plan or other arrangement covering any service provider or former service provider of BFB or any of its Subsidiaries that, individually or in the aggregate, could give rise to the payment by BFB or any of its Subsidiaries of any amount that would not be deductible pursuant to the terms of Section 162(m) or Section 280G of the Code.

F. Except as set forth in Section 4.28F of the Schedules, there are no outstanding compensatory equity awards, including any arrangements awarding stock options, stock appreciation rights, stock appreciation units, restricted stock, deferred stock, phantom stock or any other equity compensation to any employee, director or other service provider of BFB or any ERISA Affiliate.

G. There are no outstanding shares of capital stock of BFB which were distributed to any current shareholder from BFB’s employee stock ownership plan, or if such shares were distributed and are now outstanding, the holder thereof no longer has any “put” rights with respect to these shares under the employee stock ownership plan entitling the holder to require BFB to purchase such shares.

H. No BFB Employee Plan is invested in or provides the opportunity for the purchase of any employer security (within the meaning of ERISA §407(d)). Except as set forth in Section 4.28H of the Schedules, each BFB Employee Plan may be amended or terminated at any time by BFB or BF Bank subject only to regulations promulgated under the Code, ERISA, and the regulations of the PBGC and without BFB or BF Bank making any additional contributions to such BFB Employee Plan.

I. Except as set forth in Section 4.28I of the Schedules, there are no claims for worker’s compensation benefits arising out of occurrence prior to the Closing Date.

J. Each BFB Employee Plan that is a nonqualified deferred compensation plan subject to Code §409A has been operated in compliance with Code §409A since January 1, 2005. No BFB Employee Plan that would be a nonqualified deferred compensation plan subject to Code §409A but for the effective date provisions that are applicable to §409A, has been “materially modified” within the meaning of Section 885(d)(2)(B) of the AJCA after October 22, 2004.

Section 4.29 Deposits. Except as set forth in Section 4.29 of the Schedules, no deposit of BF Bank is a “brokered” deposit (as such term is defined in 12 C.F.R. § 337.6(a)(2)) or is subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business).

Section 4.30 Derivative Contracts. Neither BFB nor any Subsidiary is a party to nor has agreed to enter into an exchange traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or agreement, or any other contract or agreement not included in the BFB Financial Statements which is a financial derivative contract (including various combinations thereof).

Section 4.31 Brokers. Except as set forth in Section 4.31 of the Schedules, no broker, finder or investment banker is entitled to any brokerage, finders, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of BFB or any of its Subsidiaries.

Section 4.32 Representations Not Misleading. No representation or warranty by BFB contained in this Agreement, nor any statement, exhibit or schedule furnished to AGFC by BFB under or in anticipation of this Agreement, contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which it was or will be made, not misleading, in any material respect. No information material to the Merger and that is necessary to make the representations and warranties herein contained not misleading, in any material respect, has been withheld by BFB.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF AGFC

Except as specifically set forth in a Section to the Schedules, AGFC makes the following representations and warranties to BFB as of the date of this Agreement and as of the Closing Date, except with respect to those representations and warranties specifically made as of an earlier date (in which case such representations and warranties are made as of such earlier date).

Section 5.01 Organization and Qualification.

A. AGFC is a corporation duly organized, validly existing and in good standing under the laws of the State of Louisiana. AGFC is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. AGFC has all requisite corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets, including, but not limited to, as now owned, leased or operated, and to enter into and carry out its obligations under this Agreement and all related agreements. AGFC is duly qualified to do business in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified. True and complete copies of the Constituent Documents of AGFC, as amended to date, have been delivered to BFB.

B. AG Bank is a state bank duly organized, validly existing and in good standing under the laws of the State of Louisiana. AG Bank has all requisite corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets, including, but not limited to, as now owned, leased or operated. AG Bank is duly qualified to do business in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified. AG Bank is an “insured depositary institution” as defined in the FDIA and applicable regulations thereunder, and its deposits are insured by the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments due and owing as of the date of this Agreement required in connection therewith have been paid by AG Bank. True and complete copies of the Constituent Documents of AG Bank, as amended to date, have been delivered to BFB.

C. Except as disclosed in Section 5.01C of the Schedules, other than AG Bank, AGFC has no equity interest, direct or indirect, in any bank or corporation or in any other Entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by AGFC has not been conducted through any other direct or indirect Subsidiary of AGFC. Except as disclosed in Section 5.01C of the Schedules, AG Bank has no equity interest, direct or indirect, in any other bank or corporation or in any other Entity, except as acquired (i) in the ordinary course of business as part of the investment portfolio of AG Bank or (ii) through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by AG Bank has not been conducted through any other direct or indirect Subsidiary of AG Bank.

D. All of the issued and outstanding shares of the common stock of AG Bank are owned by AGFC free and clear of any Lien with respect thereto.

Section 5.02 Capitalization.

A. The authorized capital stock of AGFC consists of 2,500,000 shares of common stock, par value $10.00 per share, 217,944 of which are issued and outstanding. The outstanding shares of AGFC Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any Person and have been issued in compliance with applicable securities laws. There are no restrictions applicable to the payment of dividends or other distributions on the shares of the capital stock of AGFC, except under any Legal Requirement, and all dividends and other distributions declared prior to the date of this Agreement on AGFC Stock have been paid. Except as disclosed in Section 5.02A of the Schedules, there are no (i) other outstanding equity securities of any kind or character, or (ii) outstanding subscriptions, contracts, options, convertible securities, preemptive rights, warrants, calls or other agreements or commitments of any kind issued or granted by, binding upon or otherwise obligating AGFC to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of AGFC. There are no outstanding contractual obligations of AGFC to vote or dispose of any shares of the capital stock of AGFC. Except as disclosed in Section 5.02A of the Schedules, there are no shareholder agreements, voting trusts or similar agreements relating to the AGFC Stock to which AGFC is a party.

B. The authorized capital stock of AG Bank consists of 1,000,000 shares of common stock, par value $10.00 per share, 109,760 of which are issued and outstanding. The outstanding shares of common stock of AG Bank have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any Person and have been issued in compliance with applicable securities laws. There are no restrictions applicable to the payment of dividends or other distributions on the shares of the capital stock of AG Bank, except under any Legal Requirement, and all dividends and other distributions declared prior to the date of this Agreement on the common stock of AG Bank have been paid. There are no (i) other outstanding equity securities of any kind or character, or (ii) outstanding subscriptions, contracts, options, convertible securities, preemptive rights, warrants, calls or other agreements or commitments of any kind issued or granted by, binding upon or otherwise obligating AG Bank to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of AG Bank. There are no outstanding contractual obligations of AG Bank to vote or dispose of any shares of the capital stock of AG Bank. There are no shareholder agreements, voting trusts or similar agreements relating to the common stock of AG Bank to which AG Bank is a party.

Section 5.03 Execution and Delivery; No Violation.

A. AGFC has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of all required regulatory and shareholder approvals, to perform its obligations under this Agreement. AGFC has taken all requisite corporate action necessary to authorize the execution, delivery and (provided the required regulatory and shareholder approvals are obtained) performance of this Agreement and the other agreements and documents contemplated by this Agreement to which it is a party. This Agreement has been duly and validly executed and delivered by AGFC. Assuming due authorization, execution and delivery by BFB, this Agreement constitutes the legal, valid and binding obligation of AGFC, enforceable against AGFC in accordance with its terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

B. Subject to the receipt of any regulatory consents and approvals set forth in Section 5.09 and the expiration of related waiting periods, and neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated by this Agreement, constitutes or will constitute (i) a breach or violation of any provision of the Constituent Documents of AGFC or AG Bank; (ii) a violation of any Legal Requirement applicable to AGFC, AG Bank or any of their respective properties or assets; or (iii) a breach or violation of, a conflict with, the loss of any benefit under, a default (or an event which, with notice or the lapse of time, or both, would constitute a default) under, an event of termination or cancellation under, an event giving rise to acceleration of the performance required by or rights or obligations under, or an event resulting in the creation of any Lien upon any of the properties or assets of AGFC or AG Bank under, any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization to which AGFC or AG Bank is a party, or by which it or any of its properties, assets or business activities may be bound or affected.

Section 5.04 Compliance with Laws and Regulatory Filings.

A. Except as disclosed in Section 5.04A of the Schedules, AGFC and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any Banking Laws. Neither AGFC nor AG Bank have had or suspected any material incidents of fraud or defalcation involving AGFC, AG Bank or any of their respective officers, directors or Affiliates during the last two years. Each of AGFC and AG Bank has timely and properly filed and maintained in all material respects all requisite Currency Transaction Reports and Suspicious Activity Reports and has systems customarily used by financial institutions of a similar size to AG Bank that are designed to properly monitor transaction activity (including wire transfers).

B. AGFC and its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made thereto, that are required to be filed with all Governmental Authorities having supervisory jurisdiction over AGFC and its Subsidiaries, and such reports, registrations and statements as finally amended or corrected, are true and correct in all material respects. Except as set forth in Section 5.04B of the Schedules, there is no unresolved violation, criticism or exception by any bank regulatory agency with respect to any report relating to any examinations of AGFC or AG Bank.

C. None of AGFC or its Subsidiaries, or to the knowledge of AGFC, any director, officer, employee, agent or other Person acting on behalf of AGFC or any of its Subsidiaries has, directly or indirectly, (i) used any funds of AGFC or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of AGFC or any of its Subsidiaries, (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of AGFC or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of AGFC or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for AGFC or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for AGFC or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury.

D. AG Bank is “well capitalized” (as that term is defined in 12 C.F.R. Section 325.103(b)), and “well managed” (as that term is defined is 12 C.F.R. Section 225.2(s)), and its Community Reinvestment Act of 1977 rating is no less than “satisfactory.” AG Bank has not been informed that its status as “well capitalized,” “well managed” or “satisfactory,” respectively, will change and has no basis for believing that its status will change.

Section 5.05 AGFC Financial Statements. AGFC has furnished to BFB true and complete copies of (i) the audited consolidated financial statements of AGFC as of and for the years ended December 31, 2013, 2012 and 2011, including balance sheets and the related statements of income, stockholders’ equity and cash flows (collectively, the “AGFC Audited Statements”), and (ii) an unaudited balance sheet of AG Bank as of March 31, 2014 and an unaudited statement of income of AG Bank for the three months ended March 31, 2014 (collectively, the “AGFC Unaudited Statements” and, together with the AGFC Audited Statements, the “AGFC Financial Statements”). The AGFC Audited Statements and, subject to the absence of footnotes and normal year-end adjustments consistent with past practice that are immaterial in amount and substance, the AGFC Unaudited Statements, were prepared in accordance with the books of account and other financial records of AGFC and AG Bank, as applicable, and fairly present in all material respects the financial condition, results of operations and cash flows (other than cash flows for the AGFC Unaudited Statements) of AGFC and AG Bank, as applicable, as of the dates thereof and for the periods covered thereby in accordance with GAAP, applied on a basis consistent during the periods involved. The AGFC Financial Statements do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein.

Section 5.06 AG Bank Call Reports. AGFC has furnished BFB with true and complete copies of the Reports of Condition and Income of AG Bank as of and for each period during the year ended December 31, 2013 and as of and for the period ended March 31, 2014 (each, a “AG Bank Call Report”). Each AG Bank Call Report fairly presents, in all material respects, the financial position of AG Bank and the results of its operations at the date and for the period indicated in conformity with the Instructions for the Preparation of Call Reports as promulgated by applicable regulatory authorities. None of the AG Bank Call Reports contain items of special or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein.

Section 5.07 Undisclosed Liabilities. AGFC has not incurred any material liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due (including, without limitation, unfunded obligations under any AGFC Employee Plan or liabilities for federal, state or local taxes or assessments or liabilities under any tax sharing agreements between AGFC and AG Bank), that is not reflected in or disclosed in the AGFC Financial Statements or the AG Bank Call Reports, except (a) those liabilities and expenses incurred in the ordinary course of business and consistent with prudent business practices since the date of the AGFC Financial Statements or the AG Bank Call Reports, respectively or (b) as disclosed in Section 5.07 of the Schedules.

Section 5.08 Proceedings. Except as set forth in Section 5.08 of the Schedules, there are no Proceedings pending or, to the knowledge of AGFC, threatened against AGFC or any of its Subsidiaries, and AGFC has no knowledge of any basis on which any such Proceedings could be brought. Neither AGFC nor any of its Subsidiaries is in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any Governmental Authority.

Section 5.09 Consents and Approvals. Except for the approval of the shareholders of AGFC or as disclosed in Section 5.09 of the Schedules, no approval, consent, order or authorization of, or registration, declaration or filing with, any Governmental Authority or other third party is required to be made or obtained by AGFC or AG Bank in connection with the execution, delivery or performance of this Agreement or to consummate the transactions contemplated by this Agreement.

Section 5.10 Real Property Owned or Leased.

A. Section 5.10A of the Schedules contains a true, correct and complete list of all immovable property owned or leased by AGFC or its Subsidiaries, including non-residential other real estate, and the owner or lessee thereof (the “AGFC Real Property”). True and complete copies of all deeds and leases for, or other documentation evidencing ownership of or a leasehold interest in, AGFC Real Property, title insurance policies for AGFC Real Property that is owned by AGFC or its Subsidiaries, and all mortgages, deeds of trust and security agreements to which such property is subject have been furnished or made available to BFB.

B. Except as set forth in Section 5.10A of the Schedules, no lease or deed with respect to any AGFC Real Property contains any restrictive covenant that materially restricts the use, transferability or value of such AGFC Real Property pertaining to its current primary business purpose.

C. None of the buildings and structures located on any AGFC Real Property, nor any appurtenances thereto or equipment therein, nor the operation or maintenance thereof, violates in any manner any restrictive covenants or encroaches on any property owned by others, nor does any building or structure of third parties encroach upon any AGFC Real Property, except for those violations and encroachments which in the aggregate could not reasonably be expected to cause a Material Adverse Change on AGFC or AG Bank. No condemnation proceeding is pending or, to AGFC’s knowledge, threatened, which could reasonably be expected to preclude or materially impair the use of any AGFC Real Property in the manner in which it is currently being used.

D. Except as set forth in Section 5.10A of the Schedules, AGFC or one of its Subsidiaries has good and indefeasible title to, or a valid and enforceable leasehold interest in, all AGFC Real Property, and such interest is free and clear of all liens, including Tax liens, charges, imperfections of title or other encumbrances, except (i) statutory liens for amounts not yet delinquent or which are being contested in good faith through proper proceedings and for which adequate reserves have been provided in the AGFC Financial Statements and (ii) easements, covenants, restrictions and other matters of record which do not, individually or in the aggregate, materially adversely affect the use and enjoyment of the relevant immovable property.

E. All buildings and other facilities used in the business of AGFC and its Subsidiaries are in adequate condition (ordinary wear and tear excepted) and are free from defects which could reasonably be expected to materially interfere with the current or future use of such facilities consistent with past practices.

Section 5.11 Personal Property. Except as set forth in Section 5.11 of the Schedules, each of AGFC and its Subsidiaries has good title to, or a valid leasehold interest in, all movable property, whether corporeal or incorporeal, used in the conduct of its business (the “AGFC Personal Property”), free and clear of all liens, charges, imperfections of title or other encumbrances and except (i) statutory liens for amounts not yet delinquent or which are being contested in good faith through proper proceedings and for which adequate reserves have been provided in the AGFC Financial Statements and (ii) such other liens, charges imperfections of title and encumbrances as do not individually or in the aggregate materially adversely affect the use and enjoyment of the relevant AGFC Personal Property. Subject to ordinary wear and tear, the AGFC Personal Property, taken as a whole, is in good operating condition and repair and is adequate for the uses to which it is being put.

Section 5.12 Absence of Certain Changes or Events. Since December 31, 2013, AGFC has conducted its business only in the ordinary course and has not, other than in the ordinary course of business and consistent with past practices and safe and sound banking practices or as disclosed in Section 5.12 of the Schedules:

A. Incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due, except deposits taken and federal funds purchased and current liabilities for trade or business obligations, none of which, individually or in the aggregate, result in a Material Adverse Change;

B. Discharged or satisfied any Lien or paid any obligation or liability, whether absolute or contingent, due or to become due;

C. Declared or made any payment of dividends or other distribution to its shareholders, or purchased, retired or redeemed, or obligated itself to purchase, retire or redeem, any of its shares of capital stock or other securities;

D. Issued, reserved for issuance, granted, sold or authorized the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

E. Acquired any capital stock or other equity securities or acquired any equity or ownership interest in any Entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such Person);

F. Mortgaged, pledged or subjected to Lien any of its property, business or assets, tangible or intangible except (i) statutory liens not yet delinquent, (ii) consensual landlord liens, (iii) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purpose for which they are held, (iv) pledges of assets to secure public funds deposits, and (v) those assets and properties disposed of for fair value since the dates of the most recent AGFC Financial Statement or AG Bank Call Report;

G. Sold, transferred, leased to others or otherwise disposed of any of its assets (except for assets disposed of for fair value) or canceled or compromised any debt or claim, or waived or released any right or claim (except in conjunction with the settlement of litigation described in Section 5.12L) of material value;

H. Terminated, canceled or surrendered, or received any notice of or threat of termination or cancellation of any contract, lease or other agreement or suffered any damage, destruction or loss (whether or not constituting, or may reasonably be anticipated to result in, a Material Adverse Change covered by insurance), which, in any case or in the aggregate, may reasonably constitute a Material Adverse Change;

I. Disposed of, permitted to lapse, transferred or granted any rights under, or entered into any settlement regarding the breach or infringement of, any United States or foreign license or AGFC Proprietary Right (as defined in Section 5.17) or modified any existing rights with respect thereto;

J. Made any change in the rate of compensation, commission, bonus, vesting or other direct or indirect remuneration payable, or paid or agreed or orally promised to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers, employees or agents, or entered into any employment or consulting contract or other agreement with any director, officer or employee or adopted, amended in any material respect or terminated any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained by it for the benefit of its directors, employees or former employees;

K. Except for improvements or betterments relating to its properties, made any capital expenditures or capital additions or betterments in excess of an aggregate of $50,000;

L. Instituted, had instituted against it, settled or agreed to settle any litigation, action or proceeding before any court or governmental body relating to its property other than routine collection suits instituted by it to collect amounts owed or suits in which the amount in controversy is less than $50,000;

M. Except for the transactions contemplated by this Agreement or as otherwise permitted hereunder, entered into any transaction, or entered into, modified or amended any contract or commitment;

N. Entered into or given any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any Person;

O. Sold, or knowingly disposed of, or otherwise divested itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

P. Made any, or acquiesced with any, change in any accounting methods, principles or material practices except as required by GAAP or RAP; or

Q. Entered into any agreement or made any commitment whether in writing or otherwise to take any of the types of action described in subsections A. through P. above.

Section 5.13 Certain Leases, Contracts and Agreements.

A. Except as set forth in Section 5.13 of the Schedules (the “AGFC Contracts”), neither AGFC nor any of its Subsidiaries is a party to or bound by any of the following (whether written or oral, express or implied):

(i) employment contracts, change-in-control agreements or severance arrangements (including any collective bargaining contract or union agreement or agreement with an independent consultant);

(ii) bonus, stock option, restricted stock, stock appreciation, deferred compensation arrangement, profit-sharing plan, pension plan, retirement plan, welfare plan or other employee benefit agreement or arrangement;

(iii) any material lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee;

(iv) contract or commitment for capital expenditures;

(v) material contract or commitment for the purchase of materials or supplies or for the performance of services over a period of more than sixty (60) days after the date of this Agreement;

(vi) contract or option to purchase or sell any real or personal property other than any contract for the purchase of personal property in the ordinary course of business;

(vii) contract, agreement or letter with respect to the management or operations of AGFC or AG Bank imposed by any Governmental Authority having supervisory jurisdiction over AGFC or AGFC Bank;

(viii) note, debenture, agreement, contract or indenture related to the borrowing by AGFC or any Subsidiary of money other than those entered into in the ordinary course of business;

(ix) guaranty of any obligation for the borrowing of money, excluding endorsements made for collection, repurchase or resell agreements, letters of credit and guaranties made in the ordinary course of business;

(x) agreement with or extension of credit to any executive officer or director of AGFC or any Subsidiary or holder of ten percent (10%) or more of the issued and outstanding AGFC Stock, or any affiliate of such Person;

(xi) agreement with any executive officer or director of AGFC or any Subsidiary or holder of ten percent (10%) or more of the issued and outstanding AGFC Stock or any affiliate of such Person, relating to bank owned life insurance;

(xii) lease of immovable property;

(xiii) any agreement containing covenants that limit the ability of AGFC or any of its Subsidiaries to compete in any line of business or with any Person, or that involve any restriction on the geographic area in which, or method by which, AGFC (including any successor thereof) or any of its Subsidiaries (including any successor thereof) may carry on its business (other than as may be required by law or any Governmental Authority);

(xiv) any data processing or other electronic banking services agreement or contract which may not be terminated without payment or penalty upon notice of 30 days or less;

(xv) any agreement pursuant to which AGFC or any of its Subsidiaries may become obligated to invest in or contribute capital to any Person; or

(xvi) contracts, other than the foregoing, with payments aggregating $50,000 or more not made in the ordinary course of business.

B. Each AGFC Contract is legal, valid and binding on AGFC or its Subsidiaries, as the case may be, and to the knowledge of AGFC, the other parties thereto, enforceable against AGFC or its Subsidiaries, as the case may be, in accordance with its terms, except as enforceability may be limited by the Bankruptcy Exception, and is in full force and effect. Each of AGFC and its Subsidiaries has performed in all material respects all obligations required to be performed by it to date under each AGFC Contract and there are no existing defaults by AGFC or its Subsidiary, as the case may be, or, to the knowledge of AGFC, the other party thereunder and there are no allegations or assertions of such by any party under such AGFC Contract or any events that with notice, lapse of time or the happening or occurrence of any other event would be reasonably likely to constitute a default thereunder. A true and complete copy of each AGFC Contract has been delivered or made available to BFB.

Section 5.14 Taxes and Tax Returns.

A. Subject to applicable extension periods, AGFC and its Subsidiaries have filed all material Tax Returns that each was required to file, including any Tax Returns of any affiliated, consolidated, combined or unitary group of which either AGFC or any Subsidiary is or was a member. At the time of filing, all such Tax Returns were correct and complete in all material respects. All Taxes due and owing by AGFC or any Subsidiary and any affiliated, consolidated, combined or unitary group of which either AGFC or any Subsidiary is or was a member (whether or not shown on any Tax Return) have been paid. Neither AGFC nor any Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been raised in writing by an authority in a jurisdiction where AGFC or any Subsidiary does not file Tax Returns that AGFC or any Subsidiary is or may be subject to taxation by that jurisdiction. There are no Liens on any of the assets of AG Bank that arose in connection with any failure (or alleged failure) of AGFC or any Subsidiary to pay any Tax, other than (a) mechanic’s, materialmen’s, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that AGFC or any Subsidiary is contesting in good faith through appropriate proceedings, if any, and for which adequate reserves have been established on the most recent applicable balance sheet in accordance with GAAP, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the ordinary course of business and not incurred in connection with the borrowing of money.

B. AGFC and its Subsidiaries have collected or withheld and duly paid to the appropriate governmental authority all Taxes required to have been collected or withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

C. There is no action, suit, proceeding, audit, assessment, dispute or claim concerning any Tax Liability of AGFC or any Subsidiary either (i) claimed or raised by any authority in writing or (ii) as to which AGFC or any Subsidiary has knowledge based upon contact with any agent of such authority. Section 5.14C of the Schedules lists all federal, state, local, and foreign income Tax Returns filed with respect to AGFC or any Subsidiary for any taxable period that is still open under the applicable statute of limitations, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. AGFC has made available to BFB correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by AGFC and its Subsidiaries with respect to all taxable periods that are still open under the applicable statute of limitations.

D. Neither AGFC nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

E. AGFC has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). If AGFC or any of its Subsidiaries has participated in a reportable or listed transaction as defined under Sections 6011 and 6111 of the Code and Treasury Regulation Section 1.6011-4, such Entity has properly disclosed such transaction in accordance with the applicable Treasury Regulations. Except as set forth in Section 5.14E of the Schedules, neither AGFC nor any of its Subsidiaries (i) is a party to any Tax allocation or sharing agreement, (ii) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than the Affiliated Group of which AGFC is the common parent) or (iii) has any Liability for the Taxes of any Person (other than AGFC and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

F. Neither AGFC nor any of its Subsidiaries has been required to disclose on its federal income Tax Returns any position that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

G. Neither AGFC, any of its Subsidiaries nor BFB will be required to include any item of income in, nor will AGFC, any of its Subsidiaries or BFB be required to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

H. Neither AGFC nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

I. The unpaid Taxes of AGFC and its Subsidiaries (i) did not, as of December 31, 2013, exceed the current liability accruals for Tax Liability (excluding any reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth in AGFC Financial Statements and (ii) do not exceed such current liability accruals for Taxes (excluding reserves any for deferred Taxes) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of AGFC and its Subsidiaries in filing its Tax Returns.

Section 5.15 Insurance. A true, correct and complete list of all fidelity bonds and insurance policies (including any bank owned life insurance) owned or held by or on behalf of either AGFC or any of its Subsidiaries (other than credit-life policies), including the insurer, policy numbers, amount of coverage, deductions, type of insurance, effective and termination dates and any material pending claims thereunder is set forth in Section 5.15 of the Schedules.

B. All policies of general liability, theft, life, fire, workers’ compensation, health, directors and officers, business interruption and other forms of insurance owned or held by AGFC or any Subsidiary (i) are in full force and effect and all premiums that are due and payable with respect thereto are currently paid; (ii) are sufficient for compliance with all Legal Requirements and all agreements to which AGFC or such Subsidiary is a party; (iii) are usual and customary as to amount and scope for the business conducted by AGFC and its Subsidiaries in respect of amounts, types and risks insured; (iv) are valid, outstanding and enforceable policies (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies); and (v) will remain in full force and effect through the Effective Time, subject to normal renewal policies and procedures, including the payment of premiums. No insurer under any such policy or bond has canceled or indicated to AGFC or any of its Subsidiaries an intention to cancel or not to renew any such policy or bond effective at any time prior to the Effective Time or generally disclaimed liability thereunder. Neither AGFC nor any of its Subsidiaries is in default under any such policy or bond, and all material claims thereunder have been filed. Neither AGFC nor any of its Subsidiaries has been denied or had revoked or rescinded any policy of insurance since December 31, 2009.

Section 5.16 No Adverse Change. Since December 31, 2013, there has not been any Material Adverse Change with respect to AGFC, nor has any event or condition occurred that has resulted in, or, to the knowledge of AGFC, has a reasonable possibility of resulting in the foreseeable future in a Material Adverse Change.

Section 5.17 Proprietary Rights.

A. Section 5.17A of the Schedules contains a true, correct and complete list of all registered trademarks, registered service marks, trademark and service mark applications, trade names and registered copyrights (the “AGFC Intellectual Property”) presently owned or held by AGFC or any Subsidiary or used in a material manner by them in the conduct of their business under license pursuant to a material contract. AGFC and its Subsidiaries own or have the right to use and continue to use the AGFC Intellectual Property in the operation of their business. Neither AGFC nor any Subsidiary is, to AGFC’s knowledge, infringing or violating any patent, copyright, trademark, service mark, label filing or trade name owned or otherwise held by any other party, nor has AGFC or any Subsidiary used any confidential information or any trade secrets owned or otherwise held by any other party, without holding a valid license for such use.

B. Neither AGFC nor any Subsidiary is engaging, nor has any been charged with engaging, in any kind of unfair or unlawful competition. Neither the execution, delivery or performance of this Agreement or the related documents nor the consummation of the transactions contemplated hereby or thereby will in any way impair the right of AGFC or any Subsidiary or the Surviving Corporation to use, sell, license or dispose of, or to bring any action for the infringement of, the AGFC Intellectual Property.

Section 5.18 Investments. Section 5.18 of the Schedules sets forth a true, correct and complete list, as of December 31, 2013 and June 30, 2014, of all securities, including municipal bonds, owned by AGFC and AG Bank. Except as set forth in Section 5.18 of the Schedules, all such securities are owned by AGFC and AG Bank (a) of record, except those held in bearer form, and (b) beneficially, free and clear of all mortgages, liens, pledges and encumbrances. Section 5.18 of the Schedules also discloses any Person in which the ownership interest of AGFC, whether held directly or indirectly, equals 5% or more of the issued and outstanding voting securities of the issuer thereof. To AGFC’s knowledge, there are no voting trusts or other agreements or understandings with respect to the voting of any of such securities.

Section 5.19 Certain Loans and Related Matters.

A. Except as set forth in Section 5.19A of the Schedules, as of December 31, 2013, neither AGFC nor any of its Subsidiaries is a party to any written or oral: (i) loan agreement, note or borrowing arrangement, other than credit card loans and other loans the unpaid balance of which does not exceed $10,000 per loan, under the terms of which the obligor is sixty (60) days delinquent in payment of principal or interest or in default of any other material provisions as of the date of this Agreement; (ii) loan agreement, note or borrowing arrangement which has been or, in the exercise of reasonable diligence by AGFC or any of its Subsidiaries, should have been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned” or any comparable classifications by such persons; (iii) loan agreement, note or borrowing arrangement, including any loan guaranty, with any director or executive officer of AGFC or any of its Subsidiaries, or any 10% or more shareholder of AGFC, or any Person controlling, controlled by or under common control with any of the foregoing; or (iv) loan agreement, note or borrowing arrangement in violation of any law, regulation or rule applicable to AGFC or any of its Subsidiaries including those promulgated, interpreted or enforced by any regulatory agency with supervisory jurisdiction over AGFC or any of its Subsidiaries and which violation is reasonably likely to result in a Material Adverse Change on AGFC or AG Bank.

B. Section 5.19B of the Schedules contains the “watch list” of loans of AG Bank as of December 31, 2013 and June 30, 2014. To the knowledge of AGFC, there is no other Loan, loan agreement, note or borrowing arrangement which should be included on the watch list based on AGFC’s or AG Bank’s ordinary course of business and safe and sound banking principles.

Section 5.20 Loan Portfolio and Reserve for Loan Losses.

A. All Loans of AGFC or any of its Subsidiaries, were solicited, originated and currently exist in compliance in all material respects with all applicable requirements of federal and state law and regulations promulgated thereunder. The Loans are adequately documented, and each note evidencing a Loan or credit agreement or security instrument related to a Loan constitutes a valid and binding obligation of the obligor thereunder, enforceable in accordance with the terms thereof, except as the enforceability thereof may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights, and all actions necessary to protect any related security interest have been duly taken. Neither AGFC nor any of its Subsidiaries has entered into any oral modifications or amendments or additional agreements related to the Loans that are not reflected in its records. Except as set forth in Section 5.20A of the Schedules, there is no valid claim or defense to the enforcement of any Loan and none has been asserted, and AGFC has no knowledge of any acts or omissions that would give rise to any claim or right of rescission, set off, counterclaim or defense.

B. The credit files of AGFC and each of its Subsidiaries contain all material information (excluding general, local or national industry, economic or similar conditions) known to AGFC or any of its Subsidiaries that is reasonably required to evaluate in accordance with generally prevailing practices in the banking industry the collectability of the Loan portfolio of AGFC or any of its Subsidiaries (including Loans that will be outstanding if it advances funds it is obligated to advance).

C. The allowance for loan losses shown on AGFC Financial Statements as of December 31, 2013 was, and the allowance for loan losses to be shown on any financial statements of AGFC or AG Bank, or Consolidated Reports of Condition and Income of AG Bank, as of any date subsequent to the execution of this Agreement will be, calculated in accordance with GAAP in all material respects as applied to banking institutions and all applicable rules and regulations, and in the reasonable opinion of management, adequate in all respects to provide for all possible losses, net of recoveries relating to loans previously charged off, on Loans outstanding (including accrued interest receivable) of AGFC or any of its Subsidiaries and other extensions of credit (including letters of credit or commitments to make loans or extend credit); provided, however, that no representation or warranty is made as to the sufficiency of collateral securing or the collectability of such Loans.

Section 5.21 Employee Relationships. The relations of each of AGFC and its Subsidiaries with its respective employees are satisfactory. Neither AGFC nor any Subsidiary has received any notice of any controversies with, or organizational efforts or other pending actions by, Representatives of its respective employees. AGFC and its Subsidiaries have complied with all laws relating to the employment of labor with respect to their respective employees, and any independent contractors it has hired, including any provisions thereof relating to wages, hours, workplace discrimination, collective bargaining and the payment of workman’s compensation insurance and social security and similar Taxes, and no Person has asserted to AGFC or any Subsidiary that AGFC or any Subsidiary is liable for any arrearages of wages, workman’s compensation insurance premiums or any taxes or penalties for failure to comply with any of the foregoing. Except as set forth in Section 5.21 of the Schedules, to the knowledge of AGFC, no key executive officer or manager of AGFC or AG Bank or any group of employees of AGFC or AG Bank has or have any present plans to terminate their employment with AGFC or AG Bank.

Section 5.22 Environmental Laws. AGFC and its Subsidiaries and any business owned or operated by any of them, whether or not held in a fiduciary or representative capacity, are and for the last seven (7) years have been in compliance in all material respects with all Environmental Laws (as defined below) and permits thereunder. Neither AGFC nor any of its Subsidiaries has received notice of any violation of any Environmental Laws or generated, stored, or disposed of any materials designated as Hazardous Materials (as defined below), and they are not subject to any claim, lien, charge or other encumbrance under any Environmental Laws. Except as set forth in Section 5.22 of the Schedules, no AGFC Real Property and no real estate currently owned, operated or leased (including any property acquired by foreclosure or deeded in lieu thereof) by AGFC or its Subsidiaries or owned, operated or leased by AGFC or its Subsidiaries within the ten (10) years preceding the date of this Agreement, requires any environmental investigation, cleanup or response action to comply with Environmental Laws, or has been the site of any release of any Hazardous Materials. To AGFC’s knowledge, (a) AGFC Real Property is free of asbestos, (b) no immovable property currently or previously owned by it, any Subsidiary or their respective predecessors is, or has been, a heavy industrial site or landfill, and (c) there are no underground storage tanks at any properties owned or operated by AGFC or any of its Subsidiaries and no underground storage tanks have been closed or removed from any properties owned or operated by AGFC or any of its Subsidiaries. AGFC has made available to BFB all environmental audits, site assessments, documentation regarding off-site disposal of Hazardous Materials, reports and other material environmental documents related to AGFC Real Property, any immovable property formerly owned or operated by AGFC or any of its Subsidiaries or any of their respective predecessors, and any other immovable property acquired by foreclosure or deeded in lieu thereof, which are in the possession or reasonable control of AGFC or any of its Subsidiaries.

Section 5.23 Regulatory Matters.

A. Except as set forth on Section 5.23 of the Schedules, neither AGFC nor AG Bank is now or has been, within the last five (5) years, (i) subject to any cease-and-desist or other order or enforcement action issued by, (ii) a party to any written agreement, consent agreement or memorandum of understanding with, (iii) a party to any commitment letter or similar undertaking to, (iv) subject to any order or directive by, (v) ordered to pay any civil penalty by, (vi) a recipient of a supervisory letter from, or (vii) subject to any board resolutions adopted at the request or suggestion of, any Governmental Authority that restricts or restricted the conduct of its business or that relates or related to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, nor has AGFC been notified by any Governmental Authority that it is considering initiating any such Proceeding.

B. Neither AGFC nor any Subsidiary knows of any fact or circumstance relating to it that would materially impede or delay receipt of any Requisite Regulatory Approvals, the Merger, or the other transactions contemplated by this Agreement, nor does AGFC or any Subsidiary have any reason to believe that the parties will not be able to obtain all Requisite Regulatory Approvals

Section 5.24 Accounting Controls. Each of AGFC and its Subsidiaries has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances that: (a) all transactions are executed in accordance with general or specific authorization of its board of directors (or similar management body) and/or its duly authorized executive officers; (b) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to institutions such as it or other criteria applicable to such financial statements, and to maintain accountability for items therein; (c) control of its properties and assets is permitted only in accordance with general or specific authorization of its board of directors (or similar management body) and/or its duly authorized executive officers; and (d) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

Section 5.25 Books and Records. The minute books, stock certificate books and stock transfer ledgers of each of AGFC and AG Bank have been kept accurately in the ordinary course of business and are complete and correct in all material respects; the transactions entered therein represent bona fide transactions; and there have been no transactions involving the business of AGFC or AG Bank that properly should have been set forth therein and that have not been accurately so set forth. The minute books, stock certificate books and stock transfer ledgers of each of AGFC and AG Bank have been made available for inspection by BFB.

Section 5.26 Trust Business. Neither AGFC nor any of its Subsidiaries has been appointed in a fiduciary or representative capacity in respect of any trusts, executorships, administrations, guardianships, conservatorships, or other fiduciary representative capacity. Neither AGFC nor any of its Subsidiaries administers or otherwise holds any indenture, pooling and servicing, private label, paying agency, collateral or disbursing agency, securities (whether bond, note, debenture or other) registrar, transfer agency, document custody or other fiduciary or agency contracts.

Section 5.27 Guaranties. Except for items in the process of collection in the ordinary course of AG Bank’s business, none of the obligations or liabilities of AGFC or AG Bank are guaranteed by any other Person, nor, except in the ordinary course of business, according to prudent business practices and in compliance with all Legal Requirements, has AGFC or AG Bank guaranteed the obligations or liabilities of any other Person.

Section 5.28 Employee Benefit Plans.

A. Section 5.28A of the Schedules lists all employee benefit plans, arrangements or agreements providing benefits or compensation to any current or former employees, directors or consultants of AGFC or any of its ERISA Affiliates (as defined below) that are sponsored or maintained by AGFC or any of its ERISA Affiliates or to which AGFC or any of its ERISA Affiliates contributes or is obligated to contribute on behalf of current or former employees, directors or consultants of AGFC or any of its ERISA Affiliates or with respect to which AGFC or any of its ERISA Affiliates has any Liability, including any employee welfare benefit plan within the meaning of Section 3(1) of the ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA or any employment agreement or collective bargaining, employee stock ownership, bonus, incentive, deferred compensation, stock purchase, stock option, severance, change of control or fringe benefit plan (each of the foregoing, a “AGFC Employee Plan”). There is no pending or, to the knowledge of AGFC, threatened Proceeding relating to any AGFC Employee Plan. All of the AGFC Employee Plans comply and have been administered in all material respects with their terms and with all Legal Requirements. To the Knowledge of AGFC, there has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to the AGFC Employee Plans which is likely to result in the imposition of any penalties or Taxes upon AGFC or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the Code. All contributions, premiums or other payments required by law or by any AGFC Employee Plan have been made by the due date thereof.

B. Neither AGFC nor any of its Subsidiaries has any liabilities for post-retirement or post-employment welfare benefits under any AGFC Employee Plan that cannot be amended or terminated upon 60 days’ notice or less without incurring any Liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code, or similar state laws, the cost of which is borne by the insured individuals. To the Knowledge of AGFC, each AGFC Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code is qualified in form and operation and no event or circumstance has occurred that would disqualify any such AGFC Employee Plan. AGFC has provided or made available copies of (i) each AGFC Employee Plan, (ii) the most recent summary plan descriptions of each AGFC Employee Plan, (iii) each trust agreement, insurance policy or other instrument relating to the funding or administration of any AGFC Employee Plan, (iv) the three most recent annual reports (Form 5500 series) and accompanying schedules filed with the IRS or the United States Department of Labor with respect to each AGFC Employee Plan, (v) the most recent determination letter issued by the IRS with respect to each AGFC Employee Plan that is intended to qualify under Section 401 of the Code, (vi) the most recent available financial statements for each AGFC Employee Plan, and (vii) the most recent audited financial statements for each AGFC Employee Plan for which audited statements are required by ERISA.

C. Neither AGFC nor any ERISA Affiliate (as defined below) has any Liability with respect to a Multiemployer Plan. Neither AGFC nor any ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan, and neither AGFC, nor any ERISA Affiliate has incurred any withdrawal liability under Part I of Subtitle E of Title IV of ERISA that has not been satisfied in full. Neither AGFC nor any ERISA Affiliate sponsors, maintains or contributes to any employee benefit plan that is subject to Title IV of ERISA, and neither AGFC nor any ERISA Affiliate has, at any time during the last six (6) years, sponsored, maintained, contributed to or been obligated to contribute to any plan subject to Title IV of ERISA.

D. There does not now exist, nor, to the knowledge of AGFC, do any circumstances exist that could result in, any Controlled Group Liability of AGFC or any of its Subsidiaries now or following the Closing.

E. Except as set forth in Section 5.28E of the Schedules, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee of AGFC or any of its Subsidiaries to severance pay, retention bonuses, parachute payments, non-competition payments, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee. There is no contract, agreement, plan or other arrangement covering any service provider or former service provider of AGFC or any of its Subsidiaries that, individually or in the aggregate, could give rise to the payment by AGFC or any of its Subsidiaries of any amount that would not be deductible pursuant to the terms of Section 162(m) or Section 280G of the Code.

F. Except as set forth in Section 5.28F of the Schedules, there are no outstanding compensatory equity awards, including any arrangements awarding stock options, stock appreciation rights, stock appreciation units, restricted stock, deferred stock, phantom stock or any other equity compensation to any employee, director or other service provider of AGFC or any ERISA Affiliate.

G. There are no outstanding shares of capital stock of AGFC which were distributed to any current shareholder from AGFC’s employee stock ownership plan, or if such shares were distributed and are now outstanding, the holder thereof no longer has any “put” rights with respect to these shares under the employee stock ownership plan entitling the holder to require AGFC to purchase such shares.

H. No AGFC Employee Plan is invested in or provides the opportunity for the purchase of any employer security (within the meaning of ERISA §407(d)). Except as set forth in Section 5.28H of the Schedules, each AGFC Employee Plan may be amended or terminated at any time by AGFC or AG Bank subject only to regulations promulgated under the Code, ERISA, and the regulations of the PBGC and without AGFC or AG Bank making any additional contributions to such AGFC Employee Plan.

I. Except as set forth in Section 5.28I of the Schedules, there are no claims for worker’s compensation benefits arising out of occurrences prior to the Closing Date.

J. Each AGFC Employee Plan that is a nonqualified deferred compensation plan subject to Code §409A has been operated in compliance with Code §409A since January 1, 2005. No AGFC Employee Plan that would be a nonqualified deferred compensation plan subject to Code §409A but for the effective date provisions that are applicable to §409A, has been “materially modified” within the meaning of Section 885(d)(2)(B) of the AJCA after October 22, 2004.

Section 5.29 Deposits. Except as set forth in Section 5.29 of the Schedules, no deposit of AG Bank is a “brokered” deposit (as such term is defined in 12 C.F.R. § 337.6(a)(2)) or is subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business).

Section 5.30 Derivative Contracts. Neither AGFC nor any Subsidiary is a party to nor has agreed to enter into an exchange traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or agreement, or any other contract or agreement not included in the BFB Financial Statements which is a financial derivative contract (including various combinations thereof).

Section 5.31 Brokers. Except as set forth in Section 5.31 of the Schedules, no broker, finder or investment banker is entitled to any brokerage, finders, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of AGFC or any of its Subsidiaries.

Section 5.32 Dissenting Shareholders. AGFC has no knowledge of any plan or intention on the part of any shareholder of AGFC to make written demand for payment of the fair value of such holder’s shares of AGFC Stock in the manner provided in Section 2.05E.

Section 5.33 Fairness Opinions. Prior to the execution of this Agreement, AGFC has received written opinions from Sandler O’Neill + Partners, L.P. and National Capital, LLC, each dated as of the date of this Agreement, to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date of this Agreement, the Aggregate Merger Consideration to be received by the shareholders of AGFC under his Agreement is fair, from a financial point of view, to such shareholders. Such opinions have not been amended or rescinded as of the date of this Agreement.

Section 5.34 Representations Not Misleading. No representation or warranty by AGFC contained in this Agreement, nor any statement, exhibit or schedule furnished to BFB by AGFC under and or in anticipation of this Agreement, contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which it was or will be made, not misleading, in any material respect. No information material to the Merger, and that is necessary to make the representations and warranties herein contained not misleading, in any material respect, has been withheld by AGFC.

ARTICLE VI.

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01 Forbearances. Each party agrees that from the date of this Agreement until the Effective Time, except as expressly contemplated by this Agreement or required by Legal Requirement, without the prior written consent of the other party (which consent will not be unreasonably withheld or delayed), it will not, and will cause each of its Subsidiaries not to:

A. Banking Operations. Enter into any new material line of business or change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies;

B. Banking Offices. Open, close or relocate any branch office, or acquire or sell or agree to acquire or sell any branch office or deposit liabilities;

C. Capital Stock. Issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its common stock or permit new shares of its stock to become subject to new grants;

D. Dividends, Distributions and Repurchases. Except for regular quarterly dividends by AGFC in the amount of $0.25 per share, make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (other than any dividends from its wholly-owned Subsidiaries to it or another of its wholly-owned Subsidiaries) or directly or indirectly adjust, split, combine, redeem, reclassify, purchase of otherwise acquire, any shares of its stock (other than repurchases of common shares in the ordinary course of business to satisfy obligations under dividend reinvestment or employee benefit plans);

E. Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole;

F. Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, deposits, business or properties of any other Entity or enter into any other transaction, except in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole, and does not present a material risk that the Closing Date will be materially delayed or that the Requisite Regulatory Approvals will be more difficult to obtain;

G. Constituent Documents. Amend its Constituent Documents or those of its Subsidiaries;

H. Accounting Methods. Implement or adopt any change in its accounting principles or policies, other than as may be required by GAAP or RAP;

I. Adverse Actions. Knowingly take or omit to take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code or that is reasonably likely to result in any of the conditions to the Merger set forth in Article VIII not being satisfied;

J. Indebtedness. Incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice;

K. Employee Arrangements. Make any change in the rate of compensation, commission, bonus or other direct or indirect remuneration payable, or pay or agree or orally promise to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers, employees or agents, or enter into any employment or consulting contract (other than as contemplated by this Agreement) or other agreement with any director, officer or employee or adopt, amend in any material respect or terminate any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained by it for the benefit of its directors, employees or former employees, except in the ordinary course of business and consistent with past practices and safe and sound banking principles; or

L. Proceedings. Settle any Proceeding involving the payment by it of monetary damages in excess of $50,000 in the aggregate or imposing a restriction on the operations of AGFC or its Subsidiaries, on the one hand, or BFB or its Subsidiaries, on the other hand.

M. Commitments. Enter into any contract, with respect to, or otherwise agree or commit to do, any of the foregoing.

Section 6.02 Affirmative Covenants. Each party agrees with the other that from the date of this Agreement until the Effective Time, except with the prior written consent of the other (which consent will not be unreasonably withheld or delayed), it will, and will cause each of its Subsidiaries to, use commercially reasonable efforts to:

A. Ordinary Course. Conduct its business and the business of its Subsidiaries in the ordinary and usual course and use commercially reasonable efforts to preserve intact their organizations and assets and maintain their rights, franchises and authorizations and their existing relations with customers, suppliers, employees and business associates;

B. Lending. Extend credit only in accordance with existing lending policies and promptly classify and charge-off loans and deposit accounts overdrawn and make appropriate adjustments to loss reserves in accordance with the Call Report Instructions and the Uniform Retail Credit Classification and Account Management Policy;

C. Existing Agreements. Use commercially reasonable efforts to obtain any approvals or consents required to maintain all existing material contracts, leases and documents relating to or affecting its assets, properties and business;

D. Compliance with Laws. Comply in all material respects with all Legal Requirements, the noncompliance with which could be expected to result in a Material Adverse Change on such party;

E. Taxes. Timely file all Tax Returns required to be filed by it and promptly pay all Taxes that become due and payable, except those being contested in good faith by appropriate proceedings;

F. Withholding. Withhold from each payment made to each of its employees the amount of all Taxes required to be withheld therefrom and pay the same to the proper Governmental Authorities;

G. Existing Obligations. Perform all of its obligations under contracts, leases and documents relating to or affecting its assets, properties and business except such obligations as it may in good faith reasonably dispute;

H. Insurance. Maintain in full force and effect all insurance policies now in effect or renewals thereof and, except as required by prudent business practices that do not jeopardize insurance coverage, give all notices and present all claims under all insurance policies in due and timely fashion; and

I. Regulatory Matters. Timely file all reports required to be filed with all Governmental Authorities and observe and conform to all Legal Requirements, except those being contested in good faith by appropriate proceedings.

Section 6.03 Continuing Contracts. Except as expressly contemplated by this Agreement, without the prior written consent of BFB, AGFC will not (and will cause its Subsidiaries not to) enter into, amend, renew or terminate any agreement of the type that is or would be required to be disclosed in Section 5.13 of the Schedules.

ARTICLE VII.

COVENANTS

Section 7.01 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each party will use commercially reasonable efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under all Legal Requirements, so as to permit consummation of the transactions contemplated by this Agreement as promptly as practicable, and each party will cooperate fully with, and furnish information to, the other party to that end.

Section 7.02 Litigation and Claims. Each party will promptly notify the other party in writing of any Proceeding pending or, to the knowledge of such party, threatened against any party or any of its Subsidiaries that questions or might question the validity of this Agreement or any other agreement contemplated by this Agreement or any action taken or to be taken by the parties or their respective Subsidiaries with respect hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 7.03 Shareholder Approval; Change of Recommendation; Proxy Statement/Prospectus.

A. AGFC will submit to its shareholders for their approval this Agreement and any other matters required to be approved or adopted by its shareholders to carry out the intentions of this Agreement. In furtherance of that obligation, the board of directors of AGFC will take all actions necessary to convene a meeting of its shareholders (including any adjournment or postponement, the “AGFC Meeting”), as promptly as practicable after the S-4 Registration Statement has been declared effective by the SEC, to consider and vote upon approval of this Agreement as well as any other appropriate matters, and will recommend that the shareholders of AGFC vote to approve the Agreement and the Merger. The AGFC Board shall not withdraw, amend or modify in a manner adverse to BFB its recommendation (a “Change in Recommendation”) and will use its commercially reasonable efforts to obtain the necessary approvals by AGFC’s shareholders of this Agreement and the transactions contemplated hereby (the “AGFC Shareholder Approval”). Notwithstanding the foregoing, if AGFC has complied with Section 7.08, the AGFC Board may effect a Change in Recommendation and cease such efforts if AGFC or any of its representatives receives an unsolicited bona fide Acquisition Proposal before the AGFC Shareholder Approval that the AGFC Board has (i) determined in its good faith judgment (after consultation with its financial advisors and outside legal counsel) that such Acquisition Proposal constitutes or is reasonably expected to result in a Superior Proposal, and (ii) determined in its good faith judgment (after consultation with its outside legal counsel) that the failure to effect a Change in Recommendation would cause or is reasonably likely to cause it to violate its fiduciary duties under applicable law.

B. BFB and AGFC will jointly prepare the Proxy Statement/Prospectus to be submitted to the shareholders of AGFC in connection with the AGFC Meeting (as defined below), and BFB shall prepare and file with the SEC the Registration Statement on Form S-4 to be filed with the SEC by BFB in connection with the issuance of shares of BFB Common Stock in the Merger (including the proxy statement and prospectus (the “Proxy Statement/Prospectus”) constituting a part thereof) (the “S-4 Registration Statement”). BFB and AGFC shall cooperate and shall furnish to the other all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the S-4 Registration Statement, or any other filing, notice or application made on behalf of BFB or its Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement. BFB and AGFC each shall use commercially reasonable efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and promptly thereafter mail the Proxy Statement/Prospectus to the shareholders of AGFC. BFB shall also use commercially reasonable efforts to satisfy prior to the effective date of the S-4 Registration Statement, all necessary state securities law or “blue sky” notice requirements in connection with the Merger and to consummate the other transactions contemplated by this Agreement and will pay all expenses incident thereto.

C. BFB and AGFC each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders of AGFC and at the time of the meeting of shareholders of AGFC to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each party further agrees that if it becomes aware that (1) any information furnished by it would cause any of the statements in the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or (2) any material fact necessary to make the statements therein not false or misleading has been omitted, it will promptly inform the other party thereof and take appropriate steps to correct or amend the Proxy Statement/Prospectus. BFB and AGFC will cause the S-4 Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

Section 7.04 Consents and Approvals.

A. BFB will use commercially reasonable efforts, and AGFC will reasonably cooperate with BFB at the BFB’s request, to obtain all consents, approvals, authorizations, waivers or similar affirmations described in Section 4.09 of the Schedules.

B. AGFC will use commercially reasonable efforts, and BFB will reasonably cooperate with AGFC at the AGFC’s request, to obtain all consents, approvals, authorizations, waivers or similar affirmations described in Section 5.09 of the Schedules.

Section 7.05 Public Disclosure. No party will issue any press release, written employee communication, written shareholder communication or other public disclosure of the existence, terms, conditions or status of this Agreement or the transactions contemplated by this Agreement without first consulting with the other party, nor will any party issue any such communication or make such public statement without the consent of the other party, which will not be unreasonably withheld or delayed. Notwithstanding the foregoing, a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable under the circumstances), issue such communication or make such public statement as may be required by any Legal Requirement.

Section 7.06 Access; Information.

A. Except as prohibited by any Legal Requirement, upon reasonable notice from the other party, each party will (and will cause each of its Subsidiaries to): (i) afford the other party and its employees, officers and authorized Representatives (including legal counsel, accountants and consultants) full access to its properties, books and records (and those of its Subsidiaries) during normal business hours so that such other party may have the opportunity to make such reasonable investigation as it will desire to make of the affairs of such party and its Subsidiaries, and (ii) furnish such other party with such additional financial and operating data and other information as to its business and properties as such other party may, from time to time, reasonably request. Neither party nor any of its Subsidiaries will be required to afford access to or disclose information that would jeopardize attorney-client privilege (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties), contravene any binding arrangement with any third party or violate any Legal Requirement. The parties will make appropriate substitute arrangements in circumstances where the previous sentence applies.

B. As soon as practicable after they become available, each party will deliver or make available to the other party all unaudited monthly and quarterly financial information prepared for the internal use of management of such party and all Consolidated Reports of Condition and Income filed by the Subsidiary of such party after the date of this Agreement.

C. No access or investigation by a party of the business and affairs of the other party under this Section 7.06 or otherwise will affect or be deemed to modify or waive any representation, warranty, covenant or agreement of such other party in this Agreement or any Schedule delivered in accordance with this Agreement, the conditions to the party’s obligation to consummate the transactions contemplated by this Agreement, or any remedies available to the party under this Agreement.

Section 7.07 Confidentiality.

A. Each party (such party when disclosing information being the “Disclosing Party,” and such party when receiving information being the “Recipient Party”) acknowledges that any information, materials and documentation of the other party that it receives or observes under this Agreement or in connection with the Merger, either before or after execution of this Agreement, relating to or involving the business, operations or affairs of the Disclosing Party or otherwise in possession of the Disclosing Party, is confidential (“Subject Information”); provided, however, that Subject Information will not include information that (i) is or becomes available to the public other than as a result of a disclosure by the Recipient Party, (ii) was known to the Recipient Party or in its possession prior to its disclosure to the Recipient Party, (iii) becomes available to the Recipient Party from a source other than the Disclosing Party, provided that such information is not known by the Recipient Party to have been provided in breach of a confidentiality agreement with the Disclosing Party or in breach of a contractual, legal or fiduciary obligation to the Disclosing Party, or (iv) is or was developed independently by the Recipient Party without reference to confidential information provided by the Disclosing Party.

B. Each Recipient Party will use, and will cause its Representatives to use, commercially reasonable efforts to protect and maintain the confidentiality of such Subject Information; provided, however, that the foregoing will not prevent the Recipient Party from disclosing or making available such information (i) on a confidential basis to its Representatives for the purpose of carrying out the Merger, (ii) to the extent required by a Legal Requirement, or (iii) in connection with obtaining any Requisite Regulatory Approval. Prior to disclosing or making available such information to its Representatives, the Recipient Party will inform its Representatives of the confidential nature of the Subject Information and will direct its Representatives to treat the Subject Information confidentially. The Recipient Party will be strictly liable for any breach of these confidentiality provisions by its Representatives.

C. In the event of termination of this Agreement for any reason, the Recipient Party will promptly return to the Disclosing Party all written material containing or reflecting any Subject Information other than information contained in any application, notice or other document filed with any Governmental Authority and not returned to the Recipient Party by such Governmental Authority. In making any such filing, the Recipient Party will request confidential treatment of such Subject Information included in any application, notice or other document filed with any Governmental Authority.

Section 7.08 Acquisition Proposals.

A. Neither AGFC, its Subsidiaries nor any of their respective directors, officers, agents or representatives shall directly or indirectly take any action to solicit, initiate, encourage or facilitate the making of any inquiries with respect to, or provide any information to, conduct any assessment of or negotiate with any other Person with respect to any Acquisition Proposal or any transaction which is reasonably expected to lead to an Acquisition Proposal.

B. Notwithstanding anything to the contrary in Section 7.08A, if AGFC has complied with Section 7.08A and AGFC or any of its representatives receives an unsolicited bona fide Acquisition Proposal from another Person before the AGFC Shareholder Approval that the AGFC Board has (i) determined in its good faith judgment (after consultation with AGFC’s financial advisors and outside legal counsel) that such Acquisition Proposal constitutes or is reasonably expected to result in a Superior Proposal, and (ii) determined in its good faith judgment (after consultation with AGFC’s outside legal counsel) that the failure to take such action would cause, or is reasonably expected to cause, it to violate its fiduciary duties under applicable law, then AGFC or its representatives may furnish information to and enter into discussions and negotiations with such other Person, provided that such Person executes appropriate confidentiality agreement that is no less protective of AGFC’s confidential information than the confidentiality provisions set forth in Section 7.07 of this Agreement.

C. AGFC agrees to notify BFB in writing within two (2) business days after receipt of an unsolicited Acquisition Proposal and provide reasonable detail as to the identity of the Person making the Acquisition Proposal and the material terms of the Acquisition Proposal. AGFC represents that as of the date of this Agreement, it is not engaged in any existing activities, discussions or negotiations with any Person that relates to any Acquisition Proposal, other than the transactions contemplated by this Agreement. AGFC will, and will cause each of its Subsidiaries to, take the necessary steps to inform the appropriate Persons referred to in this Section 7.08 of the obligations undertaken in this Section 7.08.

D. Nothing in this Agreement shall impair BFB’s ability to engage in any discussions or enter into any agreements with respect to any mergers, acquisitions of financial institutions or other assets, or other similar transactions; provided, however, that BFB shall not take any action or omit to take any action that would, or is reasonably likely to, (i) materially delay or impede the consummation of the transactions contemplated by this Agreement (including without limitation materially delay or impede the S-4 Registration Statement from being declared effective by the Security and Exchange Commission, or materially delay or impede receipt of all Requisite Regulatory Approvals); (ii) prevent or impede the Merger from qualifying as a reorganization under

Section 368(a) of the Code; or (iii) result in (1) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (2) any of the conditions set forth in Sections 8.01 and 8.03 not being satisfied, or (3) a material violation of any provision of this Agreement.

Section 7.09 Regulatory Applications.

A. Each party will cooperate and use commercially reasonable efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement (the “Requisite Regulatory Approvals”) and will use commercially reasonable efforts to make all necessary filings in respect of the Requisite Regulatory Approvals within thirty (30) days following the date hereof. Each party may review in advance, and to the extent practicable each will consult with the other, in each case subject to any Legal Requirement relating to the exchange of information, with respect to all public portions of any applications or other material written information submitted to any third party or any Governmental Authority in connection with the Requisite Regulatory Approvals. In exercising the foregoing right, each party will act reasonably and as promptly as practicable. Each party will consult with the other party with respect to obtaining all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and will keep the other party apprised of the status of material matters relating to the completion of the transactions contemplated by this Agreement.

B. Each party will, upon request, furnish the other party with all information concerning itself, its Subsidiaries, assets, liabilities, business, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries with or to any third party or Governmental Authority in connection with the transactions contemplated by this Agreement.

Section 7.10 Disclosure Schedules. At least five (5) days prior to the Closing, each party will deliver to the other party updated Schedules reflecting any material changes to the Schedules between the date of this Agreement and the Closing Date.

Section 7.11 Notification of Certain Matters.

A. BFB will promptly notify AGFC in writing if it becomes aware of any fact or condition that makes or shows to be untrue any representation or warranty made by BFB in, or any information disclosed on the Schedules provided to AGFC by BFB under, this Agreement; reasonably would be expected to cause or constitute a breach of, of failure to comply with, any of the covenants or agreements of BFB contained in this Agreement; or reasonably would be expected to give rise, individually or in the aggregate, to the failure to occur of any closing condition under this Agreement. No information received by AGFC under this Section 7.11A will affect or be deemed to modify or waive any representation, warranty, covenant or agreement of BFB in this Agreement, any Schedules delivered in accordance with this Agreement, any condition to AGFC’s obligation to consummate the Merger or any remedies available to AGFC under this Agreement.

B. AGFC will promptly notify BFB in writing if it becomes aware of any fact or condition that makes or shows to be untrue any representation or warranty made by AGFC in, or any information disclosed on the Schedules provided to BFB by AGFC under, this Agreement; reasonably would be expected to cause or constitute a breach of, or failure to comply with, any of the covenants or agreements of AGFC contained in this Agreement; or reasonably would be expected to give rise, individually or in the aggregate, to the failure to occur of any closing condition under this Agreement. No information received by BFB under this Section 7.11B will affect or be deemed to modify or waive any representation, warranty, covenant or agreement of AGFC in this Agreement, any Schedules delivered in accordance with this Agreement, any condition to BFB’s obligation to consummate the Merger or any remedies available to BFB under this Agreement.

Section 7.12 Employee Matters.

A. To the extent requested by BFB, AGFC or its appropriate Subsidiary will execute and deliver such instruments and take such other actions as BFB may reasonably require to cause the amendment or termination of any AGFC Employee Plan on terms satisfactory to BFB and in accordance with all Legal Requirements, to be effective prior to the Closing Date or at any time thereafter in the sole discretion of BFB. BFB agrees that the employees of AGFC and its Subsidiaries who continue their employment after the Closing Date (the “AGFC Employees”) will be entitled, subject to Section 7.12B, to either (i) continue participation in any continuing AGFC Plans or (ii) participate as newly hired employees in the employee benefit plans and programs maintained for employees of BFB and BF Bank, in accordance with the respective terms of such plans and programs, and BFB will take all actions reasonably necessary or appropriate to facilitate coverage of the AGFC Employees in such plans and programs from and after the Closing Date. To the extent that BFB desires to maintain the effectiveness of any AGFC Employee Plan, AGFC or its appropriate Subsidiary will execute and deliver such instruments and take such other actions as BFB may reasonably require in furtherance of the transfer of such AGFC Employee Plan to BFB on terms satisfactory to BFB and in accordance with all Legal Requirements.

B. Each AGFC Employee will be entitled to credit for prior service with AGFC for all purposes under the employee welfare benefit plans and other employee benefit plans and programs (including any severance programs but excluding vesting requirements under stock incentive plans) sponsored by BFB or BF Bank to the extent permitted by such BFB Employee Plan and any Legal Requirements. To the extent permitted by such BFB Employee Plan and any Legal Requirements, any eligibility waiting period and pre-existing condition exclusion applicable to such BFB Employee Plan will be waived with respect to each AGFC Employee and his or her eligible dependents. To the extent permitted by Legal Requirement and the applicable BFB Employee Plan, BFB will credit each AGFC Employee and his or her eligible dependents for the year during which coverage under BFB’s group health plan begins, with any deductibles, co-pays or out-of-pocket payments already incurred by such AGFC Employee during such year under the AGFC’s group health plan. For purposes of determining an AGFC Employee’s benefits for the calendar year in which the Merger occurs under BFB’s vacation program, any vacation taken by an AGFC Employee immediately preceding the Closing Date for the calendar year in which the Merger occurs will be deducted from the total BFB vacation benefit available to such AGFC Employee for such calendar year.

Section 7.13 Bank Merger Transaction. The parties will cooperate to take all actions (including making all such filings) necessary and appropriate to effectuate the Bank Merger, to be effective as soon as practicable following the Effective Time.

Section 7.14 Termination of Data Processing Contracts. AGFC will cooperate with BFB and take all necessary actions to ensure that its current data processing contracts and contracts related to the provision of any other electronic banking services will, if the Merger occurs, be terminated on such date(s) to be mutually agreed upon by the parties.

Section 7.15 Conforming Accounting Adjustments. If requested by BFB, AGFC will and will cause AG Bank to, consistent with GAAP, immediately prior to Closing, make such accounting entries as BFB may reasonably request to conform the accounting records of AGFC and AG Bank to the accounting policies and practices of BFB and BF Bank, respectively. No such adjustment will by itself constitute or be deemed to be a breach, violation or failure to satisfy any representation, warranty, covenant, condition or other provision or constitute grounds for termination of this Agreement or be an acknowledgment by AGFC or AG Bank of any adverse circumstances for purposes of determining whether the conditions to BFB’s obligations under this Agreement have been satisfied or that such adjustment has any bearing on the Aggregate Merger Consideration. No adjustment required by BFB will require any prior filing with any Governmental Authority or violate any Legal Requirement applicable to AGFC or AG Bank.

Section 7.16 Financial Statements. The consolidated balance sheets as of future dates and the related statements of income, changes in stockholders’ equity and cash flows of any party for the periods then ended, that may be provided by such party to the other party subsequent to the date hereof, will be prepared from the books and records of such party and its Subsidiaries and will fairly present, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of such party at the dates and for the periods indicated in conformity with GAAP applied on a consistent basis throughout the periods indicated, except that unaudited financial statements may (i) omit the footnote disclosure required by GAAP and (ii) be subject to normal year-end audit adjustments required by GAAP. The Consolidated Reports of Condition and Income filed by the Subsidiary of a party subsequent to the date hereof will fairly present the financial position of such Subsidiary and the results of its operations at the dates and for the periods indicated in compliance with all Legal Requirements.

Section 7.17 Indemnification.

A. To the extent not prohibited by any Legal Requirements, BFB agrees that all rights to indemnification and all limitations of liability existing in favor of any director or officer of AGFC or AG Bank, determined as of the Effective Time (each, an “Indemnified Party”), as provided in AGFC’s or AG Bank’s Constituent Documents (including, without limitation, the right to the advancement of expenses, if so provided), in each case as of the date of this Agreement, with respect to matters occurring on or prior to the Effective Time will survive the Merger and continue in full force and effect, without any amendment thereto, indefinitely.

B. The rights to indemnification granted by this Section 7.17 are subject to the following limitation: amounts otherwise required to be paid by BFB to any Indemnified Party under this Section 7.17 will be reduced by any amounts that such Indemnified Party recovers from any third party.

C. Any Indemnified Party wishing to claim indemnification under Section 7.17A, upon learning of any Proceeding described above, must promptly notify BFB, but the failure to so notify will not affect the obligations of BFB under Section 7.17A, except to the extent that BFB is actually prejudiced as a consequence of such failure to so notify. With respect to any such Proceeding, (i) BFB will have the right to assume the defense thereof and BFB will not be liable to an Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by an Indemnified Party in connection with the defense thereof, except that if BFB elects not to assume such defense or counsel for the Indemnified Party is of the opinion that there are issues that raise conflicts of interest between BFB and the Indemnified Party, the Indemnified Party may retain counsel reasonably satisfactory to BFB (which may not exceed one firm in any jurisdiction), and BFB will be subject to the obligations with respect to legal fees and expenses as provided in AGFC’s or AG Bank’s Constituent Documents; (ii) the Indemnified Party will cooperate in the defense of any such matter; (iii) BFB will not be liable for any settlement effected without its prior written consent; and (iv) BFB will have no obligation hereunder if indemnification of an Indemnified Party in the manner contemplated by this Agreement is prohibited by any Legal Requirement.

D. The provisions of this Section 7.17 (i) are intended to be for the benefit of, and are enforceable by, each Indemnified Party and his successors and representatives and (ii) are in addition to, and not in substitution for, any other indemnification or contribution that any such person may have by contract or otherwise.

Section 7.18 Liability Insurance. AGFC will purchase for a period of not less than three (3) years after the Effective Time, past acts and extended reporting period insurance coverage for no less than the four-year period immediately preceding the Effective Time under its (a) current directors and officers insurance (or comparable coverage), (b) employment practices liability insurance, (c) current financial institutions bond (or comparable coverage) and (d) bankers professional liability, mortgage errors and omissions and fiduciary liability insurance for each of the directors and officers of AGFC and its Subsidiaries currently covered under comparable policies held by AGFC or its Subsidiaries.

Section 7.19 Other Agreements.

A. AGFC will deliver to BFB, contemporaneously with the execution of this Agreement, a Voting Agreement in substantially the form attached hereto as Exhibit B, executed as of the date hereof by each director and executive officer of AGFC and AG Bank.

B. AGFC will deliver to BFB, contemporaneously with the execution of this Agreement, non-competition agreements, in substantially the form attached hereto as Exhibit C, executed by each of the directors and executive officers of AGFC and its Subsidiaries and with the terms listed on Section 7.19 of the Schedules, which non-competition agreements shall not become effective until the Effective Time.

C. Each of the directors and executive officers of AGFC and AG Bank listed on Section 7.19 of the Schedules will deliver to BFB, contemporaneously with the execution of this Agreement, a release in the form attached hereto as Exhibit D (“Release”), releasing AGFC and its Subsidiaries from any and all claims of such directors and officers (except as described in such instrument). At Closing, AGFC agrees to deliver to BFB an instrument executed by each of the directors of AGFC and its Subsidiaries listed on Section 7.19 of the Schedules, reaffirming, as of the Closing Date, such director’s or officer’s release, obligations and other covenants contained in such director’s or officer’s release agreement delivered pursuant this Section 7.19C. The Release shall not be construed to release the insurance coverage of any director and officer under existing insurance policies and/or coverage purchased under Section 7.18 of this Agreement.

Section 7.20 Phantom Stock Award Agreements. AGFC will take any and all necessary actions to terminate each of those Phantom Stock Award Agreements listed on Section 7.20 of the Schedules, and all phantom stock awards granted thereunder, without further liability to AGFC, BFB or any of their respective Subsidiaries, except for any liability for payments required to be made to the holders of awards under such Phantom Stock Award Agreements. Prior to the Closing Date, AGFC shall accrue the full amount of all payments made to the holders of such phantom stock awards in connection with the termination of such agreements to the extent not paid prior to the Closing.

Section 7.21 Employment and Change in Control Agreements. No less than 15 calendar days prior to the Closing Date, BFB will notify AGFC whether BFB intends to terminate the employment of any employee of AGFC or AG Bank subject to a Change in Control Agreement and/or Employment Agreement listed on Section 7.21 of the Schedules (the “Terminating Employee(s)”) following consummation of the Merger. Prior to the Closing Date, AGFC will accrue the full amount of any change in control benefits payable to Terminating Employee(s). As soon as practicable after the Closing Date and termination of the Terminating Employee, BFB will pay the amount of the change in control benefits due to the Terminating Employees under the Change in Control Agreement(s) and Employment Agreement(s) listed on Section 7.21 of the Schedules.

Section 7.22 Section 16 Matters. The AGFC Board and the BFB Board shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt (i) the conversion of AGFC Stock into BFB Common Stock and (ii) the acquisition of BFB Common Stock pursuant to the terms of this Agreement by officers and directors of AGFC subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of AGFC who may become an officer or director of BFB subject to the reporting requirements of Section 16(a) of the Exchange Act. In furtherance of the foregoing, prior to the Effective Time, (i) the AGFC Board shall adopt resolutions that specify (A) the name of each individual whose disposition of AGFC Stock (including AGFC stock options and other derivative securities with respect to AGFC Stock) is to be exempted, (B) the number of shares of AGFC (including AGFC stock options and other derivative securities with respect to AGFC Stock) to be disposed of by each such individual and (C) that the approval is granted for purposes of exempting the disposition from Section 16(b) of the Exchange Act under Rule 16b-3(e) of the Exchange Act and (ii) the BFB Board shall adopt resolutions that specify (A) the name of each individual whose acquisition of shares of BFB Common Stock is to be exempted, (B) the number of shares of BFB Common Stock to be acquired by each such individual and (C) that the approval is granted for purposes of exempting the acquisition from Section 16(b) of the Exchange Act under Rule 16b-3(d) of the Exchange Act. BFB and AGFC shall provide to counsel of the other party for its review copies of such resolutions to be adopted by the respective boards of directors prior to such adoption and AGFC shall provide BFB with such information as shall be reasonably necessary for the BFB Board to set forth the information required in the resolutions of the BFB Board.

ARTICLE VIII.

CONDITIONS TO CLOSING

Section 8.01 Conditions to Each Party’s Obligation. The obligation of each party to consummate the Merger is subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:

A. The Agreement and the Merger will have been approved by the shareholders of AGFC.

B. All Requisite Regulatory Approvals will have been obtained and will remain in full force and effect and all statutory waiting periods in respect thereof will have expired, and the Requisite Regulatory Approvals will not have imposed any restrictions on the operations of BFB or the Surviving Corporation that, in the reasonable judgment of BFB, would adversely impact the benefits of the transactions contemplated by this Agreement or would be so burdensome as to render inadvisable the consummation of the Merger.

C. All consents and approvals listed in Section 4.09 and Section 5.09 of the Schedules will have been received and will remain in full force and effect.

D. No action will have been taken, and no Legal Requirement will have been promulgated, enacted, entered, enforced or deemed applicable to the Merger by any Governmental Authority, including the entry of a preliminary or permanent injunction, that would (i) make the Agreement or any other agreement contemplated by this Agreement, or the transactions contemplated hereby or thereby, illegal, invalid or unenforceable in any material respect, (ii) impose material limits on the ability of any party to this Agreement to consummate the Agreement or any other agreement contemplated by this Agreement, or the transactions contemplated hereby or thereby, or (iii) otherwise prohibit or restrain the Merger; and no Proceeding before any Governmental Authority will be threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (i) through (iii) above.

E. The Merger will qualify as a reorganization under Section 368(a) of the Code.

F. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

G. Each of BFB and AGFC shall have received an opinion of Fenimore, Kay, Harrison & Ford, LLP dated the Closing Date, to the effect that, based on the terms of this Agreement and on the basis of certain facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization under Section 368(a) of the Code. In rendering such opinion, such counsel may require and rely upon and may incorporate by reference representations and covenants, including those contained in certificates of officers and/or directors of BFB, AGFC and others.

Section 8.02 Conditions to Obligation of BFB. The obligation of BFB to consummate the Merger is also subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:

A. The representations and warranties of AGFC in this Agreement will be true and correct, in all material respects, as of the date of this Agreement and as of the Closing Date, except with respect to representations and warranties that are qualified by materiality (other than Material Adverse Change), which will be true and correct in all respects.

B. The covenants and obligations of AGFC to be performed or observed on or before the Closing Date under this Agreement will have been performed or observed in all material respects.

C. BFB will have received all documents and instruments required to be delivered by AGFC at or prior to the Closing.

D. Holders of shares of AGFC Stock, other than holders who exceed the Ownership Limitation, representing no more than five percent (5%) of the issued and outstanding AGFC Stock will have demanded or be entitled to exercise dissenting shareholder rights under Section 131 of the LBCL.

E. Each of those Phantom Stock Award Agreements listed on Section 7.20 of the Schedules, and all phantom stock awards granted thereunder, shall have been terminated or otherwise cancelled without further liability to AGFC, BFB or any of their respective Subsidiaries, except for any liability for payments required to be made to the holders of awards under such Phantom Stock Award Agreements.

F. BFB will have received from each of the directors and executive officers of AGFC and AG Bank an instrument reaffirming, as of the Closing Date, such director’s or officer’s release, obligations and other covenants contained in such director’s or officer’s Release delivered in connection with this Agreement pursuant to Section 7.19C.

G. The AGFC Tangible Equity Capital, determined in accordance with Section 2.05C as of the date that is ten (10) days prior to the Closing Date, shall be not less than $39,571,000.

Section 8.03 Conditions to Obligations of AGFC. The obligation of AGFC to consummate the Merger is also subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:

A. The representations and warranties of BFB in this Agreement will be true and correct, in all material respects, as of the date of this Agreement and as of the Closing Date, except with respect to representations and warranties that are qualified by materiality (other than Material Adverse Change), which will be true and correct in all respects.

B. The covenants and obligations of BFB to be performed or observed on or before the Closing Date under this Agreement will have been performed or observed in all material respects.

C. AGFC will have received all documents and instruments required to be delivered by BFB at or prior to the Closing.

D. The BFB Tangible Equity Capital, determined in accordance with Section 2.05C as of the date that is ten (10) days prior to the Closing Date, shall be not less than $74,970,000.

ARTICLE IX.

TERMINATION

Section 9.01 Right of Termination. This Agreement may be terminated, and the Merger may be abandoned, at any time before the Effective Time, as follows, and in no other manner:

A. By the mutual written agreement of AGFC and BFB.

B. By either BFB or AGFC, if the Effective Time has not occurred by the close of business on February 15, 2015, or such later date as may be mutually agreeable to the parties; provided, however, that the right to terminate this Agreement under this Section 9.01B will not be available to any party whose failure to comply with its obligations under, or breach of any representation or warranty set forth in, this Agreement has materially contributed to the failure of the Effective Time to occur on or before such date.

C. By either BFB or AGFC, if any Requisite Regulatory Approval is denied by a final, nonappealable action of any Governmental Authority, or if BFB or AGFC reasonably determines in good faith after consultation with their respective counsel that there is substantial likelihood that any Requisite Regulatory Approval will not be obtained or will be obtained only upon a condition or conditions that make it inadvisable to proceed with the transactions contemplated by this Agreement.

D. By either BFB or AGFC (provided that the party terminating this Agreement is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if there has been a material breach by the other party of any representation, warranty, covenant or agreement contained in this Agreement or in any Schedule or document delivered under this Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement such that Section 8.02A or Section 8.02B, with respect to AGFC, or Section 8.03A or Section 8.03B, with respect to BFB, would not be satisfied and such breach is not curable or, if curable, has not been cured within thirty (30) days after written notice of the breach is given by the non-breaching party to the breaching party.

E. By AGFC at any time before the AGFC Shareholder Approval if before such time, AGFC receives an unsolicited bona fide Acquisition Proposal and the board of directors of AGFC determines in its good faith judgment (after consultation with its financial advisors and outside legal counsel), that (i) such Acquisition Proposal (if consummated pursuant to its terms and after giving effect to the payment of the Termination Fee and BFB Expenses (each as defined herein) is a Superior Proposal and (ii) the failure to terminate this Agreement and accept such Superior Proposal would cause or is reasonably likely to cause it to violate its fiduciary duties under applicable law; provided, however, that AGFC may not terminate this Agreement under this Section 9.01E unless:

(i) AGFC has provided prior written notice to BFB at least five (5) business days in advance (the “Notice Period”) of taking such action, which notice advises BFB that the board of directors of AGFC has received a Superior Proposal, specifies the material terms and conditions of such Superior Proposal (including the identity of the Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) making the Superior Proposal); and

(ii) during the Notice Period, AGFC negotiates, and causes its financial advisor and outside legal counsel to negotiate, with BFB in good faith (to the extent BFB desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and the board of directors of AGFC considers such adjustments in the terms and conditions of this Agreement resulting from such negotiations and concludes in good faith based upon consultations with its financial advisors and the advice of its outside legal counsel that such Superior Proposal remains a Superior Proposal even after giving effect to the adjustments in the terms and conditions of this Agreement proposed by BFB.

If during the Notice Period any revisions are made to the Superior Proposal and the board of directors of AGFC in its good faith judgment determines such revisions are material, AGFC shall deliver a new written notice to BFB and shall comply with the requirements of this Section 9.01E with respect to such new written notice, except that the new Notice Period shall be three (3) business days. Termination under this Section 9.01E shall not be deemed effective until payment of the Termination Fee and/or BFB Expenses as required by Section 9.04.

F. By BFB if (i) AGFC has breached its covenant contained in Section 7.08 prior to the termination of this Agreement in a manner materially adverse to BFB; (ii) the AGFC Board resolves to accept a Superior Proposal; or (iii) the AGFC Board effects a Change in Recommendation.

G. By either BFB or AGFC if the AGFC Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the AGFC Meeting.

Section 9.02 Notice of Termination. The power of termination provided for by Section 9.01 may be exercised only by a notice given in writing, as provided in Section 10.06.

Section 9.03 Effect of Termination. Except as provided in Section 9.04, if this Agreement is terminated, neither party will have any further liability or obligation under this Agreement; provided, however, that termination will not relieve a party from any liability for any breach by it occurring prior to termination; and provided further, that Section 7.07, this Section 9.03 and Article X (other than Section 10.09) will survive any termination of this Agreement.

Section 9.04 Termination Fee and Expenses. To compensate BFB for entering into this Agreement, taking actions to consummate the transactions contemplated hereunder and incurring the costs and expenses related thereto and other losses and expenses, including foregoing the pursuit of other opportunities by BFB, AGFC and BFB agree as follows:

A. Provided that BFB is not in material breach of any covenant or obligation under this Agreement (which breach, if curable, has not been cured within fifteen (15) days following receipt of written notice thereof by AGFC specifying in reasonable detail the basis of such alleged breach), if this Agreement is terminated by:

(i) AGFC under the provisions of Section 9.01E, then AGFC shall pay to BFB the sum of $1,400,000 (the “Termination Fee”) plus all expenses incurred by BFB in connection with the proposed transaction in immediately available funds, provided that the aggregate amount of all such expenses shall not exceed $250,000 (“BFB Expenses”);

(ii) BFB under the provisions of Section 9.01F, then AGFC shall pay to BFB the Termination Fee plus the BFB Expenses in immediately available funds;

(iii) either BFB or AGFC under the provisions of (A) Section 9.01B, if at the time of termination, the S-4 Registration Statement has been declared effective for at least twenty-five (25) business days prior to such termination and AGFC shall have failed to call, give notice of, convene and hold the AGFC Meeting in accordance with Section 7.03, or (B) Section 9.01G, if, at the time of termination, there exists an Acquisition Proposal with respect to AGFC, then AGFC shall pay to BFB the BFB Expenses in immediately available funds; and

(iv) either BFB or AGFC under the provisions of (A) Section 9.01B, if at such time the AGFC Shareholder Approval has not occurred, or (B) Section 9.01G, if, at the time of termination, there exists an Acquisition Proposal with respect to AGFC and, with respect to either clause (A) or (B), within twelve (12) months of the termination of this Agreement, AGFC enters into an Acquisition Agreement with any Person with respect to any Acquisition Proposal, then AGFC shall pay to BFB the Termination Fee in immediately available funds, which shall be in addition to the BFB Expenses to be paid pursuant to Section 9.04A(iii).

B. The payment of the Termination Fee and/or BFB Expenses shall be BFB’s sole and exclusive remedy with respect to termination of this Agreement as set forth in this Section 9.04. For the avoidance of doubt, in no event shall the Termination Fee described in this Section 9.04 be payable on more than one occasion.

C. Any payment required by Section 9.04 shall become payable within two (2) business days after receipt by the non-terminating party of written notice of termination of this Agreement; provided, however, that if the payment of the Termination Fee is required pursuant to Section 9.04A(iv), then such payment shall become payable on or before the date of execution by AGFC of an Acquisition Agreement.

D. For purposes of this Agreement, an “Acquisition Agreement” means any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or any similar agreement related to any Acquisition Proposal.

E. For purposes of this Agreement, “Acquisition Proposal” means any proposal (whether communicated to AGFC or publicly announced to AGFC’s shareholders) by any Person (other than BFB or any of its Affiliates) for an Acquisition Transaction involving AGFC, any Subsidiary or any future Subsidiary of AGFC, or any combination of such Subsidiaries, the assets of which constitute, or would constitute, 20% or more of the consolidated assets of AGFC as reflected on AGFC’s most recent consolidated statement of condition prepared in accordance with GAAP.

F. For purposes of this Agreement, “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from AGFC by any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act), other than BFB or any of its Affiliates, of 20% or more in interest of the total outstanding voting securities of AGFC or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or Group (other than BFB or any of its Affiliates) beneficially owning 20% or more in interest of the total outstanding voting securities of AGFC or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving AGFC or any of its Subsidiaries pursuant to which the shareholders of AGFC immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license, acquisition or disposition of 20% or more of the assets of AGFC or any of its Subsidiaries; or (iii) any liquidation or dissolution of AGFC or any of its Subsidiaries.

G. For purposes of this Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal which the AGFC Board reasonably determines, in its good faith judgment based on, among other things, the advice of AGFC’s outside counsel and its financial advisors, to be (i) more favorable from a financial point of view to the shareholders of AGFC than the Merger taking into account all terms and conditions of the proposal and (ii) reasonably capable of being consummated on the terms proposed, taking into account all legal, financial, regulatory (including the advice of AGFC’s outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable law; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” and “80%” in the definitions of Acquisition Proposal and Acquisition Transaction shall be deemed to be references to “50%.”

ARTICLE X.

MISCELLANEOUS

Section 10.01 Survival of Representations and Warranties. Except for those covenants and agreements expressly to be performed or observed after the Effective Time, the representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered under this Agreement will not survive the Effective Time.

Section 10.02 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Merger will be borne and paid by the party incurring the expense.

Section 10.03 Entire Agreement. This Agreement (and all related documents referenced in this Agreement, including the Schedules and Exhibits) constitutes the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the Merger, and supersedes all prior agreements, undertakings, negotiations and discussions, whether oral or written, of the parties. There are no warranties, representations, covenants, obligations or agreements between the parties, except as set forth in this Agreement (or any such related documents).

Section 10.04 Further Cooperation. Each party will, at any time and from time to time after the Closing, upon request by the other and without further consideration, do, perform, execute, acknowledge and deliver all such further acts, deeds, assignments, assumptions, transfers, conveyances, powers of attorney, certificates and assurances as may be reasonably required to fully consummate the transactions contemplated by this Agreement in accordance its terms.

Section 10.05 Severability. If any term or other provision of this Agreement is held to be illegal, invalid or unenforceable by any Legal Requirement, (i) such term or provision will be fully severable and this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision were not a part of this

Agreement; (ii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and (iii) there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable. If any provision of this Agreement is so broad as to be unenforceable, the provision will be interpreted to be only as broad as is enforceable.

Section 10.06 Notices. All notices, requests, demands, and other communications required or permitted to be given under this Agreement will be in writing and delivered by hand, facsimile transmission, a nationally recognized overnight courier service, or prepaid registered mail (return receipt requested) as follows:

If to BFB:

Business First Bancshares, Inc.
844 Jefferson Highway, Suite 101
Baton, Rouge, Louisiana 70809
Attention: David R. Melville III
Fax: (225) 267-5836
Electronic mail: jude.melville@b1bank.com

With a copy to:

Fenimore, Kay, Harrison & Ford, LLP
812 San Antonio Street, Suite 600
Austin, Texas 78701
Attention: Lowell W. Harrison
Fax: (512) 583-5940
Electronic mail: lharrison@fkhpartners.com

If to AGFC:
American Gateway Financial Corporation
320 North Alexander Avenue
Port Allen, Louisiana 70767
Attention: Don W. Ayres
Fax: (225) 382-8646
Electronic mail: dayres@amgb.com

With a copy to:
Kantrow, Spaht, Weaver & Blitzer, P.C.
445 North Boulevard, Suite 300
Baton Rouge, Louisiana 70802

Attention:	Lee C. Kantrow, Esq.
Jacob M. Kantrow, Esq.

Fax: (225) 343-0637
Electronic mail:	lee@kswb.com
Jacob@kswb.com

Section 10.07 Governing Law; Waiver of Right to Jury Trial. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF EACH PARTY SUBJECT TO THIS AGREEMENT WILL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF LOUISIANA WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS. EACH PARTY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE MERGER.

Section 10.08 Multiple Counterparts. This Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts together will be deemed to be one and the same Agreement. A telecopy, facsimile or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

Section 10.09 Specific Performance. Each party acknowledges that the other party would be irreparably damaged and would not have an adequate remedy at law for money damages in the event that any of the covenants contained in this Agreement was not performed in accordance with its terms or otherwise was materially breached. Therefore, each party agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary or permanent injunction or injunctions to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which it may be entitled, at law or in equity.

Section 10.10 Attorneys’ Fees and Costs. In the event of a dispute between the parties to this Agreement related to or arising out of any material breach or alleged material breach of this Agreement that gives rise to a Proceeding, the prevailing party in such Proceeding will be entitled to reimbursement from the non-prevailing party for all losses, damages, costs, liabilities or expenses reasonably incurred by the prevailing party in furtherance of or defense of the Proceeding, including, without limitation, reasonable attorneys’ fees, whether incurred in preparation for or in the conduct of the Proceeding (including, without limitation, a Proceeding to determine the entitlement and amount to any award of attorneys’ fees).

Section 10.11 Binding Effect; Assignment. No party to this Agreement will assign this Agreement or any of its rights or obligations, in whole or in part, without the prior written consent of the other party. Subject to the foregoing, this Agreement will be binding upon and will inure to the benefit of the respective legal representatives, successors and permitted assigns of the parties.

Section 10.12 Third Parties. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties and their respective successors and permitted assigns, except that the Indemnified Parties are the stipulated beneficiaries of, and will be entitled to enforce their respective rights under, Section 7.17. Nothing in this Agreement will act to relieve or discharge the obligation or liability of any third party to any party to this Agreement, nor will any provision give any third party any right of subrogation or action over or against any party to this Agreement.

Section 10.13 Amendment; Waiver; Extension. Except as prohibited by any Legal Requirement, BFB and AGFC may amend this Agreement, extend the time for the performance of any obligations or other acts of any other party to this Agreement, waive any inaccuracy in the representations and warranties contained in this Agreement or any Schedules provided in accordance with this Agreement, or waive compliance with any agreements or conditions contained in this Agreement by an instrument signed in writing by or on behalf of each party. No party to this Agreement will by any act (other than a written instrument) be deemed to have waived any right or remedy hereunder or to have acquiesced in any breach of any of the terms and conditions of this Agreement. No failure to exercise, nor any delay in exercising, any right, power or privilege hereunder by any party will operate as a waiver. No waiver of any provision, or any portion of any provision, of this Agreement will constitute a waiver of any other part of the provision or any other provision of this Agreement, nor will it operate as a waiver, or estoppels with respect to, any subsequent or other failure. Notwithstanding the foregoing, a party may unilaterally waive a right that is solely applicable to it.

Section 10.14 Disclosure Schedules; Supplements to the Disclosure Schedules.

A. Information in the Schedules qualifies the representations and warranties in the Section to which the particular Schedule relates (or makes cross-reference), as well as representations and warranties in other Sections of this Agreement, but only to the extent that the specific item on any such Schedule is reasonably apparent on its face as being applicable to such other Section(s). The inclusion of an item in a Schedule as an exception to a representation or warranty will not be deemed an admission by the disclosing party that the item represents an exception or a material fact, event or circumstance.

B. Each party may from time to time prior to the Closing to supplement the Schedules delivered by such party with respect to any matter that (i) arises and becomes known by the disclosing party after the date of this Agreement and that would have been required or permitted to be set forth or described on the Schedules had such matter existed as of the date of this Agreement, and (ii) does not arise from a breach of this Agreement. No such supplemental disclosure will be deemed to have cured any breach of a representation or warranty made in this Agreement unless the other party waives the breach in the manner set forth in this Agreement.

[Signature Page Follows]

[Signature Page to Agreement and Plan of Reorganization]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

BUSINESS FIRST BANCSHARES, INC.

By:
David R. Melville III
President and Chief Executive Officer

AMERICAN GATEWAY FINANCIAL CORPORATION

By:
Don W. Ayres
President and Chief Executive Officer

B1B INTERIM CORPORATION

By:
David R. Melville III
President and Chief Executive Officer

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (“Bank Merger Agreement”), is made and entered into as of the 23rd day of July, 2014, by and between Business First Bank, a Louisiana state bank headquartered in Baton Rouge, Louisiana (“BF Bank”), and American Gateway Bank, a Louisiana state bank headquartered in Baton Rouge, Louisiana (“AG Bank”).

RECITALS

WHEREAS, Business First Bancshares, Inc., a Louisiana corporation and registered bank holding company (“BFB”), owns all of the outstanding capital stock of BF Bank, and American Gateway Financial Corporation, a Louisiana corporation and registered bank holding company (“AGFC”), owns all of the outstanding capital stock of AG Bank;

WHEREAS, BFB, AGFC, and B1B Interim Corporation, a newly formed Louisiana corporation and a wholly-owned subsidiary of BFB (the “Merger Subsidiary”), are parties to that certain Agreement and Plan of Reorganization, dated as of July 23, 2014 (as such agreement may be amended or supplemented from time to time, the “Reorganization Agreement”), pursuant to which BFB will acquire all of the outstanding capital stock of AGFC through the merger of the Merger Subsidiary with and into AGFC, with AGFC surviving the merger (the “Merger”);

WHEREAS, following the Merger, BFB desires to cause AG Bank to merge with and into BF Bank in accordance with the terms of this Bank Merger Agreement;

WHEREAS, AG Bank is a Louisiana state bank, duly organized and existing under the laws of the State of Louisiana, having its principal office in the City of Baton Rouge, State of Louisiana, with authorized capital stock consisting of 1,000,000 shares of common stock, par value $10.00 per share (“AG Bank Stock”), of which 109,760 are issued and outstanding;

WHEREAS, BF Bank is a Louisiana state bank, duly organized and existing under the laws of the State of Louisiana, having its principal office in the City of Baton Rouge, State of Louisiana, with authorized capital stock consisting of 10,000,000 shares of common stock, $1.00 par value (“BF Bank Stock”), of which 3,215,979 shares are issued and outstanding and 1,000,000 shares of preferred stock, no par value per share, none of which are issued or outstanding;

WHEREAS, subject to consummation of the Merger and the receipt of all required regulatory approvals, the Boards of Directors of AG Bank and BF Bank have approved this Bank Merger Agreement, under which AG Bank shall be merged with and into BF Bank (“Bank Merger”), and have authorized the execution hereof; and

WHEREAS, as and when required by the provisions of this Bank Merger Agreement, all such action as may be necessary or appropriate shall be taken by AG Bank and BF Bank in order to consummate the Bank Merger.

NOW, THEREFORE, in consideration of the premises, BF Bank and AG Bank hereby agree that AG Bank shall be merged with and into BF Bank on the following terms and conditions:

1. Merger of AG Bank and BF Bank. At the Effective Time (as defined in Section 12), AG Bank shall be merged with and into BF Bank in accordance with Section 351 et seq. of the Louisiana Banking Law.

2. Effects of the Bank Merger. The Bank Merger will have the effects set forth in Section 355 of the Louisiana Banking Law. At the Effective Time, the corporate existence of AG Bank will be merged into and continued in BF Bank, as the bank surviving the Bank Merger (“Surviving Bank”). The name of the Surviving

Bank will be “Business First Bank.” Without limiting the generality of and subject to the foregoing, all of the property, rights, privileges, powers and franchises of AG Bank will vest in BF Bank, as the Surviving Bank, without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or encumbrances thereon, and all debts, liabilities, obligations, restrictions and duties of AG Bank will become the debts, liabilities, obligations, restrictions and duties of BF Bank.

3. Articles of Incorporation and Bylaws. The Articles of Incorporation and Bylaws of BF Bank, as in effect immediately before the Effective Time, will be the Articles of Incorporation and Bylaws of the Surviving Bank until thereafter changed or amended as provided by applicable law.

4. Directors and Officers. The directors and officers of BF Bank immediately prior to the Effective Time will remain the directors and officers of the Surviving Bank from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Articles of Incorporation and Bylaws of the Surviving Bank or as otherwise provided by law.

5. Conversion of Securities. At the Effective Time, by virtue of this Bank Merger Agreement and without any further action on the part of any holder, (i) each issued and outstanding share of BF Bank Stock will continue to remain outstanding and to represent one share of common stock of BF Bank, and (ii) each issued and outstanding share of AG Bank Stock will be cancelled.

6. Shareholder Approval. This Bank Merger Agreement shall be submitted for approval to the sole shareholder of BF Bank and the sole shareholder of AG Bank for approval by written consent as soon as practicable after execution of this Bank Merger Agreement. Upon approval by the sole shareholder of BF Bank and the sole shareholder of AG Bank, this Bank Merger Agreement shall be made effective as soon as practicable thereafter as provided in Section 12 hereof but not prior to the consummation of the Merger in accordance with the terms and conditions of the Reorganization Agreement.

7. Conditions to Consummation of the Bank Merger. Consummation of the Bank Merger as provided herein will be conditioned upon consummation of the transactions contemplated by the Reorganization Agreement. In addition, all obligations of the parties under this Bank Merger Agreement are subject to the receipt of all consents, orders and regulatory approvals and satisfaction of all other requirements prescribed by law that are necessary for the consummation of the Bank Merger, including, without limitation, shareholder approval and the approval of any regulatory agency having jurisdiction over AG Bank or BF Bank, including, without limitation, the Louisiana Office of Financial Institutions and the Federal Deposit Insurance Corporation.

8. Termination. This Bank Merger Agreement will terminate upon the termination of the Reorganization Agreement in accordance with its terms and in no other manner. Upon such termination, neither party will have any further liability or obligation by reason of this Bank Merger Agreement to the other party.

9. Representations and Warranties of AG Bank. AG Bank is a Louisiana state non-member bank, duly organized, validly existing and in good standing under the laws of the State of Louisiana. AG Bank has all requisite corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Bank Merger Agreement.

10. Representations and Warranties of BF Bank. BF Bank is a Louisiana state non-member bank, duly organized, validly existing and in good standing under the laws of the State of Louisiana. BF Bank has all requisite corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Bank Merger Agreement.

11. Waiver; Amendment. Any term or condition of this Bank Merger Agreement may be waived at any time prior to the Effective Time by the party that is entitled to the benefits thereof. This Bank Merger Agreement may be amended or modified at any time prior to the Effective Time, whether before or after action thereon by the shareholders of AG Bank and BF Bank. Any waiver or amendment must be in writing.

12. Effective Time. The Bank Merger will become effective in the manner set forth in Section 354 of the Louisiana Banking Law (“Effective Time”).

13. Multiple Counterparts. For the convenience of the parties, this Bank Merger Agreement may be executed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so executed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Bank Merger Agreement. A telecopy, facsimile, or scanned “PDF” transmission of a signed counterpart of this Bank Merger Agreement is sufficient to bind the party or parties whose signature(s) appear thereon.

14. Governing Law. THIS BANK MERGER AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF LOUISIANA APPLYING TO CONTRACTS ENTERED INTO AND TO BE PERFORMED WITHIN THE STATE OF LOUISIANA, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW.

15. Further Assurances. The parties agree that they will, at any time and from time to time after the Effective Time, upon request by the other and without further consideration, do, perform, execute, acknowledge and deliver all such further acts, deeds, assignments, assumptions, transfers, conveyances, powers of attorney, certificates and assurances as may be reasonably required in order to fully complete the transactions contemplated hereby in accordance with this Bank Merger Agreement or to carry out and perform any undertaking made by the parties hereunder.

16. Severability. If any provision of this Bank Merger Agreement is held to be illegal, invalid or unenforceable under present or future laws, then (i) this Bank Merger Agreement is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (ii) the remaining provisions of this Bank Merger Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Bank Merger Agreement; and (iii) there will be added automatically as a part of this Bank Merger Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

17. Specific Performance. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants contained in this Bank Merger Agreement were not performed according to its terms or otherwise were materially breached. Each of the parties agrees that, without the necessity of proving actual damages or posting bond or other security, the other party is entitled to injunctive relief to prevent breach of performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled.

18. Rules of Construction. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Bank Merger Agreement. All articles and sections referred to herein are articles and sections, respectively, of this Bank Merger Agreement. Each use herein of the masculine, neuter or feminine gender is deemed to include the other genders. Each use herein of the plural includes the singular and vice versa, in each case as the context requires or as it is otherwise appropriate. The word “or” is used in the inclusive sense. Any and all documents or instruments referred to herein are incorporated herein by reference hereto as though fully set forth herein verbatim. If there is any conflict between the terms of this Bank Merger Agreement and the terms of the Reorganization Agreement, the terms of the Reorganization Agreement shall control.

19. Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Bank Merger Agreement are binding upon, and inure to the benefit of and be enforceable by, the parties hereto and their respective successors, representatives and permitted assigns. Nothing expressed or referred to herein is intended or is to be construed to give any person other than the parties hereto any legal or equitable right, remedy or claim under or in respect of this Bank Merger Agreement, or any provision herein contained, it being the intent of the parties hereto that this Bank Merger Agreement, the assumption of obligations and statements of responsibilities hereunder, and all other conditions and provisions hereof are for the sole benefit of the parties to this Bank Merger Agreement and for the benefit of no other person, except as expressly provided for herein. Nothing in this Bank Merger Agreement will act to relieve or discharge the obligation or liability of any third party to any party to this Bank Merger Agreement, nor will any provision give any third party any right of subrogation or action over or against any party to this Bank Merger Agreement, except as expressly provided for herein. No party to this Bank Merger Agreement will assign this Bank Merger Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other party. Except as provided for in the preceding sentence, any assignment made or attempted in violation of this Section is void and of no effect.

[BF Bank Directors’ Signature Page to Bank Merger Agreement]

IN WITNESS WHEREOF, the undersigned directors, constituting a majority of the board of directors of BF Bank, have caused this Bank Merger Agreement to be duly executed and delivered all as of the day and year first written above.

BUSINESS FIRST BANK, a Louisiana state bank

By:		By:
	Lloyd Benny Alford, Director		Nanette Noland, Director

By:		By:
	John Martindale Engquist, Director		Arthur Price, Director

By:		By:
	John Graves, Director		Fayez K. Shamieh, Director

By:		By:
	Robert S. Greer Jr., Chairman		Stewart Slack, Director

By:		By:
	Rolfe Hood McCollister Jr., Director		Kenneth Smith, Director

By:		By:
	Andrew D. McLindon, Director		Thomas Everett Stewart Jr., Director

By:		By:
	David R. Melville III, Director		Aubrey Temple, Director

By:		By:
	Patrick E. Mockler, Director		Steve White, Director

By:		By:
	David A. Montgomery, Director		Robert Yarborough, Director

[AG Bank Directors’ Signature Page to Bank Merger Agreement]

IN WITNESS WHEREOF, the undersigned directors, constituting a majority of the board of directors of AG Bank, have caused this Bank Merger Agreement to be duly executed and delivered all as of the day and year first written above.

AMERICAN GATEWAY BANK, a Louisiana state bank

By:		By:
	Don W. Ayres, Director		Donna M. Mayeux, Director

By:		By:
	John A. Berthelot, Director		Mark D. Murrell, Director

By:		By:
	Timothy W. Hardy, Director		N. LaRon Phillips, Director

By:		By:
	Jeffrey A. Kleinpeter, Director		George Randolph Rice, Director

By:		By:
	David L. Laxton III, Chairman		Ruth Ann Wilkinson, Director

SECRETARY’S CERTIFICATE OF SHAREHOLDER APPROVAL

1.	I hereby certify that I am the Secretary of Business First Bank, a Louisiana state bank, located in the City of Baton Rouge, State of Louisiana (“BF Bank”) and that I have been duly appointed and am presently serving in that capacity.

2.	I further certify that by written consent dated July 23, 2014, the sole shareholder of BF Bank adopted and approved the forgoing Bank Merger Agreement.

IN WITNESS WHEREOF, I have executed this certification on this 23rd day of July, 2014.

, Secretary

SECRETARY’S CERTIFICATE OF SHAREHOLDER APPROVAL

1.	I hereby certify that I am the Secretary of American Gateway Bank, a Louisiana state bank, located in the City of Baton Rouge, State of Louisiana (“AG Bank”) and that I have been duly appointed and am presently serving in that capacity.

2.	I further certify that by written consent dated , 2014, the sole shareholder of AG Bank adopted and approved the forgoing Bank Merger Agreement.

IN WITNESS WHEREOF, I have executed this certification on this      day of                     , 2014.

, Secretary

[CEO’s Signature Page to Bank Merger Agreement]

IN WITNESS WHEREOF, BF Bank and AG Bank have caused this Bank Merger Agreement to be executed by their duly authorized officers as of the date first above written, and the officers of each such bank have hereunto subscribed their names.

BUSINESS FIRST BANK, a Louisiana state bank

By:
David R. Melville III President and Chief Executive Officer

AMERICAN GATEWAY BANK, a Louisiana state bank

By:
Don W. Ayres President and Chief Executive Officer

ACKNOWLEDGEMENT

STATE OF LOUISIANA	§

PARISH OF EAST BATON ROUGE	§

On this the 23rd day of July, 2014, before me, the undersigned authority, personally came and appeared David R. Melville III, to me personally known, who, being by me duly sworn, declared and acknowledged before me and the undersigned competent witnesses, that he is the President and Chief Executive Officer of Business First Bank, a Louisiana state bank (“BF Bank”), and that in such capacity he was duly authorized to and did execute the foregoing Bank Merger Agreement on behalf of BF Bank for the purposes therein expressed and as his and BF Bank’s free act and deed.

WITNESSES:

Name:		Name:
	(Please print)		(Please print)

Name:
(Please print)

Notary Public

My Commission Expires:

ACKNOWLEDGEMENT

STATE OF LOUISIANA	§

PARISH OF EAST BATON ROUGE	§

On this the      day of                     , 2014, before me, the undersigned authority, personally came and appeared Don W. Ayres, to me personally known, who, being by me duly sworn, declared and acknowledged before me and the undersigned competent witnesses, that he is the President and Chief Executive Officer of American Gateway Bank, a Louisiana state bank (“AG Bank”), and that in such capacity he was duly authorized to and did execute the foregoing Bank Merger Agreement on behalf of AG Bank for the purposes therein expressed and as his and AG Bank’s free act and deed.

WITNESSES:

Name:		Name:
	(Please print)		(Please print)

Name:
(Please print)

Notary Public

My Commission Expires:

VOTING AGREEMENT

AND IRREVOCABLE PROXY

This Voting Agreement and Irrevocable Proxy (the “Voting Agreement”), dated as of July 23, 2014, is executed by and among Business First Bancshares, Inc. (“BFB”), a Louisiana corporation, American Gateway Financial Corporation (“AGFC”), a Louisiana corporation and the persons who are signatories hereto (referred to herein individually as a “Shareholder” and collectively as the “Shareholders”).

RECITALS

WHEREAS, concurrently herewith, BFB, AGFC, and B1B Interim Corporation, a newly formed Louisiana corporation and a wholly-owned subsidiary of BFB (the “Merger Subsidiary”), are entering into that certain Agreement and Plan of Reorganization (as such agreement may be amended or supplemented from time to time, the “Reorganization Agreement”), pursuant to which the Merger Subsidiary will merge with and into AGFC, with AGFC as the surviving entity (the “Merger”), which will be followed by the merger of American Gateway Bank, a Louisiana state bank and wholly-owned subsidiary of AGFC (“AG Bank”) with and into Business First Bank, a Louisiana state bank and wholly-owned subsidiary of BFB (“BF Bank”), with BF Bank as the surviving entity (the “Bank Merger”);

WHEREAS, Louisiana law requires that the Reorganization Agreement and the Merger be approved by the shareholders of AGFC;

WHEREAS, as a condition and inducement to BFB’s willingness to enter into the Reorganization Agreement, Section 7.20A of the Reorganization Agreement requires that this Voting Agreement be executed by the undersigned Shareholders, contemporaneously with the execution of the Reorganization Agreement, providing that, subject to the terms hereof, each such Shareholder will vote his or her shares of AGFC Stock in favor of approval of the Reorganization Agreement and the transactions contemplated thereby;

WHEREAS, BFB and AGFC are relying on this Voting Agreement and the irrevocable proxies granted pursuant to this Voting Agreement in incurring expenses in their continuing review of AGFC’s and AG Bank’s business, in preparing the Proxy Statement/Prospectus for the shareholders of AGFC, in proceeding with the filing of applications for regulatory approvals and in undertaking other actions necessary for the consummation of the Merger; and

WHEREAS, any capitalized term not defined herein shall have the meaning set forth in the Reorganization Agreement.

NOW, THEREFORE, in consideration of the substantial expenses that BFB will incur in connection with the transactions contemplated by the Reorganization Agreement and to induce BFB to execute the Reorganization Agreement and to proceed to incur such expenses, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby, severally and not jointly or in solido, agree as follows:

1. Each of the Shareholders hereby severally represents and warrants to BFB and AGFC that such Shareholder is the registered or beneficial owner of, and has full voting power with respect to, the number of the shares of AGFC Stock set forth below the Shareholder’s name on the signature page of this Voting Agreement (the “Shares”). While this Voting Agreement is in effect, each Shareholder shall not, directly or indirectly, (a) sell or otherwise dispose of or encumber prior to the record date of the AGFC Meeting referred to in Section 7.03A of the Reorganization Agreement any or all of his or her Shares, except for transfers by operation of law, by will, pursuant to the laws of descent and distribution or as a result of a court order or proceeding, or (b) deposit any of his or her Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of his or her Shares or grant any proxy with respect thereto, other than to other members of the AGFC Board for the purpose of voting to approve the Reorganization Agreement and the transactions contemplated thereby or as provided herein.

2. Each Shareholder hereby agrees during the term of this Voting Agreement to vote his or her Shares, and any additional shares of AGFC Stock acquired by such Shareholder after the date hereof and prior to the AGFC Meeting, in favor of the approval and adoption of the Reorganization Agreement and the transactions contemplated thereby at the AGFC Meeting.

3. Each Shareholder, solely in his capacity as a shareholder and without limiting in any way his ability to exercise his duties as a director or an officer of AGFC or otherwise take any action permitted by the Reorganization Agreement, shall not (i) invite or seek any Acquisition Proposal, support (or suggest that anyone else should support) any Acquisition Proposal that may be made, or ask the AGFC Board to consider, support or seek any Acquisition Proposal, or otherwise take any action designed to make any Acquisition Proposal more likely; and (ii) meet or otherwise communicate with any Person that has made or is considering making an Acquisition Proposal or any representative of such Person after becoming aware that the Person has made or is considering making an Acquisition Proposal.

4. In order to better effect the provisions of Section 2 hereof, each Shareholder individually hereby revokes any previously executed proxies to the extent inconsistent herewith and hereby constitutes and appoints David R. Melville III and Robert S. Greer, Jr. (individually, a “Proxy Holder”), and each of them, with or without the other, as his or her true and lawful proxy and attorney-in-fact to vote at the AGFC Meeting all of his or her Shares in favor of the approval and adoption of the Reorganization Agreement and the transactions contemplated thereby with such modifications to the Reorganization Agreement and the transactions contemplated thereby as the parties thereto may make.

5. The proxy granted by each Shareholder pursuant to this Voting Agreement is limited strictly and solely to the power to vote his or her Shares in the manner and for the purpose expressly described in Section 4 and shall not extend to any other matters. Nothing contained in this Agreement shall restrict each Shareholder from granting a proxy to any other Person for any purpose other than as set forth in Section 5 hereof.

6. BFB and AGFC each represent to each Shareholder that it is relying on this Voting Agreement and the irrevocable proxy granted pursuant to this Voting Agreement in incurring expenses in continuing to review AGFC’s business, in preparing the Proxy Statement/Prospectus, in proceeding with the filing of applications for regulatory approvals, and in undertaking other actions necessary for the consummation of the Merger. The proxy granted hereby pursuant to Section 4 is coupled with an interest and is irrevocable to the full extent permitted by applicable law, including Section 75 of the Louisiana Business Corporation Law (“LBCL”). Each Shareholder and AGFC acknowledges that the performance of this Voting Agreement is intended to benefit BFB.

7. This Voting Agreement and the irrevocable proxy granted by each Shareholder pursuant to Section 5 hereof shall continue in effect until the earlier to occur of (a) the termination of the Reorganization Agreement in accordance with its terms or (b) the consummation of the Merger.

8. Subject to the limitations set forth herein, the vote of the Proxy Holder shall control in any conflict between its vote of the Shares of the Shareholder and a vote by the Shareholder of his or her Shares to the extent the vote by the Proxy Holder is consistent with the terms hereof, and AGFC agrees to recognize such vote of the Proxy Holder instead of the vote of the Shareholder with respect to the Shares of the Shareholder in the event the Shareholder does not vote in favor of the authorization and approval of the Reorganization Agreement as set forth in Section 2 hereof.

9. Nothing in this Voting Agreement shall be deemed to restrict any Shareholder from taking any action in his or her capacity as a director or officer of AGFC that such Shareholder shall believe is necessary to fulfill such Shareholder’s duties and obligations as a director or officer (if applicable).

10. Each Shareholder has the legal capacity, power and authority to enter into and perform all of the Shareholder’s obligations under this Voting Agreement. This Voting Agreement has been duly and validly executed and delivered by the Shareholder and constitutes the legal, valid and binding obligation of the

Shareholder, enforceable against the Shareholder in accordance with its terms except as the enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors rights. If the Shareholder is married and the Shareholder’s Shares constitute community property, this Voting Agreement has been, to the extent necessary, duly authorized, executed and delivered by, and, if so executed, constitutes a valid and binding agreement of, the Shareholder’s spouse, enforceable against such person in accordance with its terms subject to the foregoing exception.

11. Each Shareholder hereby (a) confirms his/her knowledge of the availability of the rights of dissenting shareholders under the LBCL with respect to the Merger and (b) confirms receipt of a copy of the provisions of the LBCL related to the rights of dissenting shareholders. Each Shareholder hereby waives and agrees not to assert, and shall use his/her reasonable efforts to cause any affiliates who hold of record any of the Shareholder’s Shares to waive and not to assert, any appraisal rights with respect to the Merger that the Shareholder or such affiliate may now or hereafter have with respect to any Shares (or any other shares of capital stock of AGFC that the Shareholder shall hold of record at the time that the Shareholder may be entitled to assert appraisal rights with respect to the Merger) whether pursuant to the LBCL or otherwise.

12. This Voting Agreement may not be modified, amended, altered or supplemented with respect to a particular Shareholder except upon the execution and delivery of a written agreement executed by BFB, AGFC and such Shareholder.

13. This Voting Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

14. This Voting Agreement, together with the Reorganization Agreement and the agreements contemplated thereby, embody the entire agreement and understanding of the parties hereto with respect to the subject matter contained herein. This Voting Agreement supersedes all prior agreements and understandings among the parties with respect to such subject matter contained herein.

15. All notices, requests, demands and other communications required or permitted hereby shall be in writing and shall be deemed to have been duly given if delivered by hand or upon receipt if transmitted by U.S. mail, certified or registered mail (return receipt requested) with postage prepaid to the addresses of the parties hereto set forth below their signature on the signature pages hereof or to such other address as any party may have furnished to the others in writing in accordance herewith.

16. Each Shareholder recognizes and acknowledges that a breach by such Shareholder of any covenants or agreements contained in this Voting Agreement will cause BFB to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore the parties hereto agree that, in the event of any such breach, BFB shall be entitled to seek the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief, in addition to any other remedy to which it may be entitled, at law or in equity. No Shareholder shall be responsible or liable for a breach of this Agreement by any other Shareholder(s).

17. This Voting Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana, without giving effect to any principles of conflicts of law.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date above written.

BUSINESS FIRST BANCSHARES, INC.

By:
Name:	David R. Melville III
Title:	President and Chief Executive Officer

Address:

Business First Bancshares, Inc. 8440 Jefferson Highway, Suite 101 Baton Rouge, Louisiana 70809

AMERICAN GATEWAY FINANCIAL CORPORATION

By:
Name:	Don W. Ayres
Title:	President and Chief Executive Officer

Address:

American Gateway Financial Corporation 320 North Alexander Avenue Port Allen, Louisiana 70767

[Signature Page to Voting Agreement]

SHAREHOLDERS:
Address for Shareholders:

Name: Don W. Ayres
	Number of Shares:	Common

Name: John A. Berthelot
	Number of Shares:	Common

Name: Timothy W. Hardy
	Number of Shares:	Common

Name: Jeffrey A. Kleinpeter
	Number of Shares:	Common

Name: David L. Laxton, III
	Number of Shares:	Common

Name: Donna M. Mayeux
	Number of Shares:	Common

Name: Mark Murrell
	Number of Shares:	Common

Name: N. LaRon Phillips
	Number of Shares:	Common

Name: G. Randolph Rice
	Number of Shares:	Common

[Shareholder Signature Page to Voting Agreement]

SHAREHOLDERS:
Address for Shareholders:

Name: Ricky J. Sparks
	Number of Shares:	Common

Name: Ruth Ann Wilkinson
	Number of Shares:	Common

[Shareholder Signature Page to Voting Agreement]

DIRECTOR NON-COMPETITION AND

CONFIDENTIALITY AGREEMENT

This Non-Competition and Confidentiality Agreement (this “Agreement”) dated as of July 23, 2014, is made and entered into by and among Business First Bancshares, Inc. (“BFB”), a Louisiana corporation, American Gateway Financial Corporation (“AGFC”), a Louisiana corporation and             , an individual residing in the State of Louisiana (the “Undersigned”).

RECITALS

WHEREAS, concurrently herewith, AGFC, BFB, and B1B Interim Corporation, a newly formed Louisiana corporation and a wholly-owned subsidiary of BFB (the “Merger Subsidiary”) are entering into that certain Agreement and Plan of Reorganization (as such agreement may be amended or supplemented from time to time, the “Reorganization Agreement”), pursuant to which the Merger Subsidiary will merge with and into AGFC, with AGFC as the surviving entity (the “Merger”);

WHEREAS, following the Merger, American Gateway Bank, a Louisiana state bank and wholly-owned subsidiary of AGFC (“AG Bank”) will merge with and into Business First Bank, a Louisiana state bank and wholly-owned subsidiary of BFB (“BF Bank”), with BF Bank as the surviving entity (the “Bank Merger”);

WHEREAS, Section 7.20B of the Reorganization Agreement contemplates that this Agreement shall be executed by the Undersigned contemporaneously with the execution of the Reorganization Agreement but shall not become effective until the Effective Time;

WHEREAS, the Undersigned will, as a result of his/her equity ownership in AGFC, receive pecuniary and other benefits as a result of the Merger;

WHEREAS, the Undersigned, as a director of AGFC and/or AG Bank, has had access to certain Confidential Information (as defined below), including, without limitation, information concerning AGFC’s and AG Bank’s business and the relationships between AGFC, AG Bank and their customers;

WHEREAS, the Undersigned, through his/her association with AGFC and AG Bank, has obtained knowledge of the trade secrets, customer goodwill and proprietary information of AGFC, AG Bank and their respective businesses, which trade secrets, customer goodwill and proprietary information constitute a substantial asset to be acquired by BFB;

WHEREAS, BFB represents to the Undersigned that BFB would not have entered into the Reorganization Agreement without the Undersigned agreeing to the terms and conditions of this Agreement; and

WHEREAS, any capitalized term not defined herein shall have the meaning set forth in the Reorganization Agreement.

NOW, THEREFORE, based upon the valuable consideration that the Undersigned will receive as a shareholder of AGFC as a result of the Merger and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows, such agreement not to become effective until the Effective Time:

1. Non-Disclosure Obligations. Except as required by law, rule or regulation or pursuant to a judicial or other governmental order, the Undersigned agrees that he/she will not knowingly make any unauthorized disclosure, directly or indirectly, after the Effective Time of any Confidential Information of BFB, BF Bank, AGFC, or AG Bank, or make any use thereof, directly or indirectly after the Effective Time. The agreement of the Undersigned in the preceding sentence shall expire on the second anniversary of the Effective Time except for non-public customer financial information acquired as a director of AG Bank which will continue for such period as required by law. The Undersigned also agrees that he/she shall after the Effective Time deliver promptly to BFB at any time at its reasonable request, without retaining any copies thereof, all Confidential Information in his or her possession.

For purposes of this Agreement, “Confidential Information” means BFB’s, BF Bank’s, AGFC’s and AG Bank’s, as applicable, confidential and/or proprietary information and/or trade secrets, including those of its subsidiaries that have been developed or used and that cannot be obtained readily by third parties from outside sources, consisting of the following of BFB, BF Bank, AGFC and AG Bank, as the case may be: information regarding past, current and prospective customers and investors and business affiliates, employees, contractors, and the industry not generally known to the public; strategies, methods, books, records, and documents; technical information concerning products, equipment, services, and processes; procurement procedures, pricing, and pricing techniques, including contact names, services provided, pricing, type and amount of services used; financial data; pricing strategies and price curves; plans or strategies for expansion or acquisitions; budgets; research; financial and sales data; trading methodologies and terms; communications information; evaluations, opinions and interpretations of information and data; marketing and merchandising techniques; electronic databases; models; specifications; computer programs; contracts; bids or proposals; technologies and methods; training methods and processes; organizational structure; personnel information; payments or rates paid to consultants or other service providers; and such other material non-public or proprietary information that should be recognized by a reasonable person as confidential. The term “Confidential Information” does not include any information that (i) at the time of disclosure or thereafter is generally available to and known to the public, other than by a breach of this Agreement by the Undersigned; (ii) was available to the Undersigned, prior to disclosure by BFB, BF Bank, AGFC or AG Bank, as applicable, and is not known by the Undersigned to be subject to any fiduciary, contractual or legal obligations of confidentiality; (iii) was independently acquired or developed by the Undersigned without violating any obligations of this Agreement; or (iv) is disclosed with the consent of BFB, BF Bank, AGFC or AG Bank, as applicable. The Undersigned acknowledges that BFB’s business is highly competitive, that the Confidential Information of AGFC and AG Bank constitutes an asset acquired by BFB in the Merger, and that BFB has advised the Undersigned the protection of such Confidential Information against unauthorized disclosure and use is of critical importance to BFB.

2. Non-Competition Obligations. The Undersigned agrees that, for the period (the “Non-Competition Period”) beginning on the Effective Time of the Merger and for two (2) years thereafter, the Undersigned will not, in any capacity, directly or indirectly, do any of the following other than with respect to BFB or any of its Affiliates or as otherwise disclosed to BFB prior to the date hereof:

a)	compete or engage in a business similar to that of AG Bank as of the date hereof, in any of the following Parishes: Ascension Parish, East Baton Rouge Parish, Livingston Parish, and West Baton Rouge Parish (collectively, the “Market Area”);

b)	take any action to invest in, own, manage, operate, control, participate in, be employed or engaged by any partnership, corporation or other business or entity engaging in a business similar to that of AG Bank anywhere within the Market Area. Notwithstanding the foregoing, the Undersigned is permitted hereunder to own, directly or indirectly, up to five percent (5%) of the issued and outstanding securities of any publicly traded financial institution conducting business in the Market Area;

c)	(i) call on, service or solicit competing business from customers of AG Bank or any of its affiliates as of the Effective Date if, within the twelve (12) months before the date of this Agreement, the Undersigned (A) had or made contact with the customer in the course of the Undersigned’s service with AG Bank, or (B) had reviewed AG Bank’s files about the customer or (ii) interfere with or damage (or attempt to interfere with or damage) any relationship between AG Bank or any of its affiliates and any such customer; or

d)	call on, solicit or induce any employee of AG Bank or any of its affiliates whom the Undersigned had contact with, knowledge of, or association with in the course of the Undersigned’s service with AG Bank to terminate employment from AG Bank or any of its affiliates, and will not assist any other person or entity in such activities.

3. Non-Competition Covenant Reasonable. The Undersigned acknowledges that the restrictions imposed by this Agreement are legitimate, reasonable and necessary to protect BFB’s acquisition of AGFC and AG Bank and the respective goodwill thereof. The Undersigned acknowledges that the scope and duration of the restrictions contained herein are reasonable in light of the time that the Undersigned has been engaged in the business of AGFC and AG Bank and the Undersigned’s relationship with the customers of AGFC and AG Bank. The Undersigned further acknowledges that the restrictions contained herein are not burdensome to the Undersigned in light of the consideration paid therefor and the other opportunities that remain open to the Undersigned. Moreover, the Undersigned acknowledges that he has and will have other means available to him for the pursuit of his/her livelihood after the Effective Time of the Merger.

4. Consideration. In consideration for the above obligations of the Undersigned, in addition to those matters set forth in the Recitals to this Agreement, AGFC agrees to provide the Undersigned with the consideration set forth in the Reorganization Agreement.

5. Enforcement and Legal Remedies. The Undersigned acknowledges and agrees that the breach of any of the covenants made by the Undersigned in this Agreement would cause irreparable injury to BFB, which could not sufficiently be remedied by monetary damages; and, therefore, that BFB shall be entitled to seek such equitable relief as declaratory judgments; temporary, preliminary and permanent injunctions, and order of specific performance to enforce those covenants or to prohibit any act or omission that constitutes a breach thereof. The Undersigned also agrees and understands that such remedies shall be in addition to any and all remedies, including damages, available to BFB or its affiliates against the Undersigned for such breaches or threatened or attempted breaches. If BFB must bring suit to enforce this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys’ fees and costs related thereto.

6. Tolling. In the event that BFB shall file a lawsuit in any court of competent jurisdiction alleging a breach of the non-competition provisions of this Agreement by the Undersigned, then any time period set forth in this Agreement including the time periods set forth above, will be extended one month for each month the Undersigned was found by a non-appealable and final order of a court to be in breach of this Agreement, so that BFB is provided the benefit of the full Non-Competition Period.

7. Termination. This Agreement is executed in connection with the execution and delivery of the Reorganization Agreement, but shall become effective only on and as of the Effective Time of the Merger. This Agreement shall be null and void and of no force and effect upon the termination of the Reorganization Agreement for any reason prior to the consummation of the transactions contemplated thereby.

8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana. Exclusive venue of any dispute relating to this Agreement shall be, and is convenient, in West Baton Rouge Parish, Louisiana. The Undersigned agrees that he will not contest venue in West Baton Rouge Parish, Louisiana or the application of Louisiana laws to any dispute relating to this Agreement.

9. Notices. Except as explicitly provided herein, any notice given hereunder shall be in writing and shall be delivered in person, mailed by first class U.S. mail, postage prepaid or sent by facsimile, electronic mail, courier or personal delivery to the parties at the following addresses unless by such notice a different address shall have been designated:

If to BFB:

Business First Bancshares, Inc.
8440 Jefferson Highway, Suite 101
Baton Rouge, Louisiana 70809
Attention: David R. Melville III, President and Chief Executive Officer
Facsimile: (225) 267-5836
E-mail: jude.melville@b1bank.com

With a copy to:

Fenimore, Kay, Harrison & Ford
812 San Antonio Street, Suite 600
Austin, Texas 78701
Attention: Lowell W. Harrison
Facsimile: (512) 583-5940
E-mail: lharrison@fkhpartners.com

If to AGFC:
American Gateway Financial Corporation
320 North Alexander Avenue
Port Allen, Louisiana 70767
Attention: Don W. Ayres, President and Chief Executive Officer
Facsimile: (225) 382-8646
E-mail: dayres@amgb.com

With a copy to:

Kantrow, Spaht, Weaver & Blitzer (APLC)
445 North Boulevard, Suite 300
Baton Rouge, Louisiana 70802
Attention:	Lee C. Kantrow, Esq.
Jacob M. Kantrow, Esq.
Facsimile: (225) 343-0637

E-mail:	lee@kswb.com
jacob@kswb.com

If to the Undersigned:

Attention:
Facsimile:
E-mail:

All notices sent by mail as provided above shall be deemed delivered three (3) days after deposit in the mail. All notices sent by courier as provided above shall be deemed delivered one day after being sent and all notices sent by facsimile shall be deemed delivered upon confirmation of receipt. All other notices shall be deemed delivered when actually received. Any party to this Agreement may change its address for the giving of notice specified above by giving notice as herein provided.

10. Representation by Counsel; Interpretation. Each party to this Agreement acknowledges that he, she or it has had the opportunity to be represented by counsel in the negotiation, preparation, and execution of this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law, including, but not limited to, the doctrine of contra proferentem, or any legal decision which would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.

11. Entire Agreement; Amendment. This Agreement represents the entire understanding between the parties relating to the subject matter hereof and supersedes all prior agreements and negotiations between the parties. This Agreement shall not be amended, modified, or altered in any manner except in writing signed by the parties hereto.

12. Partial Invalidity. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions shall remain in full force and effect, as if this Agreement has been executed without any such invalid provisions having been included. Such invalid provision shall be reformed in a manner that is both (a) legal and enforceable and (b) most closely represents the parties’ original intent.

13. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of BFB and its successors and assigns, including, without limitation, any successor by merger, consolidation or stock purchase of BFB and any entity or person that acquires all or substantially all of the assets of BFB.

14. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

BUSINESS FIRST BANCSHARES, INC.

By:
David R. Melville III President and Chief Executive Officer

AMERICAN GATEWAY FINANCIAL CORPORATION

By:
David L. Laxton, III Chairman

UNDERSIGNED

Name:

[Signature Page to Director Non-Compete]

MUTUAL RELEASE

This Release (“Release”) dated July 23, 2014, is by and among              (the “Releasor”), American Gateway Financial Corporation (“AGFC”), a Louisiana corporation and American Gateway Bank (“AG Bank”), a Louisiana state bank headquartered in Baton Rouge, Louisiana and a wholly-owned subsidiary of AGFC.

RECITALS

WHEREAS, the Releasor is a duly elected or appointed director or executive officer of AGFC and/or AG Bank as of the date hereof;

WHEREAS, AGFC, Business First Bancshares, Inc., a Louisiana corporation (“BFB”), and B1B Interim Corporation, a newly formed Louisiana corporation and a wholly-owned subsidiary of BFB (the “Merger Subsidiary”), are parties to that certain Agreement and Plan of Reorganization dated as of July 23, 2014 (as such agreement may be amended or supplemented from time to time, the “Reorganization Agreement”), pursuant to which the Merger Subsidiary will merge with and into AGFC, with AGFC as the surviving entity (the “Merger”);

WHEREAS, following the Merger, AG Bank will merge with and into Business First Bank, a Louisiana state bank headquartered in Baton Rouge, Louisiana and a wholly owned subsidiary of BFB (“BF Bank”), with BF Bank surviving the merger;

WHEREAS, it is a covenant of AGFC pursuant to Section 7.20C of the Reorganization Agreement that the Releasor execute and deliver this Release in connection with the execution of the Reorganization Agreement to confirm the absence of, and release, any and all claims by the Releasor Persons (as defined below) other than the Reserved Claims (as defined below) against AGFC and AG Bank existing as of the date hereof; and

WHEREAS, the Reorganization Agreement provides that at Closing, the Releasor will also execute and deliver an instrument reaffirming, as of the Closing Date, such director’s or executive officer’s obligations, release of claims, and other covenants contained in this Release.

NOW, THEREFORE, for and in consideration of the premises contained herein, the consummation of the transactions contemplated by the Reorganization Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned Releasor hereby agrees as follows:

Section 1. RELEASE. Effective as of the date hereof:

(A) The Releasor, on his/her own behalf and on behalf of his/her heirs, representatives, executors, and administrators (collectively, the “Releasor Persons”) hereby irrevocably and unconditionally releases, waives and forever discharges AGFC and AG Bank and their respective subsidiaries and successors (each, a “Released Party” and collectively, the “Released Parties”) from any and all manners of actions, obligations, liabilities, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, claims and demands of every type and nature whatsoever, liquidated or unliquidated, to the extent known, in law or equity (each a “Claim” and collectively, the “Claims”) relating to, arising out of or in connection with AGFC, AG Bank, their respective businesses and/or assets, including any Claims arising out of or resulting from the Releasor’s status, relationship, affiliation, rights, obligations and/or duties as a director, officer, employee or security holder of either AGFC or AG Bank, as the case may be, for all periods through the date hereof; provided, however, that a Released Party shall not be released from any of its obligations or liabilities to the Releasor or other Releasor Person(s) (a) in connection with any accrued compensation and rights under any benefit plans or arrangements of AGFC or AG Bank existing as of the date hereof; (b) as to any rights of indemnification and related benefits pursuant to any applicable law, the articles of incorporation or bylaws of either AGFC or AG Bank, or otherwise, or to claim insurance coverage or to be defended under any insurance coverage, including without limitation any directors and officers insurance coverage which applies to or benefits directors and/or officers of AGFC or AG Bank and which applies to the Releasor or the other Releasor Persons; (c) in connection with any deposits or accounts of the Releasor or the other Releasor Persons at AG Bank as of the date hereof; (d) any Merger Consideration to which the Releasor or the other Releasor Persons are entitled; and (e) any rights or claims of the Releasor or the other Releasor Persons under the Reorganization Agreement (collectively, the “Reserved Claims”).

(B) The Releasor hereby (a) represents and warrants that in his/her capacity as a director, executive officer or security holder of AGFC or AG Bank, as applicable, the Releasor has no knowledge of any Claims that the Releasor may have against the Released Parties other than the Reserved Claims and (b) irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Released Party based upon any matter released hereby.

(C) Each Released Party hereby (a) irrevocably and unconditionally releases, waives and forever discharges the Releasor and the other Releasor Persons from all Claims relating to, arising out of or in connection with AGFC, AG Bank, their respective businesses and/or assets, including any Claims arising out of or resulting from the Releasor’s status, relationship, affiliation, rights, obligations and/or duties as a director, officer, employee or security holder of either AGFC or AG Bank, as the case may be, for all periods through the date hereof only and (b) irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Releasor Persons based upon any matter released hereby.

Section 2. AUTHORITY; REPRESENTATION BY COUNSEL. The Releasor hereby represents and warrants that he/she has full power and authority to enter into, execute and deliver this Release, all proceedings required to be taken to authorize the execution, delivery and performance of this Release and the agreements and undertakings relating hereto and the transactions contemplated hereby have been validly and properly taken and this Release constitutes a valid and binding obligation of the Releasor in the capacity in which executed. The Releasor further represents and warrants that he/she has entered into this Release freely of his/her own accord and without reliance on any representations of any kind or character not set forth herein (but in reliance upon the separate release by AGFC and AG Bank referenced in Section 1(C) above). The Releasor enters into this Release after the opportunity to consult with his/her own legal counsel.

Section 3. SUCCESSORS. This Release shall be binding upon the undersigned Releasor, the Releasor Persons and their respective heirs, executors, and administrators, the Released Parties, and shall inure to the benefit of the Releasor, the Releasor Persons, the Released Parties and their respective successors, predecessors, parents, subsidiaries, affiliates and other related parties.

Section 4. GOVERNING LAW. This Release shall be governed by and construed in accordance with the laws of the State of Louisiana, without giving effect to any principles of conflicts of law.

Section 5. ENTIRE AGREEMENT; AMENDMENT. This Release represents the entire understanding between the parties relating to the subject matter hereof and supersedes all prior agreements and negotiations between the parties. This Agreement shall not be amended, modified, or altered in any manner except in writing signed by the parties hereto.

Section 6. SEVERABILITY; MODIFICATION. If any provision of this Release is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions shall remain in full force and effect, as if this Release has been executed without any such invalid provisions having been included. Such invalid provision shall be reformed in a manner that is both (a) legal and enforceable and (b) most closely represents the parties’ original intent.

Section 7. COUNTERPARTS. This Release may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

Section 8. TERMINATION OF AGREEMENT. This Release is executed and delivered contemporaneously with the execution and delivery of the Reorganization Agreement. If Reorganization Agreement is terminated in accordance with its terms prior to consummation of the Merger, this Release shall not become effective but shall be null and void and of no force or effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Release as of the date first above written.

AGFC:

AMERICAN GATEWAY FINANCIAL CORPORATION

By:
	Name:	Don W. Ayres
	Title:	President and Chief Executive Officer

AG BANK:

AMERICAN GATEWAY BANK
By:
	Name:	Don W. Ayres
	Title:	President and Chief Executive Officer

RELEASOR:

Name:

[Signature Page to Release]

FIRST AMENDMENT

TO

AGREEMENT AND PLAN OF REORGANIZATION

This First Amendment (“Amendment”) to the Agreement and Plan of Reorganization (“Agreement”) dated as of July 23, 2014 by and among Business First Bancshares, Inc. (“BFB”), American Gateway Financial Corporation (“AGFC”) and B1B Interim Corporation (the “Merger Subsidiary”) is made and entered into effective on November 10, 2014 (“Effective Date”). Capitalized terms used and not otherwise defined herein, if any, will have the meanings assigned to them in the Agreement.

WITNESSETH:

WHEREAS, BFB, AGFC and the Merger Subsidiary are parties to the Agreement, which provides for the acquisition of AGFC by BFB by virtue of the merger of the Merger Subsidiary with and into AGFC upon the terms and subject to the conditions set forth in the Agreement; and

WHEREAS, it is the desire of the parties to amend the Agreement.

NOW, THEREFORE, for and in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be bound hereby, the parties hereby agree as follows:

1.	Section 2.05C(iii) of the Agreement is hereby deleted and replaced in its entirety with the following:

“The “AGFC Tangible Equity Capital” or “BFB Tangible Equity Capital” shall equal the sum of the capital stock, surplus and undivided profits of the applicable company, as determined by AGFC in consultation with BFB or by BFB in consultation with AGFC, as the case may be, on a consolidated basis in accordance with GAAP, consistently applied, and excluding any intangible assets and the effect of any unrealized gains or losses on available-for-sale securities, as calculated on a date within ten (10) days prior to the Closing Date. For purposes of calculating AGFC Tangible Equity Capital or BFB Tangible Equity Capital, the applicable company shall include, as applicable, deductions made for certain extraordinary items related to the Merger, this Agreement and the transactions contemplated hereby that have not been paid or accrued by it prior to the Closing Date, including reductions for (a) the after-tax amount of all costs and expenses related to the Merger, this Agreement and the transactions contemplated hereby (including, without limitation, any professional fees), and (b) the after-tax amount of any fees and commissions payable to any broker, finder, financial advisor or investment banking firm in connection with this Agreement and the transactions contemplated hereby, and with respect to AGFC only, fifty percent (50%) of (1) the after-tax amount of any premium or additional cost incurred to provide for the continuation of certain insurance policies of AGFC pursuant to Section 7.18, (2) the after-tax amount of any contract termination fees, penalty or liquidated damages associated with the termination of AGFC’s contracts with any third-party provider of electronic banking and data processing services prior to or following the Closing Date; (3) the after-tax amount of the accrual through the Closing Date in accordance with GAAP, and confirmed by a third-party consultant of BFB, of any future benefit payments due by AGFC or AG Bank under any salary continuation, deferred compensation or other similar agreements of AGFC or AG Bank, (4) the after-tax amount of any cost to fully fund and liquidate any AGFC Employee Plan and to pay all related expenses and fees to the extent such termination is requested by BFB, and (5) the after-tax amount of any payments to be made pursuant to any existing employment, change in control, salary continuation, deferred compensation, phantom stock award agreement or other similar arrangement, or severance, noncompetition, retention or bonus arrangement between AGFC or AG Bank and any other Person, including, without limitation, those payments provided for in Section 7.20 and Section 7.21; provided, however, that if the aggregate after-tax amount of the foregoing items (1) through (5) above exceeds $764,000, then the AGFC Tangible Equity

Capital shall be reduced by 100% of the after-tax amount of such costs, expenses and payments, as applicable, in excess of $764,000, in the aggregate. For purposes of this Section 2.05C(iii), all after-tax amounts shall be calculated using an assumed tax rate of 35.0%.”

2.	Section 9.01B of the Agreement is hereby deleted and replaced in its entirety with the following:

“B. By either BFB or AGFC, if the Effective Time has not occurred by the close of business on May 1, 2015, or such later date as may be mutually agreeable to the parties; provided, however, that the right to terminate this Agreement under this Section 9.01B will not be available to any party whose failure to comply with its obligations under, or breach of any representation or warranty set forth in, this Agreement has materially contributed to the failure of the Effective Time to occur on or before such date.”

3.	Persons who are not parties to the Agreement shall have no rights or privileges (whether as a third party beneficiary or otherwise) under or by virtue of this Amendment or the Agreement.

4.	Except as expressly amended hereby, all terms, provisions, conditions, covenants, representations, and warranties contained in the Agreement are not modified by this Amendment and continue in full force and effect as originally written. As hereby modified and amended, all of the terms and provisions of the Agreement are ratified and confirmed.

[Signature Page Follows]

[Signature Page to First Amendment to Agreement and Plan of Reorganization]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers as of the date first above written.

BUSINESS FIRST BANCSHARES, INC.

By:	/s/ David R. Melville III
David R. Melville III
President and Chief Executive Officer

AMERICAN GATEWAY FINANCIAL CORPORATION

By:	/s/ Don W. Ayres
Don W. Ayres
President and Chief Executive Officer

B1B INTERIM CORPORATION

By:	/s/ David R. Melville III
David R. Melville III
President and Chief Executive Officer

Appendix B

July 23, 2014

Board of Directors

American Gateway Financial Corporation

320 North Alexander Avenue

Port Allen, Louisiana 70767

Members of the Board:

National Capital, L.L.C. (“National Capital”) has been engaged by the board of directors of American Gateway Financial Corporation (the “Company”) to provide a fairness opinion on the consideration to be received under the agreement and plan of reorganization (“Agreement”) by and among Business First Bancshares, Inc. (“BFB”); the Company and B1B Interim Corporation.

In rendering this fairness opinion, we reviewed, analyzed and relied upon certain financial and other factors as we deemed appropriate under the circumstances, including, among others:

1.	the Company’s historical and current financial position and results of operations, including information related to interest income, interest expense, net interest margin, net non-interest margin, provision for loan losses, non-interest income, non-interest expense, earnings, dividends, book value, intangible assets, return on assets, return on shareholders’ equity, capitalization, the amount and type of non-performing assets, loan losses and the reserve for loan losses, all as set forth in the financial statements of the Company and its subsidiary bank;

2.	the Company’s assets and liabilities, including the loan, investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources, costs and liquidity;

3.	results of the Company’s recent regulatory examinations;

4.	the Company’s future earnings and dividend paying capacity;

5.	certain other financial and other information concerning the Company;

6.	the general economic, market and financial conditions affecting the Company’s operations and business prospects;

7.	the competitive and economic outlook for the Company’s trade area and the banking industry in general;

8.	information on BFB’s common stock, including historical and current trading prices, earnings and book value multiples and expected future liquidity;

9.	BFB’s historical and current financial position and results of operations; and

10.	publicly available information concerning certain other banks and bank holding companies, the trading markets and prevailing market prices for their securities, and the nature and terms of certain other merger or share exchange transactions involving banks or bank holding companies.

Fairness Opinion

We also used our experience in securities valuation and knowledge of financial institutions, including banks and bank holding companies, in determining the fairness of the proposed transaction. This opinion is based upon conditions as they existed, and could be evaluated, on the date of the opinion and upon information made available to National Capital through that date.

In rendering our appraisal and fairness opinion, we relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available, and did not attempt to independently verify the information. National Capital is not an expert in the independent verification of the adequacy of loan and lease losses and assumed, without independent verification, that the aggregate allowance for loan and lease losses is adequate to cover the losses. National Capital did not make or obtain any evaluations or appraisals of the properties of the Company, nor did we examine any individual loan credit files.

We have been retained by the board of directors of the Company to act as an independent financial advisor to the Company in connection with the proposed transaction and will receive a fee from the Company for our services, no portion of which is contingent upon the consummation of the proposed transaction or the analysis, opinions or conclusions expressed in this letter.

Our opinion is necessarily based upon market, economic and other conditions as of the date set forth above, and on the information made available to us. Our opinion does not address the merits of the underlying decision by the Company to engage in the proposed transaction and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote on the transaction or any other matter related thereto. We have not considered, nor are we expressing any opinion herein with respect to, the prices at which shares of Company stock will trade at any time prior to the completion of the transaction.

On the basis of and subject to the foregoing, we are of the opinion that as of the date hereof, the consideration to be received as set forth in the proposed transaction, is fair, from a financial point of view, to all shareholders of the Company, including those shareholders who are not directors or executive officers of the Company.

Sincerely,

National Capital, L.L.C.

By: T. Jefferson Fair, CVA

President

July 23, 2014

Board of Directors

American Gateway Financial Corporation

320 North Alexander Avenue

Port Allen, LA 70767

Ladies and Gentlemen:

American Gateway Financial Corporation (“American Gateway”), Business First Bancshares, Inc. (“Business First”), and B1B Interim Corporation (“Merger Sub”) have entered into an agreement and plan of reorganization dated as of July 23, 2014 (the “Agreement”) pursuant to which, among other things, Merger Sub will merge with and into American Gateway (the “Merger”) with American Gateway as the surviving entity. Pursuant to the terms of the Agreement, upon the effective date of the Merger, each share of American Gateway common stock issued and outstanding immediately before the Effective Time, except for those shares as described in the Agreement, will be converted into the right to (i) $10.00 per share in cash (the “Cash Consideration”) and (ii) a number of shares of Business First’s common stock equal to the quotient of American Gateway’s Adjusted Tangible Equity Capital and Business First’s Adjusted Tangible Equity Capital Per Share (the “Stock Consideration” and together with the Cash Consideration, the “Merger Consideration”). American Gateway’s Adjusted Tangible Equity Capital shall be an amount equal to the difference between (a) 1.12 times American Gateway’s Tangible Equity Capital, and (b) $2,179,440. Business First’s Adjusted Tangible Equity Capital Per Share shall be an amount equal to (a) 1.175 times Business First’s Tangible Equity Capital, divided by (b) the number of issued and outstanding shares of Business First’s common stock on the Valuation Date. Both American Gateway’s and Business First’s Tangible Equity Capital shall equal total equity capital as of a date that is within ten days prior to the closing date (the “Valuation Date”), less any intangible assets and the effect of any unrealized gains or losses on available-for-sale securities and adjusted for extraordinary items related to the Merger, including the after-tax cost of Merger expenses and Merger related professional fees. The other terms and conditions of the Merger are more fully set forth in the Agreement and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of American Gateway common stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain financial statements and other historical financial information of American Gateway that we deemed relevant; (iii) certain financial statements and other historical financial information of Business First that we deemed relevant; (iv) an internal financial budget for American Gateway for the year ending

December 31, 2014 as provided by the senior management of American Gateway and internal financial estimates for American Gateway for the years ending December 31, 2015 through December 1, 2018 as discussed with senior management of American Gateway; (v) an internal financial budget for Business First for the year ending December 31, 2014 as provided by the senior management of Business First and internal financial estimates for Business First for the years ending December 31, 2015 through December 1, 2018 as discussed with senior management of Business First; (vi) the pro forma financial impact of the Merger on Business First based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as prepared by and/or reviewed and discussed with the senior management of Business First and Business First’s financial advisor; (vii) a comparison of certain financial and other information for American Gateway and Business First with publicly available information for certain other commercial banks, the securities of which are publicly traded; (viii) the terms and structures of other recent mergers and acquisition transactions in the commercial banking sector; (ix) the current market environment generally and in the commercial banking sector in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of American Gateway the business, financial condition, results of operations and prospects of American Gateway and held similar discussions with the senior management of Business First regarding the business, financial condition, results of operations and prospects of Business First.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by American Gateway and Business First or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of preparing this letter. We have further relied on the assurances of the management of American Gateway and Business First that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of American Gateway or Business First or any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of American Gateway, Business First or the combined entity after the Merger and we have we not reviewed any individual credit files relating to American Gateway or Business First. We have assumed, with your consent, that the respective allowances for loan losses for both American Gateway and Business First are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal financial estimates for American Gateway and Business First as provided by the respective senior managements of American Gateway and Business First. Sandler O’Neill also received and used in its analyses certain estimates of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with senior management of Business First and its financial advisor. With respect to those estimates and judgments, the respective managements of American Gateway and Business First confirmed to us that those estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future financial performance of American Gateway and Business First, respectively, and we assumed that such performance would be achieved. We express no opinion as to such estimates or the assumptions on which they are based. We have assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of American Gateway and Business First since the date of the most recent financial data made available to us. We have also assumed in all respects material to our analysis that

American Gateway and Business First would remain as a going concern for all periods relevant to our analyses. We express no opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated in connection therewith.

Our analyses and opinion are necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect our views. We have not undertaken to update, revise, reaffirm or withdraw this letter or otherwise comment upon events occurring after the date hereof.

We have acted as American Gateway’s financial advisor in connection with the Merger and a significant portion of our fees are contingent upon the closing of the Merger. We also will receive a fee from American Gateway for providing this opinion. American Gateway has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to American Gateway and Business First and their affiliates. We may also actively trade the debt securities of American Gateway and Business First or their affiliates for our own account and for the accounts of our customers. We render no opinion as to the value of Business First’s common stock when such stock is actually received by shareholders of the American Gateway.

This letter is directed to the Board of Directors of American Gateway in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of American Gateway as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of American Gateway common stock and does not address the underlying business decision of American Gateway to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies or transactions that might exist for American Gateway or the effect of any other transaction in which American Gateway might engage. This opinion shall not be reproduced or used for any other purposes, without Sandler O’Neill’s prior written consent, such consent not to be unreasonably withheld. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by American Gateway officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of American Gateway.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of American Gateway common stock from a financial point of view.

Very truly yours,

Sandler O’Neill + Partners

Appendix C

FULL TEXT OF PART 13

THE LOUISIANA BUSINESS CORPORATION ACT

LSA-R.S. 12:1-1301

§ 1-1301. Definitions

Effective: January 1, 2015

In this Part, the following meanings shall apply:

(1)     “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of R.S. 12:1-1302(B)(4), an entity is deemed to be an affiliate of its senior executives.

(2)     “Beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares; except that a member of a national securities exchange is not deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because the member is the record holder of the securities if the member is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3)     “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in R.S. 12:1-1322 through 1-1331, includes the surviving entity in a merger.

(3.1)     “Excluded shares” means shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year prior to the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action.

(4)     “Fair value” means the value of the corporation’s shares determined immediately before the effectuation of the corporate action to which the shareholder objects, using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, and without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to R.S. 12:1-1302(A)(5).

(5)     “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of judicial interest.

(5.1)     “Interested person” means a person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action, satisfies one of the following criteria:

(a)     Was the beneficial owner of twenty percent or more of the voting power of the corporation, other than as owner of excluded shares.

(b)     Had the power, contractually or otherwise, other than as owner of excluded shares, to cause the appointment or election of twenty-five percent or more of the directors to the board of directors of the corporation.

(c)     Was a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than any of the following:

(i)     Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action.

(ii)     Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in R.S. 12:1-862.

(iii)     In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(5.2)     “Interested transaction” means a corporate action described in R.S. 12:1-1302(A) involving an interested person in which any of the shares or assets of the corporation are being acquired or converted.

(6)     “Preferred shares” means a class or series of shares whose holders have preference over any other class or series with respect to distributions.

(7)     [Reserved.]

(8)     “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, and anyone in charge of a principal business unit or function.

(9)     “Shareholder” means a record shareholder, a beneficial shareholder, and a voting trust beneficial owner.

Credits

Added by Acts 2014, No. 328, § 1, eff. Jan. 1, 2015.

LSA-R.S. 12:1-1302

§ 1-1302. Right to appraisal

Effective: January 1, 2015

A.     A shareholder is entitled to appraisal rights and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(1)     Consummation of a merger to which the corporation is a party if either of the following apply:

(a)     Shareholder approval is required for the merger by R.S. 12:1-1104, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger.

(b)     The corporation is a subsidiary and the merger is governed by R.S. 12:1-1105.

(2)     Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged.

(3)     Consummation of a disposition of assets pursuant to R.S. 12:1-1202, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series if, under the terms of the corporate action approved by the shareholders, there is to be distributed to shareholders in cash its net assets in excess of a reasonable amount reserved to meet claims of the type described in R.S. 12:1-1406 and 1-1407, within one year after the shareholders’ approval of the action and in accordance with their respective interests determined at the time of distribution, and the disposition of assets is not an interested transaction.

(4)     An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created.

(5)     Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors.

(6)     Consummation of a domestication if the shareholder does not receive shares in the foreign corporation resulting from the domestication that have terms as favorable to the shareholder in all material respects, and represent at least the same percentage interest of the total voting rights of the outstanding shares of the corporation, as the shares held by the shareholder before the domestication,

(7)     Consummation of a conversion of the corporation to nonprofit status pursuant to Subpart C of Part 9 of this Chapter.

(8)     Consummation of a conversion of the corporation to an unincorporated entity pursuant to Subpart E of Part 9 of this Chapter.

B.     Notwithstanding Subsection A of this Section, the availability of appraisal rights under Paragraphs (A)(1), (2), (3), (4), (6), and (8) of this Section shall be limited in accordance with the following provisions:

(1)     Appraisal rights shall not be available for the holders of shares of any class or series of shares which is one of the following:

(a)     A covered security under Section 18(b)(1)(A) or (B) of the Securities Act of 1933, as amended.

(b)     Traded in an organized market and has at least two thousand shareholders and a market value of at least twenty million dollars, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, and directors and by beneficial shareholders and voting trust beneficial owners owning more than ten percent of such shares.

(c)     Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and may be redeemed at the option of the holder at net asset value.

(2)     The applicability of Paragraph (B)(1) of this Section shall be determined as of either of the following:

(a)     The record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to act upon the corporate action requiring appraisal rights.

(b)     The day before the effective date of such corporate action if there is no meeting of shareholders.

(3)     Paragraph (B)(1) of this Section shall not be applicable and appraisal rights shall be available pursuant to Subsection A of this Section for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in Paragraph (B)(1) of this Section at the time the corporate action becomes effective or, in the case of the consummation of a disposition of assets pursuant to R.S. 12:1-1202, unless such cash, shares, or proprietary interests are, under the terms of the corporate action approved by the shareholders, to be distributed to the shareholders as part of a distribution to shareholders of the net assets of the corporation in excess of a reasonable amount to meet claims of the type described in R.S. 12:1-1406 and 1-1407, within one year after the shareholders’ approval of the action and in accordance with their respective interests determined at the time of the distribution.

(4)     Paragraph (B)(1) of this Section shall not be applicable and appraisal rights shall be available pursuant to Subsection A of this Section for the holders of any class or series of shares where the corporate action is an interested transaction.

C.     Notwithstanding any other provision of this Section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, except for both of the following:

(1)     No such limitation or elimination shall be effective if the class or series does not have the right to vote separately as a voting group, alone or as part of a group, on the action or if the action is a nonprofit conversion under Subpart C of Part 9 of this Chapter or a conversion to an unincorporated entity under Subpart E of Part 9 of this Chapter, or a merger having a similar effect.

(2)     Any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment, or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within one year of that date if such action would otherwise afford appraisal rights.

Credits

Added by Acts 2014, No. 328, § 1, eff. Jan. 1, 2015.

LSA-R.S. 12:1-1303

§ 1-1303. Assertion of rights by nominees and beneficial shareholders

Effective: January 1, 2015

A.     A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder or a voting trust beneficial owner only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder or the voting trust beneficial owner and notifies the corporation in writing of the name and address of each beneficial shareholder or voting trust beneficial owner on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this Subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

B.     A beneficial shareholder and voting trust beneficial owner may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in R.S. 12:1-1322(B)(2)(b), and does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder or voting trust beneficial owner.

Credits

Added by Acts 2014, No. 328, § 1, eff. Jan. 1, 2015.

LSA-R.S. 12:1-1320

§ 1-1320. Notice of appraisal rights

Effective: January 1, 2015

A.     Where any corporate action specified in R.S. 12:1-1302(A) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that the shareholders are, are not, or may be entitled to assert appraisal rights under this Part. If the corporation concludes that appraisal rights are or may be available, one of the following statements shall be included in the meeting notice sent to those record shareholders entitled to exercise appraisal rights:

(1)    If the corporation wishes for shareholders to be subject to the requirements of R.S. 12:1-1321(A)(1):

“Appraisal rights allow a shareholder to avoid the effects of the proposed corporate action described in this notice by selling the shareholder’s shares to the corporation at their fair value, paid in cash. To retain the right to assert appraisal rights, a shareholder is required by law: (1) to deliver to the corporation, before the vote is taken on the action described in this notice, a written notice of the shareholder’s intent to demand appraisal if the corporate action proposed in this notice takes effect, and (2) not to vote, or cause or permit to be voted, in favor of the proposed corporate action any shares of the class or series for which the shareholder intends to assert appraisal rights. If a shareholder complies with those requirements, and the action proposed in this notice takes effect, the law requires the corporation to send to the shareholder an appraisal form that the shareholder must complete and return, and a copy of Part 13 of the Business Corporation Act, governing appraisal rights.”

(2)    If the corporation is waiving the requirements of R.S. 12:1-1321(A)(1): “Appraisal rights allow a shareholder to avoid the effects of the proposed corporate action described in this notice by selling the shareholder’s shares to the corporation at their fair value, paid in cash. To retain the right to assert appraisal rights, a shareholder is required by law not to vote, or cause or permit to be voted, in favor of the proposed corporation action any shares of the class or series for which the shareholder intends to assert appraisal rights. If a shareholder complies with the requirement, and the action proposed in this notice take effect, the law requires the corporation to send to the shareholder an appraisal form that the shareholder must complete and return, a copy of Part 13 of the Business Corporation Act, governing appraisal rights.”

B.     In a merger pursuant to R.S. 12:1-1105, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within ten days after the corporate action became effective and include the materials described in R.S. 12:1-1322.

C.     Where any corporate action specified in R.S. 12:1-1302(A) is to be approved by written consent of the shareholders pursuant to R.S. 12:1-704.

(1)    Written notice that appraisal rights are, are not, or may be available must be sent to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, the following statement must be included in the notice:

“Appraisal rights allow a shareholder to avoid the effects of the proposed corporate action described in this notice by selling the shareholder’s shares to the corporation at their fair value, paid in cash. To retain the right to assert appraisal rights, a shareholder is required by law not to sign any consent in favor of the proposed corporate action with respect to any shares of the class or series for which the shareholder intends to assert appraisal rights. If a shareholder complies with this requirement, and the corporate action proposed in this notice takes effect, the law requires the corporation to send to the shareholder an appraisal form that the shareholder must complete and return, and a copy of Part 13 of the Business Corporation Act, governing appraisal rights.”

(2)    Written notice that appraisal rights are, are not, or may be available must be delivered together with the notice to nonconsenting and nonvoting shareholders required by R.S. 12:1-704(E) and (F), may include the materials described in R.S. 12:1-1322 and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this Part and the following statement:

“Appraisal rights allow a shareholder to avoid the effects of the corporate action described in this notice by selling the shareholder’s shares to the corporation at their fair value, paid in cash. A shareholder may obtain appraisal rights only by completing and returning an appraisal form that the law requires the corporation to send to the shareholder, and by complying with all other requirements of Part 13 of the Business Corporation Act, a copy of which is enclosed.”

D.    Where corporate action described in R.S. 12:1-1302(A) is proposed, or a merger pursuant to R.S. 12:1-1105 is effected, the notice referred to in Subsection A or C of this Section, if the corporation concludes that appraisal rights are or may be available, and in Subsection B of this Section shall be accompanied by both of the following:

(1)    The annual financial statements specified in R.S. 12:1-1620(B) of the corporation that issued the shares that may be subject to appraisal, which shall be as of a date ending not more than sixteen months before the date of the notice and shall comply with R.S. 12: 1-1620(B); provided that, if such annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information.

(2)    The latest available quarterly financial statements of such corporation, if any.

E.    The right to receive the information described in Subsection D of this Section may be waived in writing by a shareholder before or after the corporate action. If the information described in Subsection D of this Section is not publicly available, the shareholder who receives it owes a duty to the corporation to use and disclose the information only for purposes of deciding whether to exercise appraisal rights and for other proper purposes.

Credits

Added by Acts 2014, No. 328, § 1, eff. Jan. 1, 2015.

LSA-R.S. 12:1-1321

§ 1-1321. Notice of intent to demand appraisal and consequences of voting or consenting

Effective: January 1, 2015

A.    If a corporate action specified in R.S. 12:1-1302(A) is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares must do both of the following:

(1)    Deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand appraisal if the proposed action is effectuated.

(2)    Not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

B.    If a corporate action specified in R.S. 12:1-1302(A) is to be approved by written consent, a shareholder may assert appraisal rights with respect to a class or series of shares only if the shareholder does not sign a consent in favor of the proposed action with respect to that class or series of shares.

C.    A shareholder who fails to satisfy the requirements of Subsection A or B of this Section is not entitled to appraisal under this Part.

Credits

Added by Acts 2014, No. 328, § 1, eff. Jan. 1, 2015.

LSA-R.S. 12:1-1322

§ 1-1322. Appraisal notice and form

Effective: January 1, 2015

A.    If a corporate action requiring appraisal rights under R.S. 12:1-1302(A) becomes effective, the corporation must send a written appraisal notice and the form required by Paragraph (B)(1) of this Section to all shareholders who satisfy the requirements of R.S. 12:1-1321(A) or R.S. 12:1-1321(B). In the case of a merger under R.S. 12:1-1105, the parent must deliver an appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

B.    The appraisal notice must be delivered no earlier than the date the corporate action specified in R.S. 12:1-1302(A) became effective, and no later than ten days after such date, and must do all of the following:

(1)    Supply a form that requires the shareholder asserting appraisal rights to certify that such shareholder did not vote for or consent to the transaction.

(2)    State all of the following:

(a)    Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under Subparagraph (B)(2)(b) of this Section.

(b)    A date by which the corporation must receive the form, which date may not be fewer than forty nor more than sixty days after the date the appraisal notice is sent pursuant to Subsection A of this Section, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

(c)    The corporation’s estimate of the fair value of the shares.

(d)    That, if requested in writing, the corporation will provide, to the shareholder so requesting, within ten days after the date specified in Subparagraph (B)(2)(b) of this Section the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

(e)    The date by which the notice to withdraw under R.S. 12:1-1323 must be received, which date must be at least twenty days after the date specified in Subparagraph (B)(2)(b) of this Section.

(3)    Be accompanied by a copy of this Part.

C.     A corporation may elect to withhold payment as permitted by R.S. 12:1-1325 only if the form required by Subsection B of this Section does both of the following:

(1)     Specifies the first date of any announcement to shareholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action.

(2)     If such announcement was made, requires the shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date.

Credits

Added by Acts 2014, No. 328, § 1, eff. Jan. 1, 2015.

LSA-R.S. 12:1-1323

§ 1-1323. Perfection of rights and right to withdraw

Effective: January 1, 2015

A.     A shareholder who receives notice pursuant to R.S. 12:1-1322 and who wishes to exercise appraisal rights must sign and return the form sent by the corporation and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to R.S. 12:1-1322(B)(2)(b). In addition, if applicable, the shareholder must certify on the form whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to R.S. 12:1-1322(B)(1). If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under R.S. 12:1-1325. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the signed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to Subsection B of this Section.

B.     A shareholder who has complied with Subsection A of this Section may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to R.S. 12:1-1322(B)(2)(e). A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

C.     A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in R.S. 12:1-1322(B), shall not be entitled to payment under this Part.

Credits

Added by Acts 2014, No. 328, § 1, eff. Jan. 1, 2015.

LSA-R.S. 12:1-1324

§ 1-1324. Payment

Effective: January 1, 2015

A.     Except as provided in R.S. 12:1-1325, within thirty days after the form required by R.S. 12:1-1322(B)(2)(b) is due, the corporation shall pay in cash to those shareholders who complied with R.S. 12:1-1323(A) the amount the corporation estimates to be the fair value of their shares, plus interest.

B.     Except as provided in Subsection C of this Section, the payment to each shareholder pursuant to Subsection A of this Section must be accompanied by all of the following:

(1)    (a)     The annual financial statements specified in R.S. 12:1-1620(B) of the corporation that issued the shares to be appraised, which shall be of a date ending not more than sixteen months before the date of payment and shall comply with R.S. 12:1-1620(B); provided that, if such annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information.

(b)     The latest available quarterly financial statements of such corporation, if any.

(2)     A statement of the corporation’s estimate of the fair value of the shares, which estimate must equal or exceed the corporation’s estimate given pursuant to R.S. 12:1-1322(B)(2)(c).

(3)     A statement that shareholders described in Subsection A of this Section have the right to demand further payment under R.S. 12:1-1326 and that if any such shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this Part.

C.     The financial information described in Paragraph (B)(1) of this Section need not accompany the corporation’s payment under Subsection A of this Section if the corporation has earlier delivered to the shareholder financial information that meets the requirements of Paragraph (B)(1) of this Section as of the time of the payment.

Credits

Added by Acts 2014, No. 328, § 1, eff. Jan. 1, 2015.

LSA-R.S. 12:1-1325

§ 1-1325. After-acquired shares

Effective: January 1, 2015

A.     A corporation may elect to withhold payment required by R.S. 12:1-1324 from any shareholder who was required to, but did not, certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date specified in the appraisal notice sent in accordance with R.S. 12:1-1322(B)(1) and R.S. 12:1-1322(C).

B.     If the corporation elects to withhold payment under Subsection A of this Section, it must, within thirty days after the form required by R.S. 12:1-1322(B)(2)(b) is due, notify all shareholders who are described in Subsection A of this Section of all of the following:

(1)     The information required by R.S. 12:1-1324(B)(1).

(2)     The corporation’s estimate of fair value pursuant to R.S. 12:1-1324(B)(2).

(3)     That they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under R.S. 12:1-1326.

(4)     That those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation’s offer within thirty days after receiving the offer.

(5)     That those shareholders who do not satisfy the requirements for demanding appraisal under R.S. 12:1-1326 shall be deemed to have accepted the corporation’s offer.

C.     Within ten days after receiving the shareholder’s acceptance pursuant to Subsection B of this Section, the corporation must pay in cash the amount it offered under Paragraph (B)(2) of this Section to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

D.     Within forty days after sending the notice described in Subsection B of this Section, the corporation must pay in cash the amount it offered to pay under Paragraph (B)(2) of this Section to each shareholder described in Paragraph (B)(5) of this Section.

Credits

Added by Acts 2014, No. 328, § 1, eff. Jan. 1, 2015.

LSA-R.S. 12:1-1326

§ 1-1326. Procedure if shareholder dissatisfied with payment or offer

Effective: January 1, 2015

A.     A shareholder paid pursuant to R.S. 12:1-1324 who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest, less any payment under R.S. 12:1-1324. A shareholder offered payment under R.S. 12:1-1325 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

B.     A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under Subsection A of this Section within thirty days after receiving the corporation’s payment or offer of payment under R.S. 12:1-1324 or 1-1325, respectively, waives the right to demand payment under this Section and shall be entitled only to the payment made or offered pursuant to those respective Sections.

Credits

Added by Acts 2014, No. 328, § 1, eff. Jan. 1, 2015.

LSA-R.S. 12:1-1330

§ 1-1330. Court action

Effective: January 1, 2015

A.     If a shareholder makes demand for payment under R.S. 12:1-1326 which remains unsettled, the corporation shall commence a summary proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to R.S. 12:1-1326, plus interest, within ten days after the expiration of the sixty-day period.

B.     The corporation shall commence the proceeding in the district court of the parish where the corporation’s principal office or, if none, its registered office in this state is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the parish in this state where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

C.     The corporation shall make all shareholders, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, and all parties must be served with a copy of the petition. Nonresidents may be served as provided by law.

D.     The jurisdiction of the court in which the proceeding is commenced under Subsection B of this Section is exclusive. The court may appoint an appraiser to file a written report with the court on the question of fair value. The appraiser shall have the powers described in the appointing order, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. If the court appoints an appraiser, the appraiser’s written report shall be treated as the report of an expert witness, and the corporation and shareholders demanding appraisal shall be entitled to depose and to examine and cross-examine the appraiser as an expert witness.

E.     Each shareholder made a party to the proceeding is entitled to judgment for either of the following:

(1)     The amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the corporation to the shareholder for such shares.

(2)     The fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under R.S. 12:1-1325.

Credits

Added by Acts 2014, No. 328, § 1, eff. Jan. 1, 2015.

LSA-R.S. 12:1-1331

§ 1-1331. Court costs and expenses

Effective: January 1, 2015

A.     The court in an appraisal proceeding commenced under R.S. 12:1-1330 shall determine all court costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the court costs against the corporation, except that the court may assess court costs against all or some of the shareholders demanding appraisal, in amounts which the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Part.

B.     The court in an appraisal proceeding may also assess the expenses of the respective parties in amounts the court finds equitable against either of the following:

(1)     The corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of R.S. 12:1-1320, 1-1322, 1-1324, or 1-1325.

(2)     Either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Part.

C.     If the court in an appraisal proceeding finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that such expenses should not be assessed against the corporation, the court may direct that such expenses be paid out of the amounts awarded the shareholders who were benefitted.

D.     To the extent the corporation fails to make a required payment pursuant to R.S. 12:1-1324, 1-1325, 1-1326, or 1-1330(A), the shareholder may sue directly for the amount owed, and to the extent successful, shall be entitled to recover from the corporation all expenses of the suit. The shareholder’s right to enforce the corporation’s payment obligation under this Subsection is preempted five years after the date that the payment by the corporation becomes due under the relevant provision.

Credits

Added by Acts 2014, No. 328, § 1, eff. Jan. 1, 2015.

LSA-R.S. 12:1-1340

§ 1-1340. Other remedies limited

Effective: January 1, 2015

A.     The legality of a proposed or completed corporate action described in R.S. 12:1-1302(A) may not be contested, nor may the corporate action be enjoined, set aside or rescinded, in any proceeding commenced by a shareholder after the shareholders have approved the corporate action.

B.     The appraisal rights provided by this Part are the exclusive remedy of a shareholder in connection with a corporate action for which R.S. 12:1-1302 makes appraisal rights available if either of the following conditions is satisfied:

(1)     The shareholder is not subject to the requirements of R.S. 12:1-1321(A)(1) concerning the delivery of a written notice of the shareholder’s intent to assert appraisal rights.

(2)     The corporation waives the requirements of R.S. 12:1-1321(A)(1).

C.     If Subsection B of this Section makes appraisal rights the exclusive remedy of a shareholder, then the shareholder shall not have any other cause of action for damages or for any other form of relief against the corporation, or any director, officer, employee, agent, or controlling person of the corporation, in connection with the corporate action for which R.S. 12:1-1302 makes appraisal rights available.

D.     If the corporation waives the requirements of R.S. 12:1-1321(A)(1), a shareholder may assert appraisal rights without complying with those requirements. A corporation waives the requirements of R.S. 12:1-1321(A)(1) by sending shareholders the notice specified in R.S. 12:1-1320(A)(2).

E.     Subsections A, B, and C of this Section do not apply to a corporate action that is any of the following:

(1)     Not authorized and approved in accordance with the applicable provisions of any of the following:

(a)     Part 9, 10, 11, or 12 of this Chapter.

(b)     The articles of incorporation or bylaws.

(c)     The resolution of the board of directors authorizing the corporate action.

(2)     [Reserved.]

(3)     [Reserved.]

(4)     Approved by less than unanimous consent of the voting shareholders pursuant to R.S. 12:1-704 if both of the following requirements are met:

(a)     The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least ten days before the corporate action was effected.

(b)     The proceeding challenging the corporate action is commenced within ten days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding.

F.     Subsections B and C of this Section do not affect any right of a shareholder that is provided by the terms of the corporate action itself if the shareholder does not assert, or loses the right to enforce, appraisal rights under this Part.

Credits

Added by Acts 2014, No. 328, § 1, eff. Jan. 1, 2015.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The articles of incorporation of Business First provide that it may indemnify each of its directors or officers to the fullest extent permitted by the provisions of Section 83 of the Louisiana Business Corporation Law, which has been superceded by Part 8, Subpart E of the LBCA. The articles of incorporation further provide that expenses of Business First’s directors and officers incurred as a party to any threatened, pending or completed proceeding will be paid by Business First as they are incurred and in advance of the final disposition of the proceeding. Such advancement of expenses may only be made, however, upon Business First’s receipt of both a written affirmation from the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification under the LBCA and an undertaking by or on behalf of the director or officer to repay all amounts advanced in the event that it is ultimately determined by a final decision, order, or decree of a court of competent jurisdiction that the director or officer has not met the required standard of conduct.

Business First’s articles of incorporation further provide that the right to indemnification shall continue for a person who has ceased to be a director or officer and shall inure to the benefit of his heirs, next of kin, executors, administrators and legal representatives. Business First will not be obligated to reimburse the amount of any settlement unless it has agreed to such settlement. In addition, if any person unreasonably fails to enter into a settlement of any proceeding that would be subject to indemnification under Business First’s articles of incorporation and if that settlement offer was acceptable to Business First, then Business first’s indemnification obligation will be limited to the total of the amount at which settlement could have been made and the expenses incurred by such person prior to the time the settlement could reasonably have been effected.

Business First may, but need not, to the extent authorized from time to time by its board of directors, grant rights to indemnification and the advancement of expenses to any employee or agent of the corporation or to any director, officer, employee or agent of any of its subsidiaries to the fullest extent permissible under the LBCA and Business First’s articles of incorporation, subject to the imposition of such conditions or limitations as Business First’s board of directors may deem necessary or appropriate.

Business First has obtained directors’ and officers’ insurance for its directors, officers and some employees for specified liabilities.

Business First’s ability to provide indemnification to its directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. 1828(k).

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The list of exhibits set forth under “Exhibit Index” at the end of this registration statement is incorporated herein by reference.

ITEM 22.	UNDERTAKINGS.

The undersigned (“Registrant”) hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The Registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No 3. to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Baton Rouge, Louisiana on February 13, 2015.

BUSINESS FIRST BANCSHARES, INC.

By:	/s/ David R. Melville, III
David R. Melville, III
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No 3. to the registration statement has been signed by the following persons in the capacities indicated on the February 13, 2015.

Signature		Title

By:	/s/ David R. Melville, III	President, Chief Executive Officer and Director (Principal Executive Officer)
David R. Melville, III

By:	/s/ Steven Champney*	Chief Financial Officer (Principal Financial and Accounting Officer)
Steven Champney

By	/s/ Lloyd Benny Alford*	Director
Lloyd Benny Alford

By:	/s/ John Graves*	Director
John Graves

By:	/s/ Robert S. Greer Jr.*	Chairman of the Board and Director
Robert S. Greer Jr.

By	/s/ Rolfe Hood McCollister Jr.*	Director
Rolfe Hood McCollister Jr.

By:	/s/ Andrew D. McLindon*	Director
Andrew D. McLindon

By:	/s/ Patrick E. Mockler*	Director
Patrick E. Mockler

By:	/s/ David A. Montgomery*	Director
David A. Montgomery

By:	/s/ Nanette Noland*	Director
Nanette Noland

Signature		Title

By:	/s/ Arthur Price*	Director
Arthur Price

By:	/s/ Fayez K. Shamieh*	Director
Fayez K. Shamieh

By:	/s/ Stewart Slack*	Director
Stewart Slack

By:	/s/ Kenneth Smith*	Director
Kenneth Smith

By:	/s/ Thomas Everett Stewart Jr.*	Director
Thomas Everett Stewart Jr.

By:	/s/ Steve White*	Director
Steve White

By:	/s/ Robert Yarborough*	Director
Robert Yarborough

*	Pursuant to power of attorney, by:

/s/ David R. Melville, III
David R. Melville, III
Attorney-in-Fact

EXHIBIT INDEX

NUMBER	DESCRIPTION

2.1	Agreement and Plan of Reorganization, dated as of July 23, 2014, by and among, Business First Bancshares, Inc., AGFC and B1B Interim Corporation (included as a part of Appendix A to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4).*

2.2	First Amendment, dated November 10, 2014, to the Agreement and Plan of Reorganization, dated as of July 23, 2014, by and among, Business First Bancshares, Inc., AGFC and B1B Interim Corporation (included as a part of Appendix A to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4).*

3.1	Amended and Restated Articles of Incorporation of Business First Bancshares, Inc.+

3.2	Bylaws of Business First Bancshares, Inc.+

4.1	Specimen Common Stock Certificate.+

5.1	Opinion of Fenimore, Kay, Harrison & Ford, LLP.+

8.1	Opinion of Fenimore, Kay, Harrison & Ford, LLP, as to tax matters.*

10.1	Executive Employment Agreement by and between Business First Bank and David R. Melville, III, dated August 6, 2009.+

10.2	Amendment to Executive Employment Agreement by and between Business First Bank and David R. Melville, III, dated April 1, 2011.+

10.3	Executive Employment Agreement by and between Business First Bank and Steven Champney, dated September 1, 2008.+

10.4	Memorandum Amendment to Executive Employment Agreement between Business First Bank and Steven Champney, dated March 5, 2010.+

10.5	Business First Bancshares, 2006 Stock Option Plan (“2006 Stock Option Plan”).+

10.6	Form of Incentive Stock Option Award Agreement under 2006 Stock Option Plan.+

10.7	Form of Incentive Stock Option Award Agreement (As Amended), under 2006 Stock Option Plan.+

10.8	Form of Warrant Agreement.+

10.9	Amendment No. 1 to the 2006 Stock Option Plan, dated December 17, 2007+

21.1	List of subsidiaries of Business First Bancshares, Inc.+

23.1	Consent of Fenimore, Kay, Harrison & Ford, LLP (included in Exhibit 5.1).+

23.2	Consent of Fenimore, Kay, Harrison & Ford, LLP (included in Exhibit 8.1).*

23.3	Consent of Hannis T. Bourgeois, LLP.*

23.4	Consent of Hannis T. Bourgeois, LLP.*

24.1	Power of Attorney (contained on the signature page hereto).+

99.1	Consent of National Capital, LLC.+

99.2	Consent of Sandler O’Neill & Partners, L.P.+

99.3	Form of AGFC Proxy Card.+

*	Filed herewith.
+	Previously filed.
†	Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant will furnish supplementally a copy of any omitted schedules or similar attachment to the SEC upon request.